As filed with the Securities and Exchange Commission on September 22, 2023
Securities Act File No. 333-268405

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.
Post-Effective Amendment No. 3

AG Twin Brook Capital Income Fund
(Exact name of registrant as specified in charter)

245 Park Avenue, 26th Floor
New York, NY 10167
(212) 692-2000
(Address and telephone number, including area code, of principal executive offices)

Jenny B. Neslin
AG Twin Brook Capital Income Fund
245 Park Avenue, 26th Floor
New York, NY 10167
(Name and address of agent for service)

COPIES TO:
Rajib Chanda, Esq.
Steven Grigoriou, Esq.
Simpson Thacher & Bartlett LLP
900 G Street, N.W.
Washington, DC 20001

Approximate Date of Commencement of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.
☒	Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.
☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.
☐	Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.
☐	Check box if this Form is a post-effective amendment to a registration statement pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to Section 8(c) of the Securities Act.
☒	immediately upon filing pursuant to paragraph (b) of Rule 486.
☐	on (date) pursuant to paragraph (b) of Rule 486.
☐	60 days after filing pursuant to paragraph (a) of Rule 486.
☐	on (date) pursuant to paragraph (a) of Rule 486.
If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for a previously filed post-effective amendment registration statement.
☐
This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

☐
This Form is filed to register additional securities for an offering pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

☐
This Form is filed to register additional securities for an offering pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

Check each box that appropriately characterizes the Registrant:

☐	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).
☒	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).
☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).
☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
☒	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).
☐	If an Emerging Growth Company, indicate by check mark if the registrant has elected to not use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.
☒	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

Prospectus
AG Twin Brook Capital Income Fund
Class S, Class D and Class I Shares
Maximum Offering of $5,000,000,000

AG Twin Brook Capital Income Fund is a Delaware statutory trust that seeks to invest primarily in U.S. middle market companies with between $3 million and $50 million in annual earnings before interest, taxes, depreciation and amortization (“EBITDA”); however, we intend to focus our investing in companies with EBITDA of less than $25 million. Our investment objective is to generate attractive, consistent total returns, predominantly in the form of current income and, to a lesser extent, capital appreciation, by targeting investment opportunities with favorable risk-adjusted returns.
We are a non-diversified, closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). We are externally managed by our adviser, AGTB Fund Manager, LLC (the “Adviser”). The Adviser is an affiliate of Angelo, Gordon & Co., LP and its subsidiaries (“Angelo Gordon”). We intend to elect to be treated for federal income tax purposes, and intend to qualify annually thereafter, as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”).
We are offering on a continuous basis up to $5,000,000,000 of our common shares of beneficial interest (“Common Shares”). We are offering to sell a combination of three separate classes of Common Shares: Class S shares, Class D shares and Class I shares, with a dollar value up to the maximum offering amount. The share classes have different ongoing shareholder servicing and/or distribution fees. The underwriters in this offering are not required to sell a minimum number of shares. The purchase price per share for each class of Common Shares will equal our net asset value (“NAV”) per share, as of the effective date of the monthly share purchase date. This is a “best efforts” offering, which means that Foreside Financial Services, LLC, the intermediary manager for this offering (the “Intermediary Manager”), will use its best efforts to sell shares through selling agents, but is not obligated to purchase or sell any specific amount of shares in this offering.
On January 1, 2023, we completed a merger with an affiliated privately offered BDC, AGTB Private BDC (the “Private BDC”), with TCAP continuing as the surviving company (the “Private BDC Merger”). Prior to the Private BDC Merger closing, the Private BDC had more than $800 million in total assets and had the same investment adviser, substantially the same investment objectives and policies, and the same management and advisory fees as us. The Private BDC Merger was structured as a share-for-share merger in which each outstanding Private BDC common share was exchanged for one Class I share. As a result, the Fund issued an aggregate of approximately 20,943,030 Class I shares to former Private BDC shareholders.
On July 28, 2023, we completed a merger with AG Twin Brook BDC, Inc., a Delaware corporation and affiliated privately offered BDC (“AGTB”), with TCAP continuing as the surviving company (the “AGTB Merger”). Prior to the AGTB Merger closing, AGTB was an affiliated BDC managed by AG Twin Brook Manager, LLC, a wholly-owned subsidiary of Angelo Gordon. As a result of the AGTB Merger, each share outstanding of AGTB’s common stock, par value $0.001 per share, was converted into the right to receive $20 per share in cash, without interest, subject to any applicable withholding taxes. We paid total cash consideration in connection with the AGTB Merger of approximately $193 million, subject to certain customary post-closing adjustments.
Throughout this prospectus, we refer to AG Twin Brook Capital Income Fund as the “Fund,” “TCAP,” “we,” “us” or “our” and, unless otherwise indicated, all such references are to the Fund as the surviving company.
Investing in our Common Shares involves a high degree of risk. You should purchase these securities only if you can afford a complete loss of your investment. See “Risk Factors” beginning on page 21 of this prospectus. Also consider the following:
•    We have limited operating history and there is no assurance that we will achieve our investment objectives.
•    We cannot guarantee that we will be able to replicate the historical results achieved by other Angelo Gordon products.
•    As required by the 1940 Act, a significant portion of our investment portfolio is and will be recorded at fair value as determined in good faith and, as a result, there is and will be uncertainty as to the value of our portfolio investments.

•    If a subscription request, including the full subscription amount, is not received in good order at least five business days prior to the first day of the month, the investor may not be eligible to purchase securities during that month’s offering. Accordingly, if the subscription is not withdrawn, such investor will not know the NAV per share until the following month’s NAV is determined, which will be a significant period of time from the initial subscription. If an investor disagrees with the NAV per share at which a purchase is made and decides to tender such Common Shares within a year of such purchase, such investor would be subject to an early repurchase deduction and such Common Shares will be repurchased at 98% of NAV at the time of repurchase (“Early Repurchase Deduction”).
•    You should not expect to be able to sell your shares regardless of how we perform.
•    You should consider that you may not have access to the money you invest for an extended period of time.

•    We do not intend to list our shares on any securities exchange, and we do not expect a secondary market in our shares to develop.
•    Because you may be unable to sell your shares, you will be unable to reduce your exposure in any market downturn.
•    We have implemented a share repurchase program, but only a limited number of shares will be eligible for repurchase and repurchases will be subject to available liquidity and other significant restrictions.
•    An investment in our Common Shares is not suitable for you if you need access to the money you invest. See “Suitability Standards” and “Share Repurchase Program.”
•    You will bear substantial fees and expenses in connection with your investment. See “Fees and Expenses.”
•    We cannot guarantee that we will make distributions, and if we do we may fund such distributions from sources other than cash flow from operations, including the sale of assets, borrowings or return of capital, and although we generally expect to fund distributions from cash flow from operations, we have not established limits on the amounts we may pay from such sources.
•    Distributions may also be funded in significant part, directly or indirectly, from temporary waivers or expense reimbursements borne by the Adviser or its affiliates, that may be subject to reimbursement to the Adviser or its affiliates. The repayment of any amounts owed to the Adviser or any of its affiliates will reduce future distributions to which you would otherwise be entitled.
•    The Fund’s distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Fund for investment. Any capital returned to shareholders through distributions will be distributed after payment of fees and expenses.
•    A return of capital to shareholders is a return of a portion of their original investment in the Fund, thereby reducing the tax basis of their investment. As a result from such reduction in tax basis, shareholders may be subject to tax in connection with the sale of shares, even if such shares are sold at a loss relative to the shareholder’s original investment.
•    We use and continue to expect to use leverage, which will magnify the potential for loss on amounts invested in us.
•    We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Common Shares less attractive to investors.
•    We invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be illiquid and difficult to value. For further discussion of these risk factors see e.g., “Risk Factors—Risks Related to Our Investments—Risk Associated with Unspecified Transactions; No Assurance of Investment Return—Loans Risk” and “—Below Investment Grade Risk.”
•    We invest primarily in privately-held companies for which very little public information exists. Such companies may experience substantial variations in operating results.
Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. Securities regulators have also not passed upon whether this offering can be sold in compliance with existing or future suitability or conduct standards including the ‘Regulation Best Interest’ standard to any or all purchasers.
The use of forecasts in this offering is prohibited. Any oral or written predictions about the amount or certainty of any cash benefits or tax consequences that may result from an investment in our Common Shares is prohibited. No one is authorized to make any statements about this offering different from those that appear in this prospectus.

	Price to the Public(1)	Proceeds to Us, Before Expenses(2)
Maximum Offering(3)	$5,000,000,000	$ 5,000,000,000
Class S Shares, per Share	$25.00	$ 1,666,666,666
Class D Shares, per Share	$25.00	$ 1,666,666,667
Class I Shares, per Share	$25.00	$ 1,666,666,667

(1)    Assumes an initial offering price of $25.00. Shares of each class of our Common Shares will be issued on a monthly basis at a price per share equal to the NAV per share for such class.

(2)    Neither the Fund nor the Intermediary Manager will charge an upfront sales load with respect to Class S shares, Class D shares or Class I shares, however, if you buy Class S shares or Class D shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a 1.5% cap on NAV for Class D shares and 3.5% cap on NAV for Class S shares. Selling agents will not charge such fees on Class I shares. We will also pay the following shareholder servicing and/or distribution fees to the intermediary manager, subject to Financial Industry Regulatory Authority, Inc. (“FINRA”) limitations on underwriting compensation: (a) for Class S shares, a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class S shares and (b) for Class D shares only, a shareholder servicing and/or distribution fee equal to 0.25% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class D shares, in each case, payable monthly. No shareholder servicing and/or distribution fees will be paid with respect to the Class I shares. The total amount that will be paid over time for other underwriting compensation depends on the average length of time for which shares remain outstanding, the term over which such amount is measured and the performance of our investments. We will also pay or reimburse certain organization and offering expenses, including, subject to FINRA limitations on underwriting compensation, certain wholesaling expenses. See “Plan of Distribution” and “Use of Proceeds.” The total underwriting compensation and total organization and offering expenses will not exceed 10% and 15%, respectively, of the gross proceeds from this offering. Proceeds are calculated before deducting shareholder servicing and/or distribution fees or organization and offering expenses payable by us, which are paid over time.
(3)    The table assumes that all shares are sold in the primary offering, with 1/3 of the gross offering proceeds from the sale of Class S shares, 1/3 from the sale of Class D shares, and 1/3 from the sale of Class I shares. The number of shares of each class sold and the relative proportions in which the classes of shares are sold are uncertain and may differ significantly from this assumption.
The date of this prospectus is September 22, 2023

SUITABILITY STANDARDS
Common Shares offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means such that they do not have a need for liquidity in this investment. We have established financial suitability standards for initial shareholders in this offering which require that a purchaser of shares have either:
•    a gross annual income of at least $70,000 and a net worth of at least $70,000, or
•    a net worth of at least $250,000.
For purposes of determining the suitability of an investor, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles. In the case of sales to fiduciary accounts, these minimum standards must be met by the beneficiary, the fiduciary account or the donor or grantor who directly or indirectly supplies the funds to purchase the shares if the donor or grantor is the fiduciary.
In addition, we will not sell shares to investors in the states named below unless they meet special suitability standards set forth below:
Alabama—In addition to the suitability standards set forth above, an investment in us will only be sold to Alabama residents that have a liquid net worth of at least 10 times their investment in us and our affiliates.
California—Purchasers residing in California may not invest more than 10% of their net worth in us.
Idaho—Purchasers residing in Idaho must have either (a) a liquid net worth of $85,000 and annual gross income of $85,000 or (b) a liquid net worth of $300,000. Additionally, the total investment in us shall not exceed 10% of their liquid net worth.
Iowa—Iowa investors must (i) have either (a) an annual gross income of at least $100,000 and a net worth of at least $100,000, or (b) a net worth of at least $350,000 (net worth should be determined exclusive of home, auto and home furnishings); and (ii) limit their aggregate investment in this offering and in the securities of other non-traded BDCs to 10% of such investor’s liquid net worth (liquid net worth should be determined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities). Purchasers who are accredited investors as defined in Regulation D under the Securities Act of 1933, as amended, are not subject to the foregoing concentration limit.
Kansas—It is recommended by the Office of the Kansas Securities Commissioner that Kansas investors limit their aggregate investment in our securities and other similar investments to not more than 10% of their liquid net worth.
Kentucky—A Kentucky investor may not invest more than 10% of its liquid net worth in us or our affiliates. “Liquid net worth” is defined as that portion of net worth that is comprised of cash, cash equivalents and readily marketable securities.
Maine—The Maine Office of Securities recommends that an investor’s aggregate investment in this offering and similar direct participation investments not exceed 10% of the investor’s liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.
Massachusetts—In addition to the suitability standards set forth above, Massachusetts residents may not invest more than 10% of their liquid net worth in us and in other illiquid direct participation programs.

Missouri—In addition to the suitability standards set forth above, no more than 10% of any one Missouri investor’s liquid net worth shall be invested in the securities being registered in this offering.
Nebraska—In addition to the suitability standards set forth above, Nebraska investors must limit their aggregate investment in this offering and the securities of other business development companies to 10% of such investor’s net worth. Investors who are accredited investors as defined in Regulation D under the Securities Act are not subject to the foregoing investment concentration limit.
New Jersey—New Jersey investors must have either (a) a minimum liquid net worth of $100,000 and a minimum annual gross income of $85,000, or (b) a minimum liquid net worth of $350,000. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings and automobiles, minus total liabilities) that consists of cash, cash equivalents and readily marketable securities. In addition, a New Jersey investor’s investment in us, our affiliates and other non-publicly-traded direct investment programs (including real estate investment trusts, business development companies, oil and gas programs, equipment leasing programs and commodity pools, but excluding unregistered, federally and state exempt private offerings) may not exceed 10% of his or her liquid net worth.
New Mexico—In addition to the general suitability standards listed above, a New Mexico investor may not invest, and we may not accept from an investor more than ten percent (10%) of that investor’s liquid net worth in shares of us, our affiliates and in other non-traded business development companies. Liquid net worth is defined as that portion of net worth which consists of cash, cash equivalents and readily marketable securities.
i

North Dakota—Purchasers residing in North Dakota must have a net worth of at least ten times their investment in us.
Ohio—It is unsuitable for Ohio residents to invest more than 10% of their liquid net worth in us, our affiliates and in any other non-traded BDC. “Liquid net worth” is defined as that portion of net worth (total assets exclusive of primary residence, home furnishings and automobiles, minus total liabilities) comprised of cash, cash equivalents and readily marketable securities. Ohio residents that own Class S or Class D Shares may not participate in the Fund’s distribution reinvestment plan.
Oklahoma—Purchasers residing in Oklahoma may not invest more than 10% of their liquid net worth in us.
Oregon—In addition to the suitability standards set forth above, Oregon investors may not invest more than 10% of their liquid net worth in us and our affiliates. Liquid net worth is defined as net worth excluding the value of the investor’s home, home furnishings and automobile.
Puerto Rico—Purchasers residing in Puerto Rico may not invest more than 10% of their liquid net worth in us, our affiliates and other non-traded business development companies. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of primary residence, home furnishings and automobiles minus total liabilities) consisting of cash, cash equivalents and readily marketable securities.
Tennessee—Purchasers residing in Tennessee must have a liquid net worth of at least 10 times their investment in us.
Vermont—Accredited investors in Vermont, as defined in 17 C.F.R. §230.501, may invest freely in this offering. In addition to the suitability standards described above, non-accredited Vermont investors may not purchase an amount in this offering that exceeds 10% of the investor’s liquid net worth. For these purposes, “liquid net worth” is defined as an investor’s total assets (not including home, home furnishings or automobiles) minus total liabilities.

The Adviser, those selling shares on our behalf and participating brokers and registered investment advisers recommending the purchase of shares in this offering are required to make every reasonable effort to determine that the purchase of shares in this offering is a suitable and appropriate investment for each investor based on information provided by the investor regarding the investor’s financial situation and investment objectives and must maintain records for at least six years after the information is used to determine that an investment in our shares is suitable and appropriate for each investor. Relevant information for this purpose will include at least the age, investment objectives, investment experience, income, net worth, financial situation and other investments of the prospective investor, as well as any other pertinent factors. In making this determination, the participating broker, registered investment adviser, authorized representative or other person selling shares will, based on a review of the information provided by the investor, consider:
•    whether the investor meets the minimum income and net worth standards established in the investor’s state;
•    whether the investor can reasonably benefit from an investment in our Common Shares based on the investor’s overall investment objectives and portfolio structure;
•    whether the investor is able to bear the economic risk of the investment based on the investor’s overall financial situation; and
•    whether the investor has an apparent understanding of the following:
•    the fundamental risks of the investment;
•    the risk that the investor may lose its entire investment;
•    the lack of liquidity of our shares;
•    the background and qualification of our Adviser; and
•    the tax consequences of the investment.
In addition to investors who meet the minimum income and net worth requirements set forth above, our shares may be sold to financial institutions that qualify as “institutional investors” under the state securities laws of the state in which they reside. “Institutional investor” is generally defined to include banks, insurance companies, investment companies as defined in the 1940 Act, pension or profit sharing trusts and certain other financial institutions. A financial institution that desires to purchase shares will be required to confirm that it is an “institutional investor” under applicable state securities laws.
In addition to the suitability standards established herein, (i) a participating broker may impose additional suitability requirements and investment concentration limits to which an investor could be subject and (ii) various states may impose additional suitability standards, investment amount limits and alternative investment limitations.
Broker-dealers must comply with Regulation Best Interest, which, among other requirements, enhances the existing standard of conduct for broker-dealers and establishes a “best interest” obligation for broker-dealers and their associated persons when making recommendations of any securities transaction or investment strategy involving securities to a retail customer. The obligations of Regulation Best Interest are in addition to, and may be more restrictive than, the suitability requirements listed above. When making such a recommendation to a retail customer, a broker-dealer must, among other things, act in the best interest of the retail customer at the time a recommendation is made, without placing its interests ahead of its retail customer’s interests. Reasonable alternatives to the

Fund, such as listed entities, exist and may have lower expenses, less complexity and/or lower investment risk than the Fund. Certain investments in listed entities may involve lower or no commissions at the time of initial purchase. A broker-dealer may satisfy the best interest standard imposed by Regulation Best Interest by meeting disclosure, care, conflict of interest and compliance obligations. Regulation Best Interest also requires registered investment advisers and registered broker-dealers to provide a brief relationship summary to retail investors. This relationship summary, referred to as Form CRS, is not a prospectus. Investors should refer to this prospectus for detailed information about this offering before deciding to purchase Common Shares.
Currently, there is no administrative or case law interpreting Regulation Best Interest and the full scope of its applicability on brokers participating in our offering cannot be determined at this time. In addition to Regulation Best Interest, certain states, including Massachusetts, have adopted or may adopt state-level standards that seek to further enhance the broker-dealer standard of conduct to a fiduciary standard for all broker-dealer recommendations made to retail customers in their states. In comparison to the standards of Regulation Best Interest, the Massachusetts fiduciary standard, for example, requires broker-dealers to adhere to the duties of utmost care and loyalty to customers. The Massachusetts standard requires a broker-dealer to make recommendations without regard to the financial or any other interest of any party other than the retail customer, and that broker-dealers must make all reasonably practicable efforts to avoid conflicts of interest, eliminate conflicts that cannot reasonably be avoided, and mitigate conflicts that cannot reasonably be avoided or eliminated.

MULTI-CLASS EXEMPTIVE RELIEF
This prospectus relates to our Common Shares of Class S, Class D and Class I. We have received an exemptive order from the Securities and Exchange Commission (the “SEC”) that permits us to offer multiple classes of shares. We will offer three separate classes of Common Shares designated as Class S, Class D and Class I Shares. Each class of Common Shares is subject to different fees and expenses. The Fund may offer additional classes of Common Shares in the future.

ABOUT THIS PROSPECTUS
Please carefully read the information in this prospectus and any accompanying prospectus supplements, which we refer to collectively as the “prospectus.” You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. This prospectus may only be used where it is legal to sell these securities. You should not assume that the information contained in this prospectus is accurate as of any date later than the date hereof or such other dates as are stated herein or as of the respective dates of any documents or other information incorporated herein by reference.
We will disclose the NAV per share of each class of our Common Shares for each month when available on our website at www.AGTBCAP.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.
The words “we,” “us,” “our,” “TCAP,” and the “Fund” refer to AG Twin Brook Capital Income Fund, together with its consolidated subsidiaries, and, unless otherwise indicated, all such references are to the Fund as the surviving company following the Private BDC Merger and the AGTB Merger.
Unless otherwise noted, numerical information relating to Angelo Gordon is approximate as of June 30, 2023. Citations included herein to industry sources are used only to demonstrate third-party support for certain statements made herein to which such citations relate. Information included in such industry sources that do not relate to supporting the related statements made herein are not part of this prospectus and should not be relied upon.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements about our business, including, in particular, statements about our plans, strategies and objectives. You can generally identify forward-looking statements by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue” or other similar words. These statements include our plans and objectives for future operations, including plans and objectives relating to future growth and availability of funds, and are based on current expectations that involve numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to accurately predict and many of which are beyond our control. Although we believe the assumptions underlying the forward-looking statements, and the forward-looking statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate and our actual results, performance and achievements may be materially different from that expressed or implied by these forward-looking statements. In light of the significant uncertainties inherent in these forward looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.
You should carefully review the “Risk Factors” section of this prospectus for a discussion of the risks and uncertainties that we believe are material to our business, operating results, prospects and financial condition. Except as otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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PROSPECTUS SUMMARY
This prospectus summary highlights certain information contained elsewhere in this prospectus. This is only a summary of all material information and it may not contain all of the information that is important to you. Before deciding to invest in this offering, you should carefully read this entire prospectus, including the “Risk Factors” section.
Q:    What is AG Twin Brook Capital Income Fund?
A:    We are a Delaware statutory trust formed on January 27, 2022. We are a non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. We are externally managed by our Adviser, an affiliate of Angelo Gordon.
Q:    Who are the Adviser, Angelo Gordon, and Twin Brook?
A:     The Fund’s investment adviser, AGTB Fund Manager, LLC (referred to herein as the “Adviser”), is a Delaware limited liability company and a subsidiary of Angelo Gordon, which is the Adviser’s sole member. The Adviser was formed for the purpose of serving as investment adviser to the Fund and AGTB Private BDC (the “Private BDC”), which merged with and into the Fund on January 1, 2023, and, as of the date of hereof, does not serve as investment adviser to any other Angelo Gordon entities. In making investment decisions on behalf of the Fund, the Adviser will utilize and rely on the experience, insights, professional connections, and expertise of individuals at Angelo Gordon, including Twin Brook (as defined below). Accordingly, further information on Angelo Gordon and Twin Brook is provided below.
Angelo Gordon is a privately held firm specializing in global alternative (non-traditional) investments with an absolute return orientation. The firm was founded in 1988 by John M. Angelo and Michael L. Gordon and as of December 31, 2022 manages approximately $73 billion. Angelo Gordon has more than 650 employees, including over 200 investment professionals, and is headquartered in New York with associated offices across the U.S., Europe and Asia.
Angelo Gordon manages capital across four investment categories: (i) corporate credit; (ii) direct lending; (iii) securitized products and (iv) real estate. Funds are managed in single-strategy vehicles or multi-strategy vehicles. The firm believes that a great deal of synergy exists among the investment teams, and their ability to work together has proven to be a key element in the firm’s success. In each discipline, the firm seeks to generate absolute returns, in all market environments and with less volatility than the overall markets, by exploiting market inefficiencies and capitalizing on situations that are not in the mainstream of investment opportunities. The firm is an SEC registered investment adviser.
Angelo Gordon has more than 30 years of experience investing across strategies for its clients. Angelo Gordon’s lending strategies focus on achieving consistency across economic cycles and are supported by highly experienced teams with broad sourcing networks. Angelo Gordon’s middle market direct lending team builds on this long-term history in deep credit underwriting. Our objective is to bring Angelo Gordon’s middle market lending platform to the non-exchange traded BDC industry.
In 2014, Trevor Clark joined Angelo Gordon to establish Twin Brook Capital Partners, LLC (“Twin Brook”) as Angelo Gordon’s middle market direct lending platform. Twin Brook is a wholly owned subsidiary of Angelo Gordon and maintains dedicated investment, operations, accounting, and treasury capabilities as well as access to Angelo Gordon’s vast resources in legal, tax, treasury, compliance, accounting, reporting, investor relations, human resources, and operations. Twin Brook is headquartered in Chicago and is led by Trevor Clark, who serves as our Chairman and Chief Executive Officer. Substantially all of Twin Brook’s 100+ employees work from its Chicago office.

Operating under the Twin Brook banner allows the middle market direct lending team to highlight its distinguishing capabilities to investors as well as the private equity community, where Twin Brook sources opportunities, including:
•    Historical Direct Lending Practice – Prior to forming Twin Brook in 2014, Trevor Clark along with other senior Twin Brook management and team members, including multiple senior originators, underwriters, and operations team members, previously worked together at other middle market lending firms. “Twin Brook” expresses the continuity of this lower middle market lending practice and continues to execute a consistent strategy, which has been informed by years of experience across market cycles.
•    Lower Middle Market Specialization – Twin Brook is a middle market, sponsor-backed, directly-originated, cash flow-oriented direct lender to borrowers primarily with less than $25 million of EBITDA. The use of the “Twin Brook” name points to the specialized nature of the platform.
The Fund and the Adviser expect to benefit from Angelo Gordon’s and Twin Brook’s wide array of experience.
On May 15, 2023, Angelo Gordon announced that it and certain of its affiliated entities entered into a transaction agreement with TPG Inc. (“TPG”) and certain of its affiliated entities pursuant to which TPG has agreed to acquire Angelo Gordon on the terms and subject to the conditions set forth in the transaction agreement (the “TPG Transaction”). TPG (NASDAQ: TPG) is a leading global alternative asset manager with approximately $138.6 billion in assets under management as of June 30, 2023. Following the TPG Transaction, Angelo Gordon and the Adviser (which also serves as our Administrator) will be indirect subsidiaries of TPG. Our investment objective, investment strategy and team remains unchanged, and the TPG Transaction is not expected to have a material impact on our operations. The TPG Transaction is expected to close in the fourth quarter of 2023, subject to customary closing conditions.

Under the 1940 Act, the TPG Transaction will result in an “assignment” and automatic termination of the current Investment Management Agreement. The Fund is seeking shareholder approval of the new investment management agreement, the terms of which are identical to the current Investment Management Agreement, except for the name and date, to prevent any disruption in the Adviser’s ability to provide services to the Fund once the assignment is deemed to occur. If our shareholders do not approve the new investment management agreement, the current Investment Management Agreement with the Adviser will remain in effect until the TPG Transaction is consummated. In such case, following the consummation of the TPG Transaction, the Board may be required to approve a temporary investment advisory agreement in accordance with the 1940 Act or consider alternatives, including but not limited to approving a different investment adviser or liquidating the Fund. If the TPG Transaction does not occur, the Adviser will continue to manage the Fund pursuant to the current Investment Management Agreement.
Q:    What is your investment objective?
A:     Our investment objective is to generate attractive, consistent total returns, predominantly in the form of current income and, to a lesser extent, capital appreciation, by targeting investment opportunities with favorable risk-adjusted returns. A “risk-adjusted return” measures an investment’s return after taking into account the degree of risk that was taken to achieve it.
Q:    What is your investment strategy?
A:     We seek to invest principally in privately originated senior secured loans to U.S. middle market companies, which we believe have consistent capital needs and have not only been underserved in recent years by traditional providers of capital such as banks and the public debt markets, but also for a variety of reasons may prefer working with experienced non-bank lenders. Our origination strategy focuses on the middle market private equity community. This financing is expected to be utilized for a variety of purposes, including to fund organic growth, acquisitions, recapitalizations, management buyouts and leveraged buyouts for companies with revenue generally under $500 million. In describing our business, we generally use the term “middle market” to refer to companies with EBITDA of between $3 million and $50 million annually; however, we intend to focus our investing in “lower middle market” companies, which we generally define as companies with EBITDA of less than $25 million. Notwithstanding the foregoing, the Adviser may determine whether companies qualify as “middle market” in its sole discretion, and we may from time to time invest in larger or smaller companies.
By investing predominantly in senior secured debt, we expect to reduce our risk of principal loss and deliver more stable returns over time as compared with investments in bonds, unsecured loans, mezzanine investments and public, private and project equity. Senior secured debt includes loans with strong lender protections including first lien/claim to any underlying collateral, and selected second lien loans. However, the Fund may also invest opportunistically in other parts of the capital structure, including senior secured stretch and unitranche facilities, second lien loans, mezzanine and mezzanine-related loans, and equity investments, as well as select other subordinated instruments either directly or through acquisitions in the secondary market.
Unitranche and senior secured stretch loans are loans that combine both senior and mezzanine debt, generally in the first lien position, and second-lien or subordinated loans into a single loan at a lower cost than the borrower would pay if it had a standalone senior loan, plus a junior loan. Mezzanine loans are generally unsecured and/or subordinated to other obligations of borrower.
The Fund intends to invest primarily in floating rate senior secured debt, but may invest in fixed rate loans from time to time. The Fund expects that a vast majority of its loans will use SOFR as a reference rate or an alternative reference rate. However, we may determine to purchase certain loans in the secondary market which may continue to use LIBOR.
The level of our investment activity depends on many factors, including the amount of debt and equity capital available to prospective portfolio companies, the level of merger, acquisition and refinancing activity for such companies, the availability of credit to finance transactions, the general economic environment and the competitive environment for the types of investments we make.
Q:    What types of investments do you intend to make?
A:     We seek to create a portfolio that includes primarily direct originations of senior secured debt, as well as opportunistic investments in other parts of the capital structure, including senior secured stretch and unitranche facilities, second lien loans, mezzanine and mezzanine-related loans, and equity investments, as well as select other subordinated instruments acquired either directly or through acquisitions in the secondary market. We typically provide “revolvers” or revolving credit lines which allow borrowers to borrow funds, make re-payments and subsequently re-borrow funds during the term of the revolving loan. We currently do not expect to limit our focus to any specific industry. Our investments are typically expected to have maturities between three and six years. If we are successful in achieving our investment objective, we believe that we will be able to provide our shareholders with consistent dividends and attractive risk adjusted total returns.
In addition to investments in U.S. middle market companies, we may invest a portion of our capital in opportunistic investments, such as in large U.S. companies, foreign companies, stressed or distressed debt, structured products or equity securities in order to enhance our risk-adjusted returns to shareholders.
We, our Adviser and Angelo Gordon have received an exemptive order from the SEC that permits us and certain of our controlled affiliates, subject to certain terms and conditions, to co-invest with other funds managed by the Adviser and Angelo Gordon in a manner consistent with our investment objectives, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors. Additionally, if the Adviser or Angelo Gordon forms other funds in the future, we may co-invest on a concurrent basis with such other funds, subject to compliance with applicable regulations and regulatory guidance, as well as applicable allocation procedures. See “Regulation—Exemptive Relief.”
Our investments are subject to a number of risks. See “Investment Objectives and Strategies” and “Risk Factors.”
Q:    What are the Fund’s strategy highlights?
A:     Angelo Gordon believes the Fund’s investment strategy represents a differentiated approach to middle market direct lending and seeks to provide investors with consistent, downside-protected returns. More specifically, Angelo Gordon believes that the following characteristics distinguish the Fund as a compelling investment opportunity, as the Adviser and the Fund are uniquely situated to benefit from the below noted strategies and wide array of experience of Angelo Gordon and Twin Brook.

•    Differentiated Business Selection. The growth of middle market direct lending began in the wake of the great financial crisis in 2008 with banks pulling back from lending to small to medium sized companies (defined as companies with EBITDA of less than $75 million). Today, similar dynamics still exist such as: 1) the shift from the broadly syndicated loan (“BSL”) market to the direct lending or “private” market and 2) the continued retreat of banks from lending to small to medium sized companies, more recently due to the regional bank fallout. Twin Brook, including the Fund, will continue to focus on lending to private equity sponsored companies in the lower middle market, defined as companies with EBITDA of $25 million or less. One of Twin Brook’s differentiating factors is its long-standing focus on this particular segment of the market. We believe the lower middle market offers a wealth of attractive investment opportunities to lend to well capitalized companies with cash flow producing track records in an environment with fewer competitors who have the deep knowledge and expertise that Twin Brook has developed in this market. As a result, we are typically able to negotiate for better financial terms and enhanced lender protections, which along with our rigorous underwriting standards, supports our ability to generate consistent, attractive risk-adjusted returns.
•    Proprietary Private Equity Sourcing Network. We primarily lend to middle market companies that are owned by private equity firms. Twin Brook has developed deep and long-standing relationships with many private equity firms operating in the middle market space, and in the lower middle market in particular. As such, Twin Brook is often sought by these firms to evaluate potential lending opportunities, providing for a strong, high-quality flow of deals. Twin Brook has reviewed transactions from nearly 900 sponsors and closed transactions with 130 unique sponsors since its inception.
•    Selectivity. Twin Brook has screened over 11,000 transactions since the 2016 closing of its first commingled direct lending fund. Twin Brook reviews 1,000 to 1,500 middle market lending opportunities per year and has closed on less than 4% of the transactions screened. This deal flow allows Twin Brook to target only those transactions that meet the rigorous structure, price, industry, scale, geographic, environmental, social and governance (“ESG”), and diversifications standards.
•    Transaction Leadership. Twin Brook targets transactions where it is the Sole Lead, or Co-Lead Arranger. Twin Brook has served as the Sole Lead, or Co-Lead Arranger in 96% of closed transactions as of the date of this prospectus. Additionally, Twin Brook is differentiated by providing revolving credit facilities to nearly all of our borrowers. These leadership roles result in better information during the diligence process and documents that protect creditors’ interests.
•    Rigorous Investment Underwriting Process. The Adviser follows a rigorous underwriting process conducted over a 60- to 90-day period during which the Adviser has access to the same level of information private equity firms had when determining to purchase the target company, including financial data, quality of earnings reports, environmental reports, and other third party materials. Additionally, Twin Brook’s underwriting team conducts insurance and environmental reviews, background checks, and on-site visits. This disciplined process and independent research differentiates Twin Brook in a market where the diligence process is truncated and access to borrowers and sponsors is limited.
•    Prudent Structuring to Preserve Capital. Consistent with our risk-adverse underwriting approach, we structure our investments to ensure that we are situated to closely monitor the investment performance and have the appropriate lender protections in place to mitigate risk. We primarily focus on senior secured loans, which are loans at the top of the capital structure, where we have the first lien perfected security interests on all available tangible and intangible assets. We also obtain robust covenant packages with both financial and negative covenants. These structural features differentiate Twin Brook in a market where strong creditor protections like providing revolvers, liens, and covenants, are often sacrificed in order to deploy capital. In addition, Twin Brook’s structuring discipline is reflected in its inception to date weighted average loan-to-value ratio for its clients, which averages 43% as of June 30, 2023.
•    Cash Flow Lending. Twin Brook primarily targets transactions that have a demonstrated track record of cash flow generation rather than annualized recurring revenues transactions or asset-based loans.
•    Portfolio Variety. Historically, Twin Brook has targeted 125-175 discreet borrowers in its portfolios, with position sizes of 1% or less. The Adviser will seek to utilize the same disciplined approach to investing because it believes that a wide variety of borrowers across a broad range of geographies and industries can limit material adverse events to the Fund’s portfolio and single borrower risk.
•    Strong Alignment with Angelo Gordon-affiliated Capital. Angelo Gordon has structured the Fund such that the Fund and Angelo Gordon-affiliated capital will generally be aligned, leveraging the same monitoring and risk management capabilities within Angelo Gordon’s credit business, and owning the same loans at the same price.

Q:    What is a business development company, or BDC?
A:     A BDC is a special closed-end investment vehicle that is regulated under the 1940 Act and used to facilitate capital formation by smaller U.S. companies. BDCs are subject to certain restrictions applicable to investment companies under the 1940 Act. As a BDC, at least 70% of our assets must be the type of “qualifying” assets listed in Section 55(a) of the 1940 Act, as described herein, which are generally privately-offered securities issued by U.S. private or thinly-traded companies (small U.S. public operating companies with a market capitalization of less than $250 million). We may also invest up to 30% of our portfolio in “non-qualifying” portfolio investments. See “Investment Objectives and Strategies—Regulation as a BDC.”
Q:    What is a regulated investment company, or RIC?
A:     We intend to elect to be treated for federal income tax purposes, and intend to qualify annually thereafter, as a RIC under Subchapter M of the Code.
In general, a RIC is a company that:
•    is a BDC or registered investment company that combines the capital of many investors to acquire securities;
•    offers the benefits of a securities portfolio under professional management;
•    satisfies various requirements of the Code, including an asset diversification requirement; and
•    is generally not subject to U.S. federal corporate income taxes on its net taxable income that it currently distributes to its shareholders, which substantially eliminates the “double taxation” (i.e., taxation at both the corporate and shareholder levels) that generally results from investments in a C corporation.
Q:    What is a non-exchange traded, perpetual-life BDC?
A:     A non-exchange traded BDC is a BDC whose shares are not listed for trading on a stock exchange or other securities market. We use the term “perpetual-life BDC” to describe an investment vehicle of indefinite duration, whose common shares of beneficial interest are intended to be sold by the BDC monthly on a continuous basis at a price generally equal to the BDC’s monthly NAV per share. In our perpetual-life structure, we intend to offer to repurchase Common Shares on a quarterly basis in our discretion, but we are not obligated to offer to repurchase any in any particular quarter. With a perpetual-life BDC, we believe we can provide a tax-efficient structure that is continuously invested in a full yielding portfolio of investments in the middle market asset class, representing a wide range of geographies and industries. While we may consider a liquidity event at any time in the future, we currently do not intend to undertake a liquidity event, and we are not obligated by our charter or otherwise to effect a liquidity event at any time.
Q:    What is an originated loan?
A:     An originated loan is a loan where we lend directly to the borrower and hold the loan generally on our own or only with other Angelo Gordon affiliates. These opportunities are typically sourced through direct dialogue with counterparties, as opposed to through intermediaries such as banks or brokers. By holding the majority or all of the loan, we often can drive lender-friendly terms, pricing and execution. This is distinct from a syndicated loan, which is generally originated by a bank and then syndicated, or sold, in several pieces to other investors, where influence on the economics and structure can be limited. Originated loans are generally held until maturity or until they are refinanced by the borrower. Syndicated loans often have liquid markets and can be traded by investors. We believe that the ability to tailor terms to the needs of our borrowers, as well as our ability to compete on the basis of size and certainty of execution, afford us advantages.
Q:    What is the market opportunity?
A:     Angelo Gordon believes there are many market characteristics that make lending to private equity-backed middle market companies an attractive business for the Fund. On a broad level, Angelo Gordon believes that the opportunity set for investing in middle market companies is appealing; the market segment that we intend to focus on sourcing investment opportunities from is transaction and target rich, with approximately 200,000 U.S. companies with revenue between $25 and $500 million. We believe this strategy is less correlated with the broader macro-economic environment and therefore regardless of current economic conditions Angelo Gordon expects there will be a need for the Fund’s capital for the foreseeable future. Furthermore, in Angelo Gordon’s view, the competitive landscape is favorable – many of the historical providers of financing, including many banking institutions, have either been acquired by other institutions, exited this market segment or are facing ongoing structural and regulatory challenges as a result of the global financial crisis. In addition, the Fund will benefit from the investment team’s extensive historical relationships with the private equity sponsor community. Many of the new lenders in the market do not share this historical experience and are unable to directly source transactions. The market segment the Fund intends to focus on is less able to access capital via the traditional public debt and equity markets because of the smaller size of their loan demands. Although smaller companies have had access to debt capital from regional and local banks, these banks may have limited lending capacity, fairly conservative underwriting guidelines and very limited loan syndication capabilities. As a direct lender to private equity sponsored middle market companies, the Fund expects to receive a pricing premium versus broadly syndicated loans, as well as more lender friendly legal documentation and ongoing borrower support from sponsors. In many instances, Angelo Gordon is expected to drive deal documentation and structure, thereby ensuring the presence of covenants and a lender-friendly structure. Finally, Angelo Gordon believes that expected recovery rates in this market segment are generally higher than those in the broadly syndicated loan market due to more conservative capital structures, more manageable lender groups and more stringent legal documentation.
Over the last several years private equity firms have raised a significant amount of capital. Angelo Gordon believes private equity firms are poised to deploy meaningful amounts of capital, thus creating ongoing investment opportunities for private lenders. Since the founding of Angelo Gordon’s non-investment grade corporate credit strategy in 1998, Angelo Gordon has frequently analyzed the middle market direct lending space. In the fourth quarter of 2014 Angelo Gordon hired a seasoned team of investment professionals (the “Investment Team”) to establish its middle market direct lending strategy. Since its inception at Angelo Gordon, the team has grown and as of the date of this prospectus comprises more than 100 professionals in its Chicago office. Many of the senior team members previously worked together and have successfully navigated the direct lending markets through multiple credit, economic and interest rate cycles.
The Fund’s investment offering brings together an experienced and seasoned direct lending investment team and the strength and breadth of the Angelo Gordon platform. Angelo Gordon believes that the hiring of this exceptionally qualified and experienced team has enabled Angelo Gordon to successfully enter the middle market direct lending space and that the Fund will be well positioned to capitalize on the target segment’s middle market lending opportunities. Importantly, Angelo Gordon intends to continue to grow its Chicago-based team as our middle market direct lending platform grows.
Q:    How do you identify investments?
A:     Our Adviser sources our investments through multiple origination strategies, including through a national direct origination platform in which our Investment Team has developed extensive historical relationships with private equity sponsors, an indirect origination effort through agent/arranger banks active in the middle market, and direct originations to middle market companies. Angelo Gordon believes this origination platform allows and will continue to allow it to be highly selective in its investments and ultimately result in a full yielding portfolio of investments in the middle market asset class with exposure across a broad cross section of industries and geographies.
Angelo Gordon anticipates that the majority of our investments will be sourced via Angelo Gordon’s direct origination strategy of sourcing through private equity sponsors as this is expected to result in investments with more attractive economics and lower credit risk. In addition, our Adviser adheres to a detailed underwriting process, screening, evaluating and executing prospective investments in a rigorous manner. Given this very rigorous underwriting process, only a small percentage of the transactions that are screened are expected to be approved and closed. From the build out of the initial Investment Team from October 2014 through June 30, 2023, the team had screened over 11,000 deals from over 890 private equity sponsors and closed on more than 382 transactions. This represents less than 4% of total deals screened; the Investment Team anticipates remaining highly selective in terms of transactions going forward. In this process, the Fund and the Adviser will leverage the collective knowledge and resources of the Investment Team. In turn, the Investment Team is integrated with the Angelo Gordon infrastructure, including support and risk management teams, and expects to spend a considerable amount of time in direct consultation with other senior Angelo Gordon investment professionals.
Q:    Will you use leverage?
A:     Yes. To seek to enhance our returns, we use and continue to expect to use leverage within the limitations of the applicable laws and regulations for BDCs (which generally allows us to incur leverage for up to a 150% asset coverage). As market conditions permit and at the discretion of our Adviser, we currently estimate that our portfolio will be approximately 1.25-1.50x levered. We currently have two existing credit facilities, one with a maximum principal amount of $500 million and the other with a maximum principal amount of $300 million. The $500 million facility is subject to an interest rate, during the applicable reinvestment period, of Term SOFR plus 2.50% per annum and thereafter, Term SOFR plus 3.00% per annum. The $300 million facility is subject to an interest rate of daily simple SOFR plus 2.875% per annum.
Any decision on our part to use leverage will depend upon our assessment of the attractiveness of available investment opportunities in relation to the costs and perceived risks of such leverage. The amount of borrowings and leverage will depend on market conditions and investment opportunities, as well as the types of investments held by us and the liquidity and value of the investments.
In determining whether to borrow money, we will analyze the maturity, covenant package and rate structure of the proposed borrowings as well as the risks of such borrowings compared to our investment outlook. The use of borrowed funds to make investments would have its own specific set of benefits and risks, and all of the costs of borrowing funds would be borne by holders of our Common Shares. See “Risk Factors—Risks Related to Debt Financing” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Debt.”
Q:    How will the Fund be allocated investment opportunities?
A:     Angelo Gordon currently manages a BDC, a number of private investment funds and managed accounts with investment strategies similar to that of the Fund. In addition, Angelo Gordon or an affiliate serves (and may in the future serve) as general partner or investment adviser for a number of collective investment vehicles and separate accounts, offering investment management services in a diverse range of investment strategies, including some funds and accounts that include investments of the type contemplated herein as part of their investment programs.
To the extent that a particular investment opportunity is suitable for both the Fund and other investment accounts of Angelo Gordon, such investment opportunity will typically be allocated among the Fund and the other accounts pursuant to the overarching Angelo Gordon allocation policies in a manner deemed to be fair and equitable over time which does not favor one client or group of clients taking into consideration such factors as legal, regulatory and tax considerations, availability of capital for investment by the account, liquidity concerns and such other factors as Angelo Gordon deems under the particular circumstances to be relevant in making its investment allocation determination.
When the Adviser and Angelo Gordon determine that it would be appropriate for the Fund and one or more other investment accounts, respectively, to participate in an investment opportunity, they will generally seek to have all accounts participate on an equitable basis. Situations may occur where we could be disadvantaged because of the investment activities conducted by Angelo Gordon, the Adviser and their affiliates for other investment accounts. See “Potential Conflicts of Interest” for additional information about conflicts of interest that could impact the Fund.
Q:    How is an investment in your Common Shares different from an investment in listed BDCs?
A:     An investment in our Common Shares generally differs from an investment in listed BDCs in a number of ways, including:
•    Shares of listed BDCs are priced by the trading market, which is influenced generally by numerous factors, not all of which are related to the underlying value of the entity’s assets and liabilities. The initial purchase price for our Common Shares will be the then-current NAV per share, as described herein. The estimated value of our assets and liabilities will be used to determine our NAV. The NAV of non-traded BDCs may be subject to volatility related to the values of their underlying assets.
•    An investment in our shares has limited or no liquidity outside of our share repurchase plan and our share repurchase plan may be modified or suspended. In contrast, an investment in a listed BDC is a liquid investment, as shares can be sold on an exchange at any time the exchange is open.
•    Some listed BDCs are often self-managed, whereas our investment operations are managed by the Adviser, which is an affiliate of Angelo Gordon.
•    Listed BDCs may be reasonable alternatives to the Fund, and may be less costly and less complex with fewer and/or different risks than we have. Such listed BDCs will likely have historical performance that investors can evaluate and transactions for listed securities often involve nominal or no commissions.
•    Unlike the offering of a listed BDC, this offering will be registered in every state in which we are offering and selling shares. As a result, we include certain limits in our governing documents that are not typically provided for in the charter of a listed BDC. For example, our charter limits the fees we may pay to the Adviser. A listed BDC does not typically provide for these restrictions within its charter. A listed BDC is, however, subject to the governance requirements of the exchange on which its shares are traded, including requirements relating to its Board of Trustees, audit committee, independent Trustee oversight of executive compensation and the Trustee nomination process, code of conduct, shareholder meetings, related party transactions, shareholder approvals and voting rights. Although we expect to follow many of these same governance guidelines, there is no requirement that we do so unless it is required for other reasons. Both listed BDCs and non-traded BDCs are subject to the requirements of the 1940 Act and the Exchange Act.
Q:    For whom may an investment in your shares be appropriate?
A:     An investment in our shares may be appropriate for you if you:
•    meet the minimum suitability standards described above under “Suitability Standards;”
•    seek to allocate a portion of your investment portfolio to a direct investment vehicle with an income- oriented portfolio of primarily U.S. credit investments;
•    seek to receive current income through regular distribution payments;
•    wish to obtain the potential benefit of long-term capital appreciation; and
•    are able to hold your shares as a long-term investment and do not need liquidity from your investment quickly in the near future.
We cannot assure you that an investment in our shares will allow you to realize any of these objectives. An investment in our shares is only intended for investors who do not need the ability to sell their shares quickly in the future since we are not obligated to offer to repurchase any of our Common Shares in any particular quarter in our discretion. See “Share Repurchase Program.”

Q:    Are there any risks involved in buying your shares?
A:     Investing in our Common Shares involves a high degree of risk. If we are unable to effectively manage the impact of these risks, we may not meet our investment objectives and, therefore, you should purchase our shares only if you can afford a complete loss of your investment. An investment in our Common Shares involves significant risks and is intended only for investors with a long-term investment horizon and who do not require immediate liquidity or guaranteed income. Some of the more significant risks relating to an investment in our Common Shares include those listed below:
•    We have limited operating history and there is no assurance that we will achieve our investment objectives.

•    We cannot guarantee that we will be able to replicate the historical results achieved by other Angelo Gordon products.
•    As required by the 1940 Act, a significant portion of our investment portfolio is and will be recorded at fair value as determined in good faith and, as a result, there is and will be uncertainty as to the value of our portfolio investments. If a subscription request, including the full subscription amount, is not received in good order at least five business days prior to the first day of the month, the investor may not be eligible to purchase securities during that month’s offering. Accordingly, if the subscription is not withdrawn, such investor will not know the NAV per share until the following month’s NAV is determined, which will be a significant period of time from the initial subscription. If an investor disagrees with the NAV per share at which a purchase is made and decides to tender such Common Shares within a year of such purchase, such investor would be subject to an Early Repurchase Deduction (i.e., a repurchase price of 98% of NAV).
•    You should not expect to be able to sell your shares regardless of how we perform.
•    You should consider that you may not have access to the money you invest for an extended period of time.
•    We do not intend to list our shares on any securities exchange, and we do not expect a secondary market in our shares to develop prior to any listing.
•    Because you may be unable to sell your shares, you will be unable to reduce your exposure in any market downturn.
•    We have implemented a share repurchase program, but only a limited number of shares will be eligible for repurchase and repurchases will be subject to available liquidity and other significant restrictions.
•    An investment in our Common Shares is not suitable for you if you need access to the money you invest. See “Suitability Standards” and “Share Repurchase Program.”
•    You will bear substantial fees and expenses in connection with your investment. See “Fees and Expenses.”
•    We cannot guarantee that we will make distributions, and if we do we may fund such distributions from sources other than cash flow from operations, including the sale of assets, borrowings or return of capital, and although we generally expect to fund distributions from cash flow from operations, we have not established limits on the amounts we may pay from such sources. A return of capital (1) is a return of the original amount invested, (2) does not constitute earnings or profits and (3) will have the effect of reducing the basis such that when a shareholder sells its shares the sale may be subject to taxes even if the shares are sold for less than the original purchase price.
•    Distributions may also be funded in significant part, directly or indirectly, from temporary waivers or expense reimbursements borne by the Adviser or its affiliates, that may be subject to reimbursement to the Adviser or its affiliates. The repayment of any amounts owed to our affiliates will reduce future distributions to which you would otherwise be entitled.

•    We use and expect to continue to use leverage, which will magnify the potential for loss on amounts invested in us.
•    We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Common Shares less attractive to investors.
•    We invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be illiquid and difficult to value.
•    We invest primarily in privately-held companies for which very little public information exists. Such companies are also generally more vulnerable to economic downturns and may experience substantial variations in operating results.
Investing in our Common Shares involves a high degree of risk and investor’s should refer to the complete set of risk factors as set forth below. See “Risk Factors.”
Q:    What is the role of your Board of Trustees?
A:     We operate under the direction of our Board of Trustees, the members of which are accountable to us and our shareholders as fiduciaries. We have five Trustees, three of whom have been determined to be independent of us, the Adviser, Angelo Gordon and its affiliates (“Independent Trustees”). Our Independent Trustees are responsible for reviewing the performance of the Adviser, reviewing and making decisions about conflicted transactions and other related-party agreements and approving the compensation paid to the Adviser and its affiliates. The names and biographical information of our Trustees are provided under “Management of the Fund—Trustees and Executive Officers.”
Q:    What is the difference between the Class S, Class D and Class I Common Shares being offered?
A:     We are offering to the public three separate classes of Common Shares: Class S shares, Class D shares and Class I shares. The differences among the share classes relate to ongoing shareholder servicing and/or distribution fees. Subject to FINRA limitations on underwriting compensation, we will pay the following shareholder servicing and/or distribution fees to the Intermediary Manager:
•    For Class S shares, a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class S shares.

•    For Class D shares, a shareholder servicing and/or distribution fee equal to 0.25% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class D shares, in each case, payable monthly.
•    No shareholder servicing or distribution fees will be paid with respect to the Class I shares.
The Adviser has voluntarily agreed to pay up to 0.60% of the shareholder servicing and/or distribution fee for a one-year period beginning October 1, 2023, on Class S shares sold.
The shareholder servicing and/or distribution fees are similar to sales commissions. In addition, although neither the Fund nor the Intermediary Manager will charge an upfront sales load with respect to Class S shares, Class D shares or Class I shares, if you buy Class S shares or Class D shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a 1.5% cap on NAV for Class D shares and 3.5% cap on NAV for Class S shares. Selling agents will not charge such fees on Class I shares. See “Description of Our Shares” and “Plan of Distribution” for a discussion of the differences between our Class S, Class D and Class I shares.
Assuming a constant NAV per share of $25.00, we expect that a one-time investment in 400 shares of each class of our shares (representing an aggregate net asset value of $10,000 for each class) would be subject to the following shareholder servicing and/or distribution fees:

	Annual Shareholder Servicing and/or Distribution Fees	Total Over Five Years
Class S	$85	$425
Class D	$25	$125
Class I	$—	$—
Class S shares are generally available for purchases through brokerage and transaction-based accounts.
Class D shares are generally available for purchase in this offering only:
(1)    through fee-based programs, also known as wrap accounts, that provide access to Class D shares,
(2)    through participating brokers that have alternative fee arrangements with their clients to provide access to Class D shares,
(3)    through transaction/ brokerage platforms at participating brokers,
(4)    through certain registered investment advisers,
(5)    through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or
(6)    other categories of investors that we name in an amendment or supplement to this prospectus.
Class I shares are generally available for purchase in this offering only:
(1)    through fee-based programs, also known as wrap accounts, that provide access to Class I shares,
(2)    by endowments, foundations, pension funds and other institutional investors,
(3)    through participating intermediaries that have alternative fee arrangements with their clients to provide access to Class I shares,
(4)    through certain registered investment advisers,
(5)    by our executive officers and trustees and their immediate family members, as well as officers and employees of the Adviser, Angelo Gordon or other affiliates and their immediate family members, and joint venture partners, consultants and other service providers or
(6)    other categories of investors that we name in an amendment or supplement to this prospectus.

In certain cases, where a holder of Class S or Class D shares exits a relationship with a participating broker for this offering and does not enter into a new relationship with a participating broker for this offering, such holder’s shares may be exchanged into an equivalent NAV amount of Class I shares. Before making your investment decision, please consult with your investment adviser regarding your account type and the classes of Common Shares you may be eligible to purchase.

If you are eligible to purchase all three classes of shares, then you should consider that Class I shares have no shareholder servicing and/or distribution fees, and are not subject to upfront placement fees or brokerage commissions that may be charged by financial intermediaries, each of which would reduce the distributions payable to holders of the shares. If you are eligible to purchase Class S shares and Class D shares but not Class I shares, then you should consider that Class D shares have lower annual shareholder servicing and/or distribution fees than Class S shares. You should inquire with your broker dealer or financial representative about the type of account in which the shares will be held, including whether such account may be subject to an asset-based fee, and which classes of shares you may be eligible to purchase, as well as any additional fees or costs associated with your potential investment.
Q:    What is the per share purchase price?
A:     Shares are sold at the then-current NAV per share, as described below.
Q:    How will your NAV per share be calculated?
A:     NAV for our shares will be determined based on the value of our assets less our liabilities, including accrued fees and expenses, as of any date of determination.
Investments for which market quotations are readily available will typically be valued at those market quotations. To validate market quotations, we utilize a number of factors to determine if the quotations are representative of fair value, including the source and number of the quotations. Securities that are not publicly traded or for which market prices are not readily available are valued at fair value as determined in good faith pursuant to procedures adopted by, and under the oversight of, the Board of Trustees, based on, among other things, the input of the Adviser and independent third-party valuation firms engaged at the direction of the Board of Trustees to review our investments. The Board of Trustees has engaged and expects to engage multiple independent valuation firms based on a review of each firm’s expertise and relevant experience in valuing certain securities. The Board of Trustees reviews and determines, or (subject to the Board of Trustee’s oversight) delegates to the Adviser to determine, the fair value of each of our investments and our NAV per share each month. See “Determination of Net Asset Value.”
Q:    Is there any minimum investment required?
A:     The minimum initial investment in Class D and Class S shares is $2,500, and the minimum investment in Class I is $1,000,000. The minimum subsequent investment in our shares is $500 per transaction, except that the minimum subsequent investment amount does not apply to purchases made under our distribution reinvestment plan (“DRIP”). In addition, the Fund may elect to accept smaller initial and subsequent investments in its discretion.

Q:    What is a “best efforts” offering?
A:     Our Common Shares are offered on a “best efforts” basis. A “best efforts” offering means the Intermediary Manager and the participating brokers are only required to use their best efforts to sell the shares through selling agents. When shares are offered to the public on a “best efforts” basis, no underwriter, broker or other person has a firm commitment or obligation to purchase any of the shares. Therefore, we cannot guarantee that any minimum number of shares will be sold.
Q:    What is the expected term of this offering?
A:     We have registered $5,000,000,000 in Common Shares. It is our intent, however, to conduct a continuous offering for an extended period of time, by filing for additional offerings of our shares, subject to regulatory approval and continued compliance with the rules and regulations of the SEC and applicable state laws.
We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our Common Shares. There can be no assurance, however, that we will not need to suspend our continuous offering while the SEC and, where required, state securities regulators, review such filings for additional offerings of our Common Shares until such filings are declared effective, if at all.
Q:    When may I make purchases of shares and at what price?
A:     Investors may only purchase our Common Shares pursuant to accepted subscription orders effective as of the first day of each month (based on the NAV per share as determined as of the previous day, being the last day of the preceding month), and to be accepted, a subscription request including the full subscription amount must be received in good order at least five business days prior to the first day of the month (unless waived by the Fund).
Notice of each share transaction will be furnished to shareholders (or their financial representatives) as soon as practicable but not later than seven business days after the Fund’s NAV is determined and credited to the shareholder’s account, together with information relevant for personal and tax records. While a shareholder will not know our NAV applicable on the effective date of the share purchase, our NAV applicable to a purchase of shares will be available generally within 20 business days after the effective date of the share purchase; at that time, the number of shares based on that NAV and each shareholder’s purchase will be determined and shares are credited to the shareholder’s account as of the effective date of the share purchase.
See “How to Subscribe” for more details.

Q:    When will the NAV per share be available?
A:     We will report our NAV per share as of the last day of each month on our website generally within 20 business days of the last day of each month. Because subscriptions must be submitted at least five business days prior to the first day of each month, you will not know the NAV per share at which you will be subscribing at the time you subscribe.
For example, if you are subscribing in October, your subscription must be submitted at least five business days prior to November 1. The purchase price for your shares will be the NAV per share determined as of October 31. The NAV per share as of October 31 will generally be available within 20 business days from October 31.
Q:    May I withdraw my subscription request once I have made it?
A:     Yes. Subscribers are not committed to purchase shares at the time their subscription orders are submitted and any subscription may be canceled at any time before the time it has been accepted (i.e. not earlier than two business days before the first day of each month). You may withdraw your purchase request by notifying the transfer agent, through your financial intermediary or directly on our toll-free, automated telephone line, 1-844-298-1372.
Q:    When will my subscription be accepted?
A:     Completed subscription requests will not be accepted by us any earlier than two business days before the first day of each month.
Q:    Will I receive distributions and how often?
A:     We have declared distributions each month beginning in March 2023 through the date of this prospectus and expect to continue to pay regular monthly distributions. Any distributions we make will be at the discretion of our Board of Trustees, considering factors such as our earnings, cash flow, capital and liquidity needs and general financial condition and the requirements of Delaware law. As a result, our distribution rates and payment frequency may vary from time to time.
Our Board of Trustees’ discretion as to the payment of distributions will be directed, in substantial part, by its determination to cause us to comply with the RIC requirements. To maintain our tax treatment as a RIC, we generally are required, for each taxable year, to make aggregate annual distributions to our shareholders of at least 90% of the sum of (i) our “investment company taxable income” for that year (which is generally our ordinary income plus the excess, if any, of our realized net short-term capital gains over our realized net long-term capital losses, reduced by deductible expenses but determined without regard to the deduction for dividends paid) and (ii) our net tax-exempt income. See “Description of our Shares” and “Certain U.S. Federal Income Tax Considerations.”
The per share amount of distributions on Class S, Class D and Class I shares generally differ because of different class-specific shareholder servicing and/or distribution fees that are deducted from the gross distributions for each share class. Specifically, distributions on Class S shares will be lower than Class D shares, and Class D shares will be lower than Class I shares because we are required to pay higher ongoing shareholder servicing and/or distribution fees with respect to the Class S shares (compared to Class D shares and Class I shares) and we are required to pay higher ongoing shareholder servicing and/or distribution fees with respect to Class D shares (compared to Class I shares). In this way, shareholder servicing and/or distribution fees are indirectly paid by holders of Class S and Class D shares, in that the shareholder servicing and/or distribution fees charged to investors are used by the Fund to pay for the services provided by financial intermediaries.
There is no assurance we will pay distributions in any particular amount, if at all. We may fund any distributions from sources other than cash flow from operations, including the sale of assets, borrowings or return of capital, and although we generally expect to fund distributions from cash flow from operations, we have not established limits on the amounts we may pay from such sources. The extent to which we pay distributions from sources other than cash flow from operations will depend on various factors, including the level of participation in our DRIP, how quickly we invest the proceeds from this and any future offering and the performance of our investments. Funding distributions from the sales of assets, borrowings or return of capital will result in us having less funds available to acquire investments. As a result, the return you realize on your investment may be reduced. Doing so may also negatively impact our ability to generate cash flows. Likewise, funding distributions from the sale of additional securities will dilute your interest in us on a percentage basis and may impact the value of your investment especially if we sell these securities at prices less than the price you paid for your shares. We believe the likelihood that we pay distributions from sources other than cash flow from operations will be higher in the early stages of the offering.

Q:    Will the distributions I receive be taxable as ordinary income?
A:     Generally, distributions that you receive, including cash distributions that are reinvested pursuant to our DRIP, will be taxed as ordinary income to the extent they are paid from our current or accumulated earnings and profits. Dividends received will generally not be eligible to be taxed at the lower U.S. federal income tax rates applicable to individuals and other non-corporate shareholders for “qualified dividend income.”
We may designate a portion of distributions as capital gain dividends taxable at capital gain rates to the extent we recognize net capital gains from sales of assets. In addition, a portion of your distributions may be considered a return of capital for U.S. federal income tax purposes. Amounts considered a return of capital generally will not be subject to tax, but will instead reduce the tax basis of your investment. This, in effect, defers a portion of your tax until your shares are repurchased, you sell your shares or we are liquidated, at which time you generally will be taxed at capital gains rates. Because each investor’s tax position is different, you should consult with your tax advisor. In particular, non-U.S. investors should consult their tax advisors regarding potential withholding taxes on distributions that they receive. See “Certain U.S. Federal Income Tax Considerations.”
Q:    May I reinvest my cash distributions in additional shares?
A:     Yes. We have adopted a DRIP whereby shareholders (other than Alabama, Arkansas, California, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, North Carolina, Ohio, Oklahoma, Oregon, Vermont and Washington investors and clients of certain participating brokers that do not permit automatic enrollment in our DRIP (collectively, “Non-Participants”)) will have their cash distributions automatically reinvested in additional Common Shares unless they elect to receive their distributions in cash. Non-Participants, except for Ohio residents owning Class S or Class D shares, will automatically receive their distributions in cash unless they elect to have their cash distributions reinvested in additional Common Shares. Ohio residents that own Class S or Class D Shares are not eligible to participate in our DRIP. If you participate in our DRIP, the cash distributions attributable to the class of shares that you own will be automatically invested in additional Common Shares. The purchase price for shares purchased under our DRIP will be equal to the most recent NAV per share for such shares at the time the distribution is payable. Shareholders will not pay upfront selling commissions when purchasing shares under our DRIP; however, other than Class I shares, all shares, including those purchased under our DRIP, will be subject to ongoing shareholder servicing and/or distribution fees. Participants may terminate their participation in the DRIP by providing written notice to the Plan Administrator (defined below) five business days in advance of the first calendar day of the next month in order for a shareholder’s termination to be effective for such month. See “Description of Our Shares” and “Distribution Reinvestment Plan.”
Q:    Can I request that my shares be repurchased?
A:     Yes, subject to limitations. We have commenced a share repurchase program pursuant to which, at the discretion of our Board of Trustees, we intend to offer to repurchase, in each quarter, up to 5% of our Common Shares outstanding (either by number of shares or aggregate NAV) as of the close of the calendar quarter prior to the quarter for which the repurchase commenced. For the avoidance of doubt, such target amount is assessed each calendar quarter. Our Board of Trustees may amend or suspend the share repurchase program (including to offer to purchase fewer shares) at any time if it deems such action to be in our best interest and the best interest of our shareholders. For example, in accordance with our Board of Trustees’ fiduciary duty to the Fund and shareholders, it may amend or suspend the share repurchase program during periods of market dislocation where selling assets to fund a repurchase could have a materially negative impact on remaining shareholders. As a result, share repurchases may not be available each quarter or may be available in an amount less than 5% of our Common Shares outstanding. Following any such suspension, the Board of Trustees will reinstate the share repurchase program when appropriate and subject to its fiduciary duty to the Fund and shareholders. We intend to conduct such repurchase offers in accordance with the requirements of Rule 13e-4 under the Exchange Act and the 1940 Act. All shares purchased by us pursuant to the terms of a tender offer will be retired and thereafter will be authorized and unissued shares. The payment of tendered shares in any repurchase offer will be made within five business days of the last date that shareholders may tender shares for the repurchase offer.
Under our share repurchase program, to the extent we offer to repurchase shares, we expect to repurchase shares pursuant to tender offers on or around the last business day of a month (the “Repurchase Date”) using a purchase price equal to the NAV per share as of the last calendar day of the prior month, except that shares that have not been outstanding for at least one year will be subject to the Early Repurchase Deduction and repurchased at 98% of such NAV. The holding period ends on the one-year anniversary of the subscription closing date. The Early Repurchase Deduction may be waived in the case of repurchase requests arising from the death, divorce or qualified disability (as “disabled” is defined in Section 72(m)(7) of the Code) of the holder. The Early Repurchase Deduction will be retained by the Fund for the benefit of remaining shareholders.
In the event the amount of shares tendered exceeds the repurchase offer amount, shares will be repurchased on a pro rata basis. All unsatisfied repurchase requests must be resubmitted in the next quarterly tender offer, or upon the recommencement of the share repurchase program, as applicable.
In order to provide liquidity for share repurchases, we will employ prudent cash management principles and appropriate use of leverage facilities. Most of our assets will consist of instruments that cannot generally be readily liquidated without impacting our ability to realize full value upon their disposition. Therefore, we may not always have sufficient liquid resources to make repurchase offers. Accordingly, we may fund repurchase requests from sources other than cash flow from operations, including the sale of assets, borrowings or return of capital, and although we generally expect to fund distributions from cash flow from operations, we have not established limits on the amounts we may pay from such sources. Should making repurchase offers, in our judgment, place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on the company as a whole, or should we otherwise determine that investing our liquid assets in originated loans or other illiquid investments rather than repurchasing our shares is in the best interests of the Fund as a whole, then we may choose to offer to repurchase fewer shares than described above, or none at all. See “Share Repurchase Program.”
Q:    Can I sell, transfer or otherwise liquidate my shares post-purchase?
A:     The purchase of our Common Shares is intended to be a long-term investment. We do not intend to list our shares on any securities exchange, and do not expect a public market to develop for our shares in the foreseeable future. We also do not intend to complete a liquidity event within any specific period, and there can be no assurance that we will ever complete a liquidity event. We do intend to conduct quarterly share repurchase offers in accordance with the 1940 Act to provide limited liquidity to our shareholders. Our share repurchase program will be the only liquidity initiative that we offer to our shareholders.
Because of the lack of trading market for our shares, you may not be able to sell your shares promptly or at a desired price. If you are able to sell your shares, you may have to sell them at a discount to the purchase price of your shares.
Our Common Shares are freely transferable, except where a transfer is restricted by federal and state securities laws or by contract. We will generally not charge you to facilitate transfers of your shares, other than for necessary and reasonable costs actually incurred by us.
Q:    Can I invest through my Individual Retirement Account (“IRA”), Simplified Employee Pension Plan (“SEP”) or other after-tax deferred account?
A:     Yes, if you meet the suitability standards described under “Suitability Standards” above, you may invest via an IRA, SEP or other after-tax deferred account. If you would like to invest through one of these account types, you should contact your custodian, trustee or other authorized person for the account to subscribe. They will process the subscription and forward it to us, and we will send the confirmation and notice of our acceptance back to them.
Please be aware that in purchasing shares, custodians or directors of, or any other person providing advice to, employee pension benefit plans or IRAs may be subject to the fiduciary duties imposed by the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or other applicable laws. These additional fiduciary duties may require the custodian, trustee, director, or any other person providing investment advice to employee pension benefit plans or IRAs to provide information about the services provided and fees received, separate and apart from the disclosures in this prospectus. In addition, prior to purchasing shares, the trustee or custodian of an employee pension benefit plan or an IRA should determine that such an investment would be permissible under the governing instruments of such plan or account and applicable law.
Q:    Will I be notified of how my investment is doing?
A:     Yes. We will provide you with periodic updates on the performance of your investment with us, including:
•    three quarterly financial reports and investor statements;
•    an annual report;
•    in the case of certain U.S. shareholders, an annual Internal Revenue Service (“IRS”) Form 1099-DIV or IRS Form 1099B, if required, and, in the case of non-U.S. shareholders, an annual IRS Form 1042-S;
•    confirmation statements (after transactions affecting your balance, except reinvestment of distributions in us and certain transactions through minimum account investment or withdrawal programs); and
•    a quarterly statement providing material information regarding your participation in the DRIP and an annual statement providing tax information with respect to income earned on shares under the DRIP for the calendar year.
Depending on legal requirements, we may post this information on our website, www.AGTBCAP.com, when available, or provide this information to you via U.S. mail or other courier, electronic delivery, or some combination of the foregoing. Information about us will also be available on the SEC’s website at www.sec.gov.
In addition, our monthly NAV per share will be posted on our website promptly after it has become available.
Q:    What fees do you pay to the Adviser?
A:     Pursuant to the investment management agreement between us and the Adviser (the “Investment Management Agreement”), the Adviser is responsible for, among other things, identifying investment opportunities, monitoring our investments and determining the composition of our portfolio. We will pay the Adviser a fee for its services under the Investment Management Agreement consisting of two components: a management fee and an incentive fee.
•    The management fee is payable monthly in arrears at an annual rate of 1.25% of the value of our net assets as of the beginning of the first business day of the applicable month. Substantial additional fees and expenses may also be charged by the Administrator (as defined below) to the Fund for services provided under the Administration Agreement, such as the provision of facilities, personnel and equipment. The Board, including the Independent Trustees, review, on a quarterly basis, any additional fees or expenses pursuant to the Administration Agreement to ensure that expenses that are allocated to the Fund are appropriate. As further described in “Investment Management Agreement and Administration
Agreement—Incentive Fee,” Pre-Incentive Fee Net Investment Return is expressed as a rate of return on the value of the
Fund’s net assets at the end of the immediately preceding quarter, so to the extent there are share issuances or repurchases during the quarter, it may affect the rate of return.

•    The incentive fee consists of two components as follows:
•    The first part of the incentive fee is based on income, whereby we pay the Adviser quarterly in arrears 12.5% of our Pre-Incentive Fee Net Investment Income Returns (as defined below) for each calendar quarter subject to a 5.0% annualized hurdle rate, with a catch-up.

•    The second part of the incentive fee is based on realized capital gains, whereby we pay the Adviser at the end of each calendar year in arrears 12.5% of cumulative realized capital gains from inception through the end of such calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid incentive fee on capital gains as calculated in accordance with accounting principles generally accepted in the United States (“GAAP”).
See “Investment Management Agreement and Administrative Agreement.”
Q:    Who will administer the Fund?
A:     Our Adviser, AGTB Fund Manager, LLC, serves as our administrator (the “Administrator”) and provides, or oversees the performance of, administrative and compliance services. We reimburse the Administrator for its costs, expenses and the Fund’s allocable portion of compensation of the Administrator’s personnel and other expenses incurred by the Administrator in performing its administrative obligations under the administration agreement (the “Administration Agreement”). See “Investment Management Agreement and Administration Agreement—Administration Agreement.”
Q:    What are the offering and servicing costs?
A:     Neither the Fund nor the Intermediary Manager will charge an upfront sales load with respect to Class S shares, Class D shares or Class I shares, however, if you buy Class S shares or Class D shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a 1.5% cap on NAV for Class D shares and 3.5% cap on NAV for Class S shares. Selling agents will not charge such fees on Class I shares. Please consult your selling agent for additional information.
Subject to FINRA limitations on underwriting compensation, we will pay the following shareholder servicing and/or distribution fees to the Intermediary Manager:
•    For Class S shares, a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class S shares and
•    For Class D shares, a shareholder servicing and/or distribution fee equal to 0.25% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class D shares, in each case, payable monthly.
•    No shareholder servicing or distribution fees will be paid with respect to the Class I shares.
The Adviser has voluntarily agreed to pay up to 0.60% of the shareholder servicing and/or distribution fee for a one-year period beginning October 1, 2023, on Class S shares sold.
The shareholder servicing and/or distribution fees are similar to sales commissions. The distribution and servicing expenses borne by the participating brokers may be different from and substantially less than the amount of shareholder servicing and/or distribution fees charged. The shareholder servicing and/or distribution fees will be payable to the Intermediary Manager, but the Intermediary Manager anticipates that all or a portion of the shareholder servicing and/or distribution fees will be retained by, or reallowed (paid) to, participating brokers. The total amount that will be paid over time for other underwriting compensation depends on the average length of time for which shares remain outstanding, the term over which such amount is measured and the performance of our investments. We will also pay or reimburse certain organization and offering expenses, including, subject to FINRA limitations on underwriting compensation, certain wholesaling expenses. See “Plan of Distribution” and “Use of Proceeds.” The total underwriting compensation and total organization and offering expenses will not exceed 10% and 15%, respectively, of the gross proceeds from this offering.
The Adviser has agreed to advance all of our organization and offering expenses on our behalf (including legal, accounting, printing, mailing, subscription processing and filing fees and expenses and other offering expenses, including costs associated with technology integration between the Fund’s systems and those of our participating brokers, reasonable bona fide due diligence expenses of participating brokers supported by detailed and itemized invoices, costs in connection with preparing sales materials and other marketing expenses, design and website expenses, fees and expenses of our transfer agent, fees to attend retail seminars sponsored by participating brokers and costs, expenses and reimbursements for travel, meals, accommodations, entertainment and other similar expenses related to meetings or events with prospective investors, brokers, registered investment advisors or financial or other advisors, but excluding the shareholder servicing and/or distribution fee) through the date of our initial close pursuant to this offering.
Similarly, the Adviser has advanced such organization and offering expenses on behalf of the Private BDC. Accordingly, we are required to repay such advancements which became our obligations in the Private BDC Merger. Unless the Adviser elects to cover such expenses pursuant to the Expense Support and Conditional Reimbursement Agreement we have entered into with the Adviser, we will be obligated to reimburse the Adviser for such advanced expenses. See “Plan of Distribution” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Expenses—Expense Support and Conditional Reimbursement Agreement.”

Q:    What are your expected operating expenses?

A:     We expect to incur operating expenses in the form of our management and incentive fees, shareholder servicing and/or distribution fees, interest expense on our borrowings and other expenses, including the expenses we pay to our Administrator. See “Fees and Expenses.”
Q:    What are your policies related to conflicts of interests with Angelo Gordon and its affiliates, including our Adviser?
A:     Angelo Gordon, its affiliates, its partners and employees (collectively, “Angelo Gordon Affiliates”) may engage in any other business and furnish investment management and advisory services and other types of services to others which may include, without limitation, serving as investment manager or sponsor of other collective investment vehicles or managed accounts that acquire interests in, provide financing to or otherwise deal in securities or other investments that would be suitable investments for the Fund. Angelo Gordon Affiliates furnish investment management or advisory services to other persons with investment policies similar or different to those of the Fund. Such persons may own securities or other instruments of the same class or type or which may be senior to those held by the Fund, and they have incentives, financial or otherwise, to favor certain accounts or vehicles over others. There is no assurance that accounts with similar strategies or investment objectives will hold the same investments or perform in a similar manner. This and other future activities of Angelo Gordon Affiliates may give rise to additional conflicts of interest.
See “How will the Fund be allocated investment opportunities?” above and “Potential Conflicts of Interest” below for additional information about conflicts of interest that could impact the Fund.
Q:    Are there any ERISA considerations in connection with an investment in our shares?
A:     We intend to conduct our affairs so that our assets should not be deemed to constitute “plan assets” under ERISA and certain U.S. Department of Labor regulations promulgated thereunder, as modified by Section 3(42) of ERISA (the “Plan Asset Regulations”). In this regard, to the extent any class of our Common Shares is not “publicly-offered” within the meaning of the Plan Asset Regulations, or we do not otherwise satisfy another exception to the Plan Asset Regulations, we intend to operate the Fund such that the terms and conditions of our investments, and the rights obtained and exercised with respect to such investments, should enable us to qualify as a “venture capital operating company” within the meaning of the Plan Asset Regulations (a “VCOC”).
In addition, each prospective investor that is, or is acting on behalf of any (i) “employee benefit plan” (within the meaning of Section 3(3) of ERISA) that is subject to Title I of ERISA, (ii) “plan” described in Section 4975(e)(1) of the Code that is subject to Section 4975 of the Code (including, for example, an individual retirement account and a “Keogh” plan), (iii) plan, account or other arrangement that is subject to the provisions of any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), or (iv) entity whose underlying assets are considered to include the assets of any of the foregoing described in clauses (i), (ii) and (iii) (each of the foregoing described in clauses (i), (ii), (iii) and (iv) referred to as a “Plan”), must independently determine that our Common Shares are an appropriate investment for the Plan, taking into account its obligations under ERISA, the Code and applicable Similar Laws, and the facts and circumstances of each investing Plan.
Prospective investors should carefully review the matters discussed under “Risk Factors—Special considerations for certain benefit plan investors” and “Certain ERISA Considerations” and should consult with their own advisors as to the consequences of making an investment in the Fund.
Q:    What is the impact of being an “emerging growth company”?
A:     We are an “emerging growth company,” as defined by the JOBS Act. As an emerging growth company, we are eligible to take advantage of certain exemptions from various reporting and disclosure requirements that are applicable to public companies that are not emerging growth companies. For so long as we remain an emerging growth company, we will not be required to:
•    have an auditor attestation report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”);
•    submit certain executive compensation matters to shareholder advisory votes pursuant to the “say on frequency” and “say on pay” provisions (requiring a non-binding shareholder vote to approve compensation of certain executive officers) and the “say on golden parachute” provisions (requiring a non-binding shareholder vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010; or
•    disclose certain executive compensation related items, such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.
In addition, the JOBS Act provides that an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies. This means that an emerging growth company can delay adopting certain accounting standards until such standards are otherwise applicable to private companies.
We will remain an emerging growth company for up to five years, or until the earliest of: (1) the last date of the fiscal year during which we had total annual gross revenues of $1.07 billion or more; (2) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; or (3) the date on which we are deemed to be a “large accelerated filer” as defined under Rule 12b-2 under the Exchange Act.

We do not believe that being an emerging growth company will have a significant impact on our business or this offering. We have elected to opt in to the extended transition period for complying with new or revised accounting standards available to emerging growth companies. Also, because we are not a large accelerated filer or an accelerated filer under Section 12b-2 of the Exchange Act, and will not be for so long as our Common Shares are not traded on a securities exchange, we will not be subject to auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act even once we are no longer an emerging growth company. In addition, so long as we are externally managed by the Adviser and we do not directly compensate our executive officers, or reimburse the Adviser or its affiliates for the salaries, bonuses, benefits and severance payments for persons who also serve as one of our executive officers or as an executive officer of the Adviser, we do not expect to include disclosures relating to executive compensation in our periodic reports or proxy statements and, as a result, do not expect to be required to seek shareholder approval of executive compensation and golden parachute compensation arrangements pursuant to Section 14A(a) and (b) of the Exchange Act.
Q:    When will I get my detailed tax information?
A:     In the case of certain U.S. shareholders, we expect your IRS Form 1099-DIV tax information, if required, to be mailed by January 31 of each year.
Q:    Who can help answer my questions?
A:     If you have more questions about this offering or if you would like additional copies of this prospectus, you should contact your financial adviser or our transfer agent: SS&C Technologies, Inc., 1055 Broadway, 7th Floor, Kansas City, MO 64105.

FEES AND EXPENSES
The following table is intended to assist you in understanding the costs and expenses that an investor in Common Shares will bear, directly or indirectly. Other expenses are estimated and may vary. Actual expenses may be greater or less than shown. On January 1, 2023, we completed the Private BDC Merger. The Private BDC Merger was structured as a share-for-share merger in which each outstanding Private BDC common share was exchanged for one Class I share. As a result, the Fund issued an aggregate of approximately 20,943,030 Class I shares to former Private BDC shareholders. The estimated costs and expenses are based on relevant amounts following the Private BDC Merger.

Shareholder transaction expenses (fees paid directly from your investment)	Class S Shares	Class D Shares	Class I Shares
Maximum sales load(1)	—%	—%	—%
Maximum Early Repurchase Deduction(2)	2%	2%	2%

Annual expenses (as a percentage of net assets attributable to our Common Shares)(3)	Class S Shares	Class D Shares	Class I Shares
Base management fees(4)	1.25%	1.25%	1.25%
Incentive fees(5)	—%	—%	—%
Shareholder servicing and/or distribution fees(6)	0.85%	0.25%	—%
Interest payment on borrowed funds(7)	9.41%	9.41%	9.41%
Other expenses(8)	0.80%	0.80%	0.80%
Total annual expenses	12.31%	11.71%	11.46%

(1)    Neither the Fund nor the Intermediary Manager will charge an upfront sales load with respect to Class S shares, Class D shares or Class I shares, however, if you buy Class S shares or Class D shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a 1.5% cap on NAV for Class D shares and 3.5% cap on NAV for Class S shares. Selling agents will not charge such fees on Class I shares. Please consult your selling agent for additional information.
(2)    Under our share repurchase plan, to the extent we offer to repurchase shares, we expect to repurchase shares pursuant to tender offers on or around the last business day of a month using a purchase price equal to the NAV per share as of the last calendar day of the prior month, except that shares that have not been outstanding for at least one year will be repurchased at 98% of such NAV. The holding period ends on the one-year anniversary of the subscription closing date. The Early Repurchase Deduction may be waived in the case of repurchase requests arising from the death, divorce or qualified disability of the holder. The Early Repurchase Deduction will be retained by the Fund for the benefit of remaining shareholders.
(3)    Weighted average net assets employed as the denominator for expense ratio computation is $1.2 billion. This estimate is based on the assumption that we sell $1.8 billion of our Common Shares in the initial 12-month period of the offering. Actual net assets will depend on the number of shares we actually sell, realized gains/losses, unrealized appreciation/ depreciation and share repurchase activity, if any.
(4)    The base management fee paid to our Adviser is calculated at an annual rate of 1.25% on of the value of our net assets as of the beginning of the first business day of the applicable month.
(5)    We may have capital gains and investment income that could result in the payment of an incentive fee in the first year of investment operations. The incentive fees, if any, are divided into two parts:
•    The first part of the incentive fee is based on income, whereby we will pay the Adviser quarterly in arrears 12.5% of our Pre-Incentive Fee Net Investment Income Returns (as defined below) for each calendar quarter subject to a 5.0% annualized hurdle rate, with a catch-up.
•    The second part of the incentive is based on realized capital gains, whereby we will pay the Adviser at the end of each calendar year in arrears 12.5% of cumulative realized capital gains from inception through the end of such calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid incentive fee on capital gains.
As we cannot predict whether we will meet the necessary performance targets, we have assumed no incentive fee for this chart. Once fully invested, we expect the incentive fees we pay to increase to the extent we earn greater income or generate capital gains through our investments in portfolio companies. If we achieved a total return of 5% for each quarter made up entirely of net investment income, no incentive fees would be payable to the Adviser because the hurdle rate was not exceeded. If instead we achieved a total return of 5% in a calendar year made up of entirely realized capital gains net of all realized capital losses and unrealized capital depreciation, an incentive fee equal to 0.63% of our net assets would be payable. See “Investment Management Agreement and Administration Agreement” for more information concerning the incentive fees.
(6)    Subject to FINRA limitations on underwriting compensation, we will also pay the following shareholder servicing and/or distribution fees to the Intermediary Manager:
•    For Class S shares, a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class S shares and

•    For Class D shares only, a shareholder servicing and/or distribution fee equal to 0.25% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class D shares, in each case, payable monthly.
•    No shareholder servicing fees will be paid with respect to the Class I shares.
The Adviser has voluntarily agreed to pay up to 0.60% of the shareholder servicing and/or distribution fee for a one-year period beginning October 1, 2023, on Class S shares sold. For the avoidance of doubt, the Fees and Expenses table above does not reflect this payment.
The shareholder servicing and/or distribution fees will be paid under a 12b-1 plan, which will be reviewed and approved by the Board of Trustees and filed as an exhibit to the Registration Statement.
The total amount that will be paid over time for other underwriting compensation depends on the average length of time for which shares remain outstanding, the term over which such amount is measured and the performance of our investments. To the extent that Class S shares and Class D shares are outstanding, we will cease paying the shareholder servicing and/or distribution fee on the Class S shares and Class D shares on the earlier to occur of the following:
(i)    a listing of Class I shares,
(ii)    our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets or
(iii)    the date following the completion of the primary portion of this offering on which, in the aggregate, underwriting compensation from all sources in connection with this offering, including the shareholder servicing and/or distribution fee and other underwriting compensation, is equal to 10% of the gross proceeds from our primary offering.
In addition, consistent with the exemptive relief that we have been granted, which allows us to offer multiple classes of shares, at the end of the month in which the Intermediary Manager in conjunction with the transfer agent determines that total transaction or other fees, including upfront placement fees or brokerage commissions, and shareholder servicing and/or distribution fees paid with respect to the shares held in a shareholder’s account would exceed, in the aggregate, 10% of the gross proceeds from the sale of such shares (or a lower limit as determined by the Intermediary Manager or the applicable selling agent), we will cease paying the shareholder servicing and/or distribution fee on the Class S shares and Class D shares in such shareholder’s account. Compensation paid with respect to the shares in a shareholder’s account will be allocated among each share such that the compensation paid with respect to each individual share will not exceed 10% of the initial purchase price of such share. We may modify this requirement in a manner that is consistent with applicable exemptive relief. At the end of such month, the Class S shares or Class D shares in such shareholder’s account will convert into a number of Class I shares (including any fractional shares), with an equivalent aggregate NAV as such Class S or Class D shares. See “Plan of Distribution” and “Use of Proceeds.” The total underwriting compensation and total organization and offering expenses will not exceed 10% and 15%, respectively, of the gross proceeds from this offering.
(7)    We may borrow funds to make investments, including before we have fully invested the proceeds of this continuous offering. To the extent that we determine it is appropriate to borrow funds to make investments, the costs associated with such borrowing will be indirectly borne by shareholders. The figure in the table assumes that we borrow for investment purposes an amount equal to 125% of our weighted average net assets in the initial 12-month period of the offering, and that the average annual cost of borrowings, including the amortization of cost associated with obtaining borrowings and unused commitment fees, on the amount borrowed is 7.53%. Our ability to incur leverage during the 12 months following the commencement of this offering depends, in large part, on the amount of money we are able to raise through the sale of shares registered in this offering and the availability of financing in the market.
(8)    “Other expenses” include, but are not limited to, accounting, legal and auditing fees, reimbursement of expenses to our Administrator, organization and offering expenses and fees payable to our Trustees, as discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The amount presented in the table estimates the amounts we expect to pay during the initial 12-month period of the offering. We have entered into an Expense Support and Conditional Reimbursement Agreement with the Adviser. The Adviser may elect to pay certain of our expenses on our behalf, including organization and offering expenses, provided that no portion of the payment will be used to pay any interest expense or shareholder servicing and/or distribution fees of the Fund. Any Expense Payment (as defined herein) that the Adviser has committed to pay must be paid by the Adviser to us in any combination of cash or other immediately available funds no later than 45 days after such commitment was made in writing, and/or offset against amounts due from us to the Adviser or its affiliates. If the Adviser elects to pay certain of our expenses, the Adviser will be entitled to reimbursement of such expenses from us if Available Operating Funds (as defined below) exceed the cumulative distributions accrued to the Fund’s shareholders. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Expenses—Expense Support and Conditional Reimbursement Agreement” for additional information regarding the Expense Support Agreement. Because the Adviser’s obligation to pay certain of our expenses is voluntary, the table above does not reflect the impact of any expense support from the Adviser.
Example: We have provided an example of the projected dollar amount of total expenses that would be incurred over various periods with respect to a hypothetical $1,000 investment in each class of our Common Shares. In calculating the following expense amounts, we have assumed that:
(1)    that our annual operating expenses and offering expenses remain at the levels set forth in the table above, except to reduce annual expenses upon completion of organization and offering expenses,
(2)    that the annual return before fees and expenses is 5.0%,

(3)    that the net return after payment of fees and expenses is distributed to shareholders and reinvested at NAV and
(4)    your financial intermediary does not directly charge you transaction or other fees.

Class S shares Return Assumption	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return from net investment income:	126	349	538	899
Total expenses assuming a 5.0% annual return solely from net realized capital gains:	133	364	559	922

Class D shares Return Assumption	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return from net investment income:	120	334	518	878
Total expenses assuming a 5.0% annual return solely from net realized capital gains:	126	349	539	901

Class I shares Return Assumption	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return from net investment income:	117	327	510	869
Total expenses assuming a 5.0% annual return solely from net realized capital gains:	124	343	531	892
While the examples assume a 5.0% annual return on investment before fees and expenses, our performance will vary and may result in an annual return that is greater or less than this. These examples should not be considered a representation of your future expenses. If we achieve sufficient returns on our investments to trigger a quarterly incentive fee on income and/or if we achieve net realized capital gains in excess of 5.0%, both our returns to our shareholders and our expenses would be higher. See “Investment Management Agreement and Administration Agreement” for information concerning incentive fees.

FINANCIAL HIGHLIGHTS

The following table of financial highlights is intended to help a prospective investor understand the Fund’s financial performance for the period shown.

On January 1, 2023, we completed the Private BDC Merger with the Private BDC and commenced operations as the surviving company. Since the Private BDC is the Fund’s accounting predecessor, the financial data for the period from January 27, 2022 (date of inception of the Private BDC) to December 31, 2022 set forth in the following table are derived from the Private BDC’s audited consolidated financial statements for the period from January 27, 2022 (date of inception of the Private BDC) to December 31, 2022.

You should read these financial highlights in conjunction with the Fund’s audited and unaudited consolidated financial statements, and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following are financial highlights for a common share of the Fund outstanding for the six months ended June 30, 2023:

(Amounts in thousands, except share and per share amounts)	Six Months Ended June 30, 2023 (unaudited)
Per share data:
Net asset value, beginning of period	$25.25
Net investment income (loss)(1)	1.02
Net realized and unrealized gain (loss)(2)	0.20
Total from operations	1.22
Dividends declared	(0.72)
Total increase (decrease) in net assets	0.50
Net asset value, end of period	$25.75
Shares outstanding, end of period	23,183,428
Total return(3)(4)	4.9%
Ratios / supplemental data
Ratio of total expenses to average net assets(4)(5)(6)	5.6%
Ratio of total net operating expenses less interest and tax expense to average net assets(4)(5)(7)	0.6%
Ratio of net investment income (loss) before taxes to average net assets(4)(5)(8)	4.2%
Ratio of net investment income (loss) after taxes to average net assets(4)(5)(9)	4.0%

Net assets, end of period	$596,869
Weighted average shares outstanding	21,890,401
Portfolio turnover rate(10)	11.2%
Asset coverage ratio(11)	241.0%
______________________
(1)The per share data was derived using the weighted average shares outstanding during the period.
(2)The amount shown includes the balancing amount derived from other figures in the applicable financial statements. The amount shown does not correspond with the aggregate amount for the period due to the effect of the timing of capital transactions.
(3)Total return is calculated as the change in net asset value per share during the period, assuming dividends and distributions, if any, are reinvested in accordance with the Company’s distribution reinvestment plan, divided by the opening NAV per share. Total return does not include upfront transaction fee, if any.
(4)Not annualized.
(5)Average net assets are computed using the average balance of net assets at the end of each month of the reporting period.
(6)Ratio of net expenses to average net assets is computed using total expenses net of waivers from the Administrator, if applicable.
(7)Ratio of net operating expenses less interest and taxes to average net assets is computed using total operating expenses net of interest expense, tax expense, organizational expense, offering expense, management fees, incentive fees and waivers from the Administrator, if applicable.

(8)Ratio of net investment income (loss) before taxes to average net assets does not include applicable tax expenses that are not attributable to the Fund itself but are taxes to a consolidated subsidiary to the fund and thus shown on the Fund’s financial statements.
(9)Ratio of net investment income (loss) after taxes to average net assets includes applicable tax expenses that are not attributable to the Fund itself, but are taxes to a consolidated subsidiary to the fund and thus shown on the Fund’s financial statements.
(10)Portfolio turnover rate is calculated using the lesser of total sales or total purchases over the average of the investments at fair value for the periods reported.
(11)Asset coverage ratio is equal to (i) the sum of (A) net assets at the end of the period and (B) total debt outstanding at the end of the period, divided by (ii) total debt outstanding at the end of the period.

The following are financial highlights for a common share of the Fund outstanding for the period from January 27, 2022 (Inception) to December 31, 2022 (Audited):

(Amounts in thousands, except share and per share amounts)	Period from January 27, 2022 (Inception) to December 31, 2022
Per share data:
Net asset value, beginning of period	$25.00
Net investment income (loss)(1)	1.56
Net realized and unrealized gain (loss)(2)	(0.56)
Total from operations	1.00
Dividends declared	(0.75)
Total increase (decrease) in net assets	0.25
Net asset value, end of period	$25.25
Shares outstanding, end of period	20,943,030
Total return(3)(4)	4.0%
Ratios / supplemental data
Ratio of net expenses to average net assets(4)(5)(6)	5.6%
Ratio of net investment income (loss) to average net assets(4)(5)	4.6%
Net assets, end of period	$528,895
Weighted average shares outstanding	8,534,410
Total capital commitments, end of period	$529,300
Ratio of total contributed capital to total committed capital, end of period	100.0%
Portfolio turnover rate(7)	10.7%
Asset coverage ratio(8)	263.6%
(1)The per share data was derived using the weighted average shares outstanding during the period.
(2)The amount shown at this caption includes the balancing amount derived from other figures in the applicable financial statements. The amount shown does not correspond with the aggregate amount for the period due to the effect of the timing of capital transactions.
(3)Total return is calculated as the change in net asset value per share during the period, plus distributions per share, if any, divided by the opening NAV per share of $25.00.
(4)Not annualized.
(5)Average net assets are computed using the average balance of net assets at the end of each month of the reporting period, beginning with the first capital call on May 10, 2022.
(6)Ratio of net expenses to average net assets is computed using total expenses net of waivers from the Administrator, if applicable.
(7)Portfolio turnover rate is calculated using the lesser of total sales or total purchases over the average of the investments at fair value for the periods reported.
(8)Asset coverage ratio is equal to (i) the sum of (A) net assets at the end of the period and (B) total debt outstanding at the end of the period, divided by (ii) total debt outstanding at the end of the period.

RISK FACTORS
Investing in our Common Shares involves a number of significant risks. The following information is a discussion of the known material risk factors associated with an investment in our Common Shares specifically, as well as those factors generally associated with an investment in a company with investment objectives, investment policies, capital structure or trading markets similar to ours. In addition to the other information contained in this prospectus, you should consider carefully the following information before making an investment in our Common Shares. The risks below are not the only risks we face. Additional risks and uncertainties not presently known to us or not presently deemed material by us may also impair our operations and performance. If any of the following events occur our business, financial condition and results of operations could be materially and adversely affected. In such cases, the NAV of our Common Shares could decline, and you may lose all or part of your investment.
Risks Related to Our Business and Structure
We have a limited operating history.
The Fund is a non-diversified, closed-end management investment company that has elected to be regulated as a BDC with a limited operating history. On January 1, 2023, we merged with the Private BDC, which began operations in May 2022. While, on July 28, 2023, we acquired AGTB, which was formed on February 4, 2016, prospective investors have a limited track record or history specific to the Fund on which to base their investment decision. We are subject to the business risks and uncertainties associated with relatively recently formed businesses, including the risk that we will not achieve our investment objective and the value of a shareholder’s investment could decline substantially or become worthless. Further, even though the Adviser and its affiliates have managed other BDCs, neither the Adviser nor its affiliates have previously offered and the Investment Team has limited experience managing a non-traded BDC. While we believe that the past professional experiences of the Adviser and the Investment Team, including investment and financial experience of the Adviser’s senior management, will increase the likelihood that the Adviser will be able to manage the Fund successfully, there can be no assurance that this will be the case.
We cannot guarantee that we will be able to replicate the historical results achieved by other Angelo Gordon products.
Our primary focus in making investments may differ from those of existing investment funds, accounts or other investment vehicles that are or have been managed by Angelo Gordon. We may consider co-investing in portfolio investments with other investment funds, accounts or investment vehicles managed by Angelo Gordon. Any such investments will be subject to regulatory limitations and approvals by Independent Trustees. We can offer no assurance, however, that we will be able to obtain such approvals or develop opportunities that comply with such limitations. There can be no guarantee that we will replicate the historical results achieved by similar strategies managed by Angelo Gordon, and we caution you that our investment returns could be substantially lower than the returns achieved by them in prior periods. Additionally, all or a portion of the prior results may have been achieved in particular market conditions which may never be repeated. Moreover, current or future market volatility and regulatory uncertainty may have an adverse impact on our future performance.
Our Board of Trustees may change our operating policies and strategies without prior notice or shareholder approval, the effects of which may be adverse to our results of operations and financial condition.
Our Board of Trustees has the authority to modify or waive our current operating policies, investment criteria and strategies without prior notice and without shareholder approval. We cannot predict the effect any changes to our current operating policies, investment criteria and strategies would have on our business, NAV, operating results and value of our shares. However, the effects might be adverse, which could negatively impact our ability to pay you distributions and cause you to lose all or part of your investment. Moreover, we have significant flexibility in investing the net proceeds from our continuous offering and may use the net proceeds from our continuous offering in ways with which investors may not agree or for purposes other than those contemplated in this prospectus.
Our Board of Trustees may amend our Declaration of Trust without prior shareholder approval.
Our Board of Trustees may, without shareholder vote, subject to certain exceptions, amend or otherwise supplement the Declaration of Trust by making an amendment, a Declaration of Trust supplemental thereto or an amended and restated Declaration of Trust, including without limitation to classify the Board of Trustees, to impose advance notice bylaw provisions for Trustee nominations or for shareholder proposals, to require super-majority approval of transactions with significant shareholders or other provisions that may be characterized as anti-takeover in nature. However, our Declaration of Trust provides that shareholders are entitled to vote upon a proposed amendment to the Declaration of Trust if the amendment would alter or change the powers, preferences or special rights of the shares held by such shareholders so as to affect them adversely. Approval of any such amendment requires at least a majority of the votes cast by such shareholders at a meeting of shareholders duly called and at which a quorum is present.
Our ability to achieve our investment objective depends on the ability of the Adviser to manage and support our investment process. If the Adviser or Angelo Gordon were to lose any members of their respective senior management teams, our ability to achieve our investment objective could be significantly harmed.
Since we have no employees, we depend on the investment expertise, skill and network of business contacts of the broader networks of Angelo Gordon, the Adviser and its affiliates. The Adviser evaluates, negotiates, structures, executes, monitors and services our investments. Our future success depends to a significant extent on the continued service and coordination of Angelo Gordon and its senior management team. The departure of any members of Angelo Gordon’s senior management team could have a material adverse effect on our ability to achieve our investment objective. Additionally, while the Adviser anticipates that the various Angelo Gordon teams will communicate frequently and assist each other in market intelligence and investment analysis, from time to time communications among the teams may be limited due to the possession of confidential or material non-public information. In such circumstances where the Adviser’s investment professionals are in possession of confidential or material non-public information, the Fund may not be in a position to benefit from any such information, and may be restricted from effecting certain securities transactions for the Fund that otherwise may have been effected.
Our ability to achieve our investment objective depends on the Adviser’s ability to identify and analyze, and to invest in, finance and monitor companies that meet our investment criteria. The Adviser’s capabilities in structuring the investment process, providing competent, attentive and efficient services to us, and facilitating access to financing on acceptable terms depend on the employment of investment professionals in an adequate number and of adequate sophistication to match the corresponding flow of transactions. To achieve our investment objective, the Adviser may need to hire, train, supervise and manage new investment professionals to participate in our investment selection and monitoring process. The Adviser may not be able to find investment professionals in a timely manner or at all. Failure to support our investment process could have a material adverse effect on our business, financial condition and results of operations.
While the Adviser has entered into the Resource Sharing Agreement with Angelo Gordon, pursuant to which Angelo Gordon will provide the Adviser with experienced investment professionals and access to the resources of Angelo Gordon so as to enable the Adviser to fulfill its obligations under the Investment Management Agreement, there can be no assurance that Angelo Gordon will perform its obligations under the Resource Sharing Agreement. In addition, the Resource Sharing Agreement may be terminated by either party on 60 days’ notice, which if terminated may have a material consequence on the Fund’s operations.
The Investment Management Agreement has been approved pursuant to Section 15 of the 1940 Act. In addition, the Investment Management Agreement has termination provisions that allow the parties to terminate the agreement. The Investment Management Agreement may be terminated at any time, without penalty, by us upon 60 days’ written notice or by the Adviser upon 120 days’ written notice. If the Investment Management Agreement is terminated, it may adversely affect the quality of our investment opportunities. In addition, in the event the Investment Management Agreement is terminated, it may be difficult for us to replace the Adviser and our financial condition, business and results of operations, as well as our ability to meet our payment obligations under future indebtedness, if any, and pay distributions, are likely to be adversely affected, and the value of our Common Shares may decline.
Because our business model depends to a significant extent upon relationships with private equity sponsors, investment banks and commercial banks, the inability of the Adviser to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.
The Adviser depends on the broader Angelo Gordon relationships with private equity sponsors, investment banks and commercial banks, and we rely to a significant extent upon these relationships to provide us with potential investment opportunities. If the Adviser or its organizations fail to maintain their existing relationships or develop new relationships with other sponsors or sources of investment opportunities, we may not be able to grow our investment portfolio. In addition, individuals with whom the Adviser or its broader organizations have relationships are not obligated to provide us with investment opportunities, and, therefore, there is no assurance that such relationships will generate investment opportunities for us.
We may face increasing competition for investment opportunities, which could delay deployment of our capital, reduce returns and result in losses.
We will compete for investments with other BDCs and investment funds (including private equity funds, mezzanine funds, performing and other credit funds, and funds that invest in CLOs, structured notes, derivatives and other types of collateralized securities and structured products), as well as traditional financial services companies such as commercial banks and other sources of funding. These other BDCs and investment funds might be reasonable investment alternatives to us and may be less costly or complex with fewer and/or different risks than we have. Moreover, alternative investment vehicles, such as hedge funds, have begun to invest in areas in which they have not traditionally invested, including making investments in private U.S. companies. As a result of these new entrants, competition for investment opportunities in middle market companies may intensify. Some of our competitors are more experienced, substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments than we have. Furthermore, certain of our competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a BDC and that the Code imposes on us as a RIC. These characteristics could allow our competitors to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring than we are able to do. We may lose investment opportunities if we do not match such competitors’ pricing, terms or structure. If we are forced to match such competitors’ pricing, terms or structure, we may not be able to achieve acceptable returns on our investments or may bear substantial risk of capital loss. As a result of operating in such a competitive environment, we may make investments that are on less favorable terms than what we may have originally anticipated, which may impact our return on these investments.

As required by the 1940 Act, a significant portion of our investment portfolio is and will be recorded at fair value as determined in good faith and, as a result, there is and will be uncertainty as to the value of our portfolio investments.
Under the 1940 Act, we are required to carry our portfolio investments at market value or, if there is no readily available market value, at fair value. The Board of Trustees has designated the Adviser as its “valuation designee” pursuant to Rule 2a-5 under the 1940 Act, and in that role the Adviser is responsible for performing fair value determinations relating to all of our investments, including periodically assessing and managing any material valuation risks and establishing and applying fair value methodologies, in accordance with valuation policies and procedures that have been approved by the Board of Trustees. Even though the Board of Trustees designated the Adviser as “valuation designee,” the Board of Trustees is ultimately responsible for fair value determinations under the 1940 Act. There is not a public market for the securities of the privately-held companies in which we invest. Most of our investments will not be publicly-traded or actively traded on a secondary market. As a result, we value these securities quarterly (and monthly, to accommodate subscriptions) at fair value as determined in good faith as required by the 1940 Act. In connection with striking a NAV as of the last day of a month that is not also the last day of a calendar quarter, the Fund will consider whether there has been a material change to such investments as to affect their fair value, but such analysis will be more limited than the quarter end process.
As part of our valuation process, the Adviser will take into account relevant factors in determining the fair value of the Fund’s investments without market quotations. Such factors that the Adviser may take into account generally include, as appropriate, comparison to publicly-traded securities including such factors as yield, maturity and measures of credit quality, the enterprise value of a portfolio company, the nature and realizable value of any collateral, the portfolio company’s ability to make payments, its earnings and discounted cash flow, the markets in which the portfolio company does business and other relevant factors. The Adviser’s determinations of fair value may differ materially from the values that would have been used if a ready market for these non-traded securities existed. Due to this uncertainty, our fair value determinations may cause our NAV on a given date to materially differ from the value that we may ultimately realize upon the sale of one or more of our investments.
The amount of any distributions we may make is uncertain and there is a risk that investors in our shares may not receive distributions or that our distributions may decrease over time. Our distributions may exceed our earnings, particularly during the period before we have substantially invested the net proceeds from our public offering. Therefore, portions of the distributions that we make may represent a return of capital to you that will lower your tax basis in your shares and reduce the amount of funds we have for investment in targeted assets.
We may fund our cash distributions to shareholders from any sources of funds available to us, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets, dividends or other distributions paid to us on account of preferred and common equity investments in portfolio companies and fee and expense reimbursement waivers from the Adviser or the Administrator, if any. Our ability to pay distributions might be adversely affected by, among other things, the impact of one or more of the risk factors described in this registration statement, including but not limited to the risk that we may not achieve investment results that will allow us to make a specified or stable level of cash distributions and our distributions may decrease over time. In addition, the inability to satisfy the asset coverage test applicable to us as a BDC may limit our ability to pay distributions. All distributions are and will be paid at the discretion of our Board of Trustees and will depend on our earnings, our financial condition, maintenance of our RIC status, compliance with applicable BDC regulations and such other factors as our Board of Trustees may deem relevant from time to time. We cannot assure you that we will continue to pay distributions to our shareholders in the future. In the event that we encounter delays in locating suitable investment opportunities, we may pay all or a substantial portion of our distributions from borrowings or sources other than cash flow from operations in anticipation of future cash flow, which may constitute a return of your capital. A return of capital is a return of your investment, rather than a return of earnings or gains derived from our investment activities.
Although we do not intend to fund distributions from sources other than operating cash flow in the ordinary course, we may fund distributions from other sources, including but not limited to from proceeds of this offering, if, for example, we determine that it would not be in the best interests of shareholders to sell portfolio investments in a market downturn and we are unable to borrow due to 1940 Act asset coverage limitations to fund distributions. As discussed elsewhere in this prospectus, we are generally required to distribute 90% of our ordinary income to ensure RIC tax treatment and we may take such actions to ensure we meet the applicable RIC tax treatment requirements. Please see, “Risk Factors—Federal Income Tax Risks—We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.” To the extent we pay distributions from a source other than net investment income, we are required to notify shareholders of the sources of such distribution pursuant to Section 19 and Rule 19a-1 under the 1940 Act. Any distributions we make will be at the discretion of the Board of Trustees, which has a fiduciary duty to shareholders, taking into account factors such as our disclosure to investors, earnings, cash flow, capital needs and general financial condition and the requirements of Delaware law.
Our distributions to shareholders may be funded from expense reimbursements or waivers of investment advisory fees that are subject to repayment pursuant to our Expense Support and Conditional Reimbursement Agreement.
Substantial portions of our distributions may be funded through the reimbursement of certain expenses by our Adviser and its affiliates, including through the waiver of certain investment advisory fees by our Adviser. Any such distributions funded through expense reimbursements or waivers of advisory fees will not be based on our investment performance, and can only be sustained if we achieve positive investment performance in future periods and/or our Adviser and its affiliates continue to make such reimbursements or waivers of such fees. Our future repayments of amounts reimbursed or waived by our Adviser or its affiliates will reduce the distributions that shareholders would otherwise receive in the future. There can be no assurance that we will achieve the performance necessary to be able to pay distributions at a specific rate or at all. Our Adviser and its affiliates have no obligation to waive advisory fees or otherwise reimburse expenses in future periods.
We have not established any limit on the amount of funds we may use from available sources, such as borrowings, if any, or proceeds from this offering, to fund distributions (which may reduce the amount of capital we ultimately invest in assets).
We intend to generally fund distributions from operating cash flow in the ordinary course. However, shareholders should understand that we may make distributions from sources other than cash flow from operations or relying on fee or expense reimbursement waivers, if any, from the Adviser or the Administrator and that such distributions are not based on our investment performance, and can only be sustained if we achieve positive investment performance in future periods and/or the Adviser or the Administrator continues to makes such expense reimbursements, if any. The extent to which we pay distributions from sources other than cash flow from operations will depend on various factors, including the level of participation in our DRIP, how quickly we invest the proceeds from this and any future offering and the performance of our investments. To the extent that we borrow to fund distributions, the payment of interest on such borrowings will decrease the Fund’s NAV, which would also cause the price per share in this offering to decrease. Further, if the Adviser elects to cover certain of our expenses pursuant to the Expense Support and Conditional Reimbursement Agreement, this could cause a smoothing effect on our distributions because we will be able to pay distributions at times when we may otherwise be unable to. Shareholders should also understand that any amounts we use to pay distributions to shareholders from sources other than cash flow from operations may be required to be repaid in the future and that our future repayments of such amounts to the Adviser or any lender will reduce the amount of the future distributions. Further, the per share amount of distributions on Class S, Class D and Class I shares may differ because of different allocations of class-specific expenses. For example, distributions on Class S and Class D shares will be lower than on Class I shares because Class S and Class D shares are subject to different shareholder servicing and/or distribution fees. There can be no assurance that we will achieve such performance in order to sustain these distributions, or be able to pay distributions at all. The Adviser and the Administrator have no obligation to waive fees or receipt of expense reimbursements, if any.
Although we have implemented a share repurchase program, we have discretion to not repurchase your shares, and our Board of Trustees has the ability to amend or to suspend the program.
Our Board of Trustees may amend or suspend the share repurchase program at any time in its discretion (including to offer to purchase fewer shares). For example, in accordance with our Board of Trustees’ fiduciary duty to the Fund and shareholders, it may amend or suspend the share repurchase program during periods of market dislocation where selling assets to fund a repurchase could have a materially negative impact on remaining shareholders. You may not be able to sell your shares on a timely basis in the event our Board of Trustees amends or suspends the share repurchase program, absent a liquidity event, and we currently do not intend to undertake a liquidity event, and we are not obligated by our charter or otherwise to effect a liquidity event at any time. Following any such suspension, the Board of Trustees will reinstate the share repurchase program when appropriate and subject to its fiduciary duty to the Fund and shareholders. We will notify you of such developments in our quarterly reports or other filings. If less than the full amount of Common Shares requested to be repurchased in any given repurchase offer are repurchased, funds will be allocated pro rata based on the total number of Common Shares being repurchased without regard to class. The share repurchase program has many limitations and should not be considered a guaranteed method to sell shares promptly or at a desired price.
The timing of our repurchase offers pursuant to our share repurchase program may be at a time that is disadvantageous to our shareholders.
In the event a shareholder chooses to participate in our share repurchase program, the shareholder will be required to provide us with notice of intent to participate prior to knowing what the NAV per share of the class of shares being repurchased will be on the Repurchase Date. Although a shareholder will have the ability to withdraw a repurchase request prior to the Repurchase Date, to the extent a shareholder seeks to sell shares to us as part of our periodic share repurchase program, the shareholder will be required to do so without knowledge of what the repurchase price of our shares will be on the Repurchase Date.
As a public company, we are subject to regulations not applicable to private companies, such as provisions of the Sarbanes-Oxley Act. Efforts to comply with such regulations will involve significant expenditures, and non-compliance with such regulations may adversely affect us.
As a public company, we are subject to the Sarbanes-Oxley Act, and the related rules and regulations promulgated by the SEC. Our management is required to report on our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We are required to review on an annual basis our internal control over financial reporting, and on a quarterly and annual basis to evaluate and disclose changes in our internal control over financial reporting. As a relatively new company, developing and maintaining an effective system of internal controls may require significant expenditures, which may negatively impact our financial performance and our ability to make distributions. This process also will result in a diversion of our management’s time and attention. We cannot be certain of when our evaluation, testing and remediation actions will be completed or the impact of the same on our operations. In addition, we may be unable to ensure that the process is effective or that our internal controls over financial reporting are or will be effective in a timely manner. In the event that we are unable to develop or maintain an effective system of internal controls and maintain or achieve compliance with the Sarbanes-Oxley Act and related rules, we may be adversely affected.
Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting until there is a public market for our shares, which is not expected to occur.

We may experience fluctuations in our quarterly results.
We could experience fluctuations in our quarterly operating results due to a number of factors, including our ability or inability to make investments in companies that meet our investment criteria, the interest rate payable on the loans or other debt securities we originate or acquire, the level of our expenses (including our borrowing costs), variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any previous period should not be relied upon as being indicative of performance in future periods.
General economic conditions could adversely affect the performance of our investments and implementation of our investment strategy.
The success of the Fund’s investment strategy and our investment activities will be affected by, and will depend, in part, upon general economic and market conditions in the U.S. and global economies, such as interest rates, currency exchange rates, availability of credit, credit defaults, inflation rates, economic uncertainty, as well as by changes in applicable laws and regulations (including laws relating to taxation of our investments), trade barriers, currency exchange controls, asset re-investment, resource self-sufficiency and national and international political and socioeconomic circumstances in respect of the countries in which the Fund may invest. These factors may affect the level and volatility of securities prices and the liquidity of the Fund’s portfolio investments, which could impair the Fund’s profitability or result in losses. In addition, general fluctuations in the market prices of securities and interest rates may affect the Fund’s investment opportunities and the value of the Fund’s investments and prolonged disruption may prevent the Fund from advantageously realizing or disposing of portfolio investments. We may maintain substantial trading positions that can be adversely affected by the level of volatility in the financial markets; the larger the positions, the greater the potential for loss. Declines in the performance of national economies or the credit markets in certain jurisdictions have had a negative impact on general economic and market conditions globally, and as a result, could have a material adverse effect on our business, financial condition and results of operations.
Further, the Adviser’s financial condition may be adversely affected by a significant general economic downturn and it may be subject to legal, regulatory, reputational and other unforeseen risks that could have a material adverse effect on the Adviser’s businesses and operations (including those of the Fund).
Uncertainty and volatility in the financial markets and political systems of the United States, the United Kingdom and other countries may have adverse spill-over effects into the global financial markets generally. Moreover, a recession, slowdown and/or a sustained downturn in the U.S. or global economy (or any particular segment thereof) will have a pronounced impact on the Fund and could adversely affect the Fund’s profitability, impede the ability of the Fund’s portfolio companies to perform under or refinance their existing obligations, and impair the Fund’s ability to effectively deploy its capital or realize upon portfolio investments on favorable terms and may have an adverse impact on the business and operations of the Fund. Angelo Gordon and the Adviser may also be affected by difficult conditions in the capital markets and any overall weakening of the financial services industry of the U.S. and/or global economies. Any of the foregoing events could result in substantial or total losses to the Fund in respect of certain or all portfolio investments, which losses will likely be exacerbated by the presence of leverage in the Fund’s capital structure. An economic downturn could adversely affect the financial resources of the Fund’s portfolio companies and their ability to make principal and interest payments on, or refinance, outstanding debt when due. In the event of such defaults, whereby portfolio companies default under the Fund’s loans to them, the Fund could lose both invested capital in, and anticipated profits from, the affected portfolio companies. Such marketplace events may also impact the availability and terms of financing for leveraged transactions. Private equity investors have recently been required to finance transactions with a greater proportion of equity relative to prior periods and the terms of debt financing are significantly less flexible for borrowers compared to prior periods. These developments may impair the Fund’s ability to consummate transactions and may cause the Fund to enter into transactions on less attractive terms than those executed by other Angelo Gordon funds.
Finally, economic problems in a single country are increasingly affecting other markets and economies. A continuation of this trend could adversely affect global economic conditions and world markets and, in turn, could adversely affect the Fund’s performance.
Any of the foregoing events could result in substantial or total losses to the Fund in respect of certain investments, which losses will likely be exacerbated by the presence of leverage in a portfolio company’s capital structure.
We are exposed to risks associated with changes in interest rates, including the current rising interest rate environment.
General interest rate fluctuations may have a substantial negative impact on our investments and our investment returns and, accordingly, may have a material adverse effect on our investment objective and our net investment income.
Because we may borrow money and issue debt securities or preferred shares to make investments, our net investment income will be dependent upon the difference between the rate at which we borrow funds or pay interest or dividends on such debt securities or preferred shares and the rate at which we invest these funds. In this period of rising interest rates, our interest income will increase if the majority of our portfolio bears interest at variable rates while our cost of funds will also increase, to a lesser extent, if the majority of our indebtedness bears interest at fixed rates, with the net impact being an increase to our net investment income. Conversely, if interest rates decrease we may earn less interest income from investments and our cost of funds will also decrease, to a lesser extent, resulting in lower net investment income. From time to time, we may also enter into certain hedging transactions to mitigate our exposure to changes in interest rates. In the past, Angelo Gordon and its affiliates have entered into certain hedging transactions, such as interest rate swap agreements, to mitigate exposure to adverse fluctuations in interest rates, and the Fund may do so in the future. However, we cannot assure you that such transactions will be successful in mitigating our exposure to interest rate risk. There can be no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income.
Rising interest rates may also increase the cost of debt for our underlying portfolio companies, which could adversely impact their financial performance and ability to meet ongoing obligations to us. Also, an increase in interest rates available to investors could make an investment in our Shares less attractive if we are not able to pay dividends at a level that provides a similar return, which could reduce the value of our Shares.
Inflation may adversely affect the business, results of operations and financial condition of our portfolio companies.
The Federal Reserve has raised, and has indicated its intent to continue raising, certain benchmark interest rates in an effort to combat inflation and the Fund as well as our portfolio companies will be impacted by such inflation. Recent inflationary pressures have increased the costs of labor, energy and raw materials, have adversely affected consumer spending and economic growth, and may adversely affect our portfolio companies’ operations. If such portfolio companies are unable to pass any increases in their costs of operations along to their customers, it could adversely affect their operating results and impact their ability to pay interest and principal on our loans, particularly if interest rates rise in response to inflation. In addition, any projected future decreases in our portfolio companies’ operating results due to inflation could adversely impact the fair value of those investments. Any decreases in the fair value of our investments could result in future realized or unrealized losses and therefore reduce our net assets resulting from operations.
While the U.S. and other developed economies have begun to experience higher-than-normal inflation rates, it remains uncertain whether substantial inflation in the U.S. and other developed economies will be sustained over an extended period of time or have a significant effect on the U.S. or other economies. Inflation may affect the Fund’s investments adversely in a number of ways, including those noted above. During periods of rising inflation, interest and dividend rates of any instruments the Fund or entities related to portfolio investments may have issued could increase, which would tend to reduce returns to investors in the Fund. Inflationary expectations or periods of rising inflation could also be accompanied by the rising prices of commodities which are critical to the operation of portfolio companies as noted above. Portfolio companies may have fixed income streams and, therefore, be unable to pay their debts when they become due. The market value of such investments may decline in value in times of higher inflation rates. Some of the Fund’s portfolio investments may have income linked to inflation through contractual rights or other means. However, as inflation may affect both income and expenses, any increase in income may not be sufficient to cover increases in expenses. Governmental efforts to curb inflation often have negative effects on the level of economic activity. In an attempt to stabilize inflation, certain countries have imposed wage and price controls at times. Past governmental efforts to curb inflation have also involved more drastic economic measures that have had a materially adverse effect on the level of economic activity in the countries where such measures were employed. There can be no assurance that continued and more wide-spread inflation in the U.S. and/or other economies will not become a serious problem in the future and have a material adverse impact on the Fund’s returns.
It may be difficult to bring suit or foreclosure in non-U.S. countries.
Because the effectiveness of the judicial systems in the countries in which the Fund may invest varies, the Fund (or any portfolio company) may have difficulty in foreclosing or successfully pursuing claims in the courts of such countries, as compared to the United States or other countries. Further, to the extent the Fund or a portfolio company may obtain a judgment but is required to seek its enforcement in the courts of one of these countries in which the Fund invests, there can be no assurance that such courts will enforce such judgment. The laws of other countries often lack the sophistication and consistency found in the United States with respect to foreclosure, bankruptcy, corporate reorganization or creditors’ rights.
The nature of bankruptcy proceedings may impact the value of the Fund’s investments.
A portfolio company may become involved in a reorganization, bankruptcy or other proceeding. In any such event, the Fund may lose its entire investment, may be required to accept cash or securities or assets with a value less than the Fund’s original investment and/or may be required to accept payment over an extended period of time.
In the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of an obligor, holders of debt instruments ranking senior to the Fund’s investments would typically be entitled to receive payment in full before the Fund receives any distributions in respect of its investments. After repaying the senior creditors, such obligor may not have any remaining assets to repay its obligations to the Fund. In the case of debt ranking equally with the loans or debt securities in which the Fund invests, the Fund would have to share on an equal basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant investee company. Each jurisdiction in which the Fund invests has its own insolvency laws. As a result, investments in similarly situated investee companies in different jurisdictions may well confer different rights in the event of insolvency.
A portfolio company that becomes distressed or any distressed asset received by the Fund in a restructuring would require active monitoring. Involvement by the Adviser in a company’s reorganization proceedings could result in the imposition of restrictions limiting the Fund’s ability to liquidate its position therein. Bankruptcy proceedings involve a number of significant risks. Many of the events within a bankruptcy litigation are adversarial and often beyond the control of the creditors. While creditors generally are afforded an opportunity to object to significant actions, there can be no assurance that a bankruptcy court would not approve actions which may be contrary to the interests of the Fund, particularly in those jurisdictions which give a comparatively high priority to preserving the debtor company as a going concern, or to protecting the interests of either creditors with higher ranking claims in bankruptcy or of other stakeholders, such as employees.
Generally, the duration of a bankruptcy case can only be roughly estimated. The reorganization of a company usually involves the development and negotiation of a plan of reorganization, plan approval by creditors and confirmation by the bankruptcy court. This process can involve substantial legal, professional and administrative costs to the company and the Fund; it is subject to unpredictable and lengthy delays, particularly in jurisdictions which do not have specialized insolvency courts or judges and/or may have a higher risk of political interference in insolvency proceedings, all of which may have adverse consequences for the Fund. During such process, the company’s competitive position may erode, key management may depart and the company may not be able to invest adequately. In some cases, the company may not be able to reorganize and may be required to liquidate assets. Although the Fund will invest primarily in debt, the debt of companies in financial reorganization will, in most cases, not pay current interest, may not accrue interest during reorganization and may be adversely affected by an erosion of the issuer’s fundamental values. Such investments can result in a total loss of principal.
One of the protections offered in certain jurisdictions in bankruptcy proceedings is a stay on required payments by the borrower on loans or other securities. When a portfolio company or other issuer seeks relief under the bankruptcy laws of a particular jurisdiction (or has a petition filed against it), an automatic stay prevents all entities, including creditors, from foreclosing or taking other actions to enforce claims, perfect liens or reach collateral securing such claims. Creditors who have claims against the issuer prior to the date of the bankruptcy filing must generally petition the court to permit them to take any action to protect or enforce their claims or their rights in any collateral. Such creditors may be prohibited from doing so if the court concludes that the value of the property in which the creditor has an interest will be “adequately protected” during the proceedings. If the bankruptcy court’s assessment of adequate protection is inaccurate, a creditor’s collateral may be wasted without the creditor being afforded the opportunity to preserve it. Thus, even if the Fund holds a secured claim, it may be prevented from collecting the liquidation value of the collateral securing its debt, unless relief from the automatic stay is granted by the court. If relief from the stay is not granted, the Fund may not realize a distribution on account of its secured claim until a plan of reorganization or liquidation for the debtor is confirmed. Bankruptcy proceedings are inherently litigious, time consuming, highly complex and driven extensively by facts and circumstances, which can result in challenges in predicting outcomes. The equitable power of bankruptcy judges also can result in uncertainty as to the ultimate resolution of claims. A stay on payments to be made on the assets of the Fund could adversely affect the value of those assets and the Fund itself. Other protections in such proceedings may include forgiveness of debt, the ability to create super-priority liens in favor of certain creditors of the debtor and certain well-defined claims procedures. Additionally, the numerous risks inherent in the insolvency process create a potential risk of loss by the Fund of its entire investment in any particular issuer. Insolvency laws may, in certain jurisdictions, result in a restructuring of the debt without the Fund’s consent under the “cramdown” provisions of applicable insolvency laws and may also result in a discharge of all or part of the debt without payment to the Fund.
Security interests held by creditors are closely scrutinized and frequently challenged in bankruptcy proceedings and may be invalidated for a variety of reasons. For example, security interests may be set aside because, as a technical matter, they have not been perfected properly under applicable law. If a security interest is invalidated, the secured creditor loses the value of the collateral and because loss of the secured status causes the claim to be treated as an unsecured claim, the holder of such claim will be more likely to experience a significant loss of its investment. There can be no assurance that the security interests securing the Fund’s claims will not be challenged vigorously and found defective in some respect, or that the Fund will be able to prevail against the challenge. As such, investments in issuers involved in such proceedings could subject the Fund to certain additional potential liabilities that may exceed the value of the Fund’s original investment therein.
Moreover, under applicable bankruptcy law, debt may be disallowed or subordinated to the claims of other creditors if the creditor is found guilty of certain inequitable conduct resulting in harm to other parties with respect to the affairs of a company or other issuer filing for protection from creditors. In addition, creditors’ claims may be treated as equity if they are deemed to be contributions to capital, or if a creditor attempts to control the outcome of the business affairs of an issuer prior to its filing under such laws. If a creditor is found to have interfered with an issuer’s affairs to the detriment of other creditors or shareholders, the creditor may be held liable for damages to injured parties. There can be no assurance that claims for equitable subordination or creditor liability will not be asserted with respect to the Fund’s portfolio investments.
While the challenges to liens and debt normally occur in a bankruptcy proceeding, the conditions or conduct that would lead to an attack in a bankruptcy proceeding could in certain circumstances result in actions brought by other creditors of the debtor, shareholders of the debtor or even the debtor itself in other U.S. state or U.S. federal proceedings, including pursuant to state fraudulent transfer laws. As is the case in a bankruptcy proceeding, there can be no assurance that such claims will not be asserted or that the Fund will be able successfully to defend against them. To the extent that the Fund assumes an active role in any legal proceeding involving the debtor, the Fund may be prevented from disposing of securities issued by the debtor due to the Fund’s possession of material, non-public information concerning the debtor.
U.S. bankruptcy law permits the classification of “substantially similar” claims in determining the classification of claims in a reorganization for purpose of voting on a plan of reorganization. Because the standard for classification is vague, there exists a significant risk that the Fund’s influence with respect to a class of claims can be lost by the inflation of the number and the amount of claims in, or other gerrymandering of, the class. In addition, certain administrative costs and claims that have priority by law over the claims of certain creditors (for example, claims for taxes) may be quite high.

The insolvency of a portfolio company and related proceedings may have a materially adverse effect on the performance of the Fund.
If a court in a lawsuit brought by a creditor or representative of creditors (such as a trustee in bankruptcy) of a portfolio company were to find that:
(a)    the portfolio company did not receive fair consideration or reasonably equivalent value for incurring the indebtedness evidenced by the securities that the company issued to the Fund and
(b)    after giving effect to such indebtedness and the use of the proceeds thereof, the portfolio company
(i)    was insolvent,
(ii)    was engaged in a business for which its remaining assets constituted unreasonably small capital or
(iii)    intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature, such court could
1.    invalidate, in whole or in part, such indebtedness as a fraudulent conveyance,
2.    subordinate such indebtedness to existing or future creditors of the obligor or
3.    recover amounts previously paid by the portfolio company to the Fund and/or proceeds with respect to such securities previously applied by the Fund, in each case, in satisfaction of such indebtedness.
In addition, upon the insolvency of a portfolio company, payments that such portfolio company made to the Fund may be subject to avoidance, cancellation and/or clawback as a “preference” if made within a certain period of time (which may be as long as two years) before insolvency. There can be no assurance as to what standard a court would apply in order to determine whether the company was “insolvent” or that, regardless of the method of valuation, a court would not determine that the company was “insolvent,” in each case, after giving effect to the indebtedness evidenced by the securities held by the Fund and the use of the proceeds thereof.
In general, if payments are voidable, whether as fraudulent conveyances, extortionate transactions or preferences, such payments may be recaptured either from the initial recipient (such as the Fund) or from subsequent transferees of such payments, including the shareholders. To the extent that any such amounts are recaptured from the Fund, there may be a materially adverse effect on the performance of the Fund.
The above discussion is based upon U.S. federal and state laws. Insofar as investments that are obligations of non-U.S. obligors are concerned, the laws of non-U.S. jurisdictions may provide for avoidance remedies under factual circumstances similar to those described above, with consequences that may or may not be analogous to those described above under U.S. federal and state laws.
The Fund may invest in portfolio companies whose capital structures may have significant leverage, which may impair these companies’ ability to finance their future operations and capital needs.
While investments in leveraged companies offer the potential opportunity for capital appreciation, such investments also involve a higher degree of risk as a result of recessions, operating problems and other general business and economic risks that may have a more pronounced effect on the profitability or survival of such companies. Such investments are inherently more sensitive to declines in revenues, competitive pressures and increases in expenses. Moreover, rising interest rates may significantly increase portfolio companies’ interest expense, causing losses and/or the inability to service debt levels. Leverage magnifies gains and losses attributable to other investment policies and practices, such as investing in below investment grade instruments. If a portfolio company cannot generate adequate cash flow to meet debt obligations, the portfolio company may default on its loan agreements or be forced into bankruptcy resulting in a restructuring of the company’s capital structure or liquidation of the company, and the Fund may suffer a partial or total loss of capital invested in the portfolio company. Furthermore, to the extent companies in which the Fund has invested become insolvent, the Fund may determine, in cooperation with other debt holders or on its own, to engage, at the Fund’s expense in whole or in part, counsel and other advisors in connection therewith. In addition to leverage in the capital structure of portfolio companies, the Fund may incur leverage.
We are an “emerging growth company” under the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our shares less attractive to investors.
We will be and we will remain an “emerging growth company” as defined in the JOBS Act until the earlier of:
(a)    the last day of the fiscal year (i) following the fifth anniversary of the completion of our initial public offering, (ii) in which we have total annual gross revenue of at least $1.07 billion, or (iii) in which we are deemed to be a large accelerated filer, which means the market value of our shares that is held by non-affiliates exceeds $700 million as of the date of our most recently completed second fiscal quarter, and

(b)    the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.
For so long as we remain an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We cannot predict if investors will find our shares less attractive because we will rely on some or all of these exemptions.
In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We will take advantage of the extended transition period for complying with new or revised accounting standards, which may make it more difficult for investors and securities analysts to evaluate us since our financial statements may not be comparable to companies that comply with public company effective dates and may result in less investor confidence.
Any unrealized losses we experience on our portfolio may be an indication of future realized losses, which could reduce our income available for distribution.
As a BDC, we are required to carry our investments at market value or, if no market value is ascertainable, at the fair value as determined in good faith by our Board of Trustees. Decreases in the market value or fair value of our investments relative to amortized cost will be recorded as unrealized depreciation. Any unrealized losses in our portfolio could be an indication of a portfolio company’s inability to meet its repayment obligations to us with respect to the affected loans. This could result in realized losses in the future and ultimately in reductions of our income available for distribution in future periods. In addition, decreases in the market value or fair value of our investments will reduce our NAV.
Terrorist attacks, acts of war, global health emergencies or natural disasters may adversely affect our operations.
Terrorist acts, acts of war, global health emergencies or natural disasters may disrupt our operations, as well as the operations of the businesses in which we invest. Such acts have created, and continue to create, economic and political uncertainties and have contributed to recent global economic instability. Future terrorist activities, military or security operations, global health emergencies or natural disasters could further weaken the domestic/global economies and create additional uncertainties, which may negatively impact the businesses in which we invest directly or indirectly and, in turn, could have a material adverse impact on our business, operating results and financial condition. Losses from terrorist attacks, global health emergencies or natural disasters are generally uninsurable.
The Russian invasion of Ukraine may have a material adverse impact on us and our portfolio companies.
On February 24, 2022, President Putin commenced a full-scale invasion of Russia’s pre-positioned forces into Ukraine. In response, countries worldwide, including the United States, have imposed sanctions against Russia on certain businesses and individuals. This invasion has led, is currently leading, and for an unknown period of time will continue to lead to disruptions in local, regional, national, and global markets and economies affected thereby. Furthermore, the conflict between the two nations and the varying involvement of the United States and other NATO countries could preclude prediction as to their ultimate adverse impact on global economic and market conditions, and, as a result, presents material uncertainty and risk with respect to the Fund and the performance of its investments or operations, and the ability of the Fund to achieve its investment objectives. Additionally, to the extent that third parties, investors, or related customer bases have material operations or assets in Russia or Ukraine, they may have adverse consequences related to the ongoing conflict.
Force Majeure events may adversely affect our operations.
The Fund may be affected by force majeure events (e.g., acts of God, fire, flood, earthquakes, outbreaks of an infectious disease, pandemic or any other serious public health concern, war, terrorism, nationalization of industry and labor strikes). Force majeure events could adversely affect the ability of the Fund or a counterparty to perform its obligations. The liability and cost arising out of a failure to perform obligations as a result of a force majeure event could be considerable and could be borne by the Fund. Certain force majeure events, such as war or an outbreak of an infectious disease, could have a broader negative impact on the global or local economy, thereby affecting the Fund. Additionally, a major governmental intervention into industry, including the nationalization of an industry or the assertion of control, could result in a loss to the Fund if an investment is affected, and any compensation provided by the relevant government may not be adequate.
We may be subject to risks related to bank impairments or failures either directly or through our portfolio companies, which, in turn, could indirectly impact our performance and results of operations.
In March 2023, the U.S. Federal Deposit Insurance Corporation (“FDIC”) took control of Silicon Valley Bank and Signature Bank, and in May 2023, the FDIC took control of First Republic Bank due to liquidity concerns. The impairment or failure of one or more banks with whom any of our portfolio companies transact may inhibit the ability of our portfolio companies to access depository accounts, investment accounts or credit facilities at such banks, which, in turn, may cause them to default on their debt obligations to us, resulting in impacts to our performance. In the event of such a failure of a banking institution where one or more of our portfolio companies holds depository accounts, access to such accounts could be restricted and FDIC protection may not be available for balances in excess of amounts insured by the FDIC. In such instances, our affected portfolio companies may not be able to recover such excess, uninsured amounts, and they may not be able to cure any defaults. Additionally, unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. These events could prevent us from increasing our investments and harm business, financial condition, operating results and prospects. We closely monitor activity in the banking sector as it relates to any of our borrowers and continually assess any potential indirect impact to us as a result of the same.
COVID-19 is expected to continue to have, and other public health emergencies may have a materially adverse impact on our financial condition and results of operations.
The global impact of the novel coronavirus (“COVID-19”) outbreak continues to evolve. Precautionary measures have created significant disruption in the global public and private markets, supply chains and economic activity and have had a particularly adverse impact on transportation, hospitality, tourism, entertainment and other industries. It is expected that many countries will continue to encounter issues with respect to the distribution, uptake and efficacy of COVID-19 vaccines and treatments. The full impact of the pandemic, including a global, regional or other economic recession (which some financial experts opine have already arrived), is still uncertain and difficult to assess.
Any public health emergency, including any outbreak of COVID-19, SARS, Monkeypox, H1N1/09 flu, avian flu, other coronavirus, Ebola or other existing or new epidemic diseases, or the threat thereof, could negatively impact the Fund and its portfolio companies and could meaningfully affect the Fund’s ability to fulfill its investment objectives. In particular, recipients should note that the performance information presented herein should not be relied upon. Certain updated valuations used to calculate the performance of the Fund and other Angelo Gordon products may be lower than those reflected herein and in certain cases, materially so. Accordingly, correspondingly qualified considerations should be attached to the valuation and performance information included herein.
The extent of the impact of any public health emergency on the Fund’s and its portfolio companies’ operational and financial performance will depend on many factors, including but not limited to the duration and scope of such public health emergency, the extent of any related travel advisories and voluntary or mandatory government restrictions implemented, the impact of such public health emergency on overall supply and demand, goods and services, investor liquidity, consumer confidence and spending levels, the extent of government support and levels of economic activity, the impact of labor market interruptions, and the extent of its disruption to important global, regional and local supply chains and economic markets, all of which are highly uncertain and cannot be predicted. For this reason, valuations in this environment are subject to heightened uncertainty and subject to numerous subjective judgments, any or all of which could turn out to be incorrect with the benefit of hindsight. Furthermore, traditional valuation approaches that have been used historically may need to be modified in order to effectively capture fair value in the midst of significant volatility or market dislocation. The effects of a public health emergency may negatively impact the value and performance of the Fund’s portfolio companies, the Fund’s ability to source, manage and divest investments (including but not limited to circumstances where potential transactions are already signed but not closed) and the Fund’s ability to achieve its investment objectives, all of which could result in significant losses to the Fund.
In connection with the impacts of any such future public health crisis, the Fund is expected to incur heightened legal expenses which could similarly have an adverse impact to the Fund’s returns. For example, but not by limitation, the Fund or portfolio companies may be subject to heightened litigation and its resulting costs, which costs may be significant and are expected to be borne by the Fund and/or its portfolio companies. There is also a heightened risk of cyber and other security vulnerabilities during the current public health emergency and any future one, which could result in adverse effects to the Fund or the portfolio companies in the form of economic harm, data loss or other negative outcomes.
Governmental intervention in the financial markets may increase volatility.
In response to a recession, economic slowdown or financial market instability, governments and regulators may choose to intervene by implementing austerity measures and reforms, as seen in the 2007-2008 global financial crisis. There is no guarantee a government or regulatory intervention will have the desired effect and any such intervention may result in social unrest, limit future growth and economic recovery or have unintended consequences. Additionally, such interventions have sometimes been unclear in scope and application, resulting in confusion and uncertainty which in itself has been detrimental to the efficient functioning of financial markets. It is impossible to predict with certainty what temporary or permanent governmental restrictions may be imposed on the markets in the future and/or the effect of such restrictions on the Advisers’ ability to implement the Fund’s investment objective, the European or global economy or the global securities market. Instability in the global financial markets or government intervention may increase the volatility of the Fund and hence the risk of loss to the value of your investment.
The current period of capital markets disruption and economic uncertainty may make it difficult to obtain indebtedness and any failure to do so could have a material adverse effect on our business, financial condition or results of operations.
Current market conditions may make it difficult to obtain indebtedness and any failure to do so could have a material adverse effect on our business. The debt capital that will be available to us in the future, if at all, may be at a higher cost and on less favorable terms and conditions than what we currently expect to experience, including being at a higher cost in rising rate environments. If we are unable to raise debt, then our equity investors may not benefit from the potential for increased returns on equity resulting from leverage and we may be limited in our ability to make commitments. An inability to obtain indebtedness could have a material adverse effect on our business, financial condition or results of operations.

We may face a breach of our cyber security, which could result in adverse consequences to our operations and exposure of confidential information.
Cyber security incidents and cyber-attacks have been occurring globally at a more frequent and severe level and will likely continue to increase in frequency in the future. Angelo Gordon and its affiliates and portfolio companies’ and service providers’ information and technology systems may be vulnerable to damage or interruption from cyber security breaches, computer viruses or other malicious code, network failures, computer and telecommunication failures, infiltration by unauthorized persons and other security breaches, or usage errors by their respective professionals or service providers. If unauthorized parties gain access to such information and technology systems, they may be able to steal, publish, delete or modify private and sensitive information, including non-public personal information related to shareholders (and their beneficial owners) and material non-public information. Although Angelo Gordon has implemented, and portfolio companies and service providers may implement, various measures to manage risks relating to these types of events, such systems could prove to be inadequate and, if compromised, could become inoperable for extended periods of time, cease to function properly or fail to adequately secure private information. Angelo Gordon does not control the cyber security plans and systems put in place by third-party service providers, and such third-party service providers may have limited indemnification obligations to Angelo Gordon, its affiliates, the Fund, the shareholders and/or a portfolio company, each of which could be negatively impacted as a result. Breaches such as those involving covertly introduced malware, impersonation of authorized users and industrial or other espionage may not be identified even with sophisticated prevention and detection systems, potentially resulting in further harm and preventing them from being addressed appropriately. The failure of these systems and/or of disaster recovery plans for any reason could cause significant interruptions in Angelo Gordon’s, its affiliates’, the Fund’s and/or a portfolio company’s operations and result in a failure to maintain the security, confidentiality or privacy of sensitive data, including personal information relating to shareholders (and their beneficial owners), material non-public information and the intellectual property and trade secrets and other sensitive information of Angelo Gordon and/or portfolio companies. Angelo Gordon, the Fund and/or a portfolio company could be required to make a significant investment to remedy the effects of any such failures, harm to their reputations, legal claims that they and their respective affiliates may be subjected to, regulatory action or enforcement arising out of applicable privacy and other laws, adverse publicity, and other events that may affect their business and financial performance.
We may not be able to obtain all required state licenses or in any other jurisdiction where they may be required in the future.
We may be required to obtain various state licenses in order to, among other things, originate commercial loans, and may be required to obtain similar licenses from other authorities, including outside of the United States, in the future in connection with one or more investments. Applying for and obtaining required licenses can be costly and take several months. There is no assurance that we will obtain all of the licenses that we need on a timely basis. Furthermore, we will be subject to various information and other requirements in order to obtain and maintain these licenses, and there is no assurance that we will satisfy those requirements. Our failure to obtain or maintain licenses might restrict investment options and have other adverse consequences.
Risks related to the transition away from LIBOR.
Although we do not intend to lend at rates based on the London Interbank Offered Rate (“LIBOR”), we may purchase loans on the secondary market that continue to use LIBOR. While many LIBOR rates were phased out at the end of 2021, a selection of widely used U.S.-dollar LIBOR rates continued to be published until June 2023. On July 29, 2021, the U.S. Federal Reserve System, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions, formally recommended replacing U.S.-dollar LIBOR with the Secured Overnight Financing Rate (“SOFR”), a new index calculated by short-term repurchase agreements, backed by Treasury securities. Further, on March 15, 2022, the Consolidation Appropriations Act of 2022, which includes the Adjustable Interest Rate (LIBOR) Act (“LIBOR Act”), was signed into law in the U.S. This legislation establishes a uniform benchmark replacement process for financial contracts that mature after June 30, 2023 which do not contain clearly defined or practicable fallback provisions. CME Term SOFR is a forward-looking term rate based on SOFR that, when added to a spread adjustment, is recommended by the Alternative Reference Rates Committee as a LIBOR replacement in certain cash products. CME Term SOFR, plus the statutory spread adjustment, has also been selected by the Board of Governors of the Federal Reserve as the benchmark replacement applicable to many products that will transition away from LIBOR automatically under the LIBOR Act. The legislation also creates a safe harbor that shields lenders from litigation if they choose to utilize a replacement rate recommended by the Board of Governors of the Federal Reserve. Although the transition process away from LIBOR has become increasingly well-defined (e.g. the LIBOR Act now provides a uniform benchmark replacement for LIBOR-based instruments in the U.S.), the transition process may involve, among other things, increased volatility or illiquidity in markets for instruments that currently rely on LIBOR and may result in a reduction in the value of certain instruments held by the Fund.
We are subject to risks related to corporate social responsibility.
Our business faces increasing public scrutiny related to environmental, social and governance (“ESG”) activities. We risk damage to our brand and reputation if we fail to act responsibly in a number of areas, such as environmental stewardship, corporate governance and transparency and considering ESG factors in our investment processes. Adverse incidents with respect to ESG activities could impact the value of our brand, the cost of our operations and relationships with investors, all of which could adversely affect our business and results of operations. Regional and investor-specific sentiment may differ in what constitutes a material positive or negative ESG factor. There is no guarantee that our ESG practices will uniformly fit every investor’s definition of best practices for all ESG considerations across geographies and investor types. Additionally, new regulatory initiatives related to ESG could adversely affect our business.

Compliance with the SEC’s Regulation Best Interest may negatively impact our ability to raise capital in this offering, which would harm our ability to achieve our investment objectives.
As of June 30, 2020, broker-dealers must comply with Regulation Best Interest, which, among other requirements, enhances the existing standard of conduct for broker-dealers and natural persons who are associated persons of a broker-dealer when recommending to a retail customer any securities transaction or investment strategy involving securities to a retail customer. The impact of Regulation Best Interest on broker- dealers participating in our offering cannot be determined at this time, but it may negatively impact whether broker-dealers and their associated persons recommend this offering to retail customers. Regulation Best Interest imposes a duty of care for broker-dealers to evaluate reasonable alternatives in the best interests of their clients. Reasonable alternatives to the Fund, such as listed entities, exist and may have lower expenses, less complexity and/or lower investment risk than the Fund. Certain investments in listed entities may involve lower or no commissions at the time of initial purchase. Under Regulation Best Interest, broker-dealers participating in the offering must consider such alternatives in the best interests of their clients. If Regulation Best Interest reduces our ability to raise capital in this offering, it would harm our ability to create a diversified portfolio of investments and achieve our investment objectives and would result in our fixed operating costs representing a larger percentage of our gross income.
Our Declaration of Trust includes exclusive forum and jury trial waiver provisions that could limit a shareholder’s ability to bring a claim or, if such provisions are deemed inapplicable or unenforceable by a court, may cause the Fund to incur additional costs associated with such action.
Our Declaration of Trust provides that, to the fullest extent permitted by law, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Fund, (ii) any action asserting a claim of breach of a duty owed by any trustee, officer or other agent of the Fund to the Fund or our shareholders, (iii) any action asserting a claim arising pursuant to any provision of Title 12 of the Delaware Code, Delaware statutory or common law, our Declaration of Trust, or (iv) any action asserting a claim governed by the internal affairs doctrine (for the avoidance of doubt, including any claims brought to interpret, apply or enforce the securities or antifraud laws of any international, national, state, provincial, territorial, local or other governmental or regulatory authority, including, in each case, the applicable rules and regulations promulgated thereunder) shall be the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, any other court in the State of Delaware with subject matter jurisdiction. In addition, our Declaration of Trust provides that no shareholder may maintain a derivative action on behalf of the Fund unless holders of at least ten percent (10%) of the outstanding shares join in the bringing of such action. These provisions of our Declaration of Trust may make it more difficult for shareholders to bring a derivative action than a company without such provisions.
Our Declaration of Trust also includes an irrevocable waiver of the right to trial by jury in all such claims, suits, actions and proceedings. Any person purchasing or otherwise acquiring any of our Common Shares shall be deemed to have notice of and to have consented to these provisions of our Declaration of Trust. These provisions may limit a shareholder’s ability to bring a claim in a judicial forum or in a manner that it finds favorable for disputes with the Fund or the Fund’s trustees or officers, which may discourage such lawsuits. Alternatively, if a court were to find the exclusive forum provision or the jury trial waiver provision to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions or in other manners, which could have a material adverse effect on our business, financial condition and results of operations.
Notwithstanding any of the foregoing, neither we nor any of our investors are permitted to waive compliance with any provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.
Risks Related to an Investment in the Common Shares
If we are unable to raise substantial funds, then we will be more limited in the number and type of investments we may make, our expenses may be higher relative to our total assets, and the value of your investment in us may be reduced in the event our assets under-perform.
Amounts that we raise may not be sufficient for us to purchase a broad portfolio of investments. To the extent that less than the maximum number of Common Shares is subscribed for, the opportunity for us to purchase a broad portfolio of investments may be decreased and the returns achieved on those investments may be reduced as a result of allocating all of our expenses among a smaller capital base. If we are unable to raise substantial funds, we may not achieve certain economies of scale and our expenses may represent a larger proportion of our total assets.
We may have difficulty sourcing investment opportunities.
We have not identified the potential investments for our portfolio that we will acquire with the proceeds of this offering. We cannot assure investors that we will be able to locate a sufficient number of suitable investment opportunities to allow us to deploy all investments successfully. If the Adviser does not locate suitable and compelling investment opportunities in which to deploy all of the Fund’s capital, the Fund may not invest fully its available capital which may result in an adverse effect on performance results. In addition, privately-negotiated investments in loans and illiquid securities of middle market companies require substantial due diligence and structuring, and we cannot assure investors that we will achieve our anticipated investment pace. As a result, investors will be unable to evaluate any future portfolio company investments prior to purchasing our shares. Additionally, our Adviser will select our investments subsequent to this offering, and our shareholders will have no input with respect to such investment decisions. These factors increase the uncertainty, and thus the risk, of investing in our shares. To the extent we are unable to deploy all of the Fund’s available capital, our investment income and, in turn, our results of operations, will likely be materially adversely affected.

We may have difficulty paying distributions and the tax character of any distributions is uncertain.
We generally intend to distribute substantially all of our available earnings annually by paying distributions on a monthly basis, as determined by the Board of Trustees in its discretion. We cannot assure investors that we will achieve investment results that will allow us to make a specified level of cash distributions (particularly during the early stages of our operations) or year-to-year increases in cash distributions. Our ability to pay distributions might be adversely affected by the impact of one or more of the risk factors described in this Registration Statement. Due to the asset coverage test applicable to us under the 1940 Act as a BDC, we may be limited in our ability to make distributions. In addition, if we enter into a credit facility or any other borrowing facility, for so long as such facility is outstanding, we anticipate that we may be required by its terms to use all payments of interest and principal that we receive from our current investments as well as any proceeds received from the sale of our current investments to repay amounts outstanding thereunder, which could adversely affect our ability to make distributions.
Furthermore, the tax treatment and characterization of our distributions may vary significantly from time to time due to the nature of our investments. The ultimate tax characterization of our distributions made during a taxable year may not finally be determined until after the end of that taxable year. We may make distributions during a taxable year that exceed our investment company taxable income and net capital gains for that taxable year. In such a situation, the amount by which our total distributions exceed investment company taxable income and net capital gains generally would be treated as a return of capital up to the amount of a shareholder’s tax basis in the shares, with any amounts exceeding such tax basis treated as a gain from the sale or exchange of such shares. A return of capital generally is a return of a shareholder’s investment rather than a return of earnings or gains derived from our investment activities. Moreover, we may pay all or a substantial portion of our distributions from borrowings or sources other than cash flow from operations in anticipation of future cash flow. Any such distributions may constitute a return of shareholders’ capital, which would lower such shareholders’ tax basis in our shares and may result in increased tax liability to shareholders when they sell such shares.
An investment in our shares will have limited liquidity.
Our shares constitute illiquid investments for which there is not, and will likely not be, a secondary market at any time prior to a public offering and listing of our shares on a national securities exchange. We do not intend to conduct a public offering and/or list our shares on any securities exchange. Investment in the Fund is suitable only for sophisticated investors and requires the financial ability and willingness to accept the high risks and lack of liquidity inherent in an investment in the Fund. Except in limited circumstances for legal or regulatory purposes, shareholders are not entitled to redeem their shares. At the discretion of the Board of Trustees, the Fund intends to commence a quarterly repurchase program beginning no later than the first full calendar quarter from the date on which we consummate the initial sales pursuant to this offering. However, there is no guarantee that such share repurchase program will be enacted and, further, if enacted, that share repurchases will be available each quarter. Shareholders must be prepared to bear the economic risk of an investment in our shares for an extended period of time.
Certain investors will be subject to Exchange Act filing requirements.
Because our Common Shares will be registered under the Exchange Act, ownership information for any person who beneficially owns 5% or more of our Common Shares will have to be disclosed in a Schedule 13G or other filings with the SEC. Beneficial ownership for these purposes is determined in accordance with the rules of the SEC, and includes having voting or investment power over the securities. In some circumstances, our shareholders who choose to reinvest their dividends may see their percentage stake in the Fund increased to more than 5%, thus triggering this filing requirement. Each shareholder is responsible for determining their filing obligations and preparing the filings. In addition, our shareholders who hold more than 10% of a class of our shares may be subject to Section 16(b) of the Exchange Act, which recaptures for the benefit of the Fund profits from the purchase and sale of registered stock (and securities convertible or exchangeable into such registered stock) within a six-month period.
Special considerations for certain benefit plan investors.
We intend to conduct our affairs so that our assets should not be deemed to constitute “plan assets” under ERISA and the Plan Asset Regulations. In this regard, to the extent any class of our Common Shares is not “publicly-offered” within the meaning of the Plan Asset Regulations, or we do not otherwise satisfy another exception to the Plan Asset Regulations, we intend to operate the Fund such that the terms and conditions of our investments, and the rights obtained and exercised with respect to such investments, should enable us to qualify as a VCOC.
If, notwithstanding our intent, the assets of the Fund were deemed to be “plan assets” of any shareholder that is a “benefit plan investor” under ERISA, this would result, among other things, in (i) the application of the prudence and other fiduciary responsibility standards of ERISA to investments made by the Fund, and (ii) the possibility that certain transactions in which the Fund might seek to engage could constitute “prohibited transactions” under ERISA and the Code. If a prohibited transaction occurs for which no exemption is available, the Adviser and/or any other fiduciary that has engaged in the prohibited transaction could be required to (i) restore to the “benefit plan investor” any profit realized on the transaction and (ii) reimburse the “benefit plan investor” for any losses suffered by the “benefit plan investor” as a result of the investment. In addition, each disqualified person (within the meaning of Section 4975 of the Code) involved could be subject to an excise tax equal to 15% of the amount involved in the prohibited transaction for each year the transaction continues and, unless the transaction is corrected within statutorily required periods, to an additional tax of 100%. The Fiduciary of a “benefit plan investor” who decides to invest in the Fund could, under certain circumstances, be liable for prohibited transactions or other violations as a result of their investment in the Fund or as co-fiduciaries for actions taken by or on behalf of the Fund or the Adviser. With respect to a “benefit plan investor” that is an IRA that invests in the Fund, the occurrence of a prohibited transaction involving the individual who established the IRA, or his or her beneficiaries, would cause the IRA to lose its tax-exempt status.
We may require any person proposing to acquire our Common Shares to furnish such information as may be necessary to determine compliance with an exception under ERISA or the Plan Asset Regulations, including whether such person is a “benefit plan investor,” and we have the power to (a) exclude any shareholder or potential shareholder from purchasing our Common Shares; (b) prohibit any redemption of our Common Shares; and (c) redeem some or all Common Shares held by any holder if our Board of Trustees determines that there is a substantial likelihood that such holder’s purchase, ownership or redemption of Common Shares would result in our assets to be characterized as “plan assets,” for purposes of the fiduciary responsibility or prohibited transaction provisions of ERISA or Section 4975 of the Code, and all Common Shares of the Fund shall be subject to such terms and conditions.
Prospective investors should carefully review the matters discussed under “Certain ERISA Considerations” and should consult with their own advisors as to the consequences of making an investment in the Fund.
We may encounter risks arising from potential controlled group liability.
Under ERISA, upon the termination of a tax-qualified single employer defined benefit pension plan, the sponsoring employer and all members of its “controlled group” will be jointly and severally liable for 100% of the plan’s unfunded benefit liabilities whether or not the controlled group members have ever maintained or participated in the plan. In addition, the U.S. Pension Benefit Guaranty Corporation (the “PBGC”) may assert a lien with respect to such liability against any member of the controlled group on up to 30% of the collective net worth of all members of the controlled group. Similarly, in the event a participating employer partially or completely withdraws from a multiemployer (union) defined benefit pension plan, any withdrawal liability incurred under ERISA will represent a joint and several liability of the withdrawing employer and each member of its controlled group. A “controlled group” includes all “trades or businesses” under 80% or greater common ownership. This common ownership test is broadly applied to include both “parent-subsidiary groups” and “brother-sister groups” applying complex exclusion and constructive ownership rules. However, regardless of the percentage ownership that the Fund holds in one or more of its portfolio companies, the Fund itself cannot be considered part of an ERISA controlled group unless the Fund is considered to be a “trade or business.” If the Fund were determined to be a trade or business for purposes of ERISA, it is possible, depending upon the structure of the portfolio investments by the Fund and/or its affiliates and other co-investors in a portfolio company and their respective ownership interests in the portfolio company, that any tax-qualified single employer defined benefit pension plan liabilities and/or multiemployer plan withdrawal liabilities incurred by the portfolio company could result in liability being incurred by the Fund, with a resulting appropriation of Fund assets to satisfy such pension liabilities and/or the imposition of a lien by the PBGC on certain Fund assets. Moreover, regardless of whether or not the Fund were determined to be a trade or business for purposes of ERISA, a court might hold that one of the portfolio companies in which we are investing could become jointly and severally liable for another portfolio entity’s unfunded pension liabilities pursuant to the ERISA “controlled group” rules, depending upon the relevant investment structures and ownership interests as noted above.
Shareholders may experience dilution.
All distributions declared in cash payable to shareholders that are participants in our DRIP will generally be automatically reinvested in our Common Shares. As a result, shareholders that do not participate in our DRIP may experience dilution over time.
Holders of our Common Shares will not have preemptive rights to any shares we issue in the future. Our charter allows us to issue an unlimited number of Common Shares. After you purchase Common Shares in this offering, our Board of Trustees may elect, without shareholder approval, to:

(1)    sell additional shares in this or future public offerings;
(2)    issue Common Shares or interests in any of our subsidiaries in private offerings;

(3)    issue Common Shares upon the exercise of the options we may grant to our Independent Trustees or future employees; or
(4)    subject to applicable law, issue Common Shares in payment of an outstanding obligation to pay fees for services rendered to us.
To the extent we issue additional Common Shares after your purchase in this offering, your percentage ownership interest in us will be diluted. Because of these and other reasons, our shareholders may experience substantial dilution in their percentage ownership of our shares or their interests in the underlying assets held by our subsidiaries.
Investing in our shares involves a high degree of risk.
The investments we make in accordance with our investment objective may result in a higher amount of risk than alternative investment options and volatility or loss of principal. Our investments in portfolio companies may be highly speculative and aggressive and there can be no assurance that the Fund’s investment strategy will produce favorable returns, due to the risks and uncertainties described herein, among others. Prospective investors must be prepared to bear capital losses that might result from an investment in the Fund, including a complete loss of the prospective investor’s investment and, therefore, an investment in our shares may not be suitable for someone with lower risk tolerance.

The NAV of our shares may fluctuate significantly.
The NAV and liquidity, if any, of the market for our shares may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include:
•    changes in regulatory policies or tax guidelines, particularly with respect to RICs or BDCs;
•    loss of RIC or BDC status;
•    changes in earnings or variations in operating results;
•    changes in the value of our portfolio of investments;
•    changes in accounting guidelines governing valuation of our investments;
•    any shortfall in revenue or net income or any increase in losses from levels expected by investors;
•    departure of either of our Adviser or certain of its respective key personnel;
•    general economic trends and other external factors; and
•    loss of a major funding source.
Provisions of our Declaration of Trust and bylaws could deter takeover attempts.
Pursuant to our Declaration of Trust and bylaws, as amended, our Board of Trustees is divided into three classes of trustees. Each class consists, as nearly as possible, of one-third of the total number of Trustees, and each class has a three-year term. Our classified board could have the effect of making the replacement of incumbent Trustees more time consuming and difficult. Because our Trustees may be removed (i) by a majority of the remaining Trustees (or in the case of the removal of an Independent Trustee, a majority of the remaining Independent Trustees) but only for cause or (ii) upon a vote by the holders of more than fifty percent (50%) of our outstanding Shares entitled to vote with or without cause, at least two annual meetings of shareholders, instead of one, will generally be required to effect a change in a majority of our Board of Trustees. Thus, our classified board could increase the likelihood that incumbent Trustees will retain their positions. The staggered terms of Trustees may delay, defer or prevent a tender offer by a third party or an attempt to change control of us or another transaction that might involve a premium price for our common shares that might be in the best interest of our shareholders.
Risks Related to Our Investments
Our investments in prospective portfolio companies may be risky, and we could lose all or part of our investment.
Our investments may be risky and there is no limit on the amount of any such investments in which we may invest. In addition, investment analyses and decisions by the Fund and the Adviser will often be undertaken on an expedited basis in order for the Fund to take advantage of investment opportunities. In such cases, the information available to the Fund and the Adviser at the time of an investment decision may be limited, and the Fund and the Adviser may not have access to the detailed information necessary for a full evaluation of the investment opportunity. In addition, the financial information available to the Fund and the Adviser may not be accurate or provided based upon accepted accounting methods. The Fund and the Adviser will rely upon independent consultants or advisors in connection with the evaluation of proposed investments. There can be no assurance that these consultants or advisors will accurately evaluate such investments.
Risk Associated with Unspecified Transactions; No Assurance of Investment Return.
Investors will be relying on the ability of the Adviser to source, negotiate, consummate and syndicate Fund originated loans (each, a “loan” and, together with other portfolio investments, the “portfolio investments”) using the investments of shareholders, and there is no assurance that the Adviser will find a sufficient number of attractive opportunities to meet the Fund’s investment objectives or that the Fund will be able to make and realize its investment objective. The realizable value of a highly illiquid investment, at any given time, may be less than its intrinsic value. In addition, certain types of investments held by the Fund may require a substantial length of time to liquidate. Furthermore, to the extent the investment strategy of the Fund relies upon a certain set of market and economic conditions and such conditions do not materialize for an extended period of time, the Fund may not be able to invest a significant portion of the proceeds. There can be no assurance that the Fund will be able to generate returns for its investors or that the returns will be commensurate with the risks of investing in the type of portfolio investments and transactions described herein.
Any information included in any of the Fund’s marketing materials regarding targeted returns for the Fund is provided as an indicator as to how the Fund will be managed and is not intended to be viewed as an indicator of likely performance returns to investors in the Fund. Any targeted return information is based upon projections, estimates and assumptions that a potential investment will yield a return equal to or greater than the target. Accordingly, there can be no assurance that the Fund’s projections, estimates or assumptions will be realized or that the Adviser will be successful in finding investment opportunities that meet these anticipated return parameters.

Debt Instruments Generally. The Fund will invest in debt and credit-related instruments. Such debt may be unsecured and structurally or contractually subordinated to substantial amounts of senior indebtedness, all or a significant portion of which may be secured. Moreover, such debt investments may not be protected by financial covenants or limitations upon additional indebtedness and there is no minimum credit rating for such debt investments. Other factors may materially and adversely affect the market price and yield of such debt investments, including investor demand, changes in the financial condition of the applicable issuer, government fiscal policy and domestic or worldwide economic conditions. Certain debt instruments in which the Fund may invest may have speculative characteristics.
Generally, speculative investments securities offer a higher return potential than higher-rated securities, but involve greater volatility of price and greater risk of loss of income and principal. The issuers of such instruments (including sovereign issuers) may face significant ongoing uncertainties and exposure to adverse conditions that may undermine the issuer’s ability to make timely payment of interest and principal. Such instruments are regarded as predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal in accordance with the terms of the obligations and involve major risk exposure to adverse conditions. In addition, an economic recession could severely disrupt the market for most of these instruments and may have an adverse impact on the value of such instruments. It also is likely that any such economic downturn could adversely affect the ability of the issuers of such instruments to repay principal and pay interest thereon and increase the incidence of default for such instruments.
Loans Risk. The loans that the Fund may invest in include loans that are first lien, second lien or that are unsecured. In addition, the loans the Fund will invest in will usually be rated below investment grade or may also be unrated (known as “junk” loans). Loans are subject to a number of risks described elsewhere in this prospectus, including credit risk, liquidity risk, below investment grade instruments risk and management risk.
Although certain loans in which the Fund may invest will be secured by collateral, there can be no assurance that such collateral could be readily liquidated or that the liquidation of such collateral would satisfy the borrower’s obligation in the event of non-payment of scheduled interest or principal. In the event of the bankruptcy or insolvency of a borrower, the Fund could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing a loan. In the event of a decline in the value of the already pledged collateral, if the terms of a loan do not require the borrower to pledge additional collateral, the Fund will be exposed to the risk that the value of the collateral will not at all times equal or exceed the amount of the borrower’s obligations under the loans. To the extent that a loan is collateralized by stock in the borrower or its subsidiaries, such stock may lose some or all of its value in the event of the bankruptcy or insolvency of the borrower. Those loans that are under-collateralized involve a greater risk of loss.
Further, there is a risk that any collateral pledged by portfolio companies in which the Fund has taken a security interest may decrease in value over time or lose its entire value, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the portfolio company to raise additional capital. To the extent the Fund’s debt investment is collateralized by the securities of a portfolio company’s subsidiaries, such securities may lose some or all of their value in the event of the bankruptcy or insolvency of the portfolio company. Also, in some circumstances, the Fund’s security interest may be contractually or structurally subordinated to claims of other creditors. In addition, deterioration in a portfolio company’s financial condition and prospects, including its inability to raise additional capital, may be accompanied by deterioration in the value of the collateral for the debt. Secured debt that is under-collateralized involves a greater risk of loss. In addition, second lien debt is granted a second priority security interest in collateral, which means that any realization of collateral will generally be applied to pay senior secured debt in full before second lien debt is paid. Consequently, the fact that debt is secured does not guarantee that the Fund will receive principal and interest payments according to the debt’s terms, or at all, or that the Fund will be able to collect on the debt should it be forced to enforce remedies.
Loans are not registered with the SEC, or any state securities commission, and are not listed on any national securities exchange. There is less readily available or reliable information about most loans than is the case for many other types of securities, including securities issued in transactions registered under the Securities Act or registered under the Exchange Act. No active trading market may exist for some loans, and some loans may be subject to restrictions on resale. A secondary market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods, which may impair the ability to realize full value and thus cause a material decline in the Fund’s NAV. In addition, the Fund may not be able to readily dispose of its loans at prices that approximate those at which the Fund could sell such loans if they were more widely-traded and, as a result of such illiquidity, the Fund may have to sell other investments or engage in borrowing transactions if necessary to raise cash to meet its obligations. During periods of limited supply and liquidity of loans, the Fund’s yield may be lower.
Some loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the loans to presently existing or future indebtedness of the borrower or take other action detrimental to lenders, including the Fund. Such court action could under certain circumstances include invalidation of loans.
If legislation of state or federal regulations impose additional requirements or restrictions on the ability of financial institutions to make loans, the availability of loans for investment by the Fund may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain borrowers. This would increase the risk of default.
If legislation or federal or state regulations require financial institutions to increase their capital requirements this may cause financial institutions to dispose of loans that are considered highly levered transactions. Such sales could result in prices that, in the opinion of the Adviser, do not represent fair value. If the Fund attempts to sell a loan at a time when a financial institution is engaging in such a sale, the price the Fund could get for the loan may be adversely affected.

The Fund may acquire loans through assignments or participations. The Fund will typically acquire loans through assignment. The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to the debt obligation; however, the purchaser’s rights can be more restricted than those of the assigning institution, and the Fund may not be able to unilaterally enforce all rights and remedies under the loan and with regard to any associated collateral.
A participation typically results in a contractual relationship only with the institution selling the participation interest, not with the borrower. Sellers of participations typically include banks, broker-dealers, other financial institutions and lending institutions. Certain participation agreements also include the option to convert the participation to a full assignment under agreed upon circumstances.
In purchasing participations, the Fund generally will have no right to enforce compliance by the borrower with the terms of the loan agreement against the borrower, and the Fund may not directly benefit from the collateral supporting the debt obligation in which it has purchased the participation. As a result, the Fund will be exposed to the credit risk of both the borrower and the institution selling the participation. Further, in purchasing participations in lending syndicates, the Fund will not be able to conduct the due diligence on the borrower or the quality of the loan with respect to which it is buying a participation that the Fund would otherwise conduct if it were investing directly in the loan, which may result in the Fund being exposed to greater credit or fraud risk with respect to the borrower or the loan than the Fund expected when initially purchasing the participation.
The Fund also may originate loans or acquire loans by participating in the initial issuance of the loan as part of a syndicate of banks and financial institutions, or receive its interest in a loan directly from the borrower.
Loan Origination. The Adviser will originate loans on behalf of the Fund. The level of analytical sophistication, both financial and legal, necessary for successful financing to companies, particularly companies experiencing significant business and financial difficulties, is high. There can be no assurance that the Adviser and the Fund will correctly evaluate the value of the assets collateralizing these loans or the prospects for successful repayment or a successful reorganization or similar action.
In accordance with Angelo Gordon’s co-investment exemptive order, the Fund’s ability to acquire loans could be dependent on the existence and performance of Angelo Gordon’s origination platform, which includes other funds managed by Angelo Gordon and enables Angelo Gordon to commit in size to multiple deals. Therefore, a decrease in Angelo Gordon’s origination platform or its inability to acquire investments suitable for the Fund could reduce or possibly eliminate the ability of the Fund to participate in certain loans within the Fund’s investment objective and would have a material adverse effect on the Fund’s performance. Other Angelo Gordon funds could be subject to certain restrictions on the types of investments they can make, and such restrictions may in effect limit the types of investments the Fund could make to the extent that the Fund is dependent on Angelo Gordon’s origination platform.
Loan origination involves a number of particular risks that may not exist in the case of secondary debt purchases. Angelo Gordon may have to rely more on its own resources to conduct due diligence of the borrower, and such borrower may in some circumstances present a higher credit risk and/or could not obtain debt financing in the syndicated markets. As a result, the diligence is likely to be more limited than the diligence conducted for a broadly syndicated transaction involving an underwriter. Loan origination may also involve additional regulatory risks given licensing requirements for certain types of lending in some jurisdictions, and the scope of these regulatory requirements (and certain permitted exemptions) may vary from jurisdiction to jurisdiction and may change from time to time. In addition, in originating loans, the Fund will compete with a broad spectrum of lenders, some of which may have greater financial resources than the Fund, and some of which may be willing to lend money on better terms (from a borrower’s standpoint) than the Fund. Increased competition for, or a diminution in the available supply of, qualifying loans may result in lower yields on such loans, which could reduce returns to the Fund. The level of analytical sophistication, both financial and legal, necessary for successful financing to companies, particularly companies experiencing significant business and financial difficulties is unusually high. There is no assurance that the Adviser will correctly evaluate the value of the assets collateralizing these loans or the prospects for successful repayment or a successful reorganization or similar action.
Given that the Fund intends to engage in originating, lending and/or servicing loans, the Fund may therefore also be subject to state and federal regulation, borrower disclosure requirements, limits on fees and interest rates on some loans, state lender licensing requirements and other regulatory requirements in the conduct of its business as they pertain to such transactions. The Fund may also be subject to consumer disclosures and substantive requirements on consumer loan terms and other federal regulatory requirements applicable to consumer lending that are administered by the Consumer Financial Protection Bureau and other applicable regulatory authorities. These state and federal regulatory programs are designed to protect borrowers.
Senior Loans. The investment objective of the Fund includes investing in senior secured loans. As such, the assets of the Fund may include first lien senior secured debt and may also include selected second lien senior secured debt, the latter of which involves a higher degree of risk of a loss of capital.
The factors affecting an issuer’s first and second lien loans, and its overall capital structure, are complex. Some first lien loans may not necessarily have priority over all other unsecured debt of an issuer. For example, some first lien loans may permit other secured obligations (such as overdrafts, swaps or other derivatives made available by members of the syndicate to the company), or involve first liens only on specified assets of an issuer (e.g., excluding real estate). Issuers of first lien loans may have multiple tranches of first lien debt outstanding, each with first liens on separate collateral, or may share first liens on the same collateral. Furthermore, liens with respect to primarily U.S. financings generally only cover U.S. assets, and non-U.S. assets are not included (other than, for example, where a borrower pledges a portion of the stock of first-tier non-U.S. subsidiaries). In the event of Chapter 11 filing by an issuer, the U.S. Bankruptcy Code authorizes the issuer to use a creditor’s collateral and to obtain additional credit by grant of a prior lien on its property, senior even to liens that were first in priority prior to the filing, as long as the issuer provides what the presiding bankruptcy judge considers to be “adequate protection,” which may, but need not always, consist of the grant of replacement or additional liens or the making of cash payments to the affected secured creditor. The imposition of prior liens on the Fund’s collateral would adversely affect the priority of the liens and claims held by the Fund and could adversely affect the Fund’s recovery on its leveraged loans.
Any secured debt is secured only to the extent of its lien and only to the extent of the value of underlying assets or incremental proceeds on already secured assets. Moreover, underlying assets are subject to credit, liquidity, and interest rate risk. Although the amount and characteristics of the underlying assets selected as collateral may allow the Fund to withstand certain assumed deficiencies in payments occasioned by the borrower’s default, if any deficiencies exceed such assumed levels or if underlying assets are sold, it is possible that the proceeds of such sale or disposition will not be sufficient to satisfy the amount of principal and interest owing to the Fund in respect of its investment.
Senior secured credit facilities are generally syndicated to a number of different financial market participants. The documentation governing such facilities typically requires either a majority consent or, in certain cases, unanimous approval for certain actions in respect of the credit, such as waivers, amendments, or the exercise of remedies. In addition, voting to accept or reject the terms of a restructuring of a credit pursuant to a Chapter 11 plan of reorganization is done on a class basis. As a result of these voting regimes, the Fund may not have the ability to control any decision in respect of any amendment, waiver, exercise of remedies, restructuring or reorganization of debts owed to the Fund.
Senior secured loans are also subject to other risks, including:

(i)    the possible invalidation of a debt or lien as a “fraudulent conveyance”;
(ii)    the recovery as a “preference” of liens perfected or payments made on account of a debt in the 90 days before a bankruptcy filing;
(iii)    equitable subordination claims by other creditors;
(iv)    “lender liability” claims by the portfolio company of the obligations; and
(v)    environmental and/or other liabilities that may arise with respect to collateral securing the obligations.
Decisions in bankruptcy cases have held that a secondary loan market assignee can be denied a recovery from the debtor in a bankruptcy if a prior holder of the loans either received and does not return a preference or fraudulent conveyance, or if such prior holder engaged in conduct that would qualify for equitable subordination.
The Fund’s investments may be subject to early redemption features, refinancing options, pre-payment options or similar provisions that, in each case, could result in the portfolio company repaying the principal on an obligation held by the Fund earlier than expected. As a consequence, the Fund’s ability to achieve its investment objective may be adversely affected.
These risks are magnified for stretch senior loans. Stretch senior loans are senior loans that have a greater loan-to-value ratio than traditional senior loans and typically carry a higher interest rate to compensate for the additional risk. Because stretch senior loans have a greater loan-to-value ratio, there is potentially less over-collateralization available to cover the entire principal of the stretch senior loan.
Equity Investments. We may make investments in common and other equity securities. Although common stock has historically generated higher average total returns than fixed income securities over the long term, common stock also has experienced significantly more volatility in those returns. The equity securities we acquire may fail to appreciate and may decline in value or become worthless, and our ability to recover our investment will depend on our portfolio company’s success. Investments in equity securities involve a number of significant risks. While there are many types of equity securities, prices of all equity securities will fluctuate. Any equity investment we make in a portfolio company could be subject to further dilution as a result of the issuance of additional equity interests and to serious risks as a junior security that will be subordinate to all indebtedness (including trade creditors) or other senior securities in the event that the issuer is unable to meet its obligations or becomes subject to a bankruptcy process. To the extent that the portfolio company requires additional capital and is unable to obtain it, we may not recover our investment. In some cases, equity securities in which we invest will not pay current dividends, and our ability to realize a return on our investment, as well as to recover our investment, will be dependent on the success of the portfolio company.
We may invest, to the extent permitted by law, in the equity securities of investment funds that are operating pursuant to the exceptions set forth in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act and, to the extent we so invest, will bear our ratable share of any such company’s expenses, including management and performance fees. We will also remain obligated to pay the management fee and incentive fee to the Adviser with respect to the assets invested in the securities and instruments of such companies. With respect to each of these investments, each of our common shareholders will bear his or her share of the management fee and incentive fee due to the Adviser as well as indirectly bearing the management and performance fees and other expenses of any such investment funds or advisers.
Preferred Securities. Investments in preferred securities involve certain risks. Certain preferred securities contain provisions that allow an issuer under certain conditions to skip or defer distributions. If the Fund owns a preferred security that is deferring its distribution, the Fund may be required to include the amount of the deferred distribution in its taxable income for tax purposes although it does not currently receive such amount in cash. In order to receive the special treatment accorded to RICs and their shareholders under the Code and to avoid U.S. federal income and/or excise taxes at the Fund level, the Fund may be required to distribute this income to shareholders in the tax year in which the income is recognized (without a corresponding receipt of cash).

Therefore, the Fund may be required to pay out as an income distribution in any such tax year an amount greater than the total amount of cash income the Fund actually received, and to sell portfolio securities, including at potentially disadvantageous times or prices, to obtain cash needed for these income distributions. Preferred securities often are subject to legal provisions that allow for redemption in the event of certain tax or legal changes or at the issuer’s call. In the event of redemption, the Fund may not be able to reinvest the proceeds at comparable rates of return. Preferred securities are subordinated to bonds and other debt securities in an issuer’s capital structure in terms of priority for corporate income and liquidation payments, and therefore will be subject to greater credit risk than those debt securities. Preferred securities may trade less frequently and in a more limited volume and may be subject to more abrupt or erratic price movements than many other securities, such as common stocks, corporate debt securities and U.S. government securities.
Non-U.S. Securities. We may invest in non-U.S. securities, which may include securities denominated in U.S. dollars or in non-U.S. currencies, to the extent permitted by the 1940 Act. Because evidence of ownership of such securities usually is held outside the United States, we would be subject to additional risks if we invested in non-U.S. securities, which include possible adverse political and economic developments, seizure or nationalization of foreign deposits and adoption of governmental restrictions, which might adversely affect or restrict the payment of principal and interest on the non-U.S. securities to shareholders located outside the country of the issuer, whether from currency blockage or otherwise. Because non-U.S. securities may be purchased with and payable in foreign currencies, the value of these assets as measured in U.S. dollars may be affected unfavorably by changes in currency rates and exchange control regulations.
Subordinated Debt. Our subordinated debt investments will generally rank junior in priority of payment to senior debt and will generally be unsecured. This may result in a heightened level of risk and volatility or a loss of principal, which could lead to the loss of the entire investment. These investments may involve additional risks that could adversely affect our investment returns. To the extent interest payments associated with such debt are deferred, such debt may be subject to greater fluctuations in valuations, and such debt could subject us and our shareholders to non-cash income. Because we will not receive any principal repayments prior to the maturity of some of our subordinated debt investments, such investments will be of greater risk than amortizing loans.
Below Investment Grade Risk. In addition, we intend to invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be difficult to value and illiquid. The major risks of below investment grade securities include:
•    Below investment grade securities may be issued by less creditworthy issuers. Issuers of below investment grade securities may have a larger amount of outstanding debt relative to their assets than issuers of investment grade securities. In the event of an issuer’s bankruptcy, claims of other creditors may have priority over the claims of holders of below investment grade securities, leaving few or no assets available to repay holders of below investment grade securities.
•    Prices of below investment grade securities are subject to extreme price fluctuations. Adverse changes in an issuer’s industry and general economic conditions may have a greater impact on the prices of below investment grade securities than on other higher-rated fixed-income securities.
•    Issuers of below investment grade securities may be unable to meet their interest or principal payment obligations because of an economic downturn, specific issuer developments or the unavailability of additional financing.
•    Below investment grade securities frequently have redemption features that permit an issuer to repurchase the security from us before it matures. If the issuer redeems below investment grade securities, we may have to invest the proceeds in securities with lower yields and may lose income.

•    Below investment grade securities may be less liquid than higher-rated fixed-income securities, even under normal economic conditions. There are fewer dealers in the below investment grade securities market, and there may be significant differences in the prices quoted by the dealers. Judgment may play a greater role in valuing these securities and we may be unable to sell these securities at an advantageous time or price.
•    We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting issuer.
The credit rating of a high-yield security does not necessarily address its market value risk. Ratings and market value may change from time to time, positively or negatively, to reflect new developments regarding the issuer.
Junior, Unsecured Securities. Our strategy may entail acquiring securities that are junior or unsecured instruments. While this approach can facilitate obtaining control and then adding value through active management, it also means that certain of the Fund’s investments may be unsecured. If a portfolio company becomes financially distressed or insolvent and does not successfully reorganize, we will have no assurance (compared to those distressed securities investors that acquire only fully collateralized positions) that we will recover any of the principal that we have invested. Similarly, investments in “last out” pieces of unitranche loans will be similar to second lien loans in that such investments will be junior in priority to the “first out” piece of the same unitranche loan with respect to payment of principal, interest and other amounts. Consequently, the fact that debt is secured does not guarantee that we will receive principal and interest payments according to the debt’s terms, or at all, or that we will be able to collect on the debt should it be forced to enforce its remedies.
While such junior or unsecured investments may benefit from the same or similar financial and other covenants as those enjoyed by the indebtedness ranking more senior to such investments and may benefit from cross-default provisions and security over the issuer’s assets, some or all of such terms may not be part of particular investments. Moreover, our ability to influence an issuer’s affairs, especially during periods of financial distress or following insolvency, is likely to be substantially less than that of senior creditors. For example, under typical subordination terms, senior creditors are able to block the acceleration of the junior debt or the exercise by junior debt holders of other rights they may have as creditors. Accordingly, we may not be able to take steps to protect investments in a timely manner or at all, and there can be no assurance that our rate of return objectives or any particular investment will be achieved. In addition, the debt securities in which we will invest may not be protected by financial covenants or limitations upon additional indebtedness, may have limited liquidity and are not expected to be rated by a credit rating agency.
Early repayments of our investments may have a material adverse effect on our investment objectives. In addition, depending on fluctuations of the equity markets and other factors, warrants and other equity investments may become worthless.
There can be no assurance that attempts to provide downside protection through contractual or structural terms with respect to our investments will achieve their desired effect and potential investors should regard an investment in us as being speculative and having a high degree of risk. Furthermore, we have limited flexibility to negotiate terms when purchasing newly issued investments in connection with a syndication of mezzanine or certain other junior or subordinated investments or in the secondary market.
“Covenant-lite” Obligations. We may invest in, or obtain exposure to, obligations that may be “covenant- lite,” which means such obligations lack certain financial maintenance covenants. While these loans may still contain other collateral protections, a covenant-lite loan may carry more risk than a covenant-heavy loan made by the same borrower, as it does not require the borrower to provide affirmation that certain specific financial tests have been satisfied on a routine basis as is required under a covenant-heavy loan agreement. Should a loan we hold begin to deteriorate in quality, our ability to negotiate with the borrower may be delayed under a covenant-lite loan compared to a loan with full maintenance covenants. This may in turn delay our ability to seek to recover its investment.
Bridge Financings. From time to time, we may lend to portfolio companies on a short-term, unsecured basis or otherwise invest on an interim basis in portfolio companies in anticipation of a future issuance of equity or long-term debt securities or other refinancing or syndication. Such bridge loans would typically be convertible into a more permanent, long-term security; however, for reasons not always in the Fund’s control, such long-term securities issuance or other refinancing or syndication may not occur and such bridge loans and interim investments may remain outstanding. In such event, the interest rate on such loans or the terms of such interim investments may not adequately reflect the risk associated with the position taken by the Fund.
Distressed Investments; Restructurings. The Fund may make investments in companies that subsequently become distressed (e.g., defaulted, out-of-favor or distressed bank loans and debt securities). Certain of the Fund’s investments may, therefore, include specific investments in companies that become highly leveraged with significant burdens on cash flow, and, therefore, involve a high degree of financial risk. Portfolio companies may be facing liquidity challenges due to debt maturities, covenant violations, cyclical challenges or imminent bankruptcy, or they need financing in order to exit bankruptcy. The Fund’s investments may be considered speculative and subject to a high degree of risk, and the ability of the relevant portfolio companies to pay their debts on schedule could be adversely affected by interest rate movements, changes in the general economic climate or the economic factors affecting a particular industry, or specific developments within such companies. Investments in companies operating in workout or bankruptcy modes also present additional legal risks, including fraudulent conveyance, voidable preference and equitable subordination risks. The level of analytical sophistication, both financial and legal, necessary for successful investment in companies experiencing significant business and financial difficulties is unusually high. There is no assurance that the Adviser will correctly evaluate the value of the assets collateralizing the Fund’s loans or the prospects for a successful reorganization or similar action.
Distressed/Defaulted Securities. The Fund may invest in the securities of companies that subsequently become involved in bankruptcy proceedings, reorganizations or financial restructurings, and that may face pending covenant violations or significant debt maturities. In such a case, the Fund may have a more active participation in the affairs of such portfolio companies than is generally assumed by an investor. Such investments could, in certain circumstances, subject the Fund to certain additional potential liabilities, which may exceed the value of the Fund’s original investment therein. For example, under certain circumstances, a lender who has inappropriately exercised control over the management and policies of a debtor may have its claims subordinated or disallowed or may be found liable for damages suffered by parties as a result of such actions. Furthermore, such investments could also subject the Fund to litigation risks or prevent the Fund from disposing of securities. In any reorganization or liquidation proceeding relating to a portfolio company or an investment, the Fund may lose its entire investment, may be required to accept cash or securities with a value less than the Fund’s original investment and/or may be required to accept payment over an extended period of time. In addition, under certain circumstances, payments to the Fund and the related distributions by the Fund to the shareholders may be reclaimed if any such payment or distribution is later determined to have been a fraudulent conveyance, preferential payment, or similar transaction under applicable bankruptcy and insolvency laws. As more fully discussed below, in a bankruptcy or other proceeding, the Fund as a creditor may be unable to enforce its rights in any collateral or may have its security interest in any collateral challenged or disallowed, and its claims may be subordinated to the claims of other creditors.
The market for distressed securities is expected to be less liquid than the market for securities of companies that are not distressed. A substantial length of time may be required to liquidate investments in securities that become distressed. Furthermore, at times, a major portion of an issue of distressed securities may be held by relatively few investors, and the market may be limited to a narrow range of potential counterparties, such as other financial institutions. Under adverse market or economic conditions or in the event of adverse changes in the financial condition of the portfolio companies, the Fund may find it more difficult to sell such securities when the Adviser believes it advisable to do so or may only be able to sell such securities at a loss. The Fund may also find it more difficult to determine the fair market value of distressed securities for the purpose of computing the Fund’s net asset value. In some cases, the Fund may be prohibited by contract from selling investments for a period of time.

Non-Performing Debt. Certain debt instruments that the Fund may invest in may be or become nonperforming and possibly in default. The obligor or relevant guarantor may also be in or enter bankruptcy or liquidation. There can be no assurance as to the amount and timing of payments, if any, with respect to any such debt instruments.
Loans may become non-performing for a variety of reasons and borrowers on loans constituting the Fund’s assets may seek the protection afforded by bankruptcy, insolvency and other debtor relief laws. Upon a bankruptcy filing in a U.S. Bankruptcy Court by an issuer of debt, the U.S. Bankruptcy Code imposes an automatic stay on payments of such issuer’s pre-petition debt. A stay on payments to be made on the assets of the Fund could adversely affect the value of those assets and the Fund itself. Other protections in such proceedings may include forgiveness of debt, the ability to create super-priority liens in favor of certain creditors of the debtor and certain well-defined claims procedures. Non-performing debt obligations may require substantial workout negotiations, restructuring or bankruptcy filings that may entail a substantial reduction in the interest rate, deferral of payments and/or a substantial write-down of the principal of a loan or conversion of some or all of the debt to equity. Insolvency laws may, in certain jurisdictions, result in a restructuring of the debt without the Fund’s consent under the “cramdown” provisions of applicable insolvency laws and may also result in a discharge of all or part of the debt without payment to the Fund. If a portfolio company were to file for Chapter 11 reorganization, the U.S. Bankruptcy Code authorizes the issuer to restructure the terms of repayment of a class of debt, even if the class fails to accept the restructuring, as long as the restructured terms are “fair and equitable” to the class and certain other conditions are met.
Such non-performing instruments or loans may also require a substantial amount of workout negotiations or restructuring, which may entail, among other things, a substantial reduction in the interest rate and a substantial writedown of principal. It is possible that the Fund may find it necessary or desirable to foreclose on collateral securing one or more loans purchased by the Fund. The foreclosure process varies jurisdiction by jurisdiction and can be lengthy and expensive. Borrowers often resist foreclosure actions, which often prolongs and complicates an already difficult and time-consuming process. In some states or other jurisdictions, foreclosure actions can take up to several years or more to conclude. During the foreclosure proceedings, a borrower may have the ability to file for bankruptcy, potentially staying the foreclosure action and further delaying the foreclosure process. Foreclosure litigation tends to create a negative public image of the collateral assets and may result in disrupting ongoing management of the company. There can be no assurance as to the amount and timing of payments, if any, with respect to any such debt instruments.
Nature of Mezzanine Debt and Other Junior Unsecured Securities. The Fund’s strategy may include acquiring mezzanine debt, which generally will be unrated or have ratings or implied or imputed ratings below investment grade, as well as loans or securities that are junior, unsecured, equity or quasi-equity instruments. Mezzanine debt or securities are generally unsecured and/or subordinated to other obligations of the portfolio company, and tend to have greater credit and liquidity risk than that typically associated with investment grade corporate obligations. The risks associated with mezzanine debt or equity investments include a greater possibility that adverse changes in the financial condition of the obligor or in general economic conditions may adversely affect the obligor’s ability to pay principal and interest on its debt. Many obligors on mezzanine debt or equity investments are highly leveraged. As such, specific developments affecting such obligors, such as reduced cash flow from operations or the inability to refinance debt at maturity, may also adversely affect such obligors’ ability to meet debt service obligations. Mezzanine debt or equity instruments are often issued in connection with leveraged acquisitions or recapitalizations in which the portfolio companies incur a substantially higher amount of indebtedness than the level at which they had previously operated.
Default rates for mezzanine debt and other junior unsecured securities have historically been higher than such rates for investment grade securities. If the Fund makes an investment that is not secured by collateral and if the portfolio company in question does not successfully reorganize, the Fund will have no assurance (as compared to those distressed securities investors that acquire only fully collateralized positions) that it will recover any of the principal that it has invested. While junior, unsecured, equity or quasi-equity investments may benefit from the same or similar financial and other covenants as those enjoyed by the indebtedness ranking more senior to such investments and may benefit from cross-default provisions and security over the portfolio company’s assets, some or all of such terms may not be part of the particular investments. Moreover, the ability of the Fund to influence a portfolio company’s affairs, especially during periods of financial distress or following insolvency, is likely to be substantially less than that of senior creditors. For example, under typical subordination terms, senior creditors are able to block the acceleration of the junior debt or the exercise by junior debt holders of other rights they may have as creditors. Accordingly, the Fund may not be able to take steps to protect its investments in a timely manner or at all and there can be no assurance that the return objectives of the Fund or any particular investment will be achieved. In addition, the debt securities in which the Fund may invest may not be protected by financial covenants or limitations upon additional indebtedness, may have limited liquidity and are not expected to be rated by a credit rating agency.
Convertible Securities. Convertible securities are bonds, debentures, notes, preferred stocks or other securities that may be converted into or exchanged for a specified amount of common stock of the same or different portfolio company within a particular period of time at a specified price or formula. A convertible security entitles its holder to receive interest that is generally paid or accrued on debt or a dividend that is paid or accrued on preferred stock, in each case, until the convertible security matures or is redeemed, converted or exchanged. Convertible securities have unique investment characteristics in that they generally (i) have higher yields than common stocks, but lower yields than comparable non-convertible securities, (ii) are less subject to fluctuation in value than the underlying common stock due to their fixed-income characteristics and (iii) provide the potential for capital appreciation if the market price of the underlying common stock increases.
The value of a convertible security is a function of its “investment value” (determined by its yield in comparison with the yields of other securities of comparable maturity and quality that do not have a conversion privilege) and its “conversion value” (the security’s worth, at market value, if converted into the underlying common stock). The investment value of a convertible security is influenced by changes in interest rates, with investment value declining as interest rates increase and increasing as interest rates decline. The credit standing of the portfolio company and other factors may also have an effect on the convertible security’s investment value. The conversion value of a convertible security is determined by the market price of the underlying common stock. If the conversion value is low relative to the investment value, the price of the convertible security is governed principally by its investment value. To the extent the market price of the underlying common stock approaches or exceeds the conversion price, the price of the convertible security will be increasingly influenced by its conversion value. A convertible security generally will sell at a premium over its conversion value by the extent to which investors place value on the right to acquire the underlying common stock while holding a fixed-income security. Generally, the amount of the premium decreases as the convertible security approaches maturity.
A convertible security may be subject to redemption at the option of the portfolio company at a price established in the convertible security’s governing instrument. If a convertible security held by the Fund is called for redemption, the Fund will be required to permit the portfolio company to redeem the security, convert it into the underlying common stock or sell it to a third party. Any of these actions could have an adverse effect on the Fund’s ability to achieve its investment objective.
Price declines in the medium-sized U.S. corporate debt market may adversely affect the fair value of our portfolio, reducing our NAV through increased net unrealized depreciation.
Conditions in the medium-sized U.S. corporate debt market may deteriorate, as seen during the recent financial crisis related to COVID-19, which may cause pricing levels to similarly decline or be volatile. As a result, our NAV could decline through an increase in unrealized depreciation and incurrence of realized losses in connection with the sale of our investments, which could have a material adverse impact on our business, financial condition and results of operations.
Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies.
Our portfolio companies may have, or may be permitted to incur, other debt that ranks equally with, or senior to, the debt in which we invest. By their terms, such debt instruments may entitle the holders to receive payment of interest or principal on or before the dates on which we are entitled to receive payments with respect to the debt instruments in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any proceeds. After repaying such senior creditors, such portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equally with debt instruments in which we invest, we would have to share on an equal basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company and our portfolio company may not have sufficient assets to pay all equally ranking credit even if we hold senior, first-lien debt.
There could be circumstances in which the Fund may not be able to control the modification, waiver or amendment of the terms and conditions of a loan agreement if a sufficient number of the other lenders act contrary to the Fund’s preferences.
The terms and conditions of loan agreements and related assignments may be amended, modified or waived only by the agreement of the lenders. Generally, any such agreement must include a majority or a supermajority (measured by outstanding loans or commitments) or, in certain circumstances, a unanimous vote of the lenders. The Fund and the Adviser would be expected to have the authority to negotiate any amendments or modifications to the applicable agreements related to our loan investments, but even where they do not have any such authority, they may have the authority to give or withhold consent to amendments or modifications initiated and negotiated by portfolio companies or other lenders. Consequently, there could be circumstances in which the Fund may not be able to control the modification, waiver or amendment of the terms and conditions of a loan agreement if a sufficient number of the other lenders act contrary to the Fund’s preferences. If the Fund invests or holds an investment through participation interests or derivative securities rather than directly, it is possible that the Fund may not be entitled to vote on any such adjustment of terms of such agreements.
The exercise of remedies may also be subject to the vote of a specified percentage of the lenders thereunder. The Adviser will have the authority to cause the Fund to consent to certain amendments, waivers or modifications to the investments requested by obligors or the lead agents for loan syndication agreements. The Fund may, in accordance with its investment objectives and policies, extend or defer the maturity, adjust the outstanding balance of any investment, reduce or forgive interest or fees, release material collateral or guarantees, or otherwise amend, modify or waive the terms of any related loan agreement, including the payment terms thereunder. The Fund will make such determinations in accordance with its investment objectives and policies. Any amendment, waiver or modification of an investment could adversely impact the Fund’s investment returns.
There may be circumstances where our debt investments could be subordinated to claims of other creditors or we could be subject to lender liability claims.
If one of our portfolio companies were to file for bankruptcy, depending on the facts and circumstances, including the extent to which we actually provided managerial assistance to that portfolio company, a bankruptcy court might re-characterize our debt investment and subordinate all or a portion of our claim to that of other creditors. We may also be subject to lender liability claims for actions taken by us with respect to a borrower’s business or instances where we exercise control over the borrower.
In recent years, a number of judicial decisions in the United States have upheld the right of borrowers to sue lending institutions on the basis of various evolving legal theories (collectively termed “lender liability”). Generally, lender liability is founded upon the premise that an institutional lender has violated a duty (whether implied or contractual) of good faith and fair dealing owed to a borrower or has assumed a degree of control over the borrower resulting in a creation of a fiduciary duty owed to the borrower or its other creditors or shareholders. Because of the nature of certain of the Fund’s investments, the Fund could be subject to allegations of lender liability.
In addition, under common law principles that in some cases form the basis for lender liability claims, if a lender or bondholder:
(i)    intentionally takes an action that results in the undercapitalization of a borrower to the detriment of other creditors of such borrower,
(ii)    engages in other inequitable conduct to the detriment of such other creditors,
(iii)    engages in fraud with respect to, or makes misrepresentations to, such other creditors, or
(iv)    uses its influence as a stockholder to dominate or control a borrower to the detriment of other creditors of such borrower, a court may elect to subordinate the claim of the offending lender or bondholder to the claims of the disadvantaged creditor or creditors, a remedy called “equitable subordination.”
The Fund does not intend to engage in conduct that would form the basis for a successful cause of action based upon the equitable subordination doctrine. However, because of the nature of certain of the Fund’s investments, the Fund may be subject to claims from creditors of an obligor that debt obligations of which are held by the Fund should be equitably subordinated.
The preceding discussion regarding lender liability is based upon principles of U.S. federal and state laws. With respect to the Fund’s investments outside the United States, the laws of certain non-U.S. jurisdictions may also impose liability upon lenders or bondholders under factual circumstances similar to those described above, with consequences that may or may not be analogous to those described above under U.S. federal and state laws.
We generally will not control our portfolio companies and, due to the illiquid nature of our holdings in our portfolio companies, we may not be able to dispose of our interests in our portfolio companies.
We do not expect to control most of our portfolio companies, even though we may have board representation or board observation rights, and our debt agreements with such portfolio companies may contain certain restrictive covenants. As a result, we are subject to the risk that a portfolio company in which we invest may make business decisions with which we disagree and the management of such company, as representatives of the holders of the portfolio company’s common equity, may take risks or otherwise act in ways that do not serve our interests as debt investors. Due to the lack of liquidity for our investments, we may not be able to dispose of our interests in portfolio companies as readily as we would like or at an appropriate valuation. As a result, a portfolio company may make decisions that could decrease the value of our portfolio holdings.
We will be exposed to risks associated with changes in interest rates.
General interest rate fluctuations may have a substantial negative impact on our investments and investment opportunities and, accordingly, may have a material adverse effect on our ability to achieve our investment objective and the targeted rate of return on invested capital. Because we may borrow money to make investments, our net investment income will depend, in part, upon the difference between the rate at which we may borrow funds and the rate at which we may invest these funds. As a result, there can be no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income.
Our debt investments may be based on floating interest rates, such as SOFR, the Euro Interbank Offered Rate (“EURIBOR”), the Federal Funds Rate or the Prime Rate, that reset on a periodic basis, and that many of our investments will be subject to interest rate floors. A reduction in the interest rates on new investments relative to interest rates on current investments could have an adverse impact on our net investment income, which also could be negatively impacted by our borrowers making prepayments on their loans. On the other hand, an increase in interest rates could increase the interest repayment obligations of our borrowers and result in challenges to their financial performance and ability to repay their obligations. In addition, our cost of funds likely will increase because the interest rates on the majority of amounts we may borrow are likely to be floating, which could reduce our net investment income to the extent any debt investments have fixed interest rates, and the interest rate on investments with an interest rate floor will not increase until interest rates exceed the applicable floor.
Trading prices for debt that pays a fixed rate of return tend to fall as interest rates rise. Trading prices tend to fluctuate more for fixed-rate securities that have longer maturities. Moreover, an increase in interest rates available to investors could make investment in our Common Shares less attractive if we are not able to increase our dividend rate, which could reduce the value of our Common Shares. Federal Reserve policy, including with respect to certain interest rates and the decision to end its quantitative easing policy, may also adversely affect the value, volatility and liquidity of dividend- and interest-paying securities. Market volatility, rising interest rates and/or a return to unfavorable economic conditions could adversely affect our business.
We may enter into certain hedging transactions, such as interest rate swap agreements, in an effort to mitigate our exposure to adverse fluctuations in interest rates and we may increase our floating rate investments to position the portfolio for rate increases. However, we cannot assure you that such transactions will be successful in mitigating our exposure to interest rate risk or if we will enter into such interest rate hedges. Hedging transactions may also limit our ability to participate in the benefits of lower interest rates with respect to our portfolio investments. See “Risk Factors—Risks Related to Our Investments—We may acquire various financial instruments for purposes of “hedging” or reducing our risks, which may be costly and ineffective and could reduce our cash available for distribution to our shareholders.”

While we typically expect our investments to have maturities between three and five years, we do not have a policy governing the maturities of our investments. This means that, if the maturities of our investments vary from our general expectation, we may be subject to greater risk (other things being equal) than a fund invested solely in shorter-term securities. A decline in the prices of the debt we own could adversely affect our net asset value.
To the extent that we make floating rate debt investments, a rise in the general level of interest rates would lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates may result in an increase in the amount of the incentive fee payable to the Adviser.
Any inaccuracy, incompleteness or breach of covenants by a portfolio company may adversely affect the valuation of the collateral underlying the loans or the ability of the lenders to perfect or effectuate a lien on the collateral securing the loan or the Fund’s ability to otherwise realize on or avoid losses in respect of the investment.
The Fund will seek to make or acquire portfolio investments having structural, covenant and other contractual terms providing adequate downside protection, but there can be no assurance that such attempts to provide downside protection with respect to its investments will achieve their desired effect, and, accordingly, potential investors should regard an investment in the Fund as being speculative and having a high degree of risk. For example, there is the possibility, in making or acquiring a loan or other investment, of material misrepresentation or omission on the part of the portfolio investment seller, the portfolio company, a borrower or other credit support providers, or breach of covenant by any such parties. Such inaccuracy or incompleteness or breach of covenants may adversely affect the valuation of the collateral underlying the loans or the ability of the lenders or the Fund to perfect or effectuate a lien on the collateral securing the loan or the Fund’s ability to otherwise realize on or avoid losses in respect of the investment. The Fund will rely upon the accuracy and completeness of representations made by any such parties to the extent reasonable, but cannot guarantee such accuracy or completeness. Under certain circumstances, payments to the Fund may be reclaimed if any such payment or distribution is later determined to have been a fraudulent conveyance or a preferential payment.
Second priority liens on collateral securing debt investments that we make to our portfolio companies may be subject to control by senior creditors with first priority liens. If there is a default, the value of the collateral may not be sufficient to repay in full both the first priority creditors and us.
Certain debt investments that we make to portfolio companies may be secured on a second priority basis by the same collateral securing first priority debt of such companies. The first priority liens on the collateral will secure the portfolio company’s obligations under any outstanding senior debt and may secure certain other future debt that may be permitted to be incurred by the company under the agreements governing the loans. The holders of obligations secured by the first priority liens on the collateral will generally control the liquidation of, and be entitled to receive proceeds from, any realization of the collateral to repay their obligations in full before us. In addition, the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from the sale or sales of all of the collateral would be sufficient to satisfy the debt obligations secured by the second priority liens after payment in full of all obligations secured by the first priority liens on the collateral. If such proceeds are not sufficient to repay amounts outstanding under the debt obligations secured by the second priority liens, then we, to the extent not repaid from the proceeds of the sale of the collateral, will only have an unsecured claim against the company’s remaining assets, if any.
The rights we may have with respect to the collateral securing the debt investments we make to our portfolio companies with senior debt outstanding may also be limited pursuant to the terms of one or more intercreditor agreements that we enter into with the holders of senior debt. Under such an intercreditor agreement, at any time that obligations that have the benefit of the first priority liens are outstanding, any of the following actions that may be taken in respect of the collateral will be at the direction of the holders of the obligations secured by the first priority liens: the ability to cause the commencement of enforcement proceedings against the collateral; the ability to control the conduct of such proceedings; the approval of amendments to collateral documents; releases of liens on the collateral; and waivers of past defaults under collateral documents. We may not have the ability to control or direct such actions, even if our rights are adversely affected.
We may also make unsecured debt investments in portfolio companies, meaning that such investments will not benefit from any interest in collateral of such companies. Liens on such portfolio companies’ collateral, if any, will secure the portfolio company’s obligations under its outstanding secured debt and may secure certain future debt that is permitted to be incurred by the portfolio company under its secured debt agreements. The holders of obligations secured by such liens will generally control the liquidation of, and be entitled to receive proceeds from, any realization of such collateral to repay their obligations in full before we are so entitled. In addition, the value of such collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from sales of such collateral would be sufficient to satisfy its unsecured debt obligations after payment in full of all secured debt obligations. If such proceeds were not sufficient to repay the outstanding secured debt obligations, then its unsecured claims would rank equally with the unpaid portion of such secured creditors’ claims against the portfolio company’s remaining assets, if any.
The portfolio investments in which the Fund invests and Angelo Gordon’s portfolio companies will be subject to various laws for the protection of creditors in the jurisdictions of the portfolio companies concerned.
Differences in law may adversely affect the rights of the Fund as a lender with respect to other creditors. Additionally, the Fund, as a creditor, may experience less favorable treatment under different insolvency regimes than those that apply in the United States, including in cases where the Fund seeks to enforce any security it may hold as a creditor.

Limited amortization requirements may extend the expected weighted average life of the investment.
The Fund may invest in loans that have limited mandatory amortization requirements. While these loans may obligate a portfolio company to repay the loan out of asset sale proceeds or with annual excess cash flow, repayment requirements may be subject to substantial limitations that would allow a portfolio company to retain such asset sale proceeds or cash flow, thereby extending the expected weighted average life of the investment. In addition, a low level of amortization of any debt over the life of the investment may increase the risk that the portfolio company will not be able to repay or refinance the loans held by the Fund when it matures.
Economic recessions or downturns could impair our portfolio companies and adversely affect our operating results.
The companies in which we intend to invest may be susceptible to economic slowdowns or recessions and may be unable to repay our debt investments during these periods. Recent inflationary pressure and rising interest rates have and may continue to disrupt economic markets. In the past, instability in the global capital markets resulted in disruptions in liquidity in the debt capital markets, significant write-offs in the financial services sector, the re-pricing of credit risk in the broadly syndicated credit market and the failure of major domestic and international financial institutions. In particular, in past periods of instability, the financial services sector was negatively impacted by significant write-offs as the value of the assets held by financial firms declined, impairing their capital positions and abilities to lend and invest. In addition, continued uncertainty surrounding the implementation of trade deals between Britain and the European Union following the United Kingdom’s exit from the European Union and uncertainty between the United States and other countries, including China, with respect to trade policies, treaties, and tariffs, among other factors, have caused disruption in the global markets. There can be no assurance that market conditions will not worsen in the future.
In an economic downturn, we may have non-performing assets or non-performing assets are likely to increase, and the value of our portfolio is likely to decrease during these periods. Adverse economic conditions may also decrease the value of any collateral securing our senior secured debt. A prolonged recession may further decrease the value of such collateral and result in losses of value in our portfolio and a decrease in our revenues, net income and NAV. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us on terms we deem acceptable. These events could prevent us from making or increasing investments and adversely affect our operating results.
Our ability to successfully implement the Fund’s strategy is dependent in part on the extent of market dislocation impacting the global credit markets.
Implementation of the Fund’s investment strategy will depend, in part, on the extent to which the global credit markets continue to experience disruption, liquidity shortages and financial instability. Prolonged disruption may prevent the Fund from advantageously realizing on or disposing of its investments. A further economic down-turn could adversely affect the financial resources and credit quality of the underlying portfolio companies of any debt instruments in which the Fund may invest and result in the inability of such borrowers to make principal and interest payments on, or refinance, outstanding debt when due. In the event of such defaults, the Fund may suffer a partial or total loss of capital invested in such companies, which would, in turn, have an adverse effect on the Fund’s returns. Any such defaults may have an adverse effect on the Fund’s investments. Such marketplace events also may restrict the ability of the Fund to sell or liquidate investments at favorable times or for favorable prices (although such marketplace events may not foreclose the Fund’s ability to hold such investments until maturity). Further, the Fund’s investment strategy may be impacted in part by changes in the conditions in the global financial markets generally and credit markets specifically. In the event of a further market deterioration, the value of the Fund’s investments may not appreciate as projected or may suffer a loss.
A covenant breach or other default by our portfolio companies may adversely affect our operating results.
A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its loans and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize a portfolio company’s ability to meet its obligations under the debt or equity securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting portfolio company. In addition, lenders in certain cases can be subject to lender liability claims for actions taken by them when they become too involved in the borrower’s business or exercise control over a borrower. It is possible that we could become subject to a lender’s liability claim, including as a result of actions taken if we render significant managerial assistance to the borrower. Furthermore, if one of our portfolio companies were to file for bankruptcy protection, a bankruptcy court might re-characterize our debt holding and subordinate all or a portion of our claim to claims of other creditors, even though we may have structured our investment as senior secured debt. The likelihood of such a re-characterization would depend on the facts and circumstances, including the extent to which we provided managerial assistance to that portfolio company.
Our portfolio companies may be highly leveraged.
Some of our portfolio companies may be highly leveraged, which may have adverse consequences to these companies and to us as an investor. These companies may be subject to restrictive financial and operating covenants and the leverage may impair these companies’ ability to finance their future operations and capital needs. As a result, these companies’ flexibility to respond to changing business and economic conditions and to take advantage of business opportunities may be limited. Further, a leveraged company’s income and net assets will tend to increase or decrease at a greater rate than if borrowed money were not used.

Risks related to potential failure to make follow-on investments in our portfolio companies.
Following an initial investment in a portfolio company, we may make additional investments in that portfolio company as “follow-on” investments in order to, among other reasons:
•    increase or maintain in whole or in part our equity ownership percentage;
•    exercise warrants, options or convertible securities that were acquired in the original or subsequent financing; or
•    attempt to preserve or enhance the value of our investment.
We will have the discretion to make any follow-on investments, subject to the availability of capital resources, and we may elect not to make follow-on investments or otherwise lack sufficient funds to make such investments. The failure to make follow-on investments may, in some circumstances, jeopardize the continued viability of a portfolio company and our initial investment, or may result in a missed opportunity for us to increase our participation in a successful operation. Even if we have sufficient capital to make a desired follow-on investment, we may elect not to make a follow-on investment because we may not want to increase our concentration of risk, we prefer other investment opportunities or we are inhibited by compliance with BDC or RIC status requirements, including the maintenance of such statuses.
We may not realize gains from our equity investments.
Certain investments that we may make could include warrants or other equity securities. In addition, we may make direct equity investments in portfolio companies. Our goal is ultimately to realize gains upon our disposition of such equity interests. However, the equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience. We also may be unable to realize any value if a portfolio company does not have a liquidity event, such as a sale of the business, recapitalization or public offering, which would allow us to sell the underlying equity interests. We intend to seek puts or similar rights to give us the right to sell our equity securities back to the portfolio company issuer. We may be unable to exercise these put rights for the consideration provided in our investment documents if the issuer is in financial distress.
An investment strategy focused primarily on privately-held companies presents certain challenges, including, but not limited to, the lack of available information about these companies.
We invest primarily in privately-held companies, including making loans to such private companies. Investments in private companies pose significantly greater risks than investments in more established and/or public companies. First, private companies have reduced access to the capital markets, resulting in diminished capital resources and ability to withstand financial distress, which may limit their ability to grow or to repay their outstanding indebtedness upon maturity. Second, the depth and breadth of experience of management in private companies tends to be less than that at public companies, which makes such companies more likely to depend on the management talents and efforts of a smaller group of persons and/or persons with less depth and breadth of experience. Therefore, the decisions made by such management teams and/or the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on our investments and, in turn, on us. Third, the investments themselves tend to be less liquid. As such, we may have difficulty exiting an investment promptly or at a desired price prior to maturity or outside of a normal amortization schedule. As a result, the relative lack of liquidity and the potential diminished capital resources of our target portfolio companies may affect our investment returns. Fourth, little public information generally exists about private companies. Further, these companies may not have third-party debt ratings or audited financial statements. We must therefore rely on the ability of the Adviser to obtain adequate information through due diligence to evaluate the creditworthiness and potential returns from investing in these companies. The Adviser would typically assess an investment in a portfolio company based on the Adviser’s estimate of the portfolio company’s earnings and enterprise value, among other things, and these estimates may be based on limited information and may otherwise be inaccurate, causing the Adviser to make different investment decisions than it may have made with more complete information. These companies and their financial information will generally not be subject to the Sarbanes-Oxley Act and other rules that govern public companies. If we are unable to uncover all material information about these companies, due to a lack of available information or otherwise, we may not make a fully informed investment decision, and we may lose money on our investments.
Our investments in securities or assets of publicly-traded companies are subject to the risks inherent in investing in public securities.
We may invest a portion of our portfolio in publicly-traded assets. With such public securities investments, it is not expected that we will be able to negotiate additional financial covenants or other contractual rights, which we might otherwise be able to obtain in making privately negotiated investments. In addition, by investing in publicly-traded securities or assets, we will be subject to U.S. federal and state securities laws, as well as non-U.S. securities laws, that may, among other things, restrict or prohibit our ability to make or sell an investment. Moreover, we may not have the same access to information in connection with investments in public securities, either when investigating a potential investment or after making an investment, as compared to privately negotiated investments. Furthermore, we may be limited in our ability to make investments and to sell existing investments in public securities because Angelo Gordon may be deemed to have material, non-public information regarding the issuers of those securities or as a result of other internal policies. The inability to sell public securities in these circumstances could materially adversely affect our investment results. In addition, an investment may be sold by us to a public company where the consideration received is a combination of cash and stock of the public company, which may, depending on the securities laws of the relevant jurisdiction, be subject to lock-up periods.

A lack of liquidity in our investments may adversely affect our business.
We generally invest in companies whose securities are not publicly-traded or actively traded on the secondary market, and whose securities are subject to legal and other restrictions on resale or will otherwise be less liquid than publicly-traded securities. Additionally, as an affiliate of Angelo Gordon, the Adviser is not permitted to obtain or use material non-public information in effecting purchases and sales in public securities transactions for us, which could create an additional limitation on the liquidity of our investments. The illiquidity of certain of our investments may make it difficult for us to sell these investments when desired. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we had previously recorded these investments. The reduced liquidity of our investments may make it difficult for us to dispose of them at a favorable price, and, as a result, we may suffer losses. Moreover, investments purchased by us that are liquid at the time of purchase may subsequently become illiquid due to events relating to the issuer, market events, economic conditions or investor perceptions.
Our investments may include original issue discount and payment-in-kind instruments.
To the extent that we invest in original issue discount (“OID”) or payment-in-kind (“PIK”) instruments and the accretion of OID or PIK interest income constitutes a portion of our income, we will be exposed to risks associated with the requirement to include such non-cash income in taxable and accounting income prior to receipt of cash, including the following:
•    the higher interest rates on PIK instruments reflect the payment deferral and increased credit risk associated with these instruments, and PIK instruments generally represent a significantly higher credit risk than coupon loans;
•    OID and PIK instruments may have unreliable valuations because the accruals require judgments about collectability of the deferred payments and the value of any associated collateral;
•    an election to defer PIK interest payments by adding them to the principal on such instruments increases our future investment income which increases our net assets and, as such, increases the Adviser’s future base management fees which, thus, increases the Adviser’s future income incentive fees at a compounding rate;
•    market prices of PIK instruments and other zero coupon instruments are affected to a greater extent by interest rate changes, and may be more volatile than instruments that pay interest periodically in cash. While PIK instruments are usually less volatile than zero coupon debt instruments, PIK instruments are generally more volatile than cash pay securities;
•    the deferral of PIK interest on an instrument increases the loan-to-value ratio, which is a measure of the riskiness of a loan, with respect to such instrument;
•    even if the conditions for income accrual under GAAP are satisfied, a borrower could still default when actual payment is due upon the maturity of such loan;
•    the required recognition of OID or PIK interest for U.S. federal income tax purposes may have a negative impact on liquidity, as it represents a non-cash component of our investment company taxable income that may require cash distributions to shareholders in order to maintain our ability to be subject to tax as a RIC; and
•    OID may create a risk of non-refundable cash payments to the Adviser based on non-cash accruals that may never be realized.
The prices of the debt instruments and other securities in which we invest may decline substantially.
For reasons not necessarily attributable to any of the risks set forth herein (for example, supply/demand imbalances or other market forces), the prices of the debt instruments and other securities may decline substantially. In particular, purchasing debt instruments or other assets at what may appear to be “undervalued” or “discounted” levels is no guarantee that these assets will not be trading at even lower levels at a time of valuation or at the time of sale, if applicable. It may not be possible to predict, or to hedge against, such “spread widening” risk. Additionally, the perceived discount in pricing from previous environments described herein may still not reflect the true value of the assets underlying debt instruments in which the Fund invests.
We may from time to time enter into credit default swaps or other derivative transactions which expose us to certain risks, including credit risk, market risk, liquidity risk and other risks similar to those associated with the use of leverage.
We may from time to time enter into credit default swaps or other derivative transactions that seek to modify or replace the investment performance of a particular reference security or other asset. These transactions are typically individually negotiated, non-standardized agreements between two parties to exchange payments, with payments generally calculated by reference to a notional amount or quantity. Swap contracts and similar derivative contracts are not traded on exchanges; rather, banks and dealers act as principals in these markets. These investments may present risks in excess of those resulting from the referenced security or other asset. Because these transactions are not an acquisition of the referenced security or other asset itself, the investor has no right directly to enforce compliance with the terms of the referenced security or other asset and has no voting or other consensual rights of ownership with respect to the referenced security or other asset. In the event of insolvency of a counterparty, we will be treated as a general creditor of the counterparty and will have no claim of title with respect to the referenced security or other asset.
A credit default swap is a contract in which one party buys or sells protection against a credit event with respect to an issuer, such as an issuer’s failure to make timely payments of interest or principal on its debt obligations, bankruptcy or restructuring during a specified period. Generally, if we sell credit protection using a credit default swap, we will receive fixed payments from the swap counterparty and if a credit event occurs with respect to the applicable issuer, we will pay the swap counterparty par for the issuer’s defaulted debt securities and the swap counterparty will deliver the defaulted debt securities to us. Generally, if we buy credit protection using a credit default swap, we will make fixed payments to the counterparty and if a credit event occurs with respect to the applicable issuer, we will deliver the issuer’s defaulted securities underlying the swap to the swap counterparty and the counterparty will pay us par for the defaulted securities. Alternatively, a credit default swap may be cash settled and the buyer of protection would receive the difference between the par value and the market value of the issuer’s defaulted debt securities from the seller of protection.
Credit default swaps are subject to the credit risk of the underlying issuer. If we are selling credit protection, there is a risk that we will not properly assess the risk of the underlying issuer, a credit event will occur and we will have to pay the counterparty. If we are buying credit protection, there is a risk that we will not properly assess the risk of the underlying issuer, no credit event will occur and we will receive no benefit for the premium paid.
A derivative transaction is also subject to the risk that a counterparty will default on its payment obligations thereunder or that we will not be able to meet our obligations to the counterparty. In some cases, we may post collateral to secure our obligations to the counterparty, and we may be required to post additional collateral upon the occurrence of certain events such as a decrease in the value of the reference security or other asset. In some cases, the counterparty may not collateralize any of its obligations to us. Derivative investments effectively add leverage to a portfolio by providing investment exposure to a security or market without owning or taking physical custody of such security or investing directly in such market. In addition to the risks described above, such arrangements are subject to risks similar to those associated with the use of leverage. See “Risk Factors— Risks Related to Debt Financing.”
We may acquire various financial instruments for purposes of “hedging” or reducing our risks, which may be costly and ineffective and could reduce our cash available for distribution to our shareholders.
We may seek to hedge against interest rate and currency exchange rate fluctuations and credit risk by using financial instruments such as futures, options, swaps and forward contracts, subject to the requirements of the 1940 Act. These financial instruments may be purchased on exchanges or may be individually negotiated and traded in over-the-counter markets. Use of such financial instruments for hedging purposes may present significant risks, including the risk of loss of the amounts invested. Defaults by the other party to a hedging transaction can result in losses in the hedging transaction. Hedging activities also involve the risk of an imperfect correlation between the hedging instrument and the asset being hedged, which could result in losses both on the hedging transaction and on the instrument being hedged. Use of hedging activities may not prevent significant losses and could increase our losses. Further, hedging transactions may reduce cash available to pay distributions to our shareholders.
Our investments in the healthcare and pharmaceutical services industry sector are subject to extensive federal, state and local healthcare laws and regulations and certain other risks particular to that industry.
We invest in healthcare and pharmaceutical services. Our investments in portfolio companies that operate in this sector are subject to certain significant risks particular to that industry. The laws and rules governing the business of healthcare companies and interpretations of those laws and rules are subject to frequent change. Broad latitude is given to the agencies administering those regulations. Existing or future laws and rules could subject our portfolio companies engaged in healthcare to potential government inquiries, investigations and/or enforcement proceedings, and ultimately incur civil, criminal and administrative sanctions, including, without limitation, fines, penalties and exclusion from government programs. The application of such laws and regulations can also force these companies to change how they do business, restrict revenue, increase costs, change reserve levels and change business practices. Healthcare companies often must obtain and maintain regulatory approvals to market many of their products, change prices for certain regulated products and consummate some of their acquisitions and divestitures. Delays in obtaining or failing to obtain or maintain these approvals could reduce revenue or increase costs. Policy changes on the local, state and federal level, such as the expansion of the government’s role in the healthcare arena and alternative assessments and tax increases specific to the healthcare industry or healthcare products as part of federal health care reform initiatives, could fundamentally change the dynamics of the healthcare industry. In particular, as health insurance reform such as the Patient Protection and Affordable Care Act as amended by the Health Care and Education Reconciliation Act of 2010, has had a significant effect on companies in this industry sector, other current and future health insurance initiatives may force our portfolio companies in this industry sector to change how they do business. We can give no assurance that these portfolio companies will be able to adapt successfully to these changes. Any of these factors could materially adversely affect the operations of a portfolio company in this industry sector and, in turn, impair our ability to timely collect principal and interest payments owed to us.
Prepayments of our debt investments by our portfolio companies could adversely impact our results of operations and reduce our return on equity.
We are subject to the risk that the investments we make in our portfolio companies may be repaid prior to maturity. When this occurs, we will generally reinvest these proceeds in temporary investments, pending their future investment in new portfolio companies. These temporary investments will typically have substantially lower yields than the debt being prepaid and we could experience significant delays in reinvesting these amounts. Any future investment in a new portfolio company may also be at lower yields than the debt that was repaid. As a result, our results of operations could be materially adversely affected if one or more of our portfolio companies elect to prepay amounts owed to us. Additionally, prepayments, net of prepayment fees, could negatively impact our return on equity. This risk will be more acute when interest rates decrease, as we may be unable to reinvest at rates as favorable as when we made our initial investment.

Technological innovations and industry disruptions could adversely impact our business.
Current trends in the market generally have been toward disrupting a traditional approach to an industry with technological innovation, and multiple young companies have been successful where this trend toward disruption in markets and market practices has been critical to their success. In this period of rapid technological and commercial innovation, new businesses and approaches may be created that will compete with the Fund and/ or its investments or alter the market practices the Fund’s strategy has been designed to function within and depend on for investment returns. Any of these new approaches could damage the Fund’s investments, significantly disrupt the market in which it operates and subject it to increased competition, which could materially and adversely affect its business, financial condition and results of investments.
We may not be successful in the syndication of co-investments.
From time to time, the Fund may make an investment with the expectation of offering a portion of its interests therein as a co-investment opportunity to third-party investors. There can be no assurance that the Fund will be successful in syndicating any such co-investment, in whole or in part, that the closing of such co-investment will be consummated in a timely manner, that any syndication will take place on terms and conditions that will be preferable for the Fund or that expenses incurred by the Fund with respect to any such syndication will not be substantial. In the event that the Fund is not successful in syndicating any such co-investment, in whole or in part, the Fund may consequently hold a greater concentration and have more exposure in the related investment than initially was intended, which could make the Fund more susceptible to fluctuations in value resulting from adverse economic and/or business conditions with respect thereto. Moreover, an investment by the Fund that is not syndicated to co-investors as originally anticipated could significantly reduce the Fund’s overall investment returns.
We invest in middle market companies, including lower middle market companies, which involves a number of significant risks, any one of which could have a material adverse effect on our operating results.
Investments in middle market companies, including lower middle market companies, involve the same risks that apply generally to investments in larger, more established companies. However, such investments have more pronounced risks in that middle market companies:
•    may have limited financial resources and may be unable to meet their obligations under their debt securities that we hold, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of us realizing on any guarantees we may have obtained in connection with our investment;
•    have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tends to render them more vulnerable to competitors’ actions and changing market conditions, as well as general economic downturns;
•    are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on our portfolio company and, in turn, on us;
•    generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position. In addition, our executive officers, Trustees and members of the Adviser may, in the ordinary course of business, be named as defendants in litigation arising from our investments in the portfolio companies; and
•    may have difficulty accessing the capital markets to meet future capital needs, which may limit their ability to grow or to repay their outstanding indebtedness upon maturity.
The Fund may be affected by global climate change.
Climate change creates physical and financial risk and some of our portfolio companies may be adversely affected by climate change. There is increasing concern that a gradual rise in global average temperatures due to increased concentration of carbon dioxide and other greenhouse gases in the atmosphere will cause significant changes in weather patterns around the globe, an increase in the frequency, severity, and duration of extreme weather conditions and natural disasters, and water scarcity and poor water quality. These events could adversely impact our portfolio companies and, more generally, disrupt the operation of supply chains, increase production costs and impose capacity restraints globally. These events could also compound adverse economic conditions and impact consumer confidence and governmental budgets. As a result, the effects of climate change could have a long-term adverse impact on our portfolio companies and the results of our operations.
Risks Related to the Adviser and Its Affiliates; Conflicts of Interest
The Adviser and its affiliates, including our officers and some of our Trustees, face conflicts of interest caused by compensation arrangements with us and our affiliates, which could result in actions that are not in the best interests of our shareholders.
The Adviser and its affiliates receive substantial fees from us in return for their services, and these fees could influence the advice provided to us. We pay to the Adviser an incentive fee that is based on the performance of our portfolio and an annual base management fee that is based on the value of our net assets as of the beginning of the first business day of the applicable month. Because the incentive fee is based on the performance of our portfolio, the Adviser may be incentivized to make investments on our behalf that are riskier or more speculative than would be the case in the absence of such compensation arrangement. The way in which the incentive fee is determined may also encourage the Adviser to use leverage to increase the return on our investments. Our compensation arrangements could therefore result in our making riskier or more speculative investments than would otherwise be the case. This could result in higher investment losses, particularly during cyclical economic downturns. Further, since the Adviser has been designated “valuation designee” pursuant to Rule 2a-5 under the 1940 Act and management fees are paid on net assets, the Adviser may be incentivized to determine a higher fair value than would otherwise be determined by the Board of Trustees, which is majority independent.
We may be obligated to pay the Adviser incentive compensation even if we incur a net loss due to a decline in the value of our portfolio.
Our Investment Management Agreement entitles the Adviser to receive Pre-Incentive Fee Net Investment Income Returns regardless of any capital losses. In such case, we may be required to pay the Adviser incentive compensation for a fiscal quarter even if there is a decline in the value of our portfolio or if we incur a net loss for that quarter.
In addition, any Pre-Incentive Fee Net Investment Income Returns may be computed and paid on income that may include interest that has been accrued but not yet received. If a portfolio company defaults on a loan that is structured to provide accrued interest, it is possible that accrued interest previously included in the calculation of the incentive fee will become uncollectible. The Adviser is not under any obligation to reimburse us for any part of the incentive fee it received that was based on accrued income that we never received as a result of a default by an entity on the obligation that resulted in the accrual of such income, and such circumstances would result in our paying an incentive fee on income we never received.
There may be conflicts of interest related to Angelo Gordon and the Adviser’s allocation of investment opportunities.
Investment opportunities may be appropriate for different investment vehicles or accounts managed by Angelo Gordon. The overarching Angelo Gordon allocation procedures will typically allocate investment opportunities between the Fund and such other investment vehicles and accounts on a basis deemed to be fair and equitable over time, taking into account a number of factors, such as terms and conditions of the investment vehicles or accounts and investment objectives and strategies. Moreover, in the case of vehicles that have the same investment objective or an overlapping investment objective but have an expected larger borrowing capacity, such vehicles are expected to generally be able to acquire a greater proportion of each investment than vehicles that have no such borrowing capacity. Accordingly, application of the allocation methodology can result in a priority for certain investment vehicles or accounts. In addition, because the decision to pursue an investment opportunity and whether an investment is suitable for the Fund lies within our Adviser’s discretion, it is possible that the Fund may not be given the opportunity to participate in certain investments made by other investment vehicles or accounts. Our Adviser will evaluate a variety of factors that may be relevant in determining whether a particular investment opportunity or strategy is appropriate and feasible for the Fund or the relevant investment vehicle or account at a particular time.
We may participate in certain transactions originated by the Adviser or its affiliates under our exemptive relief from the SEC that allows us to engage in co-investment transactions with the Adviser and its affiliates, subject to certain terms and conditions. However, while the terms of the exemptive relief require that the Adviser will be given the opportunity to cause us to participate in certain transactions originated by affiliates of the Adviser, the Adviser may determine that we not participate in those transactions and for certain other transactions (as set forth in guidelines approved by the Board) the Adviser may not have the opportunity to cause us to participate.
There may be conflicts of interest related to obligations that the Adviser’s senior management and Investment Team have to other clients.
The members of the senior management and Investment Team of the Adviser serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as we do, or of investment funds managed by the same personnel. In serving in these multiple capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may not be in our best interests or in the best interest of our shareholders. Our investment objective may overlap with the investment objectives of such investment funds, accounts or other investment vehicles. In particular, we will rely on the Adviser to manage our day-to-day activities and to implement our investment strategy. The Adviser and certain of its affiliates are presently, and plan in the future to continue to be, involved with activities that are unrelated to us. As a result of these activities, the Adviser, its officers and employees and certain of its affiliates will have conflicts of interest in allocating their time between us and other activities in which they are or may become involved, including the management of its affiliated equipment funds. The Adviser and its officers and employees will devote only as much of its or their time to our business as the Adviser and its officers and employees, in their judgment, determine is reasonably required, which may be substantially less than their full time.
We rely, in part, on the Adviser to assist with identifying investment opportunities and making investment recommendations to the Adviser. The Adviser and its affiliates are not restricted from forming additional investment funds, entering into other investment advisory relationships or engaging in other business activities. These activities could be viewed as creating a conflict of interest in that the time and effort of the members of the Adviser, its affiliates and their officers and employees will not be devoted exclusively to our business, but will be allocated between us and such other business activities of the Adviser and its affiliates in a manner that the Adviser deems necessary and appropriate. Notwithstanding the foregoing, members of the senior management and Investment Team of the Adviser and the Adviser itself will devote such time to the Fund, generally, as the Adviser, its senior management and Investment Team, in their judgment, determine is reasonably required and sufficient.

The time and resources that individuals employed by the Adviser devote to us may be diverted and we may face additional competition due to the fact that individuals employed by the Adviser are not prohibited from raising money for or managing other entities that make the same types of investments that we target.
The Adviser and individuals employed by the Adviser or its affiliates are not prohibited from raising capital for and managing other investment entities that make the same types of investments as those we target. As a result, the time and resources that these individuals may devote to us may be diverted. In addition, we may compete with any such investment entity for the same investors and investment opportunities. Affiliates of the Adviser, whose primary business includes the origination of investments or investing in non-originated assets, engage in investment advisory business with accounts that compete with us.
Our shares may be purchased by the Adviser or its affiliates.
The Adviser and its affiliates expect to purchase our shares. The Adviser and its affiliates will not acquire any shares with the intention to resell or re-distribute such shares. The purchase of shares by the Adviser and its affiliates could create certain risks, including, but not limited to, the following:
•    the Adviser and its affiliates may have an interest in disposing of our assets at an earlier date so as to recover their investment in our shares; and
•    substantial purchases of shares by the Adviser and its affiliates may limit the Adviser’s ability to fulfill any financial obligations that it may have to us or incurred on our behalf.
The Adviser relies on key personnel, the loss of any of whom could impair its ability to successfully manage us.
Our future success depends, to a significant extent, on the continued services of the officers and employees of the Adviser or its affiliates. The loss of services of one or more members of the Adviser’s management team, including members of the Investment Committee, could adversely affect our financial condition, business and results of operations. The Adviser does not have an employment agreement with any of these key personnel and we cannot guarantee that all, or any particular one, will remain affiliated with us and/or the Adviser. Further, we do not intend to separately maintain key person life insurance on any of these individuals.
Risks related to limited liability and indemnification of the Adviser and its affiliates under the Advisory Agreement.
Under the Investment Management Agreement, the Adviser, its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with the Adviser, and any person controlling or controlled by the Adviser will not be liable to us, any subsidiary of ours, our trustees, our shareholders or any subsidiary’s shareholders or partners for acts or omissions performed in accordance with and pursuant to the Investment Management Agreement, except those resulting from acts constituting negligence, willful misfeasance, bad faith or reckless disregard of the duties that the Adviser owes to us under the Investment Management Agreement. In addition, as part of the Investment Management Agreement, we have agreed to indemnify the Adviser and each of its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with the Adviser, from and against any liability or loss suffered by such party, including reasonable legal fees and other expenses reasonably incurred, and hold any such party harmless for any liability or loss suffered by the Fund, arising out of or in connection with our business and operations or any action taken or omitted on our behalf pursuant to authority granted by the Investment Management Agreement, except where such liability or loss was the result of negligence or misconduct. These protections may lead the Adviser to act in a riskier manner when acting on our behalf than it would when acting for its own account.
Risks Related to Business Development Companies
The requirement that we invest a sufficient portion of our assets in Qualifying Assets could preclude us from investing in accordance with our current business strategy; conversely, the failure to invest a sufficient portion of our assets in Qualifying Assets could result in our failure to maintain our status as a BDC.
Under the 1940 Act, a BDC may not acquire any asset other than assets of the type listed in section 55(a) of the 1940 Act described as “qualifying” assets, (“Qualifying Assets”) unless, at the time of and after giving effect to such acquisition, at least 70% of our total assets are Qualifying Assets. Therefore, we may be precluded from investing in what we believe are attractive investments if such investments are not Qualifying Assets. Conversely, if we fail to invest a sufficient portion of our assets in Qualifying Assets, we could lose our status as a BDC, which would have a material adverse effect on our business, financial condition and results of operations. Similarly, these rules could prevent us from making additional investments in existing portfolio companies, which could result in the dilution of our position, or could require us to dispose of investments at an inopportune time to comply with the 1940 Act. If we were forced to sell non-qualifying investments in the portfolio for compliance purposes, the proceeds from such sale could be significantly less than the current value of such investments.
Failure to maintain our status as a BDC would reduce our operating flexibility.
If we do not remain a BDC, we might be regulated as a registered closed-end investment company under the 1940 Act, which would subject us to substantially more regulatory restrictions under the 1940 Act, including a greater required asset coverage ratio and additional restrictions on transactions with affiliates, and correspondingly decrease our operating flexibility.
For example, we intend to employ leverage as market conditions permit and at the discretion of the Adviser. Such leverage may arise in the form of borrowings, including loans from certain financial institutions, the issuance of multiple classes of debt securities (both unsecured and secured), and other forms of financial indebtedness. As a BDC, the 1940 Act allows us to borrow up to $2 for every $1 of equity, or an asset coverage ratio of 150%, if certain requirements are met under the 1940 Act. However, if we are regulated as a registered closed-end investment company under the 1940 Act, we would be subject to asset coverage ratio requirements of 300% for the issuance of debt securities, meaning that for every $1 of debt issued, we would need to have $3 of total assets immediately after such issuance. Such regulations would restrict our ability to execute our investment strategy and thereby reduce our operating flexibility.
Further, as a BDC, we are able to pay our Adviser both a base management fee and incentive fee on income and capital gains as compensation for its efforts. If we were to become regulated as a registered closed-end investment company, we could not pay our Adviser an incentive fee on capital gains unless we restricted sales of our shares to “qualified clients” under the Investment Advisers Act of 1940 (“Advisers Act”). Such a compensation structure could have the effect of de-incentivizing our Adviser in its efforts to seek and retain the best investment opportunities for us in fulfillment of our strategy.
Finally, as a BDC, we retain greater flexibility to engage in transactions with our affiliates in alignment with the provisions set forth in Section 57 of the 1940 Act. If we were to become regulated as a registered closed-end investment company, we would be subject to the provisions governing transactions with affiliates set forth in Section 17 of the 1940 Act, including prohibitions on transactions with affiliates of our Adviser absent an exemptive order from the SEC. These restrictions would limit our ability to effectuate our investment strategy and potentially hinder our operations and, in turn, our results.
Regulations governing our operation as a BDC and RIC will affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes, which may have a negative effect on our growth.
As a result of the annual distribution requirement to qualify as a RIC, we may need to periodically access the capital markets to raise cash to fund new investments. We may issue “senior securities,” as defined under the 1940 Act, including borrowing money from banks or other financial institutions only in amounts such that our asset coverage meets the threshold set forth in the 1940 Act immediately after each such issuance. The 1940 Act currently requires an asset coverage of at least 150% (i.e., the amount of debt may not exceed two-thirds of the value of our assets). Our ability to issue different types of securities is also limited. Compliance with these requirements may unfavorably limit our investment opportunities and reduce our ability in comparison to other companies to profit from favorable spreads between the rates at which we can borrow and the rates at which we can lend. As a BDC, therefore, we intend to continuously issue equity at a rate more frequent than our privately- owned competitors, which may lead to greater shareholder dilution.
We expect to borrow for investment purposes. If the value of our assets declines, we may be unable to satisfy the asset coverage test, which would prohibit us from paying distributions and could prevent us from qualifying as a RIC. If we cannot satisfy the asset coverage test, we may be required to sell a portion of our investments and, depending on the nature of our debt financing, repay a portion of our indebtedness at a time when such sales may be disadvantageous.
Under the 1940 Act, we generally are prohibited from issuing or selling our shares at a price per share, after deducting selling commissions, that is below our NAV per share, which may be a disadvantage as compared with other public companies. We may, however, sell our shares, or warrants, options or rights to acquire our shares, at a price below the current NAV of our shares if our Board of Trustees, including our Independent Trustees, determine that such sale is in our best interests and the best interests of our shareholders, and our shareholders, as well as those shareholders that are not affiliated with us, approve such sale. In any such case, the price at which our securities are to be issued and sold may not be less than a price that, in the determination of our Board of Trustees, closely approximates the fair value of such securities.
Our ability to enter into transactions with our affiliates is restricted.
We are prohibited under the 1940 Act from participating in certain principal and joint transactions with certain of our affiliates without the prior approval of a majority of the independent members of our Board of Trustees and, in some cases, the SEC. Any person that owns, directly or indirectly, 5% or more of our outstanding voting securities will be our affiliate for purposes of the 1940 Act and generally we will be prohibited from buying or selling any securities from or to such affiliate, absent the prior approval of our Board of Trustees. However, we may under certain circumstances purchase any such affiliate’s loans or securities in the secondary market, which could create a conflict for the Adviser between our interests and the interests of such affiliate, in that the ability of the Adviser to recommend actions in our best interest may be limited. The 1940 Act also prohibits certain “joint” transactions with certain of our affiliates, which could include investments in the same portfolio company (whether at the same or closely related times), without prior approval of our Board of Trustees and, in some cases, the SEC. If a person acquires more than 25% of our voting securities, we will be prohibited from buying or selling any security from or to such person or certain of that person’s affiliates, or entering into prohibited joint transactions (including certain co-investments) with such persons, absent the prior approval of the SEC. Similar restrictions limit our ability to transact business with our officers, Trustees, investment advisers, sub-advisers or their affiliates. As a result of these restrictions, we may be prohibited from buying or selling any security from or to any fund or any portfolio company of a fund managed by the Adviser, or entering into joint arrangements such as certain co-investments with these companies or funds without the prior approval of the SEC, which may limit the scope of investment opportunities that would otherwise be available to us.
We have obtained exemptive relief from the SEC that allows us to engage in co-investment transactions with the Adviser and its affiliates, subject to certain terms and conditions. However, while the terms of the exemptive relief require that the Adviser will be given the opportunity to cause us to participate in certain transactions originated by affiliates of the Adviser, the Adviser may determine that we not participate in those transactions and for certain other transactions (as set forth in guidelines approved by the Board of Trustees) the Adviser may not have the opportunity to cause us to participate.
We are uncertain of our sources for funding our future capital needs; if we cannot obtain debt or equity financing on acceptable terms, our ability to acquire investments and to expand our operations will be adversely affected.
The net proceeds from the sale of shares will be used for our investment opportunities, operating expenses and for payment of various fees and expenses such as base management fees, incentive fees and other expenses. Any working capital reserves we maintain may not be sufficient for investment purposes, and we may require debt or equity financing to operate. Accordingly, in the event that we develop a need for additional capital in the future for investments or for any other reason, these sources of funding may not be available to us. Consequently, if we cannot obtain debt or equity financing on acceptable terms, our ability to acquire investments and to expand our operations will be adversely affected. As a result, we would be less able to create and maintain a broad portfolio of investments and achieve our investment objective, which may negatively impact our results of operations and reduce our ability to make distributions to our shareholders.
We are a non-diversified investment company within the meaning of the 1940 Act, and therefore we are not limited with respect to the proportion of our assets that may be invested in securities of a single issuer.
We are classified as a non-diversified investment company within the meaning of the 1940 Act, which means that we are not limited by the 1940 Act with respect to the proportion of our assets that we may invest in securities of a single issuer. Under the 1940 Act, a “diversified” investment company is required to invest at least 75% of the value of its total assets in cash and cash items, government securities, securities of other investment companies and other securities limited in respect of any one issuer to an amount not greater than 5% of the value of the total assets of such company and no more than 10% of the outstanding voting securities of such issuer. As a non-diversified investment company, we are not subject to this requirement. However, we will be subject to the diversification requirements applicable to RICs under Subchapter M of the Code. To the extent that we assume large positions in the securities of a small number of issuers, or within a particular industry, our NAV may fluctuate to a greater extent than that of a diversified investment company as a result of changes in the financial condition or the market’s assessment of the issuer. We may also be more susceptible to any single economic or regulatory occurrence than a diversified investment company or to a general downturn in the economy.
As a BDC, we are subject to limitations on the ability to use derivatives and other transactions creating future payment or delivery obligations.
In November 2020, the SEC adopted a rulemaking regarding the ability of a BDC (or a registered investment company) to use derivatives and other transactions that create future payment or delivery obligations (except reverse repurchase agreements and similar financing transactions), which may in turn limit our ability to use derivatives and/or enter into certain other financial contracts. Under the newly adopted rules, BDCs that use derivatives will be subject to a value-at-risk leverage limit, a derivatives risk management program and testing requirements, and requirements related to board reporting. These requirements will apply unless the BDC qualifies as a “limited derivatives user,” as defined under the adopted rules, and may limit our ability to take advantage of derivatives and certain other financial contracts.
Under the new rule, a BDC may enter into an unfunded commitment agreement that is not a derivatives transaction, such as an agreement to provide financing to a portfolio company, if the BDC has, among other things, a reasonable belief, at the time it enters into such an agreement, that it will have sufficient cash and cash equivalents to meet its obligations with respect to all of its unfunded commitment agreements, in each case as it becomes due.

Risks Related to Debt Financing
When we borrow money, the potential for loss on amounts invested in us will be magnified and may increase the risk of investing in us. Borrowed money may also adversely affect the return on our assets, reduce cash available for distribution to our shareholders and result in losses.
The use of borrowings, also known as leverage, increases the volatility of investments by magnifying the potential for loss on invested equity capital. The use of leverage involves increased risk, including increased variability of the Fund’s net income, distributions and NAV in relation to market changes. If the value of our assets decreases, leveraging would cause NAV to decline more sharply than it otherwise would have had we not leveraged. Similarly, any decrease in our income would cause net income to decline more sharply than it would have had we not borrowed. Such a decline could negatively affect our ability to make distributions to our shareholders. In addition, our shareholders bear the burden of any increase in our expenses as a result of our use of leverage, including interest expenses and any increase in the management or incentive fees payable to the Adviser.
We use and expect to continue to use leverage to finance our investments. The amount of leverage that we employ will depend on the Adviser’s and our Board of Trustees’ assessment of market and other factors at the time of any proposed borrowing. There can be no assurance that leveraged financing will be available to us on favorable terms or at all. However, to the extent that we use leverage to finance our assets, our financing costs will reduce cash available for distributions to shareholders. Moreover, we may not be able to meet our financing obligations and, to the extent that we cannot, we risk the loss of some or all of our assets to liquidation or sale to satisfy the obligations. In such an event, we may be forced to sell assets at significantly depressed prices due to market conditions or otherwise, which may result in losses.

As a BDC, we generally are required to meet a coverage ratio of total assets to total borrowings and other senior securities, which include all of our borrowings and any preferred shares that we may issue in the future, of at least 150%. If this ratio were to fall below 150%, we could not incur additional debt and could be required to sell a portion of our investments to repay some debt when it is disadvantageous to do so. This could have a material adverse effect on our operations and investment activities. Moreover, our ability to make distributions to you may be significantly restricted or we may not be able to make any such distributions whatsoever. The amount of leverage that we will employ will be subject to oversight by our Board of Trustees, a majority of whom are Independent Trustees with no material interests in such transactions.
Although borrowings by the Fund have the potential to enhance overall returns that exceed the Fund’s cost of funds, they will further diminish returns (or increase losses on capital) to the extent overall returns are less than the Fund’s cost of funds. In addition, borrowings by the Fund may be secured by the shareholders’ investments as well as by the Fund’s assets and the documentation relating to such borrowing may provide that during the continuance of a default under such borrowing, the interests of the investors may be subordinated to such borrowing.
Our credit facilities impose financial and operating covenants that restrict our business activities, including limitations that could hinder our ability to finance additional loans and investments or to make the distributions required to maintain our status as a regulated investment company. A failure to renew our facilities or to add new or replacement debt facilities or issue debt securities or other evidences of indebtedness could have a material adverse effect on our business, financial condition or results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition, Liquidity and Capital Resources” for more information regarding our borrowings.
We may default under our credit facilities.
In the event we default under a credit facility or other borrowings, our business could be adversely affected as we may be forced to sell a portion of our investments quickly and prematurely at what may be disadvantageous prices to us in order to meet our outstanding payment obligations and/or support working capital requirements under such borrowing facility, any of which would have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, following any such default, the agent for the lenders under such borrowing facility could assume control of the disposition of any or all of our assets which constitute collateral, including the selection of such assets to be disposed and the timing of such disposition, which would have a material adverse effect on our business, financial condition, results of operations and cash flows.
Provisions in a credit facility may limit our investment discretion.
A credit facility may be backed by all or a portion of our loans and securities on which the lenders will have a security interest. We may pledge up to 100% of our assets and may grant a security interest in all of our assets under the terms of any debt instrument we enter into with lenders. We expect that any security interests we grant will be set forth in a pledge and security agreement and evidenced by the filing of financing statements by the agent for the lenders. In addition, we expect that the custodian for our securities serving as collateral for such loan would include in its electronic systems notices indicating the existence of such security interests and, following notice of occurrence of an event of default, if any, and during its continuance, will only accept transfer instructions with respect to any such securities from the lender or its designee. If we were to default under the terms of any debt instrument, the agent for the applicable lenders would be able to assume control of the timing of disposition of any or all of our assets securing such debt, which would have a material adverse effect on our business, financial condition, results of operations and cash flows.
In addition, any security interests and/or negative covenants required by a credit facility may limit our ability to create liens on assets to secure additional debt and may make it difficult for us to restructure or refinance indebtedness at or prior to maturity or obtain additional debt or equity financing. In addition, if our borrowing base under a credit facility were to decrease, we may be required to secure additional assets in an amount sufficient to cure any borrowing base deficiency. In the event that all of our assets are secured at the time of such a borrowing base deficiency, we could be required to repay advances under a credit facility or make deposits to a collection account, either of which could have a material adverse impact on our ability to fund future investments and to make distributions.
In addition, we may be subject to limitations as to how borrowed funds may be used, which may include restrictions on geographic and industry concentrations, loan size, payment frequency and status, average life, collateral interests and investment ratings, as well as regulatory restrictions on leverage which may affect the amount of funding that may be obtained. There may also be certain requirements relating to portfolio performance, including required minimum portfolio yield and limitations on delinquencies and charge-offs, a violation of which could limit further advances and, in some cases, result in an event of default. An event of default under a credit facility could result in an accelerated maturity date for all amounts outstanding thereunder, which could have a material adverse effect on our business and financial condition. This could reduce our liquidity and cash flow and impair our ability to grow our business.
Changes in interest rates may affect our cost of capital and net investment income.
Since we intend to use debt to finance a portion of our investments, our net investment income will depend, in part, upon the difference between the rate at which we borrow funds and the rate at which we invest those funds. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income. In periods of rising interest rates when we have debt outstanding, our cost of funds will increase, which could reduce our net investment income. We expect that our long-term fixed-rate investments will be financed primarily with equity and long-term debt. We may use interest rate risk management techniques in an effort to limit our exposure to interest rate fluctuations. These techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act. These activities may limit our ability to participate in the benefits of lower interest rates with respect to the hedged portfolio. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on our business, financial condition and results of operations. Also, we have limited experience in entering into hedging transactions, and we will initially have to purchase or develop such expertise.
A rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates would make it easier for us to meet or exceed the incentive fee hurdle rate and may result in a substantial increase in the amount of incentive fees payable to the Adviser with respect to pre-incentive fee net investment income.
We may enter into repurchase agreements.
Subject to our investment objective and policies, we may invest in repurchase agreements as a buyer for investment purposes. Repurchase agreements typically involve the acquisition by the Fund of debt securities from a selling financial institution such as a bank, savings and loan association or broker-dealer. The agreement provides that the Fund will sell the securities back to the institution at a fixed time in the future for the purchase price plus premium (which often reflects the interests). The Fund does not bear the risk of a decline in the value of the underlying security unless the seller defaults under its repurchase obligation. In the event of the bankruptcy or other default of a seller of a repurchase agreement, the Fund could experience both delays in liquidating the underlying securities and losses, including (1) possible decline in the value of the underlying security during the period in which the Fund seeks to enforce its rights thereto; (2) possible lack of access to income on the underlying security during this period; and (3) expenses of enforcing its rights. In addition, as described above, the value of the collateral underlying the repurchase agreement will be at least equal to the repurchase price, including any accrued interest earned on the repurchase agreement. In the event of a default or bankruptcy by a selling financial institution, the Fund generally will seek to liquidate such collateral. However, the exercise of the Fund’s right to liquidate such collateral could involve certain costs or delays and, to the extent that proceeds from any sale upon a default of the obligation to repurchase were less than the repurchase price, the Fund could suffer a loss.
Federal Income Tax Risks
We will be subject to corporate-level income tax if we are unable to qualify as a RIC under Subchapter M of the Code or to satisfy RIC distribution requirements. If we qualify as a RIC, we will be subject to a 4% U.S. federal excise tax if we do not satisfy certain distribution requirements.
To obtain and maintain RIC tax treatment under Subchapter M of the Code, we must, among other things, meet annual distribution, income source and asset diversification requirements. If we do not qualify for or maintain RIC tax treatment for any reason and are subject to corporate income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions.
Amounts not distributed by a RIC on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% U.S. federal excise tax. If we qualify as a RIC, in order to prevent imposition of the excise tax, we must distribute during each calendar year an amount at least equal to the sum of (i) 98% of our ordinary income for the calendar year, (ii) 98.2% of our capital gains in excess of our capital losses (adjusted for certain ordinary losses) for the one-year period ending October 31 of the calendar year and (iii) any ordinary income and capital gains for previous years that were not distributed during those years. For these purposes, we will be deemed to have distributed any income or gains on which we paid U.S. federal income tax.
We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.
For federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having OID (such as zero coupon securities, debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), we must include in income each year a portion of the OID that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. We anticipate that a portion of our income may constitute OID or other income required to be included in taxable income prior to receipt of cash. Further, we may elect to amortize market discount and include such amounts in our taxable income in the current year, instead of upon disposition, as an election not to do so would limit our ability to deduct interest expenses for tax purposes.
Because any OID or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our shareholders in order to satisfy the annual distribution requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the annual distribution requirement necessary to qualify for and maintain RIC tax treatment under Subchapter M of the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may not qualify for or maintain RIC tax treatment and thus become subject to corporate-level income tax.

Some of our investments may be subject to corporate-level income tax.
We may invest in certain debt and equity investments through taxable subsidiaries and the taxable income of these taxable subsidiaries will be subject to federal and state corporate income taxes. We may invest in certain foreign debt and equity investments which could be subject to foreign taxes (such as income tax, withholding and value added taxes).
Our portfolio investments may present special tax issues.
The Fund expects to invest in debt securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Investments in these types of instruments may present special tax issues for the Fund. U.S. federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, OID or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund, to the extent necessary, to preserve its status as a RIC and to distribute sufficient income to not become subject to U.S. federal income tax.
Legislative or regulatory tax changes could adversely affect investors.
At any time, the federal income tax laws governing RICs or the administrative interpretations of those laws or regulations may be amended. Any of those new laws, regulations or interpretations may take effect retroactively and could adversely affect the taxation of us or our shareholders. Therefore, changes in tax laws, regulations or administrative interpretations or any amendments thereto could diminish the value of an investment in our shares or the value or the resale potential of our investments.

USE OF PROCEEDS
We intend to use the net proceeds from this offering to (1) make investments in accordance with our investment strategy and policies, (2) fund interest expense for any borrowings or reduce borrowings and repay indebtedness incurred under various financing agreements we may enter into and (3) fund repurchases under our share repurchase plan. Generally, our policy will be to pay distributions and operating expenses from cash flow from operations, however, we are not restricted from funding these items from proceeds from this offering or other sources and may choose to do so, particularly in the earlier part of this offering.
We will seek to invest the net proceeds received in this offering as promptly as practicable after receipt thereof, and in any event generally within 60 days of each subscription closing. However, depending on market conditions and other factors, including the availability of investments that meet our investment objectives, we may be unable to invest such proceeds within the time period we anticipate. Pending such investment, we may have a greater allocation to syndicated loans or other liquid investments than we otherwise would or we may make investments in cash or cash equivalents (such as U.S. government securities or certain high quality debt instruments).
We estimate that we will incur approximately $7.0 million of offering and organizational expenses (excluding the shareholder servicing and/or distribution fee) in connection with this offering, or approximately 0.14% of the gross proceeds, assuming maximum gross proceeds of $5,000,000,000. The Adviser has agreed to advance all of our organization and offering expenses on our behalf through the date of our initial close pursuant to this offering. Unless the Adviser elects to cover such expenses pursuant to the Expense Support and Conditional Reimbursement Agreement we have entered into with the Adviser, we will be obligated to reimburse the Adviser for such advanced expenses. For further information regarding the Expense Support and Conditional Reimbursement Agreement, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Expenses–Expense Support and Conditional Reimbursement Agreement.” Any reimbursements will not exceed actual expenses incurred by the Adviser and its affiliates.
The following tables sets forth our estimate of how we intend to use the gross proceeds from this offering. Information is provided assuming that the Fund sells the maximum number of shares registered in this offering, or 200,000,000 shares. The amount of net proceeds may be more or less than the amount depicted in the table below depending on the public offering price of our shares and the actual number of shares we sell in this offering. The table below assumes that shares are sold at an offering price of $25.00 per share. Such amount is subject to increase or decrease based upon our NAV per share.
The following tables present information about the net proceeds raised in this offering for each class, assuming that we sell the maximum primary offering amount of $5,000,000,000. The tables assume that 1/3 of our gross offering proceeds are from the sale of Class S shares, 1/3 of our gross offering proceeds are from the sale of Class D shares and 1/3 of our gross offering proceeds are from the sale of Class I shares. The number of shares of each class sold and the relative proportions in which the classes of shares are sold are uncertain and may differ significantly from what is shown in the tables below. Because amounts in the following tables are estimates, they may not accurately reflect the actual receipt or use of the gross proceeds from this offering. Amounts expressed as a percentage of net proceeds or gross proceeds may be higher or lower due to rounding.
The following table presents information regarding the use of proceeds raised in this offering with respect to Class S shares.

	Maximum Offering of $1,666,666,666 in Class S Shares
Gross Proceeds(1)	$ 1,666,666,666	100%
Upfront Sales Load(2)	$ —	— %
Organization and Offering Expenses(3)	$ 2,333,333	0.14%
Net Proceeds Available for Investment(4)	$ 1,664,333,333	99.86%

The following table presents information regarding the use of proceeds raised in this offering with respect to Class D shares.

	Maximum Offering of $1,666,666,667 in Class D Shares
Gross Proceeds(1)	$ 1,666,666,667	100%
Upfront Sales Load(2)	$ —	— %
Organization and Offering Expenses(3)	$ 2,333,333	0.14%
Net Proceeds Available for Investment(4)	$ 1,664,333,334	99.86%

The following table presents information regarding the use of proceeds raised in this offering with respect to Class I shares.

	Maximum Offering of $1,666,666,667 in Class I Shares
Gross Proceeds(1)	$ 1,666,666,667	100%
Upfront Sales Load(2)	$ —	— %
Organization and Offering Expenses(3)	$ 2,333,334	0.14%
Net Proceeds Available for Investment(4)	$ 1,664,333,333	99.86%

(1)    We intend to conduct a continuous offering of an unlimited number of Common Shares over an unlimited time period by filing a new registration statement prior to the end of the three-year period described in Rule 415 under the Securities Act; however, in certain states this offering is subject to annual extensions.
(2)    Neither the Fund nor the Intermediary Manager will charge an upfront sales load with respect to Class S shares, Class D shares or Class I shares, however, if you buy Class S shares or Class D shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a 1.5% cap on NAV for Class D shares and 3.5% cap on NAV for Class S shares. Selling agents will not charge such fees on Class I shares. We will pay the following shareholder servicing and/or distribution fees to the Intermediary Manager, subject to FINRA limitations on underwriting compensation:
•    For Class S shares only, a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV for the Class S shares and
•    For Class D shares only, a shareholder servicing and/or distribution fee equal to 0.25% per annum of the aggregate NAV for the Class D shares, in each case, payable monthly.
The shareholder servicing and/or distribution fees are similar to sales commissions. The distribution and servicing expenses borne by the participating brokers may be different from and substantially less than the amount of shareholder servicing and/or distribution fees charged. The total amount that will be paid over time for shareholder servicing and/or distribution fees depends on the average length of time for which shares remain outstanding, the term over which such amount is measured and the performance of our investments, and is not expected to be paid from sources other than cash flow from operating activities. To the extent that Class S shares and Class D shares are outstanding, we will cease paying the shareholder servicing and/or distribution fee on the Class S shares and Class D shares on the earlier to occur of the following:
(i)    a listing of Class I shares,
(ii)    our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets or
(iii)    the date following the completion of the primary portion of this offering on which, in the aggregate, underwriting compensation from all sources in connection with this offering, including the shareholder servicing and/or distribution fee and other underwriting compensation, is equal to 10% of the gross proceeds from our primary offering.

In addition, consistent with the exemptive relief that we have been granted, which allows us to offer multiple classes of shares, at the end of the month in which the Intermediary Manager in conjunction with the transfer agent determines that total transaction or other fees, including upfront placement fees or brokerage commissions, and shareholder servicing and/or distribution fees paid with respect to the shares held in a shareholder’s account would exceed, in the aggregate, 10% of the gross proceeds from the sale of such shares (or a lower limit as determined by the Intermediary Manager or the applicable selling agent), we will cease paying the shareholder servicing and/or distribution fee on the Class S shares and Class D shares in such shareholder’s account. Compensation paid with respect to the shares in a shareholder’s account will be allocated among each share such that the compensation paid with respect to each individual share will not exceed 10% of the offering price of such share. We may modify this requirement in a manner that is consistent with applicable exemptive relief. At the end of such month, the Class S shares or Class D shares in such shareholder’s account will convert into a number of Class I shares (including any fractional shares), with an equivalent aggregate NAV as such Class S or Class D shares. See “Plan of Distribution.”
(3)    The organization and offering expense numbers shown above represent our estimates of expenses to be incurred by us in connection with this offering and include estimated wholesaling expenses reimbursable by us. See “Plan of Distribution” for examples of the types of organization and offering expenses we may incur.
(4)    Proceeds from this offering may be used for distributions. Accordingly, such amounts may not be used to fund new investments. Please see, “Risk Factors—Risks Related to Our Business and Structure—We have not established any limit on the amount of funds we may use from available sources, such as borrowings, if any, or proceeds from this offering, to fund distributions (which may reduce the amount of capital we ultimately invest in assets).”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

On January 1, 2023, we completed the Merger with the Private BDC and commenced operations as the surviving company. Since the Private BDC is the Fund’s accounting predecessor, the following section contains information on the results of operations and financial condition of the Private BDC for the period from January 27, 2022 (date of inception) through December 31, 2022. Throughout this section, references to the “Fund,” “we,” “us” or “our” are to the Fund as the surviving company. This section should be read in conjunction with “Financial Highlights” herein, the financial statements and related notes and other financial information appearing elsewhere in this prospectus.

The information in this section contains forward-looking statements, which relate to future events or the future performance or financial condition of the Fund and involves numerous risks and uncertainties. Please see “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” for a discussion of uncertainties, risk and assumptions associated with these statements.

Overview

We are an externally managed, non-diversified closed-end management investment company that has elected to be treated as a BDC under the 1940 Act. Formed as a Delaware statutory trust on January 27, 2022, we are externally managed by the Adviser, which is responsible for sourcing potential investments, conducting due diligence on prospective investments, analyzing investment opportunities, structuring investments and monitoring our portfolio on an ongoing basis. Our Adviser is registered as an investment adviser with the SEC. We also intend to elect to be treated, and intend to qualify annually thereafter, as a RIC under the Code.

Under our Investment Management Agreement, we have agreed to pay the Adviser an annual management fee as well as an incentive fee based on our investment performance. Also, under the Administration Agreement, we have agreed to reimburse the Administrator for the allocable portion of expenses incurred by the Administrator in performing its obligations under the Administration Agreement, including our allocable portion of the costs of compensation and related expenses of our chief compliance officer, chief financial officer, general counsel and their respective staffs.

On January 1, 2023, we completed the Private BDC Merger and commenced operations as the surviving company. The Private BDC Merger was structured as a share-for-share merger in which each outstanding Private BDC common share was exchanged for one Class I share. Further, no shareholder vote was required by Rule 17a-8 under the 1940 Act because at the time of the Private BDC Merger (1) there were no material differences between the investment advisory agreement for the Private BDC and our investment management agreement; (2) the majority of our Independent Trustees consisted of the Independent Trustees of the Private BDC; (3) no policy of the Private BDC that could not be changed without a shareholder vote was materially different from a policy that we have; and (4) neither the Private BDC nor us paid any distribution fees pursuant to a plan adopted in accordance with Rule 12b-1 under the 1940 Act. As a result of the Private BDC Merger, the Fund issued an aggregate of approximately 20,943,030 Class I shares to former Private BDC shareholders. The Fund commenced operations with approximately $530 million in equity and more than $800 million in total assets.

Prior to the Private BDC Merger, the Private BDC conducted private offerings (each, a “Private Offering”), where investors made a capital commitment to purchase shares of the Private BDC’s common shares of beneficial interest pursuant to a subscription agreement entered into with the Private BDC. Investors were required to make capital contributions to purchase shares of the Private BDC’s common shares of beneficial interest each time the Private BDC delivered a drawdown notice. The initial closing of the Private Offering occurred on April 19, 2022 (the “Initial Closing”). As of November 9, 2022, the Private BDC had $529.3 million in total capital commitments from investors and as of November 23, 2022, all such capital commitments were called. Upon the Private BDC Merger, Private BDC investors in any Closing were released from any further obligation to purchase additional common shares.

Further, on July 28, 2023, we completed the AGTB Merger, with AG Twin Brook Capital Income Fund continuing as the surviving company Prior to the AGTB Merger closing, AGTB was an affiliated BDC managed by AG Twin Brook Manager, LLC, a wholly-owned subsidiary of Angelo Gordon. As a result of the AGTB Merger, each share outstanding of AGTB’s common stock, par value $0.001 per share, was converted into the right to receive $20 per share in cash, without interest, subject to any applicable withholding taxes. We paid total cash consideration in connection with the AGTB Merger of approximately $193 million, subject to certain customary post-closing adjustments.

On May 15, 2023, Angelo Gordon announced that it and certain of its affiliated entities entered into a transaction agreement with TPG Inc. (“TPG”) and certain of its affiliated entities pursuant to which TPG has agreed to acquire Angelo Gordon on the terms and subject to the conditions set forth in the transaction agreement (the “TPG Transaction”). TPG (NASDAQ: TPG) is a leading global alternative asset manager with approximately $138.6 billion in assets under management as of June 30, 2023. Following the TPG Transaction, Angelo Gordon and the Adviser (which also serves as our Administrator) will be indirect subsidiaries of TPG. Our investment objective, investment strategy and team remains unchanged, and the TPG Transaction is not expected to have a material impact on our operations. The TPG Transaction is expected to close in the fourth quarter of 2023, subject to customary closing conditions. See “Investment Objectives and Strategies—The Adviser and the Administrator” for more information.

Investments

We invest principally in privately originated senior secured loans to U.S. middle market companies, which we believe have consistent capital needs and have not only been underserved in recent years by traditional providers of capital such as banks and the public debt markets, but also for a variety of reasons may prefer working with experienced non-bank lenders. Our origination strategy focuses on the middle market private equity community. This financing is utilized for a variety of purposes, including to fund organic growth, acquisitions, recapitalizations, management buyouts and leveraged buyouts for companies with revenue generally under $500 million. In describing our business, we generally use the term “middle market” to refer to companies with EBITDA of between $3 million and $50 million annually; however, we intend to focus our investing in companies with EBITDA of less than $25 million. Notwithstanding the foregoing, the Adviser may determine whether companies qualify as “middle market” in its sole discretion, and we may from time to time invest in larger or smaller companies.

By investing predominantly in senior secured debt, we expect to reduce our risk of principal loss and deliver more stable returns over time as compared with investments in bonds, unsecured loans, mezzanine investments and public, private and project equity. However, we may also invest opportunistically in other parts of the capital structure, including senior secured stretch and unitranche facilities, second lien loans, mezzanine and mezzanine-related loans, and equity investments, as well as select other subordinated instruments either directly or through acquisitions in the secondary market.

The level of our investment activity depends on many factors, including the amount of debt and equity capital available to prospective portfolio companies, the level of merger, acquisition and refinancing activity for such companies, the availability of credit to finance transactions, the general economic environment and the competitive environment for the types of investments we make.

As a BDC, we must invest at least 70% of our assets in “eligible portfolio companies,” generally, U.S. private operating companies (or small U.S. public operating companies with a market capitalization of less than $250 million). As a BDC, we may also invest up to 30% of our portfolio in non-eligible portfolio company investments, such as investments in non-U.S. companies, which may include investments in a “passive foreign investment company.” Because we have elected to be regulated as a BDC, and we intend to elect to be treated, and intend to qualify annually thereafter, as a RIC, our portfolio will also be subject to the diversification and other requirements under the Code. Subject to the limitations of the 1940 Act, we may invest in loans or other securities, the proceeds of which may refinance or otherwise repay debt or securities of companies whose debt is owned by other Angelo Gordon funds. From time to time, we may co-invest with other Angelo Gordon funds. See “Regulation—Exemptive Relief.”

See “Investment Objectives and Strategies” for more information about our investment strategies. Our investments are subject to a number of risks. See “Risk Factors.”

Revenues

We generate revenues primarily through the receipt of interest income from the investments we hold. In addition, we generate income from various loan origination and other fees and from dividends on direct equity investments. In addition, we may generate revenue in the form of commitment, origination, administration, amendment, and loan servicing fees. Loan origination fees, original issue discount and market discount or premium are capitalized as part of the underlying cost of the investments and accreted or amortized over the life of the investment as interest income. We record contractual prepayment premiums on loans and debt securities as interest income.

Our debt investment portfolio consists of primarily floating rate loans. As of June 30, 2023 and December 31, 2022, 100% of our debt investments, based on fair value, bore interest at floating rates, which may be subject to interest rate floors. Variable-rate investments subject to a floor generally reset periodically to the applicable floor, only if the floor exceeds the index. Trends in base interest rates, such as Term SOFR, may affect our net investment income over the long term. In addition, our results may vary from period to period depending on the interest rates of new investments made during the period compared to investments that were sold or repaid during the period; these results reflect the characteristics of the particular portfolio companies that we invested in or exited during the period and not necessarily any trends in our business or macroeconomic trends.

Dividend income that we receive from our ownership of private securities is recorded pursuant to the terms of the respective investments.

Expenses

Our primary operating expenses include the payment of fees to the Adviser under the Investment Management Agreement, our allocable portion of expenses under the Administration Agreement, interest expense related to borrowings outstanding, and other operating costs described below.

We are responsible for all costs and expenses incurred in connection with the operations of the Fund and locating, structuring, consummating, maintaining and disposing of investments and potential investments (whether or not the acquisition is consummated), including but not limited to legal, regulatory, accounting and other professional or third-party costs or disbursements including travel, rent or lodging, out-of-pocket expenses of the Adviser, the fees and expenses of any independent counsel engaged by the Adviser and out-of-pocket expenses related to third-party service providers (including loan servicer fees), placement agent fees and expenses, advertising expenses, litigation expenses, brokerage commissions, clearing and settlement charges and other transaction costs, custody fees, interest expenses, financing charges, initial and variation margin, broken deal expenses, compensation (which may include fees or performance-based compensation) of Advisers, consultants and finders, joint venture partners, or other professionals relating to the Fund’s operations and investments or potential investments (whether or not completed), which may include costs incurred to attend or sponsor networking and other similar events hosted by both for-profit and not-for-profit organizations (which may include organizations affiliated with current or prospective investors), specific expenses incurred in connection with the Fund’s information and data technology systems, fees of pricing and valuation services, appraisal costs and brokerage expenses. We will also bear all commitment fees and any transfer or recording taxes, registration fees and other expenses in connection with acquisitions and dispositions of investments, and all expenses relating to the ownership and operation of investments, including taxes, interest, insurance, and other fees and expenses. Travel expenses may include first-class airfare and limited use of private or charter aircraft, as well as premium accommodations, in accordance with our Adviser’s policies related thereto.

In addition, we will bear all costs of the administration of the Fund, including but not limited to accounting expenses (including accounting systems) and expenses relating to audit, legal and regulatory expenses (including filings with U.S. and non-U.S. regulators and compliance obligations), costs associated with our reporting and compliance obligations under the 1940 Act and other applicable U.S. federal and state securities laws, fees and expenses of any administrators in connection with the administration of the Fund, expenses relating to the maintenance of registered offices of the Fund to the extent provided by unaffiliated service providers, temporary office space of non-employee consultants or auditors, blue sky and corporate filing fees and expenses, corporate licensing expenses, indemnification expenses, costs of holding any meetings or conferences of investors or their delegates or Advisers (including meetings of the Adviser and related activities), Independent Trustees’ fees and expenses, costs of any litigation or threatened litigation or costs of any investigation or legal inquiries involving Fund activities (including regulatory sweeps), the cost of any liability insurance or fidelity coverage for the Fund, including any trustees’ and officers’ liability insurance and key-person life insurance policies, maintained with respect to liabilities arising in connection with the activities of our trustees and officers conducted on behalf of the Fund, costs associated with reporting and providing information to existing and prospective investors, including printing and mailing costs, wind-up and liquidation expenses, and any extraordinary expenses arising in connection with the operations of the Fund.

From time to time, the Adviser, the Administrator or their affiliates may pay third-party providers of goods or services. We will reimburse the Adviser, the Administrator or such affiliates thereof for any such amounts paid on our behalf. From time to time, the Adviser or the Administrator may defer or waive fees and/or rights to be reimbursed for expenses. All of the foregoing expenses will ultimately be borne by our shareholders, subject to the cap on organization and offering expenses described above.

Expense Support and Conditional Reimbursement Agreement
We have entered into an Expense Support and Conditional Reimbursement Agreement (the “Expense Support Agreement”) with the Adviser. The Adviser may elect to pay certain of our expenses on our behalf (each, an “Expense Payment”), provided that no portion of the payment will be used to pay any interest expense or shareholder servicing and/or distribution fees of the Fund. Any Expense Payment that the Adviser has committed to pay must be paid by the Adviser to us in any combination of cash or other immediately available funds no later than 45 days after such commitment was made in writing, and/or offset against amounts due from us to the Adviser or its affiliates.
Following any calendar month in which Available Operating Funds (as defined below) exceed the cumulative distributions accrued to the Fund’s shareholders based on distributions declared with respect to record dates occurring in such calendar month (the amount of such excess being hereinafter referred to as “Excess Operating Funds”), we shall pay such Excess Operating Funds, or a portion thereof, to the Adviser until such time as all Expense Payments made by the Adviser to the Fund within three years prior to the last business day of such calendar month have been reimbursed. Any payments required to be made by the Fund shall be referred to herein as a “Reimbursement Payment.” Available Operating Funds means the sum of (i) our net investment company taxable income (including net short-term capital gains reduced by net long-term capital losses), (ii) our net capital gains (including the excess of net long-term capital gains over net short-term capital losses) and (iii) dividends and other distributions paid to us on account of investments in portfolio companies (to the extent such amounts listed in clause (iii) are not included under clauses (i) and (ii) above).
No Reimbursement Payment for any month will be made if: (1) the “Effective Rate of Distributions Per Share” (as defined below) declared by us at the time of such Reimbursement Payment is less than the Effective Rate of Distributions Per Share at the time the Expense Payment was made to which such Reimbursement Payment relates, or (2) our “Operating Expense Ratio” (as defined below) at the time of such Reimbursement Payment is greater than the Operating Expense Ratio at the time the Expense Payment was made to which such Reimbursement Payment relates. Pursuant to the Expense Support Agreement, “Effective Rate of Distributions Per Share” means the annualized rate (based on a 365 day year) of regular cash distributions per share exclusive of returns of capital, distribution rate reductions due to distribution and shareholder fees, and declared special dividends or special distributions, if any. The “Operating Expense Ratio” is calculated by dividing Operating Expenses, less organizational and offering expenses, base management and incentive fees owed to Adviser, and interest expense, by our net assets.
The Fund’s obligation to make a Reimbursement Payment shall automatically become a liability of the Fund on the last business day of the applicable calendar month, except to the extent the Adviser has waived its right to receive such payment for the applicable month.
Revenue Recognition
Interest Income
Interest income is recorded on an accrual basis and includes the accretion of discounts and amortizations of premiums. Discounts from and premiums to par value on debt investments purchased are accreted/amortized into interest income over the life of the respective security using the effective interest method. The amortized cost of debt investments represents the original cost, including loan origination fees and upfront fees received that are deemed to be an adjustment to yield, adjusted for the accretion of discounts and amortization of premiums, if any. Upon prepayment of a loan or debt security, any prepayment premiums, unamortized upfront loan origination fees and unamortized discounts are recorded as interest income in the current period.

PIK Income
The Fund may have loans in its portfolio that contain PIK provisions. PIK represents interest that is accrued and recorded as interest income at the contractual rates, increases the loan principal on the respective capitalization dates, and is generally due at maturity. Such income is included in interest income in the Fund’s statement of operations. If at any point the Fund believes PIK is not expected to be realized, the investment generating PIK will be placed on non-accrual status. When a PIK investment is placed on non-accrual status, the accrued, uncapitalized interest is generally reversed through interest income. To maintain the Fund’s status as a RIC, this non-cash source of income must be paid out to shareholders in the form of dividends, even though the Fund has not yet collected cash.
Dividend Income
Dividend income on preferred equity securities is recorded on the accrual basis to the extent that such amounts are payable by the portfolio company and are expected to be collected. Dividend income on common equity securities is recorded on the record date for private portfolio companies or on the ex-dividend date for publicly-traded portfolio companies.
Fee Income
The Fund may receive various fees in the ordinary course of business such as structuring, consent, waiver, amendment, syndication fees as well as fees for managerial assistance rendered by the Fund to the portfolio companies. Such fees are recognized as income when earned or the services are rendered.
Non-Accrual Income
Loans are generally placed on non-accrual status when there is reasonable doubt that principal or interest will be collected in full. Accrued interest is generally reversed when a loan is placed on non-accrual status. Additionally, any original issue discount and market discount are no longer accreted to interest income as of the date the loan is placed on non-accrual status. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management’s judgment regarding collectability. Non-accrual loans are restored to accrual status when past due principal and interest is paid current and, in management’s judgment, are likely to remain current. Management may make exceptions to this treatment and determine to not place a loan on non-accrual status if the loan has sufficient collateral value and is in the process of collection.
Distributions
To the extent that the Fund has taxable income available, the Fund intends to make monthly distributions to its shareholders. Distributions to shareholders are recorded on the record date. All distributions will be paid at the discretion of our Board of Trustees and will depend on our earnings, financial condition, maintenance of our tax treatment as a RIC, compliance with applicable BDC regulations and such other factors as our Board of Trustees may deem relevant from time to time.
Income Taxes
The Fund has elected to be treated as a BDC under the 1940 Act. The Fund also intends to elect to be treated as a RIC under the Code. So long as the Fund maintains its status as a RIC, it generally will not pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that it distributes at least annually to its shareholders as dividends. Rather, any tax liability related to income earned and distributed by the Fund would represent obligations of the Fund’s investors and would not be reflected in the financial statements of the Fund.
The Fund evaluates tax positions taken or expected to be taken in the course of preparing its financial statements to determine whether the tax positions are “more-likely-than-not” to be sustained by the applicable tax authority. Tax positions not deemed to meet the “more-likely-than-not” threshold are reserved and recorded as a tax benefit or expense in the current year. All penalties and interest associated with income taxes are included in income tax expense. Conclusions regarding tax positions are subject to review and may be adjusted at a later date based on factors including, but not limited to, ongoing analyses of tax laws, regulations and interpretations thereof.
To qualify for and maintain qualification as a RIC, the Fund must, among other things, meet certain source-of-income and asset diversification requirements. In addition, to qualify for RIC tax treatment, the Fund must distribute to its shareholders, for each taxable year, at least 90% of the sum of (i) its “investment company taxable income” for that year (which is generally its ordinary income plus the excess, if any, of its realized net short-term capital gains over its realized net long-term capital losses, reduced by deductible expenses but determined without regard to the deduction for dividends paid) and (ii) its net tax-exempt income.
In addition, based on the excise tax distribution requirements, the Fund is subject to a 4% nondeductible federal excise tax on undistributed income unless the Fund distributes in a timely manner in each taxable year an amount at least equal to the sum of (1) 98% of its ordinary income for the calendar year, (2) 98.2% of capital gain net income (both long-term and short-term) for the one-year period ending October 31 in that calendar year and (3) any income realized, but not distributed, in prior years. For this purpose, however, any ordinary income or capital gain net income retained by the Fund that is subject to corporate income tax is considered to have been distributed.

Leverage
In accordance with the 1940 Act, we can borrow amounts such that our asset coverage, as defined in the 1940 Act, is at least 150% after such borrowings, subject to certain limitations. We may from time to time increase the size of our existing credit facilities or enter into new credit facilities. Any such incurrence would be subject to prevailing market conditions, our liquidity requirements, contractual and regulatory restrictions and other factors.
As of June 30, 2023, we had borrowings of $423.2 million outstanding at an average all-in rate of 7.53%, which is included in debt on the consolidated statements of assets and liabilities. As of December 31, 2022, the Company had borrowings of $323.2 million outstanding at an average all-in rate of 4.71%. We incurred approximately $9.2 million and $16.5 million of interest and unused commitment fees for the three and six months ended June 30, 2023, which is included in interest expense on the consolidated statements of operations. The carrying values of borrowings outstanding under the debt facilities approximate fair value.

Portfolio and Investment Activity
As of June 30, 2023, based on fair value, our portfolio consisted of 96.08% first lien senior secured debt investments and 3.92% investments in affiliated funds, that hold our equity co-investments. As of December 31, 2022, based on fair value, our portfolio consisted of 96.67% first lien senior secured debt investments and 3.33% investments in affiliated funds.
As of June 30, 2023, we had investments in 56 portfolio companies with an aggregate fair value of $984.3 million. As of December 31, 2022, we had investments in 46 portfolio companies with an aggregate fair value of $824.5 million.
Our investment activity for the three months ended June 30, 2023 and 2022 is presented below (information presented herein is at par value unless otherwise indicated).

(Amounts in thousands)	Three Months Ended June 30, 2023	Three Months Ended June 30, 2022
Principal amount of investments committed (including add-ons):
First lien senior secured debt investments	$126,498	$135,729
Investment in affiliated funds	3,542	2,248
Total principal amount of investments committed	$130,040	$137,977
Principal amount of investments sold or repaid:
First lien senior secured debt investments	$(46,651)	$—
Investment in affiliated funds	(2)
Total principal amount of investments sold or repaid	$(46,653)	$—
New debt investments(1):
New commitments	$110,983	$135,729
Number of new commitments in new portfolio companies(2)	6	7
Average new commitment amount	$18,497	$19,390
Weighted average term for new commitments (in years)	4.6	4.0
Percentage of new commitments at floating rates	100.0%	100.0%
Percentage of new commitments at fixed rates	—%	—%
(1)Amounts shown exclude add-on transactions to existing portfolio companies during the period.
(2)Number of new debt investment commitments represent commitments to a particular portfolio company.
As of June 30, 2023 and December 31, 2022 our investments consisted of the following:

	June 30, 2023		December 31, 2022
(Amounts in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
First lien senior secured debt	$943,989	$945,778	$795,429	$797,019

Investment in affiliated funds	34,165	38,564	27,234	27,468
Total investments	$978,154	$984,342	$822,663	$824,487

The table below describes investments by industry composition based on fair value as of June 30, 2023 and December 31, 2022:

	June 30, 2023	December 31, 2022
Air freight and logistics	2.0%	2.4%
Auto components	2.0%	0.9%
Chemicals	0.4%	0.5%
Commercial services and supplies	3.0%	2.2%
Construction and engineering	6.3%	6.2%
Containers and packaging	5.8%	6.9%
Diversified consumer services	6.8%	6.1%
Electrical equipment	1.0%	1.2%
Electronic equipment, instruments and components	1.3%	1.3%
Food and staples retailing	1.9%	3.5%
Food products	4.1%	4.1%
Health care equipment and supplies	4.3%	4.1%
Health care providers and services	28.6%	26.4%
Health care technology	2.8%	3.0%
Household durables	7.0%	6.1%
Industrial Conglomerates	1.4%	—%
IT services	0.8%	3.9%
Machinery	1.9%	2.2%
Media	7.1%	8.5%
Multisector holdings	3.9%	3.3%
Professional services	1.6%	1.9%
Software	1.2%	1.4%
Specialty retail	0.9%	1.2%
Trading companies and distributors	3.9%	2.7%
Total	100.0%	100.0%

As of June 30, 2023 and December 31, 2022, 100% of our investments were based in the United States.
The weighted average yields and interest rates of our funded debt investments as of June 30, 2023 and December 31, 2022 were as follows:

	June 30, 2023	December 31, 2022
Weighted average total yield of funded debt investments at cost	11.4%	10.9%
Weighted average total yield of funded debt investments at fair value	11.4%	10.9%
Weighted average interest rate of funded debt investments (1)	11.4%	10.6%
Weighted average spread over reference rates of all floating rate funded debt investments	6.0%	5.9%
(1)Calculated using actual interest rates in effect as of June 30, 2023 and December 31, 2022 based on borrower elections.

The weighted average yield of our funded debt investments is not the same as a return on investment for our shareholders but, rather, relates to a portion of our investment portfolio and is calculated before the payment of all of our and our subsidiaries’ fees and expenses. The weighted average yield was computed using the effective interest rates of each investment as of each respective date, including accretion of original issue discount, but excluding investments on non-accrual status, if any. There can be no assurance that the weighted average yield will remain at its current level.

Our Adviser monitors our portfolio companies on an ongoing basis. It monitors the financial trends of each portfolio company to determine if they are meeting their respective business plans and to assess the appropriate course of action with respect to each portfolio company. Our Adviser has several methods of evaluating and monitoring the performance and fair value of our investments, which may include the following:

•assessment of success of the portfolio company in adhering to its business plan and compliance with covenants;
•periodic and regular contact with portfolio company management and, if appropriate, the financial or strategic sponsor, to discuss financial position, requirements and accomplishments;
•comparisons to other companies in the portfolio company’s industry; and
•review of monthly or quarterly financial statements and financial projections for portfolio companies.

As part of the monitoring process, our Adviser employs an investment rating system to categorize our investments. In addition to various risk management and monitoring tools, our Adviser rates the credit risk of all debt investments on a scale of A to F. This system is intended primarily to reflect the underlying risk of a portfolio investment relative to our initial cost basis in respect of such portfolio investment (i.e., at the time of origination or acquisition), although it may also take into account the performance of the portfolio company’s business, the collateral coverage of the investment and other relevant factors. The rating system is as follows:

Investment Rating	Description
A	A loan supported by exceptional financial strength, stability and liquidity;
B	As a general rule, a new transaction will be risk rated a “B” loan. Overtime, a “B” loan is supported by good financial strength, stability and liquidity;
C	A loan that is exhibiting deteriorating trends, which if not corrected could jeopardize repayment of the debt. In general, a default by the borrower of one of its financial performance covenants (leverage or coverage ratios) would warrant a downgrade of a loan to a risk rating of “C”;
D	A loan that has a well-defined weakness that jeopardizes the repayment of the debt or the ongoing enterprise value of the borrower;
E	A loan that has an uncured payment default; and
F	An asset that is considered uncollectible or of such little value that its continuance as a booked asset is unwarranted.
Our Adviser rates the investments in our portfolio at least quarterly and it is possible that the rating of a portfolio investment may be reduced or increased over time. For investments rated C through F, our Adviser enhances its level of scrutiny over the monitoring of such portfolio company.

The following table shows the composition of our debt investments on the A to F rating scale as of June 30, 2023 and December 31, 2022:

	June 30, 2023		December 31, 2022
Investment Rating	Investments at Fair Value	Percentage of Total Debt Investments	Investments at Fair Value	Percentage of Total Debt Investments
(Amounts in thousands)
A	$—	—	$—	—
B	945,778	100.0%	797,019	100.0%
C	—	—	—	—
D	—	—	—	—

E	—	—	—	—
F	—	—	—	—
Total	$945,778	100.0%	$797,019	100.0%

The following table shows the amortized cost of our performing and non-accrual debt investments as of June 30, 2023 and December 31, 2022:

	June 30, 2023		December 31, 2022
(Amounts in thousands)	Amortized Cost	Percentage	Amortized Cost	Percentage
Performing	$943,989	100.0%	$795,429	100.0%
Non-accrual	—	—	—	—
Total	$943,989	100.0%	$795,429	100.0%

Loans are generally placed on non-accrual status when there is reasonable doubt that principal or interest will be collected in full. Accrued interest is generally reversed when a loan is placed on non-accrual status. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon the Adviser’s judgment regarding collectability. Non-accrual loans are restored to accrual status when past due principal and interest is paid current and, in the Adviser’s judgment, are likely to remain current. Management may make exceptions to this treatment and determine to not place a loan on non-accrual status if the loan has sufficient collateral value and is in the process of collection.

Results of Operations

The following table represents the operating results for the three and six months ended June 30, 2023, and for the three months ended June 30, 2022 and for the period from January 27, 2022 (Inception) to June 30, 2022:

(Amounts in thousands)	Three Months Ended June 30, 2023	Three Months Ended June 30, 2022	Six Months Ended June 30, 2023	Period from January 27, 2022 (Inception) to June 30, 2022
Total investment income	$28,643	$715	$53,710	$715
Less: expenses and taxes	16,282	914	31,386	1,234
Net investment income (loss)	12,361	(199)	22,324	(519)
Net realized gain (loss)	—	—	(18)	—
Net change in unrealized gain (loss)	1,673	(6)	4,364	(6)
Net increase (decrease) in net assets resulting from operations	$14,034	$(205)	$26,670	$(525)

Net increase (decrease) in net assets resulting from operations can vary from period to period as a result of various factors, including the level of new investment commitments, expenses, the recognition of realized gains and losses and changes in unrealized appreciation and depreciation on the investment portfolio.

Investment Income
Investment income for the three and six months ended June 30, 2023, and for the three months ended June 30, 2022 and for the period from January 27, 2022 (Inception) to June 30, 2022, were as follows:

(Amounts in thousands)	Three Months Ended June 30, 2023	Three Months Ended June 30, 2022	Six Months Ended June 30, 2023	Period from January 27, 2022 (Inception) to June 30, 2022
Interest	$28,312	$297	$52,451	$297
Other	331	418	1,259	418
Total investment income	$28,643	$715	$53,710	$715

Increases in interest and other investment income were driven by deployment of capital, rising interest rates and an increase in investment activity. Total investments as of June 30, 2023 were $984 million as compared to $86 million as of June 30, 2022.

Expenses
Expenses for the three and six months ended June 30, 2023, and for the three months ended June 30, 2022 and for the period from January 27, 2022 (Inception) to June 30, 2022, were as follows:

(Amounts in thousands)	Three Months Ended June 30, 2023	Three Months Ended June 30, 2022	Six Months Ended June 30, 2023	Period from January 27, 2022 (Inception) to June 30, 2022
Interest	$9,625	$104	$17,317	$104
Income incentive fees	1,915	—	3,585	—
Management fees	1,770	174	3,410	174
Offering costs	836	60	1,618	60
Professional fees	721	16	1,273	16
Other	357	38	643	38
Administrative fees	321	255	1,072	255
Capital gains incentive fees	209	—	543	—
Organizational costs	—	61	528	381
Accounting fees	114	72	272	72
Insurance fees	23	82	112	82
Trustees' fees	45	52	89	52
Total expenses	$15,936	$914	$30,462	$1,234
Increases in interest and other expenses were driven by the Company’s continued deployment of capital, rising interest rates and an increase in investment activity and leverage.
Increases in incentive fees are correlated to an increase in net assets from operations. For the three months ended June 30, 2022 and for the period from January 27, 2022 (Inception) to June 30, 2022, there were net decreases in net assets resulting from operations, therefore there were no fees accrued. For the three and six months ended June 30, 2023, there were increases in net assets resulting from operations of $14.0 million and $26.7 million, respectively, driving the increase in fees. Increases in management fees are correlated to an increase in the net asset value, which increased from $174.5 million as of June 30, 2022, to $596.9 million as of June 30, 2023.
Under the terms of the Administration Agreement and Investment Management Agreement, we reimburse the Administrator and Adviser, respectively, for services performed for us. In addition, pursuant to the terms of these agreements, the Administrator and Adviser may delegate its obligations under these agreements to an affiliate or to a third party and we reimburse the Administrator and Adviser for any services performed for us by such affiliate or third party.
For the three and six months ended June 30, 2023, the Administrator charged approximately $321,000 and $1,072,000, respectively, for certain costs and expenses allocable to the Company under the terms of the Administration Agreement. For the three months ended June 30, 2022 and for the period from January 27, 2022 (Inception) to June 30, 2022, the Administrator charged approximately $255,000 for certain costs and expenses allocable to the Company under the terms of the Administration Agreement.

Income Taxes, including Excise Taxes

We intend to elect to be treated as a RIC under Subchapter M of the Code, and we intend to operate in a manner so as to continue to qualify for the tax treatment applicable to RICs. To continue to qualify for tax treatment as a RIC, we must, among other things, distribute to our shareholders in each taxable year generally at least 90% of our investment company taxable income, as defined by the Code, and net tax-exempt income for that taxable year. To maintain our tax treatment as a RIC, we, among other things, intend to make the requisite distributions to our shareholders, which generally relieves us from corporate-level U.S. federal income taxes.

Depending on the level of taxable income earned in a tax year, we may carry forward taxable income (including net capital gains, if any) in excess of current year dividend distributions from the current tax year into the next tax year and pay a nondeductible 4% U.S. federal excise tax on such taxable income, as required. To the extent that we determine that our estimated current year annual taxable income will be in excess of estimated current year dividend distributions from such income, we will accrue excise tax on estimated excess taxable income. For the three and six months ended June 30, 2023 and for the period from January 27, 2022 (Inception) to December 31, 2022, we did not accrue U.S. federal excise tax.
We conduct certain activities through our wholly-owned subsidiary, Twin Brook Equity XXXIII Corp., a Delaware corporation. Twin Brook Equity XXXIII Corp. is treated as a corporation for United States federal income tax purposes and is subject to U.S. federal, state or local income tax. For the three and six months ended June 30, 2023, the Company accrued $0 of current federal tax. For the three and six months ended June 30, 2023, the company accrued $346,000 and $924,000 of deferred federal tax related to Twin Brook Equity XXXIII Corp., which is included as "deferred federal tax provision” on the Statements of Operations.

Net Change in Unrealized Gains (Losses) on Investment Transactions
We fair value our portfolio investments quarterly and any changes in fair value are recorded as unrealized gains or losses. During the three and six months ended June 30, 2023, and during the three months ended June 30, 2022 and for the period from January 27, 2022 (Inception) to June 30, 2022, net unrealized gains (losses) on our investment transactions were as follows:

(Amounts in thousands)	Three Months Ended June 30, 2023	Three Months Ended June 30, 2022		Six Months Ended June 30, 2023	Period from January 27, 2022 (Inception) to June 30, 2022
Non-controlled, non-affiliated investments	$29	$(6)	$(6)	$199	$(6)
Non-controlled, affiliated investments	1,644	—	—	4,165	—
Net change in unrealized gain (loss) on investment transactions	$1,673	$(6)	$(6)	$4,364	$(6)
For the three and six months ended June 30, 2023, the net unrealized gains were primarily driven by an increase in the fair value of our investments driven primarily by strong financial results of portfolio companies. The unrealized gains were also driven by improved performance of equity investments that increased our net asset value in the affiliated fund for the three and six months ended June 30, 2023.

For the three months ended June 30, 2022 and for the period from January 27, 2022 (Inception) to June 30, 2022, the net unrealized loss was primarily driven by a decrease in the fair value of our investments.

Net Realized Gains (Losses) on Investment Transactions
The realized gains and losses on fully and partially exited portfolio companies during the three and six months ended June 30, 2023, and during the three months ended June 30, 2022 and for the period from January 27, 2022 (Inception) to June 30, 2022, were as follows:

(Amounts in thousands)	Three Months Ended June 30, 2023	Three Months Ended June 30, 2022	Six Months Ended June 30, 2023	Period from January 27, 2022 (Inception) to June 30, 2022
Net realized gain (loss) on investments	$—	$—	$(18)	$—
Net realized gain (loss) on investments	$—	$—	$(18)	$—

Financial Condition, Liquidity, and Capital Resources

Our liquidity and capital resources are generated primarily from the net proceeds of our continuous offering of common shares, cash flows from interest, dividends and fees earned from our investments and principal repayments, and credit facilities. The primary uses of our cash are (1) investments in portfolio companies and other investments to comply with certain portfolio diversification requirements, (2) the cost of operations (including paying our Adviser and Administrator or its affiliates), (3) debt service of any borrowings and (4) cash distributions to the holders of our shares.

We may from time to time increase the size of our existing credit facilities. Any such incurrence would be subject to prevailing market conditions, our liquidity requirements, contractual and regulatory restrictions and other factors. In accordance with the 1940 Act, with certain limited exceptions, we are only allowed to incur borrowings, issue debt securities or issue preferred stock, if immediately after the borrowing or issuance, the ratio of total assets (less total liabilities other than indebtedness) to total indebtedness plus preferred stock, is at least 150%. There were $423.2 million outstanding borrowings as of June 30, 2023. We seek to carefully consider our unfunded commitments for the purpose of planning our ongoing financial leverage. Further, we maintain sufficient borrowing capacity within the 150% asset coverage limitation to cover any outstanding unfunded commitments we are required to fund.
Cash as of June 30, 2023, taken together with our available debt capacity of $136.3 million, is expected to be sufficient for our investing activities and to conduct our operations.
As of June 30, 2023 we had $41.3 million in cash. During the six months ended June 30, 2023, we used $124.6 million in cash for operating activities, primarily as a result of funding portfolio investments of $253.8 million and partially offset by other operating activities of $129.2 million. Cash provided by financing activities was $127.4 million during the period, primarily the result of proceeds from the issuance of common shares and debt borrowings.
Net Worth of Sponsors

The North American Securities Administrators Association (“NASAA”), in its Omnibus Guidelines Statement of Policy adopted on March 29, 1992 and as amended on May 7, 2007 and from time to time (the “Omnibus Guidelines”), requires that our affiliates and Adviser, or our Sponsor as defined under the Omnibus Guidelines, have an aggregate financial net worth, exclusive of home, automobiles and home furnishings, of the greater of either $100,000, or 5.0% of the first $20 million of both the gross amount of securities currently being offered in this offering and the gross amount of any originally issued direct participation program securities sold by our affiliates and sponsors within the past 12 months, plus 1.0% of all amounts in excess of the first $20 million. Based on these requirements, our Adviser and its affiliates, while not liable directly or indirectly for any indebtedness we may incur, have an aggregate financial net worth in excess of those amounts required by the Omnibus Guidelines Statement of Policy.

Equity

Subscriptions

As of December 31, 2022, the Advisor contributed $50,000 of capital to the Fund. In exchange for this contribution, the Advisor has received 2,000 Class I shares of the Fund.

At the effective time of the Private BDC Merger (the “Effective Time”), common shares of beneficial interest, par value $0.001 per share, of Private BDC outstanding immediately prior to the Effective Time were converted into a number of Class I shares of beneficial interest, par value $0.001 per share, of the Fund equal to a ratio of one to one. As a result, the Fund issued an aggregate of approximately 20.9 million Common Shares to former Private BDC shareholders. The Common Shares issued and outstanding immediately prior to the Effective Time remained outstanding upon the Effective Time and were unaffected by the Private BDC Merger. As a result, immediately following the Private BDC Merger, the Fund had approximately 20,945,030 Class I shares outstanding, and no Class S or D shares outstanding.

Period from January 27, 2022 (Inception) to December 31, 2022
	Shares	Amount in Millions
Class I:
Proceeds from shares sold	20,942,970	$ 529.3
Distributions reinvested	—	—
Net increase (decrease)	20,942,970	$ 529.3

As of June 30, 2023, the Fund had 23,183,428 shares issued and outstanding with a par value of $0.001 per share.

The following tables summarize transactions in common shares during the three and six months ended June 30, 2023, and the three months ended June 30, 2022 and for the period from January 27, 2022 (Inception) to June 30, 2022:

Three Months Ended June 30, 2023
	Shares	Amount in Thousands
Class I:
Proceeds from shares sold	1,921,844	$49,325
Distributions reinvested	11,162	$284
Net increase (decrease)	1,933,006	$49,609

Six Months Ended June 30, 2023
	Shares	Amount in Thousands
Class I:
Proceeds from shares sold	2,227,236	$57,140
Distributions reinvested	11,162	$284
Net increase (decrease)	2,238,398	$57,424

Three Months Ended June 30, 2022
	Shares	Amount in Thousands
Common Shares
Proceeds from shares sold	6,999,940	$174,998
Net increase (decrease)	6,999,940	$174,998

Period from January 27, 2022 (Inception) to June 30, 2022
	Shares	Amount in Thousands
Common Shares
Proceeds from shares sold	7,000,000	$175,000
Net increase (decrease)	7,000,000	$175,000

Net Asset Value per Share and Offering Price

The Fund determines NAV for each class of shares as of the last day of each calendar month. Share issuances related to monthly subscriptions are effective the first calendar day of each month. Shares are issued at an offering price equivalent to the most recent NAV per share available for each share class, which will be the prior calendar day NAV per share (i.e. the prior month-end NAV). The following table presents each month-end NAV per share for the common shares during the six months ended June 30, 2023:

NAV Per Share
For the Months Ended	Class I
January 31, 2023	$25.39
February 28, 2023	$25.59
March 31, 2023	$25.67
April 30, 2023	$25.65
May 31, 2023	$25.67
June 30, 2023	$25.75

Dividends

We plan to make monthly dividends at the Board’s discretion, starting with the first monthly distribution declared in March 2023. The following table reflects dividends declared on common shares during the six months ended June 30, 2023:

For the Six Months Ended June 30, 2023
Date Declared	Record Date	Payment Date	Dividend per Share	Amount in Thousands
March 27, 2023	March 31, 2023	April 28, 2023	$0.18	$3,825
April 26, 2023	April 28, 2023	May 31, 2023	$0.18	$4,019
May 25, 2023	May 31, 2023	June 30, 2023	$0.18	$4,103
June 27, 2023	June 30, 2023	July 28, 2023	$0.18	$4,173

There were no dividends declared for the three months ended June 30, 2022 and for the period from January 27, 2022 (Inception) to June 30, 2022.
Distribution Reinvestment Plan
The Company has adopted a distribution reinvestment plan, pursuant to which it reinvests all cash dividends declared by the Board on behalf of its shareholders who do not elect to receive their dividends in cash. As a result, if the Board authorizes, and the Company declares, a cash dividend or other distribution, then shareholders who have not opted out of our Company’s distribution reinvestment plan will have their cash distributions automatically reinvested in additional shares as described below, rather than receiving the cash dividend or other distribution. Distributions on fractional shares will be credited to each participating shareholder’s account to three decimal places.
Share Repurchase Plan
The Company has implemented a share repurchase program under which, at the discretion of the Board, the Company may repurchase, in each quarter, up to 5% of the NAV of the Company’s Common Shares outstanding (either by number of shares or aggregate NAV) as of the close of the previous calendar quarter. For the avoidance of doubt, such target amount is assessed each calendar quarter. The Board may amend or suspend the share repurchase program at any time (including to offer to purchase fewer shares) if in its reasonable judgment it deems such action to be in the best interest of shareholders, such as when a repurchase offer would place an undue burden on the Company’s liquidity, adversely affect the Company’s operations or risk having an adverse impact on the Company that would outweigh the benefit of the repurchase offer. As a result, share repurchases may not be available each quarter, or may only be available in an amount less than 5% of our Common Shares outstanding.
The Company intends to conduct such repurchase offers in accordance with the requirements of Rule 13e-4 promulgated under the Securities Exchange Act of 1934, as amended, and the 1940 Act. All shares purchased pursuant to the terms of each tender offer will be retired and thereafter will be authorized and unissued shares.
Under the share repurchase plan, to the extent the Company offers to repurchase shares in any particular quarter, it is expected to repurchase shares pursuant to tender offers using a purchase price equal to the NAV per share as of the last calendar day of the applicable quarter, except that shares that have not been outstanding for at least one year will be repurchased at 98% of such NAV (an “Early Repurchase Deduction”). The one-year holding period is measured as of the subscription closing date immediately following the prospective repurchase date. The Early Repurchase Deduction may be waived in the case of repurchase requests arising from the death, divorce or qualified disability of the holder; in the event that a shareholder’s shares are repurchased because the shareholder has failed to maintain the $500 minimum account balance; due to trade or operational error; and repurchases of shares submitted by discretionary model portfolio management programs (and similar arrangements) as approved by the Company. The Early Repurchase Deduction will be retained by the Company for the benefit of remaining shareholders.
During the three and six months ended June 30, 2023, no shares were repurchased.
Character of Distributions
The Company may fund its cash distributions to shareholders from any source of funds available to the Company, including but not limited to offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets, dividends or other distributions paid to it on account of preferred and common equity investments in portfolio companies and fee and expense reimbursement waivers from the Adviser, which is subject to recoupment, or the Administrator, if any.
Sources of distributions, other than net investment income and realized gains on a U.S. GAAP basis, include required adjustments to U.S. GAAP net investment income in the current period to determine taxable income available for distributions. The following tables present the sources of cash distributions on a U.S. GAAP basis that the Company has declared on its shares of common stock during the three and six months ended June 30, 2023:

For the Three Months Ended June 30, 2023
	Class I
Source of Distribution	Per Share	Amounts (in thousands)
Net investment income	$0.54	(12,295)
Net realized gains	—	—
Total	$0.54	$(12,295)

For the Six Months Ended June 30, 2023
	Class I
Source of Distribution	Per Share	Amounts (in thousands)
Net investment income	$0.72	(16,120)
Net realized gains	—	—
Total	$0.72	$(16,120)
Debt
In accordance with the 1940 Act, we can borrow amounts such that our asset coverage, as defined in the 1940 Act, is at least 150% after such borrowings, subject to certain limitations.
On June 17, 2022, Twin Brook Capital Funding XXXIII MSPV, LLC, as borrower (the “MSPV Borrower”), an indirect, wholly-owned subsidiary of the Company, entered into a new loan and servicing agreement (as amended, supplemented or otherwise modified from time to time, the “MSPV Credit Facility”) with Twin Brook Capital Funding XXXIII, LLC, as the transferor (the “Transferor”), AGTB Fund Manager, LLC, as the servicer, Morgan Stanley Asset Funding, Inc., as administrative agent, the lenders from time to time party thereto and The Bank of New York Mellon Trust Company, National Association, as the collateral agent, account bank and collateral custodian.
From time to time, the Transferor expects to sell and/or contribute certain investments to the MSPV Borrower. Proceeds from the MSPV Credit Facility will be used to finance the origination and acquisition of loans by the MSPV Borrower, including the purchase of such assets from the Transferor. The Company retains a residual interest in assets contributed to or acquired by the MSPV Borrower through its ownership of the MSPV Borrower. The MSPV Borrower is subject to meet certain covenants under the MSPV Credit Facility agreement. As of June 30, 2023 and December 31, 2022, the MSPV Borrower was in compliance with all such covenants.
The MSPV Credit Facility has a maximum principal amount of $500 million, subject to availability under a borrowing base which consists primarily of commercial loans acquired by the MSPV Borrower from the Transferor, a wholly-owned subsidiary of the Company. The MSPV Borrower may, subject to the applicable prepayment premium, prepay the loans and/or terminate or reduce the revolving commitments under the MSPV Credit Facility at any time without penalty. The obligation of the lenders to make revolving commitments under the MSPV Credit Facility will terminate on June 17, 2025 (the “Reinvestment Period”) with a scheduled final maturity date of June 17, 2027. The revolving loans are subject to an interest rate, during the Reinvestment Period, of Term SOFR plus 2.50% per annum and thereafter, Term SOFR plus 3.00% per annum.
On December 13, 2022, Twin Brook Capital Funding XXXIII ASPV, LLC, as borrower (the “ASPV Borrower”), an indirect, wholly-owned subsidiary of the Company, entered into a new Loan, Security and Collateral Management Agreement (as amended, supplemented or otherwise modified from time to time, the “ASPV Credit Facility”), with the Transferor, AGTB Fund Manager, LLC, as the collateral manager, Ally Bank, as administrative agent and arranger, Computershare Trust Company, National Association, as the collateral custodian, and the lenders from time to time party thereto.
From time to time, the Transferor expects to sell and/or contribute certain investments to the ASPV Borrower. Proceeds from the ASPV Credit Facility will be used to finance the origination and acquisition of loans by the ASPV Borrower, including the purchase of such assets from the Transferor. The Company retains a residual interest in assets contributed to or acquired by the ASPV Borrower through its ownership of the ASPV Borrower.
The ASPV Credit Facility created a revolving loan facility with an initial maximum principal amount of $300 million, subject to availability under a borrowing base which consists primarily of commercial loans acquired by the ASPV Borrower from the Transferor, a wholly-owned subsidiary of the Company. The ASPV Borrower may, subject to the applicable prepayment premium, prepay the loans and/or terminate or reduce the revolving commitments under the ASPV Credit Facility at any time without penalty. The obligation of the lenders to make revolving commitments under the ASPV Credit Facility will terminate on December 12, 2025 (the “Reinvestment Period”) with a scheduled final maturity date of December 12, 2027. The revolving loans will be subject to an interest rate of daily simple SOFR plus 2.875% per annum.
The ASPV Credit Facility is secured by all of the assets of the ASPV Borrower and a pledge of equity interests in the ASPV Borrower. The ASPV Borrower is subject to meet certain covenants under the ASPV Credit Facility agreement. As of June 30, 2023 and December 31, 2022, the ASPV Borrower was in compliance with all such covenants.
The carrying values of borrowings outstanding under the debt facilities approximate fair value. As of June 30, 2023 and December 31, 2022, the asset coverage ratio was 241.0% and 263.6%, respectively. Debt obligations consisted of the following as of June 30, 2023:

Debt obligations consisted of the following as of June 30, 2023:

	As of June 30, 2023
(Amounts in thousands)	Maximum Principal Amount Committed	Principal Amount Outstanding	Principal Amount Available(1)	Carrying Value	Assets Pledged as Collateral(2)
ASPV Credit Facility	$300,000	$91,400	$44,073	$91,400	$229,779
MSPV Credit Facility	$500,000	$331,800	$92,215	$331,800	$664,825
Total debt	$800,000	$423,200	$136,288	$423,200	$894,604
(1)The amount available reflects any limitations related to the facilities borrowing bases.

Debt obligations consisted of the following as of December 31, 2022:

	As of December 31, 2022
(Amounts in thousands)	Maximum Principal Amount Committed	Principal Amount Outstanding	Principal Amount Available(1)	Carrying Value	Assets Pledged as Collateral(2)
ASPV Credit Facility	$300,000	$20,000	$311	$20,000	$62,932
MSPV Credit Facility	$500,000	$303,200	$130,417	$303,200	$677,575
Total debt	$800,000	$323,200	$130,728	$323,200	$740,507
(1)The amount available reflects any limitations related to the facilities borrowing bases.
For the three and six months ended June 30, 2023, and for the three months ended June 30, 2022 and for the period from January 27, 2022 (Inception) to June 30, 2022, the components of interest expense were as follows:

(Amounts in thousands)	Three Months Ended June 30, 2023	Three Months Ended June 30, 2022	Six Months Ended June 30, 2023	Period from January 27, 2022 (Inception) to June 30, 2022
Interest expense	$9,196	$59	$16,450	$59
Amortization of deferred financing costs	429	45	867	45
Total interest expense	$9,625	$104	$17,317	$104
Average interest rate	7.46%	2.26%	7.30%	2.26%
Average daily borrowings	$414,790	$88	$386,850	$52

Off-Balance Sheet Arrangements
Other than contractual commitments and other legal contingencies incurred in the normal course of our business, we do not expect to have any off-balance sheet financings or liabilities.

Portfolio Company Commitments

Our investment portfolio may contain debt investments that are in the form of revolving lines of credit and unfunded delayed draw commitments, which require us to provide funding when requested by portfolio companies in accordance with the terms of the underlying loan agreements. Unfunded portfolio company commitments and funded debt investments are presented on the consolidated schedule of investments at fair value. Unrealized appreciation or depreciation, if any, is included in the consolidated statement of assets and liabilities and consolidated statement of operations.

As of June 30, 2023 and December 31, 2022, the Fund had the following outstanding commitments to fund investments in current portfolio companies:

Portfolio Company	June 30, 2023	December 31, 2022
First lien senior secured debt	(Amounts in thousands)	(Amounts in thousands)

Portfolio Company	June 30, 2023	December 31, 2022
A.P.A. Industries, LLC	$1,523	$—
ACES Intermediate, LLC	6,964	6,964
ADVI Health, LLC	1,062	1,062
AHR Intermediate, Inc	8,290	12,139
ARC Healthcare Technologies, LLC	—	9,947
Ascent Lifting, Inc.	1,834	1,345
Beghou Consulting, LLC	2,654	—
Benefit Plan Administrators of Eau Claire, LLC	7,263	8,990
BPCP EE Intermedco LLC	3387000	—
BPCP WLF Intermedco LLC	7,876	7,876
Bulk Lift International, LLC	1,748	1,748
Change Academy at Lake of the Ozarks, LLC	4,436	5,786
CL Services Acquisition, LLC	4,852	—
CPS Power Buyer, LLC	2,049	4,705
Custom Agronomics Holdings, LLC	2,312	2,312
Double E Company, LLC	3,694	4,314
Endodontic Practice Partners, LLC	5,301	6,696
Esquire Deposition Solutions, LLC	2,923	6,007
Flourish Research Acquisition, LLC	2,991	—
H2 Holdco, Inc.	9,549	—
Helpware, Inc.	3,205	3,205
Hultec Buyer, LLC	3,442	—
Icreon Holdings, LLC	1,049	1,049
Industrial Air Flow Dynamics, Inc.	2,537	2,114
IPC Pain Acquistion, LLC	2,188	11,945
Ironhorse Purchaser, LLC	2,132	11,624
ITSavvy LLC	1,969	4,784
K-1 Packaging Group, LLC.	6,748	6,748
Kwalu, LLC	5,061	5,061
Load One Purchaser Corporation	9,214	9,214
MacKenzie Childs Acquisition, Inc.	450	445
Medical Technology Associates, Inc.	1,929	1,929
MWEC Management, LLC	3,192	—
Nasco Healthcare Inc.	2,492	3,322
NEFCO Holding Company, LLC	3,551	7,270
NH Kronos Buyer, Inc.	12,443	12,443
Optimized Marketing Acquisition, LLC	2,199	1,861
Propio LS, LLC	3,040	905
Purpose Home Health Acquisition, LLC	8,600	8,600
QLS Buyer, Inc	1,591	—
Raneys, LLC	5,022	1,522
Renovation Systems, LLC	3,076	—
RKD Group, LLC	4,905	4,905
Rose Paving, LLC	2,562	2,006
Shasta Buyer, LLC	1,911	1,962
Sixarp, LLC	6,912	6,912

Portfolio Company	June 30, 2023	December 31, 2022
Soccer Post Acquisition, LLC	1,608	772
Spear Education Holdings, LLC	4,463	4,463
Sun Orchard, LLC	5,223	4,875
Surplus Solutions, LLC	1,771	1,771
Treat Planet Acquisition, LLC	1,965	—
Universal Pure, LLC	5,380	12,228
US Foot and Ankle Specialists, LLC	8,664	12,467
WCI Volt Purchaser, LLC	2,249	2,249
WTWH Buyer, LLC	1,638	1,638
Yard-Nique, Inc	6,500	6,695
Zipline Logistics, LLC	6,214	6,214
Total unfunded portfolio company commitments	$227,803	$243,089

We maintain sufficient borrowing capacity to cover outstanding unfunded portfolio company commitments that we may be required to fund. We seek to carefully manage our unfunded portfolio company commitments for purposes of planning our ongoing financial leverage. Further, we maintain sufficient borrowing capacity within the 150% asset coverage ratio to cover any outstanding portfolio company unfunded commitments we are required to fund.

Contractual Obligations

A summary of our contractual payment obligations under our credit facilities as of June 30, 2023 is as follows:

	Payment Due by Period
(Amounts in millions)	Total	Less than 1 year	1-3	3-5	More than 5 years
ASPV Credit Facility	$91.4	$—	$—	$91.4	$—
MSPV Credit Facility	$331.8	$—	$—	$331.8	$—
Total	$423.2	$—	$—	$423.2	$—

The Fund did not commence operations and did not have contractual obligations as of December 31, 2022.

Related Party Transactions

We have entered into a number of business relationships with affiliated or related parties, including the Investment Management Agreement, the Administration Agreement, Expense Support and Conditional Reimbursement Agreement and the Resource Sharing Agreement.

In addition to the aforementioned agreements, we intend to rely on exemptive relief that has been granted to us, our Adviser, and Angelo Gordon to permit us to co-invest with other funds managed by Angelo Gordon in a manner consistent with our investment objective, positions, policies, strategies and restrictions as well as any regulatory requirements and other pertinent factors. See “Notes to Consolidated Financial Statements – Note 6. Agreements and Related Party Transactions” in the unaudited consolidated financial statements of the Fund for further description of our related party transactions.

Critical Accounting Policies

The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Changes in the economic environment, financial markets, and any other parameters used in determining such estimates could cause actual results to differ. Our critical accounting policies should be read in connection with our risk factors described in “Risk Factors” herein. See “Notes to Consolidated Financial Statements – Note 2. Significant Accounting Policies.”

Fair Value Measurements
The Fund is required to report its investments for which current market values are not readily available at fair value. The Fund values its investments in accordance with FASB ASC 820, Fair Value Measurements (“ASC 820”), which defines fair value as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the applicable measurement date. ASC 820 prioritizes the use of observable market prices derived from such prices over entity-specific inputs. Due to the inherent uncertainties of valuation, certain estimated fair values may differ significantly from the values that would have been realized had a ready market for these investments existed, and these differences could be material. See “Determination of Net Asset Value” for more information on how we value our investments.
In circumstances in which net asset value per share of an investment is determinative of fair value, we expect to estimate the fair value of an investment in an investment company using the net asset value per share of the investment (or its equivalent) without further adjustment if the net asset value per share of the investment is determined in accordance with the specialized accounting guidance for investment companies as of the reporting entity’s measurement date.
In accordance with the authoritative guidance on fair value measurements and disclosures under GAAP, we disclose the fair value of our investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:
Level 1—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2—Quotes prices in markets that are not considered to be active or financial instruments for which significant inputs are observable, either directly or indirectly;
Level 3—Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
The level of an asset or liability within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes “observable” requires significant judgment by management.

Good Faith Determinations of Fair Value (“Rule 2a-5”) under the 1940 Act was adopted by the SEC in December 2020 and establishes requirements for determining fair value in good faith for purposes of the 1940 Act.

The Board has designated the Adviser as its “valuation designee’ pursuant to Rule 2a-5, and in that role the Adviser is responsible for performing fair value determinations relating to all of our investments, including periodically assessing and managing any material valuation risks and establishing and applying fair value methodologies in accordance with valuation policies and procedures that have been approved by the Board. Even though the Board designated the Adviser as “valuation designee” the Board is ultimately responsible for the fair value determinations under the 1940 Act.

Quantitative and Qualitative Disclosures About Market Risk
Uncertainty with respect to the economic effects of rising interest rates in response to inflation. the war in Russia and Ukraine and the ongoing COVID-19 pandemic has introduced significant volatility in the financial markets, and the effect of the volatility could materially impact our market risks, including those listed below. We are subject to financial market risks, including valuation risk and interest rate risk.

Valuation Risk

We have invested, and plan to continue to invest, primarily in illiquid debt and equity securities of private companies. Most of our investments will not have a readily available market price, and therefore, we will value these investments at fair value as determined in good faith by Adviser, pursuant to Rule 2a-5, based on, among other things, the input of independent third party valuation firm(s) engaged by the Adviser, and in accordance with our valuation policy. There is no single standard for determining fair value. As a result, determining fair value requires that judgment be applied to the specific facts and circumstances of each portfolio investment while employing a consistently applied valuation process for the types of investments we make. If we were required to liquidate a portfolio investment in a forced or liquidation sale, we may realize amounts that are different from the amounts presented and such differences could be material.

Interest Rate Risk

Interest rate sensitivity refers to the change in earnings that may result from changes in the level of interest rates. We may fund portions of our investments with borrowings on a short term basis, and at such time, our net investment income will be affected by the difference between the rate at which we invest and the rate at which we borrow. Accordingly, we cannot assure you that a significant change in market interest rates will not have a material adverse effect on our net investment income.

As of June 30, 2023 and December 31, 2022, 100% of our debt investments based on fair value in our portfolio were at floating rates. Based on our Consolidated Statements of Assets and Liabilities as of June 30, 2023, the following table shows the annualized impact on net income of hypothetical base rate changes in interest rates on our debt investments and leverage (considering interest rate floors for floating rate instruments) assuming each floating rate investment is subject to Term SOFR and there are no changes in our investment and borrowing structure:

(Amounts in millions)	Interest Income	Interest Expense	Net Income
Up 200 basis points	$19.3	$8.5	$10.8
Up 100 basis points	$9.7	$4.2	$5.5
Down 100 basis points	$(9.7)	$(4.2)	$(5.5)
Down 200 basis points	$(19.3)	$(8.5)	$(10.8)
To a limited extent, we may in the future hedge against interest rate fluctuations by using hedging instruments such as futures, options, swaps and forward contracts, and credit hedging contracts, such as credit default swaps. However, no assurance can be given that such hedging transactions will be entered into or, if they are, that they will be effective.

INVESTMENT OBJECTIVES AND STRATEGIES
We were formed on January 27, 2022, as a Delaware statutory trust. We were organized to invest primarily in U.S. middle market companies with between $3 million and $50 million in EBITDA; however, we intend to focus our investing in companies with EBITDA of less than $25 million.
We have elected to be regulated as a BDC under the 1940 Act. We also intend to elect to be treated, and intend to qualify annually thereafter, as a RIC under Subchapter M of the Code. As a BDC and a RIC, we will be required to comply with certain regulatory requirements.
Our investment objective is to generate attractive, consistent total returns, predominantly in the form of current income and, to a lesser extent, capital appreciation, by targeting investment opportunities with favorable risk-adjusted returns. We invest primarily in senior secured debt, while also taking advantage of opportunistic investments in other parts of the capital structure, including senior secured stretch and unitranche facilities, second lien loans, mezzanine and mezzanine-related loans, as well as equity investments. We may utilize “revolvers” or revolving credit lines which allow borrowers to borrow funds, make re-payments and subsequently re-borrow funds during the term of the revolving loan. We may also invest to a lesser extent in common stock and other equity securities, convertible securities and distressed debt. The instruments in which we invest typically are not rated by any rating agency, but our Adviser believes that if such instruments were rated, they would be below investment grade, which is an indication of having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. Investments that are rated below investment grade are sometimes referred to as “high yield bonds,” “junk bonds” or “leveraged loans.” Therefore, our investments may result in an above average amount of risk and volatility or loss of principal. To a limited extent, we may enter into hedging transactions, which may utilize instruments such as forward contracts, currency options and interest rate swaps, caps, collars and floors to seek to hedge against fluctuations in the relative values of our portfolio positions from changes in currency exchange rates and market interest rates. We may also receive or purchase warrants or rights.

We believe our investment strategy has the ability to benefit from strong downside protections. With our primary focus on senior secured loans, our investments are generally expected to display conservative loan-to-value rates, benefit from a direct security interest in a borrower’s assets and require that borrowers provide financial maintenance covenants or other structural credit features tailored to mitigate identifiable credit risks.

Our investments are subject to a number of risks. See “Risk Factors—Risks Relating to Our Investments.” Leverage is expected to be utilized to help the Fund meet its investment objective. Any such leverage, if incurred, would be expected to increase the total capital available for investment by the Fund.
As a BDC, we must invest at least 70% of our assets in “eligible portfolio companies” – generally, U.S. private operating companies (or small U.S. public operating companies with a market capitalization of less than $250 million). In addition, we may also invest up to 30% of our portfolio opportunistically in “non-qualifying” portfolio investments, such as investments in non-U.S. companies. See “Investment Objectives and Strategies—Regulation as a BDC—Qualifying Assets.”
Because we have elected to be regulated as a BDC, and we intend to qualify as a RIC under the Code, our portfolio will also be subject to the diversification and other requirements under the Code. See “Certain U.S. Federal Income Tax Considerations.”
We may borrow money from time to time within the levels permitted by the 1940 Act (which generally allows us to incur leverage for up to a 150% asset coverage). To seek to enhance our returns, we intend to employ leverage as market conditions permit and at the discretion of the Adviser, but in no event will leverage employed exceed the limitations set forth in the 1940 Act. We use and expect to continue to use leverage in the form of borrowings, including loans from certain financial institutions and the issuance of debt securities. We may also use leverage in the form of the issuance of preferred shares, but do not currently intend to do so. In determining whether to borrow money, we will analyze the maturity, covenant package and rate structure of the proposed borrowings as well as the risks of such borrowings compared to our investment outlook. The use of borrowed funds or the proceeds of preferred share offerings to make investments would have its own specific set of benefits and risks, and all of the costs of borrowing funds or issuing preferred shares would be borne by holders of our Common Shares. We do not currently intend to issue preferred shares. See “Risk Factors—Risks Related to Debt Financing.”
We have implemented a share repurchase program to allow shareholders to tender their Common Shares on a quarterly basis at a price per share expected to reflect NAV per share and intend to repurchase up to 5% of Common Shares outstanding (either by number of shares or aggregate NAV) as of the close of the calendar quarter prior to the quarter for which the repurchase commenced. Any such share repurchase offer will be at the discretion of the Board to conduct and will be effected in accordance with applicable law. The Board of Trustees may amend or suspend the share repurchase program at any time if it deems such action to be in the Fund’s best interest and the best interest of its shareholders.
We expect to pay regular monthly distributions commencing with the first full calendar month following the commencement of this offering. Any distributions we make will be at the discretion of our Board of Trustees, considering factors such as our earnings, cash flow, capital needs and general financial condition and the requirements of Delaware law. As a result, our distribution rates and payment frequency may vary from time to time.
Our investments are subject to a number of risks. See “Risk Factors.”

The Adviser and the Administrator
The Fund’s investment activities will be managed by AGTB Fund Manager, LLC, an investment adviser registered with the SEC under the Advisers Act and an affiliate of Angelo Gordon and Twin Brook. Our Adviser will be responsible for originating prospective investments, conducting research and due diligence investigations on potential investments, analyzing investment opportunities, negotiating and structuring our investments and monitoring our investments and portfolio companies on an ongoing basis. For further information regarding the Adviser’s review of prospective investment opportunities, see “Investment Selection” below.
AGTB Fund Manager, LLC, as our Administrator, will provide, or oversee the performance of, administrative and compliance services, including, but not limited to, maintaining financial records, overseeing the calculation of NAV, compliance monitoring (including diligence and oversight of our other service providers), preparing reports to shareholders and reports filed with the SEC, preparing materials and coordinating meetings of our Board of Trustees, managing the payment of expenses and the performance of administrative and professional services rendered by others and providing office space, equipment and office services.
The Adviser has entered into a resource sharing agreement with Angelo Gordon, pursuant to which Angelo Gordon will provide the Adviser with experienced investment professionals and access to the resources of Angelo Gordon so as to enable the Adviser to fulfill its obligations under the Investment Management Agreement (as described in further detail below). Through the resource sharing agreement and its relationship with Angelo Gordon, the Adviser intends to capitalize on the significant deal origination, credit underwriting, due diligence, investment structuring, execution, portfolio management and monitoring experience of Angelo Gordon, its investment professionals, and its wholly owned subsidiary, Twin Brook (discussed further below). There can be no assurance that Angelo Gordon will perform its obligations under the resource sharing agreement. The resource sharing agreement may be terminated by either party on 60 days’ notice, which if terminated may have a material adverse consequence on the Fund’s operations.
Angelo Gordon is a privately held firm specializing in global alternative (non-traditional) investments with an absolute return orientation. The firm was founded in 1988 by John M. Angelo and Michael L. Gordon and as of December 31, 2022 manages approximately $73 billion. Angelo Gordon has more than 650 employees in offices across the U.S., Europe and Asia.

Angelo Gordon manages capital across four investment categories: (i) corporate credit; (ii) direct lending; (iii) securitized products and (iv) real estate. Funds are managed in single-strategy vehicles or multi-strategy vehicles. The firm believes that a great deal of synergy exists among the investment teams, and their ability to work together has proven to be a key element in the firm’s success. In each discipline, the firm seeks to generate absolute returns, in all market environments and with less volatility than the overall markets, by exploiting market inefficiencies and capitalizing on situations that are not in the mainstream of investment opportunities. The firm is an SEC registered investment adviser.
Angelo Gordon has more than 30 years of experience investing across strategies for its clients. Angelo Gordon’s lending strategies focus on achieving consistency across economic cycles and are supported by highly experienced teams with broad sourcing networks. Angelo Gordon’s middle market direct lending team builds on this long-term history in deep credit underwriting. Our objective is to bring Angelo Gordon’s middle market lending platform to the non-exchange traded BDC industry.
In 2014, Trevor Clark joined Angelo Gordon to establish Twin Brook as Angelo Gordon’s middle market direct lending platform. Twin Brook is a wholly owned subsidiary of Angelo Gordon and maintains dedicated investment, operations, accounting, and treasury capabilities as well as access to Angelo Gordon’s vast resources in legal, tax, treasury, compliance, accounting, reporting, investor relations, human resources, and operations. Twin Brook is headquartered in Chicago and is led by Trevor Clark, who serves as our Chairman and Chief Executive Officer. Substantially all of Twin Brook’s 95+ employees work from its Chicago office.
Operating under the Twin Brook banner allows the middle market direct lending team to highlight its distinguishing capabilities to investors as well as the private equity community, where Twin Brook sources opportunities, including:
•    Historical Direct Lending Practice – Prior to forming Twin Brook in 2014, Trevor Clark along with other senior Twin Brook management and team members, including multiple senior originators, underwriters, and operations team members, previously worked together at other middle market lending firms. “Twin Brook” expresses the continuity of this lower middle market lending practice and continues to execute a consistent strategy, which has been informed by years of experience across market cycles.
•    Lower Middle Market Specialization - Twin Brook is a middle market, sponsor-backed, directly-originated, cash flow-oriented direct lender to borrowers primarily with less than $25 million of EBITDA. The use of the “Twin Brook” name points to the specialized nature of the platform.
Angelo Gordon and its affiliates manage a number of pooled investment vehicles that may compete with the Fund for investment opportunities. We may invest alongside investment funds, accounts and investment vehicles managed by Angelo Gordon in certain circumstances where doing so is consistent with our investment strategy, as well as applicable law and SEC staff interpretations. Angelo Gordon and its affiliates, including the Fund and the Adviser, are subject to the same sets of compliance policies and procedures, including policies and procedures governing the allocation of investment opportunities, and, accordingly, the Fund believes it will benefit from its connections with, and position within, the overall Angelo Gordon organization. We, our Adviser and Angelo Gordon have received an exemptive order from the SEC that permits us and certain of our controlled affiliates, subject to certain terms and conditions, to co-invest with other funds managed by the Adviser and Angelo Gordon in a manner consistent with our investment objectives, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors.
In addition, in the absence of exemptive relief granted for each investment by the SEC, we will not be permitted to invest in securities of an issuer where entities advised by Angelo Gordon have invested in different securities of that issuer.
On May 15, 2023, Angelo Gordon announced that it and certain of its affiliated entities entered into a transaction agreement with TPG and certain of its affiliated entities pursuant to which TPG has agreed to acquire Angelo Gordon on the terms and subject to the conditions set forth in the transaction agreement. Following the TPG Transaction, Angelo Gordon and the Adviser (which also serves as our Administrator) will be indirect subsidiaries of TPG. Our investment objective, investment strategy and team remains unchanged, and the TPG Transaction is not expected to have a material impact on our operations. The TPG Transaction is expected to close in the fourth quarter of 2023, subject to customary closing conditions.
Under the 1940 Act, the TPG Transaction will result in an “assignment” and automatic termination of the current Investment Management Agreement. The Fund is seeking shareholder approval of the new investment management agreement, the terms of which are identical to the current Investment Management Agreement, except for the name and date, to prevent any disruption in the Adviser’s ability to provide services to the Fund once the assignment is deemed to occur. If our shareholders do not approve the new investment management agreement, the current Investment Management Agreement with the Adviser will remain in effect until the TPG Transaction is consummated. In such case, following the consummation of the TPG Transaction, the Board may be required to approve a temporary investment advisory agreement in accordance with the 1940 Act or consider alternatives, including but not limited to approving a different investment adviser or liquidating the Fund. If the TPG Transaction does not occur, the Adviser will continue to manage the Fund pursuant to the current Investment Management Agreement.
Market Opportunity
Angelo Gordon believes there are many market characteristics that make lending to private equity-backed middle market companies an attractive business for the Fund. On a broad level, Angelo Gordon believes that the opportunity set for investing in middle market companies is appealing; the market segment intends to focus on in sourcing investment opportunities is transaction and target rich, with approximately 200,000 U.S. companies with revenue between $25 and $500 million. We believe this strategy is less correlated with the broader macro-economic environment and therefore regardless of current economic conditions Angelo Gordon expects there will be a need for the Fund’s capital for the foreseeable future. Furthermore, in Angelo Gordon’s view, the competitive landscape is favorable – many of the historical providers of financing, including many banking institutions, have either been acquired by other institutions, exited this market segment or are facing ongoing structural and regulatory challenges as a result of the global financial crisis. In addition, the Fund will benefit from the investment team’s extensive historical relationships with the private equity sponsor community. Many of the new lenders in the market do not share this historical experience and are unable to directly source transactions. The market segment the Fund intends to focus on is less able to access capital via the traditional public debt and equity markets because of the smaller size of their loan demands. Although smaller companies have had access to debt capital from regional and local banks, these banks may have limited lending capacity, fairly conservative underwriting guidelines and very limited loan syndication capabilities. As a direct lender to private equity sponsored middle market companies, the Fund expects to receive a pricing premium versus broadly syndicated loans, as well as more lender friendly legal documentation and ongoing borrower support from sponsors. In many instances, Angelo Gordon is expected to drive deal documentation and structure, thereby ensuring the presence of covenants and a lender-friendly structure. Finally, Angelo Gordon believes that expected recovery rates in this market segment are generally higher than those in the broadly syndicated loan market due to more conservative capital structures, more manageable lender groups and more stringent legal documentation.
Over the last several years private equity firms have raised a significant amount of capital. Angelo Gordon believes private equity firms are poised to deploy meaningful amounts of capital, thus creating ongoing investment opportunities for private lenders. Since the founding of Angelo Gordon’s non-investment grade corporate credit strategy in 1998, Angelo Gordon has frequently analyzed the middle market direct lending space. In the fourth quarter of 2014 Angelo Gordon hired a seasoned Investment Team to establish its middle market direct lending strategy. Since its inception at Angelo Gordon, the team has grown and now comprises more than 100 professionals in its Chicago office. Many of the senior team members previously worked together and have successfully navigated the direct lending markets through multiple credit, economic and interest rate cycles. The Fund’s investment offering brings together an experienced and seasoned direct lending investment team and the strength and breadth of the Angelo Gordon platform. Angelo Gordon believes that the hiring of this exceptionally qualified and experienced team has enabled Angelo Gordon to successfully enter the middle market direct lending space and that the Fund will be well positioned to capitalize on the target segment’s middle market lending opportunities. Importantly, Angelo Gordon intends to continue to grow its Chicago-based team as our middle market direct lending platform grows.
The Board of Trustees
Overall responsibility for oversight of the Fund’s activities rests with the Board of Trustees. We have entered into the Investment Management Agreement with the Adviser, pursuant to which the Adviser will manage the Fund on a day-to-day basis. The Board of Trustees is responsible for overseeing the Adviser and other service providers in our operations in accordance with the provisions of the 1940 Act, the Fund’s bylaws and applicable provisions of state and other laws. The Adviser will keep the Board of Trustees well informed as to the Adviser’s activities on our behalf and our investment operations and provide the Board of Trustees information with additional information as the Board of Trustees may, from time to time, request. The Board of Trustees is currently composed of five members, three of whom are Independent Trustees who are not “interested persons” of the Fund or the Adviser as defined in the 1940 Act.

Investment Selection
Our Adviser anticipates that the majority of our investments will be sourced via Angelo Gordon’s direct origination strategy of sourcing through private equity sponsors as this is expected to result in investments with more attractive economics and lower credit risk. For example, the Adviser believes the key benefits to a direct origination platform include superior due diligence given greater access to the borrower, preferred allocations, equity investment opportunities, the ability to negotiate stronger credit terms (and therefore more meaningful lender protection and rights) and the opportunity to generate higher fees.
In addition, our Adviser adheres to a detailed underwriting process, screening, evaluating and executing prospective investments in a rigorous manner, beginning with an initial screen of a new investment opportunity to ensure that the investment is appropriate for the Fund. Should a potential investment pass the initial screen the next step includes engaging underwriting resources for a due diligence review—this review will typically include an on-site meeting with executive management and a thorough review of all diligence material. If the information attained during the review provides support for the transaction, then a transaction summary of the opportunity is presented to the investment committee. Initial screening may be conducted by a subset of the investment committee. Upon approval of an opportunity through the transaction summary review process, a term sheet is issued to the private equity group(s) involved in the auction process. Once the private equity group(s) sign off on the term sheet terms, then the due diligence team proceeds to a full underwriting review – this review will include third-party accounting and insurance reviews, as well as environmental reviews, including but not limited to disposal of waste, land usage and clean water, where relevant – and executive background checks (other documentation such as third-party market studies might also be requested). This third-party information will be reviewed, and follow up meetings with management will take place to answer any additional diligence questions raised by review of the third-party sources. We recognize that a range of Environmental, Social and Governance (“ESG”) issues can impact risk-adjusted returns that we seek and, as such, we consider ESG factors in our investment process alongside other non-ESG factors. Our approach to responsible investing is tailored to reflect the nature of our investment strategy and is integrated into our investment process. The factors we consider and analyze in assessing ESG risk as part of our underwriting process are derived from the Sustainability Accounting Standards Board (SASB) materiality matrix. Once the diligence process is complete, an underwriting approval document is created to highlight what was learned during diligence and to request approval or request changes to the transaction from what was originally approved in the transaction summary. After the underwriting document has received majority approval from the investment committee, a commitment letter will typically be issued to the private equity group(s) that have the target company under letter of intent to purchase. At this stage, if both the Investment Team and the prospective client agree upon the specifics in the commitment letter, the deal team will commence the legal documentation and transaction closing process.
Given this very rigorous underwriting process, only a small percentage of the transactions that are screened are expected to be approved and closed. From the build out of the initial Investment Team from October 2014 through June 30, 2023, the team had screened over 11,000 deals from over 890 private equity sponsors and closed on more than 382 transactions. This represents less than 4% of total deals screened; the Investment Team anticipates remaining highly selective in terms of transactions going forward. In this process, the Fund and the Adviser will leverage the collective knowledge and resources of the Investment Team, Twin Brook and Angelo Gordon.
Our Adviser believes that the Investment Team’s involvement in a long list of successfully completed transactions positions us well to benefit from deal dialogue with sponsors with whom they have previously worked. We believe the Investment Team’s longstanding relationships and reputation with private equity sponsors, companies and intermediaries will allow us to establish a multi-channel origination strategy designed to uncover a broad and diversified set of attractive investment opportunities. Additionally, Angelo Gordon and its affiliates, including the Fund and the Adviser, are subject to the same sets of compliance policies and procedures, including policies and procedures governing the allocation of investment opportunities, and, accordingly, the Fund believes it will benefit from its connections with, and position within, the overall Angelo Gordon organization.
Over time our Adviser has developed both a generalist as well as a targeted industry marketing program. All originators are expected to cover a core group of generalist private equity firms that focus on a broad base of industry sectors within the middle market lending arena, including, but not limited to, healthcare, manufacturing, distribution, services, consumer products, aerospace and defense, business services and insurance, and technology services. Specific to healthcare, which has historically represented Angelo Gordon’s largest allocation and largest industry for investment, the Investment Team has dedicated origination and underwriting personnel and experience.
Mergers
On January 1, 2023, we completed a merger with the Private BDC, an affiliated privately offered BDC, with the Fund continuing as the surviving company. The Private BDC Merger was structured as a share-for-share merger in which each outstanding Private BDC common share was exchanged for one Class I share. As a result, the Fund issued an aggregate of approximately 20,943,030 Class I shares to former Private BDC shareholders. Further, no shareholder vote was required by Rule 17a-8 under the 1940 Act because at the time of the Private BDC Merger (1) there were no material differences between the investment advisory agreement for the Private BDC and our investment management agreement; (2) the majority of our Independent Trustees consisted of the Independent Trustees of the Private BDC; (3) no policy of the Private BDC that could not be changed without a shareholder vote was materially different from a policy that we have; and (4) neither the Private BDC nor us paid any distribution fees pursuant to a plan adopted in accordance with Rule 12b-1 under the 1940 Act. Prior to the Private BDC Merger closing, the Private BDC had the same investment adviser, substantially the same investment objectives and policies, and the same management and advisory fees as us. The Fund and Private BDC intended the Private BDC Merger to be treated as a “reorganization” within the meaning of Section 368(a) of the Code, as amended, and each received an opinion to that effect from Simpson, Thacher & Bartlett in connection with the Private BDC Merger closing.

On July 28, 2023, we completed the AGTB Merger, with the Fund continuing as the surviving company. Prior to the AGTB Merger closing, AGTB was an affiliated BDC managed by AG Twin Brook Manager, LLC, a wholly-owned subsidiary of Angelo Gordon. As a result of the AGTB Merger, each share outstanding of AGTB’s common stock, par value $0.001 per share, was converted into the right to receive $20 per share in cash, without interest, subject to any applicable withholding taxes. We paid total cash consideration in connection with the AGTB Merger of approximately $193 million, subject to certain customary post-closing adjustments.
Allocation of Investment Opportunities
General
Angelo Gordon currently manages a BDC, a number of private investment funds and managed accounts with investment strategies similar to that of the Fund. In addition, Angelo Gordon or an affiliate serves (and may in the future serve) as general partner or investment adviser for a number of collective investment vehicles and separate accounts, offering investment management services in a diverse range of investment strategies, including some funds and accounts that include investments of the type contemplated herein as part of their investment programs.
To the extent that a particular investment opportunity is suitable for both the Fund and other investment accounts of Angelo Gordon, such investment opportunity will typically be allocated among the Fund and the other accounts pursuant to the overarching Angelo Gordon allocation policies in a manner deemed to be fair and equitable over time which does not favor one client or group of clients taking into consideration such factors as legal, regulatory and tax considerations, availability of capital for investment by the account, liquidity concerns and such other factors as Angelo Gordon deems under the particular circumstances to be relevant in making its investment allocation determination.
When the Adviser and Angelo Gordon determine that it would be appropriate for the Fund and one or more other investment accounts, respectively, to participate in an investment opportunity, they will generally seek to have all accounts participate on an equitable basis. Situations may occur where we could be disadvantaged because of the investment activities conducted by Angelo Gordon, the Adviser and their affiliates for other investment accounts.

Co-Investment Relief
An affiliate of the Adviser has received an exemptive order from the SEC that permits us, among other things, to co-invest with certain other persons, including certain affiliates of the Adviser and certain funds managed and controlled by the Adviser and its affiliates, subject to certain terms and conditions. Pursuant to such order, the Fund’s board of trustees (the “Board of Trustees” and each member of the Board of Trustees, a “Trustee”) may establish objective criteria (“Board Criteria”) clearly defining co-investment opportunities in which the Fund will have the opportunity to participate with one or more listed or private Angelo Gordon-managed BDCs, including us (the “Angelo Gordon BDCs”), and other public or private Angelo Gordon funds that target similar assets. If an investment falls within the Board Criteria, Angelo Gordon must offer an opportunity for the Angelo Gordon BDCs to participate. The Angelo Gordon BDCs may determine to participate or not to participate, depending on whether the Adviser determines that the investment is appropriate for the Angelo Gordon BDCs (e.g., based on investment strategy). The co-investment would generally be allocated to us, any other Angelo Gordon BDCs (including AG Twin Brook BDC, Inc.) and the other Angelo Gordon funds that target similar assets pro rata based on available capital in the applicable asset class. If the Adviser determines that such investment is not appropriate for us, the investment will not be allocated to us, but the Adviser will be required to report such investment and the rationale for its determination for us to not participate in the investment to the Board of Trustees at the next quarterly board meeting.
Competition
We will compete for investments with other BDCs and investment funds (including private equity funds, mezzanine funds, performing and other credit funds, and funds that invest in CLOs, structured notes, derivatives and other types of collateralized securities and structured products), as well as traditional financial services companies such as commercial banks and other sources of funding. These other BDCs and investment funds might be reasonable investment alternatives to us and may be less costly or complex with fewer and/or different risks than we have. Moreover, alternative investment vehicles, such as hedge funds, have begun to invest in areas in which they have not traditionally invested, including making investments in private U.S. companies. As a result of these new entrants, competition for investment opportunities in middle market companies may intensify. Many of our competitors are more experienced, substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments than we have. Furthermore, certain of our competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a BDC and that the Code imposes on us as a RIC. These characteristics could allow our competitors to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring than we are able to do. We may lose investment opportunities if we do not match our competitors’ pricing, terms or structure. If we are forced to match our competitors’ pricing, terms or structure, we may not be able to achieve acceptable returns on our investments or may bear substantial risk of capital loss. As a result of operating in such a competitive environment, we may make investments that are on less favorable terms than what we may have originally anticipated, which may impact our return on these investments.

Non-Exchange Traded, Perpetual-Life BDC
The Fund is non-exchange traded BDC, meaning its shares are not listed for trading on a stock exchange or other securities market and a perpetual-life BDC, meaning it is an investment vehicle of indefinite duration, whose common shares are intended to be sold by the BDC monthly on a continuous basis at a price generally equal to the BDC’s monthly NAV per share. In our perpetual-life structure, we may offer investors an opportunity to repurchase their shares on a quarterly basis, but we are not obligated to offer to repurchase any in any particular quarter in our discretion. With a perpetual-life BDC, we believe we can provide a tax-efficient structure that is continuously invested in a full yielding portfolio of investments in the lower middle market asset class, representing a wide range of geographies and industries. While we may consider a liquidity event at any time in the future, we currently do not intend to undertake a liquidity event, and we are not obligated by our charter or otherwise to effect a liquidity event at any time.
Emerging Growth Company
We are an “emerging growth company,” as defined by the Jumpstart Our Business Startups Act of 2012, or the “JOBS Act.” As an emerging growth company, we are eligible to take advantage of certain exemptions from various reporting and disclosure requirements that are applicable to public companies that are not emerging growth companies. For so long as we remain an emerging growth company, we will not be required to:
•    have an auditor attestation report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;
•    submit certain executive compensation matters to shareholder advisory votes pursuant to the “say on frequency” and “say on pay” provisions (requiring a non-binding shareholder vote to approve compensation of certain executive officers) and the “say on golden parachute” provisions (requiring a non-binding shareholder vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010; or
•    disclose certain executive compensation related items, such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.
In addition, the JOBS Act provides that an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies. This means that an emerging growth company can delay adopting certain accounting standards until such standards are otherwise applicable to private companies.
We will remain an emerging growth company for up to five years, or until the earliest of: (1) the last date of the fiscal year during which we had total annual gross revenues of $1.07 billion or more; (2) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; or (3) the date on which we are deemed to be a “large accelerated filer” as defined under Rule 12b-2 under the Exchange Act.
We do not believe that being an emerging growth company will have a significant impact on our business or this offering. As stated above, we have elected to opt in to the extended transition period for complying with new or revised accounting standards available to emerging growth companies. Also, because we are not a large accelerated filer or an accelerated filer under Section 12b-2 of the Exchange Act, and will not be for so long as our Common Shares are not traded on a securities exchange, we will not be subject to auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act even once we are no longer an emerging growth company. In addition, so long as we are externally managed by the Adviser and we do not directly compensate our executive officers, or reimburse the Adviser or its affiliates for the salaries, bonuses, benefits and severance payments for persons who also serve as one of our executive officers or as an executive officer of the Adviser, we do not expect to include disclosures relating to executive compensation in our periodic reports or proxy statements and, as a result, do not expect to be required to seek shareholder approval of executive compensation and golden parachute compensation arrangements pursuant to Section 14A(a) and (b) of the Exchange Act.
Employees
We do not currently have any employees and do not expect to have any employees. Services necessary for our business are provided by individuals who are employees of the Adviser or its affiliates pursuant to the terms of the Investment Management Agreement and the Administrator or its affiliates pursuant to the Administration Agreement. Each of our executive officers described under “Management of the Fund” is employed by the Adviser or its affiliates. Our day-to-day investment operations will be managed by the Adviser. The services necessary for the sourcing and administration of our investment portfolio will be provided by investment professionals employed by the Adviser or its affiliates. The Investment Team will focus on origination, non-originated investments and transaction development and the ongoing monitoring of our investments. In addition, we will reimburse the Administrator for its costs, expenses and allocable portion of expenses, including compensation paid by the Administrator (or its affiliates) to the Fund’s chief compliance officer, chief financial officer and general counsel and their respective staffs as well as other administrative personnel (based on the percentage of time such individuals devote, on an estimated basis, to the business and affairs of the Fund).
Regulation as a BDC
The following discussion is a general summary of the material prohibitions and descriptions governing BDCs generally. It does not purport to be a complete description of all of the laws and regulations affecting BDCs.

Qualifying Assets. Under the 1940 Act, a BDC may not acquire any asset other than Qualifying Assets, unless, at the time the acquisition is made, Qualifying Assets represent at least 70% of the company’s total assets. The principal categories of Qualifying Assets relevant to our business are any of the following:
(1)    Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an Eligible Portfolio Company (as defined below), or from any person who is, or has been during the preceding 13 months, an affiliated person of an Eligible Portfolio Company, or from any other person, subject to such rules as may be prescribed by the SEC. An “Eligible Portfolio Company” is defined in the 1940 Act as any issuer which:
(a)    is organized under the laws of, and has its principal place of business in, the United States;
(b)    is not an investment company (other than a small business investment company wholly owned by the BDC) or a company that would be an investment company but for certain exclusions under the 1940 Act; and
(c)    satisfies any of the following:
(i)    does not have any class of securities that is traded on a national securities exchange;
(ii)    has a class of securities listed on a national securities exchange, but has an aggregate market value of outstanding voting and non-voting common equity of less than $250 million;
(iii)    is controlled by a BDC or a group of companies, including a BDC and the BDC has an affiliated person who is a director of the Eligible Portfolio Company; or
(iv)    is a small and solvent company having total assets of not more than $4 million and capital and surplus of not less than $2 million.
(2)    Securities of any Eligible Portfolio Company controlled by the Fund.
(3)    Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.
(4)    Securities of an Eligible Portfolio Company purchased from any person in a private transaction if there is no ready market for such securities and the Fund already owns 60% of the outstanding equity of the Eligible Portfolio Company.

(5)    Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities.
(6)    Cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment.
In addition, a BDC must be operated for the purpose of making investments in the types of securities described in (1), (2) or (3) above.
Significant Managerial Assistance. A BDC must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described above. However, in order to count portfolio securities as Qualifying Assets for the purpose of the 70% test, the BDC must either control the issuer of the securities or must offer to make available to the issuer of the securities (other than small and solvent companies described above) significant managerial assistance; except that, where the BDC purchases such securities in conjunction with one or more other persons acting together, one of the other persons in the group makes available such managerial assistance. Making available significant managerial assistance means, among other things, any arrangement whereby the BDC, through its directors, officers or employees, offers to provide and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company through monitoring of portfolio company operations, selective participation in board and management meetings, consulting with and advising a portfolio company’s officers or other organizational or financial guidance.
Temporary Investments. Pending investment in other types of Qualifying Assets, as described above, our investments can consist of cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment, which are referred to herein, collectively, as temporary investments, so that 70% of our assets would be Qualifying Assets.
Warrants. Under the 1940 Act, a BDC is subject to restrictions on the issuance, terms and amount of warrants, options or rights to purchase shares that it may have outstanding at any time. In particular, the amount of shares that would result from the conversion or exercise of all outstanding warrants, options or rights to purchase shares cannot exceed 25% of the BDC’s total outstanding shares.
Leverage and Senior Securities; Coverage Ratio. We are permitted, under specified conditions, to issue multiple classes of indebtedness and one class of shares senior to our Common Shares if our asset coverage, as defined in the 1940 Act, would at least equal 150% immediately after each such issuance. On October 25, 2022, our sole shareholder approved the adoption of this 150% threshold pursuant to Section 61(a)(2) of the 1940 Act and such election became effective the following day. In addition, while any senior securities remain outstanding, we will be required to make provisions to prohibit any dividend distribution to our shareholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the dividend distribution or repurchase. We will also be permitted to borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes, which borrowings would not be considered senior securities.
We have established and expect to continue to establish credit facilities or enter into other financing arrangements to facilitate investments and the timely payment of our expenses. It is anticipated that any such credit facilities will bear interest at floating rates at to be determined spreads over SOFR or an alternative reference rate. We cannot assure shareholders that we will be able to enter into any additional credit facilities. Shareholders will indirectly bear the costs associated with any borrowings under a credit facility or otherwise. In connection with credit facilities or other borrowings, lenders may require us to pledge assets, commitments and/or drawdowns (and the ability to enforce the payment thereof) and may ask to comply with positive or negative covenants that could have an effect on our operations. In addition, from time to time, our losses on leveraged investments may result in the liquidation of other investments held by us and may result in additional drawdowns to repay such amounts.

We may also create leverage by securitizing our assets and retaining the equity portion of the securitized vehicle. See “Risk Factors—Risks Related to Debt Financing” We may also from time to time make secured loans of our marginable securities to brokers, dealers and other financial institutions.
Code of Ethics. We and the Adviser have adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act and Rule 204A-1 under the Advisers Act, respectively, that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to the code are permitted to invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code’s requirements. You may read and copy this code of ethics at the SEC’s Public Reference Room in Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090. You may also obtain copies of the codes of ethics, after paying a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.
Affiliated Transactions. We may be prohibited under the 1940 Act from conducting certain transactions with our affiliates without the prior approval of our Trustees who are not “interested persons” of the Fund or the Adviser as defined in the 1940 Act and, in some cases, the prior approval of the SEC. We have received an exemptive order from the SEC that permits us, among other things, to co-invest with certain other persons, including certain affiliates of the Adviser and certain funds managed and controlled by the Adviser and its affiliates, subject to certain terms and conditions.
Other. We will be periodically examined by the SEC for compliance with the 1940 Act, and be subject to the periodic reporting and related requirements of the Exchange Act.
We are also required to provide and maintain a bond issued by a reputable fidelity insurance company to protect against larceny and embezzlement. Furthermore, as a BDC, we are prohibited from protecting any Trustee or officer against any liability to our shareholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.
We are also required to designate a chief compliance officer and to adopt and implement written policies and procedures reasonably designed to prevent violation of the federal securities laws and to review these policies and procedures annually for their adequacy and the effectiveness of their implementation.
We are not permitted to change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless approved by a majority of our outstanding voting securities. A majority of the outstanding voting securities of a company is defined under the 1940 Act as the lesser of: (i) 67% or more of such company’s shares present at a meeting if more than 50% of the outstanding shares of such company are present or represented by proxy, or (ii) more than 50% of the outstanding shares of such company.

SENIOR SECURITIES

Information about our senior securities is shown in the following table as of June 30, 2023 and December 31, 2022. The report of our independent registered public accounting firm on the senior securities table as of December 31, 2022, is attached as an exhibit to the registration statement of which this prospectus is a part. All figures below are presented in thousands except per unit data.

Class and Period - 6/30/23 (Unaudited)	Total Amount Outstanding Exclusive of Treasury Securities	Asset Coverage per Unit (1)	Involuntary Liquidating Preference per Unit	Average Market Value per Unit (2)
Morgan Stanley Asset Funding, Inc., Credit Facility	$331,800	2,410.4	N/A	N/A
Ally Bank Credit Facility	$91,400	2,410.4	N/A	N/A

Class and Period - 12/31/22	Total Amount Outstanding Exclusive of Treasury Securities	Asset Coverage per Unit (1)	Involuntary Liquidating Preference per Unit	Average Market Value per Unit (2)
Morgan Stanley Asset Funding, Inc., Credit Facility	$303,200	2,636.4	N/A	N/A
Ally Bank Credit Facility	$20,000	2,636.4	N/A	N/A

(1) Asset coverage per unit is the ratio of the carrying value of our total assets, less all liabilities excluding indebtedness represented by senior securities in this table, to the aggregate amount of senior securities representing indebtedness. Asset coverage per unit is expressed in terms of dollar amounts per $1,000 of indebtedness and is calculated on a consolidated basis.
(2) Not applicable since the senior securities are not registered for public trading.

As of June 30, 2023 and December 31, 2022, the aggregate principal amount of indebtedness outstanding was $423.2 (unaudited) and $323.2 million, respectively. As of June 30, 2023 and December 31, 2022, the asset coverage ratio was 241.0% (unaudited) and 263.6%, respectively.

PORTFOLIO COMPANIES

The following table sets forth certain information as of June 30, 2023 for each portfolio company in which the Fund had an investment. Percentages shown for class of securities held by the Fund represent percentage of the class owned and do not necessarily represent voting ownership or economic ownership.

The Board of Trustees has designated the Adviser as its “valuation designee” pursuant to Rule 2a-5 under the 1940 Act, and in that role the Adviser is responsible for performing fair value determinations relating to all of the our investments, including periodically assessing and managing any material valuation risks and establishing and applying fair value methodologies, in accordance with valuation policies and procedures that have been approved by the Board of Trustees. The Adviser, as “valuation designee,” approved the valuation of the Fund’s investment portfolio, as of June 30, 2023, at fair value as determined in good faith using a consistently applied valuation process in accordance with the Fund’s documented valuation policy that has been reviewed and approved by the Board.

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Investments
Non-controlled/non-affiliated senior secured debt
Air freight and logistics
Load One Purchaser Corporation (6) 13221 Inkster Road, Taylor, MI 48180	First lien senior secured delayed draw term loan	S +	5.75%	11.25%	6/21/2028	6,080	(94)	(92)	(0.02)%
Load One Purchaser Corporation 13221 Inkster Road, Taylor, MI 48180	First lien senior secured revolving loan	S +	5.75%	11.25%	6/21/2028	3,482	291	296	0.05%
Load One Purchaser Corporation 13221 Inkster Road, Taylor, MI 48180	First lien senior secured term loan	S +	5.75%	11.25%	6/21/2028	13,410	13,175	13,200	2.21%
Zipline Logistics, LLC (6) 1600 Dublin Road South, Suite 1200 Columbus, Ohio 43215	First lien senior secured delayed draw term loan	S +	5.75%	10.97%	9/19/2027	4,527	(76)	(70)	(0.01)%
Zipline Logistics, LLC (6) 1600 Dublin Road South, Suite 1200 Columbus, Ohio 43215	First lien senior secured revolving loan	S +	5.75%	10.97%	9/19/2027	1,687	(28)	(26)	—%
Zipline Logistics, LLC 1600 Dublin Road South, Suite 1200 Columbus, Ohio 43215	First lien senior secured term loan	S +	5.75%	10.97%	9/19/2027	6,889	6,768	6,779	1.14%
							20,036	20,087	3.37%
Auto components
Raneys, LLC 3030 West Silver Springs Boulevard. Ocala, FL 34475	First lien senior secured delayed draw term loan	S +	6.00%	11.45%	6/7/2027	4,855	1,255	1,270	0.21%
Raneys, LLC (6) 3030 West Silver Springs Boulevard. Ocala, FL 34475	First lien senior secured revolving loan	S +	6.00%	11.50%	6/7/2027	1,522	(29)	(27)	—%
Raneys, LLC 3030 West Silver Springs Boulevard. Ocala, FL 34475	First lien senior secured term loan	S +	6.00%	11.50%	6/7/2027	8,894	8,715	8,735	1.46%
A.P.A. Industries, LLC (6) 555 E. Easy Street Simi Valley, California 93065	First lien senior secured revolving loan	S +	6.25%	11.75%	1/10/2028	1,523	(35)	(33)	(0.01)%
A.P.A. Industries, LLC 555 E. Easy Street Simi Valley, California 93065	First lien senior secured term loan	S +	6.25%	11.75%	1/10/2028	10,065	9,836	9,849	1.65%
							19,742	19,794	3.31%

Chemicals
Custom Agronomics Holdings, LLC (6) 1275 Drummers Lane Suite 300 Wayne, PA 18087	First lien senior secured revolving loan	S +	6.50%	12.00%	8/30/2027	2,312	(39)	(35)	(0.01)%
Custom Agronomics Holdings, LLC 1275 Drummers Lane Suite 300 Wayne, PA 18087	First lien senior secured term loan	S +	6.50%	12.00%	8/30/2027	3,910	3,843	3,849	0.64%
							3,804	3,814	0.63%
Commercial services and supplies
Industrial Air Flow Dynamics, Inc. (6) 11200 Fostoria Road Cleveland, TX 77328	First lien senior secured revolving loan	S +	6.25%	11.45%	8/5/2028	2,537	(43)	(39)	(0.01)%
Industrial Air Flow Dynamics, Inc. 11200 Fostoria Road Cleveland, TX 77328	First lien senior secured term loan	S +	6.25%	11.45%	8/5/2028	17,668	17,353	17,390	2.91%
QLS Buyer, Inc (6) 100 Bluegrass Commons Blvd, Suite 330, Hendersonville, TN 37075	First lien senior secured revolving loan	S +	6.00%	11.23%	5/2/2028	1,591	(38)	(38)	(0.01)%
QLS Buyer, Inc 100 Bluegrass Commons Blvd, Suite 330, Hendersonville, TN 37075	First lien senior secured term loan	S +	6.00%	11.23%	5/2/2028	12,434	12,132	12,132	2.03%
							29,404	29,445	4.92%
Construction and engineering
Rose Paving, LLC 7300 W 100th Place Bridgeview, IL 60455	First lien senior secured revolving loan	S +	5.50%	10.94%	11/7/2028	4,961	2,285	2,295	0.38%
Rose Paving, LLC 7300 W 100th Place Bridgeview, IL 60455	First lien senior secured term loan	S +	5.50%	10.70%	11/7/2028	16,768	16,391	16,415	2.75%
Ironhorse Purchaser, LLC 1650 East Fwy Baytown, TX 77521	First lien senior secured delayed draw term loan	S +	6.50%	12.00%	9/30/2027	9,366	9,252	9,262	1.55%
Ironhorse Purchaser, LLC (7) 1650 East Fwy Baytown, TX 77521	First lien senior secured revolving loan	S +	6.50%	11.84%	9/30/2027	5,813	3,590	3,617	0.61%
Ironhorse Purchaser, LLC 1650 East Fwy Baytown, TX 77521	First lien senior secured term loan	S +	6.50%	12.00%	9/30/2027	30,452	30,043	30,099	5.04%
							61,561	61,688	10.33%
Containers and packaging
Bulk Lift International, LLC (6) 2424 N. Federal Highway, Suite 418 Boca Raton, Florida 33431	First lien senior secured revolving loan	S +	6.75%	12.25%	11/15/2027	1,748	(43)	(41)	(0.01)%
Bulk Lift International, LLC 2424 N. Federal Highway, Suite 418 Boca Raton, Florida 33431	First lien senior secured term loan	S +	6.75%	12.25%	11/15/2027	5,787	5,645	5,653	0.95%
K-1 Packaging Group, LLC. (6) 17989 Arenth Avenue City of Industry, California 91748	First lien senior secured revolving loan	S +	6.00%	11.22%	10/6/2027	6,748	(144)	(136)	(0.02)%
K-1 Packaging Group, LLC. 17989 Arenth Avenue City of Industry, California 91748	First lien senior secured term loan	S +	6.00%	11.22%	10/6/2027	32,949	32,208	32,278	5.42%

Sixarp, LLC (6) 7650 Caterpillar Court SW, Suite D Grand Rapids, Michigan 49548	First lien senior secured delayed draw term loan	S +	5.25%	10.75%	8/5/2027	3,180	(51)	(48)	(0.01)%
Sixarp, LLC (6) 7650 Caterpillar Court SW, Suite D Grand Rapids, Michigan 49548	First lien senior secured revolving loan	S +	5.25%	10.75%	8/5/2027	3,732	(61)	(56)	(0.01)%
Sixarp, LLC 7650 Caterpillar Court SW, Suite D Grand Rapids, Michigan 49548	First lien senior secured term loan	S +	5.25%	10.75%	8/5/2027	19,726	19,386	19,422	3.25%
							56,940	57,072	9.57%
Diversified consumer services
ACES Intermediate, LLC (6) 3033 East First Avenue, Suite #700 Denver, CO 80206	First lien senior secured revolving loan	S +	5.50%	10.72%	7/27/2027	6,964	(113)	(104)	(0.02)%
ACES Intermediate, LLC 3033 East First Avenue, Suite #700 Denver, CO 80206	First lien senior secured term loan	S +	5.50%	10.72%	7/27/2027	31,219	30,693	30,747	5.16%
Yard-Nique, Inc 4242 Six Forks Road, Suite 950 Raleigh, North Carolina 27609	First lien senior secured delayed draw term loan	S +	6.00%	11.39%	4/30/2026	6,086	399	402	0.07%
Yard-Nique, Inc (6) 4242 Six Forks Road, Suite 950 Raleigh, North Carolina 27609	First lien senior secured revolving loan	S +	6.00%	11.39%	4/30/2026	870	(10)	(9)	—%
Yard-Nique, Inc 4242 Six Forks Road, Suite 950 Raleigh, North Carolina 27609	First lien senior secured term loan	S +	6.00%	11.39%	4/30/2026	6,705	6,631	6,640	1.11%
Esquire Deposition Solutions, LLC 1500 Centre Parkway, Suite 100 East Point, Georgia 30344	First lien senior secured delayed draw term loan	S +	6.50%	11.90%	12/30/2027	3,842	2,331	2,332	0.39%
Esquire Deposition Solutions, LLC 1500 Centre Parkway, Suite 100 East Point, Georgia 30344	First lien senior secured revolving loan	S +	6.50%	11.89%	12/30/2027	2,162	590	592	0.10%
Esquire Deposition Solutions, LLC 1500 Centre Parkway, Suite 100 East Point, Georgia 30344	First lien senior secured term loan	S +	6.50%	11.89%	12/30/2027	13,391	13,026	13,041	2.18%
CL Services Acquisition, LLC 2001 Ross Avenue, Suite 4250 Dallas, Texas 75201	First lien senior secured delayed draw term loan	S +	6.25%	11.65%	4/25/2028	7,090	3,658	3,658	0.61%
CL Services Acquisition, LLC (6) 2001 Ross Avenue, Suite 4250 Dallas, Texas 75201	First lien senior secured revolving loan	S +	6.25%	11.47%	4/25/2028	1,591	(38)	(38)	(0.01)%
CL Services Acquisition, LLC 2001 Ross Avenue, Suite 4250 Dallas, Texas 75201	First lien senior secured term loan	S +	6.25%	11.47%	4/25/2028	9,891	9,651	9,648	1.62%
							66,818	66,909	11.21%
Electrical equipment
WCI Volt Purchaser, LLC (6) 890 Winter Street, Suite 235 Waltham, MA 02451	First lien senior secured revolving loan	S +	5.75%	11.25%	9/15/2028	2,249	(39)	(36)	(0.01)%
WCI Volt Purchaser, LLC 890 Winter Street, Suite 235 Waltham, MA 02451	First lien senior secured term loan	S +	5.75%	11.25%	9/15/2028	9,834	9,656	9,674	1.62%
							9,617	9,638	1.61%

Electronic equipment, instruments and components
ITSavvy LLC 200 Madison Avenue, Suite 2110 New York, NY 10016	First lien senior secured delayed draw term loan	S +	5.25%	10.57%	8/8/2028	2,428	2,183	2,184	0.37%
ITSavvy LLC (6) 200 Madison Avenue, Suite 2110 New York, NY 10016	First lien senior secured revolving loan	S +	5.50%	11.05%	8/8/2028	1,741	(15)	(12)	—%
ITSavvy LLC 200 Madison Avenue, Suite 2110 New York, NY 10016	First lien senior secured term loan	S +	5.50%	11.05%	8/8/2028	11,188	11,092	11,114	1.86%
							13,260	13,286	2.23%
Food and staples retailing
Universal Pure, LLC 111 South Wacker Drive, Suite 1960 Chicago, IL 60606	First lien senior secured delayed draw term loan	S +	6.00%	11.34%	10/31/2028	355	36	36	0.01%
Universal Pure, LLC (8) 111 South Wacker Drive, Suite 1960 Chicago, IL 60606	First lien senior secured revolving loan	S +	6.00%	11.36%	10/31/2028	6,992	1,752	1,760	0.29%
Universal Pure, LLC 111 South Wacker Drive, Suite 1960 Chicago, IL 60606	First lien senior secured term loan	S +	6.00%	11.39%	10/31/2028	17,009	16,584	16,602	2.78%
							18,372	18,398	3.08%
Food products
Sun Orchard, LLC (6) 8600 N.W. 36th Street Ste 250 Doral, FL 33166	First lien senior secured revolving loan	S +	5.25%	10.75%	7/8/2027	5,223	(84)	(77)	(0.01)%
Sun Orchard, LLC 8600 N.W. 36th Street Ste 250 Doral, FL 33166	First lien senior secured term loan	S +	5.25%	10.75%	7/8/2027	9,408	9,252	9,268	1.55%
BPCP WLF Intermedco LLC (6) 1724 5th Avenue, Unit #3 Bay Shore, New York 11706	First lien senior secured delayed draw term loan	S +	6.00%	11.39%	8/19/2027	5,846	(97)	(89)	(0.01)%
BPCP WLF Intermedco LLC 1724 5th Avenue, Unit #3 Bay Shore, New York 11706	First lien senior secured revolving loan	S +	6.00%	11.39%	8/19/2027	3,383	1,297	1,302	0.22%
BPCP WLF Intermedco LLC 1724 5th Avenue, Unit #3 Bay Shore, New York 11706	First lien senior secured term loan	S +	6.00%	11.39%	8/19/2027	23,209	22,815	22,852	3.83%
Treat Planet Acquisition, LLC (6) 1275 Drummers Lane Suite 300	First lien senior secured revolving loan	S +	6.50%	12.00%	1/11/2028	1,965	(53)	(52)	(0.01)%
Treat Planet Acquisition, LLC 1275 Drummers Lane Suite 300	First lien senior secured term loan	S +	6.50%	12.00%	1/11/2028	7,264	7,065	7,073	1.19%
							40,195	40,277	6.76%
Health care equipment and supplies
Medical Technology Associates, Inc. (6) 6651 102nd Avenue North Pinellas Park, Florida 33782	First lien senior secured revolving loan	S +	6.25%	11.75%	7/25/2028	1,929	(41)	(37)	(0.01)%

Medical Technology Associates, Inc. 6651 102nd Avenue North Pinellas Park, Florida 33782	First lien senior secured term loan	S +	6.25%	11.75%	7/25/2028	14,286	13,970	14,010	2.35%
Nasco Healthcare Inc. (9) 901 Janesville Avenue Fort Atkinson, WI 53538	First lien senior secured revolving loan	S +	5.75%	11.13%	6/30/2025	3,322	800	803	0.13%
Nasco Healthcare Inc. 901 Janesville Avenue Fort Atkinson, WI 53538	First lien senior secured term loan	S +	5.75%	11.14%	6/30/2025	17,722	17,561	17,581	2.95%
Surplus Solutions, LLC (6) 32 Old Slip, Suite 32D New York, NY 10005	First lien senior secured revolving loan	S +	6.00%	11.50%	11/30/2027	1,771	(39)	(37)	(0.01)%
Surplus Solutions, LLC 32 Old Slip, Suite 32D New York, NY 10005	First lien senior secured term loan	S +	6.00%	11.50%	11/30/2027	10,093	9,871	9,882	1.66%
							42,122	42,202	7.07%
Health care providers and services
Benefit Plan Administrators of Eau Claire, LLC 1 E. Wacker Drive, Suite 2900 Chicago, Illinois 60601	First lien senior secured delayed draw term loan	S +	5.50%	11.00%	6/7/2026	7,318	1,645	1,648	0.28%
Benefit Plan Administrators of Eau Claire, LLC (6) 1 E. Wacker Drive, Suite 2900 Chicago, Illinois 60601	First lien senior secured revolving loan	S +	5.50%	10.79%	6/7/2026	1,672	(20)	(18)	—%
Benefit Plan Administrators of Eau Claire, LLC 1 E. Wacker Drive, Suite 2900 Chicago, Illinois 60601	First lien senior secured term loan	S +	5.50%	10.79%	6/7/2026	12,897	12,730	12,748	2.14%
Change Academy at Lake of the Ozarks, LLC 3133 W Frye Rd Suite 525 Chandler, AZ 85226	First lien senior secured revolving loan	S +	5.50%	11.00%	8/2/2027	5,786	1,255	1,263	0.21%
Change Academy at Lake of the Ozarks, LLC 3133 W Frye Rd Suite 525 Chandler, AZ 85226	First lien senior secured term loan	S +	5.50%	10.89%	8/2/2027	29,547	29,051	29,098	4.88%
Endodontic Practice Partners, LLC 105 Continental Place, Suite 300 Brentwood, TN 37027	First lien senior secured delayed draw term loan	S +	6.00%	11.66%	11/2/2027	16,642	12,780	12,801	2.14%
Endodontic Practice Partners, LLC (6) 105 Continental Place, Suite 300 Brentwood, TN 37027	First lien senior secured revolving loan	S +	6.00%	11.22%	11/2/2027	1,918	156	161	0.03%
Endodontic Practice Partners, LLC 105 Continental Place, Suite 300 Brentwood, TN 37027	First lien senior secured term loan	S +	6.00%	11.46%	11/2/2027	14,846	14,568	14,610	2.45%
IPC Pain Acquistion, LLC 110 Old Preston Ave Charlottesville, VA 22902	First lien senior secured delayed draw term loan	S +	6.00%	11.22%	5/19/2027	10,830	9,680	9,683	1.62%
IPC Pain Acquistion, LLC (6) 110 Old Preston Ave Charlottesville, VA 22902	First lien senior secured revolving loan	S +	6.00%	11.22%	5/19/2027	1,115	(13)	(11)	—%
IPC Pain Acquistion, LLC 110 Old Preston Ave Charlottesville, VA 22902	First lien senior secured term loan	S +	6.00%	11.22%	5/19/2027	2,771	2,737	2,742	0.46%

NH Kronos Buyer, Inc. (6) 17777 Center Crt. Drive North, Suite 550 Cerritos, CA 90703	First lien senior secured revolving loan	S +	6.25%	11.64%	11/1/2028	12,443	(332)	(292)	(0.05)%
NH Kronos Buyer, Inc. 17777 Center Crt. Drive North, Suite 550 Cerritos, CA 90703	First lien senior secured term loan	S +	6.25%	11.64%	11/1/2028	51,746	50,345	50,497	8.46%
Propio LS, LLC 10801 Mastin Street Suite 580 Overland Park, KS 66210	First lien senior secured revolving loan	S +	5.50%	11.02%	8/2/2027	3,619	520	525	0.09%
Propio LS, LLC 10801 Mastin Street Suite 580 Overland Park, KS 66210	First lien senior secured term loan	S +	5.50%	10.96%	8/2/2027	19,741	19,405	19,442	3.26%
Purpose Home Health Acquisition, LLC (6) 5455 Harrison Park Lane, Indianapolis, IN 46216	First lien senior secured delayed draw term loan	S +	6.25%	11.71%	11/3/2027	6,682	(131)	(122)	(0.02)%
Purpose Home Health Acquisition, LLC (6) 5455 Harrison Park Lane, Indianapolis, IN 46216	First lien senior secured revolving loan	S +	6.25%	11.71%	11/3/2027	1,918	(37)	(35)	(0.01)%
Purpose Home Health Acquisition, LLC 5455 Harrison Park Lane, Indianapolis, IN 46216	First lien senior secured term loan	S +	6.25%	11.71%	11/3/2027	7,921	7,765	7,777	1.30%
ADVI Health, LLC (6) Wrigley Building, South Tower 400 N. Michigan Avenue, Suite 800	First lien senior secured revolving loan	S +	7.00%	12.50%	11/29/2027	1,062	(23)	(22)	—%
ADVI Health, LLC Wrigley Building, South Tower 400 N. Michigan Avenue, Suite 800	First lien senior secured term loan	S +	7.00%	12.50%	11/29/2027	6,211	6,070	6,081	1.02%
Spear Education Holdings, LLC (6) 7201 E. Princess Blvd Scottsdale, AZ 85255	First lien senior secured revolving loan	S +	7.50%	12.89%	12/15/2027	4,463	(109)	(105)	(0.02)%
Spear Education Holdings, LLC 7201 E. Princess Blvd Scottsdale, AZ 85255	First lien senior secured term loan	S +	7.50%	12.89%	12/15/2027	12,509	12,196	12,210	2.05%
US Foot and Ankle Specialists, LLC 1600 E. Gude Drive, Suite 100 Rockville, MD 20850-1341	First lien senior secured delayed draw term loan	S +	5.75%	10.97%	9/15/2026	16,558	9,710	9,714	1.63%
US Foot and Ankle Specialists, LLC 1600 E. Gude Drive, Suite 100 Rockville, MD 20850-1341	First lien senior secured revolving loan	S +	5.75%	10.97%	9/15/2026	2,699	637	640	0.11%
US Foot and Ankle Specialists, LLC 1600 E. Gude Drive, Suite 100 Rockville, MD 20850-1341	First lien senior secured term loan	S +	5.75%	10.97%	9/15/2026	20,915	20,619	20,644	3.46%
MWEC Management, LLC (6) 40 W 75th St. Willowbrook, IL 60527	First lien senior secured delayed draw term loan	S +	6.00%	11.39%	2/14/2025	1,429	(32)	(33)	(0.01)%
MWEC Management, LLC 40 W 75th St. Willowbrook, IL 60527	First lien senior secured revolving loan	S +	6.00%	11.39%	2/14/2028	1,924	111	114	0.02%
MWEC Management, LLC 40 W 75th St. Willowbrook, IL 60527	First lien senior secured term loan	S +	6.00%	11.39%	2/14/2028	11,684	11,377	11,399	1.91%

Beghou Consulting, LLC (6) 1880 Oak Avenue, Suite 200 Evanston, IL 60201	First lien senior secured revolving loan	S +	6.00%	11.50%	5/1/2028	2,654	(71)	(71)	(0.01)%
Beghou Consulting, LLC 1880 Oak Avenue, Suite 200 Evanston, IL 60201	First lien senior secured term loan	S +	6.00%	11.50%	5/1/2028	14,897	14,499	14,499	2.43%
BPCP EE Intermedco LLC 255 Corporate Woods Parkway, Vernon Hills, IL 60061	First lien senior secured delayed draw term loan	S +	6.25%	11.64%	4/3/2028	3,213	1,986	1,990	0.33%
BPCP EE Intermedco LLC (6) 255 Corporate Woods Parkway, Vernon Hills, IL 60061	First lien senior secured revolving loan	S +	6.25%	11.64%	4/3/2028	2,244	(59)	(56)	(0.01)%
BPCP EE Intermedco LLC 255 Corporate Woods Parkway, Vernon Hills, IL 60061	First lien senior secured term loan	S +	6.25%	11.64%	4/3/2028	6,526	6,355	6,363	1.07%
Flourish Research Acquisition, LLC (6) 32 Old Slip, Suite 32D New York, NY 10005	First lien senior secured delayed draw term loan	S +	6.50%	11.81%	4/28/2025	2,162	(51)	(51)	(0.01)%
Flourish Research Acquisition, LLC (6) 32 Old Slip, Suite 32D New York, NY 10005	First lien senior secured revolving loan	S +	6.50%	11.81%	4/28/2026	829	(20)	(20)	—%
Flourish Research Acquisition, LLC 32 Old Slip, Suite 32D New York, NY 10005	First lien senior secured term loan	S +	6.50%	11.81%	4/28/2026	19,027	18,569	18,569	3.11%
H2 Holdco, Inc. (6) 484 Riverside Avenue Jacksonville, FL 32202	First lien senior secured delayed draw term loan	S + 5.25% + 2.25% PIK		11.01%	5/5/2028	7,061	(205)	(205)	(0.03)%
H2 Holdco, Inc. (6)(10) 484 Riverside Avenue Jacksonville, FL 32202	First lien senior secured revolving loan	S + 5.25% + 2.25% PIK	5.25% + 2.25% PIK	11.01%	5/5/2028	2,488	(72)	(72)	(0.01)%
H2 Holdco, Inc. 484 Riverside Avenue Jacksonville, FL 32202	First lien senior secured term loan	S + 5.25% + 2.25% PIK	5.25% + 2.25% PIK	11.01%	5/5/2028	17,292	16,785	16,787	2.81%
							280,376	280,892	47.09%
Health care technology
AHR Intermediate, Inc 1506 6th Avenue, Suite 3 Columbus, GA 31901	First lien senior secured delayed draw term loan	S +	5.25%	10.60%	7/29/2027	5,202	3,795	3,782	0.63%
AHR Intermediate, Inc 1506 6th Avenue, Suite 3 Columbus, GA 31901	First lien senior secured revolving loan	S +	5.25%	10.75%	7/29/2027	7,708	645	705	0.12%
AHR Intermediate, Inc 1506 6th Avenue, Suite 3 Columbus, GA 31901	First lien senior secured term loan	S +	5.25%	10.75%	7/29/2027	24,169	23,939	23,964	4.01%
							28,379	28,451	4.76%
Household durables
CPS Power Buyer, LLC 4322 Piedmont Parkway Greensboro, North Carolina 27410	First lien senior secured delayed draw term loan	S +	6.50%	11.72%	9/26/2027	3,018	2,605	2,609	0.44%

CPS Power Buyer, LLC (6) 4322 Piedmont Parkway Greensboro, North Carolina 27410	First lien senior secured revolving loan	S +	6.50%	12.00%	9/26/2027	1,687	(29)	(26)	—%
CPS Power Buyer, LLC 4322 Piedmont Parkway Greensboro, North Carolina 27410	First lien senior secured term loan	S +	6.50%	12.00%	9/26/2027	5,092	5,001	5,010	0.84%
Kwalu, LLC (6) 6160 Peachtree Dunwoody Road Bldg. C, Atlanta, GA 30328	First lien senior secured revolving loan	S +	5.75%	11.25%	9/23/2027	5,061	(86)	(79)	(0.01)%
Kwalu, LLC 6160 Peachtree Dunwoody Road Bldg. C, Atlanta, GA 30328	First lien senior secured term loan	S +	5.75%	11.25%	9/23/2027	24,712	24,277	24,315	4.07%
MacKenzie Childs Acquisition, Inc. 3260 State Route 90 Aurora, New York 13026	First lien senior secured revolving loan	S +	6.00%	11.11%	9/2/2027	3,374	2,882	2,887	0.48%
MacKenzie Childs Acquisition, Inc. 3260 State Route 90 Aurora, New York 13026	First lien senior secured term loan	S +	6.00%	11.11%	9/2/2027	17,972	17,738	17,766	2.98%
Renovation Systems, LLC 2735 Cheshire Lane N Plymouth, Minnesota 55447	First lien senior secured delayed draw term loan	S +	6.00%	11.53%	1/23/2028	5,826	4,069	4,070	0.68%
Renovation Systems, LLC 2735 Cheshire Lane N Plymouth, Minnesota 55447	First lien senior secured revolving loan	S +	6.00%	11.50%	1/23/2028	1,965	437	439	0.07%
Renovation Systems, LLC 2735 Cheshire Lane N Plymouth, Minnesota 55447	First lien senior secured term loan	S +	6.00%	11.50%	1/23/2028	12,349	12,013	12,025	2.01%
							68,907	69,016	11.56%
Industrial Conglomerates
Hultec Buyer, LLC 1300 E. Berry Street Fort Worth, Texas 76119	First lien senior secured revolving loan	S +	6.25%	11.45%	3/31/2029	3,825	273	277	0.05%
Hultec Buyer, LLC 1300 E. Berry Street Fort Worth, Texas 76119	First lien senior secured term loan	S +	6.25%	11.65%	3/31/2029	14,230	13,814	13,839	2.32%
							14,087	14,116	2.37%
IT services
Icreon Holdings, LLC (6) 434 W. 33rd St., 7th Floor New York, NY 10001	First lien senior secured revolving loan	S +	6.50%	12.00%	10/26/2027	1,049	(23)	(21)	—%
Icreon Holdings, LLC 434 W. 33rd St., 7th Floor New York, NY 10001	First lien senior secured term loan	S +	6.50%	12.00%	10/26/2027	8,223	8,040	8,056	1.35%
							8,017	8,035	1.35%
Machinery
Double E Company, LLC (6) 319 Manley Street West Bridgewater, Massachusetts 02379'	First lien senior secured delayed draw term loan	S +	6.00%	11.39%	6/21/2028	1,969	(15)	(13)	—%
Double E Company, LLC 319 Manley Street West Bridgewater, Massachusetts 02379	First lien senior secured revolving loan	S +	6.00%	11.32%	6/21/2028	3,044	1,294	1,299	0.22%

Double E Company, LLC 319 Manley Street West Bridgewater, Massachusetts 02379	First lien senior secured term loan	S +	6.00%	11.39%	6/21/2028	17,367	17,217	17,260	2.89%
							18,496	18,546	3.11%
Media
Optimized Marketing Acquisition, LLC 1800 Avenue of the Stars Suite 1450 Los Angeles, California 90067	First lien senior secured revolving loan	S +	5.75%	11.05%	8/19/2027	3,383	1,128	1,133	0.19%
Optimized Marketing Acquisition, LLC 1800 Avenue of the Stars Suite 1450 Los Angeles, California 90067	First lien senior secured term loan	S +	5.75%	10.97%	8/19/2027	26,037	25,590	25,636	4.30%
RKD Group, LLC (6) 3400 Waterview Parkway, Suite 250 Richardson, TX 75080	First lien senior secured revolving loan	S +	6.00%	11.39%	8/17/2028	4,905	(63)	(55)	(0.01)%
RKD Group, LLC 3400 Waterview Parkway, Suite 250 Richardson, TX 75080	First lien senior secured term loan	S +	6.00%	11.39%	8/17/2028	33,507	33,072	33,138	5.55%
WTWH Buyer, LLC (6) 1225 17th Street, Suite 2575 Denver, Colorado 80202	First lien senior secured revolving loan	S +	6.50%	12.00%	12/16/2027	1,638	(37)	(35)	(0.01)%
WTWH Buyer, LLC 1225 17th Street, Suite 2575 Denver, Colorado 80202	First lien senior secured term loan	S +	6.50%	12.00%	12/16/2027	10,145	9,912	9,927	1.66%
							69,602	69,744	11.68%
Professional services
Helpware, Inc. 61 Broadway, Suite 1601 New York, NY 10006	First lien senior secured revolving loan	S +	5.75%	11.23%	9/8/2026	5,061	1,800	1,807	0.30%
Helpware, Inc. 61 Broadway, Suite 1601 New York, NY 10006	First lien senior secured term loan	S +	5.75%	11.25%	9/8/2026	14,043	13,874	13,894	2.33%
							15,674	15,701	2.63%
Software
Shasta Buyer, LLC 120 S. Central Avenue, Suite 600 St. Louis, Missouri 63105	First lien senior secured revolving loan	S +	6.25%	11.75%	8/9/2028	2,199	250	253	0.04%
Shasta Buyer, LLC 120 S. Central Avenue, Suite 600 St. Louis, Missouri 63105'	First lien senior secured term loan	S +	6.25%	11.75%	8/9/2028	11,604	11,399	11,422	1.91%
							11,649	11,675	1.95%
Specialty retail
Soccer Post Acquisition, LLC 303 Highway 35 Eatontown, New Jersey 07724	First lien senior secured delayed draw term loan	S +	5.50%	11.00%	6/30/2027	1,513	1,416	1,418	0.24%
Soccer Post Acquisition, LLC 303 Highway 35 Eatontown, New Jersey 07724	First lien senior secured revolving loan	S +	5.50%	11.00%	6/30/2027	1,741	185	187	0.03%
Soccer Post Acquisition, LLC 303 Highway 35 Eatontown, New Jersey 07724	First lien senior secured term loan	S +	5.50%	11.00%	6/30/2027	7,552	7,443	7,455	1.25%
							9,044	9,060	1.52%

Trading companies and distributors
Ascent Lifting, Inc. 10 S. Wacker Drive Suite 3300 Chicago, Illinois 60606	First lien senior secured revolving loan	S +	6.00%	11.20%	9/9/2027	2,500	605	608	0.10%
Ascent Lifting, Inc. 10 S. Wacker Drive Suite 3300 Chicago, Illinois 60606	First lien senior secured term loan	S +	6.00%	11.20%	9/9/2027	17,280	16,840	16,862	2.83%
NEFCO Holding Company, LLC 950 Tower Lane, Suite 1000 Foster City, CA 94404	First lien senior secured delayed draw term loan	S +	6.50%	12.06%	8/5/2028	2,186	2,155	2,154	0.36%
NEFCO Holding Company, LLC 950 Tower Lane, Suite 1000 Foster City, CA 94404	First lien senior secured delayed draw term loan	S +	6.50%	12.09%	8/5/2024	2,192	25	28	—%
NEFCO Holding Company, LLC 950 Tower Lane, Suite 1000 Foster City, CA 94404	First lien senior secured delayed draw term loan	S +	6.50%	11.78%	8/5/2028	2,611	2,593	2,570	0.43%
NEFCO Holding Company, LLC 950 Tower Lane, Suite 1000 Foster City, CA 94404	First lien senior secured revolving loan	P +	5.50%	13.75%	8/5/2028	3,045	1,572	1,576	0.26%
NEFCO Holding Company, LLC 950 Tower Lane, Suite 1000 Foster City, CA 94404	First lien senior secured term loan	S +	6.50%	11.78%	8/5/2028	14,360	14,097	14,134	2.37%
							37,887	37,932	6.35%
Total non-controlled/non-affiliated senior secured debt							943,989	945,778	158.46%

Non-controlled/affiliated investments
Multisector holdings
Twin Brook Equity Holdings, LLC (11) (12) (13)	Equity - 7.03% membership interest						34,165	38,564	6.46%
Total non-controlled/affiliated investments							34,165	38,564	6.46%
Total investments							978,154	984,342	164.92%

(1) Unless otherwise indicated, all investments are considered Level 3 investments. Under section 55(a) of the Investment Company Act of 1940, as amended (the “1940 Act”), we may not acquire any non-qualifying asset unless, at the time such acquisition is made, qualifying assets represent at least 70% of our total assets. The status of these assets under the 1940 Act is subject to change. The Company monitors the status of these assets on an ongoing basis. As of June 30, 2023, there were no non-qualifying assets.
(2) Unless otherwise indicated, all investments represent co-investments made with the Company’s affiliates in accordance with the terms of the exemptive relief that the Company received from the U.S. Securities and Exchange Commission. Refer to Note 6 for further information.
(3) Principal/par amount is denominated in U.S. Dollars (“$”) unless otherwise noted.
(4) The amortized cost represents the original cost adjusted for the amortization of discounts and premiums, as applicable, on debt investments using the effective interest method.
(5) Unless otherwise indicated, the interest rate on the principal balance outstanding for all floating rate loans is indexed to the Term Secured Overnight Financing Rate (“Term SOFR” or “S”) and/or an alternate base rate (e.g. prime rate (“P”)), which typically resets semiannually, quarterly, or monthly at the borrower’s option. The applicable base rate may be subject to a floor. The borrower may also elect to have multiple interest reset periods for each loan. For each of these loans, the applicable margin has been provided over Term SOFR based on each respective credit agreement. As of June 30, 2023, the reference rates for the floating rate loans were the Term SOFR of 5.09% and the Prime Rate of 8.25%.
(6) Represents revolvers and delayed draw term loans where the entire balance is unfunded as of June 30, 2023. The negative fair value is a result of the commitment being valued below par. Refer to Note 7 for further information.
(7) Principal balance includes reserve for letter of credit of $82,358 on which the borrower pays 6.50%.

(8) Principal balance includes reserve for letter of credit of $160,279 on which the borrower pays 6.00%.
(9) Principal balance includes reserve for letter of credit of $265,760 on which the borrower pays 5.75%.
(10) Principal balance includes reserve for letter of credit of $213,947 on which the borrower pays 5.25%.
(11) As a practical expedient, the Company uses net asset value (“NAV”) to determine the fair value of this investment. Consistent with FASB guidance under ASC 820, these investments are excluded from the hierarchical levels. This represents an investment in an affiliated fund.
(12) Securities exempt from registration under the Securities Act of 1933 (the “Securities Act”), and may be deemed to be “restricted securities” under the Securities Act. As of June 30, 2023, the aggregate fair value of these securities is $38,564 or 6.46% of the Company's net assets. The “restricted security”, Twin Brook Equity Holdings, LLC was purchased on May 19, 2022.
(13) Non-income producing investment.

MANAGEMENT OF THE FUND
Board of Trustees
Our business and affairs are managed under the oversight of our Board of Trustees. The Board of Trustees are classified, with respect to the time for which members of the Board of Trustees severally hold office, into three classes—Class I, Class II and Class III—as nearly equal in number as reasonably possible, with the Trustees in each Class to hold office until their successors are elected and qualified. Our bylaws provide that for uncontested elections, each Trustee of the Fund must be elected by a plurality of votes entitled to be cast. For contested elections, each Trustee of the Fund must be elected by a majority of votes entitled to be cast. Each Trustee holds office for the term for which he or she is elected and until his or her successor is elected and qualified. The term “qualify” is used in the Declaration of Trust and Bylaws to describe when a Trustee qualifies to be seated as a Trustee. The Fund’s current Bylaws do not include a list of qualification; however, the Board of Trustees has authority to include certain qualifications, such as age requirements or holding requirements. As such term is currently used, a nominee for election as a Trustee would qualify if such nominee accepts the nomination. Pursuant to the Fund’s Bylaws, any Trustee nominated for re-election who fails to receive the requisite vote for re-election at an annual meeting of shareholders, and whose successor has neither been elected nor qualified, will holdover until the next annual meeting of shareholders. At each succeeding annual meeting of shareholders, the successors to the Class of Trustees whose terms expire at that meeting shall be elected to hold office for terms expiring at the later of the annual meeting of shareholders held in the third year following the year of their election or the election and qualification of their successors. The responsibilities of the Board of Trustees include, among other things, the oversight of our investment activities, the quarterly valuation of our assets, oversight of our financing arrangements and corporate governance activities. Our Board of Trustees consists of five members, three of whom are not “interested persons” of the Fund or of the Adviser as defined in Section 2(a)(19) of the 1940 Act and as determined by the Board of Trustees in accordance with the standards set forth in Section 2(a)(19). Section 2(a)(19) of the 1940 Act defines an “interested person” to include, among other things, any person who has, or within the last two years had, a material business or professional relationship with the Fund or the Adviser. We refer to these individuals as our Independent Trustees. In determining independence, the Board reviews and considers such information as it deems appropriate including, among other items, completed Trustee due diligence questionnaires, and may conduct interviews and background checks as appropriate. Our Board of Trustees elects our executive officers, who serve at the discretion of the Board of Trustees. Our executive officers are employees of our Adviser or its affiliates.
Trustees
Information regarding the Board of Trustees is as follows:

Name	Year of Birth	Position	Length of Time Served	Principal Occupation During Past 5 years*	Other Public or Investment Company Directorships Held by Trustee

Interested Trustees

Trevor Clark	1965	Trustee, Chairman of the Board, Chief Executive Officer, and President of the Fund. President and Chief Executive Officer of the Adviser. Managing Director of Angelo Gordon.	Since 2022
Mr. Clark joined Angelo Gordon in 2014 to establish the firm’s middle market direct lending loan business, Twin Brook Capital Partners. Mr. Clark is a Managing Director and member of Angelo Gordon’s Executive Committee and Partnership Advisory Board. Mr. Clark was Chairman, CEO and President of AGTB Private BDC and AG Twin Brook BDC, Inc. prior to each company’s respective merger with the Fund.
					N/A

Terrence Walters	1980	Trustee, Chief Financial Officer, and Treasurer of the Fund. Chief Financial Officer and Treasurer of the Adviser. Managing Director of Angelo Gordon.	Since 2022
Mr. Walters joined Angelo Gordon in 2019 as a Managing Director and served as Chief Accounting Officer for Twin Brook Capital Partners from 2019 to 2021. Prior to joining Angelo Gordon, Mr. Walters spent eight years in various roles with Victory Park Capital Advisors and Vitalogy Capital Partners. Mr. Walters was a Trustee, CFO and Treasurer of AGTB Private BDC and AG Twin Brook BDC, Inc. prior to each company’s respective merger with the Fund.
				N/A

Independent Trustees

James E. Bowers	1947	Independent Trustee and Chair of Nominating and Corporate Governance Committee	Since 2022
From 2004 to 2018, Mr. Bowers was Senior Counsel at Day Pitney LLP. Since 2022, Mr. Bowers has served on the board of directors of MolQ Entertainment, Inc. Until 2018, Mr. Bowers served on the Board of Governors at Hartford Hospital and on the Executive Committee at Harvard Law School. Since 2018, Mr. Bowers has been a private investor. Mr. Bowers was an Independent Trustee of AGTB Private BDC and AG Twin Brook BDC, Inc. prior to each company’s respective merger with the Fund.
				N/A

James N. Hallene	1961	Independent Trustee	Since 2022
Mr. Hallene founded Capital Concepts Holdings, LLC and has served as its founding principal since 1998. Mr. Hallene founded CapX Partners, LLC and has served as its founding partner since 2003. Mr. Hallene was an Independent Trustee of AGTB Private BDC and AG Twin Brook BDC, Inc. prior to each company’s respective merger with the Fund.
				N/A

Lance A. Ludwick	1966	Independent Trustee and Chair of the Audit Committee	Since 2022
Mr. Ludwick serves as the Vice President of Mergers & Acquisitions at Sysco Corporation (the parent company of Bellissimo Holdings, LLC), and has served as a principal of LC7 Advisors, LLC since 2015. Mr. Ludwick was an Independent Trustee of AGTB Private BDC and AG Twin Brook BDC, Inc. prior to each company’s respective merger with the Fund.
				N/A

*    Directorships disclosed under this column do not include directorships disclosed under the column “Principal Occupation(s) During Past 5 Years.”

The address for each trustee is c/o AG Twin Brook Capital Income Fund, 245 Park Avenue, 26th Floor, New York, New York 10167.
The Board of Trustees has been informed that TPG and the Adviser will use reasonable best efforts to assure compliance with the conditions of Section 15(f) of the 1940 Act with respect to the Fund from and after the closing of the TPG Transaction, In order to comply with one of the conditions of Section 15(f) of the 1940 Act, Terrence Walters, an interested person of the Fund, has informed the Board that he intends to resign his position as Trustee immediately prior to the TPG Transaction closing. In this event, Mr. Walters would continue to serve as the Fund’s Chief Financial Officer and Treasurer.

Executive Officers Who are Not Trustees
Information regarding our executive officers who are not Trustees is as follows:

Name	Year of Birth	Position	Length of Time Served	Principal Occupation During Past 5 years
Jenny B. Neslin	1982	General Counsel and Secretary	Since 2022
Ms. Neslin joined Angelo Gordon as a Managing Director in April 2021 and serves as General Counsel and Secretary to the Fund and AG Mortgage Investment Trust, Inc. Prior to their respective mergers with the Fund, Ms. Neslin served as General Counsel and Secretary to AGTB Private BDC and AG Twin Brook BDC, Inc. Prior to joining Angelo Gordon, Ms. Neslin worked at Colony Capital, Inc. from 2013 to 2021, where she most recently was Managing Director and Deputy General Counsel.

Richa Gulati	1980	Chief Compliance Officer	Since 2022	Ms. Gulati joined Angelo Gordon in May 2022 as Chief Compliance Officer and Associate General Counsel. Prior to joining Angelo Gordon, Ms. Gulati worked at Willett Advisors LLC from 2015 to 2022, as Chief Compliance Officer and Counsel.
The address for each officer is c/o AG Twin Brook Capital Income Fund, 245 Park Avenue, 26th Floor, New York, New York 10167.
Biographical Information
The following is information concerning the business experience of our Board of Trustees and executive officers. Our trustees have been divided into two groups—interested trustees and Independent Trustees. An interested trustee is an “interested person” as defined in Section 2(a)(19) of the 1940 Act.
Interested Trustees
Trevor Clark. Mr. Clark joined Angelo Gordon in 2014 to establish Twin Brook Capital Partners, the firm’s middle market direct lending loan business. He is a Managing Director and a member of the firm’s Executive Committee, Chief Executive Officer and President of the Adviser, and a trustee and Chairman of the Board of the Fund. Prior to joining Angelo Gordon, Mr. Clark was a co-founder and CEO of Madison Capital Funding LLC (“Madison Capital”), a wholly owned subsidiary of New York Life Investments, where he oversaw all operational and strategic activities of the middle market lending operation. At Madison Capital, Mr. Clark led the Executive Committee that was responsible for all credit granting decisions and managed the relationship with New York Life Investments and other third-party investors. Prior to forming Madison Capital, Mr. Clark held various positions in loan underwriting and origination at Antares Capital, GE Capital, and Bank of America. He holds a B.A. degree from the University of Iowa, Iowa City and an M.B.A. degree from Indiana University, Bloomington.
Terrence Walters. Mr. Walters serves as a trustee, Chief Financial Officer and Treasurer of the Fund. Mr. Walters joined Angelo Gordon in 2019 as a Managing Director and serves as the Chief Financial Officer of Twin Brook Capital Partners, its middle market direct lending loan business. Mr. Walters previously served as Chief Accounting Officer for Twin Brook Capital Partners from 2019 to 2021. Prior to joining the firm, Mr. Walters spent eight years in various roles with Victory Park Capital Advisors and Vitalogy Capital Partners. Prior to that, Mr. Walters worked at Citadel Group’s fund administrator, Omnium, as well as Ernst & Young LLP. Mr. Walters holds a B.A. degree in accountancy and finance from Augustana College and a M.Acc. degree from the University of Iowa. He is a Certified Public Accountant (inactive).
Independent Trustees
James E. Bowers. Mr. Bowers serves as an Independent Trustee and as a member of the Audit and Nominating and Corporate Governance Committees. He is the Chair of our Nominating and Corporate Governance Committee. Since 2004, Mr. Bowers has served on the Board of Governors at Hartford Hospital. Since 2002, he has been a member of the Executive Committee of the Harvard

Law School Association. From 2004 to 2018, Mr. Bowers was Senior Counsel at Day Pitney LLP. Since 2018, Mr. Bowers has been a private investor. Mr. Bowers holds a J.D. from Harvard Law School and a B.A. from the University of South Carolina.
James N. Hallene. Mr. Hallene serves as an Independent Trustee and as a member of the Audit and Nominating and Corporate Governance Committees. Mr. Hallene founded Capital Concepts Holdings, LLC, a Chicago-based private equity investment firm, in 1998 and currently serves as its principal. He is also a founding partner of CapX Partners, an equipment leasing finance company. Prior to founding Capital Concepts Holdings, LLC and CapX Partners, Mr. Hallene co-founded a data-consolidation company called MaxMiles. Prior to that, Mr. Hallene was employed at American National Bank, where he oversaw credit, mortgage, treasury management, and technology business units. Mr. Hallene served as vice chairman of MB Financial Corporation and is on the corporate boards of KeHE Distributors, LLC, The Hallstar Company, VSA Partners Holdings and Attorney’s Title Guaranty Fund, Inc. He holds a B.A. in economics from the University of Illinois and an M.B.A. from Northwestern University’s Kellogg Graduate School of Management.
Lance A. Ludwick. Mr. Ludwick serves as an Independent Trustee and as a member of the Audit and Nominating and Corporate Governance Committees. He is the Chair of our Audit Committee. Mr. Ludwick is a principal of LC7 Advisors, LLC, a firm that provides M&A advisory services and management/operational improvement consulting. He is also the Vice President of Mergers & Acquisitions and Operation Strategy at Bellissimo Holdings, LLC. Prior to that Mr. Ludwick served as the Vice President for Mergers & Acquisitions and Corporate Strategy at US Foods, Inc. and the Vice President of Strategic Planning for Constellation Brands, Inc., as well as various other positions providing advice on mergers and acquisitions and corporate operational strategy. Mr. Ludwick holds a B.B.A. in Accounting from the University of Iowa.
Executive Officers Who are not Trustees
Jenny B. Neslin joined Angelo Gordon’s legal team as a Managing Director in April 2021 and serves as the Fund’s General Counsel and Secretary, having previously served in the same capacity at the Fund’s predecessors. Ms. Neslin also serves as General Counsel and Secretary of AG Mortgage Investment Trust, Inc. (NYSE: MITT) a position she has held since April 2021. Prior to joining Angelo Gordon, Ms. Neslin was Managing Director and Deputy General Counsel at Colony Capital, Inc. (NYSE: CLNY) (“Colony Capital”), which is now known as DigitalBridge Group, Inc. (NYSE: DBRG) from July 2013 to April 2021. At Colony Capital, Ms. Neslin was responsible for legal oversight of Colony Capital’s capital markets activities (including public and private equity and debt offerings), ongoing disclosure and reporting obligations under U.S. federal securities laws and corporate governance matters. In addition, from August 2015 to January 2018, Ms. Neslin served as General Counsel and Secretary for each of NorthStar Real Estate Income Trust, Inc. (“NS Income”) and NorthStar Real Estate Income II, Inc. (“NS Income II”). NS Income and NS Income II were public, non-traded real estate investment trusts managed by NorthStar Asset Management Group Inc. (“NorthStar”), until NorthStar’s merger with Colony Capital in January 2017. Prior to joining an affiliate of NorthStar in July 2013, Ms. Neslin was an associate in the Capital Markets group at Clifford Chance US LLP, where she primarily advised REITs and investment banks in public and private capital markets transactions. Ms. Neslin holds a Bachelor of Music in Music Business from New York University and a Juris Doctor from Benjamin N. Cardozo School of Law at Yeshiva University.

Richa Gulati joined Angelo Gordon in May 2022 as its Chief Compliance Officer and Associate General Counsel. Effective August 2022, Ms. Gulati also serves as the Chief Compliance Officer of the Fund, having previously served in the same capacity at the Fund’s predecessors. Prior to joining Angelo Gordon, from 2015 to May 2022, Ms. Gulati served as Chief Compliance Officer and Counsel at of Willett Advisors LLC, where she oversaw global compliance and regulatory affairs. Prior to Willett Advisors, Ms. Gulati served in various legal and compliance roles at Oaktree Capital Management, L.P. (2011 to 2015), and D.E. Shaw & Co., L.P. (2008 to 2011), and began her career as a litigation associate at Cleary Gottlieb Steen & Hamilton LLP (2005 to 2008). Ms. Gulati holds a B.A. degree from University of Texas at Austin and a J.D. degree from Harvard University.
Communications with Trustees
Shareholders and other interested parties may contact any member (or all members) of the Board of Trustees by mail. To communicate with the Board of Trustees, any individual Trustees or any group or committee of Trustees, correspondence should be addressed to the Board of Trustees or any such individual Trustees or group or committee of Trustees by either name or title. All such correspondence should be sent to c/o AG Twin Brook Capital Income Fund, 245 Park Avenue, 26th Floor, New York, New York 10167.
Committees of the Board of Trustees
Our Board of Trustees has established two committees: an Audit Committee and a Nominating and Corporate Governance Committee, and may establish additional committees in the future. The Audit Committee and Nominating and Corporate Governance Committee are comprised solely of Independent Trustees. We do not have a compensation committee because our executive officers do not receive any direct compensation from us. We do not have a committee related to oversight and review of conflicts or related party agreements because the Independent Trustees review such transactions and agreements in accordance with the 1940 Act and SEC guidance; however, should the Board of Trustees establish such a committee, the members will be comprised solely of Independent Trustees. The Fund will hold annual meetings of shareholders. All trustees are expected to attend at least 75% of the aggregate number of meetings of our Board and of the respective committees on which they serve. We require each trustee to make a diligent effort to attend all Board and committee meetings as well as each annual meeting of our shareholders.
Audit Committee. The Audit Committee is currently composed of James E. Bowers, James N. Hallene and Lance A. Ludwick, all of whom are not considered “interested persons” of our company as that term is defined in Section 2(a)(19) of the 1940 Act.

Mr. Ludwick serves as Chairman of the Audit Committee. Our Board has determined that Mr. Ludwick is an “audit committee financial expert” as that term is defined under Item 407 of Regulation S-K, as promulgated under the Exchange Act. Messrs. Bowers, Hallene and Ludwick meet the current requirements of Rule 10A-3 under the Exchange Act. The Audit Committee operates pursuant to a charter approved by our Board, which sets forth the responsibilities of the Audit Committee. The Audit Committee’s responsibilities include establishing guidelines and making recommendations to our Board regarding the valuation of our loans and investments; selecting our independent registered public accounting firm; reviewing with such independent registered public accounting firm the planning; scope and results of their audit of our financial statements; pre-approving the fees for services performed; reviewing with the independent registered public accounting firm the adequacy of internal control systems; reviewing our annual audited financial statements; overseeing internal audit staff, if any, and periodic filings; and receiving our audit reports and financial statements.
A copy of the charter of the Audit Committee is available in print to any shareholder who requests it, and it will also be available on the Fund’s website at www.AGTBCAP.com.
Nominating and Corporate Governance Committee. The members of the Nominating and Corporate Governance Committee are our Independent Trustees. James E. Bowers serves as chairman of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is responsible for selecting, researching and nominating trustees for election by our shareholders, selecting nominees to fill vacancies on the board or a committee of the board, developing and recommending to the board a set of corporate governance principles and overseeing the evaluation of the board and our management.
The Nominating and Corporate Governance Committee seeks candidates who possess the background, skills and expertise to make a significant contribution to our Board, our Fund and our shareholders. In considering possible candidates for election as a trustee, the Nominating and Corporate Governance Committee takes into account, in addition to such other factors as it deems relevant, the desirability of selecting trustees who:
•    are of high character and integrity;
•    are accomplished in their respective fields, with superior credentials and recognition;
•    have relevant expertise and experience upon which to be able to offer advice and guidance to management;
•    have sufficient time available to devote to our affairs;
•    are able to work with the other members of our Board and contribute to our success;
•    can represent the long-term interests of our shareholders as a whole; and
•    are selected such that our Board represents a range of backgrounds and experience.
The Nominating and Corporate Governance Committee has not adopted a formal policy with regard to the consideration of diversity in identifying trustee nominees. In determining whether to recommend a trustee nominee, the Nominating and Corporate Governance Committee considers and discusses diversity, among other factors, with a view toward the needs of our Board as a whole. The Nominating and Corporate Governance Committee generally conceptualizes diversity expansively to include, without limitation, concepts such as race, gender, national origin, differences of viewpoint, professional experience, education, skill and other qualities that contribute to our Board, when identifying and recommending trustee nominees. The Nominating and Corporate Governance Committee believes that the inclusion of diversity as one of many factors considered in selecting trustee nominees is consistent with the goal of creating a board of trustees that best serves our needs and the interests of our shareholders.
A copy of the charter of the Nominating and Corporate Governance Committee is available in print to any shareholder who requests it, and it will also be available on the Fund’s website at www.AGTBCAP.com.
Compensation of Trustees
Our Trustees who do not also serve in an executive officer capacity for us or the Adviser are entitled to receive annual cash retainer fees. These Trustees are Lance A. Ludwick, James N. Hallene, and James E. Bowers. Our Independent Trustees’ annual retainer fee is $60,000 payable quarterly in cash on a prorated basis.
We also reimburse each of the Trustees for all reasonable and authorized business expenses in accordance with our policies as in effect from time to time, including reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each board meeting and each committee meeting not held concurrently with a board meeting.
We will not pay compensation to our Trustees who also serve in an executive officer capacity for us or the Adviser.
Staffing
We do not currently have any employees and do not expect to have any employees. Services necessary for our business are provided by individuals who are employees of the Adviser or its affiliates, pursuant to the terms of the Investment Management Agreement and the Administration Agreement. Our day-to-day investment operations are managed by our Adviser. In addition, we reimburse the Administrator for our allocable portion of expenses incurred by it in performing its obligations under the Administration Agreement, including our allocable portion of the cost of our officers and their respective staffs.

Compensation of Executive Officers
We do not currently have any employees. None of our officers receives direct compensation from us. We have agreed to reimburse the Administrator for our allocable portion of the compensation paid to or compensatory distributions received by our Chief Financial Officer, Chief Compliance Officer, General Counsel and any of their respective staff who provide services to us, operations staff who provide services to us, and any internal audit staff, to the extent internal audit performs a role in our Sarbanes-Oxley internal control assessment. In addition, to the extent that the Administrator outsources any of its functions, we will pay the fees associated with such functions at cost. As discussed under “Investment Management Agreement and Administration Agreement—Administration Agreement,” we will agree to reimburse the Administrator for our allocable portion of the compensation of any personnel that it provides for our use.
Board Leadership Structure
Our business and affairs are managed under the direction of our Board of Trustees. Among other things, our Board of Trustees sets broad policies for us and approves the appointment of our investment adviser, administrator and officers. The role of our Board of Trustees, and of any individual Trustee, is one of oversight and not of management of our day-to-day affairs.
Under our bylaws, our Board of Trustees may designate one of our Trustees as chair to preside over meetings of our Board of Trustees and meetings of shareholders, and to perform such other duties as may be assigned to him or her by our Board of Trustees. The Board of Trustees has appointed Trevor Clark to serve in the role of chairperson of the Board of Trustees. The chairperson’s role is to preside at all meetings of the Board of Trustees and to act as a liaison with the Adviser, counsel and other Trustees generally between meetings. The chairperson serves as a key point person for dealings between management and the Trustees. The chairperson also may perform such other functions as may be delegated by the Board of Trustees from time to time. The Board of Trustees reviews matters related to its leadership structure annually. The Board of Trustees has determined that its leadership structure is appropriate because it allows the Board of Trustees to exercise informed and independent judgment over the matters under its purview and it allocates areas of responsibility among committees of trustees and the full board in a manner that enhances effective oversight.
Board Role in Risk Oversight
Our Board of Trustees performs its risk oversight function primarily through (i) its standing committees, which report to the entire Board of Trustees and are comprised solely of Independent Trustees, and (ii) active monitoring of our chief compliance officer and our compliance policies and procedures. Oversight of other risks is delegated to the committees.
Oversight of our investment activities extends to oversight of the risk management processes employed by the Adviser as part of its day-to-day management of our investment activities. The Board of Trustees anticipates reviewing risk management processes at both regular and special board meetings throughout the year, consulting with appropriate representatives of the Adviser as necessary and periodically requesting the production of risk management reports or presentations. The goal of the Board of Trustee’s risk oversight function is to ensure that the risks associated with our investment activities are accurately identified, thoroughly investigated and responsibly addressed. Investors should note, however, that the Board of Trustees’ oversight function cannot eliminate all risks or ensure that particular events do not adversely affect the value of investments.
We believe that the role of our Board of Trustees in risk oversight is effective and appropriate given the extensive regulation to which we are already subject as a BDC. As a BDC, we are required to comply with certain regulatory requirements that control the levels of risk in our business and operations. For example, we are limited in our ability to enter into transactions with our affiliates, including investing in any portfolio company in which one of our affiliates currently has an investment.

PORTFOLIO MANAGEMENT
AGTB Fund Manager, LLC serves as our investment adviser. The Adviser is registered as an investment adviser under the Advisers Act. Subject to the overall supervision of our Board of Trustees, the Adviser manages our day-to-day operations and provides investment advisory and management services to us.
Investment Personnel
The following investment professional (the “Portfolio Manager”) has primary responsibility for the day-to-day implementation and management of our investment portfolio:
Trevor Clark

The table below shows the dollar range of Common Shares owned by the Portfolio Manager as of December 31, 2022:

Name of Portfolio Manager	Dollar Range of Equity Securities in Angelo Gordon(1)
Trevor Clark	$0

(1)    Dollar ranges are as follows: $0, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000, $100,001 – $500,000, $500,001 – $1,000,000, or over $1,000,000.
Other Accounts Managed by Portfolio Managers
The Portfolio Manager primarily responsible for the day-to-day management of the Fund also manages other registered investment companies, other pooled investment vehicles and other accounts, as indicated below. The following table identifies, as of June 30, 2023: (i) the number of other registered investment companies, other pooled investment vehicles and other accounts managed by each portfolio manager; (ii) the total assets of such companies, vehicles and accounts; and (iii) the number and total assets of such companies, vehicles and accounts that are subject to an advisory fee based on performance.
Trevor Clark

Type of Account	Number of Accounts	Assets of Accounts	Number of Accounts Subject to a Performance Fee	Assets Subject to a Performance Fee
		(in millions)		(in millions)
Registered investment companies	—	—	—	0
Other pooled investment vehicles(1)	47	15,336	47	15,336
Other accounts	3	497	3	497

(1)    Inclusive of all funds under parallel fund structures.

INVESTMENT MANAGEMENT AGREEMENT AND ADMINISTRATION AGREEMENT
AGTB Fund Manager, LLC is located at 245 Park Avenue, 26th Floor, New York, NY 10167. The Adviser is registered as an investment adviser under the Advisers Act. Subject to the overall supervision of our Board of Trustees and in accordance with the 1940 Act, the Adviser manages our day-to-day operations and provides investment advisory services to us.
Investment Management Agreement
The Adviser will provide management services to us pursuant to the Investment Management Agreement. Under the terms of the Investment Management Agreement, the Adviser is responsible for the following:
•    determining the composition of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes in accordance with our investment objective, policies and restrictions;
•    identifying investment opportunities and making investment decisions for us, including negotiating the terms of investments in, and dispositions of, portfolio securities and other instruments on our behalf;
•    monitoring our investments;
•    performing due diligence on prospective portfolio companies;
•    exercising voting rights in respect of portfolio securities and other investments for us;
•    serving on, and exercising observer rights for, boards of directors and similar committees of our portfolio companies;
•    negotiating, obtaining and managing financing facilities and other forms of leverage; and
•    providing us with such other investment advisory and related services as we may, from time to time, reasonably require for the investment of capital.
The Adviser’s services under the Investment Management Agreement are not exclusive, and it is free to furnish similar services to other entities, and it intends to do so, so long as its services to us are not impaired.
Compensation of Adviser
Our investment activities will be managed by our Adviser, which will be responsible for originating prospective investments, conducting research and due diligence investigations on potential investments, analyzing investment opportunities, negotiating and structuring our investments and monitoring our investments and portfolio companies on an ongoing basis. We have entered into the Investment Management Agreement with the Adviser, pursuant to which we have agreed to pay the Adviser a base management fee and an incentive fee for its services. The cost of both the base management fee and the incentive fee will ultimately be borne by our shareholders.
Base Management Fee
The base management fee is payable monthly in arrears at an annual rate of 1.25% of the value of our net assets as of the beginning of the first business day of the applicable month. For purposes of the Investment Management Agreement, net assets means our total assets less liabilities determined on a consolidated basis in accordance with GAAP. For the first calendar month in which the Fund has operations, net assets will be measured as the beginning net assets. Substantial additional fees and expenses may also be charged by the Administrator to the Fund.
Incentive Fee
The Incentive Fee will consist of two components that are independent of each other, with the result that one component may be payable even if the other is not. A portion of the Incentive Fee is based on a percentage of our income and a portion is based on a percentage of our capital gains, each as described below.

Incentive Fee Based on Income
The portion based on our income is based on Pre-Incentive Fee Net Investment Income Returns.
“Pre-Incentive Fee Net Investment Income Returns” means, as the context requires, either the dollar value of, or percentage rate of return on the value of our net assets at the end of the immediate preceding quarter from, interest income, dividend income and any other income (including any other fees, such as commitment, origination, structuring, diligence and consulting fees or other fees that we receive from portfolio companies) accrued during the calendar quarter, minus our operating expenses accrued for the quarter (including the base management fee, expenses payable under the Administration Agreement entered into between us and the Administrator, and any interest expense or fees on any credit facilities or outstanding debt and dividends paid on any issued and outstanding preferred shares, but excluding the incentive fee and any shareholder servicing and/or distribution fees).
Pre-Incentive Fee Net Investment Income Returns include, in the case of investments with a deferred interest feature (such as OID, debt instruments with PIK interest and zero coupon securities), accrued income that we have not yet received in cash. Pre-Incentive Fee Net Investment Income Returns do not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The impact of expense support payments and recoupments are also excluded from Pre-Incentive Fee Net Investment Income Returns.
Pre-Incentive Fee Net Investment Income Returns, expressed as a rate of return on the value of our net assets at the end of the immediate preceding quarter, is compared to a “hurdle rate” of return of 1.25% per quarter (5.0% annualized).
We will pay the Adviser an incentive fee quarterly in arrears with respect to our Pre-Incentive Fee Net Investment Income Returns in each calendar quarter as follows:
•    No incentive fee based on Pre-Incentive Fee Net Investment Income Returns in any calendar quarter in which our Pre-Incentive Fee Net Investment Income Returns do not exceed the hurdle rate of 1.25% per quarter (5.0% annualized) (the “hurdle rate” or “Hurdle”);
•    100% of the dollar amount of our Pre-Incentive Fee Net Investment Income Returns with respect to that portion of such Pre-Incentive Fee Net Investment Income Returns, if any, that exceeds the Hurdle but is less than a rate of return of 1.43% (5.72% annualized). We refer to this portion of our Pre-Incentive Fee Net Investment Income Returns (which exceeds the hurdle rate but is less than 1.43%) as the “catch-up.” The “catch-up” is meant to provide the Adviser with approximately 12.5% of our Pre-Incentive Fee Net Investment Income Returns as if a hurdle rate did not apply if this net investment income exceeds 1.43% in any calendar quarter; and
•    12.5% of the dollar amount of our Pre-Incentive Fee Net Investment Income Returns, if any, that exceed a rate of return of 1.43% (5.72% annualized). This reflects that once the Hurdle is reached and the catch-up is achieved, 12.5% of all Pre-Incentive Fee Net Investment Income Returns thereafter are allocated to the Adviser.

Pre-Incentive Fee Net Investment Income (expressed as a percentage of the value of net assets per quarter)

0%	1.25%	1.43%

← 0% →	← 100% →	← 12.5% →

Percentage of Pre-Incentive Fee Net Investment Income
Allocated to Quarterly Incentive Fee
These calculations are pro-rated for any period of less than three months and adjusted for any share issuances or repurchases during the relevant quarter. You should be aware that a rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates would make it easier for us to meet or exceed the incentive fee hurdle rate and may result in a substantial increase of the amount of incentive fees payable to the Adviser with respect to Pre-Incentive Fee Net Investment Income Returns. Because of the structure of the incentive fee, it is possible that we may pay an incentive fee in a calendar quarter in which we incur an overall loss taking into account capital account losses. For example, if we receive Pre-Incentive Fee Net Investment Income Returns in excess of the quarterly hurdle rate, we will pay the applicable incentive fee even if we have incurred a loss in that calendar quarter due to realized and unrealized capital losses. In addition, Pre-Incentive Fee Net Investment Return is expressed as a rate of return on the value of the Fund’s net assets at the end of the immediately preceding quarter, so to the extent there are share issuances or repurchases during the quarter, it may affect the rate of return.
Incentive Fee Based on Capital Gains
The second component of the Incentive Fee, the Capital Gains Incentive Fee, is payable at the end of each calendar year in arrears. The amount payable equals:
•    12.5% of cumulative realized capital gains from inception through the end of such calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid incentive fee on capital gains as calculated in accordance with GAAP.
Each year, the fee paid for the capital gains incentive fee is net of the aggregate amount of any previously paid capital gains incentive fee for all prior periods. We will accrue, but will not pay, a capital gains incentive fee with respect to unrealized appreciation because a capital gains incentive fee would be owed to the Adviser if we were to sell the relevant investment and realize a capital gain. In no event will the capital gains incentive fee payable pursuant to the Investment Management Agreement be in excess of the amount permitted by the Advisers Act, including Section 205 thereof.
The fees that are payable under the Investment Management Agreement for any partial period will be appropriately prorated.
Administration Agreement
Under the terms of the Administration Agreement, the Administrator will provide, or oversee the performance of, administrative and compliance services, including, but not limited to, maintaining financial records, overseeing the calculation of NAV, compliance monitoring (including diligence and oversight of our other service providers), preparing reports to shareholders and reports filed with the SEC and other regulators, preparing materials and coordinating meetings of our Board of Trustees, managing the payment of expenses, the payment and receipt of funds for investments and the performance of administrative and professional services rendered by others and providing office space, equipment and office services. We will reimburse the Administrator for the costs and expenses incurred by the Administrator in performing its obligations under the Administration Agreement. Such reimbursement will include the Fund’s allocable portion of compensation and other expenses incurred by the Administrator in performing its administrative obligations under the Administration Agreement, including but not limited to: (i) the Fund’s chief compliance officer, chief financial officer, general counsel and their respective staffs; (ii) investor relations, legal, operations and other non-investment professionals at the Administrator that perform duties for the Fund; and (iii) any internal audit group personnel of Angelo Gordon or any of its affiliates, subject to the limitations described in Advisory and Administration Agreements. In addition, pursuant to the terms of the Administration Agreement, the Administrator may delegate its obligations under the Administration Agreement to an affiliate or to a third party and we will reimburse the Administrator for any services performed for us by such affiliate or third party. The Administrator may hire a sub-administrator to assist in the provision of administrative services. The sub-administrator will receive compensation for its sub-administrative services under a sub-administration agreement.
The amount of the reimbursement payable to the Administrator will be the lesser of (1) the Administrator’s and/or sub-administrator’s, if applicable, actual costs incurred in providing such services and (2) the amount that we estimate we would be required to pay alternative service providers for comparable services in the same geographic location. The Administrator will be required to allocate the cost of such services to us based on factors such as assets, revenues, time allocations and/or other reasonable metrics. We will not reimburse the Administrator for any services for which it receives a separate fee, or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of the Administrator.
Certain Terms of the Investment Management Agreement and Administration Agreement
Each of the Investment Management Agreement and the Administration Agreement has been approved by the Board of Trustees. Unless earlier terminated as described below, each of the Investment Management Agreement and the Administration Agreement will remain in effect for a period of two years from the date it first becomes effective and will remain in effect from year-to-year thereafter if approved annually by a majority of the Board of Trustees or by the holders of a majority of our outstanding voting securities (as defined by the 1940 Act) and, in each case, a majority of the Independent Trustees. We may terminate the Investment Management Agreement or the Administration Agreement, without payment of any penalty, upon 60 days’ written notice. The decision to terminate the Investment Management Agreement may be made by a majority of the Board of Trustees or the shareholders holding a majority of our outstanding voting securities, which means the lesser of (1) 67% or more of the voting securities present at a meeting if more than 50% of the outstanding voting securities are present or represented by proxy, or (2) more than 50% of the outstanding voting securities. In addition, without payment of any penalty, the Adviser may terminate the Investment Management Agreement upon 120 days’ written notice and the Administrator may terminate the Administration Agreement upon 60 days’ written notice. The Investment Management Agreement will automatically terminate within the meaning of the 1940 Act and related SEC guidance and interpretations in the event of its assignment.
The Adviser and the Administrator shall not be liable for any error of judgment or mistake of law or for any act or omission or any loss suffered by the Fund in connection with the matters to which the Investment Management Agreement and Administration Agreement, respectively, relate, provided that the Adviser and the Administrator shall not be protected against any liability to the Fund or its shareholders to which the Adviser or Administrator would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence on its part in the performance of its duties or by reason of the reckless disregard of its duties and obligations (“disabling conduct”). Each of the Investment Management Agreement and the Administration Agreement provide that, absent disabling conduct or as noted below, each of our Adviser and our Administrator, as applicable, and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it (collectively, the “Indemnified Parties”) will be entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of our Adviser’s services under the Investment Management Agreement and our Administrator’s services under the Administration Agreement or otherwise as adviser or administrator for us. The Adviser and the Administrator shall not be liable under their respective agreements with us or otherwise for any loss due to the mistake, action, inaction, negligence, dishonesty, fraud or bad faith of any broker or other agent; provided, that such broker or other agent shall have been selected, engaged or retained by the Adviser or the Administrator in good faith, unless such action or inaction was made by reason of disabling conduct, or in the case of a criminal action or proceeding, where the Adviser or Administrator had reasonable cause to believe its conduct was unlawful. In addition, we will not provide for indemnification of an Indemnified Party for any liability or loss suffered by such Indemnified Party, nor will we provide that an Indemnified Party be held harmless for any loss or liability suffered by us, unless:
(1)    we have determined, in good faith, that the course of conduct that caused the loss or liability was in our best interest;
(2)    the Indemnified Party was acting on our behalf or performing services for us;
(3)    such liability or loss was not the result of negligence or misconduct, in the case that the Indemnified Party is the Adviser or Administrator, as applicable, an affiliate of the Adviser or Administrator or one of our officers; and

(4)    the indemnification or agreement to hold harmless is recoverable only out of our net assets and not from our shareholders.
Payment of Our Expenses Under the Investment Advisory and Administration Agreements
Except as specifically provided below, all investment professionals and staff of the Adviser, when and to the extent engaged in providing investment advisory services to us, and the base compensation, bonus and benefits, and the routine expenses, of such personnel allocable to such services, will be provided and paid for by the Adviser. We will bear all other costs and expenses of our operations, administration and transactions, including, but not limited to:
1.    investment advisory fees, including management fees and incentive fees, to the Adviser, pursuant to the Investment Management Agreement;
2.    the Fund’s allocable portion of compensation and other expenses incurred by the Administrator in performing its administrative obligations under the Administration Agreement, including but not limited to: (i) the Fund’s chief compliance officer, chief financial officer, general counsel and their respective staffs; (ii) investor relations, legal, operations and other non-investment professionals at the Administrator that perform duties for the Fund; and (iii) any internal audit group personnel of Angelo Gordon or any of its affiliates, subject to the limitations described in “Advisory and Administration Agreement—Administration Agreement”; and
3.    all other expenses of the Fund’s operations and transactions, including those listed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Expenses.”
From time to time, the Adviser, the Administrator or their affiliates may pay third-party providers of goods or services. We will reimburse the Adviser, the Administrator or such affiliates thereof for any such amounts paid on our behalf. From time to time, the Adviser or the Administrator may defer or waive fees and/or rights to be reimbursed for expenses. All of the foregoing expenses will ultimately be borne by our shareholders.
Costs and expenses of the Administrator and the Adviser that are eligible for reimbursement by the Fund will be reasonably allocated to the Fund on the basis of time spent, assets under management, usage rates, proportionate holdings, a combination thereof or other reasonable methods determined by the Administrator.
Board Approval of the Investment Management Agreement
Our Board, including our Independent Trustees, approved the Investment Management Agreement at a meeting held on October 25, 2022. In reaching a decision to approve the Investment Management Agreement, the Board reviewed a significant amount of information and considered, among other things:
•    the nature, quality and extent of the advisory and other services to be provided to the Fund by the Adviser;
•    the proposed investment advisory fee rates to be paid by the Fund to the Adviser;
•    the fee structures of comparable externally managed business development companies that engage in similar investing activities;
•    our projected operating expenses and expense ratio compared to business development companies with similar investment objectives;
•    information about the services to be performed and the personnel who would be performing such services under the Investment Management Agreement; and
•    the organizational capability and financial condition of the Adviser and its affiliates.

Based on the information reviewed and the discussion thereof, the Board, including a majority of the Independent Trustees, concluded that the investment advisory fee rates are reasonable in relation to the services to be provided and approved the Investment Management Agreement as being in the best interests of our shareholders.
Prohibited Activities
Our activities are subject to compliance with the 1940 Act. In addition, our Declaration of Trust and the NASAA Omnibus Guidelines, as applicable, prohibit the following activities among us, the Adviser and its affiliates:
•    We and the Independent Trustees may not purchase or lease assets in which the Adviser or its affiliates has an interest unless (i) we disclose the terms of the transaction to our shareholders, the terms are reasonable to us and the price does not exceed the lesser of cost or fair market value, as determined by an independent expert or (ii) such purchase or lease of assets is consistent with the 1940 Act or an exemptive order under the 1940 Act issued to us by the SEC;
•    We may not invest in general partnerships or joint ventures with affiliates and non-affiliates unless certain conditions are met;
•    The Adviser and its affiliates may not acquire assets from us unless (i) approved by our shareholders entitled to cast a majority of the votes entitled to be cast on the matter or (ii) such acquisition is consistent with the 1940 Act or an exemptive order under the 1940 Act issued to us by the SEC;
•    We may not lease assets to the Adviser or its affiliates unless we disclose the terms of the transaction to our shareholders and such terms are fair and reasonable to us;
•    We may not make any loans, credit facilities, credit agreements or otherwise to the Adviser or its affiliates except for the advancement of funds as permitted by our Declaration of Trust;
•    We may not acquire assets in exchange for our Common Shares;

•    We may not pay a commission or fee, either directly or indirectly to the Adviser or its affiliates, except as otherwise permitted by our Declaration of Trust, in connection with the reinvestment of cash flows from operations and available reserves or of the proceeds of the resale, exchange or refinancing of our assets;
•    The Adviser may not charge duplicate fees to us; and
•    The Adviser may not provide financing to us with a term in excess of 12 months.
In addition, in the Investment Management Agreement, the Adviser agrees that its activities will at all times be in compliance in all material respects with all applicable federal and state securities laws governing its operations and investments.
Compliance with the Omnibus Guidelines Published by NASAA
Rebates, Kickbacks and Reciprocal Arrangements
Our Declaration of Trust prohibits our Adviser from: (i) receiving or accepting any rebate, give-ups or similar arrangement that is prohibited under applicable federal or state securities laws, (ii) participating in any reciprocal business arrangement that would circumvent provisions of applicable federal or state securities laws governing conflicts of interest or investment restrictions or (iii) entering into any agreement, arrangement or understanding that would circumvent the restrictions against dealing with affiliates or promoters under applicable federal or state securities laws. In addition, our Adviser may not directly or indirectly pay or award any fees or commissions or other compensation to any person or entity engaged to sell our shares or give investment advice to a potential shareholder; provided, however, that our Adviser may pay a registered broker or other properly licensed agent sales commissions or other compensation (including cash compensation and non-cash compensation (as such terms are defined under FINRA Rule 2310)) for selling or distributing our Common Shares, including out of the Adviser’s own assets, including those amounts paid to the Adviser under the Investment Management Agreement.
Commingling
The Adviser may not permit our funds to be commingled with the funds of any other entity.

POTENTIAL CONFLICTS OF INTEREST
The Adviser, Angelo Gordon, its affiliates, its partners and employees (collectively, “Angelo Gordon Affiliates”) may engage in any other business and furnish investment management and advisory services and other types of services to others, which may include, without limitation, serving as investment manager or sponsor of other collective investment vehicles or managed accounts that acquire interests in, provide financing to or otherwise deal in securities or other investments that would be suitable investments for the Fund. Angelo Gordon Affiliates furnish investment management or advisory services to other persons with investment policies similar or different to those of the Fund. Such persons may own securities or other instruments of the same class or type or which may be senior to those held by the Fund, and they have incentives, financial or otherwise, to favor certain accounts or vehicles over others. The Adviser or one of its affiliates manages other business development companies, including AG Twin Brook BDC, Inc., whose financial statements and other information can be found at www.sec.gov. There is no assurance that accounts with similar strategies or investment objectives will hold the same investments or perform in a similar manner. This and other future activities of Angelo Gordon Affiliates may give rise to additional conflicts of interest.
Except as required by the terms of our exemptive relief, none of the Angelo Gordon Affiliates is under any obligation to offer investment opportunities of which it becomes aware to the Fund or to account to the Fund or share with the Fund or inform the Fund of any investments before offering investments to other funds or accounts that Angelo Gordon Affiliates manage or advise. Furthermore, Angelo Gordon Affiliates may make an investment on behalf of any account they manage or advise without offering the investment opportunity to, or making any investment on behalf of, the Fund, and Angelo Gordon Affiliates may make an investment on their own behalf without offering the investment opportunity to the Fund. Affirmative obligations exist or may arise in the future, whereby Angelo Gordon Affiliates are obligated to offer certain investments to funds or accounts that Angelo Gordon Affiliates manage or advise before or without Angelo Gordon Affiliates offering those investments to the Fund. In addition, Angelo Gordon may make investments on behalf of the Fund in securities or other assets that it has declined to invest in for its own account, the account of any of its affiliates or the account of its other clients.
Situations may occur where the Fund could be disadvantaged because of the investment activities conducted by Angelo Gordon Affiliates for other investment accounts. Angelo Gordon Affiliates may face conflicts of interest in managing the underlying investments, to the extent that an investment decision that benefits one Angelo Gordon fund or account (including the Fund) may disadvantage another. For example, it may be in the best interest of a co-investing fund or account to sell an investment while being in the best interest of the Fund to continue to hold it (and vice versa). In addition, investments by the Fund alongside other Angelo Gordon funds may result in the incurrence of additional investment expense and delays as a result of the greater structural complexity faced by Angelo Gordon Affiliates in seeking to address the needs of multiple funds and/or accounts, which may have investment objectives and/or sensitivities that conflict or are otherwise at odds with one another.
Angelo Gordon Affiliates will also face conflicts of interest with respect to allocations of expenses among the Fund, other funds and accounts, and Angelo Gordon. When the Fund co-invests alongside other Angelo Gordon funds or accounts in an investment, it is expected that the fees and expenses incurred in connection with such investment to the participating investing vehicles will be allocated pro rata based on their investment size. However, if the transaction is abandoned or otherwise ultimately not consummated, the fees and expenses incurred in connection with such “broken deal” will be allocated among the Fund and the other investment vehicles that were considering the investment based on the expected participation levels of the investing funds and/or accounts. This determination is necessarily subjective, especially when a transaction is terminated at a particularly early stage. Angelo Gordon Affiliates will also face conflicts of interests in determining how to allocate costs and expenses incurred for the benefit of more than one Angelo Gordon fund and/or account or Angelo Gordon, itself (e.g., expenses incurred in obtaining, developing or maintaining technology systems and other software and expenses of firm-wide insurance policies). The aggregate costs of these items are allocated across the applicable funds in a manner Angelo Gordon determines to be reasonable and fair to all parties.

If it is determined that the amount of an investment opportunity exceeds the amount our Adviser determines would be appropriate for the Fund, such excess may be offered to one or more co-investors on such terms and conditions as Angelo Gordon determines. Such purchases or investments may be at the same price as the Fund acquires its investment, even though such price may not otherwise have been available to the co-investor absent the Fund’s investment or the Fund could have received additional fees, payments or benefits through sales to other third parties.
In the event Angelo Gordon determines to offer an investment opportunity to co-investors, there can be no assurance that Angelo Gordon will be successful in offering a co-investment opportunity to a potential co-investor, in whole or in part, that the closing of such co-investment will be consummated in a timely manner, that the co-investment will take place on the terms and conditions that will be preferable for the Fund or that expenses incurred by the Fund with respect to the syndication of the co-investment will not be substantial. In the event that Angelo Gordon is not successful in offering a co-investment opportunity to potential co-investors, in whole or in part, the Fund may consequently hold a greater concentration and have exposure in the related investment opportunity than was initially intended, which could make the Fund more susceptible to fluctuations in value resulting from adverse economic and/or business conditions with respect thereto.
Subject to 1940 Act restrictions, from time to time, Angelo Gordon may acquire for other investment accounts, or for its own account or the accounts of employees, securities or other financial instruments of an issuer which are senior or junior to securities or financial instruments of the same issuer that are held by, or acquired for, the Fund, and in such capacity, may have interests that are adverse or different to those of the Fund. Additionally, the differing investment programs and projected investment horizons of the Fund and the investment accounts managed by Angelo Gordon may result in the Fund taking positions in securities that conflict with positions in such securities taken by other accounts managed by Angelo Gordon Affiliates, including variations in timing of transactions in such securities and the simultaneous holding by the Fund and other accounts of Angelo Gordon Affiliates of long and short positions relating to the same security. Angelo Gordon Affiliates may have ongoing relationships with issuers whose securities or assets are held by or are being considered for the Fund. Due to their various activities, any of the Angelo Gordon Affiliates may be in possession of confidential information or material, non-public information or be otherwise restricted from effecting transactions for the Fund that otherwise might have been initiated. At times, Angelo Gordon Affiliates, in an effort to avoid such restrictions, may elect not to receive information, even if advantageous to the Fund, that other market participants or counterparties have received or are eligible to receive.
As an investment adviser registered under the Advisers Act, the Adviser has a fiduciary duty to act solely in our best interests. Furthermore, pursuant to the 1940 Act, the Adviser has a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by us or our security holders, to the Adviser or any of its affiliates. As a fiduciary, the Adviser has an affirmative duty of care, honesty, loyalty and good faith to act in our best interests. Accordingly, the Adviser strives to identify and avoid potential conflicts of interest and, where actual conflicts do arise, take appropriate action to mitigate such. Moreover, the Adviser is subject to various conflicts of interest restrictions, not only under the 1940 Act but also pursuant to the Omnibus Guidelines, including but not limited to Section V of the Omnibus Guidelines. See “Investment Management Agreement and Administration Agreement—Prohibited Activities” and “Investment Management Agreement and Administration Agreement—Compliance with the Omnibus Guidelines Published by NASAA.”
Our Adviser’s professional staff will devote such time and effort in conducting activities on behalf of the Fund as our Adviser reasonably determines appropriate to perform its duties to the Fund. However, our Adviser’s employees, including the Investment Team, serve, or may serve, as officers, directors, members, or principals of entities that operate in the same or a related line of business as we do, or of investment funds, accounts, or investment vehicles managed by Angelo Gordon and/or its affiliates. Similarly, Angelo Gordon and its affiliates may have other clients with similar, different or competing investment objectives.
As a BDC, we are limited in our ability to invest in any portfolio company in which an affiliates’ other client has an investment. We are also limited in our ability to co-invest in a portfolio company with Angelo Gordon or one or more of its respective affiliates. Some of these co-investments are only permitted pursuant to reliance on previous no-action letters or an exemptive order from the SEC.

Under the incentive fee structure, the Adviser may benefit when capital gains are recognized and, because the Adviser will determine when to sell a holding, the Adviser will control the timing of the recognition of such capital gains. As a result of these arrangements, there may be times when the management team of the Adviser has interests that differ from those of our shareholders, giving rise to a conflict. Furthermore, there is a risk the Adviser will make more speculative investments in an effort to receive this payment.
The part of the incentive fee payable to the Adviser relating to our net investment income will be computed and paid on income that may include interest income that has been accrued but not yet received in cash. This fee structure may give rise to a conflict of interest for the Adviser to the extent that it encourages the Adviser to favor debt financings that provide for deferred interest, rather than current cash payments of interest. The Adviser may have an incentive to invest in deferred interest securities in circumstances where it would not have done so but for the opportunity to continue to earn the incentive fee even when the issuers of the deferred interest securities would not be able to make actual cash payments to us on such securities. This risk could be increased because, under our Investment Management Agreement, the Adviser is not obligated to reimburse us for incentive fees it receives even if we subsequently incur losses or never receive in cash the deferred income that was previously accrued.
We expect to make many of our portfolio investments in the form of loans and securities that are not publicly traded and for which no market based price quotation is available. As a result, our Board will determine the fair value of these loans and securities in good faith as described in “Risk Factors—Risks Relating to Our Business and Structure—Uncertainty as to the Value of Certain Portfolio Investments.” In connection with that determination, investment professionals from our Adviser may provide our Board with valuations based upon the most recent portfolio company financial statements available and projected financial results of each portfolio company. While the valuation for each portfolio investment will be reviewed by an independent valuation firm at least once annually, the ultimate determination of fair value will be made by our Board and not by such third-party valuation firm. In addition, the interested members of our Board may have an indirect pecuniary interest in the Adviser. The participation of the Adviser’s investment professionals in our valuation process, and the pecuniary interest in the Adviser by certain members of our Board, could result in a conflict of interest as the Adviser’s management fee is based, in part, on the value of our gross assets, and our incentive fees will be based, in part, on realized gains and realized and unrealized losses.
We have entered into an Administration Agreement with the Administrator pursuant to which we are required to pay to the Administrator our allocable portion of expenses incurred by the Administrator in performing its obligations under such Administration Agreement, such as our allocable portion of the cost of our Chief Financial Officer, Chief Compliance Officer and General Counsel and their respective staffs. This will create conflicts of interest that our Board will monitor.
We will be unable to preclude Angelo Gordon from using the “Angelo Gordon” name, or a variant thereof, for other funds or activities, some of whom may compete against us. Consequently, we will be unable to prevent any damage to goodwill that may occur as a result of the activities of Angelo Gordon or others. Furthermore, in the event the Investment Management Agreement is terminated, we will be required to change our name and cease using “Angelo Gordon,” “AG” or a variant thereof as part of our name. Any of these events could disrupt our recognition in the market place, damage any goodwill we may have generated and otherwise harm our business.

The following discussion sets forth certain potential conflicts of interest that should be carefully evaluated before making an investment in the Fund. Attention is also drawn to certain risk factors (see “Risk Factors” above) that refer to potential conflicts of interest.
The foregoing discussion of conflicts does not purport to be a complete enumeration or explanation of the actual and potential conflicts involved in an investment in the Fund, but does reflect all material conflicts known to the Fund at the time of this filing. Prospective investors should read this Registration Statement and consult with their own advisors before deciding whether to invest in the Fund. In addition, as the Fund’s investment program develops and changes over time, an investment in the Fund may be subject to additional and different actual and potential conflicts. Although the various conflicts discussed herein are generally described separately, prospective investors should consider the potential effects of the interplay of multiple conflicts.

CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS
The following table sets forth, as of June 30, 2023 information with respect to the beneficial ownership of our Common Shares by:
•    each person known to us to be expected to beneficially own more than 5% of the outstanding Common Shares;
•    each of our Trustees and each executive officers; and
•    all of our Trustees and executive officers as a group.
Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. There are no Common Shares subject to options that are currently exercisable or exercisable within 60 days of the offering.

	Shares Beneficially Owned
Name and Address	Number	Percentage (1)
Interested Trustees
Trevor Clark	—	—
Terrence Walters	—	—
Independent Trustees(2)
James E. Bowers	—	—
James N. Hallene	—	—
Lance A. Ludwick	—	—
Executive Officers who are not Trustees(1)
Jenny B. Neslin	—	—
Richa Gulati	—	—
All officers and Trustees as a group (7 persons)	—	—
5% Shareholders
AGTB BDC Holdings, L.P.(3)	8,902,078.50	38.40%
State Teachers Retirement System of Ohio(4)	3,963,691.07	17.10%
Affiliated Independent Distributors, Inc.(5)	1,987,459.92	8.57%
Permanent Fund Investments, LLC(6)	1,987,459.92	8.57%
The Nomura Trust and Banking Co. Ltd. as the Trustee of Nomura Angelo Gordon BDC Fund (Yen Hedged Type) 2210 and as the Trustee of Nomura Angelo Gordon BDC Fund (Unhedged Type) 2210(7)	1,422,685.22	6.14%
CCLF-LA Supporting Organization(8)	1,195,624.24	5.16%

*    Represents less than 1%.
(1)        Percentage of 23,183,428 outstanding Common Shares of the Fund as of June 30, 2023.
(2)    The address for all of the Fund’s officers and Trustees is c/o AG Twin Brook Capital Income Fund, 245 Park Avenue, 26th Floor, New York, New York 10167.
(3)    AGTB BDC Holdings GP LLC ("BDC Holdings GP") is the sole general partner of AGTB BDC Holdings, L.P. (“BDC Holdings”). Angelo Gordon is the investment advisor to BDC Holdings and sole member of BDC Holdings GP, AG GP LLC ("AG GP") is the sole general partner of Angelo Gordon, and Mr. Josh Baumgarten and Mr. Adam Schwartz are the co-managing members of AG GP. Each of Messrs. Baumgarten and Schwartz, and AG GP may be deemed to control Angelo Gordon. Each of BDC Holdings GP, Angelo Gordon, AG GP and Messrs. Baumgarten and Schwartz disclaim beneficial ownership of the Common Shares reported herein except to the extent of its or his pecuniary interest therein. The address for AGTB BDC Holdings, L.P. is 245 Park Avenue, 26th Floor, New York, New York 10167.
(4)    The address for State Teachers Retirement System of Ohio is 275 East Broad Street, Columbus, Ohio 43215.
(5)    The address for Affiliated Independent Distributors, Inc. is 500 E. Swedesford Rd., Suite 200, Wayne, Pennsylvania 19087.
(6)    The address for Permanent Fund Investments, LLC is c/o The Southern Ute Indian Tribe, 356 Ouray Dr., Ignacio, Colorado 81137.
(7)    The address for The Nomura Trust and Banking Co. Ltd. is 2-2-2, Otemachi, Chiyoda-Ku, Tokyo, Japan 100-0004.
(8)    The address for CCLF-LA Supporting Organization is 3440 Wilshire Blvd. #530, Los Angeles, California 90010.

The following table sets forth the dollar range of our equity securities as of June 30, 2023.

Name and Address	Dollar Range of Equity Securities in the Fund(1)(2)(3)	Aggregate Dollar Range of Equity Securities in the Fund Complex(1)(3)
Interested Trustees
Trevor Clark	—	None
Terrence Walters	—	None
Independent Trustees(1)
James E. Bowers	—	None
James N. Hallene	—	None
Lance A. Ludwick	—	None

(1)    Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Exchange Act.
(2)    The dollar range of equities securities expected to be beneficially owned by our Trustees is based on the initial public offering price of $25.00 per share.
(3)    The dollar range of equity securities beneficially owned are: none, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000 or over $100,000.

DISTRIBUTIONS
To the extent that we have income available, we intend to distribute monthly dividends to our shareholders. Our monthly dividends, if any, will be determined by our Board. Any dividends to our shareholders will be declared out of assets legally available for distribution. We cannot guarantee that we will make distributions, and if we do we may fund such distributions from sources other than cash flow from operations, including the sale of assets, borrowings or return of capital, and although we generally expect to fund distributions from cash flow from operations, we have not established limits on the amounts we may pay from such sources.
We intend to elect to be treated, and intend to qualify annually thereafter, as a RIC under the Code. To obtain and maintain RIC tax treatment, among other things, we must distribute dividends to our shareholders in respect of each taxable year of an amount at least equal to 90% of the sum of our “investment company taxable income” (generally, the sum of our net ordinary income and net short-term capital gains in excess of net long-term capital losses, reduced by deductible expenses but determined without regard to any deduction for dividends paid) and net tax-exempt interest. In order to avoid a certain excise tax imposed on RICs, we generally must distribute dividends to our shareholders in respect of each calendar year of an amount at least equal to the sum of: (1) 98% of our ordinary income for such calendar year; (2) 98.2% of our capital gains in excess of capital losses (“capital gain net income”), adjusted for certain ordinary losses, for the one-year period ending on October 31 of such calendar year; and (3) any ordinary income and capital gain net income for preceding years that were not distributed during such years. For purposes of the excise tax, we will be deemed to have distributed any income or gains on which we paid U.S. federal income tax.
We currently intend to distribute net capital gains (i.e., net long-term capital gains in excess of net short-term capital losses), if any, at least annually out of the assets legally available for such distributions. However, we may decide in the future to retain such capital gains for investment, incur a corporate-level tax on such capital gains, and elect to treat such capital gains as deemed distributions to you. If this happens, you will be treated for U.S. federal income tax purposes as if you had received an actual distribution of the capital gains that we retain and reinvested the net after tax proceeds in us. In this situation, you would be eligible to claim a tax credit equal to your allocable share of the tax we paid on the capital gains deemed distributed to you. We cannot assure you that we will achieve results that will permit us to pay any cash distributions, and if we issue senior securities, we will be prohibited from making distributions if doing so would cause us to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if such distributions are limited by the terms of any of our borrowings.
The Fund plans to adopt a DRIP, pursuant to which we will reinvest all cash dividends declared by the Board on behalf of our shareholders who do not elect to receive their dividends in cash as provided below. As a result, if the Board authorizes, and we declare, a cash dividend or other distribution, then our shareholders who have not opted out of our DRIP will have their cash distributions automatically reinvested in additional shares as described below, rather than receiving the cash dividend or other distribution. Distributions on fractional shares will be credited to each participating shareholder’s account to three decimal places. See “Distribution Reinvestment Plan.”

DESCRIPTION OF OUR SHARES
The following description is based on relevant portions of Delaware law and on our Declaration of Trust and bylaws. This summary is not necessarily complete, and we refer you to our Declaration of Trust and our bylaws for a more detailed description of the provisions summarized below.
General
The terms of the Declaration of Trust authorize an unlimited number of Common Shares of any class, par value $0.001 per share, and an unlimited number of shares of preferred shares, par value $0.001 per share. The Declaration of Trust provides that the Board of Trustees may classify or reclassify any unissued Common Shares into one or more classes or series of Common Shares or preferred shares by setting or changing the preferences, conversion or other rights, voting powers, restrictions, or limitations as to dividends, qualifications, or terms or conditions of redemption of the shares.
There is currently no market for our Common Shares, and we can offer no assurances that a market for our shares will develop in the future. We do not intend for the shares offered under this prospectus to be listed on any national securities exchange. There are no outstanding options or warrants to purchase our shares. No shares have been authorized for issuance under any equity compensation plans. Under the terms of our Declaration of Trust, shareholders shall be entitled to the same limited liability extended to shareholders of private Delaware for profit corporations formed under the Delaware General Corporation Law, 8 Del. C. § 100, et. seq. Our Declaration of Trust provides that no shareholder shall be liable for any debt, claim, demand, judgment or obligation of any kind of, against or with respect to us by reason of being a shareholder, nor shall any shareholder be subject to any personal liability whatsoever, in tort, contract or otherwise, to any person in connection with the Fund’s assets or the affairs of the Fund by reason of being a shareholder.
None of our shares are subject to further calls or to assessments, sinking fund provisions, obligations of the Fund or potential liabilities associated with ownership of the security (not including investment risks). In addition, except as may be provided by the Board of Trustees in setting the terms of any class or series of Common Shares, no shareholder shall be entitled to exercise appraisal rights in connection with any transaction.
Outstanding Securities

Title of Class	Amount Authorized	Amount Held by Company for its Account	Amount Outstanding as of June 30, 2023
Class S	Unlimited	—	—
Class D	Unlimited	—	—
Class I	Unlimited	—	23,183,428
Common Shares
Under the terms of our Declaration of Trust, all Common Shares will have equal rights as to voting and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Dividends and distributions may be paid to the holders of our Common Shares if, as and when authorized by our Board of Trustees and declared by us out of funds legally available therefore. Except as may be provided by our Board of Trustees in setting the terms of classified or reclassified shares, our Common Shares will have no preemptive, exchange, conversion, appraisal or redemption rights and will be freely transferable, except where their transfer is restricted by federal and state securities laws or by contract and except that, in order to avoid the possibility that our assets could be treated as “plan assets,” we may require any person proposing to acquire Common Shares to furnish such information as may be necessary to determine whether such person is a benefit plan investor or a controlling person, restrict or prohibit transfers of such shares or redeem any outstanding shares for such price and on such other terms and conditions as may be determined by or at the direction of the Board of Trustees. In the event of our liquidation, dissolution or winding up, each share of our Common Shares would be entitled to share pro rata in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred shares, if any preferred shares are outstanding at such time. Subject to the rights of holders of any other class or series of shares, each share of our Common Shares will be entitled to one vote on all matters submitted to a vote of shareholders, including the election of Trustees. Except as may be provided by the Board of Trustees in setting the terms of classified or reclassified shares, and subject to the express terms of any class or series of preferred shares, the holders of our Common Shares will possess exclusive voting power. There will be no cumulative voting in the election of Trustees. Subject to the special rights of the holders of any class or series of preferred shares to elect Trustees, each Trustee will be elected by a plurality of the votes cast with respect to such Trustee’s election except in the case of a “contested election” (as defined in our bylaws), in which case Trustees will be elected by a majority of the votes cast in the contested election of Trustees. Pursuant to our Declaration of Trust, our Board of Trustees may amend the bylaws to alter the vote required to elect trustees.
Class S Shares
No upfront selling commissions are paid for sales of any Class S shares, however, if you purchase Class S shares from certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to 3.5% cap on NAV for Class S shares.

We pay the Intermediary Manager selling commissions over time as a shareholder servicing and/or distribution fee with respect to our outstanding Class S shares equal to 0.85% per annum of the aggregate NAV of our outstanding Class S shares, including any Class S shares issued pursuant to our DRIP. The shareholder servicing and/or distribution fees are paid monthly in arrears. The Intermediary Manager reallows (pays) all or a portion of the shareholder servicing and/or distribution fees to participating brokers and servicing brokers for ongoing shareholder services performed by such brokers, and, at the request of the Fund, will waive shareholder servicing and/or distribution fees to the extent a broker is not eligible to receive it for failure to provide such services.

The Adviser has voluntarily agreed to pay up to 0.60% of the shareholder servicing and/or distribution fee for a one-year period, beginning October 1, 2023, on Class S shares sold.
Class S shares are generally available for purchases through brokerage and transaction-based accounts.
Class D Shares
No upfront selling commissions are paid for sales of any Class D shares, however, if you purchase Class D shares from certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to 1.5% cap on NAV for Class D shares.
We pay the Intermediary Manager selling commissions over time as a shareholder servicing and/or distribution fee with respect to our outstanding Class D shares equal to 0.25% per annum of the aggregate NAV of our outstanding Class D shares, including any Class D shares issued pursuant to our DRIP. The shareholder servicing and/or distribution fees are paid monthly in arrears. The Intermediary Manager reallows (pays) all or a portion of the shareholder servicing and/or distribution fees to participating brokers and servicing brokers for ongoing shareholder services performed by such brokers, and, at the request of the Fund, will waive shareholder servicing and/or distribution fees to the extent a broker is not eligible to receive it for failure to provide such services.
Class D shares are generally available for purchase in this offering only:
(1)    through fee-based programs, also known as wrap accounts, that provide access to Class D shares,

(2)    through participating brokers that have alternative fee arrangements with their clients to provide access to Class D shares,
(3)    through transaction/ brokerage platforms at participating brokers,
(4)    through certain registered investment advisers,
(5)    through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or
(6)    by other categories of investors that we name in an amendment or supplement to this prospectus.
Class I Shares
No upfront selling commissions or shareholder servicing and/or distribution fees are paid for sales of any Class I shares and financial intermediaries will not charge you transaction or other such fees on Class I Shares.
Class I shares are generally available for purchase in this offering only:
(1)    through fee-based programs, also known as wrap accounts, that provide access to Class I shares,
(2)    by endowments, foundations, pension funds and other institutional investors,
(3)    through participating brokers that have alternative fee arrangements with their clients to provide access to Class I shares,
(4)    through certain registered investment advisers,
(5)    by our executive officers and trustees and their immediate family members, as well as officers and employees of the Adviser, Angelo Gordon or other affiliates and their immediate family members, and joint venture partners, consultants and other service providers or
(6)    by other categories of investors that we name in an amendment or supplement to this prospectus.
In certain cases, where a holder of Class S or Class D shares exits a relationship with a participating broker for this offering and does not enter into a new relationship with a participating broker for this offering, such holder’s shares may be exchanged into an equivalent NAV amount of Class I shares.
Other Terms of Common Shares
To the extent that Class S shares and Class D shares are outstanding, we will cease paying the shareholder servicing and/or distribution fee on the Class S shares and Class D shares on the earlier to occur of the following: (i) a listing of Class I shares, (ii) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets or (iii) the date following the completion of the primary portion of this offering on which, in the aggregate, underwriting compensation from all sources in connection with this offering, including the shareholder servicing and/or distribution fee and other underwriting compensation, is equal to 10% of the gross proceeds from our primary offering. In addition, consistent with the exemptive relief that we have been granted, which allows us to offer multiple classes of shares, at the end of the month in which the Intermediary Manager in conjunction with the transfer agent determines that total transaction or other fees, including upfront placement fees or brokerage commissions, and shareholder servicing and/or distribution fees paid with respect to the shares held in a shareholder’s account would exceed, in the aggregate, 10% of the gross proceeds from the sale of such shares (or a lower limit as determined by the Intermediary Manager or the applicable selling agent), we will cease paying the shareholder servicing and/or distribution fee on the Class S shares and Class D shares in such shareholder’s account. Compensation paid with respect to the shares in a shareholder’s account will be allocated among each share such that the compensation paid with respect to each individual share will not exceed 10% of the offering price of such share. We may modify this requirement in a manner that is consistent with applicable exemptive relief. At the end of such month, the Class S shares or Class D shares in such shareholder’s account will convert into a number of Class I shares (including any fractional shares), with an equivalent aggregate NAV as such Class S or Class D shares. In addition, immediately before any liquidation, dissolution or winding up, each Class S share and Class D share will automatically convert into a number of Class I shares (including any fractional shares) with an equivalent NAV as such share.
Preferred Shares
This offering does not include an offering of preferred shares. However, under the terms of the Declaration of Trust, our Board of Trustees may authorize us to issue preferred shares in one or more classes or series without shareholder approval, to the extent permitted by the 1940 Act. The Board of Trustees has the power to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of each class or series of preferred shares. We do not currently anticipate issuing preferred shares in the near future. In the event we issue preferred shares, we will make any required disclosure to shareholders. We will not offer preferred shares to the Adviser or our affiliates except on the same terms as offered to all other shareholders.
Preferred shares could be issued with terms that would adversely affect the shareholders, provided that we may not issue any preferred shares that would limit or subordinate the voting rights of holders of our Common Shares. Preferred shares could also be used as an anti-takeover device through the issuance of shares of a class or series of preferred shares with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control. Every issuance of preferred shares will be required to comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that: (1) immediately after issuance and before any dividend or other distribution is made with respect to common shares and before any purchase of common shares is made, such preferred shares together with all other senior securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such dividend, distribution or purchase price, as the case may be, and (2) the holders of shares of preferred shares, if any are issued, must be entitled as a class voting separately to elect two Trustees at all times and to elect a majority of the Trustees if distributions on such preferred shares are in arrears by two full years or more. Certain matters under the 1940 Act require the affirmative vote of the holders of at least a majority of the outstanding shares of preferred shares (as determined in accordance with the 1940 Act) voting together as a separate class. For example, the vote of such holders of preferred shares would be required to approve a proposal involving a plan of reorganization adversely affecting such securities.
The issuance of any preferred shares must be approved by a majority of our Independent Trustees not otherwise interested in the transaction, who will have access, at our expense, to our legal counsel or to independent legal counsel.
Limitation on Liability of Trustees and Officers; Indemnification and Advance of Expenses
Delaware law permits a Delaware statutory trust to include in its declaration of trust a provision to indemnify and hold harmless any trustee or beneficial owner or other person from and against any and all claims and demands whatsoever. Our Declaration of Trust provides that our Trustees and the Delaware Trustee will not be liable to us or our shareholders for monetary damages for breach of fiduciary duty as a trustee to the fullest extent permitted by Delaware law, subject to U.S. federal securities laws, including, without limitation, the 1940 Act. Our Declaration of Trust provides for the indemnification of any person to the full extent permitted, and in the manner provided, by Delaware law, subject to U.S. federal securities laws, including, without limitation, the 1940 Act. In accordance with the 1940 Act, we will not indemnify certain persons for any liability to which such persons would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.
Pursuant to our Declaration of Trust and subject to certain exceptions described therein, we will indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any individual who is a present or former Trustee, Delaware Trustee, or officer of the Fund and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity or (ii) any individual who, while a Trustee, Delaware Trustee or officer of the Fund and at the request of the Fund, serves or has served as a trustee, Delaware trustee, officer, partner or trustee of any corporation, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity (each such person, an “Indemnitee”), in each case to the fullest extent permitted by Delaware law, subject to U.S. federal securities laws, including, without limitation, the 1940 Act. Notwithstanding the foregoing, we will not provide indemnification for any loss, liability or expense arising from or out of an alleged violation of federal or state securities laws by an Indemnitee unless (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations, (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction, or (iii) a court of competent jurisdiction approves a settlement of the claims against the Indemnitee and finds that indemnification of the settlement and the related costs should be made and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which securities were offered or sold as to indemnification for violations of securities laws.
We will not indemnify an Indemnitee against any liability or loss suffered by such Indemnitee unless (i) the Fund determines in good faith that the course of conduct that caused the loss or liability was in the best interest of the Fund, (ii) the Indemnitee was acting on behalf of or performing services for the Fund, (iii) such liability or loss was not the result of (A) negligence or misconduct, in the case that the party seeking indemnification is a Trustee (other than an independent Trustee or the Delaware Trustee), officer, employee, controlling person or agent of the Fund, (B) gross negligence or willful misconduct, in the case that the party seeking indemnification is an independent Trustee or (C) gross negligence, bad faith or willful misconduct, in the case that the party seeking indemnification is the Delaware Trustee, and (iv) such indemnification or agreement to hold harmless is recoverable only out of assets of the Fund and not from the shareholders.
Delaware Law and Certain Declaration of Trust Provisions
Organization and Duration
We were formed in Delaware on January 27, 2022, and will remain in existence until dissolved in accordance with our Declaration of Trust or pursuant to Delaware law.
Purpose
Under the Declaration of Trust, we are permitted to engage in any business activity that lawfully may be conducted by a statutory trust organized under Delaware law and, in connection therewith, to exercise all of the rights and powers conferred upon us pursuant to the agreements relating to such business activity.
Our Declaration of Trust contains provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. Our Board of Trustees may, without shareholder action, authorize the issuance of shares in one or more classes or series, including preferred shares; our Board of Trustees may, without shareholder action, amend our Declaration of Trust to increase the number of our Common Shares, of any class or series, that we will have authority to issue; and our Declaration of Trust provides that, while we do not intend to list our shares on any securities exchange, if any class of our shares is listed on a national securities exchange, our Board of Trustees will be divided into three classes of Trustees serving staggered terms of three years each. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our Board of Trustees. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.
Sales and Leases to the Fund
Our Declaration of Trust provides that, unless otherwise permitted by the 1940 Act or applicable guidance or exemptive relief of the SEC, except as otherwise permitted under the 1940 Act, we may not purchase or lease assets in which the Adviser or any of its affiliates have an interest unless all of the following conditions are met: (a) the transaction is fully disclosed to the shareholders in a prospectus or in a periodic report; and (b) the assets are sold or leased upon terms that are reasonable to us and at a price not to exceed the lesser of cost or fair market value as determined by an independent expert. Subject to the 1940 Act, the Adviser may purchase assets in its own name (and assume loans in connection) and temporarily hold title, for the purposes of facilitating the acquisition of the assets, the borrowing of money, obtaining financing for us, or the completion of construction of the assets, so long as all of the following conditions are met: (i) the assets are purchased by us at a price no greater than the cost of the assets to the Adviser; (ii) all income generated by, and the expenses associated with, the assets so acquired will be treated as belonging to us; and (iii) there are no other benefits arising out of such transaction to the Adviser apart from compensation otherwise permitted by the Omnibus Guidelines, as adopted by the NASAA. For the avoidance of doubt, we do not expect the Adviser to purchase assets in its own name.
Sales and Leases to our Adviser, Trustees or Affiliates
The Fund does not expect to sell or lease to any of its Adviser, Trustees or Affiliates, and to the extent that it does, it may only do so in a manner that is not prohibited under the 1940 Act. Our Declaration of Trust provides that, unless otherwise permitted by the 1940 Act or applicable guidance or exemptive relief of the SEC, we may not sell assets to the Adviser or any of its affiliates unless such sale is approved by the holders of a majority of our outstanding Common Shares. Our Declaration of Trust also provides that we may not lease assets to the Adviser or any affiliate thereof unless all of the following conditions are met: (a) the transaction is fully disclosed to the shareholders in a prospectus or in a periodic report; and (b) the terms of the transaction are fair and reasonable to us.
Loans
Our Declaration of Trust provides that, unless otherwise permitted by the 1940 Act or applicable guidance or exemptive relief of the SEC, except for the advancement of indemnification funds, no loans, credit facilities, credit agreements or otherwise may be made by us to the Adviser or any of its affiliates.
Commissions on Financing, Refinancing or Reinvestment
Our Declaration of Trust provides that, unless otherwise permitted by the 1940 Act or applicable guidance or exemptive relief of the SEC, we generally may not pay, directly or indirectly, a commission or fee to the Adviser or any of its affiliates in connection with the reinvestment of cash available for distribution, available reserves, or the proceeds of the resale, exchange or refinancing of assets.
Lending Practices
Our Declaration of Trust provides that, with respect to financing made available to us by the Adviser, the Adviser may not receive interest in excess of the lesser of the Adviser’s cost of funds or the amounts that would be charged by unrelated lending institutions on comparable loans for the same purpose. The Adviser may not impose a prepayment charge or penalty in connection with such financing and the Adviser may not receive points or other financing charges. In addition, the Adviser will be prohibited from providing financing to us with a term in excess of 12 months.
Number of Trustees; Vacancies; Removal
Our Declaration of Trust provides that the number of trustees is set only by the Board in accordance with our bylaws. Our bylaws provide that a majority of our entire Board may at any time increase or decrease the number of trustees. Our Declaration of Trust provides that the number of trustees generally may not be less than three. Except as otherwise required by applicable requirements of the 1940 Act and as may be provided by our Board in setting the terms of any class or series of preferred shares, pursuant to an election under our Declaration of Trust, any and all vacancies on our Board may be filled only by the affirmative vote of a majority of the remaining trustees in office, even if the remaining trustees do not constitute a quorum, and any trustee elected to fill a vacancy will serve for the remainder of the full term of the trustee for whom the vacancy occurred and until a successor is elected and qualified, subject to any applicable requirements of the 1940 Act; provided, however, that any such trustee will be proposed for election by shareholders at the next annual meeting of shareholders. Independent Trustees will nominate replacements for any vacancies among the independent trustees’ positions.
Our Declaration of Trust provides that a trustee may be removed (i) by the holders of at least a majority of the Shares then entitled to vote in an election of Trustees, with or without cause, or (ii) only for cause and only by a majority of the remaining trustees (or in the case of the removal of a trustee that is not an interested person, a majority of the remaining trustees that are not interested persons).
Under the Delaware Statutory Trust Statute, the Fund is required at all times to have a trustee residing in the State of Delaware. The Delaware Trustee has been appointed solely to satisfy the residency requirement of the Delaware Statutory Trust Statute, accept legal process served on the Fund in the State of Delaware, and execute any certificate required to be filed with the Delaware Secretary of State which the Delaware Trustee is required to execute under Section 3811 of the Delaware Statutory Trust Statute. The Delaware Trustee is not and will not be a member of the Board of Trustees. To the fullest extent permitted by law, any obligation at law or in equity owed by the Delaware Trustee to the trustees or the Fund are replaced by the terms of the Declaration of Trust. Unless explicitly stated, references in this prospectus to a “trustee” or the “trustees” of the Fund should not be read to include the Delaware Trustee.
Action by Shareholders
Our bylaws provide that shareholder action can be taken at an annual meeting or a special meeting of shareholders or by unanimous consent in lieu of a meeting. The shareholders will only have voting rights as required by the 1940 Act or as otherwise provided for in the Declaration of Trust. The Fund will hold annual meetings. Special meetings may be called by the Trustees and certain of our officers, and will be limited to the purposes for any such special meeting set forth in the notice thereof. In addition, our organizational documents provide that, subject to the satisfaction of certain procedural and informational requirements by the shareholders requesting the meeting, a special meeting of shareholders will be called by our secretary upon the written request of shareholders entitled to cast 10% or more of the votes entitled to be cast at the meeting. The secretary shall provide all shareholders, within 10 days after receipt of said request, written notice either in person or by mail of the date, time and location of such requested special meeting and the purpose of the meeting. Any special meeting called by such shareholders is required to be held not less than fifteen nor more than 60 days after notice is provided to shareholders of the special meeting. We may postpone or cancel a meeting of shareholders by making a public announcement (as defined in our bylaws) of such postponement or cancellation prior to the meeting. Notice of the date, time and place to which the meeting is postponed shall be given not less than 10 days prior to such date and otherwise in the manner set forth in this section. These provisions will have the effect of significantly reducing the ability of shareholders being able to have proposals considered at a meeting of shareholders.
With respect to special meetings of shareholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of persons for election to the Board of Trustees at a special meeting may be made only (1) pursuant to our notice of the meeting, (2) by the Board of Trustees or (3) provided that the Board of Trustees has determined that Trustees will be elected at the meeting, by a shareholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the Declaration of Trust.
Our Declaration of Trust also provides that, subject to the provisions of any class or series of shares then outstanding and the mandatory provisions of any applicable laws or regulations or other provisions of the Declaration of Trust, the following actions may be taken by the shareholders, without concurrence by our Board of Trustees or the Adviser, upon a vote by the holders of more than 50% of the outstanding shares entitled to vote to:
•    modify the Declaration of Trust;
•    remove the Adviser or appoint a new investment adviser;

•    dissolve the Fund; or
•    sell all or substantially all of our assets other than in the ordinary course of business.
The purpose of requiring shareholders to give us advance notice of nominations and other business, as set forth in our bylaws, is to afford our Board of Trustees a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our Board of Trustees, to inform shareholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of shareholders. Although our Declaration of Trust does not give our Board of Trustees any power to disapprove shareholder nominations for the election of Trustees or proposals recommending certain action, they may have the effect of precluding a contest for the election of Trustees or the consideration of shareholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of trustees or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our shareholders.
Our Adviser may not, without the approval of a vote by the holders of more than 50% of the outstanding shares entitled to vote on such matters:
•    amend the Investment Management Agreement except for amendments that would not adversely affect the rights of our shareholders;
•    except as otherwise permitted under the Investment Management Agreement, voluntarily withdraw as our investment adviser unless such withdrawal would not affect our tax status and would not materially adversely affect our shareholders;
•    appoint a new investment adviser (other than a sub-adviser pursuant to the terms of the Investment Management Agreement and applicable law); or
•    sell all or substantially all of our assets other than in the ordinary course of business.
Amendment of the Declaration of Trust and Bylaws
Our Declaration of Trust provides that shareholders are entitled to vote upon a proposed amendment to the Declaration of Trust if the amendment would alter or change the powers, preferences or special rights of the shares held by such shareholders so as to affect them adversely. Approval of any such amendment requires at least a majority of the votes cast by such shareholders at a meeting of shareholders duly called and at which a quorum is present. In addition, amendments to our Declaration of Trust to make our Common Shares a “redeemable security” or to convert the Fund, whether by merger or otherwise, from a closed-end company to an open-end company each must be approved by (a) the affirmative vote of shareholders entitled to cast at least a majority of the votes entitled to be cast on the matter prior to the occurrence of a listing of any class of our shares on a national securities exchange and (b) the affirmative vote of shareholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter upon and following the occurrence of a listing of any class of our shares on a national securities exchange.
Our Declaration of Trust provides that our Board of Trustees has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws; provided, however, that if any amendment to the bylaws adversely affects the voting rights of shareholders, such amendment must be approved by a majority of the outstanding shares of the Fund entitled to vote on the matter, which means the lesser of (1) 67% or more of the voting securities present at a meeting if more than 50% of the outstanding voting securities are present or represented by proxy, or (2) more than 50% of the outstanding voting securities. Except as described above and for certain provisions of our Declaration of Trust relating to shareholder voting and the removal of trustees, our Declaration of Trust provides that our Board of Trustees may amend our Declaration of Trust without any vote of our shareholders.

Actions by the Board Related to Merger, Conversion, Reorganization or Dissolution
The Board of Trustees may, without the approval of our shareholders, approve a merger, conversion, consolidation or other reorganization of the Fund, provided that the resulting entity is a business development company under the 1940 Act. The Fund will not permit the Adviser to cause any merger or other reorganization of the Fund without the affirmative vote by the holders of more than fifty percent (50%) of the outstanding shares of the Fund entitled to vote on the matter.
Derivative Actions
No person, other than a Trustee, who is not a shareholder shall be entitled to bring any derivative action, suit or other proceeding on behalf of the Fund. No shareholder may maintain a derivative action on behalf of the Fund unless holders of at least 10% of the outstanding shares join in the bringing of such action, except that such provision does not apply to any claims asserted under the U.S. federal securities laws including, without limitation, the 1940 Act. In addition, the Fund’s Declaration of Trust prohibits derivative actions on behalf of the Fund by any person who is not a Trustee or shareholder of the Fund, except that such provision does not apply to any claims asserted under the U.S. federal securities laws including, without limitation, the 1940 Act.
In addition to the requirements set forth in Section 3816 of the Delaware Statutory Trust Statute, a shareholder may bring a derivative action on behalf of the Fund only if the following conditions are met: (i) the shareholder or shareholders must make a pre-suit demand upon the Board of Trustees to bring the subject action unless an effort to cause the Board of Trustees to bring such an action is not likely to succeed, except that such provision does not apply to any claims asserted under the U.S. federal securities laws including, without limitation, the 1940 Act; and a demand on the Board of Trustees shall only be deemed not likely to succeed and therefore excused if a majority of the Board of Trustees, or a majority of any committee established to consider the merits of such action, is composed of Board of Trustees who are not “independent Trustees” (as that term is defined in the Delaware Statutory Trust Statute); and (ii) unless a demand is not required under clause (i) above, the Board of Trustees must be afforded a reasonable amount of time to consider such shareholder request and to investigate the basis of such claim; and the Board of Trustees shall be entitled to retain counsel or other advisors in considering the merits of the request and may require an undertaking by the shareholders making such request to reimburse the Fund for the expense of any such advisors in the event that the Board of Trustees determine not to bring such action, except that such provision does not apply to any claims asserted under the U.S. federal securities laws including, without limitation, the 1940 Act. For purposes of this paragraph, the Board of Trustees may designate a committee of one or more Trustees to consider a shareholder demand.
Restrictions on Roll-Up Transactions
In connection with a proposed “roll-up transaction,” which, in general terms, is any transaction involving the acquisition, merger, conversion or consolidation, directly or indirectly, of us and the issuance of securities of an entity that would be created or would survive after the successful completion of the roll-up transaction, we will obtain an appraisal of all of our properties from an independent expert. In order to qualify as an independent expert for this purpose, the person or entity must have no material current or prior business or personal relationship with us and must be engaged to a substantial extent in the business of rendering opinions regarding the value of assets of the type held by us, who is qualified to perform such work. Our assets will be appraised on a consistent basis, and the appraisal will be based on the evaluation of all relevant information and will indicate the value of our assets as of a date immediately prior to the announcement of the proposed roll-up transaction. The appraisal will assume an orderly liquidation of our assets over a 12-month period. The terms of the engagement of such independent expert will clearly state that the engagement is for our benefit and the benefit of our shareholders. We will include a summary of the appraisal, indicating all material assumptions underlying the appraisal, in a report to the shareholders in connection with the proposed roll-up transaction. If the appraisal will be included in a prospectus used to offer the securities of the roll-up entity, the appraisal will be filed with the SEC and the states as an exhibit to the registration statement for the offering.

In connection with a proposed roll-up transaction, the person sponsoring the roll-up transaction must offer to the shareholders who vote against the proposal a choice of:
•    accepting the securities of the entity that would be created or would survive after the successful completion of the roll-up transaction offered in the proposed roll-up transaction; or
•    one of the following:
•    remaining as shareholders and preserving their interests in us on the same terms and conditions as existed previously; or
•    receiving cash in an amount equal to their pro rata share of the appraised value of our net assets.
We are prohibited from participating in any proposed roll-up transaction:
•    which would result in shareholders having voting rights in the entity that would be created or would survive after the successful completion of the roll-up transaction that are less than those provided in the charter, including rights with respect to the election and removal of directors, annual and special meetings, amendments to the charter and our dissolution;
•    which includes provisions that would operate as a material impediment to, or frustration of, the accumulation of Common Shares by any purchaser of the securities of the entity that would be created or would survive after the successful completion of the roll-up transaction, except to the minimum extent necessary to preserve the tax status of such entity, or which would limit the ability of an investor to exercise the voting rights of its securities of the entity that would be created or would survive after the successful completion of the roll-up transaction on the basis of the number of shares held by that investor;
•    in which shareholders’ rights to access to records of the entity that would be created or would survive after the successful completion of the roll-up transaction will be less than those provided in the charter;
•    in which we would bear any of the costs of the roll-up transaction if the shareholders reject the roll-up transaction; or
•    unless the organizational documents of the entity that would survive the roll-up transaction provide that neither its adviser nor its intermediary-manager may vote or consent on matters submitted to its shareholders regarding the removal of its adviser or any transaction between it and its adviser or any of its affiliates.
Access to Records
Any shareholder will be permitted access to all of our records to which they are entitled under applicable law at all reasonable times and may inspect and copy any of them for a reasonable copying charge. Inspection of our records by the office or agency administering the securities laws of a jurisdiction will be provided upon reasonable notice and during normal business hours. An alphabetical list of the names, addresses and business telephone numbers of our shareholders, along with the number of Common Shares held by each of them, will be maintained as part of our books and records and will be available for inspection by any shareholder or the shareholder’s designated agent at our office. The shareholder list will be updated at least quarterly to reflect changes in the information contained therein. A copy of the list will be mailed to any shareholder who requests the list within ten days of the request. A shareholder may request a copy of the shareholder list for any proper and legitimate purpose, including, without limitation, in connection with matters relating to voting rights and the exercise of shareholder rights under federal proxy laws. A shareholder requesting a list will be required to pay reasonable costs of postage and duplication. Such copy of the shareholder list shall be printed in alphabetical order, on white paper, and in readily readable type size (no smaller than 10 point font).
A shareholder may also request access to any other corporate records to which they are entitled under applicable law. If a proper request for the shareholder list or any other corporate records is not honored, then the requesting shareholder will be entitled to recover certain costs incurred in compelling the production of the list or other requested corporate records as well as actual damages suffered by reason of the refusal or failure to produce the list. However, a shareholder will not have the right to, and we may require a requesting shareholder to represent that it will not, secure the shareholder list or other information for the purpose of selling or using the list for a commercial purpose not related to the requesting shareholder’s interest in our affairs. We may also require that such shareholder sign a confidentiality agreement in connection with the request.
Reports to Shareholders
Within 60 days after each fiscal quarter, we will distribute our quarterly report on Form 10-Q to all shareholders of record. In addition, we will distribute our annual report on Form 10-K to all shareholders within 120 days after the end of each calendar year, which must contain, among other things, a breakdown of the expenses reimbursed by us to the Adviser. These reports will also be available on our website at www.AGTBCAP.com and on the SEC’s website at www.sec.gov.
Subject to availability, you may authorize us to provide prospectuses, prospectus supplements, annual reports and other information, or documents, electronically by so indicating on your subscription agreement, or by sending us instructions in writing in a form acceptable to us to receive such documents electronically. Unless you elect in writing to receive documents electronically, all documents will be provided in paper form by mail. You must have internet access to use electronic delivery. While we impose no additional charge for this service, there may be potential costs associated with electronic delivery, such as on-line charges. Documents will be available on our website. You may access and print all documents provided through this service. As documents become available, we will notify you of this by sending you an e-mail message that will include instructions on how to retrieve the document. If our e-mail notification is returned to us as “undeliverable,” we will contact you to obtain your updated e-mail address. If we are unable to obtain a valid e-mail address for you, we will resume sending a paper copy by regular U.S. mail to your address of record. You may revoke your consent for electronic delivery at any time and we will resume sending you a paper copy of all required documents. However, in order for us to be properly notified, your revocation must be given to us a reasonable time before electronic delivery has commenced. We will provide you with paper copies at any time upon request. Such request will not constitute revocation of your consent to receive required documents electronically.
Conflict with the 1940 Act
Our Declaration of Trust provide that, if and to the extent that any provision of Delaware law, or any provision of our Declaration of Trust conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act will control.

DETERMINATION OF NET ASSET VALUE
The NAV per share of our outstanding Common Shares is determined quarterly by dividing the value of our total assets minus our liabilities by the total number of our shares outstanding. The NAV will also be determined prior to any sale, and before subscriptions.
In calculating the value of our total assets, we value investments for which market quotations are readily available at such market quotations if they are deemed to represent fair value. Debt and equity securities that are not publicly traded or whose market price is not readily available or whose market quotations are not deemed to represent fair value are valued at fair value as determined in good faith by or under the direction of our Board of Trustees. The Board of Trustees has designated the Adviser as its “valuation designee” pursuant to Rule 2a-5 under the 1940 Act, and in that role the Adviser is responsible for performing fair value determinations relating to all of the our investments, including periodically assessing and managing any material valuation risks and establishing and applying fair value methodologies, in accordance with valuation policies and procedures that have been approved by the Board of Trustees. Even though the Board of Trustees designated the Adviser as “valuation designee,” the Board of Trustees is ultimately responsible for fair value determinations under the 1940 Act. Market quotations may be deemed not to represent fair value in certain circumstances where the Adviser reasonably believes that facts and circumstances applicable to an issuer, a seller or purchaser or the market for a particular security causes current market quotes not to reflect the fair value of the security. Examples of these events could include cases in which material events are announced after the close of the market on which a security is primarily traded, when a security trades infrequently causing a quoted purchase or sale price to become stale or in the event of a “fire sale” by a distressed seller.
If and when market quotations are deemed not to represent fair value, we typically utilize independent third party valuation firms to assist us in determining fair value. Accordingly, such investments go through our multi- step valuation process as described below. The Adviser intends to engage multiple independent valuation firms based on a review of each firm’s expertise and relevant experience in valuing certain securities. In each case, our independent valuation firms consider observable market inputs together with significant unobservable inputs in arriving at their valuation recommendations for such Level 3 categorized assets.
With respect to investments for which market quotations are not readily available or when such market quotations are deemed not to represent fair value, the Adviser undertakes a multi-step valuation process each quarter, as described below:
(1)    our quarterly valuation process begins with each portfolio company or investment being initially valued by the investment professionals of our Adviser responsible for the portfolio investment;
(2)    preliminary valuation conclusions are then documented and discussed with senior management of our Adviser;
(3)    independent valuation firms may be engaged by our Adviser as needed to conduct independent appraisals by reviewing our Adviser’s preliminary valuations and then making their own independent assessment;
(4)    the Adviser discusses valuations and determines in good faith the fair value of each investment in our portfolio based on, among other things, the input of the applicable independent valuation firm, and such determinations are presented to the Board of Trustees; and
(5)    for Level 3 investments entered into within the current quarter, the cost (purchase price adjusted for accreted original issue discount/amortized premium) or any recent comparable trade activity on the security investment shall be considered to reasonably approximate the fair value of the investment, provided that no material change has since occurred in the issuer’s business, significant inputs or the relevant environment.
Investments are valued utilizing a market approach, an income approach, or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted).
The measurement is based on the value indicated by current market expectations about those future amounts. In following these approaches, the types of factors that we may take into account in fair value pricing our investments include, as relevant:
•    available current market data, including relevant and applicable market trading and transaction comparables,
•    applicable market yields and multiples,
•    security covenants,
•    seniority of investments in the investee company’s capital structure,
•    call protection provisions,
•    information rights,
•    the nature and realizable value of any collateral,
•    the portfolio company’s ability to make payments,
•    its earnings and discounted cash flows,

•    the markets in which the portfolio company does business,
•    comparisons of financial ratios of peer companies that are public,
•    M&A comparables,
•    our principal market (as the reporting entity) and
•    enterprise values, among other factors.
Investments determined by these valuation procedures to have a fair value of less than $1 million during the prior fiscal quarter may be valued based on inputs identified by the Adviser without the necessity of obtaining valuation from an independent valuation firm, if once annually an independent valuation firm using the procedures described herein provides valuation analysis.
Determination of fair values involves subjective judgments and estimates not susceptible to substantiation by auditing procedures. Accordingly, under current auditing standards, the notes to our financial statements incorporated by reference in this prospectus, refer to the uncertainty with respect to the possible effect of such valuations, and any change in such valuations, on our financial statements.
Our Board of Trustees reviews the adequacy of our policies and procedures regarding valuations and the effectiveness of their implementation.
Our most recently determined NAV per share for each class of shares will be available on our website: www.AGTBCAP.com. We will report our NAV per share as of the last day of each month on our website within 20 business days of the last day of each month.

PLAN OF DISTRIBUTION
General
We are offering a maximum of $5,000,000,000 in Common Shares pursuant to this prospectus on a “best efforts” basis through Foreside Financial Services, LLC, the Intermediary Manager, a registered broker-dealer. Because this is a “best efforts” offering, the Intermediary Manager must only use its best efforts to sell the shares through selling agents, which means that no underwriter, broker or other person will be obligated to purchase any shares. The Intermediary Manager’s principal business address is Three Canal Plaza, Suite 100, Portland, ME 04101.
The shares are being offered on a “best efforts” basis, which means generally that the Intermediary Manager is required to use only its best efforts to sell the shares through selling agents and it has no firm commitment or obligation to purchase any of the shares. The Fund intends that the Common Shares offered pursuant to this prospectus will not be listed on any national securities exchange, and neither the Intermediary Manager nor the participating brokers intend to act as market-makers with respect to our Common Shares. Because no public market is expected for the shares, shareholders will likely have limited ability to sell their shares until there is a liquidity event for the Fund.
We are offering to the public three separate classes of Common Shares: Class S shares, Class D shares and Class I shares. We are offering to sell in this offering or any private placement any combination of share classes with a dollar value up to the maximum offering amount. All investors must meet the suitability standards discussed in the section of this prospectus entitled “Suitability Standards.” The share classes have different ongoing shareholder servicing and/or distribution fees.
Class S shares are generally available for purchase through brokerage and transactional-based accounts.
Class D shares are generally available for purchase in this offering only:
(1)    through fee-based programs, also known as wrap accounts, that provide access to Class D shares,
(2)    through participating brokers that have alternative fee arrangements with their clients to provide access to Class D shares,
(3)    through transaction/brokerage platforms at participating brokers,
(4)    through certain registered investment advisers,
(5)    through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or
(6)    other categories of investors that we name in an amendment or supplement to this prospectus.
Class I shares are generally available for purchase in this offering only:
(1)    through fee-based programs, also known as wrap accounts, that provide access to Class I shares,
(2)    by endowments, foundations, pension funds and other institutional investors,
(3)    through participating brokers that have alternative fee arrangements with their clients to provide access to Class I shares,
(4)    through certain registered investment advisers,
(5)    by our executive officers and trustees and their immediate family members, as well as officers and employees of the Adviser, Angelo Gordon or other affiliates and their immediate family members, and joint venture partners, consultants and other service providers or
(6)    other categories of investors that we name in an amendment or supplement to this prospectus.

In certain cases, where a holder of Class S or Class D shares exits a relationship with a participating broker for this offering and does not enter into a new relationship with a participating broker for this offering, such holder’s shares may be exchanged into an equivalent NAV amount of Class I shares. We may also offer Class I shares to certain feeder vehicles primarily created to hold our Class I shares, which in turn offer interests in themselves to investors; we expect to conduct such offerings pursuant to exceptions to registration under the Securities Act and not as a part of this offering. Such feeder vehicles may have additional costs and expenses, which would be disclosed in connection with the offering of their interests. We may also offer Class I shares to other investment vehicles. The minimum initial investment for Class I shares is $1,000,000, unless waived by the Fund. If you are eligible to purchase all three classes of shares, then you should consider that Class I shares have no shareholder servicing and/or distribution fees, and are not subject to upfront placement fees or brokerage commissions that may be charged by financial intermediaries, each of which would reduce the distributions payable to holders of the shares. If you are eligible to purchase Class S shares and Class D shares but not Class I shares, then you should consider that Class D shares have lower annual shareholder servicing and/or distribution fees than Class S shares. You should inquire with your broker dealer or financial representative about the type of account in which the shares will be held, including whether such account may be subject to an asset-based fee, and which classes of shares you may be eligible to purchase, as well as any additional fees or costs associated with your potential investment. Before making your investment decision, please consult with your investment adviser regarding your account type and the classes of Common Shares you may be eligible to purchase. Neither the Intermediary Manager nor its affiliates will directly or indirectly compensate any person engaged as an investment advisor or bank trust department by a potential investor as an inducement for such investment advisor or bank trust department to advise favorably for an investment in us.

The number of shares we have registered pursuant to the registration statement of which this prospectus forms a part is the number that we reasonably expect to be offered and sold within two years from the initial effective date of the registration statement. Under applicable SEC rules, we may extend this offering one additional year if all of the shares we have registered are not yet sold within two years. With the filing of a registration statement for a subsequent offering, we may also be able to extend this offering beyond three years until the follow-on registration statement is declared effective. Pursuant to this prospectus, we are offering to the public all of the shares that we have registered. Although we have registered a fixed dollar amount of our shares, we intend effectively to conduct a continuous offering of an unlimited number of Common Shares over an unlimited time period by filing a new registration statement prior to the end of the three-year period described in Rule 415. In such a circumstance, the issuer may also choose to enlarge the continuous offering by including on such new registration statement a further amount of securities, in addition to any unsold securities covered by the earlier registration statement.
This offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.
Purchase Price
The initial purchase price will be the then-current NAV per share, as described in “Determination of Net Asset Value.” Each class of shares may have a different NAV per share because shareholder servicing and/or distribution fees differ with respect to each class.
Underwriting Compensation
We entered into an Intermediary Manager Agreement with the Intermediary Manager, pursuant to which the Intermediary Manager agreed to, among other things, enter into agreements with third-party brokers to participate in the distribution of Common Shares, which we refer to as “participating brokers,” and financial advisors. The Intermediary Manager also assists with coordinating our marketing and distribution efforts with participating brokers and their registered representatives with respect to communications related to the terms of the offering, our investment strategies, material aspects of our operations and subscriptions procedures, to the extent set forth in the Intermediary Manager Agreement and such agreements entered into with participating brokers. We will not pay referral or similar fees to any accountants, attorneys or other persons in connection with the distribution of our shares. For its services, we or one of our affiliates will compensate the Intermediary Manager up to $1.25 million. In addition, we or one of our affiliates will reimburse reasonable documented out-of-pocket expenses incurred by the Intermediary Manager in connection with the services provided pursuant to the Intermediary Management Agreement in the amount up to $100,000.
Upfront Sales Loads
Class S, Class D and Class I Shares. Neither the Fund nor the Intermediary Manager will charge an upfront sales load with respect to Class S shares, Class D shares or Class I shares, however, if you buy Class S shares or Class D shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a 1.5% cap on NAV for Class D shares and 3.5% cap on NAV for Class S shares. Selling agents will not charge such fees on Class I shares.
Shareholder Servicing and/or Distribution Fees — Class S and Class D
The following table shows the shareholder servicing and/or distribution fees we pay the Intermediary Manager with respect to the Class S, Class D and Class I on an annualized basis as a percentage of our NAV for such class. The shareholder servicing and/or distribution fees will be paid monthly in arrears, calculated using the NAV of the applicable class as of the beginning of the first calendar day of the month.

Shareholder Servicing and/or Distribution Fee as a% of NAV
Class S shares	0.85%
Class D shares	0.25%
Class I shares	— %

Subject to FINRA and other limitations on underwriting compensation described in “—Limitations on Underwriting Compensation” below, we will pay a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV for the Class S shares and a shareholder servicing and/or distribution fee equal to 0.25% per annum of the aggregate NAV for the Class D shares, in each case, payable monthly. The Adviser has voluntarily agreed to pay up to 0.60% of the shareholder servicing and/or distribution fee for a one-year period, beginning October 1, 2023, on Class S shares sold.
The shareholder servicing and/or distribution fees will be paid monthly in arrears. The shareholder servicing and/or distribution fees are similar to sales commissions. The distribution and servicing expenses borne by the participating brokers may be different from and substantially less than the amount of shareholder servicing and/ or distribution fees charged. The Intermediary

Manager will reallow (pay) all or a portion of the shareholder servicing and/or distribution fees to participating brokers and servicing brokers for ongoing shareholder services performed by such brokers, and, at the request of the Fund, will waive shareholder servicing and/or distribution fees to the extent a broker is not eligible to receive it for failure to provide such services. Because the shareholder servicing and/or distribution fees with respect to Class S shares and Class D shares are calculated based on the aggregate NAV for all of the outstanding shares of each such class, it reduces the NAV with respect to all shares of each such class, including shares issued under our DRIP. The distribution and servicing plan adopted in compliance with Rule 12b-1 is a compensation plan, which means that the Intermediary Manager is compensated regardless of its expenses, as opposed to a reimbursement plan which reimburses only for expenses incurred. The Intermediary Manager does not retain any shareholder servicing and/or distribution fees for profit. All shareholder servicing and/or distribution fees are held in a retention account by the Intermediary Manager to pay for and/or reimburse the Adviser for distribution-related expenditures.
Eligibility to receive the shareholder servicing and/or distribution fee is conditioned on a broker providing the following ongoing services with respect to the Class S or Class D shares: assistance with recordkeeping, answering investor inquiries regarding us, including regarding distribution payments and reinvestments, helping investors understand their investments upon their request, and assistance with share repurchase requests. If the applicable broker is not eligible to receive the shareholder servicing and/or distribution fee due to failure to provide these services, the Intermediary Manager, at the request of the Fund, will waive the shareholder servicing and/or distribution fee that broker would have otherwise been eligible to receive. The shareholder servicing and/or distribution fees are ongoing fees that are not paid at the time of purchase.
Other Compensation
We or the Adviser may also pay any organization and offering expenses (other than any upfront selling commissions and shareholder servicing and/or distribution fees). In addition to any upfront sales loads and shareholder servicing and/or distribution fees, participating brokers may receive additional compensation from our affiliates. This offering is being made in compliance with FINRA Rule 2310. Under the rules of FINRA, all items of underwriting compensation, including any upfront selling commissions, Intermediary Manager fees, shareholder servicing fee and/or distribution, reimbursement fees for bona fide due diligence expenses, training and education expenses and all other forms of underwriting compensation, will not exceed 10% of the gross offering proceeds (excluding shares purchased through our distribution reinvestment plan).
Limitations on Underwriting Compensation
To the extent that Class S shares and Class D shares are outstanding, we will cease paying the shareholder servicing and/or distribution fee on the Class S shares and Class D shares on the earlier to occur of the following: (i) a listing of Class I shares, (ii) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets or (iii) the date following the completion of the primary portion of this offering on which, in the aggregate, underwriting compensation from all sources in connection with this offering, including the shareholder servicing and/or distribution fee and other underwriting compensation, is equal to 10% of the gross proceeds from our primary offering.
In addition, as required by exemptive relief that we have been granted, which allows us to offer multiple classes of shares, at the end of the month in which the Intermediary Manager in conjunction with the transfer agent determines that total transaction or other fees, including upfront placement fees or brokerage commissions, and shareholder servicing and/or distribution fees paid with respect to any single share held in a shareholder’s account would exceed, in the aggregate, 10% of the gross proceeds from the sale of such share (or a lower limit as determined by the Intermediary Manager or the applicable selling agent), we will cease paying the shareholder servicing and/or distribution fee on either (i) each such share that would exceed such limit or (ii) all Class S shares and Class D shares in such shareholder’s account. We may modify this requirement if permitted by applicable exemptive relief. At the end of such month, the applicable Class S shares or Class D shares in such shareholder’s account will convert into a number of Class I shares (including any fractional shares), with an equivalent aggregate NAV as such Class S or Class D shares.
This offering is being made in compliance with FINRA Rule 2310. Under the rules of FINRA, all items of underwriting compensation, including any upfront selling commissions, Intermediary Manager fees, reimbursement fees for bona fide due diligence expenses, training and education expenses and all other forms of underwriting compensation, will not exceed 10% of the gross offering proceeds (excluding shares purchased through our DRIP).
Term of the Intermediary Manager Agreement
Either party may terminate the Intermediary Manager Agreement upon 60 days’ written notice to the other party or immediately upon notice to the other party in the event such other party failed to comply with a material provision of the Intermediary Manager Agreement. Our obligations under the Intermediary Manager Agreement to pay the shareholder servicing and/or distribution fees with respect to the Class S and Class D shares distributed in this offering as described therein shall survive termination of the agreement until such shares are no longer outstanding (including such shares that have been converted into Class I shares, as described above).

Indemnification
To the extent permitted by law and our charter, we will indemnify the participating brokers and the Intermediary Manager against some civil liabilities, including certain liabilities under the Securities Act, and liabilities arising from an untrue statement of material fact contained in, or omission to state a material fact in, this prospectus or the registration statement of which this prospectus is a part, blue sky applications or approved sales literature.

Supplemental Sales Material
In addition to this prospectus, we will use sales material in connection with the offering of shares, although only when accompanied by or preceded by the delivery of this prospectus. Some or all of the sales material may not be available in certain jurisdictions. This sales material may include information relating to this offering and the past performance of the Adviser and its affiliates. In addition, the sales material may contain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material.
We are offering shares only by means of this prospectus. Although the information contained in the sales material will not conflict with any of the information contained in this prospectus, the sales material does not purport to be complete and should not be considered as a part of this prospectus or the registration statement of which this prospectus is a part, or as incorporated by reference in this prospectus or the registration statement, or as forming the basis of the offering of the Common Shares.
Share Distribution Channels
We expect our Intermediary Manager to use multiple distribution channels to sell our shares. These channels may charge different brokerage fees for purchases of our shares. Our Intermediary Manager is expected to engage participating brokers in connection with the sale of the shares of this offering in accordance with participating broker agreements.

HOW TO SUBSCRIBE
You may buy or request that we repurchase Common Shares through your financial advisor, a participating broker or other financial intermediary that has a selling agreement with the Intermediary Manager. Because an investment in our Common Shares involves many considerations, your financial advisor or other financial intermediary may help you with this decision. Due to the illiquid nature of investments in originated loans, our Common Shares are only suitable as a long-term investment. Because there is no public market for our shares, shareholders may have difficulty selling their shares if we choose to offer to repurchase only some, or even none, of the shares that investors desire to have repurchased in a particular quarter, or if our Board of Trustees modifies or suspends the share repurchase program.
Investors who meet the suitability standards described herein may purchase Common Shares. See “Suitability Standards” in this prospectus. Investors seeking to purchase Common Shares must proceed as follows:
•    Read this entire prospectus and any appendices and supplements accompanying this prospectus.
•    Complete the execution copy of the subscription agreement. A specimen copy of the subscription agreement, including instructions for completing it, is included in this prospectus as Appendix A. Subscription agreements may be executed manually or by electronic signature except where the use of such electronic signature has not been approved by the Fund. Should you execute the subscription agreement electronically, your electronic signature, whether digital or encrypted, included in the subscription agreement is intended to authenticate the subscription agreement and to have the same force and effect as a manual signature.
•    Deliver a check, submit a wire transfer, instruct your broker to make payment from your brokerage account or otherwise deliver funds for the full purchase price of the Common Shares being subscribed for along with the completed subscription agreement to the participating broker. Checks should be made payable, or wire transfers directed, to “AG Twin Brook Capital Income Fund.” For Class S and Class D shares, after you have satisfied the applicable minimum purchase requirement of $2,500, additional purchases must be in increments of $500. For Class I shares, after you have satisfied the applicable minimum purchase requirement of $1,000,000, additional purchases must be in increments of $500, unless such minimums are waived by the Fund. The minimum subsequent investment does not apply to purchases made under our DRIP.
•    By executing the subscription agreement and paying the total purchase price for the Common Shares subscribed for, each investor attests that the information in the subscription agreement is true and complete and agrees to be bound by all of its terms. Certain participating brokers may require additional documentation.
A sale of the shares to a subscriber may not be completed until at least five business days after the subscriber receives our final prospectus. “Business Day” means a day other than a Saturday or Sunday on which the New York Stock Exchange is open for business. Subscriptions to purchase our Common Shares may be made on an ongoing basis, but investors may only purchase our Common Shares pursuant to accepted subscription orders as of the first day of each month (based on the NAV per share as determined as of the previous day, being the last day of the preceding month), and to be accepted, a subscription request must be made with a completed and executed subscription agreement in good order, including satisfying any additional requirements imposed by the subscriber’s broker, and payment of the full purchase price of our Common Shares being subscribed at least five business days prior to the first day of the month (unless waived by the Fund).
For example, if you wish to subscribe for Common Shares in October, your subscription request must be received in good order at least five business days before November 1. Notice of each share transaction will be furnished to shareholders (or their financial representatives) as soon as practicable but not later than seven business days after the Fund’s NAV as of October 31 is determined and credited to the shareholder’s account, together with information relevant for personal and tax records. While a shareholder will not know our NAV applicable on the effective date of the share purchase, our NAV applicable to a purchase of shares will be available generally within 20 business days after the effective date of the share purchase; at that time, the number of shares based on that NAV and each shareholder’s purchase will be determined and shares are credited to the shareholder’s account as of the effective date of the share purchase. In this example, if accepted, your subscription would be effective on the first calendar day of November.
If for any reason we reject the subscription, or if the subscription request is canceled before it is accepted or withdrawn as described below, we will return the subscription agreement and the related funds, without interest or deduction, within ten business days after such rejection, cancellation or withdrawal.
Common Shares purchased by a fiduciary or custodial account will be registered in the name of the fiduciary account and not in the name of the beneficiary. If you place an order to buy shares and your payment is not received and collected, your purchase may be canceled and you could be liable for any losses or fees we have incurred.
You have the option of placing a transfer on death (TOD), designation on your shares purchased in this offering. A TOD designation transfers the ownership of the shares to your designated beneficiary upon your death. This designation may only be made by individuals, not entities, who are the sole or joint owners with right to survivorship of the shares. If you would like to place a TOD designation on your shares, you must check the TOD box on the subscription agreement and you must complete and return a TOD form, which you may obtain from your financial advisor, in order to effect the designation.

Purchase Price
The initial purchase price will be the then-current NAV per share, as described in “Determination of Net Asset Value.” Each class of shares may have a different NAV per share because shareholder servicing and/or distribution fees differ with respect to each class.
If you participate in our DRIP, the cash distributions attributable to the class of shares that you purchase in our primary offering will be automatically invested in additional shares of the same class. The purchase price for shares purchased under our DRIP will be equal to the most recent available NAV per share for such shares at the time the distribution is payable.
We will generally adhere to the following procedures relating to purchases of Common Shares in this continuous offering:
•    On each business day, our transfer agent will collect purchase orders. Notwithstanding the submission of an initial purchase order, we can reject purchase orders for any reason, even if a prospective investor meets the minimum suitability requirements outlined in our prospectus. Investors may only purchase our Common Shares pursuant to accepted subscription orders as of the first day of each month (based on the NAV per share as determined as of the previous day, being the last day of the preceding month), and to be accepted, a subscription request must be made with a completed and executed subscription agreement in good order and payment of the full purchase price of our Common Shares being subscribed at least five business days prior to the first day of the month. If a purchase order is received less than five business days prior to the first day of the month, unless waived by the Fund, the purchase order will be executed in the next month’s closing at the transaction price applicable to that month. As a result of this process, the price per share at which your order is executed may be different than the price per share for the month in which you submitted your purchase order.
•    Generally, within 20 business days after the first calendar day of each month, we will determine our NAV per share for each share class as of the last calendar day of the immediately preceding month, which will be the purchase price for shares purchased with that effective date.

•    Completed subscription requests will not be accepted by us before two business days before the first calendar day of each month.
•    Subscribers are not committed to purchase shares at the time their subscription orders are submitted and any subscription may be canceled at any time before the time it has been accepted as described in the previous sentence. You may withdraw your purchase request by notifying the transfer agent, through your financial intermediary or directly on our toll-free, automated telephone line, 1-844-298-1372.
•    You will receive a confirmation statement of each new transaction in your account as soon as practicable but generally not later than seven business days after the shareholder transactions are settled when the applicable NAV per share is determined. The confirmation statement will include information on how to obtain information we have filed with the SEC and made publicly available on our website, www.AGTBCAP.com, including supplements to the prospectus.
Our NAV may vary significantly from one month to the next. Through our website at www.AGTBCAP.com, you will have information about the most recently available NAV per share.
In contrast to securities traded on an exchange or over-the-counter, where the price often fluctuates as a result of, among other things, the supply and demand of securities in the trading market, our NAV will be calculated once monthly using our valuation methodology, and the price at which we sell new shares and repurchase outstanding shares will not change depending on the level of demand by investors or the volume of requests for repurchases.
Country Specific Legends
Notice to Prospective Investors in Canada
This prospectus constitutes an “exempt offering document” as defined in and for the purposes of applicable Canadian securities laws. No prospectus has been filed with any securities commission or similar regulatory authority in Canada in connection with the offer and sale of the shares. No securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon this prospectus or on the merits of the shares and any representation to the contrary is an offence.
Canadian investors are advised that this prospectus has been prepared in reliance on section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”). Pursuant to section 3A.3 of NI 33-105, the company and the underwriters in the offering are exempt from the requirement to provide Canadian investors with certain conflicts of interest disclosure pertaining to “connected issuer” and/or “related issuer” relationships as would otherwise be required pursuant to subsection 2.1(1) of NI 33-105.
Resale Restrictions
The offer and sale of the shares in Canada is being made on a private placement basis only and is exempt from the requirement that the Fund prepares and files a prospectus under applicable Canadian securities laws. Any resale of Shares by a Canadian investor in this offering must be made in accordance with applicable Canadian securities laws, which may vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with Canadian prospectus requirements, a statutory exemption from the prospectus requirements, in a transaction exempt from the prospectus requirements or otherwise under a discretionary exemption from the prospectus requirements granted by the applicable local Canadian securities regulatory authority. These resale restrictions may under certain circumstances apply to resales of the shares outside of Canada.

Representations of Purchasers
Each Canadian investor who purchases the shares will be deemed to have represented to the Fund, the underwriters and to each dealer from whom a purchase confirmation is received, as applicable, that the investor is (i) purchasing as principal, or is deemed to be purchasing as principal in accordance with applicable Canadian securities laws; (ii) an “accredited investor” as such term is defined in section 1.1 of National Instrument 45-106 Prospectus Exemptions or, in Ontario, as such term is defined in section 73.3(1) of the Securities Act (Ontario); and (iii) a “permitted client” as such term is defined in section 1.1 of National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations.
Taxation and Eligibility for Investment
Any discussion of taxation and related matters contained in this prospectus does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a Canadian investor when deciding to purchase the shares and, in particular, does not address any Canadian tax considerations. No representation or warranty is hereby made as to the tax consequences to a resident, or deemed resident, of Canada of an investment in the shares or with respect to the eligibility of the shares for investment by such investor under relevant Canadian federal and provincial legislation and regulations.
Rights of Action for Damages or Rescission
Securities legislation in certain of the Canadian jurisdictions provides certain purchasers of securities pursuant to an offering memorandum (such as this prospectus), including where the distribution involves an “eligible foreign security” as such term is defined in Ontario Securities Commission Rule 45-501 Ontario Prospectus and Registration Exemptions and in Multilateral Instrument 45-107 Listing Representation and Statutory Rights of Action Disclosure Exemptions, as applicable, with a remedy for damages or rescission, or both, in addition to any other rights they may have at law, where the offering memorandum, or other offering document that constitutes an offering memorandum, and any amendment thereto, contains a “misrepresentation” as defined under applicable Canadian securities laws. These remedies, or notice with respect to these remedies, must be exercised or delivered, as the case may be, by the purchaser within the time limits prescribed under, and are subject to limitations and defences under, applicable Canadian securities legislation. In addition, these remedies are in addition to and without derogation from any other right or remedy available at law to the investor.
Language of Documents
Upon receipt of this document, each Canadian investor hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, chaque investisseur canadien confirme par les présentes qu’il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement.
Notice to Prospective Investors in Singapore
This Prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this Prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
a)    a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
b)    a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:
1.    to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
2.    where no consideration is or will be given for the transfer;
3.    where the transfer is by operation of law;
4.    as specified in Section 276(7) of the SFA; or

5.    as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.
Notice to Prospective Investors in the Dubai International Financial Centre
This document relates to a company which is not subject to any form of regulation or approval by the Dubai Financial Services Authority (“DFSA”).
The DFSA has not approved this document nor has any responsibility for reviewing or verifying any document or other documents in connection with this company. Accordingly, the DFSA has not approved this document or any other associated documents nor taken any steps to verify the information set out in this document, and has no responsibility for it.
The shares have not been offered and will not be offered to any persons in the Dubai International Financial Centre except on that basis that an offer is:
i.    an “Exempt Offer” in accordance with the Markets Rules (MKT) module of the DFSA; and
ii.    made only to persons who meet the Professional Client criteria set out in Rule 2.3.2 of the DFSA Conduct of Business Module
This document must not, therefore, be delivered to, or relied on by, any other type of person.
The fund to which this document relates may be illiquid and/or subject to restrictions on its resale. Prospective purchasers should conduct their own due diligence on the Fund.
The DFSA has not taken steps to verify the information set out in this document, and has no responsibility for it. If you do not understand the contents of this document you should consult an authorised financial adviser.
Notice to Prospective Investors in Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This Prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the common shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the common shares without disclosure to investors under Chapter 6D of the Corporations Act.
The common shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring common shares must observe such Australian on-sale restrictions.
This Prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this Prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.
Notice to Prospective Investors in Hong Kong
The Common Shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the common shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.
Notice to Prospective Investors in Japan
No registration pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act of Japan (the “FIEA”) has been made or will be made with respect to the solicitation of the Common Shares pursuant to the private placement exemption provided for in Article 2, Paragraph 3, Item 2-a of the FIEA.

The Common Shares may not, directly or indirectly, be offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and any other applicable laws, regulations and governmental ordinances and guidelines of Japan.
Any shareholder who was solicited to acquire the Common Shares in Japan is prohibited from transferring any of the Common Shares to another person in any way other than transferring the Common Shares to other qualified institutional investors (tekikaku kikan toshika) as defined in Article 10, Paragraph 1 of the Cabinet Office Ordinance Concerning Definitions provided in Article 2 of the FIEA. The above-mentioned transfer restriction applicable to the Common Shares is described in the documents regarding the Common Shares to be provided to prospective purchasers of the Common Shares.

SHARE REPURCHASE PROGRAM
We do not intend to list our shares on a securities exchange and we do not expect there to be a public market for our shares. As a result, if you purchase our Common Shares, your ability to sell your shares will be limited.
We have implemented a share repurchase program under which, at the discretion of our Board of Trustees, we intend to offer to repurchase, in each quarter, up to 5% of our Common Shares outstanding (either by number of shares or aggregate NAV) as of the close of the calendar quarter prior to the quarter for which the repurchase commenced. Our Board of Trustees may amend or suspend the share repurchase program (including to offer to purchase fewer shares) if in its reasonable judgment it deems such action to be in our best interest and the best interest of our shareholders, such as when a repurchase offer would place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on the Fund that would outweigh the benefit of the repurchase offer. As a result, share repurchases may not be available each quarter or may only be available in an amount less than 5% of our Common Shares outstanding.
Should the Board of Trustees suspend the share repurchase program, the Board of Trustees will consider whether the continued suspension of the program is in the best interests of the Fund and shareholders on a quarterly basis. We intend to conduct such repurchase offers in accordance with the requirements of Rule 13e-4 promulgated under the Exchange Act and the 1940 Act. All shares purchased by us pursuant to the terms of each tender offer will be retired and thereafter will be authorized and unissued shares. Any repurchases of the Adviser’s shares will be on the same terms and subject to the same limitations as other shareholders.
Under our share repurchase program, to the extent we offer to repurchase shares, we expect to repurchase shares pursuant to tender offers on or around the last business day of a month using a purchase price equal to the NAV per share as of the last calendar day of the prior month, except that shares that have not been outstanding for at least one year will be subject to an Early Repurchase Deduction and repurchased at 98% of such NAV. The holding period ends on the one-year anniversary of the subscription closing date. The Early Repurchase Deduction may be waived in the case of repurchase requests arising from the death, divorce or qualified disability (as “disabled” is defined in Section 72(m)(7) of the Code) of the holder. The Early Repurchase Deduction will be retained by the Fund for the benefit of remaining shareholders. We may, from time to time, waive the Early Repurchase Deduction in the following circumstances (subject to the conditions described below):
•    repurchases resulting from death, qualifying disability or divorce; or
•    in the event that a shareholder’s shares are repurchased because the shareholder has failed to maintain the $500 minimum account balance.
As set forth above, we may waive the Early Repurchase Deduction in respect of repurchase of shares resulting from the death, qualifying disability or divorce of a shareholder who is a natural person, including shares held by such shareholder through a trust or an IRA or other retirement or profit-sharing plan, after (i) in the case of death, receiving written notice from the estate of the shareholder, the recipient of the shares through bequest or inheritance, or, in the case of a trust, the trustee of such trust, who shall have the sole ability to request repurchase on behalf of the trust, (ii) in the case of qualified disability, receiving written notice from such shareholder, provided that the condition causing the qualifying disability was not pre-existing on the date that the shareholder became a shareholder or (iii) in the case of divorce, receiving written notice from the shareholder of the divorce and the shareholder’s instructions to effect a transfer of the shares (through the repurchase of the shares by us and the subsequent purchase by the shareholder) to a different account held by the shareholder (including trust or an individual retirement account or other retirement or profit-sharing plan). We must receive the written repurchase request within 12 months after the death of the shareholder, the initial determination of the shareholder’s disability or divorce in order for the requesting party to rely on any of the special treatment described above that may be afforded in the event of the death, disability or divorce of a shareholder. In the case of death, such a written request must be accompanied by a certified copy of the official death certificate of the shareholder. If spouses are joint registered holders of shares, the request to have the shares repurchased may be made if either of the registered holders dies or acquires a qualified disability. If the shareholder is not a natural person, such as certain trusts or a partnership, corporation or other similar entity, the right to waiver of the Early Repurchase Deduction upon death, disability or divorce does not apply.
You may tender all of the Common Shares that you own. There is no repurchase priority for a shareholder under the circumstances of death or disability of such shareholder.
In the event the amount of shares tendered exceeds the repurchase offer amount, shares will be repurchased on a pro rata basis. All unsatisfied repurchase requests must be resubmitted in the next quarterly tender offer, or upon the recommencement of the share repurchase program, as applicable. We will have no obligation to repurchase shares, including if the repurchase would violate the restrictions on distributions under federal law or Delaware law. The limitations and restrictions described above may prevent us from accommodating all repurchase requests made in any quarter. Our share repurchase program has many limitations, including the limitations described above, and should not in any way be viewed as the equivalent of a secondary market.
We will offer to repurchase shares on such terms as may be determined by our Board of Trustees in its complete and absolute discretion unless, in the judgment of our Independent Trustees, such repurchases would not be in the best interests of our shareholders or would violate applicable law. There is no assurance that our Board of Trustees will exercise its discretion to offer to repurchase shares or that there will be sufficient funds available to accommodate all of our shareholders’ requests for repurchase. As a result, we may repurchase less than the full amount of shares that you request to have repurchased. If we do not repurchase the full amount of your shares that you have requested to be repurchased, or we determine not to make repurchases of our shares, you will likely not be able to dispose of your shares, even if we under-perform. Any periodic repurchase offers will be subject in part to our available cash and compliance with the RIC qualification and diversification rules and the 1940 Act. Shareholders will not pay a fee to us in connection with our repurchase of shares under the share repurchase program.
The Fund will repurchase shares from shareholders pursuant to written tenders on terms and conditions that the Board of Trustees determines to be fair to the Fund and to all shareholders. When the Board of Trustees determines that the Fund will repurchase shares, notice will be provided to shareholders describing the terms of the offer, containing information shareholders should consider in deciding whether to participate in the repurchase opportunity and containing information on how to participate. Shareholders deciding whether to tender their shares during the period that a repurchase offer is open may obtain the Fund’s most recent NAV per share on our website at: www.AGTBCAP.com. However, our repurchase offers will generally use the NAV on or around the last business day of a calendar month, which will not be available until after the expiration of the applicable tender offer, so you will not know the exact price of shares in the tender offer when you make your decision whether to tender your shares.
Repurchases of shares from shareholders by the Fund will be paid in cash promptly after the expiration of the tender offer within five business days of the last date that shareholders may tender shares for the repurchase offer. Repurchases will be effective after receipt and acceptance by the Fund of eligible written tenders of shares from shareholders by the applicable repurchase offer deadline. The Fund does not impose any charges in connection with repurchases of shares. All shares purchased by us pursuant to the terms of each tender offer will be retired and thereafter will be authorized and unissued shares.
The majority of our assets will consist of instruments that cannot generally be readily liquidated without impacting our ability to realize full value upon their disposition. Therefore, we may not always have sufficient liquid resources to make repurchase offers. In order to provide liquidity for share repurchases, we will employ prudent cash management principles and appropriate use of leverage facilities. We may fund repurchase requests from sources other than cash flow from operations, including the sale of assets or borrowings, and although we generally expect to fund distributions from cash flow from operations, we have not established any limits on the amounts we may pay from such sources. Should making repurchase offers, in our judgment, place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on the company as a whole, or should we otherwise determine that investing our liquid assets in originated loans or other illiquid investments rather than repurchasing our shares is in the best interests of the Fund as a whole, then we may choose to offer to repurchase fewer shares than described above, or none at all.
In the event that any shareholder fails to maintain the minimum balance of $500 of our shares, we may repurchase all of the shares held by that shareholder at the repurchase price in effect on the date we determine that the shareholder has failed to meet the minimum balance, less any Early Repurchase Deduction. Minimum account repurchases will apply even in the event that the failure to meet the minimum balance is caused solely by a decline in our NAV. Minimum account repurchases are subject to Early Repurchase Deduction.
Payment for repurchased shares may require us to liquidate portfolio holdings earlier than our Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase our investment-related expenses as a result of higher portfolio turnover rates. Our Adviser intends to take measures, subject to policies as may be established by our Board of Trustees, to attempt to avoid or minimize potential losses and expenses resulting from the repurchase of shares.

DISTRIBUTION REINVESTMENT PLAN
We have adopted a DRIP, pursuant to which we will reinvest all cash dividends declared by the Board of Trustees on behalf of our shareholders who do not elect to receive their dividends in cash as provided below. As a result, if the Board of Trustees authorizes, and we declare, a cash dividend or other distribution, then our shareholders who have not opted out of our DRIP will have their cash distributions automatically reinvested in additional shares as described below, rather than receiving the cash dividend or other distribution. Distributions on fractional shares will be credited to each participating shareholder’s account to three decimal places.
No action is required on the part of a registered shareholder to have his, her or its cash dividend or other distribution reinvested in our shares, except shareholders in Alabama, Arkansas, California, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, North Carolina, Ohio, Oklahoma, Oregon, Vermont and Washington and clients of certain participating brokers that do not permit automatic enrollment in our DRIP (collectively, the “Non-Participants”). Shareholders can elect to “opt out” of the Fund’s DRIP in their subscription agreements (other than the Non-Participants, which must affirmatively opt in to participate in the plan). Non-Participants, except for Ohio residents owning Class S or Class D shares, will automatically receive their distributions in cash unless they elect to have their cash distributions reinvested in additional Common Shares. Ohio residents that own Class S or Class D Shares are not eligible to participate in our DRIP.
If any shareholder initially elects not to participate, they may later become a participant by subsequently completing and executing an enrollment form or any distribution authorization form as may be available from the Fund or the SS&C Technologies, Inc. (the “Plan Administrator”). Participation in the DRIP will begin with the next distribution payable after acceptance of a participant’s subscription, enrollment or authorization. Shares will be purchased under the DRIP as of the first calendar day of the month following the record date of the distribution.
If a shareholder seeks to terminate its participation in the DRIP, notice of termination must be received by the Plan Administrator five business days in advance of the first calendar day of the next month in order for a shareholder’s termination to be effective for such month. Any transfer of shares by a participant to a non-participant will terminate participation in the DRIP with respect to the transferred shares. If a participant elects to tender its Common Shares in full, any Shares issued to the participant under the Plan subsequent to the expiration of the tender offer will be considered part of the participant’s prior tender, and participant’s participation in the Plan will be terminated as of the valuation date of the applicable tender offer. Any distributions to be paid to such shareholder on or after such date will be paid in cash on the scheduled distribution payment date.
If you elect to opt out of the DRIP, you will receive any distributions we declare in cash. There will be no upfront selling commissions or Intermediary Manager fees charged to you if you participate in the DRIP. We will pay the Plan Administrator fees under the DRIP. If your shares are held by a broker or other financial intermediary, you may change your election by notifying your broker or other financial intermediary of your election.
Any purchases of our shares pursuant to our DRIP are dependent on the continued registration of our securities or the availability of an exemption from registration in the recipient’s home state.
The purchase price for shares purchased under our DRIP will be equal to the most recent available NAV per share for such shares at the time the distribution is payable. Common Shares issued pursuant to our DRIP will have the same voting rights as the Common Shares offered pursuant to this prospectus.
See our Distribution Reinvestment Plan, which is filed as an exhibit to our registration statement for this offering, for more information.

REGULATION
The following discussion is a general summary of the material prohibitions and descriptions governing BDCs generally. It does not purport to be a complete description of all of the laws and regulations affecting BDCs.
Qualifying Assets
Under the 1940 Act, a BDC may not acquire any asset other than assets of the type listed in Section 55(a) of the 1940 Act, which are referred to as “Qualifying Assets,” unless, at the time the acquisition is made, Qualifying Assets represent at least 70% of the company’s total assets. The principal categories of Qualifying Assets relevant to our business are any of the following:
(1)    Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an Eligible Portfolio Company (as defined below), or from any person who is, or has been during the preceding 13 months, an affiliated person of an Eligible Portfolio Company, or from any other person, subject to such rules as may be prescribed by the SEC. An “Eligible Portfolio Company” is defined in the 1940 Act as any issuer which:
(a)    is organized under the laws of, and has its principal place of business in, the United States;
(b)    is not an investment company (other than a small business investment company wholly owned by the BDC) or a company that would be an investment company but for certain exclusions under the 1940 Act; and
(c)    satisfies any of the following:
(i)    does not have any class of securities that is traded on a national securities exchange;
(ii)    has a class of securities listed on a national securities exchange, but has an aggregate market value of outstanding voting and non-voting common equity of less than $250 million;
(iii)    is controlled by a BDC or a group of companies including a BDC and the BDC has an affiliated person who is a director of the Eligible Portfolio Company; or
(iv)    is a small and solvent company having total assets of not more than $4 million and capital and surplus of not less than $2 million.
(2)    Securities of any Eligible Portfolio Company controlled by the Fund.
(3)    Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.
(4)    Securities of an Eligible Portfolio Company purchased from any person in a private transaction if there is no ready market for such securities and the Fund already owns 60% of the outstanding equity of the Eligible Portfolio Company.
(5)    Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities.
(6)    Cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment.
In addition, a BDC must be operated for the purpose of making investments in the types of securities described in (1), (2) or (3) above.

Significant Managerial Assistance
A BDC must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described above. However, in order to count portfolio securities as Qualifying Assets for the purpose of the 70% test, the BDC must either control the issuer of the securities or must offer to make available to the issuer of the securities (other than small and solvent companies described above) significant managerial assistance; except that, where the BDC purchases such securities in conjunction with one or more other persons acting together, one of the other persons in the group may make available such managerial assistance. Making available significant managerial assistance means, among other things, any arrangement whereby the BDC, through its trustees, officers or employees, offers to provide and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company through monitoring of portfolio company operations, selective participation in board and management meetings, consulting with and advising a portfolio company’s officers or other organizational or financial guidance.
Exemptive Relief
The 1940 Act generally prohibits BDCs from making certain negotiated co-investments with affiliates absent an order from the SEC permitting the BDC to do so. The SEC granted Angelo Gordon an exemptive order that will allow us to co-invest in portfolio companies with certain other funds managed by Angelo Gordon or its affiliates (“Affiliated Funds”) in a manner consistent with our investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors, subject to compliance with certain conditions (the “Order”). Pursuant to the Order, we are permitted to co-invest with Affiliated Funds if, among other things, a “required majority” (as defined in Section 57(o) of the 1940 Act) of our Independent Trustees make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the transactions, including the consideration to be paid, are reasonable and fair to us and our shareholders and do not involve overreaching of us or our shareholders on the part of any person concerned, and (2) the transaction is consistent with the interests of our shareholders and is consistent with our investment objective and strategies.
Temporary Investments
Pending investment in other types of Qualifying Assets, as described above, our investments can consist of cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment, which are referred to herein, collectively, as temporary investments, so that 70% of our assets would be Qualifying Assets.
Warrants
Under the 1940 Act, a BDC is subject to restrictions on the issuance, terms and amount of warrants, options or rights to purchase shares that it may have outstanding at any time. In particular, the amount of shares that would result from the conversion or exercise of all outstanding warrants, options or rights to purchase shares cannot exceed 25% of the BDC’s total outstanding shares.
Leverage and Senior Securities; Coverage Ratio
We are permitted, under specified conditions, to issue multiple classes of indebtedness and one class of shares senior to our Common Shares if our asset coverage, as defined in the 1940 Act, would at least equal 150% immediately after each such issuance. On October 25, 2022, our sole shareholder approved the adoption of this 150% threshold pursuant to Section 61(a)(2) of the 1940 Act and such election became effective the following day. In addition, while any senior securities remain outstanding, we will be required to make provisions to prohibit any dividend distribution to our shareholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the dividend distribution or repurchase. We will also be permitted to borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes, which borrowings would not be considered senior securities.

We have established and expect to continue to establish credit facilities or enter into other financing arrangements to facilitate investments and the timely payment of our expenses. It is anticipated that any such credit facilities will bear interest at floating rates at to be determined spreads over SOFR or an alternative reference rate. We cannot assure shareholders that we will be able to enter into any additional credit facilities. Shareholders will indirectly bear the costs associated with any borrowings under a credit facility or otherwise. In connection with credit facilities or other borrowings, lenders may require us to pledge assets, commitments and/or drawdowns (and the ability to enforce the payment thereof) and may ask to comply with positive or negative covenants that could have an effect on our operations. In addition, from time to time, our losses on leveraged investments may result in the liquidation of other investments held by us and may result in additional drawdowns to repay such amounts.
We may also create leverage by securitizing our assets and retaining the equity portion of the securitized vehicle. We may also from time to time make secured loans of our marginable securities to brokers, dealers and other financial institutions.
Code of Ethics
We and the Adviser have adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act and Rule 204A-1 under the Advisers Act, respectively, that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to the code are permitted to invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code’s requirements. You may read and copy this code of ethics at the SEC’s Public Reference Room in Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090. You may also obtain copies of the codes of ethics, after paying a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.
Affiliated Transactions
We may be prohibited under the 1940 Act from conducting certain transactions with our affiliates without the prior approval of our trustees who are not interested persons and, in some cases, the prior approval of the SEC. We have received an exemptive order from the SEC that permits us, among other things, to co-invest with certain other persons, including certain affiliates of the Adviser and certain funds managed and controlled by the Adviser and its affiliates, subject to certain terms and conditions.
Proxy Voting Policies and Procedures
We have delegated our proxy voting responsibility to the Adviser. The Proxy Voting Policies and Procedures of the Adviser are set forth below. The guidelines will be reviewed periodically by the Adviser, and, accordingly, are subject to change.
As an investment adviser registered under the Advisers Act, has a duty to monitor corporate events and to vote proxies, as well as a duty to cast votes in the best interest of clients and not subrogate client interests to its own interests. Rule 206(4)-6 under the Advisers Act places specific requirements on registered investment advisers with proxy voting authority.

Proxy Policies
The Adviser’s policies and procedures are reasonably designed to ensure that the Adviser votes proxies in the best interest of the Fund and addresses how it will resolve any conflict of interest that may arise when voting proxies and, in so doing, to maximize the value of the investments made by the Fund, taking into consideration the Fund’s investment horizons and other relevant factors. It will review on a case-by-case basis each proposal submitted for a shareholder vote to determine its impact on the portfolio securities held by its clients. Although the Adviser will generally vote against proposals that may have a negative impact on its clients’ portfolio securities, it may vote for such a proposal if there exists compelling long-term reasons to do so.
Decisions on how to vote a proxy generally are made by the Adviser. The Investment Committee and the members of the Investment Team covering the applicable security often have the most intimate knowledge of both a company’s operations and the potential impact of a proxy vote’s outcome. Decisions are based on a number of factors which may vary depending on a proxy’s subject matter, but are guided by the general policies described in the proxy policy. In addition, the Adviser may determine not to vote a proxy after consideration of the vote’s expected benefit to clients and the cost of voting the proxy. To ensure that its vote is not the product of a conflict of interest, the Adviser will require the members of the Investment Committee to disclose any personal conflicts of interest they may have with respect to overseeing a Fund’s investment in a particular company.
Proxy Voting Records
You may obtain information, without charge, regarding how we voted proxies with respect to our portfolio securities by making a written request for proxy voting information to: Chief Compliance Officer, 245 Park Avenue, 26th Floor, New York, New York 10167.
Other
We will be periodically examined by the SEC for compliance with the 1940 Act, and be subject to the periodic reporting and related requirements of the Exchange Act.
We are also required to provide and maintain a bond issued by a reputable fidelity insurance company to protect against larceny and embezzlement. Furthermore, as a BDC, we are prohibited from protecting any trustee or officer against any liability to our shareholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.
We are also required to designate a chief compliance officer and to adopt and implement written policies and procedures reasonably designed to prevent violation of the federal securities laws and to review these policies and procedures annually for their adequacy and the effectiveness of their implementation.
We are not permitted to change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless approved by a majority of our outstanding voting securities. A majority of the outstanding voting securities of a company is defined under the 1940 Act as the lesser of: (i) 67% or more of such company’s shares present at a meeting if more than 50% of the outstanding shares of such company are present or represented by proxy, or (ii) more than 50% of the outstanding shares of such company.
Our internet address is www.AGTBCAP.com. We make available free of charge on our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statement and amendments to those reports as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following discussion is a general summary of certain U.S. federal income tax considerations applicable to us and the purchase, ownership and disposition of our Common Shares. This discussion does not purport to be complete or to deal with all aspects of U.S. federal income taxation that may be relevant to shareholders in light of their particular circumstances. Unless otherwise noted, this discussion applies only to U.S. shareholders that hold our Common Shares as capital assets. A U.S. shareholder is a shareholder who is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a U.S. corporation, (iii) a trust if it (a) is subject to the primary supervision of a court in the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has made a valid election to be treated as a U.S. person, or (iv) any estate the income of which is subject to U.S. federal income tax regardless of its source. This discussion is based upon present provisions of the Code, the regulations promulgated thereunder, and judicial and administrative ruling authorities, all of which are subject to change, or differing interpretations (possibly with retroactive effect). This discussion does not represent a detailed description of the U.S. federal income tax consequences relevant to special classes of taxpayers including, without limitation, financial institutions, insurance companies, investors in pass-through entities, U.S. shareholders whose “functional currency” is not the U.S. dollar, tax-exempt organizations, dealers in securities or currencies, traders in securities or commodities that elect mark to market treatment, or persons that will hold our Common Shares as a position in a “straddle,” “hedge” or as part of a “constructive sale” for U.S. federal income tax purposes. In addition, this discussion does not address the application of the Medicare tax on net investment income or the U.S. federal alternative minimum tax, any U.S. federal estate or gift tax consequences or any tax consequences attributable to persons being required to accelerate the recognition of any item of gross income with respect to our Common Shares as a result of such income being recognized on an applicable financial statement. Prospective investors should consult their tax advisors with regard to the U.S. federal tax consequences of the purchase, ownership, or disposition of our Common Shares, as well as the tax consequences arising under the laws of any state, foreign country or other taxing jurisdiction.
Taxation as a Regulated Investment Company
The Fund intends to elect to be treated, and intends to qualify each taxable year thereafter, as a RIC under Subchapter M of the Code.
To qualify for the favorable tax treatment accorded to RICs under Subchapter M of the Code, the Fund must, among other things:
1)    have an election in effect to be treated as a BDC under the 1940 Act at all times during each taxable year;
2)    have filed with its return for the taxable year an election to be a RIC or have made such election for a previous taxable year;
3)    derive in each taxable year at least 90% of its gross income from (a) dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stock or securities or foreign currencies, or other income (including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities, or currencies; and (b) net income derived from an interest in certain publicly-traded partnerships that are treated as partnerships for U.S. federal income tax purposes and that derive less than 90% of their gross income from the items described in (a) above (each, a “Qualified Publicly-Traded Partnership”); and
4)    diversify its holdings so that, at the end of each quarter of each taxable year of the Fund (a) at least 50% of the value of the Fund’s total assets is represented by cash and cash items (including receivables), U.S. government securities and securities of other RICs, and other securities for purposes of this calculation limited, in respect of any one issuer to an amount not greater in value than 5% of the value of the Fund’s total assets, and to not more than 10% of the outstanding voting securities of such issuer, and (b) not more than 25% of the value of the Fund’s total assets is invested in the securities (other than U.S. government securities or securities of other RICs) of (I) any one issuer, (II) any two or more issuers which the Fund controls and which are determined to be engaged in the same or similar trades or businesses or related trades or businesses or (III) any one or more Qualified Publicly-Traded Partnerships (described in 3(b) above).
As a RIC, the Fund generally will not be subject to U.S. federal income tax on its investment company taxable income (as that term is defined in the Code, but determined without regard to the deduction for dividends paid) and net capital gain (the excess of net long-term capital gain over net short-term capital loss), if any, that it distributes in each taxable year to its shareholders, provided that it distributes at least 90% of the sum of its investment company taxable income and its net tax-exempt income for such taxable year. Generally, the Fund intends to distribute to its shareholders, at least annually, substantially all of its investment company taxable income and net capital gains, if any.
Amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% U.S. federal excise tax. To prevent imposition of the excise tax, the Fund must distribute during each calendar year an amount at least equal to the sum of (i) 98% of its ordinary income for the calendar year, (ii) 98.2% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for the one-year period ending October 31 of the calendar year and (iii) any ordinary income and capital gains for previous years that were not distributed during those years. For these purposes, the Fund will be deemed to have distributed any income or gains on which it paid U.S. federal income tax.

A distribution will be treated as paid on December 31 of any calendar year if it is declared by the Fund in October, November or December with a record date in such a month and paid by the Fund during January of the following calendar year. Such distributions will be taxable to shareholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.
If the Fund failed to qualify as a RIC or failed to satisfy the 90% distribution requirement in any taxable year, the Fund would be subject to U.S. federal income tax at regular corporate rates on its taxable income (including distributions of net capital gain), even if such income were distributed to its shareholders, and all distributions out of earnings and profits would be taxed to shareholders as ordinary dividend income. Such distributions generally would be eligible (i) to be treated as “qualified dividend income” in the case of individual and other non-corporate shareholders and (ii) for the dividends received deduction in the case of corporate shareholders. In addition, the Fund could be required to recognize unrealized gains, pay taxes and make distributions (which could be subject to interest charges) before requalifying for taxation as a RIC.
Distributions
Distributions by the Fund to shareholders of ordinary income (including “market discount” realized by the Fund on the sale of debt securities), and of net short-term capital gains, if any, realized by the Fund will generally be taxable to shareholders as ordinary income to the extent such distributions are paid out of the Fund’s current or accumulated earnings and profits. Distributions, if any, of net capital gains properly reported as “capital gain dividends” will be taxable as long-term capital gains, regardless of the length of time the shareholder has owned our Common Shares. A distribution of an amount in excess of the Fund’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be treated by a shareholder as a return of capital which will be applied against and reduce the shareholder’s basis in its Common Shares. To the extent that the amount of any such distribution exceeds the shareholder’s basis in its Common Shares, the excess will be treated by the shareholder as gain from a sale or exchange of the Common Shares. Distributions paid by the Fund generally will not be eligible for the dividends received deduction allowed to corporations or for the reduced rates applicable to certain qualified dividend income received by non-corporate shareholders.

Distributions will be treated in the manner described above regardless of whether such distributions are paid in cash or invested in additional Common Shares pursuant to the DRIP. Shareholders receiving distributions in the form of additional Common Shares of the Fund will generally be treated as receiving a distribution in the amount of cash that they would have received if they had elected to receive the distribution in cash. The additional Common Shares received by a shareholder pursuant to the DRIP will have a new holding period commencing on the day following the day on which the Common Shares were credited to the shareholder’s account.
The Fund may elect to retain its net capital gain or a portion thereof for investment and be taxed at corporate rates on the amount retained. In such case, the Fund may designate the retained amount as undistributed capital gains in a notice to its shareholders, who will be treated as if each received a distribution of its pro rata share of such gain, with the result that each shareholder will (i) be required to report its pro rata share of such gain on its tax return as long-term capital gain, (ii) receive a refundable tax credit for its pro rata share of tax paid by the Fund on the gain and (iii) increase the tax basis for its shares by an amount equal to the deemed distribution less the tax credit.
The Internal Revenue Service (“IRS”) currently requires that a RIC that has two or more classes of stock allocate to each such class proportionate amounts of each type of its income (such as ordinary income and capital gains) based upon the percentage of total dividends paid to each class for the tax year. Accordingly, if the Fund issues preferred shares, the Fund intends to allocate capital gain dividends, if any, between its Common Shares and preferred shares in proportion to the total dividends paid to each class with respect to such tax year. Shareholders will be notified annually as to the U.S. federal tax status of distributions.
Sale or Exchange of Common Shares
Upon the sale, exchange or other disposition of our Common Shares (except pursuant to a repurchase by the Fund, as described below), a shareholder will generally realize a capital gain or loss in an amount equal to the difference between the amount realized and the shareholder’s adjusted tax basis in the Common Shares. Such gain or loss will be long-term or short-term, depending upon the shareholder’s holding period for the Common Shares. Generally, a shareholder’s gain or loss will be a long-term gain or loss if the Common Shares have been held for more than one year. For non-corporate taxpayers, long-term capital gains are currently eligible for reduced rates of taxation.
No loss will be allowed on the sale, exchange or other disposition of Common Shares if the shareholder acquires (including pursuant to the DRIP) or enters into a contract or option to acquire securities that are substantially identical to such Common Shares within 30 days before or after the disposition. In such a case, the basis of the securities acquired will be adjusted to reflect the disallowed loss. Losses realized by a shareholder on the sale, exchange or other disposition of Common Shares held for six months or less are treated as long-term capital losses to the extent of any distribution of long-term capital gain received (or amounts designated as undistributed capital gains) with respect to such Common Shares.
From time to time, the Fund may offer to repurchase its outstanding Common Shares. Shareholders who tender all Common Shares of the Fund held, or considered to be held, by them generally will be treated as having sold their Common Shares and generally will realize a capital gain or loss. If a shareholder tenders fewer than all of its Common Shares or fewer than all Common Shares tendered are repurchased, such shareholder may be treated as having received a taxable dividend upon the tender of its Common Shares. In such a case, there is a risk that non-tendering shareholders, and shareholders who tender some but not all of their Common

Shares or fewer than all of whose Common Shares are repurchased, in each case whose percentage interests in the Fund increase as a result of such tender, will be treated as having received a taxable distribution from the Fund. The extent of such risk will vary depending upon the particular circumstances of the tender offer, and in particular whether such offer is a single and isolated event or is part of a plan for periodically redeeming Common Shares of the Fund.

Under U.S. Treasury regulations, if a shareholder recognizes a loss with respect to Common Shares of $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder, the shareholder must file with the IRS a disclosure statement on IRS Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.
Nature of the Fund’s Investments
Certain of the Fund’s hedging and derivatives transactions are subject to special and complex U.S. federal income tax provisions that may, among other things:

i.disallow, suspend or otherwise limit the allowance of certain losses or deductions,
ii.convert lower-taxed long-term capital gain into higher-taxed short-term capital gain or ordinary income,
iii.convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited),
iv.cause the Fund to recognize income or gain without a corresponding receipt of cash,
v.adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur,
vi.adversely alter the intended characterization of certain complex financial transactions and
vii.produce income that will not be treated as qualifying income for purposes of the 90% gross income test described above.
These rules could therefore affect the character, amount and timing of distributions to shareholders and the Fund’s status as a RIC. The Fund will monitor its transactions and may make certain tax elections in order to mitigate the effect of these provisions.
Below Investment Grade Instruments
The Fund expects to invest in debt securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Investments in these types of instruments may present special tax issues for the Fund. U.S. federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, original issue discount or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund, to the extent necessary, to preserve its status as a RIC and to distribute sufficient income to not become subject to U.S. federal income tax.
Original Issue Discount
For U.S. federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as zero coupon securities, debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. Because any original issue discount will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our shareholders in order to satisfy the annual distribution requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the annual distribution requirement necessary to qualify for and maintain RIC tax treatment under Subchapter M of the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may not qualify for or maintain RIC tax treatment and thus become subject to corporate-level income tax.
Market Discount
In general, the Fund will be treated as having acquired a debt instrument with market discount if its stated redemption price at maturity (or, in the case of a debt instrument issued with original issue discount, its revised issue price) exceeds the Fund’s initial tax basis in the debt instrument by more than a statutory de minimis amount. The Fund will be required to treat any principal payments on, or any gain derived from the disposition of, any debt instruments acquired with market discount as ordinary income to the extent of the accrued market discount, unless the Fund makes an election to accrue market discount on a current basis. If this election is not made, all or a portion of any deduction for interest expense incurred to purchase or carry a market discount debt instrument may be deferred until the Fund sells or otherwise disposes of such debt instrument.

Currency Fluctuations
Under Section 988 of the Code, gains or losses attributable to fluctuations in exchange rates between the time the Fund accrues income or receivables or expenses or other liabilities denominated in a foreign currency and the time the Fund actually collects such income or receivables or pays such liabilities are generally treated as ordinary income or loss. Similarly, gains or losses on foreign currency, foreign currency forward contracts, certain foreign currency options or futures contracts and the disposition of debt securities denominated in foreign currency, to the extent attributable to fluctuations in exchange rates between the acquisition and disposition dates, are also treated as ordinary income or loss.
Foreign Taxes
The Fund’s investment in non-U.S. securities may be subject to non-U.S. withholding taxes. In that case, the Fund’s yield on those securities would be decreased. Shareholders will generally not be entitled to claim a credit or deduction with respect to foreign taxes paid by the Fund.
Preferred Shares or Borrowings
If the Fund utilizes leverage through the issuance of preferred shares or borrowings, it may be restricted by certain covenants with respect to the declaration of, and payment of, dividends on Common Shares in certain circumstances. Limits on the Fund’s payments of dividends on Common Shares may prevent the Fund from meeting the distribution requirements described above, and may, therefore, jeopardize the Fund’s qualification for taxation as a RIC and possibly subject the Fund to the 4% excise tax. The Fund will endeavor to avoid restrictions on its ability to make dividend payments.
Backup Withholding
The Fund may be required to withhold from all distributions and redemption proceeds payable to U.S. shareholders who fail to provide the Fund with their correct taxpayer identification numbers or to make required certifications, or who have been notified by the IRS that they are subject to backup withholding. Certain shareholders specified in the Code generally are exempt from such backup withholding. This backup withholding is not an additional tax. Any amounts withheld may be refunded or credited against the shareholder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Foreign Shareholders
U.S. taxation of a shareholder who is a nonresident alien individual, a foreign trust or estate or a foreign corporation, as defined for U.S. federal income tax purposes (a “foreign shareholder”), depends on whether the income from the Fund is “effectively connected” with a U.S. trade or business carried on by the shareholder.
If the income from the Fund is not “effectively connected” with a U.S. trade or business carried on by the foreign shareholder, distributions of investment company taxable income will be subject to a U.S. tax of 30% (or lower treaty rate), which tax is generally withheld from such distributions. However, dividends paid by the Fund that are “interest-related dividends” or “short-term capital gain dividends” will generally be exempt from such withholding, in each case to the extent the Fund properly reports such dividends to shareholders. For these purposes, interest-related dividends and short-term capital gain dividends generally represent distributions of interest or short-term capital gains that would not have been subject to U.S. federal withholding tax at the source if they had been received directly by a foreign shareholder, and that satisfy certain other requirements. A foreign shareholder whose income from the Fund is not “effectively connected” with a U.S. trade or business would generally be exempt from U.S. federal income tax on capital gain dividends, any amounts retained by the Fund that are designated as undistributed capital gains and any gains realized upon the sale, exchange or other disposition of Common Shares. However, a foreign shareholder who is a nonresident alien individual and is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements will nevertheless be subject to a U.S. tax of 30% on such capital gain dividends, undistributed capital gains and gains realized upon the sale, exchange or other disposition of Common Shares.
If the income from the Fund is “effectively connected” with a U.S. trade or business carried on by a foreign shareholder, then distributions of investment company taxable income, any capital gain dividends, any amounts retained by the Fund that are designated as undistributed capital gains and any gains realized upon the sale, exchange or other disposition of Common Shares will be subject to U.S. federal income tax at the rates applicable to U.S. citizens, residents or domestic corporations. Foreign corporate shareholders may also be subject to the branch profits tax imposed by the Code.
Very generally, special tax rules would apply if the Fund holds “United States real property interests” (“USRPIs”) (or if the Fund holds assets that would be treated as USRPIs but for certain exceptions applicable to RICs) the fair market value of which equals or exceeds 50% of the sum of the fair market values of the Fund’s USRPIs, interests in real property located outside the United States, and other assets used or held for use in a trade or business. Such rules could result in U.S. tax withholding from certain distributions to foreign shareholders. Furthermore, such shareholders may be required to file a U.S. tax return and pay tax on such distributions—and, in certain cases, gain realized on sale of Common Shares—at regular U.S. federal income tax rates. The Fund does not expect to invest in a significant percentage of USRPIs, so these special tax rules are not likely to apply.
The Fund may be required to withhold from distributions that are otherwise exempt from U.S. federal withholding tax (or taxable at a reduced treaty rate) unless the foreign shareholder certifies its foreign status under penalties of perjury or otherwise establishes an exemption.

The tax consequences to a foreign shareholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein. Foreign shareholders are advised to consult their own tax advisers with respect to the particular tax consequences to them of an investment in the Fund.
Additional Withholding Requirements
Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% U.S. federal withholding tax may apply to any dividends that the Fund pays to (i) a “foreign financial institution” (as specifically defined in the Code), whether such foreign financial institution is the beneficial owner or an intermediary, unless such foreign financial institution agrees to verify, report and disclose its “United States account” holders (as specifically defined in the Code) and meets certain other specified requirements or (ii) a non-financial foreign entity, whether such nonfinancial foreign entity is the beneficial owner or an intermediary, unless such entity provides a certification that the beneficial owner of the payment does not have any substantial United States owners or provides the name, address and taxpayer identification number of each such substantial United States owner and certain other specified requirements are met. In certain cases, the relevant foreign financial institution or non-financial foreign entity may qualify for an exemption from, or be deemed to be in compliance with, these rules. In addition, foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. You should consult your own tax advisor regarding FATCA and whether it may be relevant to your ownership and disposition of our Common Shares.
Other Taxation
Shareholders may be subject to state, local and foreign taxes on their distributions from the Fund. Shareholders are advised to consult their own tax advisers with respect to the particular tax consequences to them of an investment in the Fund.

CERTAIN ERISA CONSIDERATIONS
Each prospective investor that is, or is acting on behalf of, any (i) “employee benefit plan” (within the meaning of Section 3(3) of ERISA) subject to Title I of ERISA, (ii) “plan” described in Section 4975(e)(1) of the Code, subject to Section 4975 of the Code (including for e.g., IRA and a “Keogh” plan), (iii) plan, account or other arrangement that is subject to provisions under any Similar Laws, or (iv) entity whose underlying assets are considered to include the assets of any of the foregoing described in clauses (i), (ii) and (iii), pursuant to ERISA or otherwise (each of the foregoing described in clauses (i), (ii), (iii) and (iv) referred to herein as a “Plan”), must independently determine that our Common Shares are an appropriate investment, taking into account its obligations under ERISA, the Code and applicable Similar Laws.
In contemplating an investment in the Fund, each fiduciary of the Plan who is responsible for making such an investment should carefully consider, taking into account the facts and circumstances of the Plan, whether such investment is consistent with the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws. Furthermore, absent an exemption, the fiduciaries of a Plan should not invest in the Fund with the assets of any Plan if the Adviser or any of its affiliates is a fiduciary with respect to such assets of the Plan.
In contemplating an investment in the Fund, fiduciaries of a Plan that is a Benefit Plan Investor (defined below) subject to Title I of ERISA or Section 4975 of the Code should also carefully consider the definition of the term “plan assets” in ERISA and the Plan Asset Regulations. Under ERISA and the Plan Asset Regulations, when a Benefit Plan Investor invests in an equity interest of an entity that is neither a “publicly-offered security” (within the meaning of the Plan Asset Regulations) nor a security issued by an investment company registered under the 1940 Act, the Benefit Plan Investor’s assets include both the equity interest and an undivided interest in each of the entity’s underlying assets, unless it is established that the entity is an “operating company” or that equity participation in the entity by “benefit plan investors” is not “significant” within the meaning of the Plan Asset Regulations. The term “benefit plan investor” (“Benefit Plan Investor”) is defined in the Plan Asset Regulations to include (a) any employee benefit plan (as defined in section 3(3) of ERISA) subject to the provisions of Title I of ERISA, (b) any plan described in section 4975(e)(1) of the Code subject to Section 4975 of the Code, and (c) any entity whose underlying assets include plan assets by reason of such an employee benefit plan’s or plan’s investment in the entity.
Under the Plan Asset Regulations, equity participation in an entity by Benefit Plan Investors is “significant” on any date if, immediately after the most recent acquisition of any equity interest in the entity, 25% or more of the total value of any class of equity interests is held by Benefit Plan Investors. For purposes of this determination, the value of equity interests held by a person (other than a Benefit Plan Investor) who has discretionary authority or control with respect to the assets of the entity or that provides investment advice for a fee (direct or indirect) with respect to such assets (or any affiliate of such a person) is disregarded.
Under the Plan Asset Regulations, a “publicly-offered security” is a security that is (a) “freely transferable,” (b) part of a class of securities that is “widely held,” and (c) (i) sold to the Benefit Plan Investor as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act of 1933, and the class of securities to which such security is a part is registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which the offering of such securities to the public has occurred, or (ii) is part of a class of securities that is registered under Section 12 of the Exchange Act.
The definition of an “operating company” in the Plan Asset Regulations includes, among other things, a “venture capital operating company” (a “VCOC”). Generally, in order to qualify as a VCOC, an entity must demonstrate on its “initial valuation date” and on at least one day within each “annual valuation period,” at least 50% of its assets, valued at cost (other than short-term investments pending long-term commitment or distribution to investors), are invested in operating companies (other than VCOCs) (i.e., operating entities that (x) are primarily engaged directly, or through a majority owned subsidiary or subsidiaries, in the production or sale of a product or service other than the investment of capital, or (y) qualify as “real estate operating companies,” as defined in the Plan Asset Regulations) in which such entity has direct contractual management rights. In addition, to qualify as a VCOC, an entity must, in the ordinary course of its business, actually exercise such management rights with respect to at least one of the operating companies in which it invests. The “initial valuation date” is the date on which the entity first makes an investment that is not a short-term investment of funds pending long-term commitment. An entity’s “annual valuation period” is a pre-established period not exceeding 90 days in duration, which begins no later than the anniversary of the entity’s initial valuation date. The Plan Asset Regulations do not provide specific guidance regarding what rights will qualify as management rights, and the U.S. Department of Labor has consistently taken the position that such determination can only be made in light of the surrounding facts and circumstances of each particular case, substantially limiting the degree to which it can be determined with certainty whether particular rights will satisfy this requirement.
If the assets of the Fund were deemed to be “plan assets” under the Plan Asset Regulations, this would result, among other things, in (i) the application of the prudence and other fiduciary responsibility standards of ERISA to investments made by the Fund, and (ii) the possibility that certain transactions in which the Fund might seek to engage could constitute “prohibited transactions” under ERISA and the Code. If a prohibited transaction occurs for which no exemption is available, the Adviser and/or any other fiduciary that has engaged in the prohibited transaction could be required to (i) restore to the Benefit Plan Investor any profit realized on the transaction and (ii) reimburse the Benefit Plan Investor for any losses suffered by the Benefit Plan Investor as a result of the investment. In addition, each disqualified person (within the meaning of Section 4975 of the Code) involved could be subject to an excise tax equal to 15% of the amount involved in the prohibited transaction for each year the transaction continues and, unless the transaction is corrected within statutorily required periods, to an additional tax of 100%. Fiduciaries of Benefit Plan Investors who decide to invest in the Fund could, under certain circumstances, be liable for prohibited transactions or other violations as a result of their investment in the Fund or as co-fiduciaries for actions taken by or on behalf of the Fund or the Adviser. With respect to an IRA that invests in the Fund, the occurrence of a prohibited transaction involving the individual who established the IRA, or his or her beneficiaries, would cause the IRA to lose its tax-exempt status.

To the extent any class of our Common Shares is not “publicly-offered” or we do not otherwise satisfy another exception to the Plan Asset Regulations, we intend to operate the Fund such that the terms and conditions of our investments, and the rights obtained and exercised with respect to such investments, should enable us to qualify as a VCOC within the meaning of the Plan Asset Regulations, although no assurance can be given in this regard.

In order to avoid the possibility that our assets could be treated as “plan assets,” within the meaning of the Plan Asset Regulations, we may require any person proposing to acquire Common Shares to furnish such information as may be necessary to determine whether such person is a Benefit Plan Investor or a Controlling Person and we will have the power to (a) exclude any shareholder or potential shareholder from purchasing Common Shares; (b) prohibit any redemption of Common Shares; and (c) redeem some or all Common Shares held by any holder if our Board of Trustees determines that there is a substantial likelihood that such holder’s purchase, ownership or redemption of Common Shares would result in our assets to be characterized as plan assets, for purposes of the fiduciary responsibility or prohibited transaction provisions of ERISA or Section 4975 of the Code, and all Common Shares of the Fund shall be subject to such terms and conditions.

By acceptance of any class of Common Shares, each shareholder will be deemed to have represented and warranted that either (i) no portion of the assets used by such shareholder to acquire or hold our Common Shares constitutes assets of any Plan or (ii) the purchase and holding of our Common Shares by such shareholder will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code, or similar violation under any applicable Similar Laws.
The sale of our Common Shares to a Plan is in no respect a representation by us or any other person associated with this offering of our Common Shares that such an investment meets all relevant legal requirements with respect to investments by Plans generally or any particular Plan, or that such an investment is appropriate for Plans generally or any particular Plan.
Each Plan investor is advised to contact its own financial advisor or other fiduciary unrelated to Angelo Gordon, the Adviser or any of our respective affiliates about whether an investment in our Common Shares, or any decision to continue to hold, transfer, vote or provide any consent with respect to any such shares, may be appropriate for the Plan’s circumstances.

CUSTODIAN, TRANSFER AND DISTRIBUTION PAYING AGENT AND REGISTRAR
Our securities are held under a custody agreement by The Bank of New York Mellon. The address of the custodian is 240 Greenwich Street, New York, New York 10286. SS&C Technologies, Inc. will act as our transfer agent, distribution paying agent and registrar. The principal business address of our transfer agent is 1055 Broadway, 7th Floor, Kansas City, MO 64105.

BROKERAGE ALLOCATION AND OTHER PRACTICES
Since we will generally acquire and dispose of our investments in privately negotiated transactions, we will infrequently use brokers in the normal course of our business. Subject to policies established by our Board of Trustees, if any, our Adviser will be primarily responsible for the execution of any publicly-traded securities portfolio transactions and the allocation of brokerage commissions. Our Adviser does not expect to execute transactions through any particular broker or dealer, but will seek to obtain the best net results for us, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities. While our Adviser generally will seek reasonably competitive trade execution costs, we will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, our Adviser may select a broker based partly upon brokerage or research services provided to it and us and any other clients. In return for such services, we may pay a higher commission than other brokers would charge if our Adviser determines in good faith that such commission is reasonable in relation to the services provided.

EXPERTS
The financial statements as of December 31, 2022 and for the period then ended of AG Twin Brook Capital Income Fund, AGTB Private BDC and AG Twin Brook BDC, Inc. included in this prospectus have been so included in reliance upon the reports of PricewaterhouseCoopers LLP, an independent public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The Senior Securities table under the heading “Senior Securities” included in this prospectus has been so included in reliance upon the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

INTERMEDIARY MANAGER
Foreside Financial Services, LLC acts as the intermediary manager of the Fund’s Common Shares on a best efforts basis. The Intermediary Manager’s principal business address is Three Canal Plaza, Suite 100, Portland, ME 04101.
LEGAL MATTERS
Certain legal matters in connection with the Common Shares have been passed upon for the Fund by Richards, Layton & Finger. P.A., Wilmington, Delaware. Simpson Thacher & Bartlett LLP, Washington, DC, acts as counsel to the Fund.
AVAILABLE INFORMATION
We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to the Common Shares offered by this prospectus. The registration statement contains additional information about us and the Common Shares being offered by this prospectus.
We are required to file with or submit to the SEC annual, quarterly and current reports, proxy statements and other information meeting the informational requirements of the Exchange Act. The SEC maintains an internet site that contains reports, proxy and information statements and other information filed electronically by us with the SEC, which are available on the SEC’s website at http://www.sec.gov. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.
DATA PRIVACY NOTICE
What Information Do We Have About You?
AGTB Fund Manager, LLC (“we”) may have collected your personal information in connection with your investment in AG Twin Brook Capital Income Fund. Additionally, we may collect nonpublic personal information about you via our website, including any information captured through the use of our “cookies.”
With Whom Do We Share Your Personal Information?
We may share the information we collect with our affiliates and nonaffiliated third parties for our everyday business purposes, such as to process your transactions, maintain your investments in the Funds, and to respond to court orders and legal investigations. We also provide such information to our affiliates, attorneys, banks, auditors, securities brokers and service providers as may be necessary to facilitate the acceptance and management of your account or your investments in the Funds and to enable them to perform services on our behalf. We do not sell your personal information to third parties for their independent use.
Protecting the Confidentiality of Our Investor Information
Angelo Gordon takes our responsibility to protect the privacy and confidentiality of your personal information very seriously. As such, we maintain physical, electronic and procedural safeguards that comply with federal standards to guard your nonpublic personal information, although you should be aware that data protection cannot be guaranteed. We restrict access to nonpublic personal information about you to our employees and agents who need to know such information to provide products or services to you. Our control policies, for example, authorize access to investor information only by individuals who need such access to do their work.
Opt-Out Notice
We reserve the right to disclose nonpublic personal information about you to a nonaffiliated third party as discussed above. If you wish to limit the distribution of your personal information with our affiliates and nonaffiliated third parties, as described herein, you may do so by:
•    Calling 212-692-2011; or
•    Writing us at the following address:
c/o: AG Twin Brook Capital Income Fund
245 Park Avenue, 26th Floor, New York, NY 10167
Attn: Secretary
The ability to opt-out of disclosure of nonpublic personal information about you may not apply to arrangements necessary to effect or administer a transaction in shares of a Fund or maintain or service your account.

If you choose to write or call us, your request should include your name, address, telephone number and account number(s) to which the opt-out applies and the extent to which your personal information shall be withheld. If you are a joint account owner, we will apply those instructions to the entire account. If you have accounts or relationships with our affiliates, you may receive multiple privacy policies from them, and will need to separately notify those companies of your privacy choices for those accounts or relationships.
Please understand that if you limit our sharing or our affiliated companies’ use of personal information, you and any joint account holder(s) may not receive information about our affiliated companies’ products and services, including products or services that could help you manage your financial resources and achieve your investment objectives.
If your shares are held in “street name” at a bank or brokerage, we do not have access to your personal information, and you should refer to your bank’s or broker’s privacy policies for a statement of the treatment of your personal information.
If you have any questions regarding this policy, please feel free to contact AGClientRelations@angelogordon.com. Additionally, information regarding this policy can be found at www.AGTBCAP.com.

Index to Consolidated Financial Statements

AG Twin Brook Capital Income Fund

PAGE
Consolidated Financial Statements	F-3
Consolidated Statements of Assets and Liabilities as of June 30, 2023 (Unaudited) and December 31, 2022	F-3
Consolidated Statements of Operations for the Three and Six Months Ended June 30, 2023 and for the Three Months Ended June 30, 2022 and for the Period January 27, 2022 (Inception) through June 30, 2022 (Unaudited)
F-4
Consolidated Statements of Changes in Net Assets for the Three and Six Months Ended June 30, 2023 and for the Three Months Ended June 30, 2022 and for the Period January 27, 2022 (Inception) through June 30, 2022 (Unaudited)
F-5
Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2023 and for the Period January 27, 2022 (Inception) through June 30, 2022 (Unaudited)	F-6
Consolidated Schedules of Investments as of June 30, 2023 (Unaudited) and December 31, 2022	F-8
Notes to Consolidated Financial Statements (Unaudited)	F-21

AG Twin Brook BDC, Inc.

AGTB Private BDC

AG Twin Brook Capital Income Fund
Consolidated Statements of Assets and Liabilities
(Amounts in thousands, except share and per share amounts)

	June 30, 2023	December 31, 2022
	(Unaudited)
Assets
Investments at fair value:
Non-controlled/non-affiliated investments at fair value (amortized cost of $943,989 and $795,429, respectively)	$945,778	$797,019
Non-controlled/affiliated investments at fair value (amortized cost of $34,165 and $27,234, respectively)	38,564	27,468
Cash	15,350	22,659
Restricted cash	25,956	15,850
Deferred financing costs	7,175	7,892
Interest receivable	3,802	6,023
Deferred offering costs	1,086	459
Prepaid expenses	38	138
Total assets	$1,037,749	$877,508
Liabilities
Debt (Note 5)	$423,200	$323,200
Interest payable	6,206	4,782
Dividend payable	4,173	15,707
Income incentive fee payable	1,915	1,412
Management fees payable	1,770	1,397
Accrued expenses and other liabilities payable to affiliate	1,390	1,064
Deferred tax liability	924	—
Capital gains incentive fee payable	793	249
Deferred income	509	614
Due to affiliate	—	188
Total liabilities	440,880	348,613
Commitments and contingencies (Note 7)
Net assets
Class I common shares $0.001 par value, unlimited shares authorized; 23,183,428 and 20,943,030 shares issued and outstanding, respectively	$23	$21
Additional paid-in-capital	583,748	528,878
Total distributable earnings (loss)	13,098	(4)
Total net assets	596,869	528,895
Total liabilities and net assets	$1,037,749	$877,508
Net asset value per share	$25.75	$25.25

AG Twin Brook Capital Income Fund
Consolidated Statements of Operations
(Amounts in thousands, except share and per share amounts)
(Unaudited)

	Three Months Ended June 30, 2023	Three Months Ended June 30, 2022	Six Months Ended June 30, 2023	Period from January 27, 2022 (Inception) to June 30, 2022
Investment income
Investment income from non-controlled, non-affiliated investments:
Interest	$28,312	$297	$52,451	$297
Other	331	418	1,259	418
Total investment income from non-controlled, non-affiliated investments:	28,643	715	53,710	715
Total investment income	28,643	715	53,710	715
Expenses
Interest	$9,625	$104	$17,317	$104
Income incentive fees(1)	1,915	—	3,585	—
Management fees(1)	1,770	174	3,410	174
Offering costs	836	60	1,618	60
Other	357	38	643	38
Professional fees	721	16	1,273	16
Administrative fees(1)	321	255	1,072	255
Capital gains incentive fees(1)	209	—	543	—
Organizational costs	—	61	528	381
Accounting fees	114	72	272	72
Insurance fees	23	82	112	82
Trustees' fees	45	52	89	52
Total expenses	15,936	914	30,462	1,234
Net investment income (loss) before taxes	$12,707	$(199)	$23,248	$(519)
Deferred federal tax provision(2)	346	—	924	—
Net investment income (loss) after taxes	$12,361	$(199)	$22,324	$(519)
Net realized and unrealized gain (loss) on investment transactions
Net realized gain (loss) on investment transactions:
Non-controlled, non-affiliated investments	—	—	(18)	—
Net change in unrealized gain (loss) on investment transactions:
Non-controlled, non-affiliated investments	29	(6)	199	(6)
Non-controlled, affiliated investments	1,644	—	4,165	—
Total net realized and unrealized gain (loss) on investment transactions	1,673	(6)	4,346	$(6)
Net increase (decrease) in net assets resulting from operations	$14,034	$(205)	$26,670	$(525)
Net investment income (loss) per share - basic and diluted	$0.54	$(0.09)	$1.02	$(0.34)
Earnings (loss) per share - basic and diluted	$0.62	$(0.09)	$1.22	$(0.34)
Weighted average shares outstanding - basic and diluted	22,724,706	2,241,785	21,890,401	1,533,872
(1)Refer to Note 6 - Agreements and Related Party Transactions
(2)Related to the Company’s wholly-owned, consolidated subsidiary, Twin Brook Equity XXXIII Corp., which is treated as a corporation for United States federal income tax purposes

AG Twin Brook Capital Income Fund
Consolidated Statements of Changes in Net Assets
(Amounts in thousands, except share amounts)
(Unaudited)

	Three Months Ended June 30, 2023	Three Months Ended June 30, 2022	Six Months Ended June 30, 2023	Period from January 27, 2022 (Inception) to June 30, 2022
Increase (decrease) in net assets resulting from operations
Net investment income (loss)	$12,361	$(199)	$22,324	$(519)
Net realized gain (loss)	—	—	(18)	—
Net change in unrealized gain (loss)	1,673	(6)	4,364	(6)
Net increase (decrease) in net assets resulting from operations	14,034	(205)	26,670	(525)
Dividends
Dividends declared from earnings	(12,295)	—	(16,120)	—
Net increase (decrease) in net assets resulting from dividends	(12,295)	—	(16,120)	—
Capital share transactions
Proceeds from shares sold	49,325	174,998	57,140	175,000
Distributions reinvested	284	—	284	—
Net increase (decrease) in net assets resulting from capital share transactions	49,609	174,998	57,424	175,000
Total increase (decreases) in net assets	51,348	174,793	67,974	174,475
Net assets, at beginning of period	545,521	(318)	528,895	—
Net assets, at end of period	$596,869	$174,475	$596,869	$174,475

AG Twin Brook Capital Income Fund
Consolidated Statements of Cash Flows
(Amounts in thousands)
(Unaudited)

	Six Months Ended June 30, 2023	Period from January 27, 2022 (Inception) to June 30, 2022
Cash flows from operating activities
Net increase (decrease) in net assets resulting from operations	$26,670	$(525)
Adjustments to reconcile net increase (decrease) in net assets resulting from operations to net cash used in operating activities:
Net realized (gain) loss on investments	18	—
Net change in unrealized (appreciation) depreciation on investments	(4,364)	6
Net accretion on debt instruments	(2,186)	(25)
Net paydown gain on debt instruments	(359)	—
Interest received in-kind	(59)	—
Purchases and drawdowns of investments	(253,754)	(85,995)
Proceeds from sales and paydowns of investments	100,849	—
Amortization of deferred financing costs	867	45
Amortization of deferred offering costs	1,618	60
Change in operating assets and liabilities:
(Increase) decrease in interest receivable	2,221	(243)
(Increase) decrease in prepaid expenses	100	—
Increase (decrease) in interest payable	1,424	58
Increase (decrease) in accrued expenses and other liabilities payable to affiliate	326	466
Increase (decrease) in income incentive fees payable	503	—
Increase (decrease) in management fees payable	373	174
Increase (decrease) in deferred tax liability	924	—
Increase (decrease) in capital gains incentive fees payable	544	—
Increase (decrease) in deferred income	(105)	107
Increase (decrease) in due to affiliate	(188)	360
Increase (decrease) in organizational costs payable to affiliate	—	378
Net cash used in operating activities	(124,578)	(85,134)
Cash flows from financing activities
Dividends paid	(27,370)	—
Proceeds from issuance of common shares	57,140	173,512
Borrowings on debt	230,400	1,000
Payments on debt	(130,400)	—
Payments for deferred financing costs	(150)	(3,522)
Payments for deferred offering costs	(2,245)	(360)
Net cash provided by financing activities	127,375	170,630
Net change in cash	2,797	85,496
Cash
Cash, beginning of period	38,509	—
Cash, end of period	$41,306	$85,496
Supplemental and non-cash information

Contributions receivable	$—	$1,488
Distributions reinvested	$284	$—
Cash paid during the period for interest	$15,026	$1
Dividends payable	$4,173	$—
The following table provides a reconciliation of cash and restricted cash reported within the consolidated statements of assets and liabilities:
Cash	$15,350	$85,496
Restricted cash	25,956	—
Total cash and restricted cash	$41,306	$85,496

AG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of June 30, 2023
(Amounts in thousands)
(Unaudited)

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Investments
Non-controlled/non-affiliated senior secured debt
Air freight and logistics
Load One Purchaser Corporation (6)	First lien senior secured delayed draw term loan	S +	5.75%	11.25%	6/21/2028	$6,080	$(94)	$(92)	(0.02)%
Load One Purchaser Corporation	First lien senior secured revolving loan	S +	5.75%	11.25%	6/21/2028	3,482	291	296	0.05%
Load One Purchaser Corporation	First lien senior secured term loan	S +	5.75%	11.25%	6/21/2028	13,410	13,175	13,200	2.21%
Zipline Logistics, LLC (6)	First lien senior secured delayed draw term loan	S +	5.75%	10.97%	9/19/2027	4,527	(76)	(70)	(0.01)%
Zipline Logistics, LLC (6)	First lien senior secured revolving loan	S +	5.75%	10.97%	9/19/2027	1,687	(28)	(26)	0.00%
Zipline Logistics, LLC	First lien senior secured term loan	S +	5.75%	10.97%	9/19/2027	6,889	6,768	6,779	1.14%
							20,036	20,087	3.37%
Auto components
Raneys, LLC	First lien senior secured delayed draw term loan	S +	6.00%	11.45%	6/7/2027	$4,855	$1,255	$1,270	0.21%
Raneys, LLC (6)	First lien senior secured revolving loan	S +	6.00%	11.50%	6/7/2027	1,522	(29)	(27)	0.00%
Raneys, LLC	First lien senior secured term loan	S +	6.00%	11.50%	6/7/2027	8,894	8,715	8,735	1.46%
A.P.A. Industries, LLC (6)	First lien senior secured revolving loan	S +	6.25%	11.75%	1/10/2028	1,523	(35)	(33)	(0.01)%
A.P.A. Industries, LLC	First lien senior secured term loan	S +	6.25%	11.75%	1/10/2028	10,065	9,836	9,849	1.65%
							19,742	19,794	3.31%
Chemicals
Custom Agronomics Holdings, LLC (6)	First lien senior secured revolving loan	S +	6.50%	12.00%	8/30/2027	$2,312	$(39)	$(35)	(0.01)%
Custom Agronomics Holdings, LLC	First lien senior secured term loan	S +	6.50%	12.00%	8/30/2027	3,910	3,843	3,849	0.64%
							3,804	3,814	0.63%
Commercial services and supplies
Industrial Air Flow Dynamics, Inc. (6)	First lien senior secured revolving loan	S +	6.25%	11.45%	8/5/2028	$2,537	$(43)	$(39)	(0.01)%
Industrial Air Flow Dynamics, Inc.	First lien senior secured term loan	S +	6.25%	11.45%	8/5/2028	17,668	17,353	17,390	2.91%
QLS Buyer, Inc (6)	First lien senior secured revolving loan	S +	6.00%	11.23%	5/2/2028	1,591	(38)	(38)	(0.01)%
QLS Buyer, Inc	First lien senior secured term loan	S +	6.00%	11.23%	5/2/2028	12,434	12,132	12,132	2.03%
							29,404	29,445	4.92%
Construction and engineering
Rose Paving, LLC	First lien senior secured revolving loan	S +	5.50%	10.94%	11/7/2028	$4,961	$2,285	$2,295	0.38%
Rose Paving, LLC	First lien senior secured term loan	S +	5.50%	10.70%	11/7/2028	16,768	16,391	16,415	2.75%
Ironhorse Purchaser, LLC	First lien senior secured delayed draw term loan	S +	6.50%	12.00%	9/30/2027	9,366	9,252	9,262	1.55%
Ironhorse Purchaser, LLC (7)	First lien senior secured revolving loan	S +	6.50%	11.84%	9/30/2027	5,813	3,590	3,617	0.61%
Ironhorse Purchaser, LLC	First lien senior secured term loan	S +	6.50%	12.00%	9/30/2027	30,452	30,043	30,099	5.04%
							61,561	61,688	10.33%

AG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of June 30, 2023
(Amounts in thousands)
(Unaudited)

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Containers and packaging
Bulk Lift International, LLC (6)	First lien senior secured revolving loan	S +	6.75%	12.25%	11/15/2027	$1,748	$(43)	$(41)	(0.01)%
Bulk Lift International, LLC	First lien senior secured term loan	S +	6.75%	12.25%	11/15/2027	5,787	5,645	5,653	0.95%
K-1 Packaging Group, LLC. (6)	First lien senior secured revolving loan	S +	6.00%	11.22%	10/6/2027	6,748	(144)	(136)	(0.02)%
K-1 Packaging Group, LLC.	First lien senior secured term loan	S +	6.00%	11.22%	10/6/2027	32,949	32,208	32,278	5.42%
Sixarp, LLC (6)	First lien senior secured delayed draw term loan	S +	5.25%	10.75%	8/5/2027	3,180	(51)	(48)	(0.01)%
Sixarp, LLC (6)	First lien senior secured revolving loan	S +	5.25%	10.75%	8/5/2027	3,732	(61)	(56)	(0.01)%
Sixarp, LLC	First lien senior secured term loan	S +	5.25%	10.75%	8/5/2027	19,726	19,386	19,422	3.25%
							56,940	57,072	9.57%
Diversified consumer services
ACES Intermediate, LLC (6)	First lien senior secured revolving loan	S +	5.50%	10.72%	7/27/2027	$6,964	$(113)	$(104)	(0.02)%
ACES Intermediate, LLC	First lien senior secured term loan	S +	5.50%	10.72%	7/27/2027	31,219	30,693	30,747	5.16%
Yard-Nique, Inc	First lien senior secured delayed draw term loan	S +	6.00%	11.39%	4/30/2026	6,086	399	402	0.07%
Yard-Nique, Inc (6)	First lien senior secured revolving loan	S +	6.00%	11.39%	4/30/2026	870	(10)	(9)	0.00%
Yard-Nique, Inc	First lien senior secured term loan	S +	6.00%	11.39%	4/30/2026	6,705	6,631	6,640	1.11%
Esquire Deposition Solutions, LLC	First lien senior secured delayed draw term loan	S +	6.50%	11.90%	12/30/2027	3,842	2,331	2,332	0.39%
Esquire Deposition Solutions, LLC	First lien senior secured revolving loan	S +	6.50%	11.89%	12/30/2027	2,162	590	592	0.10%
Esquire Deposition Solutions, LLC	First lien senior secured term loan	S +	6.50%	11.89%	12/30/2027	13,391	13,026	13,041	2.18%
CL Services Acquisition, LLC	First lien senior secured delayed draw term loan	S +	6.25%	11.65%	4/25/2028	7,090	3,658	3,658	0.61%
CL Services Acquisition, LLC (6)	First lien senior secured revolving loan	S +	6.25%	11.47%	4/25/2028	1,591	(38)	(38)	(0.01)%
CL Services Acquisition, LLC	First lien senior secured term loan	S +	6.25%	11.47%	4/25/2028	9,891	9,651	9,648	1.62%
							66,818	66,909	11.21%
Electrical equipment
WCI Volt Purchaser, LLC (6)	First lien senior secured revolving loan	S +	5.75%	11.25%	9/15/2028	$2,249	$(39)	$(36)	(0.01)%
WCI Volt Purchaser, LLC	First lien senior secured term loan	S +	5.75%	11.25%	9/15/2028	9,834	9,656	9,674	1.62%
							9,617	9,638	1.61%
Electronic equipment, instruments and components
ITSavvy LLC	First lien senior secured delayed draw term loan	S +	5.25%	10.57%	8/8/2028	$2,428	$2,183	$2,184	0.37%
ITSavvy LLC (6)	First lien senior secured revolving loan	S +	5.50%	11.05%	8/8/2028	1,741	(15)	(12)	0.00%
ITSavvy LLC	First lien senior secured term loan	S +	5.50%	11.05%	8/8/2028	11,188	11,092	11,114	1.86%
							13,260	13,286	2.23%
Food and staples retailing

AG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of June 30, 2023
(Amounts in thousands)
(Unaudited)

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Universal Pure, LLC	First lien senior secured delayed draw term loan	S +	6.00%	11.34%	10/31/2028	$355	$36	$36	0.01%
Universal Pure, LLC (8)	First lien senior secured revolving loan	S +	6.00%	11.36%	10/31/2028	6,992	1,752	1,760	0.29%
Universal Pure, LLC	First lien senior secured term loan	S +	6.00%	11.39%	10/31/2028	17,009	16,584	16,602	2.78%
							18,372	18,398	3.08%
Food products
Sun Orchard, LLC (6)	First lien senior secured revolving loan	S +	5.25%	10.75%	7/8/2027	$5,223	$(84)	$(77)	(0.01)%
Sun Orchard, LLC	First lien senior secured term loan	S +	5.25%	10.75%	7/8/2027	9,408	9,252	9,268	1.55%
BPCP WLF Intermedco LLC (6)	First lien senior secured delayed draw term loan	S +	6.00%	11.39%	8/19/2027	5,846	(97)	(89)	(0.01)%
BPCP WLF Intermedco LLC	First lien senior secured revolving loan	S +	6.00%	11.39%	8/19/2027	3,383	1,297	1,302	0.22%
BPCP WLF Intermedco LLC	First lien senior secured term loan	S +	6.00%	11.39%	8/19/2027	23,209	22,815	22,852	3.83%
Treat Planet Acquisition, LLC (6)	First lien senior secured revolving loan	S +	6.50%	12.00%	1/11/2028	1,965	(53)	(52)	(0.01)%
Treat Planet Acquisition, LLC	First lien senior secured term loan	S +	6.50%	12.00%	1/11/2028	7,264	7,065	7,073	1.19%
							40,195	40,277	6.76%
Health care equipment and supplies
Medical Technology Associates, Inc. (6)	First lien senior secured revolving loan	S +	6.25%	11.75%	7/25/2028	$1,929	$(41)	$(37)	(0.01)%
Medical Technology Associates, Inc.	First lien senior secured term loan	S +	6.25%	11.75%	7/25/2028	14,286	13,970	14,010	2.35%
Nasco Healthcare Inc. (9)	First lien senior secured revolving loan	S +	5.75%	11.13%	6/30/2025	3,322	800	803	0.13%
Nasco Healthcare Inc.	First lien senior secured term loan	S +	5.75%	11.14%	6/30/2025	17,722	17,561	17,581	2.95%
Surplus Solutions, LLC (6)	First lien senior secured revolving loan	S +	6.00%	11.50%	11/30/2027	1,771	(39)	(37)	(0.01)%
Surplus Solutions, LLC	First lien senior secured term loan	S +	6.00%	11.50%	11/30/2027	10,093	9,871	9,882	1.66%
							42,122	42,202	7.07%
Health care providers and services
Benefit Plan Administrators of Eau Claire, LLC	First lien senior secured delayed draw term loan	S +	5.50%	11.00%	6/7/2026	$7,318	$1,645	$1,648	0.28%
Benefit Plan Administrators of Eau Claire, LLC (6)	First lien senior secured revolving loan	S +	5.50%	10.79%	6/7/2026	1,672	(20)	(18)	0.00%
Benefit Plan Administrators of Eau Claire, LLC	First lien senior secured term loan	S +	5.50%	10.79%	6/7/2026	12,897	12,730	12,748	2.14%
Change Academy at Lake of the Ozarks, LLC	First lien senior secured revolving loan	S +	5.50%	11.00%	8/2/2027	5,786	1,255	1,263	0.21%
Change Academy at Lake of the Ozarks, LLC	First lien senior secured term loan	S +	5.50%	10.89%	8/2/2027	29,547	29,051	29,098	4.88%
Endodontic Practice Partners, LLC	First lien senior secured delayed draw term loan	S +	6.00%	11.66%	11/2/2027	16,642	12,780	12,801	2.14%
Endodontic Practice Partners, LLC	First lien senior secured revolving loan	S +	6.00%	11.22%	11/2/2027	1,918	156	161	0.03%
Endodontic Practice Partners, LLC	First lien senior secured term loan	S +	6.00%	11.46%	11/2/2027	14,846	14,568	14,610	2.45%
IPC Pain Acquisition, LLC	First lien senior secured delayed draw term loan	S +	6.00%	11.22%	5/19/2027	10,830	9,680	9,683	1.62%
IPC Pain Acquisition, LLC (6)	First lien senior secured revolving loan	S +	6.00%	11.22%	5/19/2027	1,115	(13)	(11)	0.00%
IPC Pain Acquisition, LLC	First lien senior secured term loan	S +	6.00%	11.22%	5/19/2027	2,771	2,737	2,742	0.46%

AG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of June 30, 2023
(Amounts in thousands)
(Unaudited)

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
NH Kronos Buyer, Inc. (6)	First lien senior secured revolving loan	S +	6.25%	11.64%	11/1/2028	12,443	(332)	(292)	(0.05)%
NH Kronos Buyer, Inc.	First lien senior secured term loan	S +	6.25%	11.64%	11/1/2028	51,746	50,345	50,497	8.46%
Propio LS, LLC	First lien senior secured revolving loan	S +	5.50%	11.02%	8/2/2027	3,619	520	525	0.09%
Propio LS, LLC	First lien senior secured term loan	S +	5.50%	10.96%	8/2/2027	19,741	19,405	19,442	3.26%
Purpose Home Health Acquisition, LLC (6)	First lien senior secured delayed draw term loan	S +	6.25%	11.71%	11/3/2027	6,682	(131)	(122)	(0.02)%
Purpose Home Health Acquisition, LLC (6)	First lien senior secured revolving loan	S +	6.25%	11.71%	11/3/2027	1,918	(37)	(35)	(0.01)%
Purpose Home Health Acquisition, LLC	First lien senior secured term loan	S +	6.25%	11.71%	11/3/2027	7,921	7,765	7,777	1.30%
ADVI Health, LLC (6)	First lien senior secured revolving loan	S +	7.00%	12.50%	11/29/2027	1,062	(23)	(22)	0.00%
ADVI Health, LLC	First lien senior secured term loan	S +	7.00%	12.50%	11/29/2027	6,211	6,070	6,081	1.02%
Spear Education Holdings, LLC (6)	First lien senior secured revolving loan	S +	7.50%	12.89%	12/15/2027	4,463	(109)	(105)	(0.02)%
Spear Education Holdings, LLC	First lien senior secured term loan	S +	7.50%	12.89%	12/15/2027	12,509	12,196	12,210	2.05%
US Foot and Ankle Specialists, LLC	First lien senior secured delayed draw term loan	S +	5.75%	10.97%	9/15/2026	16,558	9,710	9,714	1.63%
US Foot and Ankle Specialists, LLC	First lien senior secured revolving loan	S +	5.75%	10.97%	9/15/2026	2,699	637	640	0.11%
US Foot and Ankle Specialists, LLC	First lien senior secured term loan	S +	5.75%	10.97%	9/15/2026	20,915	20,619	20,644	3.46%
MWEC Management, LLC (6)	First lien senior secured delayed draw term loan	S +	6.00%	11.39%	2/14/2025	1,429	(32)	(33)	(0.01)%
MWEC Management, LLC	First lien senior secured revolving loan	S +	6.00%	11.39%	2/14/2028	1,924	111	114	0.02%
MWEC Management, LLC	First lien senior secured term loan	S +	6.00%	11.39%	2/14/2028	11,684	11,377	11,399	1.91%
Beghou Consulting, LLC (6)	First lien senior secured revolving loan	S +	6.00%	11.50%	5/1/2028	2,654	(71)	(71)	(0.01)%
Beghou Consulting, LLC	First lien senior secured term loan	S +	6.00%	11.50%	5/1/2028	14,897	14,499	14,499	2.43%
BPCP EE Intermedco LLC	First lien senior secured delayed draw term loan	S +	6.25%	11.64%	4/3/2028	3,213	1,986	1,990	0.33%
BPCP EE Intermedco LLC (6)	First lien senior secured revolving loan	S +	6.25%	11.64%	4/3/2028	2,244	(59)	(56)	(0.01)%
BPCP EE Intermedco LLC	First lien senior secured term loan	S +	6.25%	11.64%	4/3/2028	6,526	6,355	6,363	1.07%
Flourish Research Acquisition, LLC (6)	First lien senior secured delayed draw term loan	S +	6.50%	11.81%	4/28/2025	2,162	(51)	(51)	(0.01)%
Flourish Research Acquisition, LLC (6)	First lien senior secured revolving loan	S +	6.50%	11.81%	4/28/2026	829	(20)	(20)	—%
Flourish Research Acquisition, LLC	First lien senior secured term loan	S +	6.50%	11.81%	4/28/2026	19,027	18,569	18,569	3.11%
H2 Holdco, Inc. (6)	First lien senior secured delayed draw term loan	S + 5.25% + 2.25% PIK		11.01%	5/5/2028	7,061	(205)	(205)	(0.03)%
H2 Holdco, Inc. (6)(10)	First lien senior secured revolving loan	S + 5.25% + 2.25% PIK		11.01%	5/5/2028	2,488	(72)	(72)	(0.01)%
H2 Holdco, Inc.	First lien senior secured term loan	S + 5.25% + 2.25% PIK		11.01%	5/5/2028	17,292	16,785	16,787	2.81%
							280,376	280,892	47.09%
Health care technology

AG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of June 30, 2023
(Amounts in thousands)
(Unaudited)

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
AHR Intermediate, Inc	First lien senior secured delayed draw term loan	S +	5.25%	10.60%	7/29/2027	$5,202	$3,795	$3,782	0.63%
AHR Intermediate, Inc	First lien senior secured revolving loan	S +	5.25%	10.75%	7/29/2027	7,708	645	705	0.12%
AHR Intermediate, Inc	First lien senior secured term loan	S +	5.25%	10.75%	7/29/2027	24,169	23,939	23,964	4.01%
							28,379	28,451	4.76%
Household durables
CPS Power Buyer, LLC	First lien senior secured delayed draw term loan	S +	6.50%	11.72%	9/26/2027	$3,018	$2,605	$2,609	0.44%
CPS Power Buyer, LLC (6)	First lien senior secured revolving loan	S +	6.50%	12.00%	9/26/2027	1,687	(29)	(26)	0.00%
CPS Power Buyer, LLC	First lien senior secured term loan	S +	6.50%	12.00%	9/26/2027	5,092	5,001	5,010	0.84%
Kwalu, LLC (6)	First lien senior secured revolving loan	S +	5.75%	11.25%	9/23/2027	5,061	(86)	(79)	(0.01)%
Kwalu, LLC	First lien senior secured term loan	S +	5.75%	11.25%	9/23/2027	24,712	24,277	24,315	4.07%
MacKenzie Childs Acquisition, Inc.	First lien senior secured revolving loan	S +	6.00%	11.11%	9/2/2027	3,374	2,882	2,887	0.48%
MacKenzie Childs Acquisition, Inc.	First lien senior secured term loan	S +	6.00%	11.11%	9/2/2027	17,972	17,738	17,766	2.98%
Renovation Systems, LLC	First lien senior secured delayed draw term loan	S +	6.00%	11.53%	1/23/2028	5,826	4,069	4,070	0.68%
Renovation Systems, LLC	First lien senior secured revolving loan	S +	6.00%	11.50%	1/23/2028	1,965	437	439	0.07%
Renovation Systems, LLC	First lien senior secured term loan	S +	6.00%	11.50%	1/23/2028	12,349	12,013	12,025	2.01%
							68,907	69,016	11.56%
Industrial Conglomerates
Hultec Buyer, LLC	First lien senior secured revolving loan	S +	6.25%	11.45%	3/31/2029	$3,825	$273	$277	0.05%
Hultec Buyer, LLC	First lien senior secured term loan	S +	6.25%	11.65%	3/31/2029	14,230	13,814	13,839	2.32%
							14,087	14,116	2.37%
IT services
Icreon Holdings, LLC (6)	First lien senior secured revolving loan	S +	6.50%	12.00%	10/26/2027	1,049	$(23)	$(21)	—%
Icreon Holdings, LLC	First lien senior secured term loan	S +	6.50%	12.00%	10/26/2027	8,223	8,040	8,056	1.35%
							8,017	8,035	1.35%
Machinery
Double E Company, LLC (6)	First lien senior secured delayed draw term loan	S +	6.00%	11.39%	6/21/2028	$1,969	$(15)	$(13)	0.00%
Double E Company, LLC	First lien senior secured revolving loan	S +	6.00%	11.32%	6/21/2028	3,044	1,294	1,299	0.22%
Double E Company, LLC	First lien senior secured term loan	S +	6.00%	11.39%	6/21/2028	17,367	17,217	17,260	2.89%
							18,496	18,546	3.11%
Media
Optimized Marketing Acquisition, LLC	First lien senior secured revolving loan	S +	5.75%	11.05%	8/19/2027	$3,383	$1,128	$1,133	0.19%
Optimized Marketing Acquisition, LLC	First lien senior secured term loan	S +	5.75%	10.97%	8/19/2027	26,037	25,590	25,636	4.30%
RKD Group, LLC (6)	First lien senior secured revolving loan	S +	6.00%	11.39%	8/17/2028	4,905	(63)	(55)	(0.01)%
RKD Group, LLC	First lien senior secured term loan	S +	6.00%	11.39%	8/17/2028	33,507	33,072	33,138	5.55%
WTWH Buyer, LLC (6)	First lien senior secured revolving loan	S +	6.50%	12.00%	12/16/2027	1,638	(37)	(35)	(0.01)%
WTWH Buyer, LLC	First lien senior secured term loan	S +	6.50%	12.00%	12/16/2027	10,145	9,912	9,927	1.66%

AG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of June 30, 2023
(Amounts in thousands)
(Unaudited)

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
							69,602	69,744	11.68%
Professional services
Helpware, Inc.	First lien senior secured revolving loan	S +	5.75%	11.23%	9/8/2026	$5,061	$1,800	$1,807	0.30%
Helpware, Inc.	First lien senior secured term loan	S +	5.75%	11.25%	9/8/2026	14,043	13,874	13,894	2.33%
							15,674	15,701	2.63%
Software
Shasta Buyer, LLC	First lien senior secured revolving loan	S +	6.25%	11.75%	8/9/2028	$2,199	$250	$253	0.04%
Shasta Buyer, LLC	First lien senior secured term loan	S +	6.25%	11.75%	8/9/2028	11,604	11,399	11,422	1.91%
							11,649	11,675	1.95%
Specialty retail
Soccer Post Acquisition, LLC	First lien senior secured delayed draw term loan	S +	5.50%	11.00%	6/30/2027	$1,513	$1,416	$1,418	0.24%
Soccer Post Acquisition, LLC	First lien senior secured revolving loan	S +	5.50%	11.00%	6/30/2027	1,741	185	187	0.03%
Soccer Post Acquisition, LLC	First lien senior secured term loan	S +	5.50%	11.00%	6/30/2027	7,552	7,443	7,455	1.25%
							9,044	9,060	1.52%
Trading companies and distributors
Ascent Lifting, Inc.	First lien senior secured revolving loan	S +	6.00%	11.20%	9/9/2027	$2,500	$605	$608	0.10%
Ascent Lifting, Inc.	First lien senior secured term loan	S +	6.00%	11.20%	9/9/2027	17,280	16,840	16,862	2.83%
NEFCO Holding Company, LLC	First lien senior secured delayed draw term loan	S +	6.50%	12.06%	8/5/2028	2,186	2,155	2,154	0.36%
NEFCO Holding Company, LLC	First lien senior secured delayed draw term loan	S +	6.50%	12.09%	8/5/2024	2,192	25	28	0.00%
NEFCO Holding Company, LLC	First lien senior secured delayed draw term loan	S +	6.50%	11.78%	8/5/2028	2,611	2,593	2,570	0.43%
NEFCO Holding Company, LLC	First lien senior secured revolving loan	P +	5.50%	13.75%	8/5/2028	3,045	1,572	1,576	0.26%
NEFCO Holding Company, LLC	First lien senior secured term loan	S +	6.50%	11.78%	8/5/2028	14,360	14,097	14,134	2.37%
							37,887	37,932	6.35%
Total non-controlled/non-affiliated senior secured debt							$943,989	$945,778	158.46%

Non-controlled/affiliated investments
Multisector holdings
Twin Brook Equity Holdings, LLC (11) (12) (13)	Equity 7.03% membership interest						$34,165	$38,564	6.46%
Total non-controlled/affiliated investments							$34,165	$38,564	6.46%
Total investments							$978,154	$984,342	164.92%
(1)Unless otherwise indicated, all investments are considered Level 3 investments. Under section 55(a) of the Investment Company Act of 1940, as amended (the “1940 Act”), we may not acquire any non-qualifying asset unless, at the time such acquisition is made, qualifying assets represent at least 70% of our total assets. The status of these assets under the 1940 Act is subject to change. The Company monitors the status of these assets on an ongoing basis. As of June 30, 2023, there were no non-qualifying assets.

AG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of June 30, 2023
(Amounts in thousands)
(Unaudited)
(2)Unless otherwise indicated, all investments represent co-investments made with the Company’s affiliates in accordance with the terms of the exemptive relief that the Company received from the U.S. Securities and Exchange Commission. Refer to Note 6 for further information.
(3)Principal/par amount is denominated in U.S. Dollars (“$”) unless otherwise noted.
(4)The amortized cost represents the original cost adjusted for the amortization of discounts and premiums, as applicable, on debt investments using the effective interest method.
(5)Unless otherwise indicated, the interest rate on the principal balance outstanding for all floating rate loans is indexed to the Term Secured Overnight Financing Rate (“Term SOFR” or “S”) and/or an alternate base rate (e.g. prime rate (“P”)), which typically resets semiannually, quarterly, or monthly at the borrower’s option. The applicable base rate may be subject to a floor. The borrower may also elect to have multiple interest reset periods for each loan. For each of these loans, the applicable margin has been provided over Term SOFR based on each respective credit agreement. As of June 30, 2023, the reference rates for the floating rate loans were the Term SOFR of 5.09% and the Prime Rate of 8.25%.
(6)Represents revolvers and delayed draw term loans where the entire balance is unfunded as of June 30, 2023. The negative fair value is a result of the commitment being valued below par. Refer to Note 7 for further information.
(7)Principal balance includes reserve for letter of credit of $82,358 on which the borrower pays 6.50%.
(8)Principal balance includes reserve for letter of credit of $160,279 on which the borrower pays 6.00%.
(9)Principal balance includes reserve for letter of credit of $265,760 on which the borrower pays 5.75%.
(10)Principal balance includes reserve for letter of credit of $213,947 on which the borrower pays 5.25%.
(11)As a practical expedient, the Company uses net asset value (“NAV”) to determine the fair value of this investment. Consistent with FASB guidance under ASC 820, these investments are excluded from the hierarchical levels. This represents an investment in an affiliated fund.
(12)Securities exempt from registration under the Securities Act of 1933 (the “Securities Act”), and may be deemed to be “restricted securities” under the Securities Act. As of June 30, 2023, the aggregate fair value of these securities is $38,564 or 6.46% of the Company's net assets. The “restricted security”, Twin Brook Equity Holdings, LLC was purchased on May 19, 2022.
(13)Non-income producing investment.

AG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of December 31, 2022
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Investments
Non-controlled/non-affiliated senior secured debt
Air freight and logistics
Load One Purchaser Corporation (6)	First lien senior secured delayed draw term loan	S +	6.00%	10.84%	6/21/2028	$6,080	$(103)	$(101)	(0.02)%
Load One Purchaser Corporation	First lien senior secured revolving loan	S +	6.00%	10.84%	6/21/2028	3,482	285	291	0.06%
Load One Purchaser Corporation	First lien senior secured term loan	S +	6.00%	10.84%	6/21/2028	13,477	13,225	13,252	2.51%
Zipline Logistics, LLC (6)	First lien senior secured delayed draw term loan	S +	5.75%	10.59%	9/19/2027	4,527	(85)	(79)	(0.01)%
Zipline Logistics, LLC (6)	First lien senior secured revolving loan	S +	5.75%	10.59%	9/19/2027	1,687	(32)	(29)	(0.01)%
Zipline Logistics, LLC	First lien senior secured term loan	S +	5.75%	10.59%	9/19/2027	6,924	6,792	6,804	1.29%
							20,082	20,138	3.82%
Auto components
Raneys, LLC (6)	First lien senior secured revolving loan	S +	5.75%	10.59%	6/7/2027	$1,522	$(27)	$(25)	0.00%
Raneys, LLC	First lien senior secured term loan	S +	5.75%	10.59%	6/7/2027	7,364	7,231	7,243	1.37%
							7,204	7,218	1.37%
Chemicals
Custom Agronomics Holdings, LLC (6)	First lien senior secured revolving loan	S +	6.50%	11.34%	8/26/2027	$2,312	$(43)	$(40)	(0.01)%
Custom Agronomics Holdings, LLC	First lien senior secured term loan	S +	6.50%	11.34%	8/26/2027	3,930	3,853	3,863	0.73%
							3,810	3,823	0.72%
Commercial services and supplies
Industrial Air Flow Dynamics, Inc.	First lien senior secured revolving loan	P +	5.25%	12.75%	8/5/2028	$2,537	$376	$380	0.07%
Industrial Air Flow Dynamics, Inc.	First lien senior secured term loan	S +	5.25%	10.67%	8/5/2028	17,757	17,412	17,452	3.30%
							17,788	17,832	3.37%
Construction and engineering
Ironhorse Purchaser, LLC (6)	First lien senior secured delayed draw term loan	S +	6.50%	11.34%	9/30/2027	$9,413	$(82)	$(70)	(0.01)%
Ironhorse Purchaser, LLC	First lien senior secured revolving loan	S +	6.50%	11.33%	9/30/2027	4,210	1,960	1,968	0.37%
Ironhorse Purchaser, LLC	First lien senior secured term loan	S +	6.50%	11.34%	9/30/2027	30,605	30,312	30,376	5.74%
Rose Paving, LLC	First lien senior secured revolving loan	S +	5.75%	10.57%	11/7/2028	4,560	2,442	2,442	0.46%
Rose Paving, LLC	First lien senior secured term loan	S +	5.75%	10.55%	11/7/2028	16,853	16,439	16,439	3.11%
							51,071	51,155	9.67%
Containers and packaging
Bulk Lift International, LLC (6)	First lien senior secured revolving loan	S +	6.75%	11.28%	11/15/2027	$1,748	$(43)	$(43)	(0.01)%
Bulk Lift International, LLC	First lien senior secured term loan	S +	6.75%	11.28%	11/15/2027	5,816	5,673	5,673	1.07%
K-1 Packaging Group, LLC (6)	First lien senior secured revolving loan	S +	6.00%	10.84%	10/6/2027	6,748	(161)	(152)	(0.03)%
K-1 Packaging Group, LLC	First lien senior secured term loan	S +	6.00%	10.84%	10/6/2027	33,115	32,317	32,370	6.12%
Sixarp, LLC (6)	First lien senior secured delayed draw term loan	S +	5.50%	10.34%	8/5/2027	3,180	(57)	(54)	(0.01)%

AG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of December 31, 2022
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Sixarp, LLC (6)	First lien senior secured revolving loan	S +	5.50%	10.34%	8/5/2027	3,732	(69)	(63)	(0.01)%
Sixarp, LLC	First lien senior secured term loan	S +	5.50%	10.34%	8/5/2027	19,825	19,443	19,482	3.68%
							57,103	57,213	10.81%
Diversified consumer services
ACES Intermediate, LLC (6)	First lien senior secured revolving loan	S +	5.75%	10.63%	7/27/2027	$6,964	$(127)	$(117)	(0.02)%
ACES Intermediate, LLC	First lien senior secured term loan	S +	5.75%	10.63%	7/27/2027	31,376	30,789	30,859	5.83%
Esquire Deposition Solutions, LLC (6)	First lien senior secured delayed draw term loan	S +	6.50%	10.92%	12/30/2027	3,845	(115)	(115)	(0.02)%
Esquire Deposition Solutions, LLC (6)	First lien senior secured revolving loan	S +	6.50%	10.92%	12/30/2027	2,162	(65)	(65)	(0.01)%
Esquire Deposition Solutions, LLC	First lien senior secured term loan	S +	6.50%	10.92%	12/30/2027	13,458	13,054	13,054	2.47%
Yard-Nique, Inc (6)	First lien senior secured delayed draw term loan	S +	6.00%	9.71%	4/30/2026	6,086	(72)	(68)	(0.01)%
Yard-Nique, Inc	First lien senior secured revolving loan	S +	5.00%	8.71%	4/30/2026	870	250	251	0.05%
Yard-Nique, Inc	First lien senior secured term loan	S +	6.00%	9.71%	4/30/2026	6,739	6,651	6,661	1.26%
							50,365	50,460	9.55%
Electrical equipment
WCI Volt Purchaser, LLC (6)	First lien senior secured revolving loan	S +	5.75%	10.59%	9/15/2028	$2,249	$(43)	$(39)	(0.01)%
WCI Volt Purchaser, LLC	First lien senior secured term loan	S +	5.75%	10.59%	9/15/2028	10,035	9,841	9,859	1.86%
							9,798	9,820	1.85%
Electronic equipment, instruments and components
ITSavvy LLC (6)	First lien senior secured delayed draw term loan	S +	5.25%	8.76%	8/8/2028	$3,043	$(25)	$(22)	0.00%
ITSavvy LLC (6)	First lien senior secured revolving loan	S +	5.25%	9.68%	8/8/2028	1,741	(16)	(13)	0.00%
ITSavvy LLC	First lien senior secured term loan	S +	5.25%	8.76%	8/8/2028	11,244	11,138	11,162	2.11%
							11,097	11,127	2.11%
Food and staples retailing
Universal Pure, LLC (6)	First lien senior secured delayed draw term loan	S +	6.00%	10.24%	10/31/2028	$5,236	$(140)	$(140)	(0.03)%
Universal Pure, LLC (6)(8)	First lien senior secured revolving loan	S +	6.00%	10.24%	10/31/2028	6,992	(187)	(187)	(0.04)%
Universal Pure, LLC	First lien senior secured term loan	S +	6.00%	10.24%	10/31/2028	29,898	29,088	29,088	5.50%
							28,761	28,761	5.43%
Food products
BPCP WLF Intermedco LLC (6)	First lien senior secured delayed draw term loan	S +	6.00%	10.73%	8/19/2027	$5,846	$(108)	$(100)	(0.02)%
BPCP WLF Intermedco LLC	First lien senior secured revolving loan	S +	6.00%	10.75%	8/19/2027	3,383	1,291	1,295	0.24%
BPCP WLF Intermedco LLC	First lien senior secured term loan	S +	6.00%	10.73%	8/19/2027	23,326	22,883	22,923	4.33%
Sun Orchard, LLC	First lien senior secured revolving loan	S +	5.25%	9.69%	7/8/2027	5,223	254	261	0.05%
Sun Orchard, LLC	First lien senior secured term loan	S +	5.25%	10.09%	7/8/2027	9,456	9,279	9,297	1.76%
							33,599	33,676	6.36%
Health care equipment and supplies

AG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of December 31, 2022
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Medical Technology Associates, Inc. (6)	First lien senior secured revolving loan	S +	6.00%	10.84%	7/25/2028	$1,929	$(36)	$(33)	(0.01)%
Medical Technology Associates, Inc.	First lien senior secured term loan	S +	6.00%	10.84%	7/25/2028	6,713	6,585	6,599	1.25%
Nasco Healthcare Inc. (6)(7)	First lien senior secured revolving loan	S +	5.75%	10.48%	6/30/2025	3,322	(38)	(38)	(0.01)%
Nasco Healthcare Inc.	First lien senior secured term loan	S +	5.75%	10.48%	6/30/2025	17,811	17,605	17,605	3.33%
Surplus Solutions, LLC (6)	First lien senior secured revolving loan	S +	6.00%	10.66%	11/30/2027	1,771	(44)	(44)	(0.01)%
Surplus Solutions, LLC	First lien senior secured term loan	S +	6.00%	10.66%	11/30/2027	10,143	9,894	9,894	1.87%
							33,966	33,983	6.42%
Health care providers and services
ADVI Health, LLC (6)	First lien senior secured revolving loan	S +	7.00%	11.67%	11/29/2027	$1,062	$(26)	$(26)	0.00%
ADVI Health, LLC	First lien senior secured term loan	S +	7.00%	11.67%	11/29/2027	6,242	6,089	6,089	1.15%
Benefit Plan Administrators of Eau Claire, LLC (6)	First lien senior secured delayed draw term loan	S +	5.50%	9.19%	6/7/2026	7,318	(96)	(92)	(0.02)%
Benefit Plan Administrators of Eau Claire, LLC (6)	First lien senior secured revolving loan	S +	5.50%	9.19%	6/7/2026	1,672	(23)	(21)	0.00%
Benefit Plan Administrators of Eau Claire, LLC	First lien senior secured term loan	S +	5.50%	9.19%	6/7/2026	12,962	12,779	12,800	2.42%
Change Academy at Lake of the Ozarks, LLC (6)	First lien senior secured revolving loan	S +	5.25%	9.98%	8/2/2027	5,786	(106)	(98)	(0.02)%
Change Academy at Lake of the Ozarks, LLC	First lien senior secured term loan	S +	5.25%	9.98%	8/2/2027	29,547	28,992	29,043	5.49%
Endodontic Practice Partners, LLC	First lien senior secured delayed draw term loan	S +	5.75%	10.90%	11/2/2027	16,705	11,621	11,621	2.20%
Endodontic Practice Partners, LLC (6)	First lien senior secured revolving loan	S +	5.75%	10.64%	11/2/2027	1,918	(37)	(37)	(0.01)%
Endodontic Practice Partners, LLC	First lien senior secured term loan	S +	5.75%	10.64%	11/2/2027	14,927	14,636	14,636	2.77%
IPC Pain Acquistion, LLC (6)	First lien senior secured delayed draw term loan	S +	6.00%	10.44%	5/19/2027	10,830	(112)	(107)	(0.02)%
IPC Pain Acquistion, LLC (6)	First lien senior secured revolving loan	S +	6.00%	10.44%	5/19/2027	1,115	(15)	(13)	0.00%
IPC Pain Acquistion, LLC	First lien senior secured term loan	S +	6.00%	10.44%	5/19/2027	2,785	2,745	2,751	0.52%
NH Kronos Buyer, Inc. (6)	First lien senior secured revolving loan	S +	10.00%	14.24%	11/1/2028	12,443	(363)	(363)	(0.07)%
NH Kronos Buyer, Inc.	First lien senior secured term loan	S +	6.25%	10.49%	11/1/2028	68,063	66,054	66,365	12.55%
Propio LS, LLC	First lien senior secured revolving loan	S +	5.50%	10.46%	8/2/2027	3,619	2,648	2,653	0.50%
Propio LS, LLC	First lien senior secured term loan	S +	5.50%	10.38%	8/2/2027	19,840	19,470	19,503	3.69%
Purpose Home Health Acquisition, LLC (6)	First lien senior secured delayed draw term loan	S +	6.25%	11.19%	11/3/2027	6,682	(145)	(145)	(0.03)%
Purpose Home Health Acquisition, LLC (6)	First lien senior secured revolving loan	S +	6.25%	11.19%	11/3/2027	1,918	(42)	(42)	(0.01)%
Purpose Home Health Acquisition, LLC	First lien senior secured term loan	S +	6.25%	11.19%	11/3/2027	7,961	7,788	7,786	1.47%
Spear Education Holdings, LLC (6)	First lien senior secured revolving loan	S +	7.50%	11.94%	12/15/2027	4,463	(122)	(122)	(0.02)%
Spear Education Holdings, LLC	First lien senior secured term loan	S +	7.50%	11.94%	12/15/2027	18,858	18,340	18,339	3.47%
US Foot and Ankle Specialists, LLC	First lien senior secured delayed draw term loan	S +	5.25%	9.69%	9/15/2026	16,598	5,908	5,913	1.12%
US Foot and Ankle Specialists, LLC	First lien senior secured revolving loan	S +	5.25%	9.69%	9/15/2026	2,699	631	635	0.12%
US Foot and Ankle Specialists, LLC	First lien senior secured term loan	S +	5.25%	9.69%	9/15/2026	21,020	20,672	20,705	3.91%
							217,286	217,773	41.18%
Health care technology

AG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of December 31, 2022
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
AHR Intermediate, Inc (6)	First lien senior secured delayed draw term loan	S +	5.75%	10.19%	7/29/2027	$5,202	$(31)	$(47)	(0.01)%
AHR Intermediate, Inc	First lien senior secured revolving loan	S +	5.75%	10.19%	7/29/2027	7,708	630	697	0.13%
AHR Intermediate, Inc	First lien senior secured term loan	S +	5.75%	10.19%	7/29/2027	24,292	24,012	24,050	4.55%
							24,611	24,700	4.67%

Household durables
CPS Power Buyer, LLC (6)	First lien senior secured delayed draw term loan	S +	6.50%	10.89%	9/26/2027	$3,018	$(57)	$(53)	(0.01)%
CPS Power Buyer, LLC (6)	First lien senior secured revolving loan	S +	6.50%	10.89%	9/26/2027	1,687	(32)	(29)	(0.01)%
CPS Power Buyer, LLC	First lien senior secured term loan	S +	6.50%	10.89%	9/26/2027	5,118	5,019	5,028	0.95%
Kwalu, LLC (6)	First lien senior secured revolving loan	S +	6.00%	10.84%	9/23/2027	5,061	(96)	(88)	(0.02)%
Kwalu, LLC	First lien senior secured term loan	S +	6.00%	10.84%	9/23/2027	24,836	24,363	24,405	4.61%
MacKenzie Childs Acquisition, Inc.	First lien senior secured revolving loan	S +	6.00%	10.73%	9/2/2027	3,374	2,877	2,883	0.55%
MacKenzie Childs Acquisition, Inc.	First lien senior secured term loan	S +	6.00%	10.73%	9/2/2027	18,063	17,807	17,842	3.37%
							49,881	49,988	9.44%
IT services
ARC Healthcare Technologies, LLC	First lien senior secured delayed draw term loan	S +	5.25%	10.09%	6/22/2025	$7,340	$661	$668	0.13%
ARC Healthcare Technologies, LLC (6)	First lien senior secured revolving loan	S +	5.25%	10.09%	6/22/2025	3,341	(34)	(30)	(0.01)%
ARC Healthcare Technologies, LLC	First lien senior secured term loan	S +	5.25%	10.09%	6/22/2025	23,421	23,173	23,210	4.39%
Icreon Holdings, LLC (6)	First lien senior secured revolving loan	S +	6.50%	10.94%	10/26/2027	1,049	(25)	(25)	0.00%
Icreon Holdings, LLC	First lien senior secured term loan	S +	6.50%	10.94%	10/26/2027	8,265	8,063	8,063	1.52%
							31,838	31,886	6.03%
Machinery
Double E Company, LLC (6)	First lien senior secured delayed draw term loan	S +	6.00%	10.55%	6/21/2028	$1,969	$(17)	$(14)	0.00%
Double E Company, LLC	First lien senior secured revolving loan	P +	5.00%	12.50%	6/21/2028	3,044	671	677	0.13%
Double E Company, LLC	First lien senior secured term loan	S +	6.00%	10.55%	6/21/2028	17,455	17,290	17,337	3.28%
							17,944	18,000	3.41%
Media
Optimized Marketing Acquisition, LLC	First lien senior secured revolving loan	S +	5.75%	10.97%	8/19/2027	$3,383	$1,460	$1,465	0.28%
Optimized Marketing Acquisition, LLC	First lien senior secured term loan	S +	5.75%	10.97%	8/19/2027	26,168	25,664	25,717	4.86%
RKD Group, LLC (6)	First lien senior secured revolving loan	S +	6.00%	10.73%	8/17/2028	4,905	(69)	(60)	(0.01)%
RKD Group, LLC	First lien senior secured term loan	S +	6.00%	10.73%	8/17/2028	33,676	33,191	33,260	6.29%
WTWH Buyer, LLC (6)	First lien senior secured revolving loan	S +	6.50%	11.26%	12/16/2027	1,638	(41)	(41)	(0.01)%
WTWH Buyer, LLC	First lien senior secured term loan	S +	6.50%	11.26%	12/16/2027	10,196	9,942	9,941	1.88%
							70,147	70,282	13.29%
Professional services
Helpware, Inc.	First lien senior secured revolving loan	S +	5.75%	10.59%	9/8/2026	$5,061	$1,792	$1,800	0.34%

AG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of December 31, 2022
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Helpware, Inc.	First lien senior secured term loan	S +	5.75%	10.41%	9/8/2026	14,114	13,934	13,956	2.64%
							15,726	15,756	2.98%
Software
Shasta Buyer, LLC	First lien senior secured revolving loan	S +	6.25%	11.09%	8/9/2028	$2,199	$196	$199	0.04%
Shasta Buyer, LLC	First lien senior secured term loan	S +	6.25%	11.09%	8/9/2028	11,663	11,436	11,462	2.17%
							11,632	11,661	2.21%
Specialty retail
Soccer Post Acquisition, LLC	First lien senior secured delayed draw term loan	S +	5.75%	10.91%	6/30/2027	$1,520	$1,420	$1,422	0.27%
Soccer Post Acquisition, LLC	First lien senior secured revolving loan	S +	5.75%	10.59%	6/30/2027	1,741	1,017	1,020	0.19%
Soccer Post Acquisition, LLC	First lien senior secured term loan	S +	5.75%	10.59%	6/30/2027	7,590	7,465	7,480	1.41%
							9,902	9,922	1.87%
Trading companies and distributors
Ascent Lifting, Inc. (6)	First lien senior secured revolving loan	S +	6.50%	10.17%	9/9/2027	$1,350	$(25)	$(23)	0.00%
Ascent Lifting, Inc.	First lien senior secured term loan	S +	6.50%	10.17%	9/9/2027	5,118	5,019	5,029	0.95%
NEFCO Holding Company, LLC	First lien senior secured delayed draw term loan	S +	6.50%	9.87%	8/5/2028	2,631	2,611	2,585	0.49%
NEFCO Holding Company, LLC	First lien senior secured delayed draw term loan	S +	6.50%	9.87%	8/5/2028	2,192	124	122	0.02%
NEFCO Holding Company, LLC (6)	First lien senior secured delayed draw term loan	S +	6.50%	11.30%	8/5/2024	2,192	(40)	(38)	(0.01)%
NEFCO Holding Company, LLC (6)	First lien senior secured revolving loan	S +	6.50%	11.30%	8/5/2028	3,045	(57)	(52)	(0.01)%
NEFCO Holding Company, LLC	First lien senior secured term loan	S +	6.50%	11.30%	8/5/2028	14,469	14,186	14,222	2.69%
							21,818	21,845	4.13%
Total non-controlled/non-affiliated senior secured debt							$795,429	$797,019	150.70%

Non-controlled/affiliated investments
Multisector holdings
Twin Brook Equity Holdings, LLC(9)(10)(11)	Equity - 5.09% membership interest						$27,234	$27,468	5.19%
Total non-controlled/affiliated investments							$27,234	$27,468	5.19%
Total investments							$822,663	$824,487	155.89%

AG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of December 31, 2022
(Amounts in thousands)
(1)Unless otherwise indicated, all investments are considered Level 3 investments. Under section 55(a) of the 1940 Act, we may not acquire any non-qualifying asset unless, at the time such acquisition is made, qualifying assets represent at least 70% of our total assets. The status of these assets under the 1940 Act is subject to change. The Company monitors the status of these assets on an ongoing basis. As of December 31, 2022, there were no non-qualifying assets.
(2)Unless otherwise indicated, all investments represent co-investments made with the Company’s affiliates in accordance with the terms of the exemptive relief that the Company received from the U.S. Securities and Exchange Commission. Refer to Note 6 for further information.
(3)Principal/par amount is denominated in U.S. Dollars (“$”) unless otherwise noted.
(4)The amortized cost represents the original cost adjusted for the amortization of discounts and premiums, as applicable, on debt investments using the effective interest method.
(5)Unless otherwise indicated, the interest rate on the principal balance outstanding for all floating rate loans is indexed to the Term Secured Overnight Financing Rate (“Term SOFR” or “S”) and/or an alternate base rate (e.g. prime rate (“P”)), which typically resets semiannually, quarterly, or monthly at the borrower’s option. The applicable base rate may be subject to a floor. The borrower may also elect to have multiple interest reset periods for each loan. For each of these loans, the applicable margin has been provided over Term SOFR based on each respective credit agreement. As of December 31, 2022, the reference rates for the floating rate loans were the Term SOFR of 4.30% and the Prime Rate of 7.50%.
(6)Represents revolvers and delayed draw term loans where the entire balance is unfunded as of December 31, 2022. The negative fair value is a result of the commitment being valued below par. Refer to Note 7 for further information.
(7)Principal balance includes reserve for letter of credit of $265,760 on which the borrower pays 5.75%.
(8)Principal balance includes reserve for letter of credit of $155,534 on which the borrower pays 6.00%.
(9)As a practical expedient, the Company uses net asset value (“NAV”) to determine the fair value of this investment. Consistent with FASB guidance under ASC 820, these investments are excluded from the hierarchical levels. This represents an investment in an affiliated fund.
(10)Securities exempt from registration under the Securities Act of 1933 (the “Securities Act”), and may be deemed to be “restricted securities” under the Securities Act. As of December 31, 2022, the aggregate fair value of these securities is $27,468 or 5.19% of the Company's net assets.
(11)Non-income producing investment.

AG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements (Unaudited)
Note 1.  Organization

AG Twin Brook Capital Income Fund (“TCAP” or the “Company”) is a Delaware statutory trust which was formed on January 27, 2022 (date of inception). AGTB Fund Manager, LLC (the “Adviser”), a wholly-owned subsidiary of Angelo, Gordon & Co., L.P. (“Angelo Gordon”), serves as the investment adviser of the Company. The Adviser is registered as an investment adviser with the U.S. Securities and Exchange Commission (the “SEC”) under the Investment Advisers Act of 1940. The Company has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (“1940 Act”). The Company intends to elect to be treated for federal income tax purposes, and intends to qualify annually thereafter, as a regulated investment company (“RIC”) as defined under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”).

There were no operations other than those related to the Company’s organization and preparation for its public, ongoing offering prior to December 31, 2022. As of December 31, 2022, the Adviser contributed $50,000 of capital to the Company. In exchange for this contribution, the Adviser had received 2,000 Class I shares of the Company.

On December 15, 2022, the Company’s registration statement on Form N-2, registering the continuous offer and sale (the “Offering”) of up to $5 billion in the Company’s common shares of beneficial interest, was declared effective by the SEC.

The Company’s investment objective is to seek to generate attractive, consistent total returns, predominantly in the form of current income and, to a lesser extent, capital appreciation, by targeting investment opportunities with favorable risk-adjusted returns.

The Merger with AGTB Private BDC
On January 1, 2023, the Company completed its merger (the “Merger”) with AGTB Private BDC (“Private BDC”), with TCAP continuing as the surviving company and Private BDC continuing as the accounting survivor. Therefore, all comparative consolidated financial statements prior to the Merger are those of the Private BDC.

Pursuant to the Merger Agreement, TCAP and Private BDC caused the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware on December 30, 2022. The Merger became effective on January 1, 2023 (the “Effective Time”), as agreed to by the parties and specified in the Certificate of Merger. At the Effective Time, common shares of beneficial interest, par value $0.001 per share, of Private BDC outstanding immediately prior to the Effective Time were converted into a number of Class I shares of beneficial interest, par value $0.001 per share, of TCAP (the “TCAP Common Shares”) equal to a ratio of one to one. As a result, TCAP issued an aggregate of approximately 20.9 million TCAP Common Shares to former Private BDC shareholders. The TCAP Common Shares issued and outstanding immediately prior to the Effective Time remained outstanding upon the Effective Time and were unaffected by the Merger. As a result, immediately following the Merger, TCAP had approximately 20,945,030 Class I shares outstanding, and no Class S or D shares outstanding.

The Merger with AG Twin Brook BDC, Inc.
On July 28, 2023, the Company completed its previously announced acquisition of AG Twin Brook BDC, Inc., a Delaware corporation (“AGTB” and, together with the Company, the “Parties”), with the Company continuing as the surviving company (the “Transaction”). The Transaction was completed pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated May 19, 2023, by and between the Parties. Prior to the Transaction closing, AGTB was an affiliated business BDC managed by AG Twin Brook Manager, LLC, a wholly-owned subsidiary of Angelo Gordon. The Company is a public, non-exchange traded BDC, managed by AGTB Fund Manager, LLC, which is also a wholly-owned subsidiary of Angelo Gordon. The Company is the accounting survivor of the merger.

AG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements (Unaudited) - Continued
Note 2.  Significant Accounting Policies
Basis of Accounting
The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).  The Company is an investment company and accordingly follows the investment company accounting and reporting guidance of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (“ASC”) Topic 946, Financial Services – Investment Companies. These consolidated financial statements reflect adjustments that in the opinion of management are necessary for the fair statement of the financial position and results of operations for the periods presented herein. On January 1, 2023, the Company completed the Merger with Private BDC and commenced operations as the surviving company, with its fiscal year end on December 31.
The interim consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial information and pursuant to the requirements for reporting on Form 10-Q and Articles 6, 10 and 12 of Regulation S-X. Accordingly, certain disclosures accompanying the annual consolidated financial statements prepared in accordance with U.S. GAAP are omitted. In the opinion of management, all adjustments, consisting solely of normal recurring accruals considered necessary for the fair presentation of financial statements for the interim period presented, have been included. The current period’s results of operations will not necessarily be indicative of results that ultimately may be achieved for the fiscal year ending December 31, 2023.
Principles of Consolidation
The Company conducts certain of its activities through its wholly-owned subsidiaries Twin Brook Capital Funding XXXIII, LLC, Twin Brook Equity XXXIII Corp., Twin Brook Capital Funding XXXIII MSPV, LLC, and Twin Brook Capital Funding XXXIII ASPV, LLC. The Company consolidates wholly-owned subsidiaries that are controlled by the Company. All intercompany balances and transactions have been eliminated in consolidation.
Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
Cash
Cash is comprised of cash on deposit with major financial institutions. The Company places its cash with high credit quality institutions to minimize credit risk exposure.

Restricted Cash
Restricted cash represents cash held through certain of the Company’s wholly-owned subsidiaries that may only be used to purchase additional collateral loans, pay accrued interest on advances, fund certain expenses, and prepay outstanding advances in connection with the Company’s asset facilities.
Investment Related Transactions, Revenue Recognition and Expenses
Investment transactions and the related revenue and expenses are recorded on a trade-date basis. Realized gains and losses on investment transactions are determined using the specific identification method. All costs associated with consummated investments are included in the cost of such investments. Broken deal expenses incurred in connection with investment transactions which are not successfully consummated are expensed as a component of “Other” expense on the consolidated statements of operations.

AG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements (Unaudited) - Continued
Interest income and interest expense are recognized on an accrual basis. Interest income on debt instruments is accrued and recognized for those issuers who are currently paying in full or expected to pay in full. For those issuers who are in default or expected to default, interest is not accrued and is only recognized when received. Interest income and expense include discounts accreted and premiums amortized on certain debt instruments as determined in good faith by the Company and calculated using the effective interest method. Loan origination fees, original issue discounts and market discounts or premiums are capitalized as part of the underlying cost of the investments and accreted or amortized over the life of the investment as interest income.
Upon prepayment of investments in debt instruments, any prepayment premiums, unamortized upfront loan origination fees and unamortized discounts are recorded as “Interest” income on the consolidated statements of operations. Interest received in-kind, computed at the contractual rate specified in each investment agreement, is added to the principal balance of the investment and reported as “Interest” income on the consolidated statements of operations. The Company records dividend income from private securities pursuant to the terms of the respective investments.
The Company may earn various fees during the life of the loans. Such fees include, but are not limited to, syndication, commitment, administration, prepayment and amendment fees, some of which are paid to the Company on an ongoing basis. These fees and any other income are recognized as earned as a component of "Other" income on the consolidated statement of operations.
Investments at Fair Value
The Company applies Financial Accounting Standards Board Accounting Standards Codification Topic 820, Fair Value Measurements (“ASC 820”), as amended, which establishes a framework for measuring fair value in accordance with U.S. GAAP and required disclosures of fair value measurements. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. In accordance with ASC 820, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). ASC 820 establishes three levels of the fair value hierarchy as follows:
Level 1Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;
Level 2Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;
Level 3Inputs that are unobservable.
Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, interest rates, specific and broad credit data, liquidity statistics, and other factors. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement; however, the determination of what constitutes “observable” requires significant judgment by the Company. The Company considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Company’s perceived risk of that instrument.
The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires

AG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements (Unaudited) - Continued
more judgment. Accordingly, the degree of judgment exercised by the Company, the Board, and the Adviser in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy.
Investments in investment funds include vehicles structured for the purpose of investing in privately held common and preferred equity interests. Fair values are generally determined utilizing the net asset value (“NAV”) supplied by, or on behalf of, management of each investment fund, which is net of management and incentive fees or allocations charged by the investment fund, if applicable, and is in accordance with the “practical expedient”, as defined by FASB Accounting Standards Update (“ASU”) 2009-12, Investments in Certain Entities that Calculate NAV per Share. NAVs received by, or on behalf of, management of each investment fund are based on the fair value of the investment funds’ underlying investments in accordance with policies established by management of each investment fund, as described in each of their financial statements and offering memorandum. Withdrawals and distributions from investments in investment funds are at the discretion of the Adviser and may depend on the liquidation of underlying assets. Investments which are valued using NAV as a practical expedient are excluded from the above hierarchy.

The Board has designated the Adviser as its “valuation designee” pursuant to Rule 2a-5 under the 1940 Act (“Rule 2a-5”), and in that role, the Adviser is responsible for performing fair value determinations relating to all of the Company’s investments, including periodically assessing and managing any material valuation risks and establishing and applying fair value methodologies, in accordance with valuation policies and procedures that have been approved by the Board. Even though the Board designated the Adviser as “valuation designee,” the Board is ultimately responsible for fair value determinations under the 1940 Act.
Under the valuation policies and procedures that have been approved by the Board, the Adviser conducts a multi-step valuation process, which includes, among other procedures, the following:
•The valuation process begins with each investment being initially valued by using certain inputs provided by, among other inputs, the investment professionals responsible for the portfolio investment in conjunction with the portfolio management team.
•The Adviser’s management reviews the preliminary valuations with the investment professionals.
•The Adviser determines the fair value of each investment; valuations that are not based on readily available market quotations are valued in good faith, based on, among other things, the input of the Adviser and, where applicable, other third parties. Valuation determinations are presented to the Board.
When determining the fair value of Level 3 investments, the Adviser may take into account the following factors, where relevant: recent transactions, the enterprise value of the underlying company, the nature and realizable value of any collateral, the underlying company’s ability to make payments and its earnings and discounted cash flows, the markets in which the underlying company does business, financial covenants, the seniority of the financial instrument in the capital structure of the company, comparisons to publicly traded securities, and changes in the interest rate environment and the credit markets generally that may affect the price at which similar investments may be made and other relevant factors. The primary method for determining enterprise value uses a multiple analysis whereby appropriate multiples are applied to the portfolio company’s net income before net interest expense, income tax expense, depreciation and amortization (“EBITDA”). The enterprise value analysis is performed to determine the value of equity investments and to determine if debt investments are credit impaired. If debt investments are credit impaired, the Adviser will use the enterprise value analysis or a liquidation basis analysis to determine fair value. For debt investments that are not determined to be credit impaired, the Adviser uses a market interest rate yield analysis to determine fair value.
The Company’s investments trade infrequently and when they are traded, the price may be unobservable, and as a result, multiple external pricing sources may not be available. In such instances, the Adviser may use an internal pricing model as either a corroborating or sole data point in determining the price. Pricing models take into account the contractual terms of the financial instrument, as well as relevant inputs, including where applicable, equity prices, interest rate yield curves, credit curves, correlation, and the creditworthiness of the counterparty. The Adviser generally engages third party firm(s) to assist in validating certain financial instruments where multiple

AG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements (Unaudited) - Continued
external prices cannot be obtained. The third party firm(s) either independently determine prices or assess the reasonableness of the Adviser’s prices. The analyses provided by such third party firm(s) are reviewed and considered by the Adviser. As part of the risk management process, the Adviser reviews and analyzes the prices obtained from external pricing sources to evaluate their reliability and accuracy, which includes identifying and excluding vendor prices and broker quotations that the Adviser believes does not reflect fair value. In addition, the Adviser’s valuation committee meets regularly and engages in ongoing reviews of the valuation processes and procedures including reviews of methodology, ongoing accuracy, source quality and independence. Such reviews include, but are not limited to, comparison of current vendor prices and broker quotations against ongoing daily trading activity, vendor due diligence, and back testing.
Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.
Organizational Costs
Organizational costs to establish the Company are charged to expense as incurred. These expenses consist primarily of legal fees and other costs of organizing the Company.
Offering Costs
Offering costs in connection with the offering of common shares of the Company are capitalized as a deferred charge and amortized to expense on a straight-line basis over a 12-month period. These expenses consist primarily of legal fees and other costs incurred with the Company’s share offerings, the preparation of the Company’s registration statement, and registration fees.
Deferred Financing Costs
Deferred financing costs consist of financing costs incurred in connection with obtaining the Company’s financing facilities.  Such financing costs are capitalized and amortized over the life of the facility utilizing the straight-line method.  For the three and six months ended June 30, 2023, the Company paid approximately $150,000 of financing costs. For the three and six months ended June 30, 2023, the Company amortized approximately $429,000 and $867,000 of financing costs which have been included in “Interest” expense on the consolidated statements of operations. For the three months ended June 30, 2022 and for the period from January 27, 2022 (Inception) to June 30, 2022, the Company paid approximately $3.5 million of financing costs, of which $45,000 were amortized and have been included in “Interest” expense on the consolidated statements of operations.
Deferred Income
Deferred income consists of annual administrative agent fees received in connection with the servicing of certain loan investments. Such fees are deferred when received and recognized as earned over the applicable period.  For the three and six months ended June 30, 2023, the Company received approximately $311,000 and $449,000 of agent fees. During the three and six months ended June 30, 2023, approximately $302,000 and $554,000 of agent fees have been recognized as earned and included in “Other” income on the consolidated statements of operations. For the three months ended June 30, 2022 and for the period from January 27, 2022 (Inception) through June 30, 2022, the Company received approximately $119,000 of agent fees. During the three months ended June 30, 2022 and for the period from January 27, 2022 (Inception) to June 30, 2022, approximately $12,000 of agent fees have been recognized as earned and included in “Other” income on the consolidated statements of operations.
Income Taxes
The Company has elected to be regulated as a BDC under the 1940 Act. The Company also intends to be treated as a RIC under Subchapter M of the Internal Revenue Code of 1986, as amended. As a RIC, the Company generally

AG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements (Unaudited) - Continued
will not have to pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that it distributes timely to its shareholders as dividends. To the extent the Company qualifies as a RIC, any tax liability related to income earned and distributed by the Company represents obligations of the Company’s investors and will not be reflected in the consolidated financial statements of the Company.
To qualify as a RIC, the Company must, among other things, meet certain source-of-income and asset diversification requirements. In addition, to qualify for RIC tax treatment, the Company must distribute to its shareholders, for each taxable year, at least 90% of its “investment company taxable income” for that year, which is generally its ordinary income plus the excess of its realized net short-term capital gains over its realized net long-term capital losses. The Company will generally be subject to a 4% non-deductible U.S. federal excise tax on certain undistributed income or gains in respect of any calendar year, unless it distributes annually an amount at least equal to the sum of (i) 98% of its net ordinary income (taking into account certain deferrals and elections) for the calendar year, (ii) 98.2% of its capital gain net income (adjusted for certain ordinary losses) for the one-year period ending on October 31 in such calendar year and (iii) any net ordinary income and capital gain net income recognized, but not distributed, in preceding years. The Company, at its discretion, may carry forward taxable income for distribution in the following taxable year and pay the applicable U.S. federal excise tax. For the three and six months ended June 30, 2023 the Company did not accrue U.S. federal excise tax.
The Company conducts certain of its activities through its wholly-owned subsidiary, Twin Brook Equity XXXIII Corp., a Delaware corporation. Twin Brook Equity XXXIII Corp. is treated as a corporation for United States federal income tax purposes and is subject to U.S. federal, state or local income tax. For the three and six months ended June 30, 2023, the Company accrued $0 current federal tax. For the three and six months ended June 30, 2023 the company accrued approximately $346,000 and $924,000 of deferred federal tax related to Twin Brook Equity XXXIII Corp., which is included in “deferred tax provision” on the consolidated statements of operations.
The Company evaluates tax positions taken or expected to be taken in the course of preparing its financial statements to determine whether the tax positions are “more-likely-than-not” to be sustained by the applicable tax authority. Tax positions not deemed to meet the “more-likely-than-not” threshold are reserved and recorded as a tax benefit or expense in the current year. All penalties and interest associated with income taxes are included in income tax expense. Conclusions regarding tax positions are subject to review and may be adjusted at a later date based on factors including, but not limited to, on-going analyses of tax laws, regulations and interpretations thereof. There were no tax penalties, and no interest associated with income taxes incurred through June 30, 2023.
Loan Syndications and Participations
The Company may originate certain loans and then syndicate all or a portion of those loans to a third party. For the three and six months ended June 30, 2023, the Company earned approximately $29,000 and $705,000 of syndication and other origination fee income, which is included in “Other” income on the consolidated statements of operations. For the three months ended June 30, 2022 and for the period from January 27, 2022 (Inception) to June 30, 2022, the Company earned approximately $406,000 of syndication and other origination fee income, which is included in “Other” income on the consolidated statements of operations.
The Company follows the guidance in Accounting Standards Codification (“ASC”) Topic 860 Transfers and Servicing when accounting for loan participations and other partial loan sales. Such guidance requires a participation or other partial loan sale to meet the definition of a “participating interest,” as defined in the guidance, in order for sale treatment to be allowed. Participations or other partial loan sales that do not meet the definition of a participating interest remain on the consolidated statements of assets and liabilities and the proceeds are recorded as a secured borrowing until the definition is met. Secured borrowings are carried at fair value to correspond with the related investments, which are carried at fair value. There were no participations that were accounted for as secured borrowings during the period.

AG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements (Unaudited) - Continued
Distributions
Distributions to common shareholders are recorded on the record date. The amount to be distributed, if any, is determined by the Board each month. The Company intends to distribute net capital gains (i.e., net long-term capital gains in excess of net short-term capital losses), if any, at least annually out of the assets legally available for such distributions. However, the Company may decide in the future to retain such capital gains for investment, incur a corporate-level tax on such capital gains, and elect to treat such capital gains as deemed distributions to stockholders.
Note 3.  Investments
Under the 1940 Act, the Company is required to separately identify non-controlled investments where it owns 5% or more of a portfolio company’s outstanding voting securities and/or had the power to exercise control over the management or policies of such portfolio company as investments in “affiliated” companies. In addition, under the 1940 Act, the Company is required to separately identify investments where it owns more than 25% of a portfolio company’s outstanding voting securities and/or had the power to exercise control over the management or policies of such portfolio company as investments in “controlled” companies. Under the 1940 Act, "non-affiliated investments" are defined as investments that are neither controlled investments nor affiliated investments. Detailed information with respect to the Company’s non-controlled, non-affiliated; non-controlled, affiliated; and controlled affiliated investments is contained in the consolidated financial statements, including the consolidated schedules of investments. The information in the tables below is presented on an aggregate portfolio basis, without regard to whether they are non-controlled, non-affiliated; non-controlled, affiliated; or controlled affiliated investments.
Investments at fair value and amortized cost consisted of the following as of June 30, 2023 and December 31, 2022:

	June 30, 2023		December 31, 2022
(Amounts in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
First lien senior secured debt	$943,989	$945,778	$795,429	$797,019
Investment in affiliated funds	34,165	38,564	27,234	27,468
Total investments	$978,154	$984,342	$822,663	$824,487
The industry composition of investments based on fair value as of June 30, 2023 and December 31, 2022 was as follows:

	June 30, 2023	December 31, 2022
Air freight and logistics	2.0%	2.4%
Auto components	2.0%	0.9%
Chemicals	0.4%	0.5%
Commercial services and supplies	3.0%	2.2%
Construction and engineering	6.3%	6.2%
Containers and packaging	5.8%	6.9%
Diversified consumer services	6.8%	6.1%
Electrical equipment	1.0%	1.2%
Electronic equipment, instruments and components	1.3%	1.3%
Food and staples retailing	1.9%	3.5%
Food products	4.1%	4.1%
Health care equipment and supplies	4.3%	4.1%
Health care providers and services	28.6%	26.4%
Health care technology	2.8%	3.0%
Household durables	7.0%	6.1%

AG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements (Unaudited) - Continued

Industrial Conglomerates	1.4%	—%
IT services	0.8%	3.9%
Machinery	1.9%	2.2%
Media	7.1%	8.5%
Multisector holdings	3.9%	3.3%
Professional services	1.6%	1.9%
Software	1.2%	1.4%
Specialty retail	0.9%	1.2%
Trading companies and distributors	3.9%	2.7%
Total	100.0%	100.0%
As of June 30, 2023 and December 31, 2022, 100% of investments held were based in the United States.
Note 4.  Fair Value of Investments
Fair Value Disclosures
The following table presents the fair value hierarchy of financial instruments as of June 30, 2023 and December 31, 2022:

	Assets at Fair Value as of June 30, 2023
(Amounts in thousands)	Level 1	Level 2	Level 3	Total
First lien senior secured debt	$—	$—	$945,778	$945,778
Total	$—	$—	$945,778	$945,778
Investments measured at net asset value(1)				$38,564
Total financial instruments, at fair value				$984,342
(1)Certain investments that are measured at fair value using NAV have not been categorized in the fair value hierarchy. The fair value amounts presented in the table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Consolidated Statements of Assets and Liabilities.

	Assets at Fair Value as of December 31, 2022
(Amounts in thousands)	Level 1	Level 2	Level 3	Total
First lien senior secured debt	$—	$—	$797,019	$797,019
Total	$—	$—	$797,019	$797,019
Investments measured at net asset value(1)				$27,468
Total financial instruments, at fair value				$824,487
(1)Certain investments that are measured at fair value using NAV have not been categorized in the fair value hierarchy. The fair value amounts presented in the table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Consolidated Statements of Assets and Liabilities.

The following table presents changes in the fair value of investments for which Level 3 inputs were used to determine the fair value for the three and six months ended June 30, 2023 and for the three months ended June 30, 2022 and for the period from January 27, 2022 (Inception) to June 30, 2022:

AG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements (Unaudited) - Continued

	Level 3 Assets at Fair Value for the Three Months Ended June 30, 2023*
(Amounts in thousands)	Balance 4/1/2023	Purchases and Drawdowns	Sales and Paydowns	Other**	Realized Gains/ (Losses)	Change in Unrealized Appreciation/(Depreciation)	Balance 6/30/2023	Change in Unrealized Appreciation/ (Depreciation) for Level 3 Assets Still Held as of 6/30/2023
First lien senior secured debt	$851,253	$138,578	$(45,480)	$1,398	$—	$29	$945,778	$29
Total	$851,253	$138,578	$(45,480)	$1,398	$—	$29	$945,778	$29

	Level 3 Assets at Fair Value for the Six Months Ended June 30, 2023*
(Amounts in thousands)	Balance 1/1/2023	Purchases and Drawdowns	Sales and Paydowns	Other**	Realized Gains/ (Losses)	Change in Unrealized Appreciation/(Depreciation)	Balance 6/30/2023	Change in Unrealized Appreciation/ (Depreciation) for Level 3 Assets Still Held as of 6/30/2023
First lien senior secured debt	$797,019	$246,821	$(100,847)	$2,604	$(18)	$199	$945,778	$199
Total	$797,019	$246,821	$(100,847)	$2,604	$(18)	$199	$945,778	$199

	Level 3 Assets at Fair Value for the Three Months Ended June 30, 2022*
(Amounts in thousands)	Balance 4/1/2022	Purchases and Drawdowns	Sales and Paydowns	Other**	Realized Gains/ (Losses)	Change in Unrealized Appreciation/(Depreciation)	Balance 6/30/2022	Change in Unrealized Appreciation/ (Depreciation) for Level 3 Assets Still Held as of 6/30/2022
First lien senior secured debt	$—	$83,747	$—	$25	$—	$(6)	$83,766	$(6)
Total	$—	$83,747	$—	$25	$—	$(6)	$83,766	$(6)

	Level 3 Assets at Fair Value for the period from January 27, 2022 (Inception) to June 30, 2022*
(Amounts in thousands)	Balance 1/27/2022	Purchases and Drawdowns	Sales and Paydowns	Other**	Realized Gains/ (Losses)	Change in Unrealized Appreciation/(Depreciation)	Balance 6/30/2022	Change in Unrealized Appreciation/ (Depreciation) for Level 3 Assets Still Held as of 6/30/2022
First lien senior secured debt	$—	$83,747	$—	$25	$—	$(6)	$83,766	$(6)
Total	$—	$83,747	$—	$25	$—	$(6)	$83,766	$(6)

*Gains and losses are included in their respective captions in the consolidated statements of operations.
**Includes accretion, paydown gains/(losses) and interest received in-kind on debt instruments, where applicable.
Significant Unobservable Inputs
In accordance with ASC 820, the following tables provide quantitative information about the significant unobservable inputs of the Company’s Level 3 investments as of June 30, 2023 and December 31, 2022. The table is

AG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements (Unaudited) - Continued
not intended to be all-inclusive but instead capture the significant unobservable inputs relevant to the Company’s determination of fair value.

Asset Class	Fair Value as of 6/30/23	Valuation Techniques	Significant Unobservable Inputs	Input Ranges	Weighted Average (1)	Impact to Valuation from an Increase in Input
	(Amounts in thousands)
First lien senior secured debt	$862,686	Discounted cash flow	Yield	10.3% - 13.3%	11.3%	Decrease
	$862,686

Asset Class	Fair Value as of 12/31/22	Valuation Techniques	Significant Unobservable Inputs	Input Ranges	Weighted Average (1)	Impact to Valuation from an Increase in Input
	(Amounts in thousands)
First lien senior secured debt	$529,200	Discounted cash flow	Yield	9.7% - 13.0%	10.7%	Decrease
	$529,200
(1)Weighted average is calculated by weighing the significant unobservable input by the relative fair value of each investment in the category.
The Company’s other Level 3 investments have been valued primarily using recent transactions. The significant unobservable input used in the discounted cash flow is the yield. The yield is used to discount the estimated future cash flows expected to be received from the underlying investment. The Company considers the portfolio company performance since close, the leverage used by the portfolio company relative to its total enterprise value and other risks associated with an investment in determining the yield. Pricing models take into account the contractual terms of the financial instrument, as well as relevant inputs, including where applicable, equity prices, interest rate yield curves, credit curves, correlation, and the creditworthiness of the counterparty.
Note 5.  Debt
In accordance with the 1940 Act, the Company can borrow amounts such that its asset coverage, as defined in the 1940 Act, is at least 150% after such borrowings, subject to certain limitations.
On June 17, 2022, Twin Brook Capital Funding XXXIII MSPV, LLC, as borrower (the “MSPV Borrower”), an indirect, wholly-owned subsidiary of the Company, entered into a new loan and servicing agreement (as amended, supplemented or otherwise modified from time to time, the “MSPV Credit Facility”) with Twin Brook Capital Funding XXXIII, LLC, as the transferor (the “Transferor”), AGTB Fund Manager, LLC, as the servicer, Morgan Stanley Asset Funding, Inc., as administrative agent, the lenders from time to time party thereto and The Bank of New York Mellon Trust Company, National Association, as the collateral agent, account bank and collateral custodian.
From time to time, the Transferor expects to sell and/or contribute certain investments to the MSPV Borrower. Proceeds from the MSPV Credit Facility will be used to finance the origination and acquisition of loans by the MSPV Borrower, including the purchase of such assets from the Transferor. The Company retains a residual interest in assets contributed to or acquired by the MSPV Borrower through its ownership of the MSPV Borrower. The MSPV Borrower is subject to meet certain covenants under the MSPV Credit Facility agreement. As of June 30, 2023 and December 31, 2022, the MSPV Borrower was in compliance with all such covenants.
The MSPV Credit Facility has a maximum principal amount of $500 million, subject to availability under a borrowing base which consists primarily of commercial loans acquired by the MSPV Borrower from the Transferor,

AG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements (Unaudited) - Continued
a wholly-owned subsidiary of the Company. The MSPV Borrower may, subject to the applicable prepayment premium, prepay the loans and/or terminate or reduce the revolving commitments under the MSPV Credit Facility at any time without penalty. The obligation of the lenders to make revolving commitments under the MSPV Credit Facility will terminate on June 17, 2025 (the “Reinvestment Period”) with a scheduled final maturity date of June 17, 2027. The revolving loans are subject to an interest rate, during the Reinvestment Period, of Term SOFR plus 2.50% per annum and thereafter, Term SOFR plus 3.00% per annum.

On December 13, 2022, Twin Brook Capital Funding XXXIII ASPV, LLC, as borrower (the “ASPV Borrower”), an indirect, wholly-owned subsidiary of the Company, entered into a new Loan, Security and Collateral Management Agreement (as amended, supplemented or otherwise modified from time to time, the “ASPV Credit Facility”), with the Transferor, AGTB Fund Manager, LLC, as the collateral manager, Ally Bank, as administrative agent and arranger, Computershare Trust Company, National Association, as the collateral custodian, and the lenders from time to time party thereto.

From time to time, the Transferor expects to sell and/or contribute certain investments to the ASPV Borrower. Proceeds from the ASPV Credit Facility will be used to finance the origination and acquisition of loans by the ASPV Borrower, including the purchase of such assets from the Transferor. The Company retains a residual interest in assets contributed to or acquired by the ASPV Borrower through its ownership of the ASPV Borrower.

The ASPV Credit Facility created a revolving loan facility with an initial maximum principal amount of $300 million, subject to availability under a borrowing base which consists primarily of commercial loans acquired by the ASPV Borrower from the Transferor, a wholly-owned subsidiary of the Company. The ASPV Borrower may, subject to the applicable prepayment premium, prepay the loans and/or terminate or reduce the revolving commitments under the ASPV Credit Facility at any time without penalty. The obligation of the lenders to make revolving commitments under the ASPV Credit Facility will terminate on December 12, 2025 (the “Reinvestment Period”) with a scheduled final maturity date of December 12, 2027. The revolving loans will be subject to an interest rate of daily simple SOFR plus 2.875% per annum.

The ASPV Credit Facility is secured by all of the assets of the ASPV Borrower and a pledge of equity interests in the ASPV Borrower. The ASPV Borrower is subject to meet certain covenants under the ASPV Credit Facility agreement. As of June 30, 2023 and December 31, 2022, the ASPV Borrower was in compliance with all such covenants.

As of June 30, 2023, there are approximately $91.4 million in borrowings outstanding on the ASPV Credit Facility, and $331.8 million borrowings outstanding on the MSPV Credit Facility. Borrowings under the Company’s facilities are considered the Company’s borrowings for purposes of complying with the asset coverage requirements under the 1940 Act.

The carrying values of borrowings outstanding under the debt facilities approximate fair value. As of June 30, 2023 and December 31, 2022, the asset coverage ratio was 241.0% and 263.6%, respectively. Debt obligations consisted of the following as of June 30, 2023:

	As of June 30, 2023
(Amounts in thousands)	Maximum Principal Amount Committed	Principal Amount Outstanding	Principal Amount Available(1)	Carrying Value	Assets Pledged as Collateral(2)
ASPV Credit Facility	$300,000	$91,400	$44,073	$91,400	$229,779
MSPV Credit Facility	$500,000	$331,800	$92,215	$331,800	$664,825
Total debt	$800,000	$423,200	$136,288	$423,200	$894,604
(1)The amount available reflects any limitations related to the facilities borrowing bases.
(2)Fair market value of the assets held as collateral in the respective credit facility.

AG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements (Unaudited) - Continued

Debt obligations consisted of the following as of December 31, 2022:

	As of December 31, 2022
(Amounts in thousands)	Maximum Principal Amount Committed	Principal Amount Outstanding	Principal Amount Available(1)	Carrying Value	Assets Pledged as Collateral(2)
ASPV Credit Facility	$300,000	$20,000	$311	$20,000	$62,932
MSPV Credit Facility	$500,000	$303,200	$130,417	$303,200	$677,575
Total debt	$800,000	$323,200	$130,728	$323,200	$740,507
(1)The amount available reflects any limitations related to the facilities borrowing bases.
(2)Fair market value of the assets held as collateral in the respective credit facility.
For the three and six months ended June 30, 2023 and 2022 the components of interest expense were as follows:

(Amounts in thousands)	Three Months Ended June 30, 2023	Three Months Ended June 30, 2022	Six Months Ended June 30, 2023	Period from January 27, 2022 (Inception) to June 30, 2022
Interest expense	$9,196	$59	$16,450	$59
Amortization of deferred financing costs	429	45	867	45
Total interest expense	$9,625	$104	$17,317	$104
Average interest rate	7.46%	2.26%	7.30%	2.26%
Average daily borrowings	$414,790	$88	$386,850	$52
Note 6.  Agreements and Related Party Transactions
Administration Agreement
On October 25, 2022, the Company entered into an Administration Agreement (the “Administration Agreement”) with AGTB Fund Manager, LLC (the “Administrator”). Under the terms of the Administration Agreement, the Administrator performs, or oversees the performance of, required administrative services, which include providing office space, equipment and office services, maintaining financial records, preparing reports to shareholders and reports filed with the SEC, and managing the payment of expenses and the performance of administrative and professional services rendered by others.
The Company reimburses the Administrator for services performed for it pursuant to the terms of the Administration Agreement. In addition, pursuant to the terms of the Administration Agreement, the Administrator may delegate its obligations under the Administration Agreement to an affiliate or to a third party and the Company will reimburse the Administrator for any services performed for it by such affiliate or third party.
Unless earlier terminated as described below, the Administration Agreement will remain in effect until October 25, 2024 and from year to year thereafter if approved annually by the vote of the board of trustees of the Company (the “Board of Trustees”) and the vote of a majority of the Company’s independent trustees (the “Independent Trustees”). The Administration Agreement may be terminated by either party without penalty upon not less than 60 days’ written notice to the other.
No person who is an officer, trustee, or employee of the Administrator or its affiliates and who serves as a trustee of the Company receives any compensation from the Company for his or her services as a trustee. However, the Company reimburses the Administrator (or its affiliates) for an allocable portion of the compensation paid by the Administrator or its affiliates to the Company’s officers who provide operational and administrative services, as well

AG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements (Unaudited) - Continued
as their respective staffs and other professionals who provide services to the Company, who assist with the preparation, coordination and administration of the foregoing or provide other “back office” or “middle office”, financial or operational services to the Company (based on the percentage of time those individuals devote, on an estimated basis, to the business and affairs of the Company). Trustees who are not affiliated with the Administrator receive compensation for their services and reimbursement of expenses incurred to attend meetings.

For the three and six months ended June 30, 2023, the Administrator charged approximately $321,000 and $1,072,000, respectively, for certain costs and expenses allocable to the Company under the terms of the Administration Agreement. For the three months ended June 30, 2022 and for the period from January 27, 2022 (Inception) to June 30, 2022, the Administrator charged approximately $255,000 for certain costs and expenses allocable to the Company under the terms of the Administration Agreement.
Investment Management Agreement
On October 25, 2022, the Company entered into an Investment Management Agreement (the “Investment Management Agreement”) with the Adviser. Under the terms of the Investment Management Agreement, the Adviser is responsible for originating prospective investments, conducting research and due diligence investigations on potential investments, analyzing investment opportunities, negotiating and structuring the Company’s investments and monitoring the Company’s investments and portfolio companies on an ongoing basis.
Unless earlier terminated as described below, the Investment Management Agreement will remain in effect until October 25, 2024 and from year to year thereafter if approved annually by the vote of the Board of Trustees of the Company or by the vote of a majority of the outstanding voting securities of the Company, and the vote of a majority of the Company’s Independent Trustees. The Investment Management Agreement will automatically terminate in the event of assignment. The Investment Management Agreement may be terminated by (1) the Company without penalty on 60 days’ written notice, (2) by the vote of a majority of the outstanding voting securities of the Company or by the vote of the Company’s trustees, or (3) the Adviser on 120 days’ written notice.
From time to time, the Adviser may pay amounts owed by the Company to third-party providers of goods or services, including the Board, and the Company will subsequently reimburse the Adviser for such amounts paid on its behalf. Amounts payable to the Adviser are settled in the normal course of business without formal payment terms.
The Investment Management Agreement also provides that the Company reimburses the Adviser for certain organizational costs incurred prior to the commencement of the Company’s operations, and for certain offering costs.

As of June 30, 2023 and December 31, 2022, the Company has approximately $1.4 million and $1.3 million, respectively, payable to the Adviser for organizational, offering and operating costs, which is included in “accrued expenses and other liabilities payable to affiliate” and “due to affiliate” on the statements of assets and liabilities.
Under the terms of the Investment Management Agreement, the Company will pay the Adviser a base management fee and may also pay to it certain incentive fees. The cost of both the base management fee and the incentive fee will ultimately be borne by the Company’s shareholders.
The base management fee is calculated at an annual rate of 1.25% of the Company’s net assets. For services rendered under the Investment Management Agreement, the base management fee is payable monthly in arrears. The base management fee is calculated based on the Company’s net assets at the first business day of the applicable month. For the first calendar month in which the Company has operations, net assets will be measured as the beginning net assets as of the date on which the Company begins operations. Base management fees for any partial month or quarter will be appropriately pro-rated.
For the three and six months ended June 30, 2023, the Company accrued approximately $1.8 million and $3.4 million, respectively, of base management fees payable to the Adviser. For the three months ended June 30, 2022

AG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements (Unaudited) - Continued
and for the period from January 27, 2022 (Inception) to June 30, 2022, the Company accrued approximately $174,000 of base management fees payable to the Adviser. As of June 30, 2023 and December 31, 2022, base management fees payable by the Company to the Adviser were approximately $1.8 million and $1.4 million, respectively.
Pursuant to the Investment Management Agreement, the Adviser is entitled to an incentive fee (“Incentive Fee”), which consists of two components; an incentive fee based on income and an incentive fee based on capital gains.
The portion based on the Company’s income is based on Pre-Incentive Fee Net Investment Income Returns. “Pre-Incentive Fee Net Investment Income Returns” means, as the context requires, either the dollar value of, or percentage rate of return on the value of the Company’s net assets at the end of the immediate preceding quarter from, interest income, dividend income and any other income (including any other fees, such as commitment, origination, structuring, diligence and consulting fees or other fees that the Company receives from portfolio companies) accrued during the calendar quarter, minus the Company’s operating expenses accrued for the quarter (including the management fee, expenses payable under the Administration Agreement entered into between the Company and the Administrator, and any interest expense or fees on any credit facilities or outstanding debt and dividends paid on any issued and outstanding preferred shares, but excluding the incentive fee and any shareholder servicing and/or distribution fees).
Pre-Incentive Fee Net Investment Income Returns include, in the case of investments with a deferred interest feature (such as original issue discount (“OID”), debt instruments with payment-in-kind (“PIK”) interest and zero coupon securities), accrued income that the Company has not yet received in cash. Pre-Incentive Fee Net Investment Income Returns do not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The impact of expense support payments and recoupments are also excluded from Pre-Incentive Fee Net Investment Income Returns.
Pre-Incentive Fee Net Investment Income Returns, expressed as a rate of return on the value of the Company’s net assets at the end of the immediate preceding quarter, is compared to a “hurdle rate” of return of 1.25% per quarter (5.0% annualized).
The Company will pay the Adviser an incentive fee quarterly in arrears with respect to the Company’s Pre-Incentive Fee Net Investment Income Returns in each calendar quarter as follows:
No incentive fee based on Pre-Incentive Fee Net Investment Income Returns in any calendar quarter in which the Company’s Pre-Incentive Fee Net Investment Income Returns do not exceed the hurdle rate of 1.25% per quarter (5.0% annualized) (the “hurdle rate” or “Hurdle”);
100% of the dollar amount of the Company’s Pre-Incentive Fee Net Investment Income Returns with respect to that portion of such Pre-Incentive Fee Net Investment Income Returns, if any, that exceeds the Hurdle but is less than a rate of return of 1.43% (5.72% annualized). The Company refers to this portion of its Pre-Incentive Fee Net Investment Income Returns (which exceeds the hurdle rate but is less than 1.43%) as the “catch-up.” The “catch-up” is meant to provide the Adviser with approximately 12.5% of the Company’s Pre-Incentive Fee Net Investment Income Returns as if a hurdle rate did not apply if this net investment income exceeds 1.43% in any calendar quarter; and 12.5% of the dollar amount of the Company’s Pre-Incentive Fee Net Investment Income Returns, if any, that exceed a rate of return of 1.43% (5.72% annualized). This reflects that once the Hurdle is reached and the catch-up is achieved, 12.5% of all Pre-Incentive Fee Net Investment Income Returns thereafter are allocated to the Adviser.
These calculations are pro-rated for any period of less than three months and adjusted for any share issuances or repurchases during the relevant quarter.
The second component of the incentive fee, the capital gains incentive fee, is payable at the end of each calendar year in arrears. The amount payable equals 12.5% of cumulative realized capital gains from inception through the end of such calendar year, computed net of all realized capital losses and unrealized capital depreciation on a

AG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements (Unaudited) - Continued
cumulative basis, less the aggregate amount of any previously paid incentive fee on capital gains as calculated in accordance with GAAP. The Company will accrue, but will not pay, a capital gains incentive fee with respect to unrealized appreciation because a capital gains incentive fee would be owed to the Adviser if the Company were to sell the relevant investment and realize a capital gain.
For the three and six months ended June 30, 2023, the Company accrued approximately $1.9 million and $3.6 million, respectively, of income incentive fees. The Company did not accrue income incentive fees for the three months ended June 30, 2022 and for the period from January 27, 2022 (Inception) to June 30, 2022. As of June 30, 2023 and December 31, 2022, the Company had approximately $1.9 million and $1.4 million of income incentive fees payable, respectively.

As of June 30, 2023, the Company had approximately $0.8 million of accrued capital gains incentive fees, of which none were paid or payable to the Adviser, representing an increase in accrued capital gains incentive fees of $0.2 million and $0.6 million, respectively, for the three and six months ended June 30, 2023. As of December 31, 2022, the Company had approximately $0.2 million of capital gains incentive fees payable.

Expense Support and Conditional Reimbursement Agreement

The Company entered into an expense support and conditional reimbursement agreement (the “Expense Support Agreement”) with the Adviser on October 25, 2022. The Adviser may elect to pay certain expenses (each, an “Expense Payment”), provided that no portion of the payment will be used to pay any interest or distributions and/or shareholder servicing fees of the Company. Any Expense Payment that the Adviser has committed to pay must be paid by the Adviser to the Company in any combination of cash or other immediately available funds no later than forty-five days after such commitment was made in writing, and/or offset against amounts due from the Company to the Adviser or its affiliates.

Following any calendar month in which Available Operating Funds (as defined below) exceed the cumulative distributions accrued to the Company’s shareholders based on distributions declared with respect to record dates occurring in such calendar month (the amount of such excess being hereinafter referred to as “Excess Operating Funds”), the Company shall pay such Excess Operating Funds, or a portion thereof, to the Adviser until such time as all Expense Payments made by the Adviser to the Company within three years prior to the last business day of such calendar month have been reimbursed. Any payments required to be made by the Company shall be referred to herein as a “Reimbursement Payment”. “Available Operating Funds” means the sum of (i) net investment company taxable income (including net short-term capital gains reduced by net long-term capital losses), (ii) net capital gains (including the excess of net long-term capital gains over net short-term capital losses) and (iii) dividends and other distributions paid on account of investments in portfolio companies (to the extent such amounts listed in clause (iii) are not included under clauses (i) and (ii) above).

No Reimbursement Payment for any month will be made if: (1) the “Effective Rate of Distributions Per Share” (as defined below) declared by the Company at the time of such Reimbursement Payment is less than the Effective Rate of Distributions Per Share at the time the Expense Payment was made to which such Reimbursement Payment relates, or (2) the “Operating Expense Ratio” (as defined below) at the time of such Reimbursement Payment is greater than the Operating Expense Ratio at the time the Expense Payment was made to which such Reimbursement Payment relates. Pursuant to the Expense Support Agreement, “Effective Rate of Distributions Per Share” means the annualized rate (based on a 365 day year) of regular cash distributions per share exclusive of returns of capital, distribution rate reductions due to distribution and shareholder fees, and declared special dividends or special distributions, if any. The “Operating Expense Ratio” is calculated by dividing operating expenses, less organizational and offering expenses, base management and incentive fees owed to Adviser, and interest expense, by net assets.

AG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements (Unaudited) - Continued
The Company’s obligation to make a Reimbursement Payment shall automatically become a liability of the Company on the last business day of the applicable calendar month, except to the extent the Adviser has waived its right to receive such payment for the applicable month.

For the three and six months ended June 30, 2023, no such Expense Payments were made by the Adviser. For the avoidance of doubt, pursuant to the Merger Agreement, the Expense Support Agreement terminated at the Effective Time of the Merger.
Affiliated Transactions
The Company may be prohibited under the 1940 Act from participating in certain transactions with its affiliates without prior approval of the Company’s Independent Trustees, and in some cases, the prior approval of the SEC. The Company intends to rely on exemptive relief that has been granted by the SEC to the Company, the Adviser, and Angelo Gordon to permit the Company to co-invest with other funds managed by the Adviser or Angelo Gordon, in a manner consistent with the Company’s investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors.
Pursuant to such exemptive relief, the Company is generally permitted to co-invest with certain of its affiliates if a “required majority” (as defined in Section 57(o) of the 1940 Act) of the Board make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Company and its shareholders and do not involve overreaching of the Company or its shareholders on the part of any person concerned, (2) the transaction is consistent with the interests of the Company’s shareholders and is consistent with its investment objective and strategies, and (3) the investment by its affiliates would not disadvantage the Company, and the Company’s participation would not be on a basis different from or less advantageous than that on which its affiliates are investing. In certain situations where co-investment with one or more funds managed by Angelo Gordon is not permitted or appropriate, Angelo Gordon will need to decide which funds will proceed with the investment. Angelo Gordon will make these determinations based on its policies and procedures, which are designed to reasonably ensure that investment opportunities are allocated fairly and equitably among affiliated funds over time and in a manner that is consistent with applicable laws, rules and regulations.
Investment in Affiliated Funds
The Company holds equity investments through its interest in the affiliated fund, Twin Brook Equity Holdings, LLC. Twin Brook Equity Holdings, LLC was created to hold equity interest that are purchased alongside the underlying portfolio companies’ debt.

Fair value as of June 30, 2023 and 2022 and transactions for the three and six months ended June 30, 2023, and transactions for the three months ended June 30, 2022 and for the period from January 27, 2022 (Inception) to June 30, 2022, of the Company’s investments in affiliates were as follows:

Investment in Affiliated Funds at Fair Value for the Three Months Ended June 30, 2023
(Amounts in thousands)	Fair Value as of April 1, 2023	Gross Additions	Gross Reductions	Net Realized Gain (Loss)	Net Change in Unrealized Appreciation (Depreciation)	Fair Value as of June 30, 2023	Dividend, Interest, PIK and Other Income
Non-controlled/affiliated investments

AG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements (Unaudited) - Continued

Twin Brook Equity Holdings, LLC	$33,380	$3,542	$(2)	$—	$1,644	$38,564	$—
Total non-controlled/affiliated investments	$33,380	$3,542	$(2)	$—	$1,644	$38,564	$—

	Investment in Affiliated Funds at Fair Value for the Six Months Ended June 30, 2023
(Amounts in thousands)	Fair Value as of January 1, 2023	Gross Additions	Gross Reductions	Net Realized Gain (Loss)	Net Change in Unrealized Appreciation (Depreciation)	Fair Value as of June 30, 2023	Dividend, Interest, PIK and Other Income
Non-controlled/affiliated investments
Twin Brook Equity Holdings, LLC	$27,468	$6,933	$(2)	$—	$4,165	$38,564	$—
Total non-controlled/affiliated investments	$27,468	$6,933	$(2)	$—	$4,165	$38,564	$—

	Investment in Affiliated Funds at Fair Value for the Three Months Ended June 30, 2022
(Amounts in thousands)	Fair Value as of April 1, 2022	Gross Additions	Gross Reductions	Net Realized Gain (Loss)	Net Change in Unrealized Appreciation (Depreciation)	Fair Value as of June 30, 2022	Dividend, Interest, PIK and Other Income
Non-controlled/affiliated investments
Twin Brook Equity Holdings, LLC	$—	$2,248	$—	$—	$—	$2,248	$—
Total non-controlled/affiliated investments	$—	$2,248	$—	$—	$—	$2,248	$—

Investment in Affiliated Funds at Fair Value for the Period from January 27, 2022 (Inception) to June 30, 2022
(Amounts in thousands)	Fair Value as of January 27, 2022 (Inception)	Gross Additions	Gross Reductions	Net Realized Gain (Loss)	Net Change in Unrealized Appreciation (Depreciation)	Fair Value as of June 30, 2022	Dividend, Interest, PIK and Other Income
Non-controlled/affiliated investments

AG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements (Unaudited) - Continued

Twin Brook Equity Holdings, LLC	$—	$2,248	$—	$—	$—	$2,248	$—
Total non-controlled/affiliated investments	$—	$2,248	$—	$—	$—	$2,248	$—
Note 7.  Commitments and Contingencies
Commitments
The Company’s investment portfolio contains debt investments that are in the form of revolving lines of credit and unfunded delayed draw commitments, which require the Company to provide funding when requested by portfolio companies in accordance with the terms of the underlying loan agreements.
Unfunded portfolio company commitments and funded debt investments are presented on the consolidated schedule of investments and are fair valued. Unrealized appreciation or depreciation, if any, is included in the consolidated statements of assets and liabilities and consolidated statements of operations.
As of June 30, 2023 and December 31, 2022, the Company had the following outstanding commitments to fund investments in current portfolio companies:

Portfolio Company	June 30, 2023	December 31, 2022
First lien senior secured debt	(Amounts in thousands)	(Amounts in thousands)
A.P.A. Industries, LLC	$1,523	$—
ACES Intermediate, LLC	6,964	6,964
ADVI Health, LLC	1,062	1,062
AHR Intermediate, Inc	8,290	12,139
ARC Healthcare Technologies, LLC	—	9,947
Ascent Lifting, Inc.	1,834	1,345
Beghou Consulting, LLC	2,654	—
Benefit Plan Administrators of Eau Claire, LLC	7,263	8,990
BPCP EE Intermedco LLC	3,387	—
BPCP WLF Intermedco LLC	7,876	7,876
Bulk Lift International, LLC	1,748	1,748
Change Academy at Lake of the Ozarks, LLC	4,436	5,786
CL Services Acquisition, LLC	4,852	—
CPS Power Buyer, LLC	2,049	4,705
Custom Agronomics Holdings, LLC	2,312	2,312
Double E Company, LLC	3,694	4,314
Endodontic Practice Partners, LLC	5,301	6,696
Esquire Deposition Solutions, LLC	2,923	6,007
Flourish Research Acquisition, LLC	2,991	—
H2 Holdco, Inc.	9,549	—
Helpware, Inc.	3,205	3,205
Hultec Buyer, LLC	3,442	—

AG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements (Unaudited) - Continued

Portfolio Company	June 30, 2023	December 31, 2022
Icreon Holdings, LLC	1,049	1,049
Industrial Air Flow Dynamics, Inc.	2,537	2,114
IPC Pain Acquistion, LLC	2,188	11,945
Ironhorse Purchaser, LLC	2,132	11,624
ITSavvy LLC	1,969	4,784
K-1 Packaging Group, LLC.	6,748	6,748
Kwalu, LLC	5,061	5,061
Load One Purchaser Corporation	9,214	9,214
MacKenzie Childs Acquisition, Inc.	450	445
Medical Technology Associates, Inc.	1,929	1,929
MWEC Management, LLC	3,192	—
Nasco Healthcare Inc.	2,492	3,322
NEFCO Holding Company, LLC	3,551	7,270
NH Kronos Buyer, Inc.	12,443	12,443
Optimized Marketing Acquisition, LLC	2,199	1,861
Propio LS, LLC	3,040	905
Purpose Home Health Acquisition, LLC	8,600	8,600
QLS Buyer, Inc	1,591	—
Raneys, LLC	5,022	1,522
Renovation Systems, LLC	3,076	—
RKD Group, LLC	4,905	4,905
Rose Paving, LLC	2,562	2,006
Shasta Buyer, LLC	1,911	1,962
Sixarp, LLC	6,912	6,912
Soccer Post Acquisition, LLC	1,608	772
Spear Education Holdings, LLC	4,463	4,463
Sun Orchard, LLC	5,223	4,875
Surplus Solutions, LLC	1,771	1,771
Treat Planet Acquisition, LLC	1,965	—
Universal Pure, LLC	5,380	12,228
US Foot and Ankle Specialists, LLC	8,664	12,467
WCI Volt Purchaser, LLC	2,249	2,249
WTWH Buyer, LLC	1,638	1,638
Yard-Nique, Inc	6,500	6,695
Zipline Logistics, LLC	6,214	6,214
Total unfunded portfolio company commitments	$227,803	$243,089
Other Commitments and Contingencies
From time to time, the Company may become a party to certain legal proceedings during the normal course of business. As of June 30, 2023, management was not aware of any material pending or threatened litigation.

AG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements (Unaudited) - Continued
Note 8.  Net Assets
Equity Issuances
At the Effective Time of the Merger, common shares of beneficial interest, par value $0.001 per share, of Private BDC outstanding immediately prior to the Effective Time were converted into a number of Class I shares of beneficial interest, par value $0.001 per share, of TCAP (the “TCAP Common Shares”) equal to a ratio of one to one. As a result, TCAP issued an aggregate of approximately 20.9 million TCAP Common Shares to former Private BDC shareholders. The TCAP Common Shares issued and outstanding immediately prior to the Effective Time remained outstanding upon the Effective Time and were unaffected by the Merger. As a result, immediately following the Merger, TCAP had approximately 20,945,030 Class I shares outstanding, and no Class S or D shares outstanding.

As of June 30, 2023, the Company had 23,183,428 shares issued and outstanding with a par value of $0.001 per share.
The following tables summarize transactions in common shares during the three and six months ended June 30, 2023 (excluding the shares issued in connection with the Merger):

	Three Months Ended June 30, 2023
	Shares	Amount in Thousands
Class I:
Proceeds from shares sold	1,921,844	$49,325

AG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements (Unaudited) - Continued

Distributions reinvested	11,162	284
Net increase (decrease)	1,933,006	$49,609

	Six Months Ended June 30, 2023
	Shares	Amount in Thousands
Class I:
Proceeds from shares sold	2,227,236	$57,140
Distributions reinvested	11,162	284
Net increase (decrease)	2,238,398	$57,424
The following tables summarize transactions in common shares during the three months ended June 30, 2022 and for the period from January 27, 2022 (Inception) to June 30, 2022 (excluding the shares issued in connection with the Merger):

	Three Months Ended June 30, 2022
	Shares	Amount in Thousands
Class I:
Proceeds from shares sold	6,999,940	$174,998
Net increase (decrease)	6,999,940	$174,998

	For the period from January 27, 2022 (Inception) to June 30, 2022
	Shares	Amount in Thousands
Class I:
Proceeds from shares sold	7,000,000	$175,000
Net increase (decrease)	7,000,000	$175,000

Dividends
The following table reflects dividends declared on common shares during the six months ended June 30, 2023.

For the Six Months Ended June 30, 2023
			Class I
Date Declared	Record Date	Payment Date	Dividend per Share	Amount in Thousands
March 27, 2023	March 31, 2023	April 28, 2023	$0.18	$3,825
April 26, 2023	April 28, 2023	May 31, 2023	$0.18	$4,019
May 25, 2023	May 31, 2023	June 30, 2023	$0.18	$4,103
June 27, 2023	June 30, 2023	July 28, 2023	$0.18	$4,173
There were no dividends declared for the three months ended June 30, 2022 and for the period from January 27, 2022 (Inception) to June 30, 2022.

Distribution Reinvestment Plan

AG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements (Unaudited) - Continued
The Company has adopted a distribution reinvestment plan, pursuant to which it reinvests all cash dividends declared by the Board on behalf of its shareholders who do not elect to receive their dividends in cash. As a result, if the Board authorizes, and the Company declares, a cash dividend or other distribution, then shareholders who have not opted out of our Company’s distribution reinvestment plan will have their cash distributions automatically reinvested in additional shares as described below, rather than receiving the cash dividend or other distribution. Distributions on fractional shares will be credited to each participating shareholder’s account to three decimal places.

Share Repurchase Plan

The Company has implemented a share repurchase program under which, at the discretion of the Board, the Company may repurchase, in each quarter, up to 5% of the NAV of the Company’s Common Shares outstanding (either by number of shares or aggregate NAV) as of the close of the previous calendar quarter. For the avoidance of doubt, such target amount is assessed each calendar quarter. The Board may amend or suspend the share repurchase program at any time (including to offer to purchase fewer shares) if in its reasonable judgment it deems such action to be in the best interest of shareholders, such as when a repurchase offer would place an undue burden on the Company’s liquidity, adversely affect the Company’s operations or risk having an adverse impact on the Company that would outweigh the benefit of the repurchase offer. As a result, share repurchases may not be available each quarter, or may only be available in an amount less than 5% of our Common Shares outstanding.

The Company intends to conduct such repurchase offers in accordance with the requirements of Rule 13e-4 promulgated under the Securities Exchange Act of 1934, as amended, and the 1940 Act. All shares purchased pursuant to the terms of each tender offer will be retired and thereafter will be authorized and unissued shares.

Under the share repurchase plan, to the extent the Company offers to repurchase shares in any particular quarter, it is expected to repurchase shares pursuant to tender offers using a purchase price equal to the NAV per share as of the last calendar day of the applicable quarter, except that shares that have not been outstanding for at least one year will be repurchased at 98% of such NAV (an “Early Repurchase Deduction”). The one-year holding period is measured as of the subscription closing date immediately following the prospective repurchase date. The Early Repurchase Deduction may be waived in the case of repurchase requests arising from the death, divorce or qualified disability of the holder; in the event that a shareholder’s shares are repurchased because the shareholder has failed to maintain the $500 minimum account balance; due to trade or operational error; and repurchases of shares submitted by discretionary model portfolio management programs (and similar arrangements) as approved by the Company. The Early Repurchase Deduction will be retained by the Company for the benefit of remaining shareholders.

During the three and six months ended June 30, 2023, no shares were repurchased.

Character of Distributions
The Company may fund its cash distributions to shareholders from any source of funds available to the Company, including but not limited to offering proceeds, net investment income from operations, capital gains proceeds from the sale of assets, dividends or other distributions paid to it on account of preferred and common equity investments in portfolio companies and expense support from the Adviser, which is subject to recoupment.

Sources of distributions, other than net investment income and realized gains on a U.S. GAAP basis, include required adjustments to U.S. GAAP net investment income in the current period to determine taxable income available for distributions. The following tables present the sources of cash distributions on a U.S. GAAP basis that the Company has declared on its shares of common stock during the six months ended June 30, 2023:

	Class I
Source of Distribution	Per Share	Amounts (in thousands)
Net investment income	$0.72	$16,120

AG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements (Unaudited) - Continued

Net realized gains	—	—
Total	$0.72	$16,120

Note 9.  Earnings Per Share
The following table sets forth the computation of basic and diluted earnings (loss) per common share for the three and six months ended June 30, 2023 and for the three months ended June 30, 2022 and for the period from January 27, 2022 (Inception) to June 30, 2022:

(Amounts in thousands, except share and per share amounts)	Three Months Ended June 30, 2023	Six Months Ended June 30, 2023	Three Months Ended June 30, 2022	Period from January 27, 2022 (Inception) to June 30, 2022
Net increase (decrease) in net assets resulting from operations	$14,034	$26,670	$(205)	$(525)
Weighted average shares of common stock outstanding - basic and diluted	22,724,706	21,890,401	2,241,785	1,533,872
Earnings (loss) per common share - basic and diluted	$0.62	$1.22	$(0.09)	$(0.34)
Note 10.  Income Taxes
Taxable income generally differs from net increase (decrease) in net assets resulting from operations due to temporary and permanent differences in the recognition of income and expenses, and generally excludes net unrealized gains or losses, as unrealized gains or losses are generally not included in taxable income until they are realized.
The Company makes certain adjustments to the classification of net assets as a result of permanent book-to-tax differences, which include differences in the book and tax basis of certain assets and liabilities, and nondeductible federal taxes or losses among other items. To the extent these differences are permanent, they are charged or credited to additional paid in capital or total distributable earnings (losses), as appropriate. There were $1,186,000 and $2,552,000 of permanent differences for the three and six months ended June 30, 2023.

AG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements (Unaudited) - Continued
Note 11.  Financial Highlights
The following are financial highlights for a common share outstanding for the six months ended June 30, 2023 and for the period from January 27, 2022 (Inception) to June 30, 2022.

(Amounts in thousands, except share and per share amounts)	Six Months Ended June 30, 2023	Period from January 27, 2022 (Inception) to June 30, 2022
Per share data:
Net asset value, beginning of period	$25.25	$25.00
Net investment income (loss)(1)	1.02	(0.34)
Net realized and unrealized gain (loss)(2)	0.20	0.27
Total from operations	1.22	(0.07)
Dividends declared	(0.72)	0.00
Total increase (decrease) in net assets	0.50	(0.07)
Net asset value, end of period	$25.75	$24.93
Shares outstanding, end of period	23,183,428	7,000,000
Total return(3)(4)	4.9%	(0.3)%
Ratios / supplemental data
Ratio of total expenses to average net assets(4)(5)(6)	5.6%	1.2%
Ratio of total net operating expenses less interest and tax expense to average net assets(4)(5)(7)	0.6%	0.5%
Ratio of net investment income (loss) before taxes to average net assets(4)(5)(8)	4.2%	(0.5)%
Ratio of net investment income (loss) after taxes to average net assets(4)(5)(9)	4.0%	(0.5)%

Net assets, end of period	$596,869	$174,475
Weighted average shares outstanding	21,890,401	1,533,872
Portfolio turnover rate(10)	11.2%	0.0%
Asset coverage ratio(11)	241.0%	17,547.5%
(1)The per share data was derived using the weighted average shares outstanding during the period.
(2)The amount shown at this caption includes the balancing amount derived from other figures in the schedule. The amount shown does not correspond with the aggregate amount for the period due to the effect of the timing of capital transactions.
(3)Total return is calculated as the change in net asset value ("NAV") per share during the period, assuming dividends and distributions, if any, are reinvested in accordance with the Company’s distribution reinvestment plan, divided by the opening NAV per share. Total return does not include upfront transaction fee, if any.
(4)Not annualized.
(5)Average net assets are computed using the average balance of net assets at the end of each month of the reporting period.
(6)Ratio of net expenses to average net assets is computed using total expenses net of waivers from the Administrator, if applicable.
(7)Ratio of net operating expenses less interest and taxes to average net assets is computed using total operating expenses net of interest expense, tax expense, organizational expense, offering expense, management fees, incentive fees, and waivers from the Administrator, if applicable.
(8)Ratio of net investment income (loss) before taxes to average net assets does not include applicable tax expenses that are not attributable to the BDC itself but are taxes to a consolidated subsidiary to the fund and thus shown on the Statements of Operations

AG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements (Unaudited) - Continued
(9)Ratio of net investment income (loss) after taxes to average net assets includes applicable tax expenses that are not attributable to the BDC itself, but are taxes to a consolidated subsidiary to the fund and thus shown on the Statements of Operations.
(10)Portfolio turnover rate is calculated using the lesser of total sales or total purchases over the average of the investments at fair value for the periods reported.
(11)Asset coverage ratio is equal to (i) the sum of (A) net assets at the end of the period and (B) total debt outstanding at the end of the period, divided by (ii) total debt outstanding at the end of the period.

AG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements (Unaudited) - Continued
Note 12.  Subsequent Events
The Company’s management evaluated subsequent events through the date of issuance of these consolidated financial statements. There have been no subsequent events that occurred that would require disclosure in, or would be required to be recognized in, these consolidated financial statements, except as discussed below:

Subsequent Subscriptions and Dividend Declarations

The Company received approximately $8.7 million of net proceeds, inclusive of distributions reinvested through the Company’s distribution reinvestment plan, relating to the issuance of Class I shares for subscriptions effective July 1, 2023. Additionally, the Company received approximately $79.7 million of net proceeds relating to the issuance of Class I shares for subscriptions effective August 1, 2023. The issuance price for August share issuances is not yet finalized at the date of this filing.

On July 27, 2023, the Company’s Board declared net distributions of $0.18 per Class I share, payable on August 31, 2023 to shareholders of record as of July 31, 2023.

The Merger with AG Twin Brook BDC, Inc.

On July 28, 2023, the Company completed its previously announced acquisition of AG Twin Brook BDC, Inc., a Delaware corporation (“AGTB” and, together with the Company, the “Parties”), with the Company continuing as the surviving company (the “Transaction”). The Transaction was completed pursuant to the Merger Agreement, dated May 19, 2023, by and between the Parties. Prior to the Transaction closing, AGTB was an affiliated BDC managed by AG Twin Brook Manager, LLC, a wholly-owned subsidiary of Angelo Gordon The Company is a public, non-exchange traded BDC, managed by AGTB Fund Manager, LLC, which is also a wholly-owned subsidiary of Angelo Gordon. The Company is the accounting survivor of the Transaction.

As of the effective time, each share of AGTB’s common stock, par value $0.001 per share, outstanding immediately prior to the effective time was converted into the right to receive $20 per share in cash, without interest (the “Per Share Consideration”), subject to any applicable withholding taxes. The Company paid cash consideration in connection with the Transaction of approximately $193 million and had transaction costs of approximately $0.8 million. The Company acquired $186 million of investments at amortized cost and fair value, with $7 million in other assets net of other liabilities.

The Transaction will be accounted for as an asset acquisition of AGTB by the Company in accordance with the asset acquisition method of accounting as detailed in ASC 805-50, Business Combinations-Related Issues, with the fair value of total consideration paid in conjunction with the Transaction allocated to the assets acquired and liabilities assumed based on their relative fair values as of the date of the Transaction. Generally, under asset acquisition accounting, acquiring assets in groups not only requires ascertaining the cost of the asset (or net assets), but also allocating that cost to the individual assets (or individual assets and liabilities) that make up the group. The cost of the group of assets acquired in an asset acquisition is allocated to the individual assets acquired or liabilities assumed based on their relative fair values of net identifiable assets acquired other than certain “non-qualifying” assets (for example cash) and does not give rise to goodwill.

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Shareholder of AG Twin Brook Capital Income Fund

Opinion on the Financial Statements

We have audited the accompanying statement of assets and liabilities of AG Twin Brook Capital Income Fund (the “Company”) as of December 31, 2022, and the related statements of operations, changes in net assets and cash flows for the period from January 27, 2022 (Inception) to December 31, 2022, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations, changes in its net assets and its cash flows for the period from January 27, 2022 (Inception) to December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
New York, New York
March 16, 2023

We have served as the auditor of one or more investment companies in the AG Twin Brook BDC group since 2019.

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, New York 10017-6204
T: (646) 471 3000, www.pwc.com/us

AG Twin Brook Capital Income Fund Statement of Assets and Liabilities

December 31, 2022
Assets
Cash	$49,724
Deferred offering costs	2,280,063
Total assets	$2,329,787
Liabilities
Due to affiliate	2,975,657
Total liabilities	2,975,657
Commitments and contingencies (Note 4)
Net assets
Class I common shares $0.001 par value, unlimited shares authorized; 2,000 shares issued and outstanding	$2
Additional paid-in-capital	49,998
Accumulated net loss	695,870
Total net assets	$(645,870)
Total liabilities and net assets	$2,329,787
Net asset value per share	$(322.94)

AG Twin Brook Capital Income Fund Statement of Operations

For the Period from January 27, 2022 (Date of Inception) through December 31, 2022
Investment loss
Expenses
Organizational costs	$527,496
Professional fees	168,098
Bank fees	276
Total expenses	$695,870
Investment loss	$695,870
Decrease in net assets resulting from operations	$695,870
Loss per share - basic and diluted	$347.94
Weighted average shares outstanding	$2,000

AG Twin Brook Capital Income Fund Statement of Changes in Net Assets

Period from January 27, 2022 (Inception) to December 31, 2022
Increase (decrease) in net assets resulting from operations
Net investment income (loss)	$(695,870)
Net increase (decrease) in net assets resulting from operations	(695,870)
Capital share transactions
Issuance of common shares	2
Additional paid in capital	49,998
Net increase (decrease) in net assets resulting from capital share transactions	50,000
Total increase (decreases) in net assets	(645,870)
Net assets, at beginning of period	—
Net assets, at end of period	$(645,870)

Capital share activity
Shares issued	2,000
Net increase in shares outstanding	2,000

AG Twin Brook Capital Income Fund
Statement of Cash Flows

Period from January 27, 2022 (Inception) to December 31, 2022
Cash flows from operating activities
Net increase (decrease) in net assets resulting from operations	$(695,870)
Adjustments to reconcile net increase (decrease) in net assets resulting from operations to net cash provided by (used in) operating activities:
Change in operating assets and liabilities:
Increase (decrease) in due to affiliate	2,975,657
Net cash provided by (used in) operating activities	2,279,787
Cash flows from financing activities
Proceeds from issuance of common shares	50,000
(Increase) in deferred offering costs	(2,280,063)
Net cash provided by (used in) financing activities	$(2,230,063)
Net change in cash	49,724
Cash
Cash, beginning of period	—
Cash, end of period	$49,724

AG Twin Brook Capital Income Fund Notes to Financial Statements December 31, 2022

1.Organization
AG Twin Brook Capital Income Fund (“TCAP” or the “Company”) is a Delaware statutory trust which was formed on January 27, 2022 (date of inception). AGTB Fund Manager, LLC (the “Advisor”), a wholly-owned subsidiary of Angelo, Gordon & Co., L.P. (“Angelo Gordon”), serves as the investment adviser of the Company. The Advisor is registered as an investment adviser with the U.S. Securities and Exchange Commission (the “SEC”) under the Investment Advisers Act of 1940. The Company has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940. The Company intends to elect to be treated for federal income tax purposes, and intends to qualify annually thereafter, as a regulated investment company (“RIC”) as defined under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”).
There were no operations other than those related to the Company’s organization and preparation for its public, ongoing offering prior to December 31, 2022. As of December 31, 2022, the Advisor contributed $50,000 of capital to the Company. In exchange for this contribution, the Advisor has received 2,000 Class I shares of the Company.
As of December 31, 2022, the Board of Trustees authorized the Company to issue an unlimited number of shares. On December 15, 2022, the Company’s registration statement on Form N-2, registering the continuous offer and sale (the “Offering”) of up to $5 billion in the Company’s common shares of beneficial interest, was declared effective by the Securities and Exchange Commission (“SEC”).
The Company’s investment objective is to seek to generate attractive, consistent total returns, predominantly in the form of current income and, to a lesser extent, capital appreciation, by targeting investment opportunities with favorable risk-adjusted returns. The Company was formed to merge with an affiliated privately offered, business development company, AGTB Private BDC, a Delaware statutory trust (the “Private BDC”), which has the same investment adviser, substantially the same investment objectives and policies as us and the same management and advisory fees as us (the “Merger”). On January 1, 2023, the Company, completed its merger (the “Merger”) with Private BDC, with TCAP continuing as the surviving company and Private BDC continuing as the accounting survivor. The Merger was completed pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated December 30, 2022, by and between TCAP and Private BDC. See “Subsequent Events” footnote.
2.Significant Accounting Policies
Basis of Accounting
The preparation of these financial statements is in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).  The Company is an investment company and accordingly follows the investment company accounting and reporting guidance of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (“ASC”) Topic 946, Financial Services – Investment Companies.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses, including organizational expenses and deferred offering costs, during the reporting period. Actual results could differ from those estimates.

AG Twin Brook Capital Income Fund Notes to Financial Statements December 31, 2022
Cash
Cash is comprised of cash on deposit with major financial institutions. The Company places its cash with high credit quality institutions to minimize credit risk exposure.
Organizational Costs
Organizational costs to establish the Company are charged to expense as incurred. These expenses consist primarily of legal fees and other costs of organizing the Company.
Offering Costs
Offering costs in connection with the offering of common shares of the Company are capitalized as a deferred charge and amortized to expense on a straight-line basis over 12 months from the commencement of operations, which has not yet occurred. These expenses consist primarily of legal fees and other costs incurred with Company’s share offerings, the preparation of the Company’s registration statement, and registration fees.
New Accounting Pronouncements
Management does not believe any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying financial statements.
3.Federal Income Taxes
The Company intends to elect to be treated as a Regulated Investment Company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended. As a RIC, the Company generally will not have to pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that it distributes timely to its shareholders as dividends. Any tax liability related to income earned and distributed by the Company represents obligations of the Company’s investors and will not be reflected in the financial statements of the Company.
The Company evaluates tax positions taken or expected to be taken in the course of preparing its financial statements to determine whether the tax positions are “more-likely-than-not” to be sustained by the applicable tax authority. Tax positions not deemed to meet the “more-likely-than-not” threshold are reserved and recorded as a tax benefit or expense in the current year. All penalties and interest associated with income taxes are included in income tax expense. Conclusions regarding tax positions are subject to review and may be adjusted at a later date based on factors including, but not limited to, on-going analyses of tax laws, regulations and interpretations thereof. For the period January 27, 2022 (date of inception) through December 31, 2022, there were no tax expenses and no interest and penalties were incurred.
4.Commitments and Contingencies
From time to time, the Company may become a party to certain legal proceedings during the normal course of business. As of December 31, 2022, management was not aware of any pending or threatened litigation.
5.Agreements and Related Party Transactions
Administration Agreement
On October 25, 2022, the Company entered into an Administration Agreement (the “Administration Agreement”) with the Advisor (the “Administrator”). Under the terms of the Administration Agreement, the Administrator performs, or oversees the performance of, required administrative services, which include

AG Twin Brook Capital Income Fund Notes to Financial Statements December 31, 2022
providing office space, equipment and office services, maintaining financial records, preparing reports to shareholders and reports filed with the SEC, and managing the payment of expenses and the performance of administrative and professional services rendered by others.
The Company reimburses the Administrator for services performed for it pursuant to the terms of the Administration Agreement. In addition, pursuant to the terms of the Administration Agreement, the Administrator may delegate its obligations under the Administration Agreement to an affiliate or to a third party and the Company will reimburse the Administrator for any services performed for it by such affiliate or third party.
Unless earlier terminated as described below, the Administration Agreement will remain in effect until October 25, 2024 and from year to year thereafter if approved annually by the vote of the Board of Trustees of the Company and the vote of a majority of the Company’s Independent Trustees. The Administration Agreement may be terminated by either party without penalty upon not less than 60 days’ written notice to the other.
No person who is an officer, director, or employee of the Administrator or its affiliates and who serves as a trustee of the Company receives any compensation from the Company for his or her services as a trustee. However, the Company reimburses the Administrator (or its affiliates) for an allocable portion of the compensation paid by the Administrator or its affiliates to the Company’s officers who provide operational and administrative services, as well as their respective staffs and other professionals who provide services to the Company, who assist with the preparation, coordination and administration of the foregoing or provide other “back office” or “middle office”, financial or operational services to the Company (based on the percentage of time those individuals devote, on an estimated basis, to the business and affairs of the Company). Trustees who are not affiliated with the Administrator receive compensation for their services and reimbursement of expenses incurred to attend meetings.
Investment Management Agreement
On October 25, 2022, the Company entered into an Investment Management Agreement (the “Investment Management Agreement”) with the Advisor. Under the terms of the Investment Management Agreement, the Advisor is responsible for originating prospective investments, conducting research and due diligence investigations on potential investments, analyzing investment opportunities, negotiating and structuring the Company’s investments and monitoring the Company’s investments and portfolio companies on an ongoing basis.
Unless earlier terminated as described below, the Investment Management Agreement will remain in effect until October 25, 2024 and from year to year thereafter if approved annually by the vote of the Board of Trustees of the Company or by the vote of a majority of the outstanding voting securities of the Company, and the vote of a majority of the Company’s Independent Trustees. The Investment Management Agreement will automatically terminate in the event of assignment. The Investment Management Agreement may be terminated by either party without penalty; 1) on 60 days’ written notice by the Company, 2) by the vote of a majority of the outstanding voting securities of the Company, 3) by the vote of the Company’s trustees or, 4) on 120 days’ written notice by the Advisor.
From time to time, the Advisor may pay amounts owed by the Company to third-party providers of goods or services, including the Board, and the Company will subsequently reimburse the Advisor for such amounts paid on its behalf. Amounts payable to the Advisor are settled in the normal course of business without formal payment terms.
The Investment Management Agreement also provides that the Company reimburses the Advisor for certain organizational costs incurred prior to the commencement of the Company’s operations, and for certain offering costs.

AG Twin Brook Capital Income Fund Notes to Financial Statements December 31, 2022
As of December 31, 2022, the Company has a $1,752,567 payable to the Advisor for organizational and offering expenses, which is included in due to affiliate on the statement of assets and liabilities.
As of December 31, 2022, the Company has a $168,098 payable to the Advisor for professional fees, which is included in due to affiliate on the statement of assets and liabilities.
Under the terms of the Investment Management Agreement, the Company will pay the Advisor a base management fee and may also pay to it certain incentive fees. The cost of both the base management fee and the incentive fee will ultimately be borne by the Company’s shareholders. There were no base management fees or incentive fees as of December 31, 2022.
The base management fee is calculated at an annual rate of 1.25% of the Company’s net assets. For services rendered under the Investment Management Agreement, the base management fee is payable monthly in arrears. The base management fee is calculated based on the Company’s net assets at the first business day of the applicable month. For the first calendar month in which the Company has operations, net assets will be measured as the beginning net assets as of the date on which the Company begins operations. Base management fees for any partial month or quarter will be appropriately pro-rated.
Pursuant to the Investment Management Agreement, the Advisor is entitled to an incentive fee (“Incentive Fee”), which consists of two components; an incentive fee based on income and an incentive fee based on capital gains.
The portion based on the Company’s income is based on Pre-Incentive Fee Net Investment Income Returns. “Pre-Incentive Fee Net Investment Income Returns” means, as the context requires, either the dollar value of, or percentage rate of return on the value of the Company’s net assets at the end of the immediate preceding quarter from, interest income, dividend income and any other income (including any other fees), such as commitment, origination, structuring, diligence and consulting fees or other fees that the Company receives from portfolio companies accrued during the calendar quarter, minus the Company’s operating expenses accrued for the quarter (including the management fee, expenses payable under the Administration Agreement entered into between the Company and the Administrator, and any interest expense or fees on any credit facilities or outstanding debt and dividends paid on any issued and outstanding preferred shares, but excluding the incentive fee and any shareholder servicing and/or distribution fees).
Pre-Incentive Fee Net Investment Income Returns include, in the case of investments with a deferred interest feature (such as original issue discount (“OID”), debt instruments with payment-in-kind (“PIK”) interest and zero coupon securities), accrued income that the Company has not yet received in cash. Pre-Incentive Fee Net Investment Income Returns do not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The impact of expense support payments and recoupments are also excluded from Pre-Incentive Fee Net Investment Income Returns.
Pre-Incentive Fee Net Investment Income Returns, expressed as a rate of return on the value of the Company’s net assets at the end of the immediate preceding quarter, is compared to a “hurdle rate” of return of 1.25% per quarter (5.0% annualized).
The Company will pay the Advisor an incentive fee quarterly in arrears with respect to the Company’s Pre-Incentive Fee Net Investment Income Returns in each calendar quarter as follows:
No incentive fee based on Pre-Incentive Fee Net Investment Income Returns in any calendar quarter in which the Company’s Pre-Incentive Fee Net Investment Income Returns do not exceed the hurdle rate of 1.25% per quarter (5.0% annualized) (the “hurdle rate” or “Hurdle”);
100% of the dollar amount of the Company’s Pre-Incentive Fee Net Investment Income Returns with respect to that portion of such Pre-Incentive Fee Net Investment Income Returns, if any, that exceeds the Hurdle but

AG Twin Brook Capital Income Fund Notes to Financial Statements December 31, 2022
is less than a rate of return of 1.43% (5.72% annualized). The Company refers to this portion of its Pre-Incentive Fee Net Investment Income Returns (which exceeds the hurdle rate but is less than 1.43%) as the “catch-up.” The “catch-up” is meant to provide the Advisor with approximately 12.5% of the Company’s Pre-Incentive Fee Net Investment Income Returns as if a hurdle rate did not apply if this net investment income exceeds 1.43% in any calendar quarter; and
12.5% of the dollar amount of the Company’s Pre-Incentive Fee Net Investment Income Returns, if any, that exceed a rate of return of 1.43% (5.72% annualized). This reflects that once the Hurdle is reached and the catch-up is achieved, 12.5% of all Pre-Incentive Fee Net Investment Income Returns thereafter are allocated to the Advisor.
These calculations are pro-rated for any period of less than three months and adjusted for any share issuances or repurchases during the relevant quarter.
The second component of the incentive fee, the capital gains incentive fee, is payable at the end of each calendar year in arrears. The amount payable equals 12.5% of cumulative realized capital gains from inception through the end of such calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid incentive fee on capital gains as calculated in accordance with GAAP. We will accrue, but will not pay, a capital gains incentive fee with respect to unrealized appreciation because a capital gains incentive fee would be owed to the Adviser if we were to sell the relevant investment and realize a capital gain.
Expense Support and Conditional Reimbursement Agreement
The Company entered into an expense support and conditional reimbursement agreement (the “Expense Support Agreement”) with the Adviser on October 25, 2022. The Adviser may elect to pay certain expenses (each, an “Expense Payment”), provided that no portion of the payment will be used to pay any interest or distributions and/or shareholder servicing fees of the Company. Any Expense Payment that the Adviser has committed to pay must be paid by the Adviser to the Company in any combination of cash or other immediately available funds no later than forty-five days after such commitment was made in writing, and/or offset against amounts due from the Company to the Adviser or its affiliates.
Following any calendar month in which Available Operating Funds (as defined below) exceed the cumulative distributions accrued to the Company’s shareholders based on distributions declared with respect to record dates occurring in such calendar month (the amount of such excess being hereinafter referred to as “Excess Operating Funds”), the Company shall pay such Excess Operating Funds, or a portion thereof, to the Adviser until such time as all Expense Payments made by the Adviser to the Company within three years prior to the last business day of such calendar month have been reimbursed. Any payments required to be made by the Company shall be referred to herein as a “Reimbursement Payment”. “Available Operating Funds” means the sum of (i) net investment company taxable income (including net short-term capital gains reduced by net long-term capital losses), (ii) net capital gains (including the excess of net long-term capital gains over net short-term capital losses) and (iii) dividends and other distributions paid on account of investments in portfolio companies (to the extent such amounts listed in clause (iii) are not included under clauses (i) and (ii) above).
No Reimbursement Payment for any month will be made if: (1) the “Effective Rate of Distributions Per Share” (as defined below) declared by the Company at the time of such Reimbursement Payment is less than the Effective Rate of Distributions Per Share at the time the Expense Payment was made to which such Reimbursement Payment relates, or (2) the “Operating Expense Ratio” (as defined below) at the time of such Reimbursement Payment is greater than the Operating Expense Ratio at the time the Expense Payment was made to which such Reimbursement Payment relates. Pursuant to the Expense Support Agreement, “Effective Rate of Distributions Per Share” means the annualized rate (based on a 365 day year) of regular cash distributions per share exclusive of returns of capital, distribution rate reductions due to distribution and

AG Twin Brook Capital Income Fund Notes to Financial Statements December 31, 2022
shareholder fees, and declared special dividends or special distributions, if any. The “Operating Expense Ratio” is calculated by dividing operating expenses, less organizational and offering expenses, base management and incentive fees owed to Adviser, and interest expense, by net assets.
The Company’s obligation to make a Reimbursement Payment shall automatically become a liability of the Company on the last business day of the applicable calendar month, except to the extent the Adviser has waived its right to receive such payment for the applicable month.
For the period from January 27, 2022 (Inception) to December 31, 2022, no such Expense Payments were made by the Adviser.
6.Financial Highlights
Financial highlights are not required for the period January 27, 2022 (date of inception) through December 31, 2022 as the Company has not issued any shares other than the initial 2,000 shares to the Adviser.
7.Subsequent Events
The Company’s management evaluated subsequent events through March 16, 2023, the date the financial statements were available to be issued. Management has determined that there are no additional material events that would require adjustment to or disclosure in the Company’s financial statements, other than those disclosed below.
On January 1, 2023, the Company completed the Merger with Private BDC, with TCAP continuing as the surviving company. The Merger was completed pursuant to Merger Agreement, dated December 30, 2022, by and between TCAP and Private BDC. Prior to the Merger closing, Private BDC was an affiliated, privately-offered business development company (“BDC”) managed by the Advisor. TCAP is a public, non-exchange traded BDC, with the same investment manager and investment objective as Private BDC.
The Boards of Trustees of both TCAP and Private BDC (each, a “Board”), in each case, including the majority of the trustees who are not “interested persons” (as such term is defined in the Investment Company Act of 1940, as amended (the “1940 Act”)), approved the Merger Agreement and the transactions contemplated thereby, consistent with the requirements under Rule 17a-8 of the 1940 Act. As a result, and as previously disclosed in TCAP’s registration statement on Form N-2, the Merger did not require shareholder approval by the shareholders of either TCAP or Private BDC for the Merger to be effected. The Merger Agreement contains customary representations and warranties by each of TCAP and Private BDC. The Merger Agreement also contains customary covenants, including, among others, covenants relating to the operation of each of TCAP’s and Private BDC’s businesses during the period prior to the closing of the Merger. Pursuant to the Merger Agreement, TCAP and Private BDC intend the Merger to be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and each received an opinion to that effect from Simpson, Thacher & Bartlett LLP in connection with the closing.
Pursuant to the Merger Agreement, TCAP and Private BDC caused the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware on December 30, 2022. The Merger became effective on January 1, 2023 (the “Effective Time”), as agreed to by the parties and specified in the Certificate of Merger.
At the Effective Time, common shares of beneficial interest, par value $0.001 per share, of Private BDC outstanding immediately prior to the Effective Time were converted into a number of Class I shares of beneficial interest, par value $0.001 per share, of TCAP (the “TCAP Common Shares”) equal to a ratio of one to one. As a result, TCAP issued an aggregate of approximately 20.9 million TCAP Common Shares to

AG Twin Brook Capital Income Fund Notes to Financial Statements December 31, 2022
former Private BDC shareholders. At the time of the Merger, Private BDC had approximately $529 million in net assets or $25.25 per share. At the time of the Merger, the Private BDC had approximately $824 million of investments at fair value and approximately $323 million of debt outstanding under the Private BDC’s credit facilities along with other operating assets and liabilities, all of which were assumed by TCAP in the Merger. The TCAP Common Shares issued and outstanding immediately prior to the Effective Time remained outstanding upon the Effective Time and were unaffected by the Merger. As a result, immediately following the Merger, TCAP had approximately 20.9 million Class I shares outstanding, and no Class S or D common shares outstanding.
The financial statements of the Private BDC are included as Exhibit 99.1 of this 10-K, should be considered when reading the financial statements of TCAP.

AG Twin Brook BDC, Inc.
Consolidated Statements of Assets and Liabilities
(Amounts in thousands, except share and per share amounts)

	June 30, 2023	December 31, 2022
	(Unaudited)
Assets
Investments at fair value:
Non-controlled/non-affiliated investments at fair value (amortized cost of $178,602 and $180,526, respectively)	$177,163	$179,785
Non-controlled/affiliated investments at fair value (amortized cost of $7,242 and $7,137, respectively)	9,084	10,354
Cash	15,445	12,028
Interest receivable	924	775
Prepaid expenses	173	127
Total assets	$202,789	$203,069
Liabilities
Unrealized loss on foreign currency forward contracts	$29	$15
Dividend payable	2,418	5,030
Accrued expenses and other liabilities payable to affiliate	1,235	677
Incentive fees payable	1,194	1,295
Deferred tax liability	389	—
Management fees payable	278	281
Deferred income	154	184
Total liabilities	5,697	7,482
Commitments and contingencies (Note 8)
Net assets
Common shares $0.001 par value, 100,000,000 shares authorized; 9,672,358 and 9,672,358 shares issued and outstanding, respectively	$10	$10
Additional paid-in-capital	194,184	193,704
Total distributable earnings (loss)	2,898	1,873
Total net assets	197,092	195,587
Total liabilities and net assets	$202,789	$203,069
Net asset value per share	$20.38	$20.22
The accompanying notes are an integral part of these consolidated financial statements.

AG Twin Brook BDC, Inc.
Consolidated Statements of Operations
(Amounts in thousands, except share and per share amounts)
(Unaudited)

	Three Months Ended June 30, 2023	Three Months Ended June 30, 2022	Six Months Ended June 30, 2023	Six Months Ended June 30, 2022
Investment income
Investment income from non-controlled, non-affiliated investments:
Interest	$5,397	$3,176	$10,647	$6,099
Other	92	288	191	437
Total investment income from non-controlled, non-affiliated investments:	5,489	3,464	10,838	6,536
Total investment income	5,489	3,464	10,838	6,536
Expenses
Incentive fees(1)	$697	$442	$1,273	$823
Management fees(1)	278	254	559	495
Deferred tax expense	(147)	—	389	—
Professional fees	119	162	211	281
Accounting fees	114	105	227	209
Other	35	131	141	217
Current tax expense	65	—	271	—
Directors' fees	45	45	90	90
Administrative fees(1)	91	63	106	117
Insurance fees	—	66	6	156
Interest	—	—	—	55
Total net expenses	1,297	1,268	3,273	2,443
Net investment income (loss)	4,192	2,196	7,565	4,093
Net realized and unrealized gain (loss) on investment transactions
Net realized gain (loss) on investment transactions:
Non-controlled, non-affiliated investments	$3	$22	$2	$57
Non-controlled, affiliated investments	104	—	880	—
Foreign currency forward transactions	4	30	(18)	28
Net change in unrealized gain (loss) on investment transactions:
Non-controlled, non-affiliated investments	(65)	(246)	(698)	(58)
Non-controlled, affiliated investments	(724)	815	(1,375)	1,064
Foreign currency forward contracts	(38)	18	(15)	—
Foreign currency translation	—	2	—	—
Total net realized and unrealized gain (loss) on investment transactions	(716)	641	(1,224)	1,091
Net increase (decrease) in net assets resulting from operations	$3,476	$2,837	$6,341	$5,184
Net investment income (loss) per share - basic and diluted	$0.43	$0.23	$0.78	$0.44
Earnings (loss) per share - basic and diluted	$0.36	$0.30	$0.66	$0.56
Weighted average shares outstanding - basic and diluted	9,672,358	9,345,477	9,672,358	9,243,891
(1)Refer to Note 6 - Agreements and Related Party Transactions
The accompanying notes are an integral part of these consolidated financial statements.

AG Twin Brook BDC, Inc.
Consolidated Statements of Changes in Net Assets
(Amounts in thousands, except share amounts)
(Unaudited)

	Three Months Ended June 30, 2023	Three Months Ended June 30, 2022	Six Months Ended June 30, 2023	Six Months Ended June 30, 2022
Increase (decrease) in net assets resulting from operations
Net investment income (loss)	$4,192	$2,196	$7,565	$4,093
Net realized gain (loss)	111	52	864	85
Net change in unrealized gain (loss)	(827)	589	(2,088)	1,006
Net increase in net assets resulting from operations	3,476	2,837	6,341	5,184
Dividends
Dividends declared from earnings	(2,418)	(3,763)	(4,836)	(3,763)
Net decrease in net assets resulting from dividends	(2,418)	(3,763)	(4,836)	(3,763)
Capital share transactions
Issuance of common shares	—	10,800	—	10,800
Net increase in net assets resulting from capital share transactions	—	10,800	—	10,800
Total increase in net assets	1,058	9,874	1,505	12,221
Net assets, at beginning of period	196,034	186,445	195,587	184,098
Net assets, at end of period	$197,092	$196,319	$197,092	$196,319
Capital share activity
Shares issued	—	531,182	—	531,182
Net increase in shares outstanding	—	531,182	—	531,182
Dividends declared per share	$0.25	$0.40	$0.50	$0.40
The accompanying notes are an integral part of these consolidated financial statements.

AG Twin Brook BDC, Inc.
Consolidated Statements of Cash Flows
(Amounts in thousands)
(Unaudited)

	Six Months Ended June 30, 2023	Six Months Ended June 30, 2022
Cash flows from operating activities
Net increase (decrease) in net assets resulting from operations	$6,341	$5,184
Adjustments to reconcile net increase (decrease) in net assets resulting from operations to net cash provided by (used in) operating activities:
Net realized (gain) loss on investments	(882)	(57)
Net change in unrealized (appreciation) depreciation on investments	2,073	(1,006)
Net change in unrealized (appreciation) depreciation on foreign currency forward contracts	15	—
Net accretion on debt instruments	(425)	(357)
Net paydown gain on debt instruments	(160)	(93)
Interest received in-kind	(108)	(25)
Purchases and drawdowns of investments	(13,034)	(42,140)
Proceeds from sales and paydowns of investments	16,428	23,020
Amortization of deferred financing costs	—	47
Change in operating assets and liabilities:
(Increase) decrease in interest receivable	(149)	—
(Increase) decrease in prepaid expenses	(47)	124
Increase (decrease) in incentive fees payable	(101)	97
Increase (decrease) in accrued expenses and other liabilities payable to affiliate	558	32
Increase (decrease) in deferred tax liability	389	—
Increase (decrease) in management fees payable	(3)	58
Increase (decrease) in deferred income	(30)	(13)
Increase (decrease) in interest payable	—	(7)
Net cash provided by (used in) operating activities	10,865	(15,136)
Cash flows from financing activities
Proceeds from issuance of common shares	—	10,800
Dividends paid	(7,448)	(3,643)
Net cash provided by (used in) financing activities	(7,448)	7,157
Net change in cash	3,417	(7,979)
Cash
Cash, beginning of period	12,028	27,711
Cash, end of period	$15,445	$19,732

Supplemental and non-cash information
Cash paid during the period for interest	$—	$15
Dividend payable	$2,418	$1,934
Cash paid during the period for income taxes	$45	$16
The accompanying notes are an integral part of these consolidated financial statements.

AG Twin Brook BDC, Inc.
Consolidated Schedule of Investments
As of June 30, 2023
(Amounts in thousands)
(Unaudited)

Company(1)(2)	Investment	Reference Rate and Spread(5)		Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value		Percentage of Net Assets
Investments
Non-controlled/non-affiliated senior secured debt
Aerospace and defense
Mattco Forge, Inc. (6)	First lien senior secured revolving loan	S +	5.75%	11.34%	12/6/2024	$506	$(4)	$(7)		0.00%
Mattco Forge, Inc.	First lien senior secured term loan	S +	5.75%	11.34%	12/6/2024	2,064	2,043	2,035		1.03%
							2,039	2,028		1.03%
Air Freight & Logistics
Load One Purchaser Corporation (6)	First lien senior secured delayed draw term loan	S +	5.75%	11.25%	6/21/2028	$150	$(2)	$(2)	-3000	0.00%
Load One Purchaser Corporation	First lien senior secured revolving loan	S +	5.75%	11.25%	6/21/2028	75	6	6	9000	0.00%
Load One Purchaser Corporation	First lien senior secured term loan	S +	5.75%	11.25%	6/21/2028	806	792	794	798000	0.40%
							796	798		0.40%
Auto components
AvCarb, LLC	First lien senior secured delayed draw term loan	S +	6.00%	11.29%	11/12/2026	$664	$223	$222		0.11%
AvCarb, LLC	First lien senior secured revolving loan	L +	6.00%	11.31%	11/12/2026	38	14	15		0.01%
AvCarb, LLC	First lien senior secured term loan	S +	6.00%	11.29%	11/12/2026	492	485	486		0.25%
CCG Acquisition, Inc. (6)	First lien senior secured revolving loan	S +	6.00%	11.50%	5/17/2027	19	—	—		0.00%
CCG Acquisition, Inc.	First lien senior secured term loan	S +	6.00%	11.50%	5/17/2027	422	417	417		0.21%
Raneys, LLC (6)	First lien senior secured revolving loan	S +	6.00%	11.50%	6/7/2027	38	(1)	(1)		0.00%
Raneys, LLC	First lien senior secured term loan	S +	6.00%	11.50%	6/7/2027	450	442	442		0.22%
Vehicle Accessories, Inc. (6)	First lien senior secured revolving loan	P +	4.50%	12.50%	11/30/2026	38	—	—		0.00%
Vehicle Accessories, Inc.	First lien senior secured term loan	S +	5.50%	11.00%	11/30/2026	1,658	1,648	1,651		0.84%
							3,228	3,232		1.64%
Chemicals
AM Buyer, LLC	First lien senior secured revolving loan	S +	6.75%	12.06%	5/1/2025	$111	$47	$47		0.02%
AM Buyer, LLC	First lien senior secured term loan	S +	6.75%	12.25%	5/1/2025	467	462	464		0.24%
Answer Acquisition, LLC	First lien senior secured term loan	S +	5.75%	11.14%	12/30/2026	1,690	1,665	1,668		0.85%
Custom Agronomics Holdings, LLC	First lien senior secured term loan	S +	6.50%	12.00%	8/30/2027	235	231	231		0.12%
SASE Company, LLC	First lien senior secured revolving loan	S +	6.00%	11.22%	11/15/2026	38	22	22		0.01%
SASE Company, LLC	First lien senior secured term loan	S +	6.00%	11.22%	11/15/2026	1,607	1,584	1,587		0.80%
Teel Plastics, LLC (6)	First lien senior secured revolving loan	S +	5.00%	10.22%	1/24/2025	324	(3)	(1)		0.00%
Teel Plastics, LLC	First lien senior secured term loan	S +	5.00%	10.22%	1/24/2025	1,778	1,763	1,773		0.90%
USALCO, LLC	First lien senior secured revolving loan	S +	6.00%	11.22%	10/19/2026	100	57	57		0.03%
USALCO, LLC	First lien senior secured term loan	S +	6.00%	11.22%	10/19/2027	1,875	1,860	1,864		0.94%
							7,688	7,712		3.91%

AG Twin Brook BDC, Inc.
Consolidated Schedule of Investments
As of June 30, 2023
(Amounts in thousands)
(Unaudited)

Company(1)(2)	Investment	Reference Rate and Spread(5)		Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Commercial services and supplies
Alliance Environmental Group, LLC	First lien senior secured delayed draw term loan	S +	6.00%	11.50%	12/30/2027	$74	$53	$53	0.03%
Alliance Environmental Group, LLC	First lien senior secured revolving loan	L +	6.00%	11.50%	12/30/2027	38	33	33	0.02%
Alliance Environmental Group, LLC	First lien senior secured term loan	S +	6.00%	11.50%	12/30/2027	1,464	1,441	1,444	0.72%
Edko Acquisition, LLC (6)(8)	First lien senior secured revolving loan	S +	5.75%	11.25%	6/25/2026	38	—	—	0.00%
Edko Acquisition, LLC	First lien senior secured term loan	S +	5.75%	11.25%	6/25/2026	1,133	1,118	1,120	0.57%
Franchise Fastlane, LLC (6)	First lien senior secured revolving loan	S +	5.50%	10.81%	5/2/2027	15	—	—	0.00%
Franchise Fastlane, LLC	First lien senior secured term loan	S +	5.50%	10.81%	5/2/2027	1,164	1,144	1,146	0.58%
Gold Medal Holdings, Inc. (9)	First lien senior secured revolving loan	S +	7.00%	12.47%	3/17/2027	50	44	44	0.02%
Gold Medal Holdings, Inc.	First lien senior secured term loan	S +	7.00%	12.50%	3/17/2027	720	711	715	0.36%
Green Monster Acquisition, LLC (6)	First lien senior secured revolving loan	S +	5.50%	11.03%	12/28/2026	38	(1)	—	0.00%
Green Monster Acquisition, LLC	First lien senior secured term loan	S +	5.50%	11.03%	12/28/2026	1,170	1,153	1,154	0.59%
HLSG Intermediate, LLC	First lien senior secured delayed draw term loan	S +	6.50%	11.72%	3/31/2028	95	94	94	0.05%
HLSG Intermediate, LLC	First lien senior secured revolving loan	S +	6.50%	11.72%	3/31/2028	60	19	19	0.01%
HLSG Intermediate, LLC	First lien senior secured term loan	S +	6.50%	11.72%	3/31/2028	999	989	991	0.50%
Nimlok Company, LLC (6)(10)	First lien senior secured revolving loan	S +	5.50%	11.03%	11/27/2024	320	(2)	(3)	0.00%
Nimlok Company, LLC	First lien senior secured term loan	S +	5.50%	11.03%	11/27/2025	1,868	1,847	1,848	0.93%
Nimlok Company, LLC	First lien senior secured term loan	S +	5.50%	11.03%	11/27/2025	738	728	730	0.37%
Steel City Wash, LLC	First lien senior secured delayed draw term loan	S +	6.50%	12.00%	12/27/2026	142	140	140	0.07%
Steel City Wash, LLC	First lien senior secured revolving loan	S +	6.50%	11.93%	12/27/2026	38	21	21	0.01%
Steel City Wash, LLC	First lien senior secured term loan	S +	6.50%	12.00%	12/27/2026	790	778	780	0.40%
PRA Acquisition, LLC	First lien senior secured revolving loan	P +	5.50%	13.75%	5/12/2028	56	10	10	0.01%
PRA Acquisition, LLC	First lien senior secured term loan	S +	6.50%	11.79%	5/12/2028	638	622	621	0.32%
QLS Buyer, Inc (6)	First lien senior secured revolving loan	S +	6.00%	11.23%	5/2/2028	38	(1)	(1)	0.00%
QLS Buyer, Inc	First lien senior secured term loan	S +	6.00%	11.23%	5/2/2028	480	468	468	0.24%
							11,409	11,427	5.80%
Construction and engineering
BCI Burke Holding Corp.	First lien senior secured delayed draw term loan	S +	5.50%	11.00%	12/14/2027	$131	$24	$24	0.01%
BCI Burke Holding Corp. (6)	First lien senior secured revolving loan	S +	5.50%	11.00%	12/14/2027	79	(1)	(1)	0.00%
BCI Burke Holding Corp.	First lien senior secured term loan	S +	5.50%	11.00%	12/14/2027	869	860	861	0.44%
CPS HVAC Group, LLC	First lien senior secured delayed draw term loan	L +	6.75%	12.25%	12/15/2026	150	32	30	0.02%
CPS HVAC Group, LLC (11)	First lien senior secured revolving loan	L +	6.75%	12.25%	12/15/2026	38	10	10	0.01%
CPS HVAC Group, LLC	First lien senior secured term loan	S +	6.75%	12.25%	12/15/2026	271	267	263	0.13%
Domino Equipment Company, LLC (6)	First lien senior secured revolving loan	S +	6.50%	11.96%	4/1/2026	79	(1)	(1)	0.00%
Domino Equipment Company, LLC	First lien senior secured term loan	S +	6.50%	11.96%	4/1/2026	506	496	497	0.25%
Highland Acquisition, Inc. (6)	First lien senior secured revolving loan	S +	5.75%	11.25%	3/9/2027	30	—	—	0.00%

AG Twin Brook BDC, Inc.
Consolidated Schedule of Investments
As of June 30, 2023
(Amounts in thousands)
(Unaudited)

Company(1)(2)	Investment	Reference Rate and Spread(5)		Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Highland Acquisition, Inc.	First lien senior secured term loan	S +	5.75%	11.25%	3/9/2027	871	857	858	0.43%
Rose Paving, LLC	First lien senior secured revolving loan	S +	5.50%	10.94%	11/7/2028	94	43	43	0.02%
Rose Paving, LLC	First lien senior secured term loan	S +	5.50%	10.70%	11/7/2028	747	730	731	0.37%
							3,317	3,315	1.68%
Containers and packaging
Bulk Lift International, LLC (6)	First lien senior secured delayed draw term loan	S +	6.75%	12.25%	11/15/2027	$128	$(3)	$(3)	0.00%
Bulk Lift International, LLC (6)	First lien senior secured revolving loan	S +	6.75%	12.25%	11/15/2027	53	(1)	(1)	0.00%
Bulk Lift International, LLC	First lien senior secured term loan	S +	6.75%	12.25%	11/15/2027	424	414	414	0.21%
Innovative FlexPak, LLC	First lien senior secured revolving loan	P +	7.00%	15.25%	1/23/2025	627	498	315	0.16%
Innovative FlexPak, LLC	First lien senior secured term loan	S +	7.00%	12.22%	1/23/2025	2,964	2,925	2,067	1.05%
MRC Keeler Acquisition, LLC	First lien senior secured delayed draw term loan	S +	5.75%	11.14%	12/4/2025	73	72	72	0.04%
MRC Keeler Acquisition, LLC (6)	First lien senior secured revolving loan	S +	5.75%	11.14%	12/4/2025	150	(1)	(1)	0.00%
MRC Keeler Acquisition, LLC	First lien senior secured term loan	S +	5.75%	11.14%	12/4/2025	904	895	896	0.45%
Vanguard Packaging, LLC (6)	First lien senior secured revolving loan	L +	5.00%	10.27%	8/9/2024	535	(2)	(3)	0.00%
Vanguard Packaging, LLC	First lien senior secured term loan	L +	5.00%	10.27%	8/9/2024	1,152	1,148	1,146	0.58%
							5,945	4,902	2.49%
Distributors
RTP Acquisition, LLC	First lien senior secured revolving loan	S +	6.50%	11.72%	8/17/2026	$38	$3	$3	0.00%
RTP Acquisition, LLC	First lien senior secured term loan	S +	6.50%	11.72%	8/17/2026	913	898	898	0.46%
							901	901	0.46%
Diversified consumer services
50Floor, LLC	First lien senior secured revolving loan	L +	7.75%	13.03%	12/31/2025	$199	$196	$196	0.10%
50Floor, LLC	First lien senior secured term loan	S +	7.75%	13.14%	12/31/2026	953	939	940	0.48%
ACES Intermediate, LLC (6)	First lien senior secured revolving loan	S +	5.50%	10.72%	7/27/2027	150	(2)	(2)	0.00%
ACES Intermediate, LLC	First lien senior secured term loan	S +	5.50%	10.72%	7/27/2027	1,877	1,846	1,849	0.93%
Home Brands Group Holdings, Inc. (6)	First lien senior secured revolving loan	S +	4.75%	10.16%	11/8/2026	48	(1)	(1)	0.00%
Home Brands Group Holdings, Inc.	First lien senior secured term loan	S +	4.75%	10.16%	11/8/2026	1,837	1,811	1,814	0.92%
ISSA, LLC (6)	First lien senior secured revolving loan	S +	6.25%	11.75%	3/1/2027	131	(2)	(2)	0.00%
ISSA, LLC	First lien senior secured term loan	S +	6.25%	11.75%	3/1/2027	917	903	904	0.46%
Juniper Landscaping Holdings LLC	First lien senior secured delayed draw term loan	S +	6.00%	11.46%	12/29/2026	87	69	69	0.04%
Juniper Landscaping Holdings LLC (12)	First lien senior secured revolving loan	S +	6.00%	11.30%	12/29/2026	44	6	6	0.00%
Juniper Landscaping Holdings LLC	First lien senior secured term loan	S +	6.00%	11.50%	12/29/2026	1,307	1,290	1,292	0.66%
Kalkomey Enterprises, LLC	First lien senior secured revolving loan	L +	6.75%	12.14%	4/24/2025	77	46	46	0.02%
Kalkomey Enterprises, LLC	First lien senior secured term loan	S +	6.75%	12.14%	4/24/2026	1,040	1,026	1,030	0.52%
PPW Acquisition, LLC	First lien senior secured revolving loan	S +	6.75%	12.25%	9/30/2026	38	9	8	0.00%
PPW Acquisition, LLC	First lien senior secured term loan	S +	6.75%	12.25%	9/30/2026	602	593	584	0.30%

AG Twin Brook BDC, Inc.
Consolidated Schedule of Investments
As of June 30, 2023
(Amounts in thousands)
(Unaudited)

Company(1)(2)	Investment	Reference Rate and Spread(5)		Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
United Land Services Opco Parent, LLC	First lien senior secured delayed draw term loan	S +	6.00%	11.50%	3/23/2026	375	—	1	0.00%
United Land Services Opco Parent, LLC	First lien senior secured delayed draw term loan	S +	6.00%	11.40%	3/23/2026	188	183	185	0.09%
United Land Services Opco Parent, LLC	First lien senior secured delayed draw term loan	S +	6.00%	11.49%	3/23/2026	1,065	1,048	1,049	0.53%
United Land Services Opco Parent, LLC (6)	First lien senior secured revolving loan	P +	5.00%	13.25%	3/23/2026	150	(3)	(2)	0.00%
United Land Services Opco Parent, LLC	First lien senior secured term loan	S +	6.00%	11.50%	3/23/2026	357	351	352	0.18%
Yard-Nique, Inc	First lien senior secured delayed draw term loan	S +	6.00%	11.39%	4/30/2026	150	10	10	0.01%
Yard-Nique, Inc (6)	First lien senior secured revolving loan	S +	6.00%	11.39%	4/30/2026	19	—	—	0.00%
Yard-Nique, Inc	First lien senior secured term loan	S +	6.00%	11.39%	4/30/2026	403	399	399	0.20%
CL Services Acquisition, LLC	First lien senior secured delayed draw term loan	S +	6.25%	11.65%	4/25/2028	188	97	97	0.05%
CL Services Acquisition, LLC (6)	First lien senior secured revolving loan	S +	6.25%	11.47%	4/25/2028	38	(1)	(1)	0.00%
CL Services Acquisition, LLC	First lien senior secured term loan	S +	6.25%	11.47%	4/25/2028	382	372	372	0.19%
							11,185	11,195	5.68%
Electrical equipment
AEP Passion Intermediate Holdings, Inc.	First lien senior secured delayed draw term loan	S +	6.50%	11.70%	10/5/2027	$71	$70	$69	0.04%
AEP Passion Intermediate Holdings, Inc.	First lien senior secured revolving loan	S +	6.50%	11.70%	10/5/2027	48	10	10	0.01%
AEP Passion Intermediate Holdings, Inc.	First lien senior secured term loan	S +	6.50%	11.91%	10/5/2027	1,275	1,257	1,244	0.62%
							1,337	1,323	0.67%
Electronic equipment, instruments and components
Advanced Lighting Acquisition, LLC	First lien senior secured revolving loan	S +	6.00%	11.22%	11/22/2025	$324	$62	$64	0.03%
Advanced Lighting Acquisition, LLC	First lien senior secured term loan	S +	6.00%	11.22%	11/22/2025	1,220	1,207	1,218	0.62%
ITSavvy LLC	First lien senior secured delayed draw term loan	S +	5.25%	10.57%	8/8/2028	60	54	54	0.03%
ITSavvy LLC (6)	First lien senior secured revolving loan	S +	5.50%	11.05%	8/8/2028	38	—	—	0.00%
ITSavvy LLC	First lien senior secured term loan	S +	5.50%	11.05%	8/8/2028	673	667	668	0.34%
Nelson Name Plate Company	First lien senior secured delayed draw term loan	S +	5.50%	11.00%	10/18/2026	118	102	102	0.05%
Nelson Name Plate Company	First lien senior secured revolving loan	S +	5.50%	10.72%	10/18/2026	90	5	5	0.00%
Nelson Name Plate Company	First lien senior secured term loan	S +	5.50%	11.00%	10/18/2026	764	754	755	0.38%
							2,851	2,866	1.45%
Food and staples retailing
Engelman Baking Co., LLC	First lien senior secured revolving loan	S +	5.50%	10.72%	2/28/2025	$207	$16	$17	0.01%
Engelman Baking Co., LLC	First lien senior secured term loan	S +	5.50%	10.72%	2/28/2025	709	699	704	0.36%
Mad Rose Company, LLC (13)	First lien senior secured revolving loan	S +	6.25%	11.78%	5/7/2026	119	65	65	0.03%
Mad Rose Company, LLC	First lien senior secured term loan	S +	6.25%	11.78%	5/7/2026	926	913	916	0.46%
Main Street Gourmet, LLC	First lien senior secured delayed draw term loan	S +	5.25%	10.75%	11/10/2025	666	35	36	0.02%
Main Street Gourmet, LLC	First lien senior secured revolving loan	S +	5.25%	10.75%	11/10/2025	38	15	15	0.01%
Main Street Gourmet, LLC	First lien senior secured term loan	S +	5.25%	10.75%	11/10/2025	1,115	1,105	1,106	0.56%
NutriScience Innovations, LLC (6)(14)	First lien senior secured revolving loan	S +	7.00%	12.50%	4/21/2026	131	(2)	(2)	0.00%

AG Twin Brook BDC, Inc.
Consolidated Schedule of Investments
As of June 30, 2023
(Amounts in thousands)
(Unaudited)

Company(1)(2)	Investment	Reference Rate and Spread(5)		Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
NutriScience Innovations, LLC	First lien senior secured term loan	S +	7.00%	12.50%	4/21/2026	390	384	385	0.20%
Qin's Buffalo, LLC (6)	First lien senior secured delayed draw term loan	S +	5.75%	11.25%	5/5/2027	75	(1)	(1)	0.00%
Qin's Buffalo, LLC (6)	First lien senior secured revolving loan	S +	5.75%	11.25%	5/5/2027	38	(1)	(1)	0.00%
Qin's Buffalo, LLC	First lien senior secured term loan	S +	5.75%	11.25%	5/5/2027	534	525	526	0.27%
SCP Beverage Buyer, LLC	First lien senior secured revolving loan	S +	5.25%	10.56%	11/24/2026	38	7	7	0.00%
SCP Beverage Buyer, LLC	First lien senior secured term loan	S +	5.25%	10.56%	11/24/2026	410	403	404	0.20%
Universal Pure, LLC	First lien senior secured delayed draw term loan	S +	6.00%	11.34%	10/31/2028	9	1	1	0.00%
Universal Pure, LLC (15)	First lien senior secured revolving loan	S +	6.00%	11.36%	10/31/2028	150	38	38	0.02%
Universal Pure, LLC	First lien senior secured term loan	S +	6.00%	11.39%	10/31/2028	756	737	738	0.37%
							4,939	4,954	2.51%
Food products
Icelandirect, LLC	First lien senior secured revolving loan	P +	5.00%	13.25%	7/30/2026	$38	$29	$29	0.01%
Icelandirect, LLC	First lien senior secured term loan	S +	6.00%	11.50%	7/30/2026	711	701	703	0.36%
Starwest Botanicals Acquisition, LLC	First lien senior secured revolving loan	S +	5.25%	10.47%	4/30/2027	174	172	165	0.08%
Starwest Botanicals Acquisition, LLC	First lien senior secured term loan	S +	5.25%	10.47%	4/30/2027	803	793	763	0.39%
Sun Orchard, LLC (6)	First lien senior secured revolving loan	S +	5.25%	10.75%	7/8/2027	113	(2)	(2)	0.00%
Sun Orchard, LLC	First lien senior secured term loan	S +	5.25%	10.75%	7/8/2027	2,064	2,029	2,033	1.03%
							3,722	3,691	1.87%
Gas utilities
Hydromax USA, LLC	First lien senior secured delayed draw term loan	S +	6.75%	11.95%	12/30/2026	$111	$110	$107	0.05%
Hydromax USA, LLC (6)	First lien senior secured revolving loan	S +	6.75%	11.95%	12/30/2026	228	(3)	(9)	0.00%
Hydromax USA, LLC	First lien senior secured term loan	S +	6.75%	11.95%	12/30/2026	1,228	1,212	1,179	0.60%
							1,319	1,277	0.65%
Health care equipment and supplies
626 Holdings Equity, LLC	First lien senior secured delayed draw term loan	S +	6.00%	11.48%	2/14/2028	$314	$183	$183	0.09%
626 Holdings Equity, LLC	First lien senior secured revolving loan	S +	6.00%	11.50%	2/14/2028	75	53	53	0.03%
626 Holdings Equity, LLC	First lien senior secured term loan	S +	6.00%	11.50%	2/14/2028	879	864	866	0.44%
EMSAR Acquisition LLC	First lien senior secured delayed draw term loan	S +	6.50%	12.00%	3/30/2026	215	211	212	0.11%
EMSAR Acquisition LLC	First lien senior secured revolving loan	S +	6.50%	12.00%	3/30/2026	134	118	119	0.06%
EMSAR Acquisition LLC	First lien senior secured term loan	S +	6.50%	12.00%	3/30/2026	635	627	627	0.32%
Medical Technology Associates, Inc. (6)	First lien senior secured revolving loan	S +	6.25%	11.75%	7/25/2028	38	(1)	(1)	0.00%
Medical Technology Associates, Inc.	First lien senior secured term loan	S +	6.25%	11.75%	7/25/2028	601	587	589	0.30%
Reliable Medical Supply LLC	First lien senior secured delayed draw term loan	S +	7.00%	12.53%	4/8/2025	67	66	66	0.03%
Reliable Medical Supply LLC (6)	First lien senior secured delayed draw term loan	S +	7.00%	12.50%	4/8/2025	75	(1)	(1)	0.00%
Reliable Medical Supply LLC	First lien senior secured revolving loan	S +	7.00%	12.52%	4/8/2025	138	117	117	0.06%
Reliable Medical Supply LLC	First lien senior secured term loan	S +	7.00%	12.50%	4/8/2025	928	912	918	0.46%
SCA Buyer, LLC	First lien senior secured delayed draw term loan	S +	6.50%	11.96%	1/20/2026	394	273	271	0.14%

AG Twin Brook BDC, Inc.
Consolidated Schedule of Investments
As of June 30, 2023
(Amounts in thousands)
(Unaudited)

Company(1)(2)	Investment	Reference Rate and Spread(5)		Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
SCA Buyer, LLC	First lien senior secured revolving loan	S +	6.50%	11.97%	1/20/2026	133	104	103	0.05%
SCA Buyer, LLC	First lien senior secured term loan	S +	6.50%	11.96%	1/20/2026	753	738	736	0.37%
Spectrum Solutions, LLC (6)	First lien senior secured revolving loan	S +	6.00%	11.31%	3/5/2026	267	(4)	(38)	(0.02)%
Spectrum Solutions, LLC	First lien senior secured term loan	S +	6.00%	11.31%	3/5/2026	477	469	411	0.21%
							5,316	5,231	2.65%
Health care providers and services
Agility Intermediate, Inc.	First lien senior secured delayed draw term loan	S +	6.75%	12.06%	4/15/2026	$111	$109	$107	0.05%
Agility Intermediate, Inc.	First lien senior secured revolving loan	S +	6.75%	12.19%	4/15/2026	134	78	76	0.04%
Agility Intermediate, Inc.	First lien senior secured term loan	S +	6.75%	12.25%	4/15/2026	241	237	233	0.12%
Apex Dental Partners, LLC	First lien senior secured delayed draw term loan	S +	6.50%	11.96%	11/23/2025	555	452	454	0.23%
Apex Dental Partners, LLC	First lien senior secured revolving loan	S +	6.50%	11.96%	11/23/2025	150	93	93	0.05%
Apex Dental Partners, LLC	First lien senior secured term loan	S +	6.50%	11.96%	11/23/2025	619	610	613	0.31%
ASC Ortho Management, LLC	First lien senior secured delayed draw term loan	S +	6.00%	11.50%	12/31/2026	358	321	321	0.16%
ASC Ortho Management, LLC	First lien senior secured revolving loan	S +	6.00%	11.50%	12/31/2026	38	12	12	0.01%
ASC Ortho Management, LLC	First lien senior secured term loan	S +	6.00%	11.50%	12/31/2026	516	508	509	0.26%
ASP Global Acquisition, LLC	First lien senior secured delayed draw term loan	S +	6.50%	12.00%	1/21/2025	559	554	549	0.28%
ASP Global Acquisition, LLC (6)	First lien senior secured revolving loan	S +	6.50%	12.00%	1/21/2026	485	(6)	(9)	0.00%
ASP Global Acquisition, LLC	First lien senior secured term loan	S +	6.50%	12.00%	1/21/2026	2,416	2,387	2,373	1.18%
Beacon Oral Specialists Management LLC	First lien senior secured delayed draw term loan	S +	6.50%	12.00%	12/14/2025	684	676	678	0.34%
Beacon Oral Specialists Management LLC	First lien senior secured delayed draw term loan	S +	6.50%	12.08%	12/14/2025	149	147	147	0.07%
Beacon Oral Specialists Management LLC (6)	First lien senior secured revolving loan	S +	6.50%	12.00%	12/14/2025	188	(2)	(2)	0.00%
Beacon Oral Specialists Management LLC	First lien senior secured term loan	S +	6.50%	12.00%	12/14/2025	933	921	923	0.47%
Behavior Frontiers, LLC (6)(16)	First lien senior secured revolving loan	S +	7.50%	13.00%	5/21/2026	38	(1)	(2)	0.00%
Behavior Frontiers, LLC	First lien senior secured term loan	S +	7.50%	13.00%	5/21/2026	578	566	552	0.28%
Benefit Plan Administrators of Eau Claire, LLC	First lien senior secured delayed draw term loan	S +	5.50%	11.00%	6/7/2026	188	42	42	0.02%
Benefit Plan Administrators of Eau Claire, LLC (6)	First lien senior secured revolving loan	S +	5.50%	10.79%	6/7/2026	38	—	—	0.00%
Benefit Plan Administrators of Eau Claire, LLC	First lien senior secured term loan	S +	5.50%	10.79%	6/7/2026	820	809	810	0.41%
Brightview, LLC	First lien senior secured delayed draw term loan	S +	6.00%	11.22%	12/14/2026	107	47	47	0.02%
Brightview, LLC	First lien senior secured revolving loan	S +	6.00%	11.22%	12/14/2026	52	15	15	0.01%
Brightview, LLC	First lien senior secured term loan	S +	6.00%	11.22%	12/14/2026	689	679	684	0.35%
Canadian Orthodontic Partners Corp. (7)(6)	First lien senior secured delayed draw term loan	C +	7.00%	12.40%	3/19/2026	C$ 28	(1)	(1)	0.00%
Canadian Orthodontic Partners Corp. (7)	First lien senior secured delayed draw term loan	C +	7.00%	12.40%	3/19/2026	C$ 283	217	206	0.10%
Canadian Orthodontic Partners Corp. (7)	First lien senior secured revolving loan	S +	7.00%	12.50%	3/19/2026	112	108	108	0.05%
Canadian Orthodontic Partners Corp. (7)	First lien senior secured revolving loan	C +	7.00%	12.40%	3/19/2026	C$ 279	209	201	0.10%
Canadian Orthodontic Partners Corp. (7)	First lien senior secured term loan	C +	7.00%	12.40%	3/19/2026	C$ 233	179	170	0.09%
Change Academy at Lake of the Ozarks, LLC	First lien senior secured revolving loan	S +	5.50%	11.00%	8/2/2027	113	24	25	0.01%
Change Academy at Lake of the Ozarks, LLC	First lien senior secured term loan	S +	5.50%	10.89%	8/2/2027	1,773	1,743	1,746	0.89%

AG Twin Brook BDC, Inc.
Consolidated Schedule of Investments
As of June 30, 2023
(Amounts in thousands)
(Unaudited)

Company(1)(2)	Investment	Reference Rate and Spread(5)		Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Community Care Partners, LLC	First lien senior secured delayed draw term loan	S +	6.00%	11.22%	6/10/2026	222	163	165	0.08%
Community Care Partners, LLC (6)	First lien senior secured delayed draw term loan	S +	6.00%	11.22%	6/10/2026	19	—	—	0.00%
Community Care Partners, LLC	First lien senior secured revolving loan	P +	5.00%	13.25%	6/10/2026	75	63	63	0.03%
Community Care Partners, LLC	First lien senior secured term loan	S +	6.00%	11.22%	6/10/2026	949	939	942	0.48%
Dermatology Medical Partners OpCo, LLC	First lien senior secured delayed draw term loan	S +	6.50%	11.99%	10/29/2026	97	48	48	0.02%
Dermatology Medical Partners OpCo, LLC	First lien senior secured revolving loan	S +	6.50%	11.94%	10/29/2026	38	22	22	0.01%
Dermatology Medical Partners OpCo, LLC	First lien senior secured term loan	S +	6.50%	12.00%	10/29/2026	319	313	313	0.16%
EH Management Company, LLC	First lien senior secured revolving loan	S +	6.00%	11.50%	7/15/2026	38	22	22	0.01%
EH Management Company, LLC	First lien senior secured term loan	S +	6.00%	11.50%	7/15/2026	965	953	954	0.48%
Endodontic Practice Partners, LLC	First lien senior secured delayed draw term loan	S +	6.00%	11.66%	11/2/2027	374	287	287	0.15%
Endodontic Practice Partners, LLC	First lien senior secured revolving loan	S +	6.00%	11.22%	11/2/2027	38	3	3	0.00%
Endodontic Practice Partners, LLC	First lien senior secured term loan	S +	6.00%	11.46%	11/2/2027	658	646	648	0.33%
Geriatric Medical and Surgical Supply, LLC	First lien senior secured revolving loan	S +	6.00%	11.34%	12/21/2025	300	49	49	0.02%
Geriatric Medical and Surgical Supply, LLC	First lien senior secured term loan	S +	6.00%	11.50%	12/21/2025	912	900	901	0.46%
Golden Bear PT Partners, LLC	First lien senior secured delayed draw term loan	S +	7.75%	13.25%	10/22/2026	174	170	169	0.09%
Golden Bear PT Partners, LLC	First lien senior secured revolving loan	S +	7.75%	13.25%	10/22/2026	38	15	14	0.01%
Golden Bear PT Partners, LLC	First lien senior secured term loan	S +	7.75%	13.25%	10/22/2026	1,495	1,460	1,452	0.74%
Golden Bear PT Partners, LLC	First lien senior secured term loan	S +	12.00%	17.50%	10/22/2026	49	48	48	0.02%
Guardian Dentistry Practice Management, LLC	First lien senior secured delayed draw term loan	S +	6.50%	11.72%	8/20/2026	496	490	492	0.25%
Guardian Dentistry Practice Management, LLC (6)	First lien senior secured revolving loan	S +	6.50%	11.72%	8/20/2026	23	—	—	0.00%
Guardian Dentistry Practice Management, LLC	First lien senior secured term loan	S +	6.50%	11.72%	8/20/2026	518	509	513	0.26%
IPC Pain Acquisition, LLC	First lien senior secured delayed draw term loan	S +	6.00%	11.22%	5/19/2027	278	248	248	0.13%
IPC Pain Acquisition, LLC (6)	First lien senior secured revolving loan	S +	6.00%	11.22%	5/19/2027	25	—	—	0.00%
IPC Pain Acquisition, LLC	First lien senior secured term loan	S +	6.00%	11.22%	5/19/2027	176	174	174	0.09%
Network Partners Acquisition, LLC (6)	First lien senior secured delayed draw term loan	S +	6.00%	11.50%	12/30/2026	113	(2)	(1)	0.00%
Network Partners Acquisition, LLC (6)	First lien senior secured revolving loan	S +	6.00%	11.50%	12/30/2026	38	(1)	—	0.00%
Network Partners Acquisition, LLC	First lien senior secured term loan	S +	6.00%	11.50%	12/30/2026	390	384	385	0.20%
NH Kronos Buyer, Inc. (6)	First lien senior secured revolving loan	S +	6.25%	11.64%	11/1/2028	263	(7)	(6)	0.00%
NH Kronos Buyer, Inc.	First lien senior secured term loan	S +	6.25%	11.64%	11/1/2028	1,829	1,779	1,785	0.91%
Peak Dental Services, LLC	First lien senior secured delayed draw term loan	S +	6.75%	12.08%	12/31/2025	95	57	57	0.03%
Peak Dental Services, LLC	First lien senior secured delayed draw term loan	S +	6.75%	12.20%	12/31/2025	522	515	516	0.26%
Peak Dental Services, LLC	First lien senior secured revolving loan	S +	6.75%	12.21%	12/31/2025	133	131	131	0.07%
Peak Dental Services, LLC	First lien senior secured term loan	S +	6.75%	12.24%	12/31/2025	582	575	576	0.29%
Peak Investment Holdings, LLC (6)	First lien senior secured delayed draw term loan	S +	7.00%	12.50%	12/31/2025	113	(1)	(1)	0.00%
Peak Investment Holdings, LLC	First lien senior secured revolving loan	S +	7.00%	12.54%	12/31/2025	324	28	29	0.01%
Peak Investment Holdings, LLC	First lien senior secured term loan	S +	7.00%	12.50%	12/31/2025	1,216	1,199	1,202	0.61%
Pentec Acquisition Corp. (6)	First lien senior secured revolving loan	S +	6.00%	11.22%	10/8/2026	75	(1)	(1)	0.00%

AG Twin Brook BDC, Inc.
Consolidated Schedule of Investments
As of June 30, 2023
(Amounts in thousands)
(Unaudited)

Company(1)(2)	Investment	Reference Rate and Spread(5)		Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Pentec Acquisition Corp.	First lien senior secured term loan	S +	6.00%	11.22%	10/8/2026	991	976	983	0.50%
Propio LS, LLC	First lien senior secured revolving loan	S +	5.50%	11.02%	8/2/2027	75	11	11	0.01%
Propio LS, LLC	First lien senior secured term loan	S +	5.50%	10.96%	8/2/2027	1,187	1,167	1,169	0.59%
Purpose Home Health Acquisition, LLC (6)	First lien senior secured delayed draw term loan	S +	6.25%	11.71%	11/3/2027	150	(3)	(3)	0.00%
Purpose Home Health Acquisition, LLC (6)	First lien senior secured revolving loan	S +	6.25%	11.71%	11/3/2027	38	(1)	(1)	0.00%
Purpose Home Health Acquisition, LLC	First lien senior secured term loan	S +	6.25%	11.71%	11/3/2027	351	344	345	0.18%
Revival Animal Health, LLC	First lien senior secured revolving loan	S +	6.50%	12.00%	4/6/2026	131	43	43	0.02%
Revival Animal Health, LLC	First lien senior secured term loan	S +	6.50%	12.00%	4/6/2026	1,016	1,003	1,006	0.51%
RQM Buyer, Inc.	First lien senior secured delayed draw term loan	S +	5.75%	11.51%	8/12/2026	84	83	83	0.04%
RQM Buyer, Inc. (6)	First lien senior secured revolving loan	S +	5.75%	11.51%	8/12/2026	206	(3)	(1)	0.00%
RQM Buyer, Inc.	First lien senior secured term loan	S +	5.75%	11.51%	8/12/2026	1,736	1,712	1,726	0.87%
Sage Dental Management, LLC (6)	First lien senior secured revolving loan	S +	5.75%	11.04%	4/1/2024	75	—	—	0.00%
Sage Dental Management, LLC	First lien senior secured term loan	S +	5.75%	11.04%	4/1/2024	942	938	939	0.48%
SAMGI Buyer, Inc. (6)	First lien senior secured revolving loan	S +	5.50%	11.00%	4/14/2025	138	(2)	(1)	0.00%
SAMGI Buyer, Inc.	First lien senior secured term loan	S +	5.50%	11.00%	4/14/2025	716	708	710	0.36%
SCP ENT and Allergy Services, LLC	First lien senior secured delayed draw term loan	S +	6.00%	11.25%	9/25/2025	157	11	13	0.01%
SCP ENT and Allergy Services, LLC	First lien senior secured revolving loan	S +	6.00%	11.50%	9/25/2025	256	21	23	0.01%
SCP ENT and Allergy Services, LLC	First lien senior secured term loan	S +	6.00%	11.50%	9/25/2025	2,768	2,721	2,739	1.39%
Signature Dental Partners LLC	First lien senior secured delayed draw term loan	S +	6.25%	11.47%	10/29/2026	178	148	148	0.08%
Signature Dental Partners LLC	First lien senior secured revolving loan	S +	6.25%	11.47%	10/29/2026	38	19	19	0.01%
Signature Dental Partners LLC	First lien senior secured term loan	S +	6.25%	11.47%	10/29/2026	857	841	842	0.43%
Silver Falls MSO, LLC	First lien senior secured revolving loan	P +	5.75%	14.00%	8/30/2025	235	172	157	0.08%
Silver Falls MSO, LLC	First lien senior secured term loan	S +	6.75%	12.25%	8/30/2025	1,293	1,269	1,199	0.61%
SimiTree Acquisition LLC	First lien senior secured delayed draw term loan	S +	6.75%	12.06%	5/17/2026	887	865	870	0.44%
SimiTree Acquisition LLC (6)	First lien senior secured revolving loan	S +	6.75%	12.06%	5/17/2026	178	(3)	(2)	0.00%
SimiTree Acquisition LLC	First lien senior secured term loan	S +	6.75%	12.06%	5/17/2026	1,221	1,205	1,210	0.61%
SIMKO Merger Sub, LLC	First lien senior secured delayed draw term loan	S +	7.00%	12.50%	4/7/2027	187	63	63	0.03%
SIMKO Merger Sub, LLC	First lien senior secured revolving loan	S +	7.00%	12.31%	4/7/2027	56	5	5	0.00%
SIMKO Merger Sub, LLC	First lien senior secured term loan	S +	7.00%	12.50%	4/7/2027	653	641	642	0.33%
Southeast Primary Care Partners, LLC	First lien senior secured delayed draw term loan	S +	6.25%	11.75%	12/30/2025	520	489	490	0.25%
Southeast Primary Care Partners, LLC	First lien senior secured revolving loan	P +	5.25%	13.50%	12/30/2025	225	197	198	0.10%
Southeast Primary Care Partners, LLC	First lien senior secured term loan	S +	6.25%	11.75%	12/30/2025	858	844	846	0.43%
Southern Orthodontic Partners Management, LLC	First lien senior secured delayed draw term loan	S +	6.00%	11.50%	1/27/2026	78	77	78	0.04%
Southern Orthodontic Partners Management, LLC	First lien senior secured delayed draw term loan	S +	6.00%	11.50%	5/25/2024	112	94	94	0.05%
Southern Orthodontic Partners Management, LLC	First lien senior secured revolving loan	S +	6.00%	11.50%	1/27/2026	171	98	99	0.05%
Southern Orthodontic Partners Management, LLC	First lien senior secured term loan	S +	6.00%	11.50%	1/27/2026	1,348	1,330	1,340	0.68%
Southern Sports Medicine Partners, LLC	First lien senior secured revolving loan	S +	8.00%	13.50%	2/23/2027	60	24	23	0.01%

AG Twin Brook BDC, Inc.
Consolidated Schedule of Investments
As of June 30, 2023
(Amounts in thousands)
(Unaudited)

Company(1)(2)	Investment	Reference Rate and Spread(5)		Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Southern Sports Medicine Partners, LLC	First lien senior secured term loan	S +	8.00%	13.50%	2/23/2027	668	658	640	0.32%
Varsity DuvaSawko Operating Corp. (6)	First lien senior secured revolving loan	S +	6.25%	11.72%	11/27/2024	474	(3)	(2)	0.00%
Varsity DuvaSawko Operating Corp.	First lien senior secured term loan	S +	6.25%	11.72%	11/27/2024	2,540	2,525	2,528	1.28%
Vital Care Buyer, LLC (6)	First lien senior secured revolving loan	S +	5.25%	10.75%	10/19/2025	580	(5)	(4)	0.00%
Vital Care Buyer, LLC	First lien senior secured term loan	S +	5.25%	10.75%	10/19/2025	903	895	896	0.45%
Western Veterinary Partners, LLC	First lien senior secured delayed draw term loan	S +	6.25%	11.75%	10/29/2026	505	497	499	0.25%
Western Veterinary Partners, LLC (6)	First lien senior secured revolving loan	S +	6.25%	11.75%	10/29/2026	24	—	—	0.00%
Western Veterinary Partners, LLC	First lien senior secured term loan	S +	6.25%	11.75%	10/29/2026	1,309	1,287	1,294	0.66%
Beghou Consulting, LLC (6)	First lien senior secured revolving loan	S +	6.00%	11.50%	5/1/2028	60	(2)	(2)	0.00%
Beghou Consulting, LLC	First lien senior secured term loan	S +	6.00%	11.50%	5/1/2028	571	555	555	0.28%
Flourish Research Acquisition, LLC (6)	First lien senior secured delayed draw term loan	S +	6.50%	11.81%	4/28/2025	56	(1)	(1)	0.00%
Flourish Research Acquisition, LLC (6)	First lien senior secured revolving loan	S +	6.50%	11.81%	4/28/2026	19	—	—	0.00%
Flourish Research Acquisition, LLC	First lien senior secured term loan	S +	6.50%	11.81%	4/28/2026	729	711	711	0.36%
H2 Holdco, Inc. (6)	First lien senior secured delayed draw term loan	S + 5.25% + 2.25% PIK		11.01%	5/5/2028	184	(5)	(5)	0.00%
H2 Holdco, Inc. (6)(17)	First lien senior secured revolving loan	S + 5.25% + 2.25% PIK		11.01%	5/5/2028	56	(2)	(2)	0.00%
H2 Holdco, Inc.	First lien senior secured term loan	S + 5.25% + 2.25% PIK		11.01%	5/5/2028	662	643	643	0.33%
IMA Group Management Company, LLC (6)	First lien senior secured delayed draw term loan	S +	6.25%	11.84%	6/30/2028	174	(5)	(5)	0.00%
IMA Group Management Company, LLC (6)	First lien senior secured revolving loan	S +	6.25%	11.84%	6/30/2028	35	(1)	(1)	0.00%
IMA Group Management Company, LLC	First lien senior secured term loan	S +	6.25%	11.84%	6/30/2028	868	844	844	0.43%
							50,609	50,572	25.66%
Health care technology
AHR Intermediate, Inc	First lien senior secured delayed draw term loan	S +	5.25%	10.60%	7/29/2027	$117	$86	$85	0.04%
AHR Intermediate, Inc	First lien senior secured revolving loan	S +	5.25%	10.75%	7/29/2027	150	13	14	0.01%
AHR Intermediate, Inc	First lien senior secured term loan	S +	5.25%	10.75%	7/29/2027	1,450	1,436	1,438	0.73%
Millennia Patient Services, LLC	First lien senior secured revolving loan	S +	6.50%	11.72%	3/8/2026	134	19	19	0.01%
Millennia Patient Services, LLC	First lien senior secured term loan	S +	6.50%	11.72%	3/8/2026	985	974	975	0.49%
							2,528	2,531	1.28%
Household durables
Storm Smart Buyer LLC (6)	First lien senior secured revolving loan	S +	6.00%	11.50%	4/5/2026	$131	$(2)	$(1)	0.00%
Storm Smart Buyer LLC	First lien senior secured term loan	S +	6.00%	11.50%	4/5/2026	903	892	893	0.45%
Trademark Global, LLC	First lien senior secured revolving loan	S +	7.50%	12.81%	7/30/2024	115	78	73	0.04%
Trademark Global, LLC	First lien senior secured term loan	S +	7.50%	12.81%	7/30/2024	1,853	1,837	1,749	0.89%
							2,805	2,714	1.38%
Industrial Conglomerates
Hultec Buyer, LLC	First lien senior secured revolving loan	S +	6.25%	11.45%	3/31/2029	$90	$6	$7	0.00%
Hultec Buyer, LLC	First lien senior secured term loan	S +	6.25%	11.65%	3/31/2029	549	533	534	0.27%
							539	541	0.27%

AG Twin Brook BDC, Inc.
Consolidated Schedule of Investments
As of June 30, 2023
(Amounts in thousands)
(Unaudited)

Company(1)(2)	Investment	Reference Rate and Spread(5)		Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Internet and direct marketing retail
Aquatic Sales Solutions, LLC	First lien senior secured revolving loan	L +	6.50%	12.39%	12/18/2025	$188	$180	$179	0.09%
Aquatic Sales Solutions, LLC	First lien senior secured term loan	S +	7.00%	12.39%	12/18/2025	2,502	2,460	2,452	1.24%
DealerOn Inc. (6)	First lien senior secured revolving loan	S +	5.50%	10.72%	11/19/2024	314	(2)	(1)	0.00%
DealerOn Inc.	First lien senior secured term loan	S +	5.50%	10.72%	11/19/2024	1,556	1,544	1,550	0.79%
							4,182	4,180	2.12%
IT services
E-Phoenix Acquisition Co. Inc.	First lien senior secured term loan	S +	5.75%	11.14%	6/23/2027	$1,423	$1,410	$1,412	0.71%
FreshAddress, LLC (6)	First lien senior secured revolving loan	S +	5.50%	10.89%	10/5/2025	30	—	—	0.00%
FreshAddress, LLC	First lien senior secured term loan	S +	5.50%	10.89%	10/5/2025	1,681	1,666	1,667	0.85%
Icreon Holdings, LLC (6)	First lien senior secured revolving loan	S +	6.50%	12.00%	10/26/2027	23	—	—	0.00%
Icreon Holdings, LLC	First lien senior secured term loan	S +	6.50%	12.00%	10/26/2027	365	357	358	0.18%
P and R Dental Strategies, LLC (6)	First lien senior secured revolving loan	S +	6.00%	11.22%	12/22/2026	23	—	—	0.00%
P and R Dental Strategies, LLC	First lien senior secured term loan	S +	6.00%	11.22%	12/22/2026	650	641	642	0.33%
							4,074	4,079	2.07%
Leisure equipment and products
MacNeill Pride Group Corp.	First lien senior secured delayed draw term loan	S +	6.50%	12.00%	4/22/2026	$422	$374	$375	0.19%
MacNeill Pride Group Corp. (6)	First lien senior secured revolving loan	S +	6.50%	12.00%	4/22/2026	287	(2)	(1)	0.00%
MacNeill Pride Group Corp.	First lien senior secured term loan	S +	0.065	12.00%	4/22/2026	862	857	859	0.0044
Champion Motorsports Group, LLC (6)	First lien senior secured revolving loan	S +	6.25%	11.75%	10/8/2026	56	(1)	(1)	0.00%
Champion Motorsports Group, LLC	First lien senior secured term loan	S +	6.25%	11.75%	10/8/2026	1,680	1,654	1,654	0.83%
							2,882	2,886	1.46%
Leisure products
PHGP MB Purchaser, Inc. (6)	First lien senior secured delayed draw term loan	S +	6.00%	11.50%	5/27/2027	$113	$(1)	$(1)	0.00%
PHGP MB Purchaser, Inc.	First lien senior secured revolving loan	S +	6.00%	11.50%	5/20/2027	75	12	12	0.01%
PHGP MB Purchaser, Inc.	First lien senior secured term loan	S +	6.00%	11.50%	5/20/2027	1,098	1,080	1,082	0.54%
							1,091	1,093	0.55%
Life sciences tools and services
Aptitude Health Holdings, LLC (6)	First lien senior secured revolving loan	S +	5.25%	10.75%	5/3/2026	$267	$(3)	$(3)	0.00%
Aptitude Health Holdings, LLC	First lien senior secured term loan	S +	5.25%	10.75%	5/3/2026	1,095	1,081	1,083	0.55%
							1,078	1,080	0.55%
Machinery
Abrasive Technology Intermediate, LLC	First lien senior secured revolving loan	L +	5.75%	11.12%	4/30/2026	$173	$85	$85	0.04%
Abrasive Technology Intermediate, LLC	First lien senior secured term loan	L +	5.75%	10.98%	4/30/2026	931	919	920	0.47%
DNS IMI Acquisition Corp (6)	First lien senior secured delayed draw term loan	S +	5.75%	11.14%	11/23/2026	75	(1)	(1)	0.00%
DNS IMI Acquisition Corp (6)	First lien senior secured revolving loan	S +	5.75%	11.14%	11/23/2026	56	(1)	(1)	0.00%
DNS IMI Acquisition Corp	First lien senior secured term loan	S +	5.75%	11.14%	11/23/2026	1,640	1,617	1,619	0.82%

AG Twin Brook BDC, Inc.
Consolidated Schedule of Investments
As of June 30, 2023
(Amounts in thousands)
(Unaudited)

Company(1)(2)	Investment	Reference Rate and Spread(5)		Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Double E Company, LLC (6)	First lien senior secured delayed draw term loan	S +	6.00%	11.39%	6/21/2028	49	—	—	0.00%
Double E Company, LLC	First lien senior secured revolving loan	S +	6.00%	11.32%	6/21/2028	66	28	28	0.01%
Double E Company, LLC	First lien senior secured term loan	S +	6.00%	11.39%	6/21/2028	1,044	1,035	1,038	0.53%
							3,682	3,688	1.87%
Media
ALM Media, LLC (6)(18)	First lien senior secured revolving loan	S +	6.00%	11.39%	11/25/2024	$971	$(6)	$(3)	0.00%
ALM Media, LLC	First lien senior secured term loan	S +	6.00%	11.39%	11/25/2024	2,387	2,366	2,377	1.22%
Exclusive Concepts, LLC	First lien senior secured delayed draw term loan	S +	6.50%	12.00%	12/9/2026	224	220	219	0.11%
Exclusive Concepts, LLC (6)	First lien senior secured revolving loan	S +	6.50%	12.00%	12/9/2026	23	—	(1)	0.00%
Exclusive Concepts, LLC	First lien senior secured term loan	S +	6.50%	12.00%	12/9/2026	623	613	609	0.31%
Infolinks Media Buyco, LLC	First lien senior secured delayed draw term loan	S +	5.50%	10.70%	11/1/2026	39	23	23	0.01%
Infolinks Media Buyco, LLC (6)	First lien senior secured revolving loan	S +	5.50%	10.70%	11/1/2026	38	(1)	—	0.00%
Infolinks Media Buyco, LLC	First lien senior secured term loan	S +	5.50%	10.70%	11/1/2026	1,146	1,130	1,132	0.57%
The Channel Company, LLC	First lien senior secured revolving loan	S +	5.50%	11.00%	11/1/2027	62	44	44	0.02%
The Channel Company, LLC	First lien senior secured term loan	S +	5.50%	11.00%	11/1/2027	2,335	2,303	2,312	1.17%
							6,692	6,712	3.41%
Metals and mining
Copperweld Group, Inc.	First lien senior secured revolving loan	S +	6.00%	11.41%	3/31/2026	$462	$116	$120	0.06%
Copperweld Group, Inc.	First lien senior secured term loan	S +	6.00%	11.50%	3/31/2026	2,273	2,234	2,259	1.15%
							2,350	2,379	1.21%
Personal products
Cosmetic Solutions, LLC	First lien senior secured delayed draw term loan	S +	6.50%	11.81%	10/17/2025	$362	$358	$350	0.18%
Cosmetic Solutions, LLC (6)	First lien senior secured revolving loan	S +	6.50%	11.81%	10/17/2025	344	(4)	(12)	(0.01)%
Cosmetic Solutions, LLC	First lien senior secured term loan	S +	6.50%	11.81%	10/17/2025	2,770	2,736	2,676	1.36%
							3,090	3,014	1.53%
Pharmaceuticals
Bio Agri Mix Holdings Inc. (7)(6)	First lien senior secured revolving loan	C +	5.75%	11.15%	7/23/2026	$30	$—	$—	0.00%
Bio Agri Mix Holdings Inc. (7)(6)	First lien senior secured revolving loan	C +	5.75%	11.15%	7/23/2026	C$ 75	(1)	(1)	0.00%
Bio Agri Mix Holdings Inc. (7)	First lien senior secured term loan	C +	5.75%	11.15%	7/23/2026	C$ 1238	971	923	0.47%
Formulated Buyer, LLC	First lien senior secured delayed draw term loan	L +	5.25%	10.70%	9/22/2026	299	166	166	0.08%
Formulated Buyer, LLC	First lien senior secured revolving loan	L +	5.25%	10.68%	9/22/2026	188	35	35	0.02%
Formulated Buyer, LLC	First lien senior secured term loan	S +	5.25%	10.75%	9/22/2026	458	452	452	0.23%
							1,623	1,575	0.80%
Professional services
Stax Holding Company, LLC (6)(19)	First lien senior secured revolving loan	S +	5.00%	10.53%	10/29/2026	$60	$(1)	$(1)	0.00%

AG Twin Brook BDC, Inc.
Consolidated Schedule of Investments
As of June 30, 2023
(Amounts in thousands)
(Unaudited)

Company(1)(2)	Investment	Reference Rate and Spread(5)		Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Stax Holding Company, LLC	First lien senior secured term loan	S +	5.00%	10.53%	10/29/2026	813	804	806	0.41%
							803	805	0.41%
Real estate management and development
BBG Intermediate Holdings, Inc. (20)	First lien senior secured revolving loan	S +	6.50%	12.03%	1/8/2026	$233	$226	$210	0.11%
BBG Intermediate Holdings, Inc.	First lien senior secured term loan	S +	6.50%	11.81%	1/8/2026	1,875	1,852	1,726	0.87%
MetaSource, LLC (6)	First lien senior secured delayed draw term loan	S +	6.25%	11.47%	5/17/2027	49	—	—	0.00%
MetaSource, LLC	First lien senior secured revolving loan	S +	6.25%	11.47%	5/17/2027	75	29	30	0.02%
MetaSource, LLC	First lien senior secured term loan	S +	6.25%	11.47%	5/17/2027	931	924	926	0.47%
							3,031	2,892	1.47%
Semiconductors and semiconductor equipment
Altamira Material Solutions, LP (6)	First lien senior secured revolving loan	S +	5.50%	10.90%	9/2/2026	$45	$(1)	$(1)	0.00%
Altamira Material Solutions, LP	First lien senior secured term loan	S +	5.50%	10.90%	9/2/2026	718	707	709	0.36%
							706	708	0.36%
Software
Affinitiv, Inc. (6)	First lien senior secured revolving loan	S +	6.00%	11.50%	8/26/2024	$248	$(1)	$(1)	0.00%
Affinitiv, Inc.	First lien senior secured term loan	S +	6.00%	11.50%	8/26/2024	2,254	2,237	2,244	1.14%
ShiftKey, LLC (6)	First lien senior secured revolving loan	S +	5.75%	11.25%	6/21/2027	110	(1)	(1)	0.00%
ShiftKey, LLC	First lien senior secured term loan	S +	5.75%	11.25%	6/21/2027	3,721	3,698	3,697	1.87%
							5,933	5,939	3.01%
Specialty retail
Dykstra's Auto, LLC	First lien senior secured delayed draw term loan	S +	5.75%	11.19%	10/22/2026	$185	$183	$183	0.09%
Dykstra's Auto, LLC	First lien senior secured revolving loan	S +	5.75%	11.23%	10/22/2026	38	9	9	0.00%
Dykstra's Auto, LLC	First lien senior secured term loan	S +	5.75%	11.25%	10/22/2026	489	481	482	0.24%
Kaizen Auto Care, LLC	First lien senior secured delayed draw term loan	S +	6.50%	12.00%	12/22/2023	223	219	219	0.11%
Kaizen Auto Care, LLC	First lien senior secured delayed draw term loan	S +	6.50%	11.95%	12/22/2026	224	220	221	0.11%
Kaizen Auto Care, LLC	First lien senior secured revolving loan	S +	6.50%	12.00%	12/22/2026	38	29	29	0.01%
Kaizen Auto Care, LLC	First lien senior secured term loan	S +	6.50%	12.00%	12/22/2026	856	841	843	0.43%
Leonard Group, Inc. (6)	First lien senior secured revolving loan	S +	6.00%	11.50%	2/26/2026	234	(5)	(1)	0.00%
Leonard Group, Inc.	First lien senior secured term loan	S +	6.00%	11.50%	2/26/2026	1,559	1,543	1,550	0.80%
Pink Lily Holdings, LLC (6)	First lien senior secured revolving loan	S +	7.00%	12.20%	11/16/2027	63	(1)	(1)	0.00%
Pink Lily Holdings, LLC	First lien senior secured term loan	S +	7.00%	12.20%	11/16/2027	1,239	1,219	1,209	0.62%
Soccer Post Acquisition, LLC	First lien senior secured delayed draw term loan	S +	5.50%	11.00%	6/30/2027	37	35	35	0.02%
Soccer Post Acquisition, LLC	First lien senior secured revolving loan	S +	5.50%	11.00%	6/30/2027	38	4	4	0.00%
Soccer Post Acquisition, LLC	First lien senior secured term loan	S +	5.50%	11.00%	6/30/2027	702	692	693	0.35%
							5,469	5,475	2.78%

AG Twin Brook BDC, Inc.
Consolidated Schedule of Investments
As of June 30, 2023
(Amounts in thousands)
(Unaudited)

Company(1)(2)	Investment	Reference Rate and Spread(5)		Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Trading companies and distributors
AFC Industries, Inc.	First lien senior secured delayed draw term loan	S +	6.25%	11.49%	4/9/2027	$127	$127	$124	0.06%
AFC Industries, Inc.	First lien senior secured delayed draw term loan	S +	6.25%	11.53%	4/9/2027	106	103	103	0.05%
AFC Industries, Inc.	First lien senior secured delayed draw term loan	S +	6.25%	11.68%	4/9/2027	106	83	84	0.04%
AFC Industries, Inc.	First lien senior secured delayed draw term loan	S +	6.25%	11.45%	4/9/2027	350	347	342	0.17%
AFC Industries, Inc. (21)	First lien senior secured revolving loan	S +	6.25%	11.48%	10/9/2026	156	73	71	0.04%
AFC Industries, Inc.	First lien senior secured term loan	S +	6.25%	11.63%	4/9/2027	858	846	837	0.42%
Banner Buyer, LLC	First lien senior secured delayed draw term loan	S +	5.75%	10.95%	10/31/2025	566	563	565	0.29%
Banner Buyer, LLC	First lien senior secured revolving loan	S +	5.75%	10.95%	10/31/2025	370	71	72	0.04%
Banner Buyer, LLC	First lien senior secured term loan	S +	5.75%	10.95%	10/31/2025	1,364	1,353	1,357	0.69%
Empire Equipment Company, LLC	First lien senior secured revolving loan	S +	5.50%	10.72%	1/17/2025	439	91	91	0.05%
Empire Equipment Company, LLC	First lien senior secured term loan	S +	5.50%	10.72%	1/17/2025	1,544	1,531	1,533	0.78%
Montway LLC	First lien senior secured delayed draw term loan	S +	6.25%	11.54%	11/4/2025	672	663	664	0.34%
Montway LLC (6)	First lien senior secured revolving loan	S +	6.25%	12.01%	11/4/2025	150	(2)	(2)	0.00%
Montway LLC	First lien senior secured term loan	S +	6.25%	12.01%	11/4/2025	712	702	703	0.36%
Triad Technologies, LLC (6)	First lien senior secured revolving loan	S +	6.00%	11.15%	6/8/2026	332	(5)	(5)	0.00%
Triad Technologies, LLC	First lien senior secured term loan	S +	6.00%	11.15%	6/8/2026	1,348	1,323	1,328	0.67%
American Equipment Systems LLC	First lien senior secured delayed draw term loan	S +	6.00%	11.72%	11/5/2026	38	37	37	0.02%
American Equipment Systems LLC	First lien senior secured term loan	S +	6.00%	11.50%	11/5/2026	321	313	313	0.16%
							8,219	8,217	4.18%
Water utilities
Diamondback Buyer, LLC	First lien senior secured revolving loan	S +	5.50%	11.00%	7/22/2026	$75	$37	$37	0.02%
Diamondback Buyer, LLC	First lien senior secured term loan	S +	5.50%	11.01%	7/22/2026	1,195	1,176	1,182	0.60%
							1,213	1,219	0.62%
Total non-controlled/non-affiliated senior secured debt							$178,591	$177,151	89.88%

Non-controlled/non-affiliated sponsor subordinated notes
Trading companies and distributors
Empire Equipment Company, LLC	Sponsor subordinated note		19.50% PIK	19.50%	7/17/2025		$11	$12	0.01%
Total non-controlled/non-affiliated sponsor subordinated notes							$11	$12	0.01%
Total non-controlled/non-affiliated investments							$178,602	$177,163	89.89%

Non-controlled/affiliated investments
Multisector holdings

AG Twin Brook BDC, Inc.
Consolidated Schedule of Investments
As of June 30, 2023
(Amounts in thousands)
(Unaudited)

Company(1)(2)	Investment	Reference Rate and Spread(5)	Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Twin Brook Equity Holdings, LLC (22) (23) (24)	Equity - 1.65% membership interest					$7,228	$9,065	4.60%
Twin Brook Segregated Equity Holdings, LLC (22) (23) (24)	Equity - 2.11% membership interest					14	19	0.01%
Total non-controlled/affiliated investments						$7,242	$9,084	4.61%
Total investments						$185,844	$186,247	94.50%

(1)	Unless otherwise indicated, all investments are considered Level 3 investments. Amounts shown in thousands for principal/par amount, amortized cost and fair value.
(2)	Unless otherwise indicated, all investments represent co-investments made with the Company’s affiliates in accordance with the terms of the exemptive relief that the Company received from the U.S. Securities and Exchange Commission. Refer to Note 6 for further information.
(3)	Principal/par amount is denominated in U.S. Dollars (“$”) unless otherwise noted, Canadian Dollars (“C$”).
(4)	The amortized cost represents the original cost adjusted for the amortization of discounts and premiums, as applicable, on debt investments using the effective interest method.
(5)
Unless otherwise indicated, the interest rate on the principal balance outstanding for all floating rate loans is indexed to the London Interbank Offered Rate (“LIBOR” or “L”), the Term Secured Overnight Financing Rate (“Term SOFR” or S”) and/or an alternate base rate (e.g. prime rate (“P”)), which typically resets semiannually, quarterly, or monthly at the borrower’s option. The applicable base rate may be subject to a floor. The borrower may also elect to have multiple interest reset periods for each loan. For each of these loans, the applicable margin has been provided over Term SOFR based on each respective credit agreement. As of June 30, 2023, the reference rates for the floating rate loans were the 3 Month L of 5.53%, 3 Month CDOR of 5.40%, Term SOFR of 5.09% and the Prime Rate of 8.25%.

(6)
Represents revolvers and delayed draw term loans where the entire balance is unfunded as of June 30, 2023. The negative fair value is a result of the commitment being valued below par. Refer to Note 8 for further information.

(7)
Represents investments that the Company has determined are not “qualifying assets” under Section 55(a) of the 1940 Act. Under the 1940 Act, we may not acquire any non-qualifying asset unless, at the time such acquisition is made, qualifying assets represent at least 70% of our total assets. The status of these assets under the 1940 Act is subject to change. The Company monitors the status of these assets on an ongoing basis. As of June 30, 2023, non-qualifying assets (foreign investments and derivative contracts) represented approximately 4.62% of the total assets of the Company.

(8)	Principal balance includes reserve for letter of credit of $1,875 on which the borrower pays 5.75%.
(9)	Principal balance includes reserve for letter of credit of $190 on which the borrower pays 7.00%.
(10)	Principal balance includes reserve for letter of credit of $10,663 on which the borrower pays 5.50%.
(11)	Principal balance includes reserve for letter of credit of $2,145 on which the borrower pays 6.75%.
(12)	Principal balance includes reserve for letter of credit of $9,735 on which the borrower pays 6.00%.
(13)	Principal balance includes reserve for letter of credit of $2,851 on which the borrower pays 6.25%.
(14)	Principal balance includes reserve for letter of credit of $3,930 on which the borrower pays 7.00%.
(15)	Principal balance includes reserve for letter of credit of $3,438 on which the borrower pays 6.00%.
(16)	Principal balance includes reserve for letter of credit of $5,410 on which the borrower pays 7.50%.
(17)	Principal balance includes reserve for letter of credit of $4,838 on which the borrower pays 5.25%.
(18)	Principal balance includes reserve for letter of credit of $141,677 on which the borrower pays 0.00%.
(19)	Principal balance includes reserve for letter of credit of $2,248 on which the borrower pays 5.00%.
(20)	Principal balance includes reserve for letter of credit of $3,517 on which the borrower pays 6.50%.

AG Twin Brook BDC, Inc.
Consolidated Schedule of Investments
As of June 30, 2023
(Amounts in thousands)
(Unaudited)

(21)	Principal balance includes reserve for letter of credit of $6,240 on which the borrower pays 6.25%.
(22)	As a practical expedient, the Company uses net asset value (“NAV”) to determine the fair value of this investment. Consistent with FASB guidance under ASC 820, these investments are excluded from the hierarchical levels. This represents an investment in an affiliated fund.
(23)
Securities exempt from registration under the Securities Act of 1933 (the “Securities Act”), and may be deemed to be “restricted securities” under the Securities Act. As of June 30, 2023, the aggregate fair value of these securities is $9,084 or 4.61% of the Company's net assets. The “restricted securities”, Twin Brook Equity Holdings, LLC and Twin Brook Segregated Equity Holdings, LLC were purchased on April 30, 2021 and May 5, 2021, respectively.

(24)	Non-income producing investment.
Foreign currency forward contracts

Counterparty	Currency Purchased	Currency Sold	Settlement	Unrealized Appreciation/ (Depreciation)
Wells Fargo Bank, National Association	USD 1,427	CAD 1,926	10/13/2023	$(29)
Total				$(29)

Currency Abbreviations:
USD - U.S. Dollar
CAD - Canadian Dollar

AG Twin Brook BDC, Inc.
Consolidated Schedule of Investments
As of December 31, 2022
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread(5)		Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Investments
Non-controlled/non-affiliated senior secured debt
Aerospace and defense
Mattco Forge, Inc. (6)	First lien senior secured revolving loan	L +	6.25%	10.42%	12/6/2024	$506	$(5)	$(11)	(0.01)%
Mattco Forge, Inc.	First lien senior secured term loan	L +	6.25%	10.42%	12/6/2024	2,168	2,142	2,119	1.08%
							2,137	2,108	1.07%
Air freight and logistics
Load One Purchaser Corporation (6)	First lien senior secured delayed draw term loan	S +	6.00%	10.84%	6/21/2028	$150	$(3)	$(2)	—%
Load One Purchaser Corporation	First lien senior secured revolving loan	S +	6.00%	10.84%	6/21/2028	75	6	6	—%
Load One Purchaser Corporation	First lien senior secured term loan	S +	6.00%	10.84%	6/21/2028	810	795	797	0.41%
							798	801	0.41%
Auto components
AvCarb, LLC	First lien senior secured delayed draw term loan	L +	6.00%	10.57%	11/12/2026	$665	$222	$222	0.11%
AvCarb, LLC	First lien senior secured revolving loan	L +	6.00%	10.17%	11/12/2026	38	3	3	—%
AvCarb, LLC	First lien senior secured term loan	L +	6.00%	10.17%	11/12/2026	495	486	487	0.25%
CCG Acquisition, Inc. (6)	First lien senior secured revolving loan	S +	6.00%	10.84%	5/17/2027	19	—	—	—%
CCG Acquisition, Inc.	First lien senior secured term loan	S +	6.00%	10.84%	5/17/2027	425	419	420	0.21%
Raneys, LLC (6)	First lien senior secured revolving loan	S +	5.75%	10.59%	6/7/2027	38	(1)	(1)	—%
Raneys, LLC	First lien senior secured term loan	S +	5.75%	10.59%	6/7/2027	453	444	445	0.23%
Vehicle Accessories, Inc. (6)	First lien senior secured revolving loan	P +	4.50%	12.00%	11/30/2026	38	—	—	—%
Vehicle Accessories, Inc.	First lien senior secured term loan	S +	5.50%	10.34%	11/30/2026	1,666	1,655	1,659	0.85%
							3,228	3,235	1.65%
Chemicals
AM Buyer, LLC (6)	First lien senior secured revolving loan	S +	6.75%	11.59%	5/1/2025	$111	$(1)	$(1)	—%
AM Buyer, LLC	First lien senior secured term loan	S +	6.75%	11.59%	5/1/2025	474	467	469	0.24%
Answer Acquisition, LLC (6)	First lien senior secured revolving loan	L +	5.50%	10.23%	12/30/2026	38	(1)	(1)	—%
Answer Acquisition, LLC	First lien senior secured term loan	L +	5.50%	10.23%	12/30/2026	1,699	1,671	1,673	0.86%
Custom Agronomics Holdings, LLC (6)	First lien senior secured revolving loan	S +	6.50%	11.34%	8/26/2027	45	(1)	(1)	—%
Custom Agronomics Holdings, LLC	First lien senior secured term loan	S +	6.50%	11.34%	8/26/2027	236	231	232	0.12%
SASE Company, LLC (6)	First lien senior secured revolving loan	S +	5.75%	10.19%	11/15/2026	38	(1)	(1)	—%
SASE Company, LLC	First lien senior secured term loan	S +	5.75%	10.19%	11/15/2026	1,615	1,588	1,592	0.81%
Teel Plastics, LLC (6)	First lien senior secured revolving loan	S +	5.00%	9.44%	1/24/2025	324	(3)	(1)	—%
Teel Plastics, LLC	First lien senior secured term loan	S +	5.00%	9.44%	1/24/2025	1,787	1,767	1,779	0.91%
USALCO, LLC	First lien senior secured revolving loan	L +	6.00%	10.38%	10/19/2026	100	42	42	0.02%
USALCO, LLC	First lien senior secured term loan	L +	6.00%	10.73%	10/19/2027	1,884	1,867	1,872	0.96%

AG Twin Brook BDC, Inc.
Consolidated Schedule of Investments
As of December 31, 2022
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread(5)		Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
							7,626	7,654	3.92%
Commercial services and supplies
Alliance Environmental Group, LLC	First lien senior secured delayed draw term loan	L +	6.00%	11.15%	12/30/2027	$75	$53	$53	0.03%
Alliance Environmental Group, LLC	First lien senior secured revolving loan	L +	6.00%	10.47%	12/30/2027	38	35	35	0.02%
Alliance Environmental Group, LLC	First lien senior secured term loan	L +	6.00%	11.15%	12/30/2027	1,451	1,426	1,428	0.73%
Edko Acquisition, LLC (8)	First lien senior secured revolving loan	S +	6.00%	10.84%	6/25/2026	38	3	3	—%
Edko Acquisition, LLC	First lien senior secured term loan	S +	5.75%	10.59%	6/25/2026	1,139	1,122	1,124	0.57%
Franchise Fastlane, LLC (6)	First lien senior secured revolving loan	S +	5.50%	10.38%	5/2/2027	15	—	—	—%
Franchise Fastlane, LLC	First lien senior secured term loan	S +	5.50%	10.38%	5/2/2027	1,170	1,149	1,151	0.59%
Gold Medal Holdings, Inc. (9)	First lien senior secured revolving loan	S +	7.00%	11.74%	3/17/2027	50	23	23	0.01%
Gold Medal Holdings, Inc.	First lien senior secured term loan	S +	7.00%	11.84%	3/17/2027	722	713	716	0.37%
Green Monster Acquisition, LLC (6)	First lien senior secured revolving loan	L +	5.50%	10.23%	12/28/2026	38	(1)	(1)	—%
Green Monster Acquisition, LLC	First lien senior secured term loan	L +	5.50%	10.23%	12/28/2026	1,176	1,157	1,158	0.59%
HLSG Intermediate, LLC	First lien senior secured delayed draw term loan	S +	6.50%	11.03%	3/31/2028	96	94	95	0.05%
HLSG Intermediate, LLC (6)	First lien senior secured revolving loan	S +	6.50%	10.94%	3/31/2028	60	(1)	(1)	—%
HLSG Intermediate, LLC	First lien senior secured term loan	S +	6.50%	10.94%	3/31/2028	1,004	993	995	0.51%
Nimlok Company, LLC (6)(10)	First lien senior secured revolving loan	S +	5.50%	10.16%	11/27/2024	320	(3)	(4)	—%
Nimlok Company, LLC	First lien senior secured term loan	S +	5.50%	10.16%	11/27/2025	2,678	2,641	2,645	1.35%
Steel City Wash, LLC	First lien senior secured delayed draw term loan	S +	6.25%	11.09%	12/27/2026	143	141	141	0.07%
Steel City Wash, LLC	First lien senior secured revolving loan	S +	6.25%	10.90%	12/27/2026	38	15	15	0.01%
Steel City Wash, LLC	First lien senior secured term loan	S +	6.25%	11.09%	12/27/2026	794	781	783	0.40%
							10,341	10,359	5.30%
Construction and engineering
BCI Burke Holding Corp.	First lien senior secured delayed draw term loan	L +	5.50%	9.70%	12/14/2027	$131	$24	$24	0.01%
BCI Burke Holding Corp. (6)	First lien senior secured revolving loan	L +	5.50%	10.23%	12/14/2027	79	(1)	(1)	—%
BCI Burke Holding Corp.	First lien senior secured term loan	L +	5.50%	10.23%	12/14/2027	874	863	865	0.44%
CPS HVAC Group, LLC	First lien senior secured delayed draw term loan	L +	6.75%	11.37%	12/15/2026	150	32	32	0.02%
CPS HVAC Group, LLC (11)	First lien senior secured revolving loan	L +	6.75%	11.90%	12/15/2026	38	8	8	—%
CPS HVAC Group, LLC	First lien senior secured term loan	L +	6.75%	11.90%	12/15/2026	272	268	268	0.14%
Domino Equipment Company, LLC (6)	First lien senior secured revolving loan	S +	6.25%	11.13%	4/1/2026	79	(1)	(1)	—%
Domino Equipment Company, LLC	First lien senior secured term loan	S +	6.25%	11.13%	4/1/2026	575	565	566	0.29%
Highland Acquisition, Inc. (6)	First lien senior secured revolving loan	S +	5.50%	10.34%	3/9/2027	30	(1)	—	—%
Highland Acquisition, Inc.	First lien senior secured term loan	S +	5.50%	10.34%	3/9/2027	937	921	922	0.47%
Rose Paving, LLC	First lien senior secured revolving loan	S +	5.75%	10.57%	11/7/2028	94	50	50	0.03%
Rose Paving, LLC	First lien senior secured term loan	S +	5.75%	10.55%	11/7/2028	751	732	732	0.37%

AG Twin Brook BDC, Inc.
Consolidated Schedule of Investments
As of December 31, 2022
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread(5)		Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
							3,460	3,465	1.77%
Containers and packaging
Bulk Lift International, LLC (6)(7)	First lien senior secured revolving loan	S +	6.75%	11.28%	11/15/2027	$38	$(1)	$(1)	—%
Bulk Lift International, LLC (7)	First lien senior secured term loan	S +	6.75%	11.28%	11/15/2027	258	252	252	0.13%
Innovative FlexPak, LLC	First lien senior secured revolving loan	S +	7.00%	11.36%	1/23/2025	627	464	325	0.17%
Innovative FlexPak, LLC	First lien senior secured term loan	S +	7.00%	11.44%	1/23/2025	2,616	2,574	1,998	1.00%
MRC Keeler Acquisition, LLC	First lien senior secured delayed draw term loan	L +	5.75%	10.48%	12/4/2025	75	74	74	0.04%
MRC Keeler Acquisition, LLC	First lien senior secured revolving loan	L +	5.75%	10.07%	12/4/2025	150	73	73	0.04%
MRC Keeler Acquisition, LLC	First lien senior secured term loan	L +	5.75%	10.48%	12/4/2025	952	940	941	0.48%
Vanguard Packaging, LLC	First lien senior secured revolving loan	L +	5.00%	9.66%	8/9/2024	535	51	50	0.03%
Vanguard Packaging, LLC	First lien senior secured term loan	L +	5.00%	9.73%	8/9/2024	1,193	1,186	1,185	0.61%
							5,613	4,897	2.50%
Distributors
RTP Acquisition, LLC	First lien senior secured revolving loan	S +	6.25%	10.69%	8/17/2026	$38	$3	$3	—%
RTP Acquisition, LLC	First lien senior secured term loan	S +	6.25%	10.69%	8/17/2026	918	902	905	0.46%
							905	908	0.46%
Diversified consumer services
50Floor, LLC (6)	First lien senior secured revolving loan	L +	6.25%	10.98%	12/31/2025	$199	$(2)	$(2)	—%
50Floor, LLC	First lien senior secured term loan	L +	6.25%	10.98%	12/31/2026	953	939	941	0.48%
ACES Intermediate, LLC (6)	First lien senior secured revolving loan	S +	5.75%	10.63%	7/27/2027	150	(3)	(3)	—%
ACES Intermediate, LLC	First lien senior secured term loan	S +	5.75%	10.63%	7/27/2027	1,887	1,851	1,856	0.95%
Groundworks Operations, LLC	First lien senior secured delayed draw term loan	L +	4.75%	9.48%	1/17/2026	1,866	1,814	1,821	0.93%
Groundworks Operations, LLC (6)	First lien senior secured revolving loan	L +	4.75%	9.48%	1/17/2026	387	(4)	(2)	—%
Groundworks Operations, LLC	First lien senior secured term loan	L +	4.75%	9.48%	1/17/2026	2,479	2,449	2,463	1.26%
Home Brands Group Holdings, Inc. (6)	First lien senior secured revolving loan	L +	4.75%	9.16%	11/8/2026	48	(1)	(1)	—%
Home Brands Group Holdings, Inc.	First lien senior secured term loan	L +	4.75%	9.16%	11/8/2026	1,900	1,867	1,873	0.96%
ISSA, LLC (6)	First lien senior secured revolving loan	S +	6.25%	11.09%	3/1/2027	131	(2)	(2)	—%
ISSA, LLC	First lien senior secured term loan	S +	6.25%	11.09%	3/1/2027	922	906	908	0.46%
Juniper Landscaping Holdings LLC	First lien senior secured delayed draw term loan	L +	6.00%	11.14%	12/29/2026	88	69	69	0.04%
Juniper Landscaping Holdings LLC (12)	First lien senior secured revolving loan	L +	6.00%	10.54%	12/29/2026	44	10	11	0.01%
Juniper Landscaping Holdings LLC	First lien senior secured term loan	L +	6.00%	11.15%	12/29/2026	1,314	1,295	1,297	0.66%
Kalkomey Enterprises, LLC (6)	First lien senior secured revolving loan	L +	6.75%	11.48%	4/24/2025	77	(1)	(1)	—%
Kalkomey Enterprises, LLC	First lien senior secured term loan	L +	6.75%	11.48%	4/24/2026	1,050	1,033	1,037	0.53%
PPW Acquisition, LLC	First lien senior secured revolving loan	L +	6.25%	10.85%	9/30/2026	38	37	37	0.02%
PPW Acquisition, LLC	First lien senior secured term loan	L +	6.25%	10.98%	9/30/2026	605	595	596	0.30%

AG Twin Brook BDC, Inc.
Consolidated Schedule of Investments
As of December 31, 2022
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread(5)		Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
United Land Services Opco Parent, LLC	First lien senior secured delayed draw term loan	S +	6.00%	10.84%	3/23/2026	1,069	658	659	0.34%
United Land Services Opco Parent, LLC (6)	First lien senior secured delayed draw term loan	S +	6.00%	10.84%	3/23/2026	188	(4)	(3)	—%
United Land Services Opco Parent, LLC	First lien senior secured revolving loan	S +	6.00%	10.44%	3/23/2026	150	37	38	0.02%
United Land Services Opco Parent, LLC	First lien senior secured term loan	S +	6.00%	10.84%	3/23/2026	303	298	298	0.15%
Yard-Nique, Inc (6)	First lien senior secured delayed draw term loan	S +	6.00%	9.71%	4/30/2026	150	(2)	(2)	—%
Yard-Nique, Inc	First lien senior secured revolving loan	S +	5.00%	8.71%	4/30/2026	19	5	5	—%
Yard-Nique, Inc	First lien senior secured term loan	S +	6.00%	9.71%	4/30/2026	405	400	401	0.21%
							14,244	14,294	7.32%
Electrical equipment
AEP Passion Intermediate Holdings, Inc.	First lien senior secured delayed draw term loan	L +	5.50%	9.88%	10/5/2027	$71	$42	$42	0.02%
AEP Passion Intermediate Holdings, Inc.	First lien senior secured revolving loan	L +	5.50%	9.88%	10/5/2027	48	28	28	0.01%
AEP Passion Intermediate Holdings, Inc.	First lien senior secured term loan	L +	5.50%	9.91%	10/5/2027	1,281	1,265	1,267	0.65%
							1,335	1,337	0.68%
Electronic equipment, instruments and components
Advanced Lighting Acquisition, LLC (6)	First lien senior secured revolving loan	S +	5.00%	9.44%	11/22/2025	$324	$(3)	$(1)	—%
Advanced Lighting Acquisition, LLC	First lien senior secured term loan	S +	5.00%	9.44%	11/22/2025	1,133	1,120	1,131	0.58%
ITSavvy LLC (6)	First lien senior secured delayed draw term loan	S +	5.25%	8.76%	8/8/2028	75	(1)	(1)	—%
ITSavvy LLC (6)	First lien senior secured revolving loan	S +	5.25%	9.68%	8/8/2028	38	—	—	—%
ITSavvy LLC	First lien senior secured term loan	S +	5.25%	8.76%	8/8/2028	676	670	671	0.34%
Nelson Name Plate Company	First lien senior secured delayed draw term loan	L +	5.50%	10.23%	10/18/2026	119	102	102	0.05%
Nelson Name Plate Company	First lien senior secured revolving loan	L +	5.50%	10.23%	10/18/2026	90	15	15	0.01%
Nelson Name Plate Company	First lien senior secured term loan	L +	5.50%	10.23%	10/18/2026	768	756	757	0.39%
							2,659	2,674	1.37%
Food and staples retailing
Engelman Baking Co., LLC	First lien senior secured revolving loan	L +	5.50%	9.88%	2/28/2025	$207	$31	$30	0.02%
Engelman Baking Co., LLC	First lien senior secured term loan	L +	5.50%	9.88%	2/28/2025	713	701	703	0.36%
Mad Rose Company, LLC (13)	First lien senior secured revolving loan	S +	6.25%	10.69%	5/7/2026	119	58	59	0.03%
Mad Rose Company, LLC	First lien senior secured term loan	S +	6.25%	10.69%	5/7/2026	931	916	919	0.47%
Main Street Gourmet, LLC	First lien senior secured delayed draw term loan	L +	5.50%	9.89%	11/10/2025	666	34	35	0.02%
Main Street Gourmet, LLC	First lien senior secured revolving loan	L +	5.50%	10.23%	11/10/2025	38	18	18	0.01%
Main Street Gourmet, LLC	First lien senior secured term loan	L +	5.50%	10.23%	11/10/2025	1,121	1,108	1,110	0.57%
NutriScience Innovations, LLC (6)(14)	First lien senior secured revolving loan	L +	7.00%	11.73%	4/21/2026	131	(2)	(2)	—%
NutriScience Innovations, LLC	First lien senior secured term loan	L +	7.00%	11.73%	4/21/2026	434	428	428	0.22%
Qin's Buffalo, LLC (6)	First lien senior secured delayed draw term loan	S +	5.75%	10.59%	5/5/2027	75	(1)	(1)	—%
Qin's Buffalo, LLC (6)	First lien senior secured revolving loan	S +	5.75%	10.59%	5/5/2027	38	(1)	(1)	—%

AG Twin Brook BDC, Inc.
Consolidated Schedule of Investments
As of December 31, 2022
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread(5)		Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Qin's Buffalo, LLC	First lien senior secured term loan	S +	5.75%	10.59%	5/5/2027	536	526	528	0.27%
SCP Beverage Buyer, LLC	First lien senior secured revolving loan	S +	5.75%	10.11%	11/24/2026	38	14	14	0.01%
SCP Beverage Buyer, LLC	First lien senior secured term loan	S +	5.75%	10.11%	11/24/2026	412	404	405	0.21%
Universal Pure, LLC (6)	First lien senior secured delayed draw term loan	S +	6.00%	10.24%	10/31/2028	128	(3)	(3)	—%
Universal Pure, LLC (6)(15)	First lien senior secured revolving loan	S +	6.00%	10.24%	10/31/2028	150	(4)	(4)	—%
Universal Pure, LLC	First lien senior secured term loan	S +	6.00%	10.24%	10/31/2028	1,328	1,292	1,292	0.66%
							5,519	5,530	2.85%
Food products
Icelandirect, LLC	First lien senior secured revolving loan	L +	6.00%	10.73%	7/30/2026	$38	$35	$36	0.02%
Icelandirect, LLC	First lien senior secured term loan	L +	6.00%	10.73%	7/30/2026	684	674	675	0.35%
Starwest Botanicals Acquisition, LLC	First lien senior secured revolving loan	L +	5.25%	9.83%	4/30/2027	174	172	168	0.09%
Starwest Botanicals Acquisition, LLC	First lien senior secured term loan	L +	5.25%	9.63%	4/30/2027	807	796	779	0.40%
Sun Orchard, LLC	First lien senior secured revolving loan	S +	5.25%	9.69%	7/8/2027	113	5	6	—%
Sun Orchard, LLC	First lien senior secured term loan	S +	5.25%	10.09%	7/8/2027	2,074	2,035	2,039	1.04%
							3,717	3,703	1.90%
Gas utilities
Hydromax USA, LLC	First lien senior secured delayed draw term loan	S +	6.75%	11.48%	12/30/2026	$112	$110	$107	0.05%
Hydromax USA, LLC	First lien senior secured revolving loan	S +	6.75%	11.48%	12/30/2026	228	156	149	0.08%
Hydromax USA, LLC	First lien senior secured term loan	S +	6.75%	11.48%	12/30/2026	1,235	1,216	1,181	0.60%
							1,482	1,437	0.73%
Health care equipment and supplies
626 Holdings Equity, LLC	First lien senior secured delayed draw term loan	S +	5.50%	10.17%	2/14/2028	$315	$105	$105	0.05%
626 Holdings Equity, LLC	First lien senior secured revolving loan	P +	4.50%	12.00%	2/14/2027	75	49	49	0.03%
626 Holdings Equity, LLC	First lien senior secured term loan	S +	5.50%	10.72%	2/14/2028	884	868	870	0.44%
EMSAR Acquisition LLC	First lien senior secured delayed draw term loan	S +	6.50%	11.34%	3/30/2026	216	212	213	0.11%
EMSAR Acquisition LLC	First lien senior secured revolving loan	S +	6.50%	11.34%	3/30/2026	134	118	118	0.06%
EMSAR Acquisition LLC	First lien senior secured term loan	S +	6.50%	11.34%	3/30/2026	638	628	629	0.32%
Medical Technology Associates, Inc. (6)	First lien senior secured revolving loan	S +	6.00%	10.84%	7/25/2028	38	(1)	(1)	—%
Medical Technology Associates, Inc.	First lien senior secured term loan	S +	6.00%	10.84%	7/25/2028	403	395	396	0.20%
Reliable Medical Supply LLC	First lien senior secured delayed draw term loan	S +	7.00%	11.44%	4/8/2025	67	66	66	0.03%
Reliable Medical Supply LLC	First lien senior secured revolving loan	S +	7.00%	11.44%	4/8/2025	138	39	40	0.02%
Reliable Medical Supply LLC	First lien senior secured term loan	S +	7.00%	11.44%	4/8/2025	751	737	743	0.38%
SCA Buyer, LLC	First lien senior secured delayed draw term loan	S +	6.50%	11.38%	1/20/2026	396	273	271	0.14%
SCA Buyer, LLC	First lien senior secured revolving loan	S +	6.50%	11.38%	1/20/2026	133	77	76	0.04%
SCA Buyer, LLC	First lien senior secured term loan	S +	6.50%	11.38%	1/20/2026	757	740	737	0.38%

AG Twin Brook BDC, Inc.
Consolidated Schedule of Investments
As of December 31, 2022
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread(5)		Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Spectrum Solutions, LLC (6)	First lien senior secured revolving loan	L +	6.00%	10.38%	3/5/2026	267	(5)	(23)	(0.01)%
Spectrum Solutions, LLC	First lien senior secured term loan	L +	6.00%	10.38%	3/5/2026	478	470	438	0.22%
							4,771	4,727	2.41%
Health care providers and services
Agility Intermediate, Inc.	First lien senior secured delayed draw term loan	S +	6.50%	10.77%	4/15/2026	$401	$104	$105	0.05%
Agility Intermediate, Inc.	First lien senior secured revolving loan	S +	6.50%	11.34%	4/15/2026	134	38	38	0.02%
Agility Intermediate, Inc.	First lien senior secured term loan	S +	6.50%	11.34%	4/15/2026	242	238	238	0.12%
Apex Dental Partners, LLC	First lien senior secured delayed draw term loan	S +	6.50%	11.16%	11/23/2025	112	15	15	0.01%
Apex Dental Partners, LLC	First lien senior secured delayed draw term loan	S +	6.50%	11.16%	11/23/2025	445	438	440	0.22%
Apex Dental Partners, LLC	First lien senior secured revolving loan	S +	6.50%	11.04%	11/23/2025	150	65	66	0.03%
Apex Dental Partners, LLC	First lien senior secured term loan	S +	6.50%	11.38%	11/23/2025	622	612	614	0.31%
ASC Ortho Management, LLC	First lien senior secured delayed draw term loan	L +	6.00%	10.73%	12/31/2026	359	322	322	0.16%
ASC Ortho Management, LLC (6)	First lien senior secured revolving loan	L +	6.00%	10.73%	12/31/2026	38	(1)	(1)	—%
ASC Ortho Management, LLC	First lien senior secured term loan	L +	6.00%	10.73%	12/31/2026	519	510	511	0.26%
ASP Global Acquisition, LLC	First lien senior secured delayed draw term loan	S +	6.50%	11.34%	1/21/2025	562	555	552	0.28%
ASP Global Acquisition, LLC (6)	First lien senior secured revolving loan	S +	6.50%	11.34%	1/21/2025	647	(10)	(12)	(0.01)%
ASP Global Acquisition, LLC	First lien senior secured term loan	S +	6.50%	11.34%	1/21/2025	2,306	2,270	2,263	1.16%
Beacon Oral Specialists Management LLC	First lien senior secured delayed draw term loan	S +	6.50%	11.34%	12/14/2025	838	790	791	0.40%
Beacon Oral Specialists Management LLC	First lien senior secured revolving loan	S +	6.50%	11.34%	12/14/2025	188	69	69	0.04%
Beacon Oral Specialists Management LLC	First lien senior secured term loan	S +	6.50%	11.34%	12/14/2025	940	926	928	0.47%
Behavior Frontiers, LLC (16)	First lien senior secured revolving loan	S +	7.50%	12.34%	5/21/2026	38	18	15	0.01%
Behavior Frontiers, LLC	First lien senior secured term loan	S +	7.50%	12.34%	5/21/2026	656	645	597	0.31%
Benefit Plan Administrators of Eau Claire, LLC (6)	First lien senior secured delayed draw term loan	S +	5.50%	9.19%	6/7/2026	188	(2)	(2)	—%
Benefit Plan Administrators of Eau Claire, LLC (6)	First lien senior secured revolving loan	S +	5.50%	9.19%	6/7/2026	38	(1)	—	—%
Benefit Plan Administrators of Eau Claire, LLC	First lien senior secured term loan	S +	5.50%	9.19%	6/7/2026	824	812	814	0.42%
Brightview, LLC	First lien senior secured delayed draw term loan	L +	5.75%	10.13%	12/14/2026	107	47	47	0.02%
Brightview, LLC (6)	First lien senior secured revolving loan	L +	5.75%	10.13%	12/14/2026	52	(1)	—	—%
Brightview, LLC	First lien senior secured term loan	L +	5.75%	10.13%	12/14/2026	692	685	686	0.35%
Canadian Orthodontic Partners Corp. (6)(7)	First lien senior secured delayed draw term loan	C +	7.00%	11.88%	3/19/2026	140	(1)	(3)	—%
Canadian Orthodontic Partners Corp. (7)	First lien senior secured delayed draw term loan	C +	7.00%	11.88%	3/19/2026	358	212	195	0.10%
Canadian Orthodontic Partners Corp. (7)	First lien senior secured revolving loan	S +	7.00%	11.84%	3/19/2026	107	105	104	0.05%
Canadian Orthodontic Partners Corp. (7)	First lien senior secured revolving loan	C +	7.00%	11.88%	3/19/2026	268	204	190	0.10%
Canadian Orthodontic Partners Corp. (7)	First lien senior secured term loan	C +	7.00%	11.88%	3/19/2026	225	176	162	0.08%
Change Academy at Lake of the Ozarks, LLC (6)	First lien senior secured revolving loan	S +	5.25%	9.98%	8/2/2027	113	(2)	(2)	—%
Change Academy at Lake of the Ozarks, LLC	First lien senior secured term loan	S +	5.25%	9.98%	8/2/2027	1,773	1,740	1,743	0.89%

AG Twin Brook BDC, Inc.
Consolidated Schedule of Investments
As of December 31, 2022
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread(5)		Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Community Care Partners, LLC	First lien senior secured delayed draw term loan	S +	6.00%	10.44%	6/10/2026	223	163	165	0.08%
Community Care Partners, LLC (6)	First lien senior secured delayed draw term loan	S +	6.00%	10.44%	6/10/2026	19	—	—	—%
Community Care Partners, LLC	First lien senior secured revolving loan	S +	6.00%	10.44%	6/10/2026	75	14	14	0.01%
Community Care Partners, LLC	First lien senior secured term loan	S +	6.00%	10.44%	6/10/2026	953	942	946	0.48%
Dermatology Medical Partners OpCo, LLC	First lien senior secured delayed draw term loan	S +	6.50%	11.21%	10/29/2026	97	39	39	0.02%
Dermatology Medical Partners OpCo, LLC	First lien senior secured revolving loan	S +	6.50%	11.08%	10/29/2026	38	16	16	0.01%
Dermatology Medical Partners OpCo, LLC	First lien senior secured term loan	S +	6.50%	11.34%	10/29/2026	321	314	314	0.16%
EH Management Company, LLC	First lien senior secured revolving loan	S +	5.50%	10.34%	7/15/2026	38	22	22	0.01%
EH Management Company, LLC	First lien senior secured term loan	S +	5.50%	10.34%	7/15/2026	970	954	957	0.49%
Endodontic Practice Partners, LLC	First lien senior secured delayed draw term loan	S +	5.75%	10.90%	11/2/2027	375	261	261	0.13%
Endodontic Practice Partners, LLC (6)	First lien senior secured revolving loan	S +	5.75%	10.64%	11/2/2027	38	(1)	(1)	—%
Endodontic Practice Partners, LLC	First lien senior secured term loan	S +	5.75%	10.64%	11/2/2027	662	649	649	0.33%
Geriatric Medical and Surgical Supply, LLC (6)	First lien senior secured revolving loan	S +	6.00%	10.84%	12/21/2025	300	(4)	(4)	—%
Geriatric Medical and Surgical Supply, LLC	First lien senior secured term loan	S +	6.00%	10.84%	12/21/2025	943	929	930	0.48%
Golden Bear PT Partners, LLC	First lien senior secured delayed draw term loan	S +	7.75%	12.59%	10/22/2026	333	167	162	0.08%
Golden Bear PT Partners, LLC	First lien senior secured revolving loan	S +	7.75%	12.59%	10/22/2026	38	7	6	—%
Golden Bear PT Partners, LLC	First lien senior secured term loan	S +	7.75%	12.59%	10/22/2026	1,544	1,510	1,488	0.76%
Guardian Dentistry Practice Management, LLC	First lien senior secured delayed draw term loan	S +	6.50%	10.94%	8/20/2026	67	66	67	0.03%
Guardian Dentistry Practice Management, LLC	First lien senior secured delayed draw term loan	S +	6.50%	10.94%	8/20/2026	112	111	111	0.06%
Guardian Dentistry Practice Management, LLC	First lien senior secured delayed draw term loan	S +	6.50%	10.94%	8/20/2026	319	314	316	0.16%
Guardian Dentistry Practice Management, LLC (6)	First lien senior secured revolving loan	S +	6.50%	10.94%	8/20/2026	23	—	—	—%
Guardian Dentistry Practice Management, LLC	First lien senior secured term loan	S +	6.50%	10.94%	8/20/2026	521	511	515	0.26%
IPC Pain Acquisition, LLC (6)	First lien senior secured delayed draw term loan	S +	6.00%	10.44%	5/19/2027	278	(3)	(3)	—%
IPC Pain Acquisition, LLC (6)	First lien senior secured revolving loan	S +	6.00%	10.44%	5/19/2027	25	—	—	—%
IPC Pain Acquisition, LLC	First lien senior secured term loan	S +	6.00%	10.44%	5/19/2027	177	174	175	0.09%
Network Partners Acquisition, LLC (6)	First lien senior secured delayed draw term loan	L +	6.00%	10.73%	12/30/2026	113	(2)	(2)	—%
Network Partners Acquisition, LLC (6)	First lien senior secured revolving loan	L +	6.00%	10.73%	12/30/2026	38	(1)	(1)	—%
Network Partners Acquisition, LLC	First lien senior secured term loan	L +	6.00%	10.73%	12/30/2026	392	386	386	0.20%
NH Kronos Buyer, Inc. (6)	First lien senior secured revolving loan	S +	10.00%	14.24%	11/1/2028	263	(8)	(8)	—%
NH Kronos Buyer, Inc.	First lien senior secured term loan	S +	6.25%	10.49%	11/1/2028	2,229	2,163	2,173	1.11%
Peak Dental Services, LLC	First lien senior secured delayed draw term loan	S +	6.75%	11.18%	12/31/2025	603	13	8	—%
Peak Dental Services, LLC	First lien senior secured delayed draw term loan	S +	6.75%	11.18%	12/31/2025	885	572	571	0.29%
Peak Dental Services, LLC	First lien senior secured revolving loan	S +	6.75%	11.48%	12/31/2025	133	131	131	0.07%
Peak Dental Services, LLC	First lien senior secured term loan	S +	6.75%	11.56%	12/31/2025	585	576	578	0.30%
Peak Investment Holdings, LLC	First lien senior secured delayed draw term loan	L +	7.00%	11.73%	12/6/2024	603	13	8	—%

AG Twin Brook BDC, Inc.
Consolidated Schedule of Investments
As of December 31, 2022
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread(5)		Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Peak Investment Holdings, LLC (6)	First lien senior secured revolving loan	L +	7.00%	11.73%	12/6/2024	324	(3)	(6)	—%
Peak Investment Holdings, LLC	First lien senior secured term loan	L +	7.00%	11.73%	12/6/2024	1,288	1,275	1,265	0.65%
Pentec Acquisition Corp. (6)	First lien senior secured revolving loan	L +	6.00%	10.38%	10/8/2026	75	(1)	(1)	—%
Pentec Acquisition Corp.	First lien senior secured term loan	L +	6.00%	10.38%	10/8/2026	996	980	988	0.51%
Propio LS, LLC	First lien senior secured revolving loan	S +	5.50%	10.46%	8/2/2027	75	55	55	0.03%
Propio LS, LLC	First lien senior secured term loan	S +	5.50%	10.38%	8/2/2027	1,193	1,171	1,173	0.60%
Purpose Home Health Acquisition, LLC (6)	First lien senior secured delayed draw term loan	S +	6.25%	11.19%	11/3/2027	150	(3)	(3)	—%
Purpose Home Health Acquisition, LLC (6)	First lien senior secured revolving loan	S +	6.25%	11.19%	11/3/2027	38	(1)	(1)	—%
Purpose Home Health Acquisition, LLC	First lien senior secured term loan	S +	6.25%	11.19%	11/3/2027	353	345	345	0.18%
Revival Animal Health, LLC	First lien senior secured revolving loan	S +	6.50%	11.23%	4/6/2026	131	43	43	0.02%
Revival Animal Health, LLC	First lien senior secured term loan	S +	6.50%	11.34%	4/6/2026	1,021	1,006	1,009	0.52%
RQM Buyer, Inc.	First lien senior secured delayed draw term loan	S +	5.75%	10.59%	8/12/2026	84	83	84	0.04%
RQM Buyer, Inc.	First lien senior secured revolving loan	S +	5.75%	10.52%	8/12/2026	206	12	14	0.01%
RQM Buyer, Inc.	First lien senior secured term loan	S +	5.75%	10.59%	8/12/2026	1,694	1,668	1,682	0.86%
Sage Dental Management, LLC (6)	First lien senior secured revolving loan	P +	4.25%	11.25%	4/1/2024	75	—	—	—%
Sage Dental Management, LLC	First lien senior secured term loan	S +	5.75%	10.59%	4/1/2024	947	940	941	0.48%
SAMGI Buyer, Inc. (6)	First lien senior secured revolving loan	L +	5.50%	10.23%	4/14/2025	138	(2)	(2)	—%
SAMGI Buyer, Inc.	First lien senior secured term loan	L +	5.50%	10.23%	4/14/2025	720	709	712	0.36%
SCP ENT and Allergy Services, LLC (6)	First lien senior secured delayed draw term loan	S +	6.00%	10.84%	9/25/2025	158	(4)	(2)	—%
SCP ENT and Allergy Services, LLC (6)	First lien senior secured revolving loan	S +	6.00%	10.84%	9/25/2025	256	(5)	(3)	—%
SCP ENT and Allergy Services, LLC	First lien senior secured term loan	S +	6.00%	10.84%	9/25/2025	2,782	2,728	2,744	1.40%
Signature Dental Partners LLC	First lien senior secured delayed draw term loan	S +	6.25%	10.69%	10/29/2026	179	148	149	0.08%
Signature Dental Partners LLC (6)	First lien senior secured revolving loan	S +	6.25%	10.69%	10/29/2026	38	(1)	(1)	—%
Signature Dental Partners LLC	First lien senior secured term loan	S +	6.25%	10.69%	10/29/2026	861	843	845	0.43%
Silver Falls MSO, LLC	First lien senior secured revolving loan	S +	6.75%	11.59%	8/30/2024	235	231	226	0.12%
Silver Falls MSO, LLC	First lien senior secured term loan	S +	6.75%	11.59%	8/30/2024	1,290	1,277	1,253	0.64%
SimiTree Acquisition LLC	First lien senior secured delayed draw term loan	S +	6.75%	11.59%	5/17/2026	13	4	4	—%
SimiTree Acquisition LLC	First lien senior secured delayed draw term loan	S +	6.75%	11.59%	5/17/2026	878	863	870	0.44%
SimiTree Acquisition LLC (6)	First lien senior secured revolving loan	S +	6.75%	11.11%	5/17/2026	178	(3)	(2)	—%
SimiTree Acquisition LLC	First lien senior secured term loan	S +	6.75%	11.11%	5/17/2026	1,227	1,208	1,216	0.62%
SIMKO Merger Sub, LLC	First lien senior secured delayed draw term loan	S +	7.00%	11.84%	4/7/2027	187	63	63	0.03%
SIMKO Merger Sub, LLC	First lien senior secured revolving loan	S +	7.00%	11.36%	4/7/2027	56	5	6	—%
SIMKO Merger Sub, LLC	First lien senior secured term loan	S +	7.00%	11.84%	4/7/2027	654	641	643	0.33%
Southeast Primary Care Partners, LLC	First lien senior secured delayed draw term loan	S +	6.25%	10.81%	12/30/2025	523	464	465	0.24%
Southeast Primary Care Partners, LLC	First lien senior secured revolving loan	S +	6.25%	11.09%	12/30/2025	225	94	94	0.05%

AG Twin Brook BDC, Inc.
Consolidated Schedule of Investments
As of December 31, 2022
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread(5)		Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Southeast Primary Care Partners, LLC	First lien senior secured term loan	S +	6.25%	11.09%	12/30/2025	862	847	849	0.43%
Southern Orthodontic Partners Management, LLC	First lien senior secured delayed draw term loan	S +	6.00%	10.84%	1/27/2026	78	78	78	0.04%
Southern Orthodontic Partners Management, LLC	First lien senior secured delayed draw term loan	S +	6.00%	10.84%	1/27/2026	112	47	47	0.02%
Southern Orthodontic Partners Management, LLC	First lien senior secured revolving loan	S +	6.00%	10.84%	1/27/2026	171	97	99	0.05%
Southern Orthodontic Partners Management, LLC	First lien senior secured term loan	S +	6.00%	10.84%	1/27/2026	1,355	1,333	1,345	0.69%
Southern Sports Medicine Partners, LLC	First lien senior secured delayed draw term loan	S +	6.00%	10.84%	2/23/2027	171	29	29	0.01%
Southern Sports Medicine Partners, LLC	First lien senior secured revolving loan	S +	6.00%	10.55%	2/23/2027	60	24	24	0.01%
Southern Sports Medicine Partners, LLC	First lien senior secured term loan	S +	6.00%	10.84%	2/23/2027	638	629	630	0.32%
Varsity DuvaSawko Operating Corp. (6)	First lien senior secured revolving loan	L +	6.25%	10.98%	11/27/2024	474	(4)	(3)	—%
Varsity DuvaSawko Operating Corp.	First lien senior secured term loan	L +	6.25%	10.98%	11/27/2024	2,553	2,532	2,536	1.30%
Vital Care Buyer, LLC	First lien senior secured revolving loan	P +	4.25%	11.75%	10/19/2025	580	91	92	0.05%
Vital Care Buyer, LLC	First lien senior secured term loan	L +	5.25%	9.98%	10/19/2025	907	897	898	0.46%
Western Veterinary Partners, LLC	First lien senior secured delayed draw term loan	S +	7.25%	12.09%	10/29/2026	508	499	501	0.26%
Western Veterinary Partners, LLC	First lien senior secured revolving loan	S +	7.25%	12.09%	10/29/2026	24	1	1	—%
Western Veterinary Partners, LLC	First lien senior secured term loan	S +	7.25%	12.09%	10/29/2026	1,315	1,292	1,299	0.66%
							47,801	47,767	24.40%
Health care technology
AHR Intermediate, Inc (6)	First lien senior secured delayed draw term loan	S +	5.75%	10.19%	7/29/2027	$117	$(1)	$(1)	—%
AHR Intermediate, Inc	First lien senior secured revolving loan	S +	5.75%	10.19%	7/29/2027	150	12	14	0.01%
AHR Intermediate, Inc	First lien senior secured term loan	S +	5.75%	10.19%	7/29/2027	1,458	1,441	1,443	0.74%
Millennia Patient Services, LLC (6)	First lien senior secured delayed draw term loan	L +	6.00%	10.38%	3/8/2026	267	(3)	(3)	—%
Millennia Patient Services, LLC	First lien senior secured revolving loan	L +	6.00%	10.38%	3/8/2026	134	32	32	0.02%
Millennia Patient Services, LLC	First lien senior secured term loan	L +	6.00%	10.38%	3/8/2026	990	976	978	0.50%
							2,457	2,463	1.27%
Household durables
Storm Smart Buyer LLC	First lien senior secured revolving loan	L +	6.00%	10.73%	4/5/2026	$131	$77	$77	0.04%
Storm Smart Buyer LLC	First lien senior secured term loan	L +	6.00%	10.73%	4/5/2026	908	895	896	0.46%
Trademark Global, LLC	First lien senior secured revolving loan	L +	7.50%	11.88%	7/30/2024	114	103	99	0.05%
Trademark Global, LLC	First lien senior secured term loan	L +	7.50%	11.88%	7/30/2024	1,835	1,813	1,743	0.89%
							2,888	2,815	1.44%
Internet and direct marketing retail
Aquatic Sales Solutions, LLC	First lien senior secured revolving loan	L +	6.50%	11.01%	12/18/2025	$188	$105	$105	0.05%
Aquatic Sales Solutions, LLC	First lien senior secured term loan	L +	6.50%	11.16%	12/18/2025	2,515	2,475	2,481	1.27%
DealerOn Inc. (6)	First lien senior secured revolving loan	S +	5.50%	9.94%	11/19/2024	314	(3)	(2)	—%
DealerOn Inc.	First lien senior secured term loan	S +	5.50%	9.94%	11/19/2024	1,603	1,586	1,594	0.81%

AG Twin Brook BDC, Inc.
Consolidated Schedule of Investments
As of December 31, 2022
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread(5)		Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
							4,163	4,178	2.13%
IT services
ARC Healthcare Technologies, LLC	First lien senior secured delayed draw term loan	S +	5.25%	10.09%	6/22/2025	$188	$17	$17	0.01%
ARC Healthcare Technologies, LLC (6)	First lien senior secured revolving loan	S +	5.25%	10.09%	6/22/2025	75	(1)	(1)	—%
ARC Healthcare Technologies, LLC	First lien senior secured term loan	S +	5.25%	10.09%	6/22/2025	1,410	1,395	1,398	0.71%
E-Phoenix Acquisition Co. Inc. (6)	First lien senior secured revolving loan	L +	5.50%	10.23%	6/23/2027	75	(1)	(1)	—%
E-Phoenix Acquisition Co. Inc.	First lien senior secured term loan	L +	5.50%	10.23%	6/23/2027	1,430	1,416	1,419	0.73%
FreshAddress, LLC (6)	First lien senior secured revolving loan	L +	5.25%	9.98%	10/5/2025	30	—	—	—%
FreshAddress, LLC	First lien senior secured term loan	L +	5.25%	9.98%	10/5/2025	1,689	1,670	1,673	0.86%
Icreon Holdings, LLC (6)	First lien senior secured revolving loan	S +	6.50%	10.94%	10/26/2027	23	(1)	(1)	—%
Icreon Holdings, LLC	First lien senior secured term loan	S +	6.50%	10.94%	10/26/2027	367	358	358	0.18%
P and R Dental Strategies, LLC (6)	First lien senior secured revolving loan	L +	6.50%	10.88%	12/22/2026	23	—	—	—%
P and R Dental Strategies, LLC	First lien senior secured term loan	L +	6.50%	10.88%	12/22/2026	653	642	643	0.33%
							5,495	5,505	2.82%
Leisure equipment and products
MacNeill Pride Group Corp.	First lien senior secured delayed draw term loan	S +	6.25%	11.09%	4/22/2026	$501	$452	$453	0.23%
MacNeill Pride Group Corp.	First lien senior secured revolving loan	S +	6.25%	11.09%	4/22/2026	287	106	106	0.05%
MacNeill Pride Group Corp.	First lien senior secured term loan	S +	6.25%	11.09%	4/22/2026	867	860	863	0.44%
Performance PowerSports Group Purchaser, Inc. (6)	First lien senior secured revolving loan	P +	4.75%	11.75%	10/8/2026	56	(1)	(1)	—%
Performance PowerSports Group Purchaser, Inc.	First lien senior secured term loan	S +	5.75%	10.59%	10/8/2026	1,684	1,654	1,657	0.85%
							3,071	3,078	1.57%
Leisure products
PHGP MB Purchaser, Inc. (6)	First lien senior secured delayed draw term loan	S +	6.00%	10.84%	5/27/2027	$113	$(2)	$(2)	—%
PHGP MB Purchaser, Inc.	First lien senior secured revolving loan	S +	6.00%	10.84%	5/20/2027	75	20	21	0.01%
PHGP MB Purchaser, Inc.	First lien senior secured term loan	S +	6.00%	10.84%	5/20/2027	1,103	1,083	1,085	0.55%
							1,101	1,104	0.56%
Life sciences tools and services
Aptitude Health Holdings, LLC (6)	First lien senior secured revolving loan	L +	5.25%	9.98%	5/3/2026	$267	$(4)	$(3)	—%
Aptitude Health Holdings, LLC	First lien senior secured term loan	L +	5.25%	9.98%	5/3/2026	1,103	1,087	1,089	0.56%
							1,083	1,086	0.56%
Machinery
Abrasive Technology Intermediate, LLC	First lien senior secured revolving loan	L +	6.25%	10.88%	4/30/2026	$173	$50	$50	0.03%
Abrasive Technology Intermediate, LLC	First lien senior secured term loan	L +	6.25%	10.40%	4/30/2026	935	922	923	0.47%
DNS IMI Acquisition Corp (6)	First lien senior secured delayed draw term loan	L +	5.75%	10.48%	11/23/2026	75	(1)	(1)	—%

AG Twin Brook BDC, Inc.
Consolidated Schedule of Investments
As of December 31, 2022
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread(5)		Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
DNS IMI Acquisition Corp	First lien senior secured revolving loan	P +	4.75%	12.25%	11/23/2026	56	8	9	—%
DNS IMI Acquisition Corp	First lien senior secured term loan	L +	5.75%	10.48%	11/23/2026	1,648	1,621	1,624	0.83%
Double E Company, LLC (6)	First lien senior secured delayed draw term loan	S +	6.00%	10.55%	6/21/2028	49	—	—	—%
Double E Company, LLC	First lien senior secured revolving loan	P +	5.00%	12.50%	6/21/2028	66	14	15	0.01%
Double E Company, LLC	First lien senior secured term loan	S +	6.00%	10.55%	6/21/2028	1,050	1,040	1,043	0.53%
							3,654	3,663	1.87%
Media
ALM Media, LLC (6)(17)	First lien senior secured revolving loan	L +	6.50%	10.91%	11/25/2024	$971	$(9)	$(9)	—%
ALM Media, LLC	First lien senior secured term loan	L +	6.50%	10.91%	11/25/2024	2,471	2,443	2,447	1.25%
Exclusive Concepts, LLC	First lien senior secured delayed draw term loan	L +	6.00%	10.97%	12/9/2026	225	169	170	0.09%
Exclusive Concepts, LLC (6)	First lien senior secured revolving loan	L +	6.00%	11.15%	12/9/2026	23	—	—	—%
Exclusive Concepts, LLC	First lien senior secured term loan	L +	6.00%	11.15%	12/9/2026	626	616	617	0.32%
Infolinks Media Buyco, LLC (6)	First lien senior secured delayed draw term loan	L +	5.50%	10.23%	11/1/2026	39	—	—	—%
Infolinks Media Buyco, LLC (6)	First lien senior secured revolving loan	L +	5.50%	10.23%	11/1/2026	38	(1)	(1)	—%
Infolinks Media Buyco, LLC	First lien senior secured term loan	L +	5.50%	10.23%	11/1/2026	1,152	1,134	1,135	0.58%
The Channel Company, LLC	First lien senior secured revolving loan	S +	5.50%	9.94%	11/1/2027	62	3	3	—%
The Channel Company, LLC	First lien senior secured term loan	S +	5.50%	10.34%	11/1/2027	2,347	2,311	2,321	1.19%
							6,666	6,683	3.43%
Metals and mining
Copperweld Group, Inc.	First lien senior secured revolving loan	P +	5.00%	12.50%	9/27/2024	$462	$52	$58	0.03%
Copperweld Group, Inc.	First lien senior secured term loan	S +	6.00%	10.84%	9/27/2024	2,285	2,234	2,268	1.16%
							2,286	2,326	1.19%
Personal products
Cosmetic Solutions, LLC	First lien senior secured delayed draw term loan	L +	5.75%	10.48%	10/17/2025	$364	$360	$357	0.18%
Cosmetic Solutions, LLC (6)	First lien senior secured revolving loan	L +	5.75%	10.48%	10/17/2025	344	(4)	(6)	—%
Cosmetic Solutions, LLC	First lien senior secured term loan	L +	5.75%	10.48%	10/17/2025	2,775	2,742	2,726	1.39%
							3,098	3,077	1.57%
Pharmaceuticals
Bio Agri Mix Holdings Inc. (6)(7)	First lien senior secured revolving loan	C +	5.75%	10.63%	7/23/2026	$30	$—	$—	—%
Bio Agri Mix Holdings Inc. (6)(7)	First lien senior secured revolving loan	C +	5.75%	10.63%	7/23/2026	75	(1)	(1)	—%
Bio Agri Mix Holdings Inc. (7)	First lien senior secured term loan	C +	5.75%	10.63%	7/23/2026	1,244	973	906	0.46%
Formulated Buyer, LLC	First lien senior secured delayed draw term loan	L +	5.25%	10.40%	9/22/2026	299	111	111	0.06%
Formulated Buyer, LLC	First lien senior secured revolving loan	L +	5.25%	10.46%	9/22/2026	188	72	72	0.04%
Formulated Buyer, LLC	First lien senior secured term loan	L +	5.25%	10.40%	9/22/2026	461	454	454	0.23%
Maxor National Pharmacy Services, LLC (6)	First lien senior secured revolving loan	L +	5.25%	9.98%	12/6/2027	84	(1)	(1)	—%

AG Twin Brook BDC, Inc.
Consolidated Schedule of Investments
As of December 31, 2022
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread(5)		Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Maxor National Pharmacy Services, LLC	First lien senior secured term loan	L +	5.25%	9.98%	12/6/2027	1,785	1,768	1,758	0.90%
							3,376	3,299	1.69%
Professional services
Stax Holding Company, LLC (6)(18)	First lien senior secured revolving loan	L +	5.00%	9.73%	10/29/2026	$60	$(1)	$(1)	—%
Stax Holding Company, LLC	First lien senior secured term loan	L +	5.00%	9.73%	10/29/2026	817	807	809	0.41%
							806	808	0.41%
Real estate management and development
BBG Intermediate Holdings, Inc. (19)	First lien senior secured revolving loan	S +	6.00%	10.84%	1/8/2026	$233	$—	$1	—%
BBG Intermediate Holdings, Inc.	First lien senior secured term loan	S +	6.00%	10.27%	1/8/2026	1,884	1,857	1,867	0.95%
MetaSource, LLC (6)	First lien senior secured delayed draw term loan	S +	6.25%	10.69%	5/17/2027	49	—	—	—%
MetaSource, LLC	First lien senior secured revolving loan	S +	6.25%	10.69%	5/17/2027	75	14	14	0.01%
MetaSource, LLC	First lien senior secured term loan	S +	6.25%	10.69%	5/17/2027	936	927	930	0.48%
							2,798	2,812	1.44%

Semiconductors and semiconductor equipment
Altamira Material Solutions, LP (6)	First lien senior secured revolving loan	L +	5.50%	9.84%	9/2/2026	$45	$(1)	$(1)	—%
Altamira Material Solutions, LP	First lien senior secured term loan	L +	5.50%	9.84%	9/2/2026	722	710	711	0.36%
							709	710	0.36%
Software
Affinitiv, Inc. (6)	First lien senior secured revolving loan	S +	6.00%	10.41%	8/26/2024	$248	$(2)	$(1)	—%
Affinitiv, Inc.	First lien senior secured term loan	S +	6.00%	10.41%	8/26/2024	2,265	2,243	2,255	1.15%
ShiftKey, LLC (6)	First lien senior secured revolving loan	S +	5.75%	10.59%	6/21/2027	110	(1)	(1)	—%
ShiftKey, LLC	First lien senior secured term loan	S +	5.75%	10.59%	6/21/2027	3,740	3,705	3,706	1.88%
							5,945	5,959	3.03%
Specialty retail
Dykstra's Auto, LLC	First lien senior secured delayed draw term loan	S +	5.75%	10.39%	10/22/2026	$186	$183	$183	0.09%
Dykstra's Auto, LLC	First lien senior secured revolving loan	P +	4.50%	10.75%	10/22/2026	38	15	15	0.01%
Dykstra's Auto, LLC	First lien senior secured term loan	S +	5.75%	10.59%	10/22/2026	492	482	483	0.25%
Kaizen Auto Care, LLC	First lien senior secured delayed draw term loan	S +	6.00%	10.84%	12/22/2023	225	162	163	0.08%
Kaizen Auto Care, LLC	First lien senior secured delayed draw term loan	S +	6.00%	10.84%	12/22/2023	223	220	220	0.11%
Kaizen Auto Care, LLC	First lien senior secured revolving loan	S +	6.00%	10.84%	12/22/2026	38	29	29	0.01%
Kaizen Auto Care, LLC	First lien senior secured term loan	S +	6.00%	10.84%	12/22/2026	842	828	830	0.42%
Leonard Group, Inc.	First lien senior secured revolving loan	S +	6.00%	10.79%	2/26/2026	234	25	30	0.02%
Leonard Group, Inc.	First lien senior secured term loan	S +	6.00%	10.84%	2/26/2026	1,718	1,696	1,706	0.87%

AG Twin Brook BDC, Inc.
Consolidated Schedule of Investments
As of December 31, 2022
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread(5)		Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Pink Lily Holdings, LLC (6)	First lien senior secured revolving loan	L +	6.50%	10.88%	11/16/2027	63	(1)	(1)	—%
Pink Lily Holdings, LLC	First lien senior secured term loan	L +	6.50%	10.88%	11/16/2027	1,357	1,337	1,339	0.68%
Soccer Post Acquisition, LLC	First lien senior secured delayed draw term loan	S +	5.75%	10.91%	6/30/2027	38	35	35	0.02%
Soccer Post Acquisition, LLC	First lien senior secured revolving loan	S +	5.75%	10.59%	6/30/2027	38	22	22	0.01%
Soccer Post Acquisition, LLC	First lien senior secured term loan	S +	5.75%	10.59%	6/30/2027	705	694	695	0.36%
							5,727	5,749	2.93%
Trading companies and distributors
AFC Industries, Inc.	First lien senior secured delayed draw term loan	S +	6.25%	10.80%	4/9/2027	$352	$348	$343	0.18%
AFC Industries, Inc.	First lien senior secured delayed draw term loan	S +	6.25%	10.80%	4/9/2027	234	189	188	0.10%
AFC Industries, Inc. (20)	First lien senior secured revolving loan	S +	6.25%	10.79%	10/9/2026	156	64	62	0.03%
AFC Industries, Inc.	First lien senior secured term loan	S +	6.25%	10.68%	4/9/2027	767	758	748	0.38%
Banner Buyer, LLC	First lien senior secured delayed draw term loan	L +	5.75%	10.13%	10/31/2025	569	565	568	0.29%
Banner Buyer, LLC	First lien senior secured revolving loan	L +	5.75%	10.13%	10/31/2025	370	71	72	0.04%
Banner Buyer, LLC	First lien senior secured term loan	L +	5.75%	10.13%	10/31/2025	1,371	1,358	1,363	0.70%
Empire Equipment Company, LLC	First lien senior secured revolving loan	S +	5.50%	9.80%	1/17/2025	439	215	215	0.11%
Empire Equipment Company, LLC	First lien senior secured term loan	S +	5.50%	9.94%	1/17/2025	1,547	1,530	1,533	0.78%
Montway LLC	First lien senior secured delayed draw term loan	S +	6.25%	11.06%	11/4/2025	675	665	665	0.34%
Montway LLC (6)	First lien senior secured revolving loan	S +	6.25%	11.47%	11/4/2025	150	(2)	(2)	—%
Montway LLC	First lien senior secured term loan	S +	6.25%	11.47%	11/4/2025	716	704	705	0.36%
Shearer Supply, LLC	First lien senior secured revolving loan	P +	4.25%	11.75%	9/17/2027	113	81	81	0.04%
Shearer Supply, LLC	First lien senior secured term loan	S +	5.25%	10.09%	9/17/2027	924	909	911	0.47%
Triad Technologies, LLC (6)	First lien senior secured revolving loan	L +	4.75%	9.48%	10/31/2025	314	(3)	(3)	—%
Triad Technologies, LLC	First lien senior secured term loan	S +	5.50%	10.23%	10/31/2025	931	921	923	0.47%
							8,373	8,372	4.29%
Water utilities
Diamondback Buyer, LLC (6)	First lien senior secured revolving loan	S +	5.50%	10.38%	7/22/2026	$75	$(1)	$(1)	—%
Diamondback Buyer, LLC	First lien senior secured term loan	S +	5.50%	10.17%	7/22/2026	1,201	1,179	1,186	0.61%
							1,178	1,185	0.61%
Total non-controlled/non-affiliated senior secured debt							$180,510	$179,768	91.91%
Non-controlled/non-affiliated sponsor subordinated note
Trading companies and distributors
Empire Equipment Company, LLC	Sponsor subordinated note	12.50% + 7.00% PIK			7/17/2025		$11	$12	0.01%
Shearer Supply, LLC	Sponsor subordinated note	12.50% + 7.00% PIK			3/17/2028		5	5	—%

AG Twin Brook BDC, Inc.
Consolidated Schedule of Investments
As of December 31, 2022
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread(5)	Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Total non-controlled/non-affiliated sponsor subordinated note						16	17	0.01%
Total non-controlled/non-affiliated investments						$180,526	$179,785	91.92%

Non-controlled/affiliated investments
Multisector holdings
Twin Brook Equity Holdings, LLC (21) (22) (23)	Equity - 1.90% membership interest					$7,123	10,333	5.28%
Twin Brook Segregated Equity Holdings, LLC (21) (22) (23)	Equity - 2.11% membership interest					14	21	0.01%
Total non-controlled/affiliated investments						$7,137	$10,354	5.29%
Total investments						$187,663	$190,139	97.21%
(1)Unless otherwise indicated, all investments are considered Level 3 investments.
(2)Unless otherwise indicated, all investments represent co-investments made with the Company's affiliates in accordance with the terms of the exemptive relief that the Company received from the U.S. Securities and Exchange Commission. Refer to Note 6 for further information.
(3)Principal/par amount is denominated in U.S. Dollars ("$") unless otherwise noted, Canadian Dollars ("C$").
(4)The amortized cost represents the original cost adjusted for the amortization of discounts and premiums, as applicable, on debt investments using the effective interest method.
(5)Unless otherwise indicated, the interest rate on the principal balance outstanding for all floating rate loans is indexed to the Term Secured Overnight Financing Rate (“Term SOFR” or “S”) and/or an alternate base rate (e.g. prime rate (“P”)), which typically resets semiannually, quarterly, or monthly at the borrower’s option. The applicable base rate may be subject to a floor. The borrower may also elect to have multiple interest reset periods for each loan. For each of these loans, the applicable margin has been provided over Term SOFR based on each respective credit agreement. As of December 31, 2022, the reference rates for the floating rate loans were the Term SOFR of 4.30% and the Prime Rate of 7.50%.
(6)Represents revolvers and delayed draw term loans where the entire balance is unfunded as of December 31, 2022. The negative fair value is a result of the commitment being valued below par. Refer to Note 8 for further information.
(7)Represents investments that the Company has determined are not “qualifying assets” under Section 55(a) of the 1940 Act. Under the 1940 Act, we may not acquire any non-qualifying asset unless, at the time such acquisition is made, qualifying assets represent at least 70% of our total assets. The status of these assets under the 1940 Act is subject to change. The Company monitors the status of these assets on an ongoing basis. As of December 31, 2022, non-qualifying assets (foreign investments and derivative contracts) represented approximately 5.55% of the total assets of the Company.
(8)Principal balance includes reserve for letter of credit of $1,875 on which the borrower pays 6.00%.
(9)Principal balance includes reserve for letter of credit of $15,654 on which the borrower pays 7.00%.
(10)Principal balance includes reserve for letter of credit of $10,663 on which the borrower pays 5.50%.
(11)Principal balance includes reserve for letter of credit of $2,145 on which the borrower pays 6.75%.
(12)Principal balance includes reserve for letter of credit of $9,735 on which the borrower pays 6.00%.
(13)Principal balance includes reserve for letter of credit of $2,851 on which the borrower pays 6.25%.

AG Twin Brook BDC, Inc.
Consolidated Schedule of Investments
As of December 31, 2022
(Amounts in thousands)
(14)Principal balance includes reserve for letter of credit of $2,620 on which the borrower pays 7.00%.
(15)Principal balance includes reserve for letter of credit of $3,337 on which the borrower pays 6.00%.
(16)Principal balance includes reserve for letter of credit of $5,410 on which the borrower pays 7.50%.
(17)Principal balance includes reserve for letter of credit of $141,677 on which the borrower pays 0.00%.
(18)Principal balance includes reserve for letter of credit of $1,013 on which the borrower pays 5.00%.
(19)Principal balance includes reserve for letter of credit of $3,517 on which the borrower pays 6.00%.
(20)Principal balance includes reserve for letter of credit of $6,240 on which the borrower pays 6.25%
(21)As a practical expedient, the Company uses net asset value ("NAV") to determine the fair value of this investment. Consistent with FASB guidance under ASC 820, these investments are excluded from the hierarchical levels. This represents an investment in an affiliated fund.
(22)Securities exempt from registration under the Securities Act of 1933 (the “Securities Act”), and may be deemed to be “restricted securities” under the Securities Act. As of December 31, 2022, the aggregate fair value of these securities is $10,354 or 5.29% of the Company's net assets.
(23)Non-income producing investment.

AG Twin Brook BDC, Inc.
Consolidated Schedule of Investments
As of December 31, 2022
(Amounts in thousands)
Additional Information
Foreign currency forward contracts

Counterparty	Currency Purchased	Currency Sold	Settlement	Unrealized Appreciation/ (Depreciation)
Wells Fargo Bank, National Association	CAD 48	USD 35	1/23/2023	$—
Wells Fargo Bank, National Association	USD 640	CAD 872	1/23/2023	(4)
Wells Fargo Bank, National Association	USD 921	CAD 1,262	1/23/2023	(11)
Total				$(15)

Currency Abbreviations:
USD - U.S. Dollar
CAD - Canadian Dollar

AG Twin Brook BDC, Inc.
Notes to Consolidated Financial Statements (Unaudited)

Note 1. Organization
AG Twin Brook BDC, Inc. (the “Company”), formerly known as 1889 BDC, Inc., is a Delaware corporation which was formed on February 4, 2016. The Company has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). In addition, for tax purposes, the Company has elected to be treated as a Regulated Investment Company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). The Company seeks to provide risk-adjusted returns and current income to investors by investing primarily in senior secured debt of middle market companies. The Company may also invest opportunistically in other parts of the capital structure, including senior secured stretch and unitranche facilities, second lien loans, mezzanine and mezzanine-related loans, and equity investments, as well as select other subordinated instruments either directly or through acquisitions in the secondary market.
AG Twin Brook Manager, LLC (the “Advisor”), a wholly-owned subsidiary of Angelo, Gordon & Co., L.P. (“Angelo Gordon”), serves as the investment advisor of the Company. The Advisor is registered as an investment advisor with the U.S. Securities and Exchange Commission (the “SEC”) under the Investment Advisers Act of 1940.
Twin Brook Capital Partners, LLC (“TBCP”) is an affiliate of Angelo Gordon and provides collateral agent, administrative and other services with respect to certain investments held by the Company. Twin Brook Capital Servicer, LLC (“TBCS”) is an affiliate of Angelo Gordon and provides loan servicing with respect to certain investments held by the Company.
The Company conducts private offerings (each, a “Private Offering”), where investors make a capital commitment to purchase shares of the Company’s common stock pursuant to a subscription agreement entered into with the Company. Investors will be required to make capital contributions to purchase shares of the Company’s common stock each time the Company delivers a drawdown notice. The initial closing of the Private Offering occurred on July 19, 2019 (the “Initial Closing”), and additional closings of the Private Offering are expected to occur from time to time as determined by the Company. Upon the earlier to occur of (i) a Qualified IPO (as defined below), and (ii) the five year anniversary of the Initial Closing, investors will be released from any further obligation to purchase additional shares, subject to certain exceptions. A “Qualified IPO” is an initial public offering (“IPO”) of the Company’s common stock that results in an unaffiliated public float of at least the lower of (A) $60 million and (B) 17.5% of the aggregate capital commitments received prior to the date of such initial public offering.
The Company commenced its loan origination and investment activities with the initial drawdown from investors in the Private Offering on July 29, 2019 (the commencement of operations). The Company made its first portfolio company investment in August 2019.
Note 2. Significant Accounting Policies
Basis of Accounting
The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The Company is an investment company and accordingly follows the investment company accounting and reporting guidance of the Financial Accounting Standards Board (FASB) Accounting Standards Codification

AG Twin Brook BDC, Inc.
Notes to Consolidated Financial Statements (Unaudited)
(“ASC”) Topic 946, Financial Services – Investment Companies. These consolidated financial statements reflect adjustments that in the opinion of management are necessary for the fair statement of the financial position and results of operations for the periods presented herein. The Company commenced operations on July 29, 2019 and its fiscal year ends on December 31.
The interim consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial information and pursuant to the requirements for reporting on Form 10-Q and Article 6, 10 and 12 of Regulation S-X. Accordingly, certain disclosures accompanying the annual consolidated financial statements prepared in accordance with U.S. GAAP are omitted. In the opinion of management, all adjustments, consisting solely of normal recurring accruals considered necessary for the fair presentation of financial statements for the interim period presented, have been included. The current period’s results of operations will not necessarily be indicative of results that ultimately may be achieved for the fiscal year ending December 31, 2023.
Principles of Consolidation
The Company conducts certain of its activities through its wholly-owned subsidiaries Twin Brook Capital Funding XVIII, LLC and Twin Brook Equity XVIII Corp. The Company consolidates wholly-owned subsidiaries that are controlled by the Company. All intercompany balances and transactions have been eliminated in consolidation.
Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
Cash
Cash is comprised of cash on deposit with major financial institutions. The Company places its cash with high credit quality institutions to minimize credit risk exposure.
Investment Related Transactions, Revenue Recognition and Expenses
Investment transactions and the related revenue and expenses are recorded on a trade-date basis. Realized gains and losses on investment transactions are determined using the specific identification method. All costs associated with consummated investments are included in the cost of such investments. Broken deal expenses incurred in connection with investment transactions which are not successfully consummated are expensed as a component of “Other” expense on the consolidated statements of operations.
Interest income and interest expense are recognized on an accrual basis. Interest income on debt instruments is accrued and recognized for those issuers who are currently paying in full or expected to pay in full. For those issuers who are in default or expected to default, interest is not accrued and is only recognized when received. Interest income and expense include discounts accreted and premiums amortized on certain debt instruments as determined in good faith by the Company and calculated using the effective interest method. Loan origination fees, original issue discounts and market discounts or premiums are capitalized as part of the underlying cost of the investments and accreted or amortized over the life of the investment as interest income.

AG Twin Brook BDC, Inc.
Notes to Consolidated Financial Statements (Unaudited)
Upon prepayment of investments in debt instruments, any prepayment premiums, unamortized upfront loan origination fees and unamortized discounts are recorded as “Interest” income on the consolidated statements of operations. Interest received in-kind, computed at the contractual rate specified in each investment agreement, is added to the principal balance of the investment and reported as “Interest” income on the consolidated statements of operations. The Company records dividend income from private securities pursuant to the terms of the respective investments.
The Company may earn various fees during the life of the loans. Such fees include, but are not limited to, syndication, commitment, administration, prepayment and amendment fees, some of which are paid to the Company on an ongoing basis. These fees and any other income are recognized as earned as a component of "Other" income on the consolidated statements of operations.
Investments at Fair Value
The Company applies Financial Accounting Standards Board Accounting Standards Codification Topic 820, Fair Value Measurements (“ASC 820”), as amended, which establishes a framework for measuring fair value in accordance with U.S. GAAP and required disclosures of fair value measurements. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. In accordance with ASC 820, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). ASC 820 establishes three levels of the fair value hierarchy as follows:
Level 1Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;
Level 2Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;
Level 3Inputs that are unobservable.
Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, interest rates, specific and broad credit data, liquidity statistics, and other factors. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement; however, the determination of what constitutes “observable” requires significant judgment by the Company. The Company considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Company’s perceived risk of that instrument.
The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or

AG Twin Brook BDC, Inc.
Notes to Consolidated Financial Statements (Unaudited)
unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company, the Board, and the Advisor in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy.
Investments in investment funds include vehicles structured for the purpose of investing in privately held common and preferred equity interests. Fair values are generally determined utilizing the NAV supplied by, or on behalf of, management of each investment fund, which is net of management and incentive fees or allocations charged by the investment fund, if applicable, and is in accordance with the “practical expedient”, as defined by FASB Accounting Standards Update (“ASU”) 2009-12, Investments in Certain Entities that Calculate Net Asset Value per Share. NAVs received by, or on behalf of, management of each investment fund are based on the fair value of the investment funds’ underlying investments in accordance with policies established by management of each investment fund, as described in each of their financial statements and offering memorandum. Withdrawals and distributions from investments in investment funds are at the discretion of the Advisor and may depend on the liquidation of underlying assets. Investments which are valued using NAV as a practical expedient are excluded from the above hierarchy.
The Board has designated the Advisor as its “valuation designee” pursuant to Rule 2a-5 under the 1940 Act (“Rule 2a-5”), and in that role, the Advisor is responsible for performing fair value determinations relating to all of the Company’s investments, including periodically assessing and managing any material valuation risks and establishing and applying fair value methodologies, in accordance with valuation policies and procedures that have been approved by the Board. Even though the Board designated the Advisor as “valuation designee” the Board ultimately responsible for fair value determinations under the 1940 Act.
Under the valuation policies and procedures that have been approved by the Board, the Advisor conducts a multi-step valuation process, which includes, among other procedures, the following:
•The valuation process begins with each investment being initially valued by using certain inputs provided by, among other inputs, the investment professionals responsible for the portfolio investment in conjunction with the portfolio management team.
•The Advisor’s management reviews the preliminary valuations with the investment professionals.
•The Advisor determines the fair value of each investment; valuations that are not based on readily available market quotations are valued in good faith, based on, among other things, the input of the Advisor and, where applicable, other third parties. Valuation determinations are presented to the Board.
When determining the fair value of Level 3 investments, the Advisor may take into account the following factors, where relevant: recent transactions, the enterprise value of the underlying company, the nature and realizable value of any collateral, the underlying company’s ability to make payments and its earnings and discounted cash flows, the markets in which the underlying company does business, financial covenants, the seniority of the financial instrument in the capital structure of the company, comparisons to publicly traded securities, and changes in the interest rate environment and the credit markets generally that may affect the price at which similar investments may be made and other relevant factors. The primary method for determining enterprise value uses a multiple analysis whereby appropriate multiples are applied to the portfolio company’s net income before net interest

AG Twin Brook BDC, Inc.
Notes to Consolidated Financial Statements (Unaudited)
expense, income tax expense, depreciation and amortization (“EBITDA”). The enterprise value analysis is performed to determine the value of equity investments and to determine if debt investments are credit impaired. If debt investments are credit impaired, the Advisor will use the enterprise value analysis or a liquidation basis analysis to determine fair value. For debt investments that are not determined to be credit impaired, the Advisor uses a market interest rate yield analysis to determine fair value.
The Company’s investments trade infrequently and when they are traded, the price may be unobservable, and as a result, multiple external pricing sources may not be available. In such instances, the Advisor may use an internal pricing model as either a corroborating or sole data point in determining the price. Pricing models take into account the contractual terms of the financial instrument, as well as relevant inputs, including where applicable, equity prices, interest rate yield curves, credit curves, correlation, and the creditworthiness of the counterparty. The Advisor generally engages third party firm(s) to assist in validating certain financial instruments where multiple external prices cannot be obtained. The third party firm(s) either independently determine prices or assess the reasonableness of the Advisor’s prices. The analyses provided by such third party firm(s) are reviewed and considered by the Advisor. As part of the risk management process, the Advisor reviews and analyzes the prices obtained from external pricing sources to evaluate their reliability and accuracy, which includes identifying and excluding vendor prices and broker quotations that the Advisor believes does not reflect fair value. In addition, the Advisor’s valuation committee meets regularly and engages in ongoing reviews of the valuation processes and procedures including reviews of methodology, ongoing accuracy, source quality and independence. Such reviews include, but are not limited to, comparison of current vendor prices and broker quotations against ongoing daily trading activity, vendor due diligence, and back testing.
Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.
Foreign Currency Translation
Amounts denominated in foreign currencies are translated into USD on the following basis: (i) investments and other assets and liabilities denominated in foreign currencies are translated into USD based upon currency exchange rates effective on the last business day of the period; and (ii) purchases and sales of investments, borrowings and repayments of such borrowings, income, and expenses denominated in foreign currencies are translated into USD based upon currency exchange rates prevailing on the transaction dates.
The Company does not isolate the portion of the results of operations resulting from changes in foreign exchange rates on investments from fluctuations arising from changes in market prices of securities held. Such fluctuations are included within net realized and unrealized gain (loss) on investments on the consolidated statements of operations. Unrealized gains and losses on foreign currency holdings and non-investment assets and liabilities attributable to the changes in foreign currency exchange rates are included in the net change in unrealized gain (loss) on foreign currency translation on the consolidated statements of operations. Net realized gains and losses on foreign currency holdings and non-investment assets and liabilities attributable to changes in foreign currency exchange rates are

AG Twin Brook BDC, Inc.
Notes to Consolidated Financial Statements (Unaudited)
included in net realized gain (loss) on foreign currency transactions on the consolidated statements of operations.
Foreign security and currency translations may involve certain considerations and risks not typically associated with investing in U.S. companies and U.S. government securities. These risks include, but are not limited to, currency fluctuations and revaluations and future adverse political, social and economic developments, which could cause investments in foreign markets to be less liquid and prices more volatile than those of comparable U.S. companies or U.S. government securities.
Foreign Currency Forward Contracts
The Company may enter into foreign currency forward contracts to reduce the Company’s exposure to foreign currency exchange rate fluctuations in the value of foreign currencies. In a foreign currency forward contract, the Company agrees to receive or deliver a fixed quantity of one currency for another, at a pre-determined price at a future date. Forward foreign currency contracts are marked-to-market at the applicable forward rate. Unrealized gain (loss) on foreign currency forward contracts are recorded on the consolidated statements of assets and liabilities on a gross basis, not taking into account collateral posted which is recorded separately, if applicable. Notional amounts of foreign currency forward contract assets and liabilities are presented separately on the consolidated schedules of investments. Purchases and settlements of foreign currency forward contracts having the same settlement date and counterparty are generally settled net and any realized gains or losses are recognized on the settlement date.
The Company does not utilize hedge accounting and as such, the Company recognizes its derivatives at fair value with changes in the net unrealized gain (loss) on foreign currency forward contracts recorded on the consolidated statements of operations.
Offering Costs
Offering costs in connection with the offering of common shares of the Company are capitalized as a deferred charge and amortized to expense on a straight-line basis over 12 months from the commencement of operations. These expenses consist primarily of legal fees and other costs incurred with the Company’s share offerings, the preparation of the Company’s registration statement, and registration fees.
Deferred Financing Costs
Deferred financing costs consist of financing costs incurred in connection with obtaining the Company’s subscription facility. Such financing costs are capitalized and amortized over the life of the facility utilizing the straight-line method. For the three and six months ended June 30, 2022, the Company amortized approximately $0 and $47,000 of financing costs which have been included in “Interest” expense on the consolidated statements of operations. As of June 30, 2023, there were no such facilities outstanding.
Deferred Income
Deferred income consists of annual administrative agent fees received in connection with the servicing of certain loan investments. Such fees are deferred when received and recognized as earned over the applicable period. For the three and six months ended June 30, 2023, the Company received approximately $68,000 and $137,000 of agent fees, respectively. During the three and six months ended June 30, 2023, approximately $84,000 and $167,000 of agent fees, respectively, have been

AG Twin Brook BDC, Inc.
Notes to Consolidated Financial Statements (Unaudited)
recognized as earned and included in “Other” income on the consolidated statements of operations. For the three and six months ended June 30, 2022, the Company received approximately $73,000 and $132,000 of agent fees, respectively. During the three and six months ended June 30, 2022, approximately $77,000 and $145,000 of agent fees, respectively, have been recognized as earned and included in “Other” income on the consolidated statements of operations.
Income Taxes
The Company has elected to be regulated as a BDC under the 1940 Act. The Company also has elected to be treated as a Regulated Investment Company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended. As a RIC, the Company generally will not have to pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that it distributes timely to its shareholders as dividends. To the extent the Company continues to qualify as a RIC, any tax liability related to income earned and distributed by the Company represents obligations of the Company’s investors and will not be reflected in the consolidated financial statements of the Company.
To continue to qualify as a RIC, the Company must, among other things, meet certain source-of-income and asset diversification requirements. In addition, to continue to qualify for RIC tax treatment, the Company must distribute to its shareholders, for each taxable year, at least 90% of its “investment company taxable income” for that year, which is generally its ordinary income plus the excess of its realized net short-term capital gains over its realized net long-term capital losses. The Company will generally be subject to a 4% non-deductible U.S. federal excise tax on certain undistributed income or gains in respect of any calendar year, unless it distributes annually an amount at least equal to the sum of (i) 98% of its net ordinary income (taking into account certain deferrals and elections) for the calendar year, (ii) 98.2% of its capital gain net income (adjusted for certain ordinary losses) for the one-year period ending on October 31 in such calendar year and (iii) any net ordinary income and capital gain net income recognized, but not distributed, in preceding years. The Company, at its discretion, may carry forward taxable income for distribution in the following taxable year and pay the applicable U.S. federal excise tax. For the three and six months ended June 30, 2023 and 2022, the Company did not accrue U.S. federal excise tax.
The Company conducts certain of its activities through its wholly-owned subsidiary, Twin Brook Equity XVIII Corp., a Delaware C corporation. Twin Brook Equity XVIII Corp. is treated as a corporation for United States federal income tax purposes and is subject to U.S. federal, state or local income tax. For the three and six months ended June 30, 2023, the Company accrued a current federal tax provision of $65,000 and $271,000. As of June 30, 2023, the Company had a deferred federal tax liability of $389,000, representing a decrease of $147,000 for the three months ended June 30, 2023 and an increase of $389,000 for the six months ended June 30, 2023 related to Twin Brook Equity XVIII Corp. The Company did not accrue any U.S. federal tax expense for the three and six months ended June 30, 2022 related to Twin Brook Equity XVIII Corp.
The Company evaluates tax positions taken or expected to be taken in the course of preparing its financial statements to determine whether the tax positions are “more-likely-than-not” to be sustained by the applicable tax authority. Tax positions not deemed to meet the “more-likely-than-not” threshold are reserved and recorded as a tax benefit or expense in the current year. All penalties and interest associated with income taxes are included in income tax expense. Conclusions regarding tax positions are subject to review and may be adjusted at a later date based on factors including, but not limited to,

AG Twin Brook BDC, Inc.
Notes to Consolidated Financial Statements (Unaudited)
on-going analyses of tax laws, regulations and interpretations thereof. There were no tax penalties, and no interest associated with income taxes was incurred through June 30, 2023.
Loan Syndications and Participations
The Company may originate certain loans and then syndicate all or a portion of those loans to a third party. For the three and six months ended June 30, 2023, the Company earned approximately $8,000 and $24,000 of syndication and other origination fee income, which is included in “Other” income on the consolidated statements of operations. For the three and six months ended June 30, 2022, the Company earned approximately $211,000 and $292,000 of syndication and other origination fee income, which is included in “Other” income on the consolidated statements of operations.
The Company follows the guidance in Accounting Standards Codification (“ASC”) Topic 860 Transfers and Servicing when accounting for loan participations and other partial loan sales. Such guidance requires a participation or other partial loan sale to meet the definition of a “participating interest,” as defined in the guidance, in order for sale treatment to be allowed. Participations or other partial loan sales that do not meet the definition of a participating interest remain on the consolidated statements of assets and liabilities and the proceeds are recorded as a secured borrowing until the definition is met. Secured borrowings are carried at fair value to correspond with the related investments, which are carried at fair value. There were no participations that were accounted for as secured borrowings during the period.
Dividends
Dividends to common stockholders are recorded on the record date. The amount to be distributed, if any, is determined by the Board each quarter. The Company intends to distribute net capital gains (i.e., net long-term capital gains in excess of net short-term capital losses), if any, at least annually out of the assets legally available for such dividends. However, the Company may decide in the future to retain such capital gains for investment, incur a corporate-level tax on such capital gains, and elect to treat such capital gains as deemed dividends to stockholders.

AG Twin Brook BDC, Inc.
Notes to Consolidated Financial Statements (Unaudited)
Note 3. Investments
Under the 1940 Act, the Company is required to separately identify non-controlled investments where it owns 5% or more of a portfolio company’s outstanding voting securities and/or had the power to exercise control over the management or policies of such portfolio company as investments in “affiliated” companies. In addition, under the 1940 Act, the Company is required to separately identify investments where it owns more than 25% of a portfolio company’s outstanding voting securities and/or had the power to exercise control over the management or policies of such portfolio company as investments in “controlled” companies. Under the 1940 Act, "non-affiliated investments" are defined as investments that are neither controlled investments nor affiliated investments. Detailed information with respect to the Company’s non-controlled, non-affiliated; non-controlled, affiliated; and controlled affiliated investments is contained in the consolidated financial statements, including the consolidated schedule of investments. The information in the tables below is presented on an aggregate portfolio basis, without regard to whether they are non-controlled, non-affiliated; non-controlled, affiliated; or controlled affiliated investments.
Investments at fair value and amortized cost consisted of the following as of June 30, 2023 and December 31, 2022:

	June 30, 2023		December 31, 2022
(Amounts in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
First lien senior secured debt	$178,591	$177,151	$180,510	$179,768
Sponsor subordinated note	11	12	16	17
Investment in affiliated funds	7,242	9,084	7,137	10,354
Total investments	$185,844	$186,247	$187,663	$190,139

AG Twin Brook BDC, Inc.
Notes to Consolidated Financial Statements (Unaudited)
The industry composition of investments based on fair value as of June 30, 2023 and December 31, 2022 was as follows:

	June 30, 2023	December 31, 2022
Aerospace and defense	1.1%	1.1%
Air freight and logistics	0.4%	0.4%
Auto components	1.7%	1.7%
Chemicals	4.1%	4.0%
Commercial services and supplies	6.1%	5.4%
Construction and engineering	1.8%	1.8%
Containers and packaging	2.6%	2.6%
Distributors	0.5%	0.5%
Diversified consumer services	6.0%	7.5%
Electrical equipment	0.7%	0.7%
Electronic equipment, instruments and components	1.5%	1.4%
Food and staples retailing	2.7%	2.9%
Food products	2.0%	1.9%
Gas utilities	0.7%	0.8%
Health care equipment and supplies	2.8%	2.5%
Health care providers and services	27.2%	25.2%
Health care technology	1.4%	1.3%
Household durables	1.5%	1.5%
Industrial Conglomerates	0.3%	—%
Internet and direct marketing retail	2.2%	2.2%
IT services	2.2%	2.9%
Leisure equipment and products	1.5%	1.6%
Leisure products	0.6%	0.6%
Life sciences tools and services	0.6%	0.6%
Machinery	2.0%	1.9%
Media	3.6%	3.6%
Metals and mining	1.3%	1.2%
Multisector holdings	4.9%	5.5%
Personal products	1.6%	1.6%
Pharmaceuticals	0.8%	1.7%
Professional services	0.4%	0.4%
Real estate management and development	1.6%	1.5%
Semiconductors and semiconductor equipment	0.4%	0.4%
Software	3.2%	3.1%
Specialty retail	2.9%	3.0%
Trading companies and distributors	4.4%	4.4%
Water utilities	0.7%	0.6%
Total	100.0%	100.0%
As of June 30, 2023, 99.1% of investments held were based in the United States and 0.9% were based in Canada. As of December 31, 2022, 99.2% of investments were based in the United States and 0.8% were based in Canada.

AG Twin Brook BDC, Inc.
Notes to Consolidated Financial Statements (Unaudited)
Note 4. Fair Value of Investments
Fair Value Disclosures
The following tables present the fair value hierarchy of financial instruments as of June 30, 2023:

	Assets at Fair Value as June 30, 2023
(Amounts in thousands)	Level 1	Level 2	Level 3	Total
First lien senior secured debt	$—	$—	$177,151	$177,151
Sponsor subordinated note	—	—	12	12
Total	$—	$—	$177,163	$177,163
Investments measured at net asset value(1)				9,084
Total financial instruments, at fair value				$186,247
(1)Certain investments that are measured at fair value using NAV have not been categorized in the fair value hierarchy. The fair value amounts presented in the table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Consolidated Statements of Assets and Liabilities.

	Liabilities at Fair Value as of June 30, 2023
(Amounts in thousands)	Level 1	Level 2	Level 3	Total
Foreign currency forward contracts	$—	$29	$—	$29
The following tables present the fair value hierarchy of financial instruments as of December 31, 2022:

	Assets at Fair Value as of December 31, 2022
(Amounts in thousands)	Level 1	Level 2	Level 3	Total
First lien senior secured debt	$—	$—	$179,768	$179,768
Sponsor subordinated note	—	—	17	17
Total	$—	$—	$179,785	$179,785
Investments measured at net asset value(1)				10,354
Total financial instruments, at fair value				$190,139
(1)Certain investments that are measured at fair value using NAV have not been categorized in the fair value hierarchy. The fair value amounts presented in the table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Consolidated Statements of Assets and Liabilities.

	Liabilities at Fair Value as of December 31, 2022
(Amounts in thousands)	Level 1	Level 2	Level 3	Total
Foreign currency forward contracts	$—	$15	$—	$15

AG Twin Brook BDC, Inc.
Notes to Consolidated Financial Statements (Unaudited)
The following tables present changes in the fair value of investments for which Level 3 inputs were used to determine the fair value for the three and six months ended June 30, 2023 and 2022:

	Level 3 Assets at Fair Value for the Three Months Ended June 30, 2023*
(Amounts in thousands)	Balance 4/1/2023	Purchases and Drawdowns	Sales and Paydowns	Other**	Realized Gains/ (Losses)	Change in Unrealized Appreciation/(Depreciation)	Balance 6/30/2023	Change in Unrealized Appreciation/ (Depreciation) for Level 3 Assets Still Held as of 6/30/2023
First lien senior secured debt	$174,487	$7,977	$(5,568)	$317	$3	$(65)	$177,151	$(65)
Sponsor subordinated notes	18	—	(6)	—	—	—	12	—
Total	$174,505	$7,977	$(5,574)	$317	$3	$(65)	$177,163	$(65)
*Gains and losses are included in their respective captions in the consolidated statements of operations.
**Includes accretion, paydown gains/(losses) and interest received in-kind on debt instruments, where applicable.

	Level 3 Assets at Fair Value for the Six Months Ended June 30, 2023*
(Amounts in thousands)	Balance 1/1/2023	Purchases and Drawdowns	Sales and Paydowns	Other**	Realized Gains/ (Losses)	Change in Unrealized Appreciation/(Depreciation)	Balance 6/30/2023	Change in Unrealized Appreciation/ (Depreciation) for Level 3 Assets Still Held as of 6/30/2023
First lien senior secured debt	$179,768	$12,695	$(15,309)	$693	$2	$(698)	$177,151	$(699)
Sponsor subordinated notes	17	—	(5)	—	—	—	12	—
Total	$179,785	$12,695	$(15,314)	$693	$2	$(698)	$177,163	$(699)
*Gains and losses are included in their respective captions in the consolidated statements of operations.
**Includes accretion, paydown gains/(losses) and interest received in-kind on debt instruments, where applicable

AG Twin Brook BDC, Inc.
Notes to Consolidated Financial Statements (Unaudited)

	Level 3 Assets at Fair Value for the Three Months Ended June 30, 2022*
(Amounts in thousands)	Balance 4/1/2022	Purchases and Drawdowns	Sales and Paydowns	Other**	Realized Gains/ (Losses)	Change in Unrealized Appreciation/(Depreciation)	Balance 6/30/2022	Change in Unrealized Appreciation/ (Depreciation) for Level 3 Assets Still Held as of 6/30/22
First lien senior secured debt	$153,712	$28,396	$(12,099)	$246	$22	$(246)	$170,031	$(239)
Sponsor subordinated notes	16	—	—	—	—	—	16	—
Total	$153,728	$28,396	$(12,099)	$246	$22	$(246)	$170,047	$(239)
*Gains and losses are included in their respective captions in the consolidated statements of operations.
**Includes accretion, paydown gains/(losses) and interest received in-kind on debt instruments, where applicable.

	Level 3 Assets at Fair Value for the Six Months Ended June 30, 2022*
(Amounts in thousands)	Balance 1/1/2022	Purchases and Drawdowns	Sales and Paydowns	Other**	Realized Gains/ (Losses)	Change in Unrealized Appreciation/(Depreciation)	Balance 6/30/2022	Change in Unrealized Appreciation/ (Depreciation) for Level 3 Assets Still Held as of 6/30/22
First lien senior secured debt	$151,105	$41,439	$(22,987)	$475	$57	$(58)	$170,031	$(63)
Sponsor subordinated notes	16	—	—	—	—	—	16	—
Total	$151,121	$41,439	$(22,987)	$475	$57	$(58)	$170,047	$(63)

*Gains and losses are included in their respective captions in the consolidated statements of operations.
**Includes accretion, paydown gains/(losses) and interest received in-kind on debt instruments, where applicable.

Significant Unobservable Inputs
In accordance with ASC 820, the following tables provide quantitative information about the significant unobservable inputs of the Company’s Level 3 investments as of June 30, 2023 and December 31, 2022. The table is not intended to be all-inclusive but instead capture the significant unobservable inputs relevant to the Company’s determination of fair value.

AG Twin Brook BDC, Inc.
Notes to Consolidated Financial Statements (Unaudited)

Asset Class	Fair Value as of 6/30/23	Valuation Techniques	Significant Unobservable Inputs	Input Ranges	Weighted Average (1)	Impact to Valuation from an Increase in Input
	(Amounts in thousands)
First lien senior secured debt	$170,114	Discounted cash flow	Yield	9.9% - 20.6%	12.1%	Decrease
	2,383	Market comparable	Forward EBITDA multiple	43.8x	43.8x	Increase
Sponsor subordinated notes	12	Market comparable	LTM EBITDA multiple	7.6x	7.6x	Increase
	$172,509
(1)Weighted average is calculated by weighing the significant unobservable input by the relative fair value of each investment in the category.

Asset Class	Fair Value as of 12/31/22	Valuation Techniques	Significant Unobservable Inputs	Input Ranges	Weighted Average (1)	Impact to Valuation from an Increase in Input
	(Amounts in thousands)
First lien senior secured debt	$171,353	Discounted cash flow	Yield	9.6% - 16.9%	11.1%	Decrease
	2,323	Market comparable	Forward EBITDA multiple	8.8x	8.8x	Increase
Sponsor subordinated notes	17	Market comparable	LTM EBITDA multiple	7.1x	7.1x	Increase
	$173,693
(1)Weighted average is calculated by weighing the significant unobservable input by the relative fair value of each investment in the category.
The Company’s other Level 3 investments have been valued primarily using recent transactions. The significant unobservable input used in the discounted cash flow is the yield. The yield is used to discount the estimated future cash flows expected to be received from the underlying investment. The Company considers the portfolio company performance since close, the leverage used by the portfolio company relative to its total enterprise value and other risks associated with an investment in determining the yield. The significant unobservable input used in the market comparable is the latest twelve month “LTM” EBITDA multiple.

AG Twin Brook BDC, Inc.
Notes to Consolidated Financial Statements (Unaudited)
Note 5. Subscription Facility
In accordance with the 1940 Act, the Company can borrow amounts such that its asset coverage, as defined in the 1940 Act, is at least 200% after such borrowings, subject to certain limitations. There were no outstanding borrowings as of June 30, 2023 and December 31, 2022.
On August 14, 2019, the Company entered into a revolving credit facility (the “Subscription Facility”) with Wells Fargo Bank, National Association (the “Lender”). The Subscription Facility enabled the Company to request loans from the Lender up to a maximum commitment of $15 million. The borrowings under the Subscription Facility are collateralized by the eligible unfunded capital commitments of investors in the Company. The total amount available under the Subscription Facility may be reduced as a result of decreases in the unfunded capital commitments of investors in the Company as well as other provisions of the Subscription Facility. On May 4, 2022, the Company terminated the Subscription Facility's revolving credit agreement.
Borrowings under the Subscription Facility bore interest at either (i) LIBOR plus the applicable margin of 1.50%, if the borrowing was a LIBOR Rate Loan or (ii) the Prime Rate plus the applicable margin of 0.50%, if the borrowing was a Reference Rate Loan. In addition, the Company paid an unused commitment fee of 0.20% per annum on the daily unused commitments of the Lender. The maturity date of the Subscription Facility was Aug 12, 2022.
The Subscription Facility contained representations, warranties, covenants, including financial covenants, events of default and indemnities that are customary for agreements of this type.
There were no debt obligations as of June 30, 2023 and December 31, 2022.
For the three and six months ended June 30, 2023 and 2022, the components of interest expense were as follows:

(Amounts in thousands)	Three Months Ended June 30, 2023	Three Months Ended June 30, 2022	Six Months Ended June 30, 2023	Six Months Ended June 30, 2022
Interest expense	$—	$—	$—	$8
Amortization of deferred financing costs	—	—	—	47
Total interest expense	—	—	—	55
Average interest rate	N/A	N/A	N/A	N/A
Average daily borrowings	N/A	N/A	N/A	N/A

AG Twin Brook BDC, Inc.
Notes to Consolidated Financial Statements (Unaudited)
Note 6. Agreements and Related Party Transactions
Administration Agreement
On June 26, 2019, the Company entered into an Administration Agreement (the “Administration Agreement”) with Angelo Gordon (the “Administrator”). Under the terms of the Administration Agreement, the Administrator performs, or oversees the performance of, required administrative services, which include providing office space, equipment and office services, maintaining financial records, preparing reports to shareholders and reports filed with the SEC, and managing the payment of expenses and the performance of administrative and professional services rendered by others.
The Company reimburses the Administrator for services performed for it pursuant to the terms of the Administration Agreement. In addition, pursuant to the terms of the Administration Agreement, the Administrator may delegate its obligations under the Administration Agreement to an affiliate or to a third party and the Company will reimburse the Administrator for any services performed for it by such affiliate or third party.
Unless earlier terminated as described below, the Administration Agreement will remain in effect until June 26, 2024 and from year to year thereafter if approved annually by the vote of the Board of Directors of the Company and the vote of a majority of the Company’s Independent Directors. The Administration Agreement may be terminated by either party without penalty upon not less than 60 days’ written notice to the other.
No person who is an officer, director, or employee of the Administrator or its affiliates and who serves as a director of the Company receives any compensation from the Company for his or her services as a director. However, the Company reimburses the Administrator (or its affiliates) for an allocable portion of the compensation paid by the Administrator or its affiliates to the Company’s officers who provide operational and administrative services, as well as their respective staffs and other professionals who provide services to the Company, who assist with the preparation, coordination and administration of the foregoing or provide other “back office” or “middle office” financial or operational services to the Company (based on the percentage of time those individuals devote to the business and affairs of the Company). Directors who are not affiliated with the Administrator receive compensation for their services and reimbursement of expenses incurred to attend meetings.
For the three and six months ended June 30, 2023, the Administrator charged approximately $91,000 and $106,000 for certain costs and expenses allocable to the Company under the terms of the Administration agreement. For the three and six months ended June 30, 2022, the Administrator charged approximately $63,000 and $117,000, respectively, for certain costs and expenses allocable to the Company under the terms of the Administration agreement.
Investment Management Agreement
On June 26, 2019, the Company entered into an Investment Management Agreement (the “Investment Management Agreement”) with the Advisor. Under the terms of the Investment Management Agreement, the Advisor is responsible for originating prospective investments, conducting research and due diligence investigations on potential investments, analyzing investment opportunities, negotiating and structuring the Company’s investments and monitoring the Company’s investments and portfolio companies on an ongoing basis.

AG Twin Brook BDC, Inc.
Notes to Consolidated Financial Statements (Unaudited)
Unless earlier terminated as described below, the Investment Management Agreement will remain in effect until June 26, 2024 and from year to year thereafter if approved annually by (a) the vote of the Board of Directors of the Company or by the vote of a majority of the outstanding voting securities of the Company and (b) the vote of a majority of the Company’s Independent Directors. The Investment Management Agreement will automatically terminate in the event of assignment. The Investment Management Agreement may be terminated without penalty upon not less than 60 days’ written notice by the vote of a majority of the outstanding voting securities of the Company, or by the vote of the Company’s Directors or by the Advisor.
From time to time, the Advisor may pay amounts owed by the Company to third-party providers of goods or services and the Company will subsequently reimburse the Advisor for such amounts paid on its behalf. Amounts payable to the Advisor are settled in the normal course of business without formal payment terms.
The Investment Management Agreement also provides that the Company reimburses the Advisor for certain organizational costs incurred prior to the commencement of the Company’s operations, and for certain offering costs. The Company has agreed to repay the Advisor for initial organizational costs and offering costs up to a maximum of $1.25 million, with the Advisor bearing any organizational and offering costs in excess of such amount.
As of June 30, 2023, the Company had approximately $1.2 million payable to Angelo Gordon for operating costs which is included in “Accrued expenses and other liabilities payable to affiliate” on the consolidated statements of assets and liabilities. As of December 31, 2022, the Company had approximately $677,000 payable to Angelo Gordon for operating costs which is included in “Accrued expenses and other liabilities payable to affiliate” on the consolidated statements of assets and liabilities.
Under the terms of the Investment Management Agreement, the Company will pay the Advisor a base management fee and may also pay to it certain incentive fees. The cost of both the base management fee and the incentive fee will ultimately be borne by the Company’s shareholders.
The base management fee is calculated at an annual rate of 0.60% of the Company’s gross assets, excluding cash and cash equivalents. For services rendered under the Investment Management Agreement, the base management fee is payable quarterly in arrears. The base management fee is calculated based on the average value of the Company’s gross assets (excluding cash and cash equivalents) at the end of the two most recently completed calendar quarters, and appropriately adjusted for any share issuances or repurchases during the current calendar quarter. Base management fees for any partial month or quarter will be appropriately pro-rated. For purposes of the Investment Management Agreement, cash equivalents means U.S. government securities and commercial paper instruments maturing within one year of purchase. Upon the occurrence of a Qualified IPO, the base management fee will be calculated at an annual rate of 1.25% of the Company’s gross assets, excluding cash and cash equivalents.
For the three and six months ended June 30, 2023, the Company accrued approximately $278,000 and $559,000, respectively, of base management fees payable to the Advisor. For the three and six months ended June 30, 2022, the Company accrued approximately $254,000 and $495,000, respectively, of base management fees payable to the Advisor. As of June 30, 2023 and December 31, 2022, base

AG Twin Brook BDC, Inc.
Notes to Consolidated Financial Statements (Unaudited)
management fees payable by the Company to the Advisor were approximately $278,000 and $281,000, respectively.
Pursuant to the Investment Management Agreement, the Advisor is entitled to an incentive fee (“Incentive Fee”), which consists of two components; an incentive fee based on income and an incentive fee based on capital gains.
The first part, the income incentive fee, is calculated and payable quarterly in arrears and equals (a) 100% of the excess of the Company’s pre-incentive fee net investment income for the immediately preceding calendar quarter, over a preferred return of 1% per quarter (4% annualized) (the “Hurdle”), until the Advisor has received a “catch-up” equal to 16.75% of the pre-incentive fee net investment income for the current quarter; and (b) 16.75% of all remaining pre-incentive fee net investment income above the “catch-up.”
The second part, the capital gains incentive fee, is determined and payable in arrears as of the end of each fiscal year (or upon termination of the Investment Management Agreement), and equals 16.75% of the Company’s realized capital gains, if any, on a cumulative basis from inception through the end of the fiscal year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees (the “Cumulative Capital Gains”). We will accrue, but will not pay, a capital gains incentive fee with respect to unrealized appreciation because a capital gains incentive fee would be owed to the Advisor if we were to sell the relevant investment and realize a capital gain.
For the three and six months ended June 30, 2023, the Company accrued approximately $816,000 and $1.5 million, respectively, of income incentive fees payable to the Advisor. For the three and six months ended June 30, 2022, the Company accrued approximately $442,000 and $823,000, respectively, of income incentive fees payable to the Advisor. As of June 30, 2023 and December 31, 2022, the Company had approximately $816,000 and $712,000, respectively, of income incentive fees payable to the Advisor.
As of December 31, 2022, March 31, 2023, and June 30, 2023, the Company had $583,000, $497,000 and $378,000 of accrued capital gains incentive fees, respectively, of which none were paid or payable to the Advisor. This represents a decrease in accrued capital gains incentive fees of $119,000 and $205,000 for the three and six months ended June 30, 2023, respectively.
Affiliated Transactions
The Company may be prohibited under the 1940 Act from participating in certain transactions with its affiliates without prior approval of the Company’s Independent Directors, and in some cases, the prior approval of the SEC. The Company intends to rely on exemptive relief that has been granted by the SEC to the Company, the Advisor, and Angelo Gordon to permit the Company to co-invest with other funds managed by the Advisor or Angelo Gordon, in a manner consistent with the Company’s investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors.
Pursuant to such exemptive relief, the Company is generally permitted to co-invest with certain of its affiliates if a “required majority” (as defined in Section 57(o) of the 1940 Act) of the Board make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Company and its

AG Twin Brook BDC, Inc.
Notes to Consolidated Financial Statements (Unaudited)
shareholders and do not involve overreaching of the Company or its shareholders on the part of any person concerned, (2) the transaction is consistent with the interests of the Company’s shareholders and is consistent with its investment objective and strategies, and (3) the investment by its affiliates would not disadvantage the Company, and the Company’s participation would not be on a basis different from or less advantageous than that on which its affiliates are investing. In certain situations where co-investment with one or more funds managed by Angelo Gordon is not permitted or appropriate, Angelo Gordon will need to decide which funds will proceed with the investment. Angelo Gordon will make these determinations based on its policies and procedures, which are designed to reasonably ensure that investment opportunities are allocated fairly and equitably among affiliated funds over time and in a manner that is consistent with applicable laws, rules and regulations.
Investment in Affiliated Funds
The Company holds equity investments through its interest in the affiliated funds, Twin Brook Equity Holdings, LLC and Twin Brook Segregated Equity Holdings, LLC, which were created to hold equity interests that are purchased alongside the underlying portfolio companies' debt.
Fair value as of June 30, 2023 and 2022 and transactions during the three and six months ended June 30, 2023 and 2022 of the Company’s investments in affiliates were as follows:

	Investment in Affiliated Funds at Fair Value for the Three Months Ended June 30, 2023
(Amounts in thousands)	Fair Value as of April 1, 2023	Gross Additions	Gross Reductions	Net Realized Gain (Loss)	Net Change in Unrealized Appreciation (Depreciation)	Fair Value as of June 30, 2023	Dividend, Interest, PIK and Other Income
Non-controlled/affiliated investments
Twin Brook Equity Holdings, LLC	$9,592	$230	$(136)	$104	$(725)	$9,065	$—
Twin Brook Segregated Equity Holdings, LLC	18	—	—	—	1	19	—
Total non-controlled/affiliated investments	$9,610	$230	$(136)	$104	$(724)	$9,084	$—

	Investment in Affiliated Funds at Fair Value for the Six Months Ended June 30, 2023
(Amounts in thousands)	Fair Value as of January 1, 2023	Gross Additions	Gross Reductions	Net Realized Gain (Loss)	Net Change in Unrealized Appreciation (Depreciation)	Fair Value as of June 30, 2023	Dividend, Interest, PIK and Other Income
Non-controlled/affiliated investments
Twin Brook Equity Holdings, LLC	$10,333	$339	$(1,114)	$880	$(1,373)	$9,065	$—
Twin Brook Segregated Equity Holdings, LLC	21	—	—	—	(2)	19	—
Total non-controlled/affiliated investments	$10,354	$339	$(1,114)	$880	$(1,375)	$9,084	$—

AG Twin Brook BDC, Inc.
Notes to Consolidated Financial Statements (Unaudited)

	Investment in Affiliated Funds at Fair Value for the Three Months Ended June 30, 2022
(Amounts in thousands)	Fair Value as of April 1, 2022	Gross Additions	Gross Reductions	Net Realized Gain (Loss)	Net Change in Unrealized Appreciation (Depreciation)	Fair Value as of June 30, 2022	Dividend, Interest, PIK and Other Income
Non-controlled/affiliated investments
Twin Brook Equity Holdings, LLC	$8,447	$463	$(25)	$—	$812	$9,697	$—
Twin Brook Segregated Equity Holdings, LLC	18	—	—	—	3	21
Total non-controlled/affiliated investments	$8,465	$463	$(25)	$—	$815	$9,718	$—

	Investment in Affiliated Funds at Fair Value for the Six Months Ended June 30, 2022
(Amounts in thousands)	Fair Value as of January 1, 2022	Gross Additions	Gross Reductions	Net Realized Gain (Loss)	Net Change in Unrealized Appreciation (Depreciation)	Fair Value as of June 30, 2022	Dividend, Interest, PIK and Other Income
Non-controlled/affiliated investments
Twin Brook Equity Holdings, LLC	$7,972	$701	$(33)	$—	$1,057	$9,697	$—
Twin Brook Segregated Equity Holdings, LLC	14	—	—	—	7	21
Total non-controlled/affiliated investments	$7,986	$701	$(33)	$—	$1,064	$9,718	$—

AG Twin Brook BDC, Inc.
Notes to Consolidated Financial Statements (Unaudited)
Note 7. Derivatives
The Company may enter into foreign currency forward contracts from time to time to help mitigate the impact that an adverse change in foreign exchange rates would have on the value of the Company’s investments denominated in foreign currencies.
In order to better define its contractual rights and to secure rights that will help the Company mitigate its counterparty risk, the Company may enter into an International Swaps and Derivatives Association, Inc. Master Agreement (“ISDA Master Agreement”) or a similar agreement with its derivative counterparties. An ISDA Master Agreement is a bilateral agreement between the Company and a counterparty that governs OTC derivatives, including foreign currency forward contracts, and typically contains, among other things, collateral posting terms and netting provisions in the event of a default and/or termination event. The provisions of the ISDA Master Agreement typically permit a single net payment in the event of a default (close-out netting) or similar event, including the bankruptcy or insolvency of the counterparty. The Company minimizes counterparty credit risk by only entering into agreements with counterparties that it believes to be of good standing and by monitoring the financial stability of those counterparties.
For the three and six months ended June 30, 2023, the Company’s average USD notional exposure to foreign currency forward contracts was approximately $1,427,000 and $1,459,000, respectively.
The following table presents both gross and net information about derivative instruments eligible for offset in the consolidated statements of assets and liabilities as of June 30, 2023:

Counterparty	Gross Amount of Assets	Gross Amount of Liabilities	Net Amount of Assets/(Liabilities)	Collateral Received/Pledged(1)	Net Amounts(2)
Wells Fargo Bank, National Association	—	29	$(29)	$—	$(29)
(1)Amount excludes excess cash collateral paid.
(2)Net amount represents the net amount due (to) from counterparty in the event of a default based on the contractual setoff rights under the agreement. Net amount excludes any over-collateralized amounts, if applicable.
The following table presents both gross and net information about derivative instruments eligible for offset in the consolidated statements of assets and liabilities as of December 31, 2022:

Counterparty	Gross Amount of Assets	Gross Amount of Liabilities	Net Amount of Assets/(Liabilities)	Collateral Received/Pledged(1)	Net Amounts(2)
Wells Fargo Bank, National Association	—	$15	$(15)	$—	$(15)
(1)Amount excludes excess cash collateral paid.
(2)Net amount represents the net amount due (to) from counterparty in the event of a default based on the contractual setoff rights under the agreement. Net amount excludes any over-collateralized amounts, if applicable.

AG Twin Brook BDC, Inc.
Notes to Consolidated Financial Statements (Unaudited)
The effect of transactions in derivative instruments on the consolidated statements of operations during the three and six months ended June 30, 2023 was as follows:

	Three Months Ended June 30, 2023	Six Months Ended June 30, 2023
Net change in unrealized gain (loss) on foreign currency forward contracts	$(38)	$(15)
Realized (loss) on foreign currency forward contracts	4	(18)
The effect of transactions in derivative instruments on the consolidated statements of operations during the three and six months ended June 30, 2022 was as follows:

	Three Months Ended June 30, 2022	Six Months Ended June 30, 2022
Net change in unrealized gain (loss) on foreign currency forward contracts	$18	$—
Realized (loss) on foreign currency forward contracts	30	28
Note 8. Commitments and Contingencies
Commitments
The Company’s investment portfolio may contain debt investments that are in the form of revolving lines of credit and unfunded delayed draw commitments, which require the Company to provide funding when requested by portfolio companies in accordance with the terms of the underlying loan agreements.
Unfunded portfolio company commitments and funded debt investments are presented on the consolidated schedule of investments and are fair valued. Unrealized appreciation or depreciation, if any, is included in the consolidated statements of assets and liabilities and consolidated statements of operations.
As of June 30, 2023 and December 31, 2022, the Company had the following outstanding commitments to fund investments in current portfolio companies:

Portfolio Company	June 30, 2023	December 31, 2022
First lien senior secured debt(1)	(Amounts in thousands)	(Amounts in thousands)
50Floor, LLC	$—	$199
626 Holdings Equity, LLC	147	229
Abrasive Technology Intermediate, LLC	87	121
ACES Intermediate, LLC	150	150
Advanced Lighting Acquisition, LLC	259	324
AEP Passion Intermediate Holdings, Inc.	37	48
AFC Industries, Inc.	101	131
Affinitiv, Inc.	248	248
Agility Intermediate, Inc.	53	383
AHR Intermediate, Inc	165	252
Alliance Environmental Group, LLC	24	23
ALM Media, LLC	971	971

AG Twin Brook BDC, Inc.
Notes to Consolidated Financial Statements (Unaudited)

Portfolio Company	June 30, 2023	December 31, 2022
Altamira Material Solutions, LP	45	45
AM Buyer, LLC	64	111
Answer Acquisition, LLC	28	38
Apex Dental Partners, LLC	152	179
Aptitude Health Holdings, LLC	267	267
Aquatic Sales Solutions, LLC	5	80
ARC Healthcare Technologies, LLC	—	244
ASC Ortho Management, LLC	57	69
ASP Global Acquisition, LLC	485	647
AvCarb, LLC	455	467
Banner Buyer, LLC	296	296
BBG Intermediate Holdings, Inc.	4	229
BCI Burke Holding Corp.	185	185
Beacon Oral Specialists Management LLC	188	152
Beghou Consulting, LLC	60	—
Behavior Frontiers, LLC	38	19
Benefit Plan Administrators of Eau Claire, LLC	181	225
Bio Agri Mix Holdings Inc.	87	85
Brightview, LLC	96	111
Bulk Lift International, LLC	180	38
Canadian Orthodontic Partners Corp.	23	168
CCG Acquisition, Inc.	19	19
Champion Motorsports Group, LLC	56	—
Change Academy at Lake of the Ozarks, LLC	86	113
CL Services Acquisition, LLC	124	—
Community Care Partners, LLC	87	136
Copperweld Group, Inc.	339	401
Cosmetic Solutions, LLC	344	344
CPS HVAC Group, LLC	143	144
Custom Agronomics Holdings, LLC	45	45
DealerOn Inc.	314	314
Dermatology Medical Partners OpCo, LLC	62	78
Diamondback Buyer, LLC	38	75
DNS IMI Acquisition Corp	131	122
Domino Equipment Company, LLC	79	79
Double E Company, LLC	86	99
Dykstra's Auto, LLC	28	22
Edko Acquisition, LLC	38	34
EH Management Company, LLC	15	15
Empire Equipment Company, LLC	345	219
EMSAR Acquisition LLC	13	13
Endodontic Practice Partners, LLC	114	145
Engelman Baking Co., LLC	189	174
E-Phoenix Acquisition Co. Inc.	75	75
Exclusive Concepts, LLC	23	74
Flourish Research Acquisition, LLC	75	—

AG Twin Brook BDC, Inc.
Notes to Consolidated Financial Statements (Unaudited)

Portfolio Company	June 30, 2023	December 31, 2022
Formulated Buyer, LLC	279	297
Franchise Fastlane, LLC	15	15
FreshAddress, LLC	30	30
Geriatric Medical and Surgical Supply, LLC	248	300
Gold Medal Holdings, Inc.	6	26
Golden Bear PT Partners, LLC	22	188
Green Monster Acquisition, LLC	38	38
Groundworks Operations, LLC	—	420
Guardian Dentistry Practice Management, LLC	23	23
H2 Holdco, Inc.	240	—
Highland Acquisition, Inc.	30	30
HLSG Intermediate, LLC	40	60
Home Brands Group Holdings, Inc.	48	48
Hultec Buyer, LLC	81	—
Hydromax USA, LLC	228	68
Icelandirect, LLC	8	2
Icreon Holdings, LLC	23	23
IMA Group Management Company, LLC	209	—
Infolinks Media Buyco, LLC	53	77
Innovative FlexPak, LLC	122	154
IPC Pain Acquisition, LLC	53	303
ISSA, LLC	131	131
ITSavvy LLC	43	113
Juniper Landscaping Holdings LLC	55	51
Kaizen Auto Care, LLC	8	66
Kalkomey Enterprises, LLC	31	77
Leonard Group, Inc.	234	203
Load One Purchaser Corporation	218	218
MacNeill Pride Group Corp.	332	225
Mad Rose Company, LLC	52	58
Main Street Gourmet, LLC	647	643
Mattco Forge, Inc.	506	506
Maxor National Pharmacy Services, LLC	—	84
Medical Technology Associates, Inc.	38	38
MetaSource, LLC	94	109
Millennia Patient Services, LLC	113	367
Montway LLC	150	150
MRC Keeler Acquisition, LLC	150	75
Nelson Name Plate Company	99	89
Network Partners Acquisition, LLC	150	150
NH Kronos Buyer, Inc.	263	263
Nimlok Company, LLC	320	320
NutriScience Innovations, LLC	131	131
P and R Dental Strategies, LLC	23	23
Peak Dental Services, LLC	38	303
Peak Investment Holdings, LLC	404	908

AG Twin Brook BDC, Inc.
Notes to Consolidated Financial Statements (Unaudited)

Portfolio Company	June 30, 2023	December 31, 2022
Pentec Acquisition Corp.	75	75
Performance PowerSports Group Purchaser, Inc.	—	56
PHGP MB Purchaser, Inc.	174	166
Pink Lily Holdings, LLC	63	63
PPW Acquisition, LLC	28	—
PRA Acquisition, LLC	45	—
Propio LS, LLC	63	19
Purpose Home Health Acquisition, LLC	188	188
Qin's Buffalo, LLC	113	113
QLS Buyer, Inc	38	—
Raneys, LLC	38	38
Reliable Medical Supply LLC	94	97
Revival Animal Health, LLC	86	86
Rose Paving, LLC	48	41
RQM Buyer, Inc.	206	191
RTP Acquisition, LLC	34	34
Sage Dental Management, LLC	75	75
SAMGI Buyer, Inc.	138	138
SASE Company, LLC	15	38
SCA Buyer, LLC	141	167
SCP Beverage Buyer, LLC	30	23
SCP ENT and Allergy Services, LLC	372	413
Shearer Supply, LLC	—	30
ShiftKey, LLC	110	110
Signature Dental Partners LLC	45	65
Silver Falls MSO, LLC	60	2
SimiTree Acquisition LLC	186	186
SIMKO Merger Sub, LLC	171	170
Soccer Post Acquisition, LLC	35	17
Southeast Primary Care Partners, LLC	47	177
Southern Orthodontic Partners Management, LLC	89	136
Southern Sports Medicine Partners, LLC	35	175
Spectrum Solutions, LLC	267	267
Stax Holding Company, LLC	60	60
Steel City Wash, LLC	16	22
Storm Smart Buyer LLC	131	52
Sun Orchard, LLC	113	105
Teel Plastics, LLC	324	324
The Channel Company, LLC	18	58
Trademark Global, LLC	36	9
Triad Technologies, LLC	332	314
United Land Services Opco Parent, LLC	517	693
Universal Pure, LLC	116	278
USALCO, LLC	43	58
Vanguard Packaging, LLC	535	481
Varsity DuvaSawko Operating Corp.	474	474

AG Twin Brook BDC, Inc.
Notes to Consolidated Financial Statements (Unaudited)

Portfolio Company	June 30, 2023	December 31, 2022
Vehicle Accessories, Inc.	38	38
Vital Care Buyer, LLC	580	483
Western Veterinary Partners, LLC	24	22
Yard-Nique, Inc	158	163
Total unfunded portfolio company commitments	$20,656	$23,867
(1)Unfunded commitments denominated in currencies other than USD have been converted to USD using the exchange rate as of the applicable reporting date.
As of June 30, 2023 and December 31, 2022, approximately $199,000 and $207,000, respectively, of the Company's unfunded revolver commitments are reserved for letters of credit issued to third party beneficiaries on behalf of the Company's investments.
Investor Commitments
As of June 30, 2023 and December 31, 2022, the Company had $216.0 million in total capital commitments from investors ($21.6 million undrawn). These undrawn capital commitments will no longer remain in effect following the completion of a Qualified IPO.
Four investors in the Company have aggregate capital commitments representing 100% of the Company’s total capital commitments. Such concentration of investor commitments could have a material effect on the Company.
Other Commitments and Contingencies
From time to time, the Company may become a party to certain legal proceedings during the normal course of business. As of June 30, 2023, and December 31, 2022, management was not aware of any material pending or threatened litigation.
Note 9. Net Assets
Subscriptions and Drawdowns
As of June 30, 2023, the Company had 9,672,358 shares issued and outstanding with a par value of $0.001 per share.
The Company has entered into subscription agreements with investors providing for the private placement of the Company’s common shares. Under the terms of the subscription agreements, investors are required to fund drawdowns to purchase the Company’s common shares up to the amount of their respective capital commitment on an as-needed basis each time the Advisor delivers a drawdown notice to such investors.
During the six months ended June 30, 2023, there were no capital call notices delivered to investors.
During the six months ended June 30, 2022, the Advisor delivered the following capital call notices to investors:

AG Twin Brook BDC, Inc.
Notes to Consolidated Financial Statements (Unaudited)

Six Months Ended June 30, 2022
Capital Drawdown Notice Date	Common Share Issuance Date	Number of Common Shares Issued	Aggregate Offering Price ($ in millions)
May 12, 2022	May 26, 2022	531,182	$10.80
Total		531,182	$10.80
Dividends
The following table reflects dividends declared on shares of the Company's common stock during the six months ended June 30, 2023 and 2022:

For the Six Months Ended June 30, 2023
Date Declared	Record Date	Payment Date	Dividend per Share
March 14, 2023	March 31, 2023	April 28, 2023	$0.25
May 10, 2023	June 30, 2023	July 28, 2023	$0.25

For the Six Months Ended June 30, 2022
Date Declared	Record Date	Payment Date	Dividend per Share
April 14, 2022	April 18, 2022	April 29, 2022	$0.20
May 11, 2022	June 30, 2022	July 29, 2022	$0.20
Note 10. Earnings Per Share
The following table sets forth the computation of basic and diluted earnings (loss) per common share for the three and six months ended June 30, 2023 and 2022:

(Amounts in thousands, except share and per share amounts)	Three Months Ended June 30, 2023	Three Months Ended June 30, 2022	Six Months Ended June 30, 2023	Six Months Ended June 30, 2022
Net increase (decrease) in net assets resulting from operations	$3,476	$2,837	$6,341	$5,184
Weighted average shares of common stock outstanding - basic and diluted	$9,672	$9,345	$9,672	$9,244
Earnings (loss) per common share - basic and diluted	$0.36	$0.30	$0.66	$0.56
Note 11. Income Taxes
Taxable income generally differs from net increase (decrease) in net assets resulting from operations due to temporary and permanent differences in the recognition of income and expenses, and generally excludes net unrealized gains or losses, as unrealized gains or losses are generally not included in taxable income until they are realized.
The Company makes certain adjustments to the classification of net assets as a result of permanent book-to-tax differences, which include differences in the book and tax basis of certain assets and liabilities, and nondeductible federal taxes or losses among other items. To the extent these differences are permanent, they are charged or credited to additional paid in capital or total distributable earnings (losses), as appropriate. For the six months ended June 30, 2023, permanent differences were approximately $480,000, primarily related to net income from wholly-owned subsidiary. There were no permanent differences for the six months ended June 30, 2022.

AG Twin Brook BDC, Inc.
Notes to Consolidated Financial Statements (Unaudited)
Note 12. Financial Highlights
The following are financial highlights for a common share outstanding during the six months ended June 30, 2023 and 2022:

(Amounts in thousands, except share and per share amounts)	Six Months Ended June 30, 2023	Six Months Ended June 30, 2022
Per share data:
Net asset value, beginning of period	$20.22	$20.14
Net investment income (loss)(1)	0.78	0.44
Net realized and unrealized gain (loss) on investment transactions(1)	(0.12)	0.12
Total from operations	0.66	0.56
Dividends declared	(0.50)	(0.40)
Total increase (decrease) in net assets	0.16	0.16
Net asset value, end of period	$20.38	$20.30
Shares outstanding, end of period	9,672,358	9,672,358
Total return(2)(3)	3.3%	2.8%
Ratios / supplemental data
Ratio of gross expenses to average net assets(3)(4)(5)	1.7%	1.3%
Ratio of net expenses to average net assets(3)(4)(6)	1.7%	1.3%
Ratio of net investment income (loss) to average net assets(3)(4)	3.8%	2.2%
Net assets, end of period	$197,092	$196,319
Weighted average shares outstanding	9,672,358	9,243,891
Total capital commitments, end of period	$216,000	$216,000
Ratio of total contributed capital to total committed capital, end of period	90.0%	90.0%
Portfolio turnover rate(7)	6.9%	13.6%
Asset coverage ratio(8)	N/A	N/A
(1)The per share data was derived using the weighted average shares outstanding during the period.
(2)Total return is calculated as the change in net asset value ("NAV") per share during the period, plus dividends per share, if any, divided by the NAV per share at the beginning of the period.
(3)Not annualized.
(4)Average net assets are computed using the average balance of net assets at the end of each month of the reporting period.
(5)Ratio of gross expenses to average net assets is computed using expenses before waivers from the Administrator, if applicable.
(6)Ratio of net expenses to average net assets is computed using total expenses net of waivers from the Administrator, if applicable.
(7)Portfolio turnover rate is calculated using the lesser of total sales or total purchases over the average of the investments at fair value for the periods reported.
(8)Asset coverage ratio is equal to (i) the sum of (A) net assets at the end of the period and (B) total debt outstanding at the end of the period, divided by (ii) total debt outstanding at the end of the period. The ratio is not applicable as of June 30, 2023 or June 30, 2022 as there was no debt outstanding during the period.

AG Twin Brook BDC, Inc.
Notes to Consolidated Financial Statements (Unaudited)
Note 13. Subsequent Events
The Company’s management evaluated subsequent events through the date of issuance of these consolidated financial statements. There have been no subsequent events that occurred that would require disclosure in, or would be required to be recognized in, these consolidated financial statements, except as discussed below:

On July 27, 2023, the Company’s Board declared a special dividend of $0.7556 per share of Common Stock, payable on July 28, 2023 to stockholders of record as of July 27, 2023.

On July 28, 2023, AG Twin Brook Capital Income Fund, a Delaware statutory trust (“TCAP”), completed its previously announced acquisition of the Company, with TCAP continuing as the surviving company (the “Transaction”). The Transaction was completed pursuant to an Agreement and Plan of Merger, dated May 19, 2023, by and between the Parties. Prior to the Transaction closing, the Company was an affiliated business development company (“BDC”) managed by Angelo Gordon. TCAP is a public, non-exchange traded BDC, managed by AGTB Fund Manager, LLC, which is also a wholly-owned subsidiary of Angelo Gordon.

As of the effective time, each share of common stock, outstanding immediately prior to the effective time was converted into the right to receive $20 per share in cash, without interest, subject to any applicable withholding taxes. TCAP paid total cash consideration in connection with the Transaction of approximately $193 million.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of AG Twin Brook BDC, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of assets and liabilities, including the consolidated schedules of investments, of AG Twin Brook BDC, Inc. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations, of changes in net assets and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations, changes in its net assets and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our procedures included confirmation of securities owned as of December 31, 2022 and 2021 by correspondence with the custodian and underlying investee companies. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
New York, New York
March 16, 2023
We have served as the auditor of one or more investment companies in the AG Twin Brook BDC group since 2019.

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, New York 10017-6204
T: (646) 471 3000, www.pwc.com/us

AG Twin Brook BDC, Inc.
Consolidated Statements of Assets and Liabilities
(Amounts in thousands, except share and per share amounts)

	December 31, 2022	December 31, 2021
Assets
Investments at fair value:
Non-controlled/non-affiliated investments at fair value (amortized cost of $180,526 and $151,070, respectively)	$179,785	$151,121
Non-controlled/affiliated investments at fair value (amortized cost of $7,137 and $6,210, respectively)	10,354	7,986
Unrealized gain on foreign currency forward contracts	—	39
Cash	12,028	27,711
Interest receivable	775	261
Prepaid expenses	127	142
Deferred financing costs	—	47
Total assets	$203,069	$187,307
Liabilities
Unrealized loss on foreign currency forward contracts	$15	$3
Dividend payable	5,030	1,814
Incentive fees payable	1,295	345
Accrued expenses and other liabilities payable to affiliate	677	677
Management fees payable	281	196
Deferred income	184	167
Interest payable	—	7
Total liabilities	7,482	3,209
Commitments and contingencies (Note 8)
Net assets
Common shares $0.001 par value, 100,000,000 shares authorized; 9,672,358 and 9,141,176 shares issued and outstanding, respectively	$10	$9
Additional paid-in-capital	193,704	182,850
Total distributable earnings (loss)	1,873	1,239
Total net assets	195,587	184,098
Total liabilities and net assets	$203,069	$187,307
Net asset value per share	$20.22	$20.14
The accompanying notes are an integral part of these consolidated financial statements.

AG Twin Brook BDC, Inc.
Consolidated Statements of Operations
(Amounts in thousands, except share and per share amounts)

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Investment income
Investment income from non-controlled, non-affiliated investments:
Interest	$15,066	$8,024	$4,741
Other	686	564	352
Total investment income from non-controlled, non-affiliated investments:	15,752	8,588	5,093
Total investment income	15,752	8,588	5,093
Expenses
Incentive fees	$2,697	$912	$213
Management fees	1,049	612	364
Administrative fees(1)	226	536	450
Accounting fees	460	393	426
Other	391	174	175
Insurance fees	296	402	492
Professional fees	467	309	339
Directors' fees	180	180	180
Interest	58	259	366
Offering costs	—	—	415
Total gross expenses	5,824	3,777	3,420
Less waivers:
Administrative fees waived(1)	—	—	(358)
Total net expenses	5,824	3,777	3,062
Net investment income (loss)	$9,928	$4,811	$2,031
Net realized and unrealized gain (loss) on investment transactions
Net realized gain (loss) on investment transactions:
Non-controlled, non-affiliated investments	$61	$186	$5
Non-controlled, affiliated investments	674	—	—
Foreign currency forward transactions	155	(78)	—
Net change in unrealized gain (loss) on investment transactions:
Non-controlled, non-affiliated investments	(792)	661	(670)
Non-controlled, affiliated investments	1,441	1,256	520
Foreign currency forward contracts	(51)	36	—
Foreign currency translation	—	2	—
Total net realized and unrealized gain (loss) on investment transactions	1,488	2,063	(145)
Net increase (decrease) in net assets resulting from operations	$11,416	$6,874	$1,886
Net investment income (loss) per share - basic and diluted	$1.11	$0.86	$0.66
Earnings (loss) per share - basic and diluted	$1.21	$1.22	$0.61
Weighted average shares outstanding - basic and diluted	9,459,885	5,626,642	3,097,918
(1)Refer to Note 6 - Agreements and Related Party Transactions
The accompanying notes are an integral part of these consolidated financial statements

AG Twin Brook BDC, Inc.
Consolidated Statements of Changes in Net Assets
(Amounts in thousands, except share amounts)

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Increase (decrease) in net assets resulting from operations
Net investment income (loss)	$9,928	$4,811	$2,031
Net realized gain (loss)	890	108	5
Net change in unrealized gain (loss)	598	1,955	(150)
Net increase in net assets resulting from operations	11,416	6,874	1,886
Dividends
Dividends declared(1)	(10,727)	(5,237)	(2,526)
Net decrease in net assets resulting from dividends	(10,727)	(5,237)	(2,526)
Capital share transactions
Issuance of common shares	10,800	93,960	46,440
Net increase in net assets resulting from capital share transactions	10,800	93,960	46,440
Total increase in net assets	11,489	95,597	45,800
Net assets, at beginning of period	184,098	88,501	42,701
Net assets, at end of period	$195,587	$184,098	$88,501

Capital share activity
Shares issued	531,182	4,659,176	2,322,000
Shares returned	—	—	—
Net increase in shares outstanding	531,182	4,659,176	2,322,000
Dividends declared per share	$1.12	$0.80	$0.66
(1)See Note 11 for the tax character of dividends declared.
The accompanying notes are an integral part of these consolidated financial statements.

AG Twin Brook BDC, Inc.
Consolidated Statements of Cash Flows
(Amounts in thousands)

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Cash flows from operating activities
Net increase (decrease) in net assets resulting from operations	$11,416	$6,874	$1,886
Adjustments to reconcile net increase (decrease) in net assets resulting from operations to net cash used in operating activities:
Net realized (gain) loss on investments	(735)	(186)	(5)
Net change in unrealized (appreciation) depreciation on investments	(649)	(1,917)	150
Net change in unrealized (appreciation) depreciation on foreign currency forward contracts	51	(36)	—
Net accretion on debt instruments	(715)	(450)	(257)
Net paydown gain on debt instruments	(284)	(307)	(35)
Interest received in-kind	(52)	(37)	—
Purchases and drawdowns of investments	(72,506)	(127,149)	(51,467)
Proceeds from sales and paydowns of investments	43,909	50,472	11,878
Amortization of deferred financing costs	47	226	147
Amortization of offering costs	—	—	415
Change in operating assets and liabilities:
(Increase) decrease in interest receivable	(514)	(80)	(82)
(Increase) decrease in prepaid expenses	15	20	(4)
(Increase) decrease in due from affiliate	—	—	23
Increase (decrease) in accrued expenses and other liabilities payable to affiliate	—	218	111
Increase (decrease) in management fees payable	85	91	60
Increase (decrease) in incentive fees payable	950	246	99
Increase (decrease) in deferred income	17	76	49
Increase (decrease) in interest payable	(7)	(14)	(12)
Increase (decrease) in due to affiliate	—	—	(44)
Increase (decrease) in organizational costs payable to affiliate	—	—	(26)
Net cash used in operating activities	(18,972)	(71,953)	(37,114)
Cash flows from financing activities
Proceeds from issuance of common shares	10,800	93,960	46,440
Dividends paid	(7,511)	(4,579)	(1,370)
Borrowings on subscription facility	—	6,100	26,800
Payments on subscription facility	—	(6,100)	(33,300)
Payments for deferred financing costs	—	(37)	(118)
Payments for deferred offering costs	—	—	(26)
Net cash provided by financing activities	3,289	89,344	38,426
Net change in cash	(15,683)	17,391	1,312
Cash
Cash, beginning of year	27,711	10,320	9,008
Cash, end of year	$12,028	$27,711	$10,320

Supplemental and non-cash information
Cash paid during the year for interest	$18	$47	$231
Dividend payable	$5,030	$1,814	$1,156
The accompanying notes are an integral part of these consolidated financial statements.

AG Twin Brook BDC, Inc.
Consolidated Schedule of Investments
As of December 31, 2022
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread	Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Investments
Non-controlled/non-affiliated senior secured debt (5)
Aerospace and defense
Mattco Forge, Inc. (6)	First lien senior secured revolving loan	L + 6.25%	10.42%	12/6/2024	$506	$(5)	$(11)	(0.01)%
Mattco Forge, Inc.	First lien senior secured term loan	L + 6.25%	10.42%	12/6/2024	2,168	2,142	2,119	1.08%
						2,137	2,108	1.07%
Air freight and logistics
Load One Purchaser Corporation (6)	First lien senior secured delayed draw term loan	S + 6.00%	10.84%	6/21/2028	$150	$(3)	$(2)	0.00%
Load One Purchaser Corporation	First lien senior secured revolving loan	S + 6.00%	10.84%	6/21/2028	75	6	6	0.00%
Load One Purchaser Corporation	First lien senior secured term loan	S + 6.00%	10.84%	6/21/2028	810	795	797	0.41%
						798	801	0.41%
Auto components
AvCarb, LLC	First lien senior secured delayed draw term loan	L + 6.00%	10.57%	11/12/2026	$665	$222	$222	0.11%
AvCarb, LLC	First lien senior secured revolving loan	L + 6.00%	10.17%	11/12/2026	38	3	3	0.00%
AvCarb, LLC	First lien senior secured term loan	L + 6.00%	10.17%	11/12/2026	495	486	487	0.25%
CCG Acquisition, Inc. (6)	First lien senior secured revolving loan	S + 6.00%	10.84%	5/17/2027	19	—	—	0.00%
CCG Acquisition, Inc.	First lien senior secured term loan	S + 6.00%	10.84%	5/17/2027	425	419	420	0.21%
Raneys, LLC (6)	First lien senior secured revolving loan	S + 5.75%	10.59%	6/7/2027	38	(1)	(1)	0.00%
Raneys, LLC	First lien senior secured term loan	S + 5.75%	10.59%	6/7/2027	453	444	445	0.23%
Vehicle Accessories, Inc. (6)	First lien senior secured revolving loan	P + 4.50%	12.00%	11/30/2026	38	—	—	0.00%
Vehicle Accessories, Inc.	First lien senior secured term loan	S + 5.50%	10.34%	11/30/2026	1,666	1,655	1,659	0.85%
						3,228	3,235	1.65%
Chemicals
AM Buyer, LLC (6)	First lien senior secured revolving loan	S + 6.75%	11.59%	5/1/2025	$111	$(1)	$(1)	0.00%
AM Buyer, LLC	First lien senior secured term loan	S + 6.75%	11.59%	5/1/2025	474	467	469	0.24%
Answer Acquisition, LLC (6)	First lien senior secured revolving loan	L + 5.50%	10.23%	12/30/2026	38	(1)	(1)	0.00%
Answer Acquisition, LLC	First lien senior secured term loan	L + 5.50%	10.23%	12/30/2026	1,699	1,671	1,673	0.86%
Custom Agronomics Holdings, LLC (6)	First lien senior secured revolving loan	S + 6.50%	11.34%	8/26/2027	45	(1)	(1)	0.00%
Custom Agronomics Holdings, LLC	First lien senior secured term loan	S + 6.50%	11.34%	8/26/2027	236	231	232	0.12%
SASE Company, LLC (6)	First lien senior secured revolving loan	S + 5.75%	10.19%	11/15/2026	38	(1)	(1)	0.00%
SASE Company, LLC	First lien senior secured term loan	S + 5.75%	10.19%	11/15/2026	1,615	1,588	1,592	0.81%
Teel Plastics, LLC (6)	First lien senior secured revolving loan	S + 5.00%	9.44%	1/24/2025	324	(3)	(1)	0.00%
Teel Plastics, LLC	First lien senior secured term loan	S + 5.00%	9.44%	1/24/2025	1,787	1,767	1,779	0.91%
USALCO, LLC	First lien senior secured revolving loan	L + 6.00%	10.38%	10/19/2026	100	42	42	0.02%

AG Twin Brook BDC, Inc.
Consolidated Schedule of Investments
As of December 31, 2022
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread	Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
USALCO, LLC	First lien senior secured term loan	L + 6.00%	10.73%	10/19/2027	1,884	1,867	1,872	0.96%
						7,626	7,654	3.92%
Commercial services and supplies
Alliance Environmental Group, LLC	First lien senior secured delayed draw term loan	L + 6.00%	11.15%	12/30/2027	$75	$53	$53	0.03%
Alliance Environmental Group, LLC	First lien senior secured revolving loan	L + 6.00%	10.47%	12/30/2027	38	35	35	0.02%
Alliance Environmental Group, LLC	First lien senior secured term loan	L + 6.00%	11.15%	12/30/2027	1,451	1,426	1,428	0.73%
Edko Acquisition, LLC (8)	First lien senior secured revolving loan	S + 6.00%	10.84%	6/25/2026	38	3	3	0.00%
Edko Acquisition, LLC	First lien senior secured term loan	S + 5.75%	10.59%	6/25/2026	1,139	1,122	1,124	0.57%
Franchise Fastlane, LLC (6)	First lien senior secured revolving loan	S + 5.50%	10.38%	5/2/2027	15	—	—	0.00%
Franchise Fastlane, LLC	First lien senior secured term loan	S + 5.50%	10.38%	5/2/2027	1,170	1,149	1,151	0.59%
Gold Medal Holdings, Inc. (9)	First lien senior secured revolving loan	S + 7.00%	11.74%	3/17/2027	50	23	23	0.01%
Gold Medal Holdings, Inc.	First lien senior secured term loan	S + 7.00%	11.84%	3/17/2027	722	713	716	0.37%
Green Monster Acquisition, LLC (6)	First lien senior secured revolving loan	L + 5.50%	10.23%	12/28/2026	38	(1)	(1)	0.00%
Green Monster Acquisition, LLC	First lien senior secured term loan	L + 5.50%	10.23%	12/28/2026	1,176	1,157	1,158	0.59%
HLSG Intermediate, LLC	First lien senior secured delayed draw term loan	S + 6.50%	11.03%	3/31/2028	96	94	95	0.05%
HLSG Intermediate, LLC (6)	First lien senior secured revolving loan	S + 6.50%	10.94%	3/31/2028	60	(1)	(1)	0.00%
HLSG Intermediate, LLC	First lien senior secured term loan	S + 6.50%	10.94%	3/31/2028	1,004	993	995	0.51%
Nimlok Company, LLC (6)(10)	First lien senior secured revolving loan	S + 5.50%	10.16%	11/27/2024	320	(3)	(4)	0.00%
Nimlok Company, LLC	First lien senior secured term loan	S + 5.50%	10.16%	11/27/2025	2,678	2,641	2,645	1.35%
Steel City Wash, LLC	First lien senior secured delayed draw term loan	S + 6.25%	11.09%	12/27/2026	143	141	141	0.07%
Steel City Wash, LLC	First lien senior secured revolving loan	S + 6.25%	10.90%	12/27/2026	38	15	15	0.01%
Steel City Wash, LLC	First lien senior secured term loan	S + 6.25%	11.09%	12/27/2026	794	781	783	0.40%
						10,341	10,359	5.30%
Construction and engineering
BCI Burke Holding Corp.	First lien senior secured delayed draw term loan	L + 5.50%	9.70%	12/14/2027	$131	$24	$24	0.01%
BCI Burke Holding Corp. (6)	First lien senior secured revolving loan	L + 5.50%	10.23%	12/14/2027	79	(1)	(1)	0.00%
BCI Burke Holding Corp.	First lien senior secured term loan	L + 5.50%	10.23%	12/14/2027	874	863	865	0.44%
CPS HVAC Group, LLC	First lien senior secured delayed draw term loan	L + 6.75%	11.37%	12/15/2026	150	32	32	0.02%
CPS HVAC Group, LLC (11)	First lien senior secured revolving loan	L + 6.75%	11.90%	12/15/2026	38	8	8	0.00%
CPS HVAC Group, LLC	First lien senior secured term loan	L + 6.75%	11.90%	12/15/2026	272	268	268	0.14%
Domino Equipment Company, LLC (6)	First lien senior secured revolving loan	S + 6.25%	11.13%	4/1/2026	79	(1)	(1)	0.00%
Domino Equipment Company, LLC	First lien senior secured term loan	S + 6.25%	11.13%	4/1/2026	575	565	566	0.29%
Highland Acquisition, Inc. (6)	First lien senior secured revolving loan	S + 5.50%	10.34%	3/9/2027	30	(1)	—	0.00%
Highland Acquisition, Inc.	First lien senior secured term loan	S + 5.50%	10.34%	3/9/2027	937	921	922	0.47%

AG Twin Brook BDC, Inc.
Consolidated Schedule of Investments
As of December 31, 2022
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread	Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Rose Paving, LLC	First lien senior secured revolving loan	S + 5.75%	10.57%	11/7/2028	94	50	50	0.03%
Rose Paving, LLC	First lien senior secured term loan	S + 5.75%	10.55%	11/7/2028	751	732	732	0.37%
						3,460	3,465	1.77%

Containers and packaging
Bulk Lift International, LLC (6)(7)	First lien senior secured revolving loan	S + 6.75%	11.28%	11/15/2027	$38	$(1)	$(1)	0.00%
Bulk Lift International, LLC (7)	First lien senior secured term loan	S + 6.75%	11.28%	11/15/2027	258	252	252	0.13%
Innovative FlexPak, LLC	First lien senior secured revolving loan	S + 7.00%	11.36%	1/23/2025	627	464	325	0.17%
Innovative FlexPak, LLC	First lien senior secured term loan	S + 7.00%	11.44%	1/23/2025	2,616	2,574	1,998	1.00%
MRC Keeler Acquisition, LLC	First lien senior secured delayed draw term loan	L + 5.75%	10.48%	12/4/2025	75	74	74	0.04%
MRC Keeler Acquisition, LLC	First lien senior secured revolving loan	L + 5.75%	10.07%	12/4/2025	150	73	73	0.04%
MRC Keeler Acquisition, LLC	First lien senior secured term loan	L + 5.75%	10.48%	12/4/2025	952	940	941	0.48%
Vanguard Packaging, LLC	First lien senior secured revolving loan	L + 5.00%	9.66%	8/9/2024	535	51	50	0.03%
Vanguard Packaging, LLC	First lien senior secured term loan	L + 5.00%	9.73%	8/9/2024	1,193	1,186	1,185	0.61%
						5,613	4,897	2.50%
Distributors
RTP Acquisition, LLC	First lien senior secured revolving loan	S + 6.25%	10.69%	8/17/2026	$38	$3	$3	0.00%
RTP Acquisition, LLC	First lien senior secured term loan	S + 6.25%	10.69%	8/17/2026	918	902	905	0.46%
						905	908	0.46%
Diversified consumer services
50Floor, LLC (6)	First lien senior secured revolving loan	L + 6.25%	10.98%	12/31/2025	$199	$(2)	$(2)	0.00%
50Floor, LLC	First lien senior secured term loan	L + 6.25%	10.98%	12/31/2026	953	939	941	0.48%
ACES Intermediate, LLC (6)	First lien senior secured revolving loan	S + 5.75%	10.63%	7/27/2027	150	(3)	(3)	0.00%
ACES Intermediate, LLC	First lien senior secured term loan	S + 5.75%	10.63%	7/27/2027	1,887	1,851	1,856	0.95%
Groundworks Operations, LLC	First lien senior secured delayed draw term loan	L + 4.75%	9.48%	1/17/2026	1,866	1,814	1,821	0.93%
Groundworks Operations, LLC (6)	First lien senior secured revolving loan	L + 4.75%	9.48%	1/17/2026	387	(4)	(2)	0.00%
Groundworks Operations, LLC	First lien senior secured term loan	L + 4.75%	9.48%	1/17/2026	2,479	2,449	2,463	1.25%
Home Brands Group Holdings, Inc. (6)	First lien senior secured revolving loan	L + 4.75%	9.16%	11/8/2026	48	(1)	(1)	0.00%
Home Brands Group Holdings, Inc.	First lien senior secured term loan	L + 4.75%	9.16%	11/8/2026	1,900	1,867	1,873	0.96%
ISSA, LLC (6)	First lien senior secured revolving loan	S + 6.25%	11.09%	3/1/2027	131	(2)	(2)	0.00%
ISSA, LLC	First lien senior secured term loan	S + 6.25%	11.09%	3/1/2027	922	906	908	0.46%
Juniper Landscaping Holdings LLC	First lien senior secured delayed draw term loan	L + 6.00%	11.14%	12/29/2026	88	69	69	0.04%
Juniper Landscaping Holdings LLC (12)	First lien senior secured revolving loan	L + 6.00%	10.54%	12/29/2026	44	10	11	0.01%
Juniper Landscaping Holdings LLC	First lien senior secured term loan	L + 6.00%	11.15%	12/29/2026	1,314	1,295	1,297	0.66%

AG Twin Brook BDC, Inc.
Consolidated Schedule of Investments
As of December 31, 2022
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread	Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Kalkomey Enterprises, LLC (6)	First lien senior secured revolving loan	L + 6.75%	11.48%	4/24/2025	77	(1)	(1)	0.00%
Kalkomey Enterprises, LLC	First lien senior secured term loan	L + 6.75%	11.48%	4/24/2026	1,050	1,033	1,037	0.53%
PPW Acquisition, LLC	First lien senior secured revolving loan	L + 6.25%	10.85%	9/30/2026	38	37	37	0.02%
PPW Acquisition, LLC	First lien senior secured term loan	L + 6.25%	10.98%	9/30/2026	605	595	596	0.30%
United Land Services Opco Parent, LLC	First lien senior secured delayed draw term loan	S + 6.00%	10.84%	3/23/2026	1,069	658	659	0.34%
United Land Services Opco Parent, LLC (6)	First lien senior secured delayed draw term loan	S + 6.00%	10.84%	3/23/2026	188	(4)	(3)	0.00%
United Land Services Opco Parent, LLC	First lien senior secured revolving loan	S + 6.00%	10.44%	3/23/2026	150	37	38	0.02%
United Land Services Opco Parent, LLC	First lien senior secured term loan	S + 6.00%	10.84%	3/23/2026	303	298	298	0.15%
Yard-Nique, Inc (6)	First lien senior secured delayed draw term loan	S + 6.00%	9.71%	4/30/2026	150	(2)	(2)	0.00%
Yard-Nique, Inc	First lien senior secured revolving loan	S + 5.00%	8.71%	4/30/2026	19	5	5	0.00%
Yard-Nique, Inc	First lien senior secured term loan	S + 6.00%	9.71%	4/30/2026	405	400	401	0.21%
						14,244	14,294	7.31%
Electrical equipment
AEP Passion Intermediate Holdings, Inc.	First lien senior secured delayed draw term loan	L + 5.50%	9.88%	10/5/2027	$71	$42	$42	0.02%
AEP Passion Intermediate Holdings, Inc.	First lien senior secured revolving loan	L + 5.50%	9.88%	10/5/2027	48	28	28	0.01%
AEP Passion Intermediate Holdings, Inc.	First lien senior secured term loan	L + 5.50%	9.91%	10/5/2027	1,281	1,265	1,267	0.65%
						1,335	1,337	0.68%
Electronic equipment, instruments and components
Advanced Lighting Acquisition, LLC (6)	First lien senior secured revolving loan	S + 5.00%	9.44%	11/22/2025	$324	$(3)	$(1)	0.00%
Advanced Lighting Acquisition, LLC	First lien senior secured term loan	S + 5.00%	9.44%	11/22/2025	1,133	1,120	1,131	0.58%
ITSavvy LLC (6)	First lien senior secured delayed draw term loan	S + 5.25%	8.76%	8/8/2028	75	(1)	(1)	0.00%
ITSavvy LLC (6)	First lien senior secured revolving loan	S + 5.25%	9.68%	8/8/2028	38	—	—	0.00%
ITSavvy LLC	First lien senior secured term loan	S + 5.25%	8.76%	8/8/2028	676	670	671	0.34%
Nelson Name Plate Company	First lien senior secured delayed draw term loan	L + 5.50%	10.23%	10/18/2026	119	102	102	0.05%
Nelson Name Plate Company	First lien senior secured revolving loan	L + 5.50%	10.23%	10/18/2026	90	15	15	0.01%
Nelson Name Plate Company	First lien senior secured term loan	L + 5.50%	10.23%	10/18/2026	768	756	757	0.39%
						2,659	2,674	1.37%
Food and staples retailing
Engelman Baking Co., LLC	First lien senior secured revolving loan	L + 5.50%	9.88%	2/28/2025	$207	$31	$30	0.02%
Engelman Baking Co., LLC	First lien senior secured term loan	L + 5.50%	9.88%	2/28/2025	713	701	703	0.36%
Mad Rose Company, LLC (13)	First lien senior secured revolving loan	S + 6.25%	10.69%	5/7/2026	119	58	59	0.03%
Mad Rose Company, LLC	First lien senior secured term loan	S + 6.25%	10.69%	5/7/2026	931	916	919	0.47%
Main Street Gourmet, LLC	First lien senior secured delayed draw term loan	L + 5.50%	9.89%	11/10/2025	666	34	35	0.02%

AG Twin Brook BDC, Inc.
Consolidated Schedule of Investments
As of December 31, 2022
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread	Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Main Street Gourmet, LLC	First lien senior secured revolving loan	L + 5.50%	10.23%	11/10/2025	38	18	18	0.01%
Main Street Gourmet, LLC	First lien senior secured term loan	L + 5.50%	10.23%	11/10/2025	1,121	1,108	1,110	0.57%
NutriScience Innovations, LLC (6)(14)	First lien senior secured revolving loan	L + 7.00%	11.73%	4/21/2026	131	(2)	(2)	0.00%
NutriScience Innovations, LLC	First lien senior secured term loan	L + 7.00%	11.73%	4/21/2026	434	428	428	0.22%
Qin's Buffalo, LLC (6)	First lien senior secured delayed draw term loan	S + 5.75%	10.59%	5/5/2027	75	(1)	(1)	0.00%
Qin's Buffalo, LLC (6)	First lien senior secured revolving loan	S + 5.75%	10.59%	5/5/2027	38	(1)	(1)	0.00%
Qin's Buffalo, LLC	First lien senior secured term loan	S + 5.75%	10.59%	5/5/2027	536	526	528	0.27%
SCP Beverage Buyer, LLC	First lien senior secured revolving loan	S + 5.75%	10.11%	11/24/2026	38	14	14	0.01%
SCP Beverage Buyer, LLC	First lien senior secured term loan	S + 5.75%	10.11%	11/24/2026	412	404	405	0.21%
Universal Pure, LLC (6)	First lien senior secured delayed draw term loan	S + 6.00%	10.24%	10/31/2028	128	(3)	(3)	0.00%
Universal Pure, LLC (6)(15)	First lien senior secured revolving loan	S + 6.00%	10.24%	10/31/2028	150	(4)	(4)	0.00%
Universal Pure, LLC	First lien senior secured term loan	S + 6.00%	10.24%	10/31/2028	1,328	1,292	1,292	0.66%
						5,519	5,530	2.85%
Food products
Icelandirect, LLC	First lien senior secured revolving loan	L + 6.00%	10.73%	7/30/2026	$38	$35	$36	0.02%
Icelandirect, LLC	First lien senior secured term loan	L + 6.00%	10.73%	7/30/2026	684	674	675	0.35%
Starwest Botanicals Acquisition, LLC	First lien senior secured revolving loan	L + 5.25%	9.83%	4/30/2027	174	172	168	0.09%
Starwest Botanicals Acquisition, LLC	First lien senior secured term loan	L + 5.25%	9.63%	4/30/2027	807	796	779	0.40%
Sun Orchard, LLC	First lien senior secured revolving loan	S + 5.25%	9.69%	7/8/2027	113	5	6	0.00%
Sun Orchard, LLC	First lien senior secured term loan	S + 5.25%	10.09%	7/8/2027	2,074	2,035	2,039	1.04%
						3,717	3,703	1.90%
Gas utilities
Hydromax USA, LLC	First lien senior secured delayed draw term loan	S + 6.75%	11.48%	12/30/2026	$112	$110	$107	0.05%
Hydromax USA, LLC	First lien senior secured revolving loan	S + 6.75%	11.48%	12/30/2026	228	156	149	0.08%
Hydromax USA, LLC	First lien senior secured term loan	S + 6.75%	11.48%	12/30/2026	1,235	1,216	1,181	0.60%
						1,482	1,437	0.73%
Health care equipment and supplies
626 Holdings Equity, LLC	First lien senior secured delayed draw term loan	S + 5.50%	10.17%	2/14/2028	$315	$105	$105	0.05%
626 Holdings Equity, LLC	First lien senior secured revolving loan	P + 4.50%	12.00%	2/14/2027	75	49	49	0.03%
626 Holdings Equity, LLC	First lien senior secured term loan	S + 5.50%	10.72%	2/14/2028	884	868	870	0.44%
EMSAR Acquisition LLC	First lien senior secured delayed draw term loan	S + 6.50%	11.34%	3/30/2026	216	212	213	0.11%
EMSAR Acquisition LLC	First lien senior secured revolving loan	S + 6.50%	11.34%	3/30/2026	134	118	118	0.06%
EMSAR Acquisition LLC	First lien senior secured term loan	S + 6.50%	11.34%	3/30/2026	638	628	629	0.32%
Medical Technology Associates, Inc. (6)	First lien senior secured revolving loan	S + 6.00%	10.84%	7/25/2028	38	(1)	(1)	0.00%

AG Twin Brook BDC, Inc.
Consolidated Schedule of Investments
As of December 31, 2022
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread	Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Medical Technology Associates, Inc.	First lien senior secured term loan	S + 6.00%	10.84%	7/25/2028	403	395	396	0.20%
Reliable Medical Supply LLC	First lien senior secured delayed draw term loan	S + 7.00%	11.44%	4/8/2025	67	66	66	0.03%
Reliable Medical Supply LLC	First lien senior secured revolving loan	S + 7.00%	11.44%	4/8/2025	138	39	40	0.02%
Reliable Medical Supply LLC	First lien senior secured term loan	S + 7.00%	11.44%	4/8/2025	751	737	743	0.38%
SCA Buyer, LLC	First lien senior secured delayed draw term loan	S + 6.50%	11.38%	1/20/2026	396	273	271	0.14%
SCA Buyer, LLC	First lien senior secured revolving loan	S + 6.50%	11.38%	1/20/2026	133	77	76	0.04%
SCA Buyer, LLC	First lien senior secured term loan	S + 6.50%	11.38%	1/20/2026	757	740	737	0.38%
Spectrum Solutions, LLC (6)	First lien senior secured revolving loan	L + 6.00%	10.38%	3/5/2026	267	(5)	(23)	(0.01)%
Spectrum Solutions, LLC	First lien senior secured term loan	L + 6.00%	10.38%	3/5/2026	478	470	438	0.22%
						4,771	4,727	2.41%
Health care providers and services
Agility Intermediate, Inc.	First lien senior secured delayed draw term loan	S + 6.50%	10.77%	4/15/2026	$401	$104	$105	0.05%
Agility Intermediate, Inc.	First lien senior secured revolving loan	S + 6.50%	11.34%	4/15/2026	134	38	38	0.02%
Agility Intermediate, Inc.	First lien senior secured term loan	S + 6.50%	11.34%	4/15/2026	242	238	238	0.12%
Apex Dental Partners, LLC	First lien senior secured delayed draw term loan	S + 6.50%	11.16%	11/23/2025	112	15	15	0.01%
Apex Dental Partners, LLC	First lien senior secured delayed draw term loan	S + 6.50%	11.16%	11/23/2025	445	438	440	0.22%
Apex Dental Partners, LLC	First lien senior secured revolving loan	S + 6.50%	11.04%	11/23/2025	150	65	66	0.03%
Apex Dental Partners, LLC	First lien senior secured term loan	S + 6.50%	11.38%	11/23/2025	622	612	614	0.31%
ASC Ortho Management, LLC	First lien senior secured delayed draw term loan	L + 6.00%	10.73%	12/31/2026	359	322	322	0.16%
ASC Ortho Management, LLC (6)	First lien senior secured revolving loan	L + 6.00%	10.73%	12/31/2026	38	(1)	(1)	0.00%
ASC Ortho Management, LLC	First lien senior secured term loan	L + 6.00%	10.73%	12/31/2026	519	510	511	0.26%
ASP Global Acquisition, LLC	First lien senior secured delayed draw term loan	S + 6.50%	11.34%	1/21/2025	562	555	552	0.28%
ASP Global Acquisition, LLC (6)	First lien senior secured revolving loan	S + 6.50%	11.34%	1/21/2025	647	(10)	(12)	(0.01)%
ASP Global Acquisition, LLC	First lien senior secured term loan	S + 6.50%	11.34%	1/21/2025	2,306	2,270	2,263	1.16%
Beacon Oral Specialists Management LLC	First lien senior secured delayed draw term loan	S + 6.50%	11.34%	12/14/2025	838	790	791	0.40%
Beacon Oral Specialists Management LLC	First lien senior secured revolving loan	S + 6.50%	11.34%	12/14/2025	188	69	69	0.04%
Beacon Oral Specialists Management LLC	First lien senior secured term loan	S + 6.50%	11.34%	12/14/2025	940	926	928	0.47%
Behavior Frontiers, LLC (16)	First lien senior secured revolving loan	S + 7.50%	12.34%	5/21/2026	38	18	15	0.01%
Behavior Frontiers, LLC	First lien senior secured term loan	S + 7.50%	12.34%	5/21/2026	656	645	597	0.31%
Benefit Plan Administrators of Eau Claire, LLC (6)	First lien senior secured delayed draw term loan	S + 5.50%	9.19%	6/7/2026	188	(2)	(2)	0.00%
Benefit Plan Administrators of Eau Claire, LLC (6)	First lien senior secured revolving loan	S + 5.50%	9.19%	6/7/2026	38	(1)	—	0.00%
Benefit Plan Administrators of Eau Claire, LLC	First lien senior secured term loan	S + 5.50%	9.19%	6/7/2026	824	812	814	0.42%
Brightview, LLC	First lien senior secured delayed draw term loan	L + 5.75%	10.13%	12/14/2026	107	47	47	0.02%

AG Twin Brook BDC, Inc.
Consolidated Schedule of Investments
As of December 31, 2022
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread	Interest Rate	Maturity Date	Principal/ Par Amount(3)		Amortized Cost(4)	Fair Value	Percentage of Net Assets
Brightview, LLC (6)	First lien senior secured revolving loan	L + 5.75%	10.13%	12/14/2026	52		(1)	—	0.00%
Brightview, LLC	First lien senior secured term loan	L + 5.75%	10.13%	12/14/2026	692		685	686	0.35%
Canadian Orthodontic Partners Corp. (6)(7)	First lien senior secured delayed draw term loan	C + 7.00%	11.88%	3/19/2026	C$	140	(1)	(3)	0.00%
Canadian Orthodontic Partners Corp. (7)	First lien senior secured delayed draw term loan	C + 7.00%	11.88%	3/19/2026	C$	358	212	195	0.10%
Canadian Orthodontic Partners Corp. (7)	First lien senior secured revolving loan	S + 7.00%	11.84%	3/19/2026	107		105	104	0.05%
Canadian Orthodontic Partners Corp. (7)	First lien senior secured revolving loan	C + 7.00%	11.88%	3/19/2026	C$	268	204	190	0.10%
Canadian Orthodontic Partners Corp. (7)	First lien senior secured term loan	C + 7.00%	11.88%	3/19/2026	C$	225	176	162	0.08%
Change Academy at Lake of the Ozarks, LLC (6)	First lien senior secured revolving loan	S + 5.25%	9.98%	8/2/2027	113		(2)	(2)	0.00%
Change Academy at Lake of the Ozarks, LLC	First lien senior secured term loan	S + 5.25%	9.98%	8/2/2027	1,773		1,740	1,743	0.89%
Community Care Partners, LLC	First lien senior secured delayed draw term loan	S + 6.00%	10.44%	6/10/2026	223		163	165	0.08%
Community Care Partners, LLC (6)	First lien senior secured delayed draw term loan	S + 6.00%	10.44%	6/10/2026	19		—	—	0.00%
Community Care Partners, LLC	First lien senior secured revolving loan	S + 6.00%	10.44%	6/10/2026	75		14	14	0.01%
Community Care Partners, LLC	First lien senior secured term loan	S + 6.00%	10.44%	6/10/2026	953		942	946	0.48%
Dermatology Medical Partners OpCo, LLC	First lien senior secured delayed draw term loan	S + 6.50%	11.21%	10/29/2026	97		39	39	0.02%
Dermatology Medical Partners OpCo, LLC	First lien senior secured revolving loan	S + 6.50%	11.08%	10/29/2026	38		16	16	0.01%
Dermatology Medical Partners OpCo, LLC	First lien senior secured term loan	S + 6.50%	11.34%	10/29/2026	321		314	314	0.16%
EH Management Company, LLC	First lien senior secured revolving loan	S + 5.50%	10.34%	7/15/2026	38		22	22	0.01%
EH Management Company, LLC	First lien senior secured term loan	S + 5.50%	10.34%	7/15/2026	970		954	957	0.49%
Endodontic Practice Partners, LLC	First lien senior secured delayed draw term loan	S + 5.75%	10.90%	11/2/2027	375		261	261	0.13%
Endodontic Practice Partners, LLC (6)	First lien senior secured revolving loan	S + 5.75%	10.64%	11/2/2027	38		(1)	(1)	0.00%
Endodontic Practice Partners, LLC	First lien senior secured term loan	S + 5.75%	10.64%	11/2/2027	662		649	649	0.33%
Geriatric Medical and Surgical Supply, LLC (6)	First lien senior secured revolving loan	S + 6.00%	10.84%	12/21/2025	300		(4)	(4)	0.00%
Geriatric Medical and Surgical Supply, LLC	First lien senior secured term loan	S + 6.00%	10.84%	12/21/2025	943		929	930	0.48%
Golden Bear PT Partners, LLC	First lien senior secured delayed draw term loan	S + 7.75%	12.59%	10/22/2026	333		167	162	0.08%
Golden Bear PT Partners, LLC	First lien senior secured revolving loan	S + 7.75%	12.59%	10/22/2026	38		7	6	0.00%
Golden Bear PT Partners, LLC	First lien senior secured term loan	S + 7.75%	12.59%	10/22/2026	1,544		1,510	1,488	0.76%
Guardian Dentistry Practice Management, LLC	First lien senior secured delayed draw term loan	S + 6.50%	10.94%	8/20/2026	67		66	67	0.03%
Guardian Dentistry Practice Management, LLC	First lien senior secured delayed draw term loan	S + 6.50%	10.94%	8/20/2026	112		111	111	0.06%
Guardian Dentistry Practice Management, LLC	First lien senior secured delayed draw term loan	S + 6.50%	10.94%	8/20/2026	319		314	316	0.16%
Guardian Dentistry Practice Management, LLC (6)	First lien senior secured revolving loan	S + 6.50%	10.94%	8/20/2026	23		—	—	0.00%
Guardian Dentistry Practice Management, LLC	First lien senior secured term loan	S + 6.50%	10.94%	8/20/2026	521		511	515	0.26%
IPC Pain Acquistion, LLC (6)	First lien senior secured delayed draw term loan	S + 6.00%	10.44%	5/19/2027	278		(3)	(3)	0.00%
IPC Pain Acquistion, LLC (6)	First lien senior secured revolving loan	S + 6.00%	10.44%	5/19/2027	25		—	—	0.00%

AG Twin Brook BDC, Inc.
Consolidated Schedule of Investments
As of December 31, 2022
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread	Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
IPC Pain Acquistion, LLC	First lien senior secured term loan	S + 6.00%	10.44%	5/19/2027	177	174	175	0.09%
Network Partners Acquisition, LLC (6)	First lien senior secured delayed draw term loan	L + 6.00%	10.73%	12/30/2026	113	(2)	(2)	0.00%
Network Partners Acquisition, LLC (6)	First lien senior secured revolving loan	L + 6.00%	10.73%	12/30/2026	38	(1)	(1)	0.00%
Network Partners Acquisition, LLC	First lien senior secured term loan	L + 6.00%	10.73%	12/30/2026	392	386	386	0.20%
NH Kronos Buyer, Inc. (6)	First lien senior secured revolving loan	S + 10.00%	14.24%	11/1/2028	263	(8)	(8)	0.00%
NH Kronos Buyer, Inc.	First lien senior secured term loan	S + 6.25%	10.49%	11/1/2028	2,229	2,163	2,173	1.11%
Peak Dental Services, LLC	First lien senior secured delayed draw term loan	S + 6.75%	11.18%	12/31/2025	603	13	8	0.00%
Peak Dental Services, LLC	First lien senior secured delayed draw term loan	S + 6.75%	11.18%	12/31/2025	885	572	571	0.29%
Peak Dental Services, LLC	First lien senior secured revolving loan	S + 6.75%	11.48%	12/31/2025	133	131	131	0.07%
Peak Dental Services, LLC	First lien senior secured term loan	S + 6.75%	11.56%	12/31/2025	585	576	578	0.30%
Peak Investment Holdings, LLC	First lien senior secured delayed draw term loan	L + 7.00%	11.73%	12/6/2024	603	13	8	0.00%
Peak Investment Holdings, LLC (6)	First lien senior secured revolving loan	L + 7.00%	11.73%	12/6/2024	324	(3)	(6)	0.00%
Peak Investment Holdings, LLC	First lien senior secured term loan	L + 7.00%	11.73%	12/6/2024	1,288	1,275	1,265	0.65%
Pentec Acquisition Corp. (6)	First lien senior secured revolving loan	L + 6.00%	10.38%	10/8/2026	75	(1)	(1)	0.00%
Pentec Acquisition Corp.	First lien senior secured term loan	L + 6.00%	10.38%	10/8/2026	996	980	988	0.51%
Propio LS, LLC	First lien senior secured revolving loan	S + 5.50%	10.46%	8/2/2027	75	55	55	0.03%
Propio LS, LLC	First lien senior secured term loan	S + 5.50%	10.38%	8/2/2027	1,193	1,171	1,173	0.60%
Purpose Home Health Acquisition, LLC (6)	First lien senior secured delayed draw term loan	S + 6.25%	11.19%	11/3/2027	150	(3)	(3)	0.00%
Purpose Home Health Acquisition, LLC (6)	First lien senior secured revolving loan	S + 6.25%	11.19%	11/3/2027	38	(1)	(1)	0.00%
Purpose Home Health Acquisition, LLC	First lien senior secured term loan	S + 6.25%	11.19%	11/3/2027	353	345	345	0.18%
Revival Animal Health, LLC	First lien senior secured revolving loan	S + 6.50%	11.23%	4/6/2026	131	43	43	0.02%
Revival Animal Health, LLC	First lien senior secured term loan	S + 6.50%	11.34%	4/6/2026	1,021	1,006	1,009	0.52%
RQM Buyer, Inc.	First lien senior secured delayed draw term loan	S + 5.75%	10.59%	8/12/2026	84	83	84	0.04%
RQM Buyer, Inc.	First lien senior secured revolving loan	S + 5.75%	10.52%	8/12/2026	206	12	14	0.01%
RQM Buyer, Inc.	First lien senior secured term loan	S + 5.75%	10.59%	8/12/2026	1,694	1,668	1,682	0.86%
Sage Dental Management, LLC (6)	First lien senior secured revolving loan	P + 4.25%	11.25%	4/1/2024	75	—	—	0.00%
Sage Dental Management, LLC	First lien senior secured term loan	S + 5.75%	10.59%	4/1/2024	947	940	941	0.48%
SAMGI Buyer, Inc. (6)	First lien senior secured revolving loan	L + 5.50%	10.23%	4/14/2025	138	(2)	(2)	0.00%
SAMGI Buyer, Inc.	First lien senior secured term loan	L + 5.50%	10.23%	4/14/2025	720	709	712	0.36%
SCP ENT and Allergy Services, LLC (6)	First lien senior secured delayed draw term loan	S + 6.00%	10.84%	9/25/2025	158	(4)	(2)	0.00%
SCP ENT and Allergy Services, LLC (6)	First lien senior secured revolving loan	S + 6.00%	10.84%	9/25/2025	256	(5)	(3)	0.00%
SCP ENT and Allergy Services, LLC	First lien senior secured term loan	S + 6.00%	10.84%	9/25/2025	2,782	2,728	2,744	1.40%
Signature Dental Partners LLC	First lien senior secured delayed draw term loan	S + 6.25%	10.69%	10/29/2026	179	148	149	0.08%
Signature Dental Partners LLC (6)	First lien senior secured revolving loan	S + 6.25%	10.69%	10/29/2026	38	(1)	(1)	0.00%

AG Twin Brook BDC, Inc.
Consolidated Schedule of Investments
As of December 31, 2022
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread	Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Signature Dental Partners LLC	First lien senior secured term loan	S + 6.25%	10.69%	10/29/2026	861	843	845	0.43%
Silver Falls MSO, LLC	First lien senior secured revolving loan	S + 6.75%	11.59%	8/30/2024	235	231	226	0.12%
Silver Falls MSO, LLC	First lien senior secured term loan	S + 6.75%	11.59%	8/30/2024	1,290	1,277	1,253	0.64%
SimiTree Acquisition LLC	First lien senior secured delayed draw term loan	S + 6.75%	11.59%	5/17/2026	13	4	4	0.00%
SimiTree Acquisition LLC	First lien senior secured delayed draw term loan	S + 6.75%	11.59%	5/17/2026	878	863	870	0.44%
SimiTree Acquisition LLC (6)	First lien senior secured revolving loan	S + 6.75%	11.11%	5/17/2026	178	(3)	(2)	0.00%
SimiTree Acquisition LLC	First lien senior secured term loan	S + 6.75%	11.11%	5/17/2026	1,227	1,208	1,216	0.62%
SIMKO Merger Sub, LLC	First lien senior secured delayed draw term loan	S + 7.00%	11.84%	4/7/2027	187	63	63	0.03%
SIMKO Merger Sub, LLC	First lien senior secured revolving loan	S + 7.00%	11.36%	4/7/2027	56	5	6	0.00%
SIMKO Merger Sub, LLC	First lien senior secured term loan	S + 7.00%	11.84%	4/7/2027	654	641	643	0.33%
Southeast Primary Care Partners, LLC	First lien senior secured delayed draw term loan	S + 6.25%	10.81%	12/30/2025	523	464	465	0.24%
Southeast Primary Care Partners, LLC	First lien senior secured revolving loan	S + 6.25%	11.09%	12/30/2025	225	94	94	0.05%
Southeast Primary Care Partners, LLC	First lien senior secured term loan	S + 6.25%	11.09%	12/30/2025	862	847	849	0.43%
Southern Orthodontic Partners Management, LLC	First lien senior secured delayed draw term loan	S + 6.00%	10.84%	1/27/2026	78	78	78	0.04%
Southern Orthodontic Partners Management, LLC	First lien senior secured delayed draw term loan	S + 6.00%	10.84%	1/27/2026	112	47	47	0.02%
Southern Orthodontic Partners Management, LLC	First lien senior secured revolving loan	S + 6.00%	10.84%	1/27/2026	171	97	99	0.05%
Southern Orthodontic Partners Management, LLC	First lien senior secured term loan	S + 6.00%	10.84%	1/27/2026	1,355	1,333	1,345	0.69%
Southern Sports Medicine Partners, LLC	First lien senior secured delayed draw term loan	S + 6.00%	10.84%	2/23/2027	171	29	29	0.01%
Southern Sports Medicine Partners, LLC	First lien senior secured revolving loan	S + 6.00%	10.55%	2/23/2027	60	24	24	0.01%
Southern Sports Medicine Partners, LLC	First lien senior secured term loan	S + 6.00%	10.84%	2/23/2027	638	629	630	0.32%
Varsity DuvaSawko Operating Corp. (6)	First lien senior secured revolving loan	L + 6.25%	10.98%	11/27/2024	474	(4)	(3)	0.00%
Varsity DuvaSawko Operating Corp.	First lien senior secured term loan	L + 6.25%	10.98%	11/27/2024	2,553	2,532	2,536	1.30%
Vital Care Buyer, LLC	First lien senior secured revolving loan	P + 4.25%	11.75%	10/19/2025	580	91	92	0.05%
Vital Care Buyer, LLC	First lien senior secured term loan	L + 5.25%	9.98%	10/19/2025	907	897	898	0.46%
Western Veterinary Partners, LLC	First lien senior secured delayed draw term loan	S + 7.25%	12.09%	10/29/2026	508	499	501	0.26%
Western Veterinary Partners, LLC	First lien senior secured revolving loan	S + 7.25%	12.09%	10/29/2026	24	1	1	0.00%
Western Veterinary Partners, LLC	First lien senior secured term loan	S + 7.25%	12.09%	10/29/2026	1,315	1,292	1,299	0.66%
						47,801	47,767	24.40%
Health care technology
AHR Intermediate, Inc (6)	First lien senior secured delayed draw term loan	S + 5.75%	10.19%	7/29/2027	$117	$(1)	$(1)	0.00%
AHR Intermediate, Inc	First lien senior secured revolving loan	S + 5.75%	10.19%	7/29/2027	150	12	14	0.01%
AHR Intermediate, Inc	First lien senior secured term loan	S + 5.75%	10.19%	7/29/2027	1,458	1,441	1,443	0.74%

AG Twin Brook BDC, Inc.
Consolidated Schedule of Investments
As of December 31, 2022
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread	Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Millennia Patient Services, LLC (6)	First lien senior secured delayed draw term loan	L + 6.00%	10.38%	3/8/2026	267	(3)	(3)	0.00%
Millennia Patient Services, LLC	First lien senior secured revolving loan	L + 6.00%	10.38%	3/8/2026	134	32	32	0.02%
Millennia Patient Services, LLC	First lien senior secured term loan	L + 6.00%	10.38%	3/8/2026	990	976	978	0.50%
						2,457	2,463	1.27%
Household durables
Storm Smart Buyer LLC	First lien senior secured revolving loan	L + 6.00%	10.73%	4/5/2026	$131	$77	$77	0.04%
Storm Smart Buyer LLC	First lien senior secured term loan	L + 6.00%	10.73%	4/5/2026	908	895	896	0.46%
Trademark Global, LLC	First lien senior secured revolving loan	L + 7.50%	11.88%	7/30/2024	114	103	99	0.05%
Trademark Global, LLC	First lien senior secured term loan	L + 7.50%	11.88%	7/30/2024	1,835	1,813	1,743	0.89%
						2,888	2,815	1.44%
Internet and direct marketing retail
Aquatic Sales Solutions, LLC	First lien senior secured revolving loan	L + 6.50%	11.01%	12/18/2025	$188	$105	$105	0.05%
Aquatic Sales Solutions, LLC	First lien senior secured term loan	L + 6.50%	11.16%	12/18/2025	2,515	2,475	2,481	1.27%
DealerOn Inc. (6)	First lien senior secured revolving loan	S + 5.50%	9.94%	11/19/2024	314	(3)	(2)	0.00%
DealerOn Inc.	First lien senior secured term loan	S + 5.50%	9.94%	11/19/2024	1,603	1,586	1,594	0.81%
						4,163	4,178	—

AG Twin Brook BDC, Inc.
Consolidated Schedule of Investments
As of December 31, 2022
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread	Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
IT services
ARC Healthcare Technologies, LLC	First lien senior secured delayed draw term loan	S + 5.25%	10.09%	6/22/2024	$188	$17	$17	0.01%
ARC Healthcare Technologies, LLC (6)	First lien senior secured revolving loan	S + 5.25%	10.09%	6/22/2025	75	(1)	(1)	0.00%
ARC Healthcare Technologies, LLC	First lien senior secured term loan	S + 5.25%	10.09%	6/22/2025	1,410	1,395	1,398	0.71%
E-Phoenix Acquisition Co. Inc. (6)	First lien senior secured revolving loan	L + 5.50%	10.23%	6/23/2027	75	(1)	(1)	0.00%
E-Phoenix Acquisition Co. Inc.	First lien senior secured term loan	L + 5.50%	10.23%	6/23/2027	1,430	1,416	1,419	0.73%
FreshAddress, LLC (6)	First lien senior secured revolving loan	L + 5.25%	9.98%	10/5/2025	30	—	—	0.00%
FreshAddress, LLC	First lien senior secured term loan	L + 5.25%	9.98%	10/5/2025	1,689	1,670	1,673	0.86%
Icreon Holdings, LLC (6)	First lien senior secured revolving loan	S + 6.50%	10.94%	10/26/2027	23	(1)	(1)	0.00%
Icreon Holdings, LLC	First lien senior secured term loan	S + 6.50%	10.94%	10/26/2027	367	358	358	0.18%
P and R Dental Strategies, LLC (6)	First lien senior secured revolving loan	L + 6.50%	10.88%	12/22/2026	23	—	—	0.00%
P and R Dental Strategies, LLC	First lien senior secured term loan	L + 6.50%	10.88%	12/22/2026	653	642	643	0.33%
						5,495	5,505	2.82%
Leisure equipment and products
MacNeill Pride Group Corp.	First lien senior secured delayed draw term loan	S + 6.25%	11.09%	4/22/2026	$501	$452	$453	0.23%
MacNeill Pride Group Corp.	First lien senior secured revolving loan	S + 6.25%	11.09%	4/22/2026	287	106	106	0.05%
MacNeill Pride Group Corp.	First lien senior secured term loan	S + 6.25%	11.09%	4/22/2026	867	860	863	0.44%
Performance PowerSports Group Purchaser, Inc. (6)	First lien senior secured revolving loan	P + 4.75%	11.75%	10/8/2026	56	(1)	(1)	0.00%
Performance PowerSports Group Purchaser, Inc.	First lien senior secured term loan	S + 5.75%	10.59%	10/8/2026	1,684	1,654	1,657	0.85%
						3,071	3,078	1.57%
Leisure products
PHGP MB Purchaser, Inc. (6)	First lien senior secured delayed draw term loan	S + 6.00%	10.84%	5/27/2027	$113	$(2)	$(2)	0.00%
PHGP MB Purchaser, Inc.	First lien senior secured revolving loan	S + 6.00%	10.84%	5/20/2027	75	20	21	0.01%
PHGP MB Purchaser, Inc.	First lien senior secured term loan	S + 6.00%	10.84%	5/20/2027	1,103	1,083	1,085	0.55%
						1,101	1,104	0.56%
Life sciences tools and services
Aptitude Health Holdings, LLC (6)	First lien senior secured revolving loan	L + 5.25%	9.98%	5/3/2026	$267	$(4)	$(3)	0.00%
Aptitude Health Holdings, LLC	First lien senior secured term loan	L + 5.25%	9.98%	5/3/2026	1,103	1,087	1,089	0.56%
						1,083	1,086	0.56%
Machinery
Abrasive Technology Intermediate, LLC	First lien senior secured revolving loan	L + 6.25%	10.88%	4/30/2026	$173	$50	$50	0.03%
Abrasive Technology Intermediate, LLC	First lien senior secured term loan	L + 6.25%	10.40%	4/30/2026	935	922	923	0.47%
DNS IMI Acquisition Corp (6)	First lien senior secured delayed draw term loan	L + 5.75%	10.48%	11/23/2026	75	(1)	(1)	0.00%

AG Twin Brook BDC, Inc.
Consolidated Schedule of Investments
As of December 31, 2022
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread	Interest Rate	Maturity Date	Principal/ Par Amount(3)		Amortized Cost(4)	Fair Value	Percentage of Net Assets
DNS IMI Acquisition Corp	First lien senior secured revolving loan	P + 4.75%	12.25%	11/23/2026		56	8	9	0.00%
DNS IMI Acquisition Corp	First lien senior secured term loan	L + 5.75%	10.48%	11/23/2026		1,648	1,621	1,624	0.83%
Double E Company, LLC (6)	First lien senior secured delayed draw term loan	S + 6.00%	10.55%	6/21/2028		49	—	—	0.00%
Double E Company, LLC	First lien senior secured revolving loan	P + 5.00%	12.50%	6/21/2028		66	14	15	0.01%
Double E Company, LLC	First lien senior secured term loan	S + 6.00%	10.55%	6/21/2028		1,050	1,040	1,043	0.53%
							3,654	3,663	1.87%
Media
ALM Media, LLC (6)(17)	First lien senior secured revolving loan	L + 6.50%	10.91%	11/25/2024		$971	$(9)	$(9)	0.00%
ALM Media, LLC	First lien senior secured term loan	L + 6.50%	10.91%	11/25/2024		2,471	2,443	2,447	1.25%
Exclusive Concepts, LLC	First lien senior secured delayed draw term loan	L + 6.00%	10.97%	12/9/2026		225	169	170	0.09%
Exclusive Concepts, LLC (6)	First lien senior secured revolving loan	L + 6.00%	11.15%	12/9/2026		23	—	—	0.00%
Exclusive Concepts, LLC	First lien senior secured term loan	L + 6.00%	11.15%	12/9/2026		626	616	617	0.32%
Infolinks Media Buyco, LLC (6)	First lien senior secured delayed draw term loan	L + 5.50%	10.23%	11/1/2026		39	—	—	0.00%
Infolinks Media Buyco, LLC (6)	First lien senior secured revolving loan	L + 5.50%	10.23%	11/1/2026		38	(1)	(1)	0.00%
Infolinks Media Buyco, LLC	First lien senior secured term loan	L + 5.50%	10.23%	11/1/2026		1,152	1,134	1,135	0.58%
The Channel Company, LLC	First lien senior secured revolving loan	S + 5.50%	9.94%	11/1/2027		62	3	3	0.00%
The Channel Company, LLC	First lien senior secured term loan	S + 5.50%	10.34%	11/1/2027		2,347	2,311	2,321	1.19%
							6,666	6,683	3.43%
Metals and mining
Copperweld Group, Inc.	First lien senior secured revolving loan	P + 5.00%	12.50%	9/27/2024		$462	$52	$58	0.03%
Copperweld Group, Inc.	First lien senior secured term loan	S + 6.00%	10.84%	9/27/2024		2,285	2,234	2,268	1.16%
							2,286	2,326	1.19%
Personal products
Cosmetic Solutions, LLC	First lien senior secured delayed draw term loan	L + 5.75%	10.48%	10/17/2025		$364	$360	$357	0.18%
Cosmetic Solutions, LLC (6)	First lien senior secured revolving loan	L + 5.75%	10.48%	10/17/2025		344	(4)	(6)	0.00%
Cosmetic Solutions, LLC	First lien senior secured term loan	L + 5.75%	10.48%	10/17/2025		2,775	2,742	2,726	1.39%
							3,098	3,077	1.57%
Pharmaceuticals
Bio Agri Mix Holdings Inc. (6)(7)	First lien senior secured revolving loan	C + 5.75%	10.63%	7/23/2026		$30	$—	$—	0.00%
Bio Agri Mix Holdings Inc. (6)(7)	First lien senior secured revolving loan	C + 5.75%	10.63%	7/23/2026	C$	75	(1)	(1)	0.00%
Bio Agri Mix Holdings Inc. (7)	First lien senior secured term loan	C + 5.75%	10.63%	7/23/2026	C$	1,244	973	906	0.46%
Formulated Buyer, LLC	First lien senior secured delayed draw term loan	L + 5.25%	10.40%	9/22/2026		299	111	111	0.06%
Formulated Buyer, LLC	First lien senior secured revolving loan	L + 5.25%	10.46%	9/22/2026		188	72	72	0.04%
Formulated Buyer, LLC	First lien senior secured term loan	L + 5.25%	10.40%	9/22/2026		461	454	454	0.23%

AG Twin Brook BDC, Inc.
Consolidated Schedule of Investments
As of December 31, 2022
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread	Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Maxor National Pharmacy Services, LLC (6)	First lien senior secured revolving loan	L + 5.25%	9.98%	12/6/2027	84	(1)	(1)	0.00%
Maxor National Pharmacy Services, LLC	First lien senior secured term loan	L + 5.25%	9.98%	12/6/2027	1,785	1,768	1,758	0.90%
						3,376	3,299	1.69%

Professional services
Stax Holding Company, LLC (6)(18)	First lien senior secured revolving loan	L + 5.00%	9.73%	10/29/2026	$60	$(1)	$(1)	0.00%
Stax Holding Company, LLC	First lien senior secured term loan	L + 5.00%	9.73%	10/29/2026	817	807	809	0.41%
						806	808	0.41%
Real estate management and development
BBG Intermediate Holdings, Inc. (19)	First lien senior secured revolving loan	S + 6.00%	10.84%	1/8/2026	$233	$—	$1	0.00%
BBG Intermediate Holdings, Inc.	First lien senior secured term loan	S + 6.00%	10.27%	1/8/2026	1,884	1,857	1,867	0.95%
MetaSource, LLC (6)	First lien senior secured delayed draw term loan	S + 6.25%	10.69%	5/17/2027	49	—	—	0.00%
MetaSource, LLC	First lien senior secured revolving loan	S + 6.25%	10.69%	5/17/2027	75	14	14	0.01%
MetaSource, LLC	First lien senior secured term loan	S + 6.25%	10.69%	5/17/2027	936	927	930	0.48%
						2,798	2,812	1.44%
Semiconductors and semiconductor equipment
Altamira Material Solutions, LP (6)	First lien senior secured revolving loan	L + 5.50%	9.84%	9/2/2026	$45	$(1)	$(1)	0.00%
Altamira Material Solutions, LP	First lien senior secured term loan	L + 5.50%	9.84%	9/2/2026	722	710	711	0.36%
						709	710	0.36%
Software
Affinitiv, Inc. (6)	First lien senior secured revolving loan	S + 6.00%	10.41%	8/26/2024	$248	$(2)	$(1)	0.00%
Affinitiv, Inc.	First lien senior secured term loan	S + 6.00%	10.41%	8/26/2024	2,265	2,243	2,255	1.15%
ShiftKey, LLC (6)	First lien senior secured revolving loan	S + 5.75%	10.59%	6/21/2027	110	(1)	(1)	0.00%
ShiftKey, LLC	First lien senior secured term loan	S + 5.75%	10.59%	6/21/2027	3,740	3,705	3,706	1.89%
						5,945	5,959	3.04%
Specialty retail
Dykstra's Auto, LLC	First lien senior secured delayed draw term loan	S + 5.75%	10.39%	10/22/2026	$186	$183	$183	0.09%
Dykstra's Auto, LLC	First lien senior secured revolving loan	P + 4.50%	10.75%	10/22/2026	38	15	15	0.01%
Dykstra's Auto, LLC	First lien senior secured term loan	S + 5.75%	10.59%	10/22/2026	492	482	483	0.25%
Kaizen Auto Care, LLC	First lien senior secured delayed draw term loan	S + 6.00%	10.84%	12/22/2023	225	162	163	0.08%
Kaizen Auto Care, LLC	First lien senior secured delayed draw term loan	S + 6.00%	10.84%	12/22/2023	223	220	220	0.11%
Kaizen Auto Care, LLC	First lien senior secured revolving loan	S + 6.00%	10.84%	12/22/2026	38	29	29	0.01%
Kaizen Auto Care, LLC	First lien senior secured term loan	S + 6.00%	10.84%	12/22/2026	842	828	830	0.42%
Leonard Group, Inc.	First lien senior secured revolving loan	S + 6.00%	10.79%	2/26/2026	234	25	30	0.02%

AG Twin Brook BDC, Inc.
Consolidated Schedule of Investments
As of December 31, 2022
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread	Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Leonard Group, Inc.	First lien senior secured term loan	S + 6.00%	10.84%	2/26/2026	1,718	1,696	1,706	0.87%
Pink Lily Holdings, LLC (6)	First lien senior secured revolving loan	L + 6.50%	10.88%	11/16/2027	63	(1)	(1)	0.00%
Pink Lily Holdings, LLC	First lien senior secured term loan	L + 6.50%	10.88%	11/16/2027	1,357	1,337	1,339	0.68%
Soccer Post Acquisition, LLC	First lien senior secured delayed draw term loan	S + 5.75%	10.91%	6/30/2027	38	35	35	0.02%
Soccer Post Acquisition, LLC	First lien senior secured revolving loan	S + 5.75%	10.59%	6/30/2027	38	22	22	0.01%
Soccer Post Acquisition, LLC	First lien senior secured term loan	S + 5.75%	10.59%	6/30/2027	705	694	695	0.36%
						5,727	5,749	—
Trading companies and distributors
AFC Industries, Inc.	First lien senior secured delayed draw term loan	S + 6.25%	10.80%	4/9/2027	$352	$348	$343	0.18%
AFC Industries, Inc.	First lien senior secured delayed draw term loan	S + 6.25%	10.80%	4/9/2027	234	189	188	0.10%
AFC Industries, Inc. (20)	First lien senior secured revolving loan	S + 6.25%	10.79%	10/9/2026	156	64	62	0.03%
AFC Industries, Inc.	First lien senior secured term loan	S + 6.25%	10.68%	4/9/2027	767	758	748	0.38%
Banner Buyer, LLC	First lien senior secured delayed draw term loan	L + 5.75%	10.13%	10/31/2025	569	565	568	0.29%
Banner Buyer, LLC	First lien senior secured revolving loan	L + 5.75%	10.13%	10/31/2025	370	71	72	0.04%
Banner Buyer, LLC	First lien senior secured term loan	L + 5.75%	10.13%	10/31/2025	1,371	1,358	1,363	0.70%
Empire Equipment Company, LLC	First lien senior secured revolving loan	S + 5.50%	9.80%	1/17/2025	439	215	215	0.11%
Empire Equipment Company, LLC	First lien senior secured term loan	S + 5.50%	9.94%	1/17/2025	1,547	1,530	1,533	0.78%
Montway LLC	First lien senior secured delayed draw term loan	S + 6.25%	11.06%	11/4/2025	675	665	665	0.34%
Montway LLC (6)	First lien senior secured revolving loan	S + 6.25%	11.47%	11/4/2025	150	(2)	(2)	0.00%
Montway LLC	First lien senior secured term loan	S + 6.25%	11.47%	11/4/2025	716	704	705	0.36%
Shearer Supply, LLC	First lien senior secured revolving loan	P + 4.25%	11.75%	9/17/2027	113	81	81	0.04%
Shearer Supply, LLC	First lien senior secured term loan	S + 5.25%	10.09%	9/17/2027	924	909	911	0.47%
Triad Technologies, LLC (6)	First lien senior secured revolving loan	L + 4.75%	9.48%	10/31/2025	314	(3)	(3)	0.00%
Triad Technologies, LLC	First lien senior secured term loan	S + 5.50%	10.23%	10/31/2025	931	921	923	0.47%
						8,373	8,372	4.29%
Water utilities
Diamondback Buyer, LLC (6)	First lien senior secured revolving loan	S + 5.50%	10.38%	7/22/2026	$75	$(1)	$(1)	0.00%
Diamondback Buyer, LLC	First lien senior secured term loan	S + 5.50%	10.17%	7/22/2026	1,201	1,179	1,186	0.61%
						1,178	1,185	0.61%
Total non-controlled/non-affiliated senior secured debt						$180,510	$179,768	91.91%
Non-controlled/non-affiliated sponsor subordinated note
Trading companies and distributors

AG Twin Brook BDC, Inc.
Consolidated Schedule of Investments
As of December 31, 2022
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread	Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Empire Equipment Company, LLC	Sponsor subordinated note	12.50% + 7.00% PIK		7/17/2025		$11	$12	0.01%
Shearer Supply, LLC	Sponsor subordinated note	12.50% + 7.00% PIK		3/17/2028		5	5	0.00%
Total non-controlled/non-affiliated sponsor subordinated note						16	17	0.01%
Total non-controlled/non-affiliated investments						$180,526	$179,785	91.92%

Non-controlled/affiliated investments
Multisector holdings
Twin Brook Equity Holdings, LLC (21) (22)	Equity - 1.90% membership interest					$7,123	10,333	5.28%
Twin Brook Segregated Equity Holdings, LLC (21) (22)	Equity - 2.11% membership interest					14	21	0.01%
Total non-controlled/affiliated investments						$7,137	$10,354	5.29%
Total investments						$187,663	$190,139	97.21%

(1)Unless otherwise indicated, all investments are considered Level 3 investments.
(2)Unless otherwise indicated, all investments represent co-investments made with the Company's affiliates in accordance with the terms of the exemptive relief that the Company received from the U.S. Securities and Exchange Commission. Refer to Note 6 for further information.
(3)Principal/par amount is denominated in U.S. Dollars ("$") unless otherwise noted, Canadian Dollars ("C$").
(4)The amortized cost represents the original cost adjusted for the amortization of discounts and premiums, as applicable, on debt investments using the effective interest method.
(5)Unless otherwise indicated, the interest rate on the principal balance outstanding for all floating rate loans is indexed to the Term Secured Overnight Financing Rate (“Term SOFR” or “S”) and/or an alternate base rate (e.g. prime rate (“P”)), which typically resets semiannually, quarterly, or monthly at the borrower’s option. The applicable base rate may be subject to a floor. The borrower may also elect to have multiple interest reset periods for each loan. For each of these loans, the applicable margin has been provided over Term SOFR based on each respective credit agreement. As of December 31, 2022, the reference rates for the floating rate loans were the Term SOFR of 4.30% and the Prime Rate of 7.50%.
(6)Represents revolvers and delayed draw term loans where the entire balance is unfunded as of December 31, 2022. The negative fair value is a result of the commitment being valued below par. Refer to Note 8 for further information.
(7)Represents investments that the Company has determined are not “qualifying assets” under Section 55(a) of the 1940 Act. Under the 1940 Act, we may not acquire any non-qualifying asset unless, at the time such acquisition is made, qualifying assets represent at least 70% of our total assets. The status of these assets under the 1940 Act is subject to change. The Company monitors the status of these assets on an ongoing basis. As of December 31, 2022, non-qualifying assets represented approximately 5.55% of the total assets of the Company.

AG Twin Brook BDC, Inc.
Consolidated Schedule of Investments
As of December 31, 2022
(Amounts in thousands)
(8)Principal balance includes reserve for letter of credit of $2 on which the borrower pays 6.00%.
(9)Principal balance includes reserve for letter of credit of $16 on which the borrower pays 7.00%.
(10)Principal balance includes reserve for letter of credit of $11 on which the borrower pays 5.50%.
(11)Principal balance includes reserve for letter of credit of $2 on which the borrower pays 6.75%.
(12)Principal balance includes reserve for letter of credit of $10 on which the borrower pays 6.00%.
(13)Principal balance includes reserve for letter of credit of $3 on which the borrower pays 6.25%.
(14)Principal balance includes reserve for letter of credit of $3 on which the borrower pays 7.00%.
(15)Principal balance includes reserve for letter of credit of $3 on which the borrower pays 6.00%.
(16)Principal balance includes reserve for letter of credit of $5 on which the borrower pays 7.50%.
(17)Principal balance includes reserve for letter of credit of $142 on which the borrower pays 0.00%.
(18)Principal balance includes reserve for letter of credit of $1 on which the borrower pays 5.00%.
(19)Principal balance includes reserve for letter of credit of $4 on which the borrower pays 6.00%.
(20)Principal balance includes reserve for letter of credit of $6 on which the borrower pays 6.25%
(21)As a practical expedient, the Company uses net asset value ("NAV") to determine the fair value of this investment. Consistent with FASB guidance under ASC 820, these investments are excluded from the hierarchical levels. This represents an investment in an affiliated fund.
(22)Securities exempt from registration under the Securities Act of 1933 (the “Securities Act”), and may be deemed to be “restricted securities” under the Securities Act. As of December 31, 2022, the aggregate fair value of these securities is $10,354 or 5.29% of the Company's net assets.

AG Twin Brook BDC, Inc.
Consolidated Schedule of Investments
As of December 31, 2022
(Amounts in thousands)
Additional Information
Foreign currency forward contracts

Counterparty	Currency Purchased	Currency Sold	Settlement	Unrealized Appreciation/ (Depreciation)
Wells Fargo Bank, National Association	CAD 48	USD 35	1/23/2023	$—
Wells Fargo Bank, National Association	USD 640	CAD 872	1/23/2023	(4)
Wells Fargo Bank, National Association	USD 921	CAD 1,262	1/23/2023	(11)
Total				$(15)
Currency Abbreviations:
USD - U.S. Dollar
CAD - Canadian Dollar

AG Twin Brook BDC, Inc.
Consolidated Schedule of Investments
As of December 31, 2021
(Amounts in thousands)

Company(1)(2)	Investment	Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Investments
Non-controlled/non-affiliated senior secured debt (5)
Aerospace and defense
Mattco Forge, Inc. (13)	First lien senior secured revolving loan	L + 7.25%	12/6/2024	$506	$(7)	$(24)	(0.01)%
Mattco Forge, Inc. (9)	First lien senior secured term loan	L + 7.25%	12/6/2024	2,190	2,156	2,087	1.13%
					2,149	2,063	1.12%
Auto components
AvCarb, LLC (13)	First lien senior secured delayed draw term loan	L + 6.00%	11/12/2026	$666	$(12)	$(13)	(0.01)%
AvCarb, LLC (8)(13)	First lien senior secured revolving loan	L + 6.00%	11/12/2026	38	(1)	(1)	0.00%
AvCarb, LLC (8)(11)	First lien senior secured term loan	L + 6.00%	11/12/2026	500	490	490	0.27%
Vehicle Accessories, Inc. (13)	First lien senior secured revolving loan	L + 5.50%	11/30/2026	38	—	—	0.00%
Vehicle Accessories, Inc. (8)	First lien senior secured term loan	L + 5.50%	11/30/2026	1,832	1,818	1,818	0.99%
					2,295	2,294	1.25%
Chemicals
AM Buyer, LLC (13)	First lien senior secured revolving loan	L + 6.75%	5/1/2025	$111	$(2)	$(1)	0.00%
AM Buyer, LLC (8)	First lien senior secured term loan	L + 6.75%	5/1/2025	478	470	472	0.26%
Answer Acquisition, LLC (13)	First lien senior secured revolving loan	L + 6.00%	12/30/2026	38	(1)	(1)	0.00%
Answer Acquisition, LLC (8)	First lien senior secured term loan	L + 6.00%	12/30/2026	1,716	1,682	1,682	0.91%
SASE Company, LLC (13)	First lien senior secured revolving loan	L + 6.00%	11/15/2026	38	(1)	(1)	0.00%
SASE Company, LLC (8)	First lien senior secured term loan	L + 6.00%	11/15/2026	233	228	228	0.12%
SASE Company, LLC (8)	First lien senior secured term loan	L + 6.00%	11/15/2026	1,212	1,189	1,188	0.65%
Teel Plastics, LLC (13)	First lien senior secured revolving loan	L + 5.00%	1/24/2025	324	(4)	(4)	0.00%
Teel Plastics, LLC (6)	First lien senior secured term loan	L + 5.00%	1/24/2025	1,814	1,790	1,793	0.97%
USALCO, LLC (6)	First lien senior secured revolving loan	L + 6.00%	10/19/2026	100	7	7	0.00%
USALCO, LLC (8)	First lien senior secured term loan	L + 6.00%	10/19/2027	1,903	1,884	1,885	1.02%
					7,242	7,248	3.94%
Commercial services and supplies
Alliance Environmental Group, LLC (13)	First lien senior secured delayed draw term loan	L + 6.00%	12/30/2023	$75	$(1)	$(1)	0.00%
Alliance Environmental Group, LLC (13)	First lien senior secured revolving loan	L + 6.00%	12/30/2023	38	(1)	(1)	0.00%
Alliance Environmental Group, LLC (8)	First lien senior secured term loan	L + 6.00%	12/30/2027	1,465	1,436	1,436	0.78%
Edko Acquisition, LLC (13)	First lien senior secured revolving loan	L + 5.75%	6/25/2026	38	(1)	(1)	0.00%
Edko Acquisition, LLC (8)	First lien senior secured term loan	L + 5.75%	6/25/2026	1,020	1,001	1,003	0.54%
Green Monster Acquisition, LLC (13)	First lien senior secured revolving loan	L + 5.50%	12/28/2026	38	(1)	(1)	0.00%
Green Monster Acquisition, LLC (6)	First lien senior secured term loan	L + 5.50%	12/28/2026	1,188	1,164	1,164	0.63%
Nimlok Company, LLC (13)(17)	First lien senior secured revolving loan	L + 7.50%	11/27/2024	320	(4)	(7)	0.00%
Nimlok Company, LLC (8)	First lien senior secured term loan	L + 7.50%	11/27/2025	1,926	1,900	1,876	1.02%
Steel City Wash, LLC (8)	First lien senior secured delayed draw term loan	L + 6.00%	12/27/2026	90	89	89	0.05%

AG Twin Brook BDC, Inc.
Consolidated Schedule of Investments
As of December 31, 2021
(Amounts in thousands)

Company(1)(2)	Investment	Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Steel City Wash, LLC (13)	First lien senior secured revolving loan	L + 6.00%	12/27/2026	38	(1)	(1)	0.00%
Steel City Wash, LLC (8)	First lien senior secured term loan	L + 6.00%	12/27/2026	409	401	401	0.22%
					5,982	5,957	3.24%
Construction and engineering
BCI Burke Holding Corp. (13)	First lien senior secured delayed draw term loan	L + 5.75%	12/14/2027	$132	$(2)	$(2)	0.00%
BCI Burke Holding Corp. (7)	First lien senior secured revolving loan	L + 5.75%	12/14/2027	79	14	14	0.01%
BCI Burke Holding Corp. (7)	First lien senior secured term loan	L + 5.75%	12/14/2027	1,785	1,758	1,758	0.95%
CPS HVAC Group, LLC (13)	First lien senior secured delayed draw term loan	L + 6.75%	12/15/2026	150	(3)	(3)	0.00%
CPS HVAC Group, LLC (13)	First lien senior secured revolving loan	L + 6.75%	12/15/2026	38	(1)	(1)	0.00%
CPS HVAC Group, LLC (8)	First lien senior secured term loan	L + 6.75%	12/15/2026	275	269	269	0.15%
Domino Equipment Company, LLC (13)	First lien senior secured revolving loan	L + 6.25%	4/1/2026	79	(1)	(1)	0.00%
Domino Equipment Company, LLC (8)	First lien senior secured term loan	L + 6.25%	4/1/2026	581	571	571	0.31%
					2,605	2,605	1.42%
Containers and packaging
Innovative FlexPak, LLC (8)	First lien senior secured revolving loan	L + 6.00%	1/23/2025	$627	$210	$214	0.12%
Innovative FlexPak, LLC (8)	First lien senior secured term loan	L + 6.00%	1/23/2025	2,668	2,624	2,643	1.44%
Jansy Packaging, LLC (13)	First lien senior secured revolving loan	L + 7.00%	9/30/2022	706	(5)	(15)	(0.01)%
Jansy Packaging, LLC (8)	First lien senior secured term loan	L + 7.00%	9/30/2022	1,090	1,078	1,067	0.58%
MRC Keeler Acquisition, LLC (13)	First lien senior secured delayed draw term loan	L + 5.75%	12/4/2025	150	(2)	(2)	0.00%
MRC Keeler Acquisition, LLC (13)	First lien senior secured revolving loan	L + 5.75%	12/4/2025	150	(2)	(2)	0.00%
MRC Keeler Acquisition, LLC (8)	First lien senior secured term loan	L + 5.75%	12/4/2025	966	951	952	0.52%
Vanguard Packaging, LLC (8)(9)	First lien senior secured revolving loan	L + 5.25%	8/9/2024	535	228	225	0.12%
Vanguard Packaging, LLC (8)	First lien senior secured term loan	L + 5.25%	8/9/2024	1,205	1,195	1,191	0.65%
					6,277	6,273	3.41%
Distributors
RTP Acquisition, LLC (13)	First lien senior secured revolving loan	L + 6.50%	8/17/2026	$38	$(1)	$(1)	0.00%
RTP Acquisition, LLC (8)	First lien senior secured term loan	L + 6.50%	8/17/2026	536	526	527	0.29%
					525	526	0.29%
Diversified consumer services
50Floor, LLC (13)	First lien senior secured revolving loan	L + 5.75%	12/31/2025	$199	$(3)	$(3)	0.00%
50Floor, LLC (8)	First lien senior secured term loan	L + 5.75%	12/31/2026	982	965	967	0.53%
Groundworks Operations, LLC (8)	First lien senior secured delayed draw term loan	L + 5.00%	1/17/2026	2,035	1,821	1,828	0.99%
Groundworks Operations, LLC (13)	First lien senior secured revolving loan	L + 5.00%	1/17/2026	387	(5)	(4)	0.00%
Groundworks Operations, LLC (8)	First lien senior secured term loan	L + 5.00%	1/17/2026	2,504	2,469	2,480	1.35%
Home Brands Group Holdings, Inc. (13)	First lien senior secured revolving loan	L + 5.00%	11/8/2026	48	(1)	(1)	0.00%
Home Brands Group Holdings, Inc. (8)	First lien senior secured term loan	L + 5.00%	11/8/2026	2,094	2,053	2,053	1.12%
ISSA, LLC (8)	First lien senior secured revolving loan	L + 6.00%	3/1/2027	131	63	63	0.03%

AG Twin Brook BDC, Inc.
Consolidated Schedule of Investments
As of December 31, 2021
(Amounts in thousands)

Company(1)(2)	Investment	Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
ISSA, LLC (8)	First lien senior secured term loan	L + 6.00%	3/1/2027	873	858	859	0.47%
Juniper Landscaping Holdings LLC (13)	First lien senior secured delayed draw term loan	L + 6.00%	12/29/2023	88	(2)	(2)	0.00%
Juniper Landscaping Holdings LLC (6)(8)	First lien senior secured revolving loan	L + 6.00%	12/29/2026	44	21	21	0.01%
Juniper Landscaping Holdings LLC (6)(8)	First lien senior secured term loan	L + 6.00%	12/29/2026	1,477	1,452	1,452	0.79%
Kalkomey Enterprises, LLC (13)	First lien senior secured revolving loan	L + 6.50%	4/24/2025	77	(1)	(1)	0.00%
Kalkomey Enterprises, LLC (8)	First lien senior secured term loan	L + 6.50%	4/24/2026	1,060	1,039	1,045	0.57%
NSG Buyer, Inc. (13)	First lien senior secured revolving loan	L + 5.50%	9/30/2024	294	(2)	(1)	0.00%
NSG Buyer, Inc. (6)	First lien senior secured term loan	L + 5.50%	9/30/2025	2,306	2,286	2,292	1.25%
PPW Acquisition, LLC (12)	First lien senior secured revolving loan	P + 5.25%	9/30/2026	38	7	7	0.00%
PPW Acquisition, LLC (8)	First lien senior secured term loan	L + 6.25%	9/30/2026	611	599	600	0.33%
United Land Services Opco Parent, LLC (8)	First lien senior secured delayed draw term loan	L + 6.00%	3/23/2026	1,073	191	192	0.10%
United Land Services Opco Parent, LLC (6)	First lien senior secured revolving loan	L + 6.00%	3/23/2026	131	79	79	0.04%
United Land Services Opco Parent, LLC (8)	First lien senior secured term loan	L + 6.00%	3/23/2026	306	300	301	0.16%
					14,189	14,227	7.73%
Electrical equipment
AEP Passion Intermediate Holdings, Inc. (13)	First lien senior secured delayed draw term loan	L + 5.50%	10/5/2027	$72	$(1)	$(1)	0.00%
AEP Passion Intermediate Holdings, Inc. (6)	First lien senior secured revolving loan	L + 5.50%	10/5/2027	48	28	28	0.02%
AEP Passion Intermediate Holdings, Inc. (6)	First lien senior secured term loan	L + 5.50%	10/5/2027	1,294	1,275	1,278	0.69%
					1,302	1,305	0.71%
Electronic equipment, instruments and components
Advanced Lighting Acquisition, LLC (13)	First lien senior secured revolving loan	L + 7.00%	11/22/2025	$324	$(4)	$(6)	0.00%
Advanced Lighting Acquisition, LLC (6)(8)	First lien senior secured term loan	L + 7.00%	11/22/2025	1,434	1,413	1,408	0.76%
Nelson Name Plate Company (8)	First lien senior secured delayed draw term loan	L + 5.75%	10/18/2026	120	103	103	0.06%
Nelson Name Plate Company (8)	First lien senior secured revolving loan	L + 5.75%	10/18/2026	90	10	10	0.01%
Nelson Name Plate Company (8)	First lien senior secured term loan	L + 5.75%	10/18/2026	776	761	761	0.41%
					2,283	2,276	1.24%
Food and staples retailing
Engelman Baking Co., LLC (8)	First lien senior secured revolving loan	L + 6.75%	2/28/2025	$207	$50	$48	0.03%
Engelman Baking Co., LLC (8)	First lien senior secured term loan	L + 6.75%	2/28/2025	720	705	699	0.38%
Mad Rose Company, LLC (13)(22)	First lien senior secured revolving loan	L + 6.50%	5/7/2026	119	(3)	(2)	0.00%
Mad Rose Company, LLC (6)	First lien senior secured term loan	L + 6.50%	5/7/2026	895	877	879	0.48%
Main Street Gourmet, LLC (13)	First lien senior secured delayed draw term loan	L + 5.25%	11/10/2025	666	(10)	(10)	(0.01)%

AG Twin Brook BDC, Inc.
Consolidated Schedule of Investments
As of December 31, 2021
(Amounts in thousands)

Company(1)(2)	Investment	Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Main Street Gourmet, LLC (13)	First lien senior secured revolving loan	L + 5.25%	11/10/2025	38	(1)	(1)	0.00%
Main Street Gourmet, LLC (8)	First lien senior secured term loan	L + 5.25%	11/10/2025	1,132	1,116	1,116	0.61%
NutriScience Innovations, LLC (13)	First lien senior secured revolving loan	L + 7.00%	4/21/2026	131	(2)	(2)	0.00%
NutriScience Innovations, LLC (8)	First lien senior secured term loan	L + 7.00%	4/21/2026	482	473	474	0.26%
SCP Beverage Buyer, LLC (13)	First lien senior secured revolving loan	L + 6.00%	11/24/2026	38	(1)	(1)	0.00%
SCP Beverage Buyer, LLC (6)	First lien senior secured term loan	L + 6.00%	11/24/2026	416	408	408	0.22%
					3,612	3,608	1.96%
Food products
Icelandirect, LLC (9)(12)	First lien senior secured revolving loan	L + 6.00%	7/30/2026	$38	$14	$14	0.01%
Icelandirect, LLC (8)(9)	First lien senior secured term loan	L + 6.00%	7/30/2026	691	679	680	0.37%
Starwest Botanicals Acquisition, LLC (13)	First lien senior secured revolving loan	L + 5.25%	4/30/2027	174	(3)	(2)	0.00%
Starwest Botanicals Acquisition, LLC (8)	First lien senior secured term loan	L + 5.25%	4/30/2027	815	802	804	0.44%
					1,492	1,496	0.81%
Gas utilities
Hydromax USA, LLC (6)	First lien senior secured delayed draw term loan	L + 6.25%	12/30/2026	$113	$111	$112	0.06%
Hydromax USA, LLC (6)	First lien senior secured revolving loan	L + 6.25%	12/30/2026	228	42	43	0.02%
Hydromax USA, LLC (6)	First lien senior secured term loan	L + 6.25%	12/30/2026	1,247	1,227	1,230	0.67%
					1,380	1,385	0.75%
Health care equipment and supplies
EMSAR Acquisition LLC (6)(8)	First lien senior secured delayed draw term loan	L + 6.50%	3/30/2026	$666	$207	$207	0.11%
EMSAR Acquisition LLC (8)	First lien senior secured revolving loan	L + 6.50%	3/30/2026	134	38	38	0.02%
EMSAR Acquisition LLC (8)	First lien senior secured term loan	L + 6.50%	3/30/2026	645	633	634	0.34%
Reliable Medical Supply LLC (13)	First lien senior secured delayed draw term loan	L + 7.00%	4/8/2025	68	(1)	(1)	0.00%
Reliable Medical Supply LLC (8)	First lien senior secured revolving loan	L + 7.00%	4/8/2025	138	25	26	0.01%
Reliable Medical Supply LLC (8)	First lien senior secured term loan	L + 7.00%	4/8/2025	758	743	747	0.41%
SCA Buyer, LLC (8)	First lien senior secured delayed draw term loan	L + 6.50%	1/20/2026	397	55	58	0.03%
SCA Buyer, LLC (8)	First lien senior secured revolving loan	L + 6.50%	1/20/2026	133	50	51	0.03%
SCA Buyer, LLC (8)	First lien senior secured term loan	L + 6.50%	1/20/2026	764	746	752	0.41%
Spectrum Solutions, LLC (13)	First lien senior secured revolving loan	L + 6.00%	3/5/2026	267	(4)	(4)	0.00%
Spectrum Solutions, LLC (6)	First lien senior secured term loan	L + 6.00%	3/5/2026	689	677	678	0.37%
					3,169	3,186	1.73%
Health care providers and services
Agility Intermediate, Inc. (13)	First lien senior secured delayed draw term loan	L + 6.50%	4/15/2026	$401	$(7)	$(6)	0.00%
Agility Intermediate, Inc. (13)	First lien senior secured revolving loan	L + 6.50%	4/15/2026	134	(2)	(2)	0.00%
Agility Intermediate, Inc. (8)(9)	First lien senior secured term loan	L + 6.50%	4/15/2026	245	240	241	0.13%
Apex Dental Partners, LLC (8)	First lien senior secured delayed draw term loan	L + 6.25%	11/23/2025	449	377	378	0.21%
Apex Dental Partners, LLC (13)	First lien senior secured revolving loan	L + 6.25%	11/23/2025	150	(2)	(2)	0.00%

AG Twin Brook BDC, Inc.
Consolidated Schedule of Investments
As of December 31, 2021
(Amounts in thousands)

Company(1)(2)	Investment	Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Apex Dental Partners, LLC (8)	First lien senior secured term loan	L + 6.25%	11/23/2025	628	618	619	0.34%
ASC Ortho Management, LLC (13)	First lien senior secured delayed draw term loan	L + 6.00%	12/31/2026	360	(7)	(7)	0.00%
ASC Ortho Management, LLC (13)	First lien senior secured revolving loan	L + 6.00%	12/31/2026	38	(1)	(1)	0.00%
ASC Ortho Management, LLC (8)	First lien senior secured term loan	L + 6.00%	12/31/2026	1,201	1,177	1,177	0.64%
ASP Global Acquisition, LLC (8)	First lien senior secured delayed draw term loan	L + 5.50%	1/21/2025	732	674	673	0.37%
ASP Global Acquisition, LLC (13)(15)	First lien senior secured revolving loan	L + 5.50%	1/21/2025	485	(6)	(7)	0.00%
ASP Global Acquisition, LLC (11)	First lien senior secured term loan	L + 5.50%	1/21/2025	2,802	2,760	2,762	1.50%
Beacon Oral Specialists Management LLC (8)	First lien senior secured delayed draw term loan	L + 5.75%	12/14/2025	161	158	159	0.09%
Beacon Oral Specialists Management LLC (8)(9)	First lien senior secured delayed draw term loan	L + 5.75%	12/14/2025	534	527	528	0.29%
Beacon Oral Specialists Management LLC (6)	First lien senior secured revolving loan	L + 5.75%	12/14/2025	150	112	112	0.06%
Beacon Oral Specialists Management LLC (8)	First lien senior secured term loan	L + 5.75%	12/14/2025	954	940	942	0.51%
Behavior Frontiers, LLC (8)(21)	First lien senior secured revolving loan	L + 6.25%	5/21/2026	38	18	16	0.01%
Behavior Frontiers, LLC (8)	First lien senior secured term loan	L + 6.25%	5/21/2026	657	643	604	0.33%
Brightview, LLC (13)	First lien senior secured delayed draw term loan	L + 5.75%	12/14/2026	296	(5)	(3)	0.00%
Brightview, LLC (13)	First lien senior secured revolving loan	L + 5.75%	12/14/2026	62	(1)	(1)	0.00%
Brightview, LLC (8)(9)	First lien senior secured term loan	L + 5.75%	12/14/2026	3,323	3,258	3,287	1.79%
Canadian Orthodontic Partners Corp. (8)(14)	First lien senior secured delayed draw term loan	C + 6.50%	3/19/2026	360	186	188	0.10%
Canadian Orthodontic Partners Corp. (12)(14)	First lien senior secured revolving loan	P + 5.50%	3/19/2026	267	170	174	0.09%
Canadian Orthodontic Partners Corp. (14)	First lien senior secured term loan	C + 6.50%	3/19/2026	226	177	178	0.10%
Canadian Orthodontic Partners Corp. (13)(14)	First lien senior secured revolving loan	C + 6.50%	3/19/2026	107	(2)	(1)	0.00%
Community Care Partners, LLC (6)	First lien senior secured delayed draw term loan	L + 5.25%	8/11/2025	225	90	90	0.05%
Community Care Partners, LLC (13)	First lien senior secured revolving loan	L + 5.25%	8/11/2025	38	(1)	(1)	0.00%
Community Care Partners, LLC (6)	First lien senior secured term loan	L + 5.25%	8/11/2025	656	645	646	0.35%
Dermatology Medical Partners OpCo, LLC (8)	First lien senior secured delayed draw term loan	L + 6.50%	10/29/2026	98	(1)	(1)	0.00%
Dermatology Medical Partners OpCo, LLC (13)	First lien senior secured revolving loan	L + 6.50%	10/29/2026	38	(1)	(1)	0.00%
Dermatology Medical Partners OpCo, LLC (8)	First lien senior secured term loan	L + 6.50%	10/29/2026	324	318	318	0.17%
Varsity DuvaSawko Operating Corp. (13)	First lien senior secured revolving loan	L + 6.25%	11/27/2024	474	(5)	(5)	0.00%
Varsity DuvaSawko Operating Corp. (8)	First lien senior secured term loan	L + 6.25%	11/27/2024	2,676	2,643	2,650	1.44%
EH Management Company, LLC (13)	First lien senior secured revolving loan	L + 6.00%	7/15/2026	38	(1)	(1)	0.00%
EH Management Company, LLC (8)	First lien senior secured term loan	L + 6.00%	7/15/2026	426	418	419	0.23%

AG Twin Brook BDC, Inc.
Consolidated Schedule of Investments
As of December 31, 2021
(Amounts in thousands)

Company(1)(2)	Investment	Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Geriatric Medical and Surgical Supply, LLC (13)	First lien senior secured revolving loan	L + 6.00%	12/21/2025	300	(5)	(4)	0.00%
Geriatric Medical and Surgical Supply, LLC (8)	First lien senior secured term loan	L + 6.00%	12/21/2025	1,027	1,010	1,011	0.55%
Golden Bear PT Partners, LLC (8)	First lien senior secured delayed draw term loan	L + 6.25%	10/22/2026	382	143	143	0.08%
Golden Bear PT Partners, LLC (8)	First lien senior secured revolving loan	L + 6.25%	10/22/2026	38	1	1	0.00%
Golden Bear PT Partners, LLC (8)	First lien senior secured term loan	L + 6.25%	10/22/2026	1,500	1,471	1,471	0.80%
Guardian Dentistry Practice Management, LLC (13)	First lien senior secured delayed draw term loan	L + 5.75%	12/14/2023	68	(1)	(1)	0.00%
Guardian Dentistry Practice Management, LLC (8)	First lien senior secured delayed draw term loan	L + 5.75%	8/20/2026	323	317	318	0.17%
Guardian Dentistry Practice Management, LLC (13)	First lien senior secured revolving loan	L + 5.75%	12/14/2023	23	—	—	0.00%
Guardian Dentistry Practice Management, LLC (8)	First lien senior secured term loan	L + 5.75%	8/20/2026	526	517	518	0.28%
Network Partners Acquisition, LLC (13)	First lien senior secured delayed draw term loan	L + 6.50%	12/30/2026	113	(2)	(2)	0.00%
Network Partners Acquisition, LLC (13)	First lien senior secured revolving loan	L + 6.50%	12/30/2026	38	(1)	(1)	0.00%
Network Partners Acquisition, LLC (8)	First lien senior secured term loan	L + 6.50%	12/30/2026	396	388	388	0.21%
Novum Orthopedic Partners Management, LLC (13)	First lien senior secured delayed draw term loan	L + 5.75%	12/29/2027	298	(4)	(4)	0.00%
Novum Orthopedic Partners Management, LLC (13)	First lien senior secured revolving loan	L + 5.75%	12/29/2026	75	(1)	(1)	0.00%
Novum Orthopedic Partners Management, LLC (8)	First lien senior secured term loan	L + 5.75%	12/29/2027	2,176	2,132	2,132	1.16%
Peak Dental Services, LLC (8)	First lien senior secured delayed draw term loan	L + 6.00%	12/31/2025	529	477	478	0.26%
Peak Dental Services, LLC (8)	First lien senior secured revolving loan	L + 6.00%	12/31/2025	133	24	25	0.01%
Peak Dental Services, LLC (8)	First lien senior secured term loan	L + 6.00%	12/31/2025	545	535	536	0.29%
Peak Investment Holdings, LLC (8)	First lien senior secured delayed draw term loan	L + 6.50%	12/6/2024	603	10	1	0.00%
Peak Investment Holdings, LLC (13)	First lien senior secured revolving loan	L + 6.50%	12/6/2024	324	(4)	(9)	0.00%
Peak Investment Holdings, LLC (8)	First lien senior secured term loan	L + 6.50%	12/6/2024	1,301	1,283	1,264	0.69%
Pentec Acquisition Corp. (13)	First lien senior secured revolving loan	L + 6.00%	10/8/2026	75	(1)	(1)	0.00%
Pentec Acquisition Corp. (8)	First lien senior secured term loan	L + 6.00%	10/8/2026	1,006	987	996	0.54%
Revival Animal Health, LLC (13)	First lien senior secured revolving loan	L + 6.50%	4/6/2026	131	(2)	(2)	0.00%
Revival Animal Health, LLC (8)(12)	First lien senior secured term loan	L + 6.50%	4/6/2026	985	966	969	0.53%
RQM Buyer, Inc. (13)	First lien senior secured delayed draw term loan	L + 5.75%	8/12/2026	84	(2)	(1)	0.00%
RQM Buyer, Inc. (9)(13)	First lien senior secured revolving loan	L + 5.75%	8/12/2026	150	(3)	(1)	0.00%
RQM Buyer, Inc. (9)	First lien senior secured term loan	L + 5.75%	8/12/2026	1,162	1,140	1,151	0.63%
SAMGI Buyer, Inc. (13)	First lien senior secured revolving loan	L + 6.00%	4/14/2025	138	(3)	(2)	0.00%
SAMGI Buyer, Inc. (8)	First lien senior secured term loan	L + 6.00%	4/14/2025	1,164	1,142	1,146	0.62%
SCP ENT and Allergy Services, LLC (13)	First lien senior secured delayed draw term loan	L + 5.50%	12/15/2023	150	(2)	(2)	0.00%

AG Twin Brook BDC, Inc.
Consolidated Schedule of Investments
As of December 31, 2021
(Amounts in thousands)

Company(1)(2)	Investment	Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
SCP ENT and Allergy Services, LLC (8)	First lien senior secured delayed draw term loan	L + 5.50%	9/25/2025	1,171	546	555	0.30%
SCP ENT and Allergy Services, LLC (13)	First lien senior secured revolving loan	L + 5.50%	12/15/2023	218	(5)	(3)	0.00%
SCP ENT and Allergy Services, LLC (8)	First lien senior secured term loan	L + 5.50%	9/25/2025	1,568	1,535	1,543	0.84%
Signature Dental Partners LLC (6)(8)	First lien senior secured delayed draw term loan	L + 6.00%	10/29/2026	180	35	35	0.02%
Signature Dental Partners LLC (13)	First lien senior secured revolving loan	L + 6.00%	10/29/2026	38	(1)	(1)	0.00%
Signature Dental Partners LLC (8)	First lien senior secured term loan	L + 6.00%	10/29/2026	870	853	853	0.46%
Silver Falls MSO, LLC (8)	First lien senior secured revolving loan	L + 6.25%	8/30/2024	235	138	135	0.07%
Silver Falls MSO, LLC (8)	First lien senior secured term loan	L + 6.25%	8/30/2024	1,304	1,286	1,272	0.69%
SimiTree Acquisition LLC (8)	First lien senior secured delayed draw term loan	L + 5.25%	5/17/2026	888	528	529	0.29%
SimiTree Acquisition LLC (13)	First lien senior secured revolving loan	L + 5.25%	5/17/2026	178	(3)	(3)	0.00%
SimiTree Acquisition LLC (8)	First lien senior secured term loan	L + 5.25%	5/17/2026	1,151	1,131	1,132	0.61%
Southeast Primary Care Partners, LLC (6)	First lien senior secured delayed draw term loan	L + 6.25%	12/30/2025	300	54	54	0.03%
Southeast Primary Care Partners, LLC (6)	First lien senior secured revolving loan	L + 6.25%	12/30/2025	225	26	26	0.01%
Southeast Primary Care Partners, LLC (6)	First lien senior secured term loan	L + 6.25%	12/30/2025	725	710	711	0.39%
Southern Orthodontic Partners Management, LLC (8)	First lien senior secured delayed draw term loan	L + 5.75%	1/27/2026	904	883	887	0.48%
Southern Orthodontic Partners Management, LLC (13)	First lien senior secured delayed draw term loan	L + 5.75%	12/17/2023	75	(1)	(1)	0.00%
Southern Orthodontic Partners Management, LLC (8)	First lien senior secured revolving loan	L + 5.75%	1/27/2026	134	38	39	0.02%
Southern Orthodontic Partners Management, LLC (8)	First lien senior secured term loan	L + 5.75%	1/27/2026	1,021	1,001	1,003	0.54%
Vital Care Buyer, LLC (13)	First lien senior secured revolving loan	L + 5.50%	10/19/2025	580	(8)	(7)	0.00%
Vital Care Buyer, LLC (8)	First lien senior secured term loan	L + 5.50%	10/19/2025	916	903	905	0.49%
Western Veterinary Partners, LLC (6)(8)	First lien senior secured delayed draw term loan	L + 5.25%	10/29/2026	334	204	206	0.11%
Western Veterinary Partners, LLC (13)	First lien senior secured revolving loan	L + 5.25%	10/29/2026	24	—	—	0.00%
Western Veterinary Partners, LLC (8)	First lien senior secured term loan	L + 5.25%	10/29/2026	759	745	748	0.41%
					39,217	39,257	21.32%
Health care technology
Millennia Patient Services, LLC (13)	First lien senior secured delayed draw term loan	L + 6.50%	3/8/2026	$267	$(4)	$(4)	0.00%
Millennia Patient Services, LLC (13)	First lien senior secured revolving loan	L + 6.50%	3/8/2026	134	(2)	(2)	0.00%
Millennia Patient Services, LLC (8)	First lien senior secured term loan	L + 6.50%	3/8/2026	1,000	983	985	0.54%
Spear Education, LLC (13)	First lien senior secured delayed draw term loan	L + 5.00%	2/26/2025	474	(3)	(8)	0.00%
Spear Education, LLC (13)	First lien senior secured revolving loan	L + 5.00%	2/26/2025	414	(3)	(7)	0.00%
Spear Education, LLC (9)	First lien senior secured term loan	L + 5.00%	2/26/2025	862	856	848	0.46%
					1,827	1,812	0.98%
Household durables
Storm Smart Buyer LLC (13)	First lien senior secured revolving loan	L + 6.00%	4/5/2026	$131	$(2)	$(2)	0.00%

AG Twin Brook BDC, Inc.
Consolidated Schedule of Investments
As of December 31, 2021
(Amounts in thousands)

Company(1)(2)	Investment	Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Storm Smart Buyer LLC (9)	First lien senior secured term loan	L + 6.00%	4/5/2026	917	901	903	0.49%
Trademark Global, LLC (13)	First lien senior secured delayed draw term loan	L + 6.00%	7/30/2024	61	—	—	0.00%
Trademark Global, LLC (6)	First lien senior secured revolving loan	L + 6.00%	7/30/2024	113	85	85	0.05%
Trademark Global, LLC (6)	First lien senior secured term loan	L + 6.00%	7/30/2024	1,834	1,826	1,829	0.99%
					2,810	2,815	1.53%
Internet and direct marketing retail
Aquatic Sales Solutions, LLC (8)	First lien senior secured revolving loan	L + 5.50%	12/18/2025	$188	$67	$68	0.04%
Aquatic Sales Solutions, LLC (8)	First lien senior secured term loan	L + 5.50%	12/18/2025	2,541	2,495	2,503	1.36%
DealerOn Inc. (13)	First lien senior secured revolving loan	L + 5.50%	11/19/2024	314	(4)	(3)	0.00%
DealerOn Inc. (8)(9)	First lien senior secured term loan	L + 5.50%	11/19/2024	1,615	1,591	1,601	0.87%
					4,149	4,169	2.26%
IT services
Data Source Intermediate Holdings, LLC (13)	First lien senior secured revolving loan	L + 5.50%	2/11/2025	$123	$(2)	$(1)	0.00%
Data Source Intermediate Holdings, LLC (8)(9)	First lien senior secured term loan	L + 5.50%	2/11/2025	824	813	815	0.44%
E-Phoenix Acquisition Co. Inc. (13)	First lien senior secured revolving loan	L + 5.75%	6/23/2027	75	(1)	(1)	0.00%
E-Phoenix Acquisition Co. Inc. (8)	First lien senior secured term loan	L + 5.75%	6/23/2027	1,445	1,428	1,431	0.78%
FreshAddress, LLC (13)	First lien senior secured revolving loan	L + 5.50%	10/5/2025	30	—	—	0.00%
FreshAddress, LLC (8)	First lien senior secured term loan	L + 5.50%	10/5/2025	1,706	1,682	1,685	0.92%
Library Associates, LLC (13)	First lien senior secured revolving loan	L + 7.00%	8/13/2023	84	(1)	(1)	0.00%
Library Associates, LLC (8)	First lien senior secured term loan	L + 7.00%	8/13/2023	258	254	254	0.14%
P&R Dental Strategies, LLC (13)	First lien senior secured revolving loan	L + 6.50%	12/22/2026	23	—	—	0.00%
P&R Dental Strategies, LLC (8)	First lien senior secured term loan	L + 6.50%	12/22/2026	660	647	647	0.35%
The Stratix Corporation (13)	First lien senior secured delayed draw term loan	L + 6.00%	11/19/2027	75	(1)	(1)	0.00%
The Stratix Corporation (13)	First lien senior secured revolving loan	L + 6.00%	11/19/2027	75	(1)	(1)	0.00%
The Stratix Corporation (8)(9)	First lien senior secured term loan	L + 6.00%	11/19/2027	1,166	1,142	1,142	0.62%
					5,960	5,969	3.24%
Leisure equipment and products
MacNeill Pride Group Corp. (8)	First lien senior secured delayed draw term loan	L + 6.25%	4/22/2026	$392	$389	$390	0.21%
MacNeill Pride Group Corp. (8)	First lien senior secured revolving loan	L + 6.25%	4/22/2026	262	207	208	0.11%
MacNeill Pride Group Corp. (8)	First lien senior secured term loan	L + 6.25%	4/22/2026	876	868	870	0.47%
Performance PowerSports Group Purchaser, Inc. (7)	First lien senior secured revolving loan	L + 5.75%	10/8/2026	56	48	48	0.03%
Performance PowerSports Group Purchaser, Inc. (8)	First lien senior secured term loan	L + 5.75%	10/8/2026	1,490	1,461	1,463	0.79%
					2,973	2,979	1.62%
Leisure products

AG Twin Brook BDC, Inc.
Consolidated Schedule of Investments
As of December 31, 2021
(Amounts in thousands)

Company(1)(2)	Investment	Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Motis Brands, Inc. (9)	First lien senior secured delayed draw term loan	L + 5.50%	8/31/2026	$79	$77	$77	0.04%
Motis Brands, Inc. (8)	First lien senior secured revolving loan	L + 5.50%	8/31/2026	56	41	41	0.02%
Motis Brands, Inc. (8)	First lien senior secured term loan	L + 5.50%	8/31/2026	662	650	651	0.35%
					768	769	0.42%
Life sciences tools and services
Aptitude Health Holdings, LLC (8)	First lien senior secured revolving loan	L + 5.25%	5/3/2026	$267	$22	$22	0.01%
Aptitude Health Holdings, LLC (8)	First lien senior secured term loan	L + 5.25%	5/3/2026	1,114	1,094	1,096	0.60%
					1,116	1,118	0.61%
Machinery
Abrasive Technology Intermediate, LLC (13)	First lien senior secured revolving loan	L + 5.75%	4/30/2026	$173	$(3)	$(3)	0.00%
Abrasive Technology Intermediate, LLC (9)	First lien senior secured term loan	L + 5.75%	4/30/2026	945	928	929	0.50%
DNS IMI Acquisition Corp (13)	First lien senior secured delayed draw term loan	L + 5.50%	11/23/2026	75	(1)	(1)	0.00%
DNS IMI Acquisition Corp (6)	First lien senior secured revolving loan	L + 5.50%	11/23/2026	18	2	2	0.00%
DNS IMI Acquisition Corp (12)	First lien senior secured revolving loan	P + 4.50%	11/23/2026	38	5	5	0.00%
DNS IMI Acquisition Corp (8)	First lien senior secured term loan	L + 5.50%	11/23/2026	1,665	1,632	1,632	0.89%
Industrial Dynamics Company, Ltd. (13)(16)	First lien senior secured revolving loan	L + 6.00%	8/20/2024	141	(2)	(2)	0.00%
Industrial Dynamics Company, Ltd. (8)	First lien senior secured term loan	L + 6.00%	8/20/2024	894	882	880	0.48%
					3,443	3,442	1.87%
Media
ALM Media, LLC (13)(18)	First lien senior secured revolving loan	L + 7.00%	11/25/2024	$971	$(13)	$(15)	(0.01)%
ALM Media, LLC (8)	First lien senior secured term loan	L + 7.00%	11/25/2024	2,616	2,576	2,575	1.40%
Exclusive Concepts, LLC (13)	First lien senior secured delayed draw term loan	L + 6.00%	12/9/2026	225	(4)	(4)	0.00%
Exclusive Concepts, LLC (13)	First lien senior secured revolving loan	L + 6.00%	12/9/2026	23	—	—	0.00%
Exclusive Concepts, LLC (8)	First lien senior secured term loan	L + 6.00%	12/9/2026	633	620	620	0.34%
Infolinks Media Buyco, LLC (13)	First lien senior secured delayed draw term loan	L + 6.00%	11/1/2026	39	—	—	0.00%
Infolinks Media Buyco, LLC (13)	First lien senior secured revolving loan	L + 6.00%	11/1/2026	38	(1)	(1)	0.00%
Infolinks Media Buyco, LLC (8)	First lien senior secured term loan	L + 6.00%	11/1/2026	1,164	1,141	1,141	0.62%
The Channel Company, LLC (13)	First lien senior secured revolving loan	L + 5.25%	11/1/2027	62	(1)	(1)	0.00%
The Channel Company, LLC (8)	First lien senior secured term loan	L + 5.25%	11/1/2027	1,547	1,521	1,521	0.83%
					5,839	5,836	3.17%
Metals and mining
Copperweld Group, Inc. (8)	First lien senior secured revolving loan	L + 5.50%	9/27/2024	$456	$252	$252	0.14%
Copperweld Group, Inc. (8)	First lien senior secured term loan	L + 5.50%	9/27/2024	2,157	2,124	2,126	1.15%
					2,376	2,378	1.29%
Personal products

AG Twin Brook BDC, Inc.
Consolidated Schedule of Investments
As of December 31, 2021
(Amounts in thousands)

Company(1)(2)	Investment	Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Cosmetic Solutions, LLC (13)	First lien senior secured delayed draw term loan	L + 5.75%	10/17/2025	$366	$(5)	$(4)	0.00%
Cosmetic Solutions, LLC (13)	First lien senior secured revolving loan	L + 5.75%	10/17/2025	344	(5)	(4)	0.00%
Cosmetic Solutions, LLC (8)	First lien senior secured term loan	L + 5.75%	10/17/2025	2,775	2,733	2,743	1.49%
					2,723	2,735	1.49%
Pharmaceuticals
Bio Agri Mix Holdings Inc. (13)(14)	First lien senior secured revolving loan	C + 6.50%	7/23/2026	$75	$(1)	$(1)	0.00%
Bio Agri Mix Holdings Inc. (13)(14)	First lien senior secured revolving loan	C + 6.50%	7/23/2026	30	(1)	—	0.00%
Bio Agri Mix Holdings Inc. (14)	First lien senior secured term loan	C + 6.50%	7/23/2026	1,257	981	978	0.53%
Formulated Buyer, LLC (8)	First lien senior secured delayed draw term loan	L + 5.25%	9/22/2026	300	24	24	0.01%
Formulated Buyer, LLC (8)(9)	First lien senior secured revolving loan	L + 5.25%	9/22/2026	188	64	64	0.03%
Formulated Buyer, LLC (8)(9)	First lien senior secured term loan	L + 5.25%	9/22/2026	465	456	457	0.25%
Maxor National Pharmacy Services, LLC (8)	First lien senior secured term loan	L + 5.50%	12/6/2027	472	463	463	0.25%
Maxor National Pharmacy Services, LLC (13)	First lien senior secured revolving loan	L + 5.50%	12/6/2027	84	(2)	(2)	0.00%
Maxor National Pharmacy Services, LLC (8)	First lien senior secured term loan	L + 5.50%	12/6/2027	1,334	1,308	1,308	0.71%
					3,292	3,291	1.79%
Professional services
Stax Holding Company, LLC (8)(13)	First lien senior secured revolving loan	L + 5.25%	10/29/2026	$60	$(1)	$(1)	0.00%
Stax Holding Company, LLC (8)	First lien senior secured term loan	L + 5.25%	10/29/2026	825	813	813	0.44%
					812	812	0.44%
Real estate management and development
BBG Intermediate Holdings, Inc. (11)(13)	First lien senior secured revolving loan	L + 6.50%	1/8/2026	$233	$(4)	$(3)	0.00%
BBG Intermediate Holdings, Inc. (8)	First lien senior secured term loan	L + 6.50%	1/8/2026	1,667	1,635	1,642	0.89%
					1,631	1,639	0.89%
Semiconductors and semiconductor equipment
Altamira Material Solutions, LP (12)(13)	First lien senior secured revolving loan	P + 4.50%	9/2/2026	$45	$(1)	$(1)	0.00%
Altamira Material Solutions, LP (8)(7)	First lien senior secured term loan	L + 5.50%	9/2/2026	729	715	716	0.39%
					714	715	0.39%
Software
Affinitiv, Inc. (13)	First lien senior secured revolving loan	L + 6.50%	8/26/2024	$248	$(2)	$(2)	0.00%
Affinitiv, Inc. (8)	First lien senior secured term loan	L + 6.50%	8/26/2024	2,322	2,296	2,305	1.25%
ShiftKey, LLC (8)	First lien senior secured revolving loan	L + 6.00%	3/17/2026	120	59	59	0.03%
ShiftKey, LLC (12)	First lien senior secured revolving loan	P + 5.00%	3/17/2026	120	59	59	0.03%
ShiftKey, LLC (8)	First lien senior secured term loan	L + 6.00%	3/17/2026	936	923	924	0.50%
					3,335	3,345	1.82%
Specialty retail

AG Twin Brook BDC, Inc.
Consolidated Schedule of Investments
As of December 31, 2021
(Amounts in thousands)

Company(1)(2)	Investment	Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Dykstra's Auto, LLC (8)	First lien senior secured delayed draw term loan	L+ 5.25%	10/22/2026	$188	$70	$70	0.04%
Dykstra's Auto, LLC (12)	First lien senior secured revolving loan	P + 4.25%	10/22/2026	38	22	22	0.01%
Dykstra's Auto, LLC (8)	First lien senior secured term loan	L+ 5.25%	10/22/2026	497	487	487	0.26%
Kaizen Auto Care, LLC (8)	First lien senior secured delayed draw term loan	L + 6.00%	12/22/2023	225	43	43	0.02%
Kaizen Auto Care, LLC (12)	First lien senior secured revolving loan	P + 5.00%	12/22/2026	38	11	11	0.01%
Kaizen Auto Care, LLC (8)	First lien senior secured term loan	L + 6.00%	12/22/2023	780	766	765	0.42%
Leonard Group, Inc. (13)	First lien senior secured revolving loan	L + 6.00%	2/26/2026	197	(3)	(3)	0.00%
Leonard Group, Inc. (10)	First lien senior secured term loan	L + 6.00%	2/26/2026	1,256	1,234	1,236	0.67%
Pink Lily Holdings, LLC (8)	First lien senior secured revolving loan	L + 6.50%	11/16/2027	63	16	16	0.01%
Pink Lily Holdings, LLC (8)	First lien senior secured term loan	L + 6.50%	11/16/2027	1,371	1,347	1,347	0.73%
					3,993	3,994	2.17%
Textiles, apparel and luxury goods
Lakeshirts LLC (8)	First lien senior secured revolving loan	L + 4.75%	12/23/2024	$398	$314	$314	0.17%
Lakeshirts LLC (8)	First lien senior secured term loan	L + 4.75%	12/23/2024	1,566	1,548	1,543	0.84%
					1,862	1,857	1.01%
Trading companies and distributors
AFC Industries, Inc. (9)	First lien senior secured delayed draw term loan	L + 6.25%	12/20/2023	$129	$7	$7	0.00%
AFC Industries, Inc. (8)(9)	First lien senior secured delayed draw term loan	L + 6.25%	4/9/2027	355	350	351	0.19%
AFC Industries, Inc. (8)(20)	First lien senior secured revolving loan	L + 6.25%	10/9/2026	7	1	1	0.00%
AFC Industries, Inc. (12)(20)	First lien senior secured revolving loan	P + 5.25%	10/9/2026	124	25	25	0.01%
AFC Industries, Inc. (8)(9)	First lien senior secured term loan	L + 6.25%	4/9/2027	748	738	740	0.40%
Banner Buyer, LLC (6)	First lien senior secured delayed draw term loan	L + 5.75%	10/31/2025	1,043	564	569	0.31%
Banner Buyer, LLC (13)	First lien senior secured revolving loan	L + 5.75%	10/31/2025	370	(4)	(3)	0.00%
Banner Buyer, LLC (6)	First lien senior secured term loan	L + 5.75%	10/31/2025	1,385	1,368	1,374	0.75%
Empire Equipment Company, LLC (13)	First lien senior secured delayed draw term loan	L + 5.50%	1/17/2025	941	(13)	(20)	(0.01)%
Empire Equipment Company, LLC (9)	First lien senior secured revolving loan	L + 5.50%	1/17/2025	439	119	116	0.06%
Empire Equipment Company, LLC (8)	First lien senior secured term loan	L + 5.50%	1/17/2025	1,291	1,271	1,264	0.69%
Montway LLC (13)	First lien senior secured delayed draw term loan	L + 6.25%	11/4/2025	675	(12)	(11)	(0.01)%
Montway LLC (13)	First lien senior secured revolving loan	L + 6.25%	11/4/2025	150	(3)	(2)	0.00%
Montway LLC (8)	First lien senior secured term loan	L + 6.25%	11/4/2025	723	710	711	0.39%
Shearer Supply, LLC (12)	First lien senior secured revolving loan	P + 4.50%	9/17/2027	113	39	39	0.02%
Shearer Supply, LLC (8)	First lien senior secured term loan	L + 5.50%	9/17/2027	807	791	793	0.43%
Triad Technologies, LLC (13)	First lien senior secured revolving loan	L + 4.75%	10/31/2025	314	(4)	(3)	0.00%
Triad Technologies, LLC (8)(9)	First lien senior secured term loan	L + 4.75%	10/31/2025	941	928	932	0.51%
					6,875	6,883	3.74%
Water utilities
Diamondback Buyer, LLC (13)	First lien senior secured revolving loan	L + 5.50%	7/22/2026	$75	$(1)	$(1)	0.00%

AG Twin Brook BDC, Inc.
Consolidated Schedule of Investments
As of December 31, 2021
(Amounts in thousands)

Company(1)(2)	Investment	Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Diamondback Buyer, LLC (9)	First lien senior secured term loan	L + 5.50%	7/22/2026	855	838	842	0.46%
					837	841	0.46%
Total non-controlled/non-affiliated senior secured debt					$151,054	$151,105	82.08%
Non-controlled/non-affiliated sponsor subordinated note
Trading companies and distributors
Empire Equipment Company, LLC	Sponsor subordinated note	12.50% + 7.00% PIK	7/17/2025		$11	$11	0.01%
Shearer Supply, LLC	Sponsor subordinated note	12.50% + 7.00% PIK	3/17/2028		5	5	0.00%
Total non-controlled/non-affiliated sponsor subordinated note					16	16	0.01%
Total non-controlled/non-affiliated investments					$151,070	$151,121	82.09%

Non-controlled/affiliated investments
Multisector holdings
Twin Brook Equity Holdings, LLC (23)	Equity - 2.09% membership interest				$6,196	$7,972	4.33%
Twin Brook Segregated Equity Holdings, LLC (23)	Equity - 2.11% membership interest				14	14	0.01%
Total non-controlled/affiliated investments					6,210	7,986	4.34%
Total investments					$157,280	$159,107	86.43%

(1)Unless otherwise indicated, all investments are considered Level 3 investments.
(2)Unless otherwise indicated, all investments represent co-investments made with the Company’s affiliates in accordance with the terms of the exemptive relief that the Company received from the U.S. Securities and Exchange Commission. Refer to Note 6 for further information.
(3)Principal/par amount is denominated in U.S. Dollar (“$”) unless otherwise noted, Canadian Dollars (“C$”).
(4)The amortized cost represents the original cost adjusted for the amortization of discounts and premiums, as applicable, on debt investments using the effective interest method.
(5)Unless otherwise indicated, the interest rate on the principal balance outstanding for all floating rate loans is indexed to LIBOR and/or an alternate base rate (e.g. prime rate), which typically resets semiannually, quarterly, or monthly at the borrower’s option. The applicable base rate may be subject to a floor. The borrower may also elect to have multiple interest reset periods for each loan. For each of these loans, we have provided the applicable margin over LIBOR based on each respective credit agreement.
(6)The interest rate on these loans is subject to 1 month LIBOR, which as of December 31, 2021 was 0.10%.
(7)The interest rate on these loans is subject to 2 month LIBOR, which as of December 31, 2021 was 0.15%.

AG Twin Brook BDC, Inc.
Consolidated Schedule of Investments
As of December 31, 2021
(Amounts in thousands)
(8)The interest rate on these loans is subject to 3 month LIBOR, which as of December 31, 2021 was 0.21%.
(9)The interest rate on these loans is subject to 6 month LIBOR, which as of December 31, 2021 was 0.34%.
(10)The interest rate on these loans is subject to 12 month LIBOR, which as of December 31, 2021 was 0.58%.
(11)The interest rate on these loans is subject to 3 month CDOR, which as of December 31, 2021 was 0.52%.
(12)The interest rate on these loans is subject to the Prime Rate, which as of December 31, 2021 was 3.25%.
(13)Represents revolvers and delayed draw term loans where the entire balance is unfunded as of December 31, 2021. The negative fair value is a result of the commitment being valued below par. Refer to Note 8 for further information.
(14)Represents investments that the Company has determined are not “qualifying assets” under Section 55(a) of the 1940 Act. Under the 1940 Act, we may not acquire any non-qualifying asset unless, at the time such acquisition is made, qualifying assets represent at least 70% of our total assets. The status of these assets under the 1940 Act is subject to change. The Company monitors the status of these assets on an ongoing basis. As of December 31, 2021, non-qualifying assets represented approximately 3.37% of the total assets of the Company.
(15)Principal balance includes reserve for letter of credit of $2,834 on which the borrower pays 5.50%.
(16)Principal balance includes reserve for letter of credit of $12,928 on which the borrower pays 6.00%.
(17)Principal balance includes reserve for letter of credit of $10,663 on which the borrower pays 7.50%.
(18)Principal balance includes reserve for letter of credit of $141,677 on which the borrower pays 0.00%.
(19)Principal balance includes reserve for letter of credit of $3,516 on which the borrower pays 6.50%.
(20)Principal balance includes reserve for letter of credit of$4,978 on which the borrower pays 6.25%.
(21)Principal balance includes reserve for letter of credit of $5,410 on which the borrower pays 6.25%.
(22)Principal balance includes reserve for letter of credit of $2,851 on which the borrower pays 6.50%.
(23)As a practical expedient, the Company uses net asset value (“NAV”) to determine the fair value of this investment. Consistent with FASB guidance under ASC 820, these investments are excluded from the hierarchical levels. This represents an investment in an affiliated fund.

AG Twin Brook BDC, Inc.
Consolidated Schedule of Investments
As of December 31, 2021
(Amounts in thousands)

Foreign currency forward contracts

Counterparty	Currency Purchased	Currency Sold	Settlement	Unrealized Appreciation/ (Depreciation)
Wells Fargo Bank, National Association	USD 410	CAD 505	6/27/2022	$11
Wells Fargo Bank, National Association	USD 65	CAD 80	6/27/2022	2
Wells Fargo Bank, National Association	USD 73	CAD 93	1/18/2022	(1)
Wells Fargo Bank, National Association	USD 99	CAD 128	1/18/2022	(2)
Wells Fargo Bank, National Association	USD 1,112	CAD 1,375	10/21/2022	26
Wells Fargo Bank, National Association	USD 49	CAD 39	10/21/2022	—
Total				$36

Currency Abbreviations:
USD - U.S. Dollar
CAD - Canadian Dollar

AG Twin Brook BDC, Inc.
Notes to Consolidated Financial Statements

Note 1.  Organization
AG Twin Brook BDC, Inc. (the “Company”), formerly known as 1889 BDC, Inc., is a Delaware corporation which was formed on February 4, 2016.  The Company has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”).  In addition, for tax purposes, the Company has elected to be treated as a Regulated Investment Company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”).  The Company seeks to provide risk-adjusted returns and current income to investors by investing primarily in senior secured debt of middle market companies.  The Company may also invest opportunistically in other parts of the capital structure, including senior secured stretch and unitranche facilities, second lien loans, mezzanine and mezzanine-related loans, and equity investments, as well as select other subordinated instruments either directly or through acquisitions in the secondary market.
AG Twin Brook Manager, LLC (the “Advisor”), a wholly-owned subsidiary of Angelo, Gordon & Co., L.P. (“Angelo Gordon”), serves as the investment adviser of the Company.  The Advisor is registered as an investment adviser with the U.S. Securities and Exchange Commission (the “SEC”) under the Investment Advisers Act of 1940.
Twin Brook Capital Partners, LLC (“TBCP”) is an affiliate of Angelo Gordon and provides collateral agent, administrative and other services with respect to certain investments held by the Company.  Twin Brook Capital Servicer, LLC (“TBCS”) is an affiliate of Angelo Gordon and provides loan servicing with respect to certain investments held by the Company.
The Company conducts private offerings (each, a “Private Offering”), where investors make a capital commitment to purchase shares of the Company’s common stock pursuant to a subscription agreement entered into with the Company. Investors will be required to make capital contributions to purchase shares of the Company’s common stock each time the Company delivers a drawdown notice. The initial closing of the Private Offering occurred on July 19, 2019 (the “Initial Closing”), and additional closings of the Private Offering are expected to occur from time to time as determined by the Company.  Upon the earlier to occur of (i) a Qualified IPO (as defined below), and (ii) the five year anniversary of the Initial Closing, investors will be released from any further obligation to purchase additional shares, subject to certain exceptions. A “Qualified IPO” is an initial public offering (“IPO”) of the Company’s common stock that results in an unaffiliated public float of at least the lower of (A) $60 million and (B) 17.5% of the aggregate capital commitments received prior to the date of such initial public offering.
The Company commenced its loan origination and investment activities with the initial drawdown from investors in the Private Offering on July 29, 2019 (the commencement of operations).  The Company made its first portfolio company investment in August 2019.
Note 2.  Significant Accounting Policies
Basis of Accounting
The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).  The Company is an investment company and accordingly follows the investment company accounting and reporting guidance of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (“ASC”) Topic 946, Financial Services – Investment Companies.  These consolidated financial statements reflect adjustments that in the opinion of management are necessary for the fair statement of the financial position and results of operations for the periods presented herein.  The Company commenced operations on July 29, 2019 and its fiscal year ends on December 31.
Principles of Consolidation
The Company conducts certain of its activities through its wholly-owned subsidiaries Twin Brook Capital Funding XVIII, LLC and Twin Brook Equity XVIII Corp.  The Company consolidates subsidiaries that are controlled by the Company.  All intercompany balances and transactions have been eliminated in consolidation.

AG Twin Brook BDC, Inc.
Notes to Consolidated Financial Statements - Continued
Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.
Cash
Cash is comprised of cash on deposit with major financial institutions.  The Company places its cash with high credit quality institutions to minimize credit risk exposure.
Investment Related Transactions, Revenue Recognition and Expenses
Investment transactions and the related revenue and expenses are recorded on a trade-date basis.  Realized gains and losses on investment transactions are determined using the specific identification method.  All costs associated with consummated investments are included in the cost of such investments.  Broken deal expenses incurred in connection with investment transactions which are not successfully consummated are expensed as a component of “Other” expense on the consolidated statement of operations.
Interest income and interest expense are recognized on an accrual basis.  Interest income on debt instruments is accrued and recognized for those issuers who are currently paying in full or expected to pay in full.  For those issuers who are in default or expected to default, interest is not accrued and is only recognized when received.  Interest income and expense include discounts accreted and premiums amortized on certain debt instruments as determined in good faith by the Company and calculated using the effective interest method.  Loan origination fees, original issue discounts and market discounts or premiums are capitalized as part of the underlying cost of the investments and accreted or amortized over the life of the investment as interest income.
Paydown gains and losses on investments in debt instruments are reported in “Interest” income on the consolidated statement of operations.  Interest received in-kind, computed at the contractual rate specified in each investment agreement, is added to the principal balance of the investment and reported as “Interest” income on the consolidated statement of operations.  The Company records dividend income from private securities pursuant to the terms of the respective investments.
The Company may earn various fees during the life of the loans.  Such fees include, but are not limited to, syndication, commitment, administration, prepayment and amendment fees, some of which are paid to the Company on an ongoing basis.  These fees and any other income are recognized as earned as a component of "Other" income on the consolidated statement of operations.
Investments at Fair Value
The Company applies Financial Accounting Standards Board Accounting Standards Codification Topic 820, Fair Value Measurements (“ASC 820”), as amended, which establishes a framework for measuring fair value in accordance with U.S. GAAP and required disclosures of fair value measurements. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. In accordance with ASC 820, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). ASC 820 establishes three levels of the fair value hierarchy as follows:
Level 1Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;
Level 2Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

AG Twin Brook BDC, Inc.
Notes to Consolidated Financial Statements - Continued
Level 3Inputs that are unobservable.
Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, interest rates, specific and broad credit data, liquidity statistics, and other factors. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement; however, the determination of what constitutes “observable” requires significant judgment by the Company. The Company considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Company’s perceived risk of that instrument.
The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company, the Board, and the Advisor in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy.
Investments in investment funds include vehicles structured for the purpose of investing in privately held common and preferred equity interests. Fair values are generally determined utilizing the NAV supplied by, or on behalf of, management of each investment fund, which is net of management and incentive fees or allocations charged by the investment fund, if applicable, and is in accordance with the “practical expedient”, as defined by FASB Accounting Standards Update (“ASU”) 2009-12, Investments in Certain Entities that Calculate Net Asset Value per Share. NAVs received by, or on behalf of, management of each investment fund are based on the fair value of the investment funds’ underlying investments in accordance with policies established by management of each investment fund, as described in each of their financial statements and offering memorandum. Withdrawals and distributions from investments in investment funds are at the discretion of the Advisor and may depend on the liquidation of underlying assets. Investments which are valued using NAV as a practical expedient are excluded from the above hierarchy.
The Board has designated the Advisor as its “valuation designee” pursuant to Rule 2a-5 under the 1940 Act (“Rule 2a-5”), and in that role, the Advisor is responsible for performing fair value determinations relating to all of the Company’s investments, including periodically assessing and managing any material valuation risks and establishing and applying fair value methodologies, in accordance with valuation policies and procedures that have been approved by the Board. Even though the Board designated the Advisor as “valuation designee” the Board ultimately responsible for fair value determinations under the 1940 Act.
Under the valuation policies and procedures that have been approved by the Board, the Advisor conducts a multi-step valuation process, which includes, among other procedures, the following:
•The valuation process begins with each investment being initially valued by using certain inputs provided by, among other inputs, the investment professionals responsible for the portfolio investment in conjunction with the portfolio management team.
•The Advisor’s management reviews the preliminary valuations with the investment professionals.
•The Advisor determines the fair value of each investment; valuations that are not based on readily available market quotations are valued in good faith, based on, among other things, the input of the Advisor and, where applicable, other third parties. Valuation determinations are presented to the Board.
When determining the fair value of Level 3 investments, the Advisor may take into account the following factors, where relevant: recent transactions, the enterprise value of the underlying company, the nature and realizable value of any collateral, the underlying company’s ability to make payments and its earnings and discounted cash flows, the

AG Twin Brook BDC, Inc.
Notes to Consolidated Financial Statements - Continued
markets in which the underlying company does business, financial covenants, the seniority of the financial instrument in the capital structure of the company, comparisons to publicly traded securities, and changes in the interest rate environment and the credit markets generally that may affect the price at which similar investments may be made and other relevant factors. The primary method for determining enterprise value uses a multiple analysis whereby appropriate multiples are applied to the portfolio company’s net income before net interest expense, income tax expense, depreciation and amortization (“EBITDA”). The enterprise value analysis is performed to determine the value of equity investments and to determine if debt investments are credit impaired. If debt investments are credit impaired, the Advisor will use the enterprise value analysis or a liquidation basis analysis to determine fair value. For debt investments that are not determined to be credit impaired, the Advisor uses a market interest rate yield analysis to determine fair value.
The Company’s investments trade infrequently and when they are traded, the price may be unobservable, and as a result, multiple external pricing sources may not be available. In such instances, the Advisor may use an internal pricing model as either a corroborating or sole data point in determining the price. Pricing models take into account the contractual terms of the financial instrument, as well as relevant inputs, including where applicable, equity prices, interest rate yield curves, credit curves, correlation, and the creditworthiness of the counterparty. The Advisor generally engages third party firm(s) to assist in validating certain financial instruments where multiple external prices cannot be obtained. The third party firm(s) either independently determine prices or assess the reasonableness of the Advisor’s prices. The analyses provided by such third party firm(s) are reviewed and considered by the Advisor. As part of the risk management process, the Advisor reviews and analyzes the prices obtained from external pricing sources to evaluate their reliability and accuracy, which includes identifying and excluding vendor prices and broker quotations that the Advisor believes does not reflect fair value. In addition, the Advisor’s valuation committee meets regularly and engages in ongoing reviews of the valuation processes and procedures including reviews of methodology, ongoing accuracy, source quality and independence. Such reviews include, but are not limited to, comparison of current vendor prices and broker quotations against ongoing daily trading activity, vendor due diligence, and back testing.
Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.
Foreign Currency Translation
Amounts denominated in foreign currencies are translated into USD on the following basis: (i) investments and other assets and liabilities denominated in foreign currencies are translated into USD based upon currency exchange rates effective on the last business day of the period; and (ii) purchases and sales of investments, borrowings and repayments of such borrowings, income, and expenses denominated in foreign currencies are translated into USD based upon currency exchange rates prevailing on the transaction dates.
The Company does not isolate the portion of the results of operations resulting from changes in foreign exchange rates on investments from fluctuations arising from changes in market prices of securities held. Such fluctuations are included within net realized and unrealized gain (loss) on investments on the consolidated statement of operations. Unrealized gains and losses on foreign currency holdings and non-investment assets and liabilities attributable to the changes in foreign currency exchange rates are included in the net change in unrealized gain (loss) on foreign currency translation on the consolidated statements of operations. Net realized gains and losses on foreign currency holdings and non-investment assets and liabilities attributable to changes in foreign currency exchange rates are included in net realized gain (loss) on foreign currency transactions on the consolidated statements of operations.
Foreign security and currency translations may involve certain considerations and risks not typically associated with investing in U.S. companies and U.S. government securities. These risks include, but are not limited to, currency fluctuations and revaluations and future adverse political, social and economic developments, which could cause investments in foreign markets to be less liquid and prices more volatile than those of comparable U.S. companies or U.S. government securities.

AG Twin Brook BDC, Inc.
Notes to Consolidated Financial Statements - Continued
Foreign Currency Forward Contracts
The Company may enter into foreign currency forward contracts to reduce the Company’s exposure to foreign currency exchange rate fluctuations in the value of foreign currencies. In a foreign currency forward contract, the Company agrees to receive or deliver a fixed quantity of one currency for another, at a pre-determined price at a future date. Forward foreign currency contracts are marked-to-market at the applicable forward rate. Unrealized gain (loss) on foreign currency forward contracts are recorded on the consolidated statements of assets and liabilities on a gross basis, not taking into account collateral posted which is recorded separately, if applicable. Notional amounts of foreign currency forward contract assets and liabilities are presented separately on the consolidated schedules of investments. Purchases and settlements of foreign currency forward contracts having the same settlement date and counterparty are generally settled net and any realized gains or losses are recognized on the settlement date.
The Company does not utilize hedge accounting and as such, the Company recognizes its derivatives at fair value with changes in the net unrealized gain (loss) on foreign currency forward contracts recorded on the consolidated statements of operations.
Offering Costs
Offering costs in connection with the offering of common shares of the Company are capitalized as a deferred charge and amortized to expense on a straight-line basis over 12 months from the commencement of operations.  These expenses consist primarily of legal fees and other costs incurred with the Company’s share offerings, the preparation of the Company’s registration statement, and registration fees.  All deferred offering costs have been fully amortized through July 29, 2020.
Deferred Financing Costs
Deferred financing costs consist of financing costs incurred in connection with obtaining the Company’s subscription facility. Such financing costs are capitalized and amortized over the life of the facility utilizing the straight-line method. For the year ended December 31, 2022, the Company amortized approximately $47,000 of financing costs, which have been included in “Interest” expense on the consolidated statements of operations. For the year ended December 31, 2021, the Company paid approximately $37,000 and amortized approximately $226,000 of financing costs, which have been included in “Interest” expense on the consolidated statements of operations. For the year ended December 31, 2020, the Company paid approximately $118,000 of financing costs, of which approximately $147,000 have been amortized and included in “Interest” expense on the consolidated statement of operations.
Deferred Income
Deferred income consists of annual administrative agent fees received in connection with the servicing of certain loan investments.  Such fees are deferred when received and recognized as earned over the applicable period.  For the year ended December 31, 2022, the Company received approximately $334,000 of agent fees. During the year ended December 31, 2022, approximately $317,000 of agent fees have been recognized as earned and included in “Other” income on the consolidated statements of operations. For the year ended December 31, 2021, the Company received approximately $265,000 of agent fees. During the year ended December 31, 2021, approximately $189,000 of agent fees have been recognized as earned and included in “Other” income on the consolidated statements of operations. For the year ended December 31, 2020, the Company received approximately $142,000 of agent fees. During the year ended December 31, 2020, approximately $93,000 of agent fees have been recognized as earned and included in “Other” income on the consolidated statement of operations.
Income Taxes
The Company has elected to be regulated as a BDC under the 1940 Act.  The Company also has elected to be treated as a Regulated Investment Company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended.  As a RIC, the Company generally will not have to pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that it distributes timely to its shareholders as dividends.  To the extent the Company continues to qualify as a RIC, any tax liability related to income earned and distributed by the Company

AG Twin Brook BDC, Inc.
Notes to Consolidated Financial Statements - Continued
represents obligations of the Company’s investors and will not be reflected in the consolidated financial statements of the Company.
To continue to qualify as a RIC, the Company must, among other things, meet certain source-of-income and asset diversification requirements. In addition, to continue to qualify for RIC tax treatment, the Company must distribute to its shareholders, for each taxable year, at least 90% of its “investment company taxable income” for that year, which is generally its ordinary income plus the excess of its realized net short-term capital gains over its realized net long-term capital losses. The Company will generally be subject to a 4% non-deductible U.S. federal excise tax on certain undistributed income or gains in respect of any calendar year, unless it distributes annually an amount at least equal to the sum of (i) 98% of its net ordinary income (taking into account certain deferrals and elections) for the calendar year, (ii) 98.2% of its capital gain net income (adjusted for certain ordinary losses) for the one-year period ending on October 31 in such calendar year and (iii) any net ordinary income and capital gain net income recognized, but not distributed, in preceding years. The Company, at its discretion, may carry forward taxable income for distribution in the following taxable year and pay the applicable U.S. federal excise tax.  For the years ended December 31, 2022 and 2021, the Company did not accrue U.S. federal excise tax.
The Company conducts certain of its activities through its wholly-owned subsidiary, Twin Brook Equity XVIII Corp., a Delaware C corporation. Twin Brook Equity XVIII Corp. is treated as a corporation for United States federal income tax purposes and is subject to U.S. federal, state or local income tax.  For the years ended December 31, 2022 and 2021, the Company did not accrue any U.S. federal tax expense related to Twin Brook Equity XVIII Corp.
The Company evaluates tax positions taken or expected to be taken in the course of preparing its financial statements to determine whether the tax positions are “more-likely-than-not” to be sustained by the applicable tax authority. Tax positions not deemed to meet the “more-likely-than-not” threshold are reserved and recorded as a tax benefit or expense in the current year.  All penalties and interest associated with income taxes are included in income tax expense.  Conclusions regarding tax positions are subject to review and may be adjusted at a later date based on factors including, but not limited to, on-going analyses of tax laws, regulations and interpretations thereof.  There were no tax penalties, and no interest associated with income taxes was incurred through December 31, 2022.
Loan Syndications and Participations
The Company may originate certain loans and then syndicate all or a portion of those loans to a third party. For the year ended December 31, 2022, the Company earned approximately $369,000 of syndication and other origination fee income, which is included in “Other” income on the consolidated statement of operations. For the year ended December 31, 2021, the Company earned approximately $375,000 of syndication and other origination fee income, which is included in “Other” income on the consolidated statement of operations. For the year ended December 31, 2020, the Company earned approximately $259,000 of syndication and other origination fee income, which is included in “Other” income on the consolidated statement of operations.
The Company follows the guidance in Accounting Standards Codification (“ASC”) Topic 860 Transfers and Servicing when accounting for loan participations and other partial loan sales. Such guidance requires a participation or other partial loan sale to meet the definition of a “participating interest,” as defined in the guidance, in order for sale treatment to be allowed. Participations or other partial loan sales that do not meet the definition of a participating interest remain on the consolidated statement of assets and liabilities and the proceeds are recorded as a secured borrowing until the definition is met. Secured borrowings are carried at fair value to correspond with the related investments, which are carried at fair value. There were no participations that were accounted for as secured borrowings during the period.
Distributions
Distributions to common stockholders are recorded on the record date. The amount to be distributed, if any, is determined by the Board each quarter. The Company intends to distribute net capital gains (i.e., net long-term capital gains in excess of net short-term capital losses), if any, at least annually out of the assets legally available for such distributions. However, the Company may decide in the future to retain such capital gains for investment, incur

AG Twin Brook BDC, Inc.
Notes to Consolidated Financial Statements - Continued
a corporate-level tax on such capital gains, and elect to treat such capital gains as deemed distributions to stockholders.
Note 3.  Investments
Under the 1940 Act, the Company is required to separately identify non-controlled investments where it owns 5% or more of a portfolio company’s outstanding voting securities and/or had the power to exercise control over the management or policies of such portfolio company as investments in “affiliated” companies. In addition, under the 1940 Act, the Company is required to separately identify investments where it owns more than 25% of a portfolio company’s outstanding voting securities and/or had the power to exercise control over the management or policies of such portfolio company as investments in “controlled” companies. Under the 1940 Act, "non-affiliated investments" are defined as investments that are neither controlled investments nor affiliated investments. Detailed information with respect to the Company’s non-controlled, non-affiliated; non-controlled, affiliated; and controlled affiliated investments is contained in the consolidated financial statements, including the consolidated schedule of investments. The information in the tables below is presented on an aggregate portfolio basis, without regard to whether they are non-controlled, non-affiliated; non-controlled, affiliated; or controlled affiliated investments.
Investments at fair value and amortized cost consisted of the following as of December 31, 2022 and 2021:

	December 31, 2022		December 31, 2021
(Amounts in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
First lien senior secured debt	$180,510	$179,768	$151,054	$151,105
Sponsor subordinated note	16	17	16	16
Investment in affiliated fund	7,137	10,354	6,210	7,986
Total investments	$187,663	$190,139	$157,280	$159,107
The industry composition of investments based on fair value as of December 31, 2022 and 2021 was as follows:

	December 31, 2022	December 31, 2021
Aerospace and defense	1.1%	1.3%
Air freight and logistics	0.4%	—%
Auto components	1.7%	1.4%
Chemicals	4.0%	4.6%
Commercial services and supplies	5.4%	3.7%
Construction and engineering	1.8%	1.6%
Containers and packaging	2.6%	3.9%
Distributors	0.5%	0.3%
Diversified consumer services	7.5%	8.9%
Electrical equipment	0.7%	0.8%
Electronic equipment, instruments and components	1.4%	1.4%
Food and staples retailing	2.9%	2.3%
Food products	1.9%	0.9%
Gas utilities	0.8%	0.9%
Health care equipment and supplies	2.5%	2.0%
Health care providers and services	25.2%	24.8%
Health care technology	1.3%	1.1%
Household durables	1.5%	1.8%

AG Twin Brook BDC, Inc.
Notes to Consolidated Financial Statements - Continued

Internet and direct marketing retail	2.2%	2.6%
IT services	2.9%	3.8%
Leisure equipment and products	1.6%	1.9%
Leisure products	0.6%	0.5%
Life sciences tools and services	0.6%	0.7%
Machinery	1.9%	2.2%
Media	3.6%	3.7%
Metals and mining	1.2%	1.5%
Multisector holdings	5.5%	5.0%
Personal products	1.6%	1.7%
Pharmaceuticals	1.7%	2.1%
Professional services	0.4%	0.5%
Real estate management and development	1.5%	1.0%
Semiconductors and semiconductor equipment	0.4%	0.5%
Software	3.1%	2.1%
Specialty retail	3.0%	2.5%
Textiles, apparel and luxury goods	—%	1.2%
Trading companies and distributors	4.4%	4.3%
Water utilities	0.6%	0.5%
Total	100.0%	100.0%
As of December 31, 2022, 99.2% of investments were based in the United States and 0.8% were based in Canada. As of December 31, 2021, 99.0% of investments were based in United States and 1.0% were based in Canada.
Note 4.  Fair Value of Investments
Fair Value Disclosures
The following table presents the fair value hierarchy of investments as of December 31, 2022 and 2021:

	Assets at Fair Value as of December 31, 2022
(Amounts in thousands)	Level 1	Level 2	Level 3	Total
First lien senior secured debt	$—	$—	$179,768	$179,768
Sponsor subordinated note	—	—	17	17
Total	$—	$—	$179,785	$179,785
Investments measured at net asset value(1)				10,354
Total financial instruments, at fair value				$190,139
(1)Certain investments that are measured at fair value using NAV have not been categorized in the fair value hierarchy. The fair value amounts presented in the table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Consolidated Statements of Assets and Liabilities.

	Liabilities at Fair Value as of December 31, 2022
(Amounts in thousands)	Level 1	Level 2	Level 3	Total
Foreign currency forward contracts	$—	$15	$—	$15

AG Twin Brook BDC, Inc.
Notes to Consolidated Financial Statements - Continued

	Assets at Fair Value as of December 31, 2021
(Amounts in thousands)	Level 1	Level 2	Level 3	Total
First lien senior secured debt	$—	$—	$151,105	$151,105
Sponsor subordinated note	—	—	16	16
Net foreign currency forward contracts	—	36	—	36
Total	$—	$36	$151,121	$151,157
Investments measured at net asset value(1)				7,986
Total investments, at fair value				$159,143
(1)Certain investments that are measured at fair value using NAV have not been categorized in the fair value hierarchy. The fair value amounts presented in the table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Consolidated Statements of Assets and Liabilities.
The following tables presents changes in the fair value of investments for which Level 3 inputs were used to determine the fair value for the years ended December 31, 2022 and 2021:

Level 3 Assets at Fair Value for the Year Ended December 31, 2022*
(Amounts in thousands)	Balance 1/1/2022	Purchases and Drawdowns	Sales and Paydowns	Other**	Realized Gains/ (Losses)	Change in Unrealized Appreciation/(Depreciation)	Balance 12/31/2022	Change in Unrealized Appreciation/ (Depreciation) for Level 3 Assets Still Held as of 12/31/2022
First lien senior secured debt	$151,105	$71,154	$(42,810)	$1,051	$61	$(793)	$179,768	$(793)
Sponsor subordinated note	16	—	—	—	—	1	17	1
Total	$151,121	$71,154	$(42,810)	$1,051	$61	$(792)	$179,785	$(792)
*    Gains and losses are included in their respective captions in the consolidated statement of operations.
**    Includes accretion, paydown gains/(losses) and interest received in-kind on debt instruments, where applicable.

Level 3 Assets at Fair Value for the Year Ended December 31, 2021*
(Amounts in thousands)	Balance 1/1/2021	Purchases and Drawdowns	Sales and Paydowns	Other**	Realized Gains/ (Losses)	Change in Unrealized Appreciation/(Depreciation)	Balance 12/31/2021	Change in Unrealized Appreciation/ (Depreciation) for Level 3 Assets Still Held as of 12/31/2021
First lien senior secured debt	$75,805	$124,052	$(50,391)	$792	$186	$661	$151,105	$665
Sponsor subordinated notes	7	7	—	2	—	—	16	—
Total	$75,812	$124,059	$(50,391)	$794	$186	$661	$151,121	$665
*    Gains and losses are included in their respective captions in the consolidated statement of operations.
**    Includes accretion, paydown gains/(losses) and interest received in-kind on debt instruments, where applicable.
The Company, did not have transfers of investments to or from Level 3 during the years ended December 31, 2022 or 2021.
Significant Unobservable Inputs
In accordance with ASC 820, the following table provides quantitative information about the significant unobservable inputs of the Company’s Level 3 investments as of December 31, 2022 and 2021.  The table is not

AG Twin Brook BDC, Inc.
Notes to Consolidated Financial Statements - Continued
intended to be all-inclusive but instead capture the significant unobservable inputs relevant to the Company’s determination of fair value.

Asset Class	Fair Value as of 12/31/22	Valuation Techniques	Significant Unobservable Inputs	Input Ranges	Weighted Average	Impact to Valuation from an Increase in Input
	(Amounts in thousands)
First lien senior secured debt	$171,353	Discounted cash flow	Yield	9.6% - 16.9%	11.1%	Decrease
	2,323	Market comparable	Forward EBITDA multiple	8.8x	8.8x	Increase
Sponsor subordinated note	17	Market comparable	LTM EBITDA multiple	7.1x	7.1x	Increase
	$173,693
(1)Weighted average is calculated by weighing the significant unobservable input by the relative fair value of each investment in the category.

Asset Class	Fair Value as of 12/31/21	Valuation Techniques	Significant Unobservable Inputs	Input Ranges	Weighted Average	Impact to Valuation from an Increase in Input
	(Amounts in thousands)
First lien senior secured debt	$104,516	Discounted cash flow	Yield	6.7% - 11.5%	8.2%	Decrease
Sponsor subordinated note	16	Market comparable	LTM EBITDA multiple	7.0x		Increase
	$104,532
(1)Weighted average is calculated by weighing the significant unobservable input by the relative fair value of each investment in the category.
The Company’s other Level 3 investments have been valued primarily using recent transactions.  The significant unobservable input used in the discounted cash flow is the yield.  The yield is used to discount the estimated future cash flows expected to be received from the underlying investment.  The Company considers the portfolio company performance since close, the leverage used by the portfolio company relative to its total enterprise value and other risks associated with an investment in determining the yield.  The significant unobservable input used in the market comparable is the latest twelve month (“LTM”) EBITDA multiple.
Note 5.  Subscription Facility
In accordance with the 1940 Act, the Company can borrow amounts such that its asset coverage, as defined in the 1940 Act, is at least 200% after such borrowings, subject to certain limitations. There were no outstanding borrowings as of December 31, 2022 and 2021.
On August 14, 2019, the Company entered into a revolving credit facility (the “Subscription Facility”) with Wells Fargo Bank, National Association (the “Lender”).  The Subscription Facility enabled the Company to request loans

AG Twin Brook BDC, Inc.
Notes to Consolidated Financial Statements - Continued
from the Lender up to a maximum commitment of $15 million.  The borrowings under the Subscription Facility are collateralized by the eligible unfunded capital commitments of investors in the Company.  The total amount available under the Subscription Facility may be reduced as a result of decreases in the unfunded capital commitments of investors in the Company as well as other provisions of the Subscription Facility. On May 4, 2022, the Company terminated the Subscription Facility's revolving credit agreement.
Borrowings under the Subscription Facility bore interest at either (i) LIBOR plus the applicable margin of 1.50%, if the borrowing is a LIBOR Rate Loan or (ii) the Prime Rate plus the applicable margin of 0.50%, if the borrowing is a Reference Rate Loan.  As of December 31, 2022 and 2021, there were no outstanding borrowings. In addition, the Company paid an unused commitment fee of 0.20% per annum on the daily unused commitments of the Lender.  The maturity date of the Subscription Facility was August 12, 2022.
The Subscription Facility contained representations, warranties, covenants, including financial covenants, events of default and indemnities that are customary for agreements of this type.  As of December 31, 2021, and through the date of termination, the Company was in compliance in all material respects with such covenants.
There were no debt obligations as of December 31, 2022.
Debt obligations consisted of the following as of December 31, 2021:

	As of December 31, 2021
(Amounts in thousands)	Maximum Principal Amount Committed	Principal Amount Outstanding	Principal Amount Available(1)	Carrying Value
Subscription facility	$15,000	$—	$3,564	$—
Total debt	$15,000	$—	$3,564	$—
(1)The amount available includes any limitations related to the Subscription Facility’s borrowing base.
For the years ended December 31, 2022, 2021 and 2020, the components of interest expense were as follows:

(Amounts in thousands)	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Interest expense	$11	$33	$219
Amortization of deferred financing costs	47	226	147
Total interest expense	$58	$259	$366
Average interest rate	N/A	3.04%	2.78%
Average daily borrowings	N/A	$73	$4,622
Note 6.  Agreements and Related Party Transactions
Administration Agreement
On June 26, 2019, the Company entered into an Administration Agreement (the “Administration Agreement”) with Angelo Gordon (the “Administrator”). Under the terms of the Administration Agreement, the Administrator performs, or oversees the performance of, required administrative services, which include providing office space, equipment and office services, maintaining financial records, preparing reports to shareholders and reports filed with the SEC, and managing the payment of expenses and the performance of administrative and professional services rendered by others.

AG Twin Brook BDC, Inc.
Notes to Consolidated Financial Statements - Continued
The Company reimburses the Administrator for services performed for it pursuant to the terms of the Administration Agreement. In addition, pursuant to the terms of the Administration Agreement, the Administrator may delegate its obligations under the Administration Agreement to an affiliate or to a third party and the Company will reimburse the Administrator for any services performed for it by such affiliate or third party.
Unless earlier terminated as described below, the Administration Agreement will remain in effect until June 26, 2023 and from year to year thereafter if approved annually by the vote of the Board of Directors of the Company and the vote of a majority of the Company’s Independent Directors.  The Administration Agreement may be terminated by either party without penalty upon not less than 60 days’ written notice to the other.
No person who is an officer, director, or employee of the Administrator or its affiliates and who serves as a director of the Company receives any compensation from the Company for his or her services as a director.  However, the Company reimburses the Administrator (or its affiliates) for an allocable portion of the compensation paid by the Administrator or its affiliates to the Company’s officers who provide operational and administrative services, as well as their respective staffs and other professionals who provide services to the Company, who assist with the preparation, coordination and administration of the foregoing or provide other “back office” or “middle office” financial or operational services to the Company (based on the percentage of time those individuals devote, on an estimated basis, to the business and affairs of the Company).  Directors who are not affiliated with the Administrator receive compensation for their services and reimbursement of expenses incurred to attend meetings.
For the year ended December 31, 2022, the Administrator charged approximately $226,000 for certain costs and expenses allocable to the Company under the terms of the Administration Agreement. For the year ended December 31, 2021, the Administrator charged approximately $536,000 for certain costs and expenses allocable to the Company under the terms of the Administration Agreement.
Investment Management Agreement
On June 26, 2019, the Company entered into an Investment Management Agreement (the “Investment Management Agreement”) with the Advisor.  Under the terms of the Investment Management Agreement, the Advisor is responsible for originating prospective investments, conducting research and due diligence investigations on potential investments, analyzing investment opportunities, negotiating and structuring the Company’s investments and monitoring the Company’s investments and portfolio companies on an ongoing basis.
Unless earlier terminated as described below, the Investment Management Agreement will remain in effect until June 26, 2023 and from year to year thereafter if approved annually by (a) the vote of the Board of Directors of the Company or by the vote of a majority of the outstanding voting securities of the Company and (b) the vote of a majority of the Company’s Independent Directors.  The Investment Management Agreement will automatically terminate in the event of assignment.  The Investment Management Agreement may be terminated without penalty upon not less than 60 days’ written notice by the vote of a majority of the outstanding voting securities of the Company, or by the vote of the Company’s Directors or by the Advisor.
From time to time, the Advisor may pay amounts owed by the Company to third-party providers of goods or services and the Company will subsequently reimburse the Advisor for such amounts paid on its behalf.  Amounts payable to the Advisor are settled in the normal course of business without formal payment terms.
The Investment Management Agreement also provides that the Company reimburses the Advisor for certain organizational costs incurred prior to the commencement of the Company’s operations, and for certain offering costs. The Company has agreed to repay the Advisor for initial organizational costs and offering costs up to a maximum of $1.25 million, with the Advisor bearing any organizational and offering costs in excess of such amount.
As of December 31, 2022 and 2021, the Company had approximately $677,000 payable to Angelo Gordon for operating costs which is included in “Accrued expenses and other liabilities payable to affiliate” on the consolidated statement of assets and liabilities.

AG Twin Brook BDC, Inc.
Notes to Consolidated Financial Statements - Continued
Under the terms of the Investment Management Agreement, the Company will pay the Advisor a base management fee and may also pay to it certain incentive fees.  The cost of both the base management fee and the incentive fee will ultimately be borne by the Company’s shareholders.
The base management fee is calculated at an annual rate of 0.60% of the Company’s gross assets, excluding cash and cash equivalents.  For services rendered under the Investment Management Agreement, the base management fee is payable quarterly in arrears.  The base management fee is calculated based on the average value of the Company’s gross assets (excluding cash and cash equivalents) at the end of the two most recently completed calendar quarters, and appropriately adjusted for any share issuances or repurchases during the current calendar quarter.  Base management fees for any partial month or quarter will be appropriately pro-rated. For purposes of the Investment Management Agreement, cash equivalents means U.S. government securities and commercial paper instruments maturing within one year of purchase.  Upon the occurrence of a Qualified IPO, the base management fee will be calculated at an annual rate of 1.25% of the Company’s gross assets, excluding cash and cash equivalents.
For the year ended December 31, 2022, the Company accrued approximately $1.0 million of base management fees payable to the Advisor, of which $281,000 were unpaid as of December 31, 2022.  For the year ended December 31, 2021, the Company accrued approximately $612,000 of base management fees payable to the Advisor, of which $196,000 were unpaid as of December 31, 2021. For the year ended December 31, 2020, the Company accrued approximately $364,000 of base management fees payable to the Advisor.
Pursuant to the Investment Management Agreement, the Advisor is entitled to an incentive fee (“Incentive Fee”), which consists of two components; an incentive fee based on income and an incentive fee based on capital gains.
The first part, the income incentive fee, is calculated and payable quarterly in arrears and equals (a) 100% of the excess of the Company’s pre-incentive fee net investment income for the immediately preceding calendar quarter, over a preferred return of 1.00% per quarter (4% annualized) (the “Hurdle”), until the Advisor has received a “catch-up” equal to 16.75% of the pre-incentive fee net investment income for the current quarter; and (b) 16.75% of all remaining pre-incentive fee net investment income above the “catch-up.”
The second part, the capital gains incentive fee, is determined and payable in arrears as of the end of each fiscal year (or upon termination of the Investment Management Agreement), and equals 16.75% of the Company’s realized capital gains, if any, on a cumulative basis from inception through the end of the fiscal year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees (the “Cumulative Capital Gains”). We will accrue, but will not pay, a capital gains incentive fee with respect to unrealized appreciation because a capital gains incentive fee would be owed to the Adviser if we were to sell the relevant investment and realize a capital gain.
For the year ended December 31, 2022, the Company accrued approximately $2.1 million of income incentive fees payable to the Advisor, of which $712,000 were unpaid as of December 31, 2022. For the year ended December 31, 2021, the Company accrued approximately $912,000 of income incentive fees payable to the Advisor, of which $345,000 were unpaid as of December 31, 2021. For year ended December 31, 2020, the Company accrued approximately $213,000 of income incentive fees payable to the Advisor.
For the year ended December 31, 2022, the Company accrued approximately $583,000 of capital gains incentive fees, of which $583,000 were unpaid as of December 31, 2022 and none of which were payable to the Advisor.

Affiliated Transactions
The Company may be prohibited under the 1940 Act from participating in certain transactions with its affiliates without prior approval of the Company’s Independent Directors, and in some cases, the prior approval of the SEC.  The Company intends to rely on exemptive relief that has been granted by the SEC to the Company, the Advisor, and Angelo Gordon to permit the Company to co-invest with other funds managed by the Advisor or Angelo

AG Twin Brook BDC, Inc.
Notes to Consolidated Financial Statements - Continued
Gordon, in a manner consistent with the Company’s investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors.
Pursuant to such exemptive relief, the Company is generally permitted to co-invest with certain of its affiliates if a “required majority” (as defined in Section 57(o) of the 1940 Act) of the Board make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Company and its shareholders and do not involve overreaching of the Company or its shareholders on the part of any person concerned, (2) the transaction is consistent with the interests of the Company’s shareholders and is consistent with its investment objective and strategies, and (3) the investment by its affiliates would not disadvantage the Company, and the Company’s participation would not be on a basis different from or less advantageous than that on which its affiliates are investing. In certain situations where co-investment with one or more funds managed by Angelo Gordon is not permitted or appropriate, Angelo Gordon will need to decide which funds will proceed with the investment.  Angelo Gordon will make these determinations based on its policies and procedures, which are designed to reasonably ensure that investment opportunities are allocated fairly and equitably among affiliated funds over time and in a manner that is consistent with applicable laws, rules and regulations.
Investment in Affiliated Funds
Fair value as of December 31, 2022 and 2021 and transactions for the years ended December 31, 2022 and 2021 of the Company’s investments in affiliates were as follows:

Investment in Affiliated Fund at Fair Value for the Year Ended December 31, 2022
(Amounts in thousands)	Fair Value as of January 1, 2021	Gross Additions	Gross Reductions	Net Realized Gain (Loss)	Net Change in Unrealized Appreciation (Depreciation)	Fair Value as of December 31, 2022	Dividend, Interest, PIK and Other Income
Non-controlled/affiliated investments
Twin Brook Equity Holdings, LLC	$7,972	$1,352	$(1,099)	$674	$1,434	$10,333	$—
Twin Brook Segregated Equity Holdings, LLC	14	—	—	—	7	21	—
Total non-controlled/affiliated investments	$7,986	$1,352	$(1,099)	$674	$1,441	$10,354	$—

Investment in Affiliated Fund at Fair Value for the Year Ended December 31, 2021
(Amounts in thousands)	Fair Value as of January 1, 2021	Gross Additions	Gross Reductions	Net Realized Gain (Loss)	Net Change in Unrealized Appreciation (Depreciation)	Fair Value as of December 31, 2021	Dividend, Interest, PIK and Other Income
Non-controlled/affiliated investments
Twin Brook Equity Holdings, LLC	$3,721	$3,076	$(81)	$—	$1,256	$7,972	$—
Twin Brook Segregated Equity Holdings, LLC	—	14	—	—	—	14
Total non-controlled/affiliated investments	$3,721	$3,090	$(81)	$—	$1,256	$7,986	$—
Note 7.  Derivatives
The Company may enter into foreign currency forward contracts from time to time to help mitigate the impact that an adverse change in foreign exchange rates would have on the value of the Company’s investments denominated in foreign currencies.
In order to better define its contractual rights and to secure rights that will help the Company mitigate its counterparty risk, the Company may enter into an International Swaps and Derivatives Association, Inc. Master

AG Twin Brook BDC, Inc.
Notes to Consolidated Financial Statements - Continued
Agreement (“ISDA Master Agreement”) or a similar agreement with its derivative counterparties. An ISDA Master Agreement is a bilateral agreement between the Company and a counterparty that governs OTC derivatives, including foreign currency forward contracts, and typically contains, among other things, collateral posting terms and netting provisions in the event of a default and/or termination event. The provisions of the ISDA Master Agreement typically permit a single net payment in the event of a default (close-out netting) or similar event, including the bankruptcy or insolvency of the counterparty. The Company minimizes counterparty credit risk by only entering into agreements with counterparties that it believes to be of good standing and by monitoring the financial stability of those counterparties.
For the years ended December 31, 2022 and 2021, the Company’s average USD notional exposure to foreign currency forward contracts was approximately $1,853,000 and $1,473,000, respectively.
The following table presents both gross and net information about derivative instruments eligible for offset in the consolidated statements of assets and liabilities as of December 31, 2022:

Counterparty	Gross Amount of Assets	Gross Amount of Liabilities	Net Amount of Assets/(Liabilities)	Collateral Received/Pledged(1)	Net Amounts(2)
Wells Fargo Bank, National Association	$—	$15	$(15)	$—	$(15)
(1)Amount excludes excess cash collateral paid.
(2)Net amount represents the net amount due (to) from counterparty in the event of a default based on the contractual setoff rights under the agreement. Net amount excludes any over-collateralized amounts, if applicable.
The following table presents both gross and net information about derivative instruments eligible for offset in the consolidated statements of assets and liabilities as of December 31, 2021:

Counterparty	Gross Amount of Assets	Gross Amount of Liabilities	Net Amount of Assets/(Liabilities)	Collateral Received/Pledged(1)	Net Amounts(2)
Wells Fargo Bank, National Association	$39	$3	$36	$—	$36
(1)Amount excludes excess cash collateral paid.
(2)Net amount represents the net amount due (to) from counterparty in the event of a default based on the contractual setoff rights under the agreement. Net amount excludes any over-collateralized amounts, if applicable.
The effect of transactions in derivative instruments on the consolidated statements of operations during the years ended December 31, 2022 and 2021 was as follows:

	Year Ended December 31, 2022	Year Ended December 31, 2021
Net change in unrealized gain (loss) on foreign currency forward contracts	$(51)	$36
Realized gain (loss) on foreign currency forward contracts	155	(78)

AG Twin Brook BDC, Inc.
Notes to Consolidated Financial Statements - Continued
Note 8.  Commitments and Contingencies
Commitments
The Company’s investment portfolio may contain debt investments that are in the form of revolving lines of credit and unfunded delayed draw commitments, which require the Company to provide funding when requested by portfolio companies in accordance with the terms of the underlying loan agreements.
Unfunded portfolio company commitments and funded debt investments are presented on the consolidated schedule of investments and are fair valued.  Unrealized appreciation or depreciation, if any, is included in the consolidated statement of assets and liabilities and consolidated statement of operations.
As of December 31, 2022 and 2021, the Company had the following outstanding commitments to fund investments in current portfolio companies:

Portfolio Company	December 31, 2022	December 31, 2021
First lien senior secured debt(1)	(Amounts in thousands)	(Amounts in thousands)
50Floor, LLC	$199	$199
626 Holdings Equity, LLC	229	—
Abrasive Technology Intermediate, LLC	121	173
ACES Intermediate, LLC	150	—
Advanced Lighting Acquisition, LLC	324	324
AEP Passion Intermediate Holdings, Inc.	48	91
AFC Industries, Inc.	131	223
Affinitiv, Inc.	248	248
Agility Intermediate, Inc.	383	534
AHR Intermediate, Inc	252	—
Alliance Environmental Group, LLC	23	113
ALM Media, LLC	971	971
Altamira Material Solutions, LP	45	45
AM Buyer, LLC	111	111
Answer Acquisition, LLC	38	38
Apex Dental Partners, LLC	179	215
Aptitude Health Holdings, LLC	267	240
Aquatic Sales Solutions, LLC	80	117
ARC Healthcare Technologies, LLC	244
ASC Ortho Management, LLC	69	398
ASP Global Acquisition, LLC	647	534
AvCarb, LLC	467	704
Banner Buyer, LLC	296	838
BBG Intermediate Holdings, Inc.	229	233
BCI Burke Holding Corp.	185	196
Beacon Oral Specialists Management LLC	152	36
Behavior Frontiers, LLC	19	19
Benefit Plan Administrators of Eau Claire, LLC	225	—
Bio Agri Mix Holdings Inc.	85	89

AG Twin Brook BDC, Inc.
Notes to Consolidated Financial Statements - Continued

Portfolio Company	December 31, 2022	December 31, 2021
Brightview, LLC	111	358
Bulk Lift International, LLC	38	—
Canadian Orthodontic Partners Corp.	168	237
CCG Acquisition, Inc.	19	—
Change Academy at Lake of the Ozarks, LLC	113	—
Community Care Partners, LLC	136	169
Copperweld Group, Inc.	401	197
Cosmetic Solutions, LLC	344	710
CPS HVAC Group, LLC	144	188
Custom Agronomics Holdings, LLC	45	—
Data Source Intermediate Holdings, LLC	—	123
DealerOn Inc.	314	314
Dermatology Medical Partners OpCo, LLC	78	134
Diamondback Buyer, LLC	75	75
DNS IMI Acquisition Corp	122	124
Domino Equipment Company, LLC	79	79
Double E Company, LLC	99	—
Dykstra's Auto, LLC	22	129
Edko Acquisition, LLC	34	38
EH Management Company, LLC	15	38
Empire Equipment Company, LLC	219	1,254
EMSAR Acquisition LLC	13	542
Endodontic Practice Partners, LLC	145	—
Engelman Baking Co., LLC	174	153
E-Phoenix Acquisition Co. Inc.	75	75
Exclusive Concepts, LLC	74	248
Formulated Buyer, LLC	297	390
Franchise Fastlane, LLC	15
FreshAddress, LLC	30	30
Geriatric Medical and Surgical Supply, LLC	300	300
Gold Medal Holdings, Inc.	26
Golden Bear PT Partners, LLC	188	267
Green Monster Acquisition, LLC	38	38
Groundworks Operations, LLC	420	575
Guardian Dentistry Practice Management, LLC	23	90
Highland Acquisition, Inc.	30	—
HLSG Intermediate, LLC	60	—
Home Brands Group Holdings, Inc.	48	48
Hydromax USA, LLC	68	182
Icelandirect, LLC	2	23
Icreon Holdings, LLC	23
Industrial Dynamics Company, Ltd.	—	141
Infolinks Media Buyco, LLC	77	77

AG Twin Brook BDC, Inc.
Notes to Consolidated Financial Statements - Continued

Portfolio Company	December 31, 2022	December 31, 2021
Innovative FlexPak, LLC	154	408
IPC Pain Acquistion, LLC	303	—
ISSA, LLC	131	66
ITSavvy LLC	113	—
Jansy Packaging, LLC	—	706
Juniper Landscaping Holdings LLC	51	110
Kaizen Auto Care, LLC	66	204
Kalkomey Enterprises, LLC	77	77
Lakeshirts LLC	—	80
Leonard Group, Inc.	203	197
Library Associates, LLC	—	84
Load One Purchaser Corporation	218	—
MacNeill Pride Group Corp.	225	52
Mad Rose Company, LLC	58	119
Main Street Gourmet, LLC	643	704
Mattco Forge, Inc.	506	506
Maxor National Pharmacy Services, LLC	84	84
Medical Technology Associates, Inc.	38	$—
MetaSource, LLC	109	—
Millennia Patient Services, LLC	367	401
Montway LLC	150	825
Motis Brands, Inc.	—	14
MRC Keeler Acquisition, LLC	75	300
Nelson Name Plate Company	89	94
Network Partners Acquisition, LLC	150	150
NH Kronos Buyer, Inc.	263	—
Nimlok Company, LLC	320	320
Novum Orthopedic Partners Management, LLC	—	373
NSG Buyer, Inc.	—	294
NutriScience Innovations, LLC	131	131
P&R Dental Strategies, LLC	23	23
Peak Dental Services, LLC	303	149
Peak Investment Holdings, LLC	908	908
Pentec Acquisition Corp.	75	75
Performance PowerSports Group Purchaser, Inc.	56	8
PHGP MB Purchaser, Inc.	166	—
Pink Lily Holdings, LLC	63	46
PPW Acquisition, LLC	—	30
Propio LS, LLC	19	—
Purpose Home Health Acquisition, LLC	188	—
Qin's Buffalo, LLC	113	—
Raneys, LLC	38	—
Reliable Medical Supply LLC	97	178

AG Twin Brook BDC, Inc.
Notes to Consolidated Financial Statements - Continued

Portfolio Company	December 31, 2022	December 31, 2021
Revival Animal Health, LLC	86	131
Rose Paving, LLC	41	—
RQM Buyer, Inc.	191	234
RTP Acquisition, LLC	34	38
Sage Dental Management, LLC	75	—
SAMGI Buyer, Inc.	138	138
SASE Company, LLC	38	38
SCA Buyer, LLC	167	412
SCP Beverage Buyer, LLC	23	38
SCP ENT and Allergy Services, LLC	413	966
Shearer Supply, LLC	30	71
ShiftKey, LLC	110	120
Signature Dental Partners LLC	65	179
Silver Falls MSO, LLC	2	94
SimiTree Acquisition LLC	186	522
SIMKO Merger Sub, LLC	170	—
Soccer Post Acquisition, LLC	17	—
Southeast Primary Care Partners, LLC	177	435
Southern Orthodontic Partners Management, LLC	136	167
Southern Sports Medicine Partners, LLC	175	—
Spear Education, LLC	—	888
Spectrum Solutions, LLC	267	267
Starwest Botanicals Acquisition, LLC	—	174
Stax Holding Company, LLC	60	60
Steel City Wash, LLC	22	38
Storm Smart Buyer LLC	52	131
Sun Orchard, LLC	105	—
Teel Plastics, LLC	324	324
The Channel Company, LLC	58	62
The Stratix Corporation	—	150
Trademark Global, LLC	9	88
Triad Technologies, LLC	314	314
United Land Services Opco Parent, LLC	693	914
Universal Pure, LLC	278	—
USALCO, LLC	58	93
Vanguard Packaging, LLC	481	303
Varsity DuvaSawko Operating Corp.	474	474
Vehicle Accessories, Inc.	38	38
Vital Care Buyer, LLC	483	580
Western Veterinary Partners, LLC	22	147

AG Twin Brook BDC, Inc.
Notes to Consolidated Financial Statements - Continued

Portfolio Company	December 31, 2022	December 31, 2021
Yard-Nique, Inc	163	—
Total unfunded portfolio company commitments	$23,867	$30,379
(1)Unfunded commitments denominated in currencies other than USD have been converted to USD using the exchange rate as of the applicable reporting date.
As of December 31, 2022 and 2021, approximately $207,000 and $185,000, respectively, of the Company’s unfunded revolver commitments are reserved for letters of credit issued to third party beneficiaries on behalf of the Company’s investments.
Investor Commitments
As of December 31, 2022 and 2021, the Company had $216.0 million in total capital commitments from investors ($21.6 million and $32.4 million, respectively, undrawn).  These undrawn capital commitments will no longer remain in effect following the completion of a Qualified IPO or the five year anniversary of the Initial Closing, subject to certain exceptions.
Four investors in the Company have aggregate capital commitments representing 100% of the Company’s total capital commitments. Such concentration of investor commitments could have a material effect on the Company.
Other Commitments and Contingencies
From time to time, the Company may become a party to certain legal proceedings during the normal course of business.  As of December 31, 2022 and 2021, management was not aware of any material pending or threatened litigation.
Note 9.  Net Assets
Subscriptions and Drawdowns
As of December 31, 2022, the Company had 9,672,358 shares issued and outstanding with a par value of $0.001 per share. The Company has entered into subscription agreements with investors providing for the private placement of the Company’s common shares. Under the terms of the subscription agreements, investors are required to fund drawdowns to purchase the Company’s common shares up to the amount of their respective capital commitment on an as-needed basis each time the Advisor delivers a drawdown notice to such investors.
During the years ended December 31, 2022, 2021, and 2020, the Advisor delivered the following capital call notices to investors:

Year Ended December 31, 2022
Capital Drawdown Notice Date	Common Share Issuance Date	Number of Common Shares Issued	Aggregate Offering Price ($ in millions)
May 12, 2022	May 26, 2022	531,182	$10.80

AG Twin Brook BDC, Inc.
Notes to Consolidated Financial Statements - Continued

Year Ended December 31, 2021
Capital Drawdown Notice Date	Common Share Issuance Date	Number of Common Shares Issued	Aggregate Offering Price ($ in millions)
March 16, 2021	March 30, 2021	540,000	$10.80
June 30, 2021	July 15, 2021	802,493	$16.20
August 31, 2021	September 15, 2021	375,316	$7.56
October 13, 2021	October 27, 2021	805,806	$16.20
November 17, 2021	December 2, 2021	1,068,842	$21.60
December 8, 2021	December 22, 2021	1,066,719	$21.60
Total		4,659,176	$93.96

Year Ended December 31, 2020
Capital Drawdown Notice Date	Common Share Issuance Date	Number of Common Shares Issued	Aggregate Offering Price ($ in millions)
February 28, 2020	March 13, 2020	810,000	$16.20
June 11, 2020	June 25, 2020	432,000	$8.64
November 10, 2020	November 24, 2020	540,000	$10.80
December 9, 2020	December 23, 2020	540,000	$10.80
Total		2,322,000	$46.44
Dividends
The following tables reflect dividends declared on shares of the Company’s common stock during the years ended December 31, 2022, 2021, and 2020:

For the Year Ended December 31, 2022
Date Declared	Record Date	Payment Date	Dividend per Share
April 14, 2022	April 18, 2022	April 29, 2022	$0.20
May 11, 2022	June 30, 2022	July 29, 2022	$0.20
August 10, 2022	September 30, 2022	October 31, 2022	$0.20
December 19, 2022	December 30, 2022	January 31, 2023	$0.52

For the Year Ended December 31, 2021
Date Declared	Record Date	Payment Date	Dividend per Share
April 22, 2021	April 26, 2021	April 30, 2021	$0.20
July 22, 2021	July 26, 2021	July 30, 2021	$0.20
October 14, 2021	October 18, 2021	October 29, 2021	$0.20
December 27, 2021	December 31, 2021	January 31, 2022	$0.20

AG Twin Brook BDC, Inc.
Notes to Consolidated Financial Statements - Continued

Year Ended December 31, 2020
Date Declared	Record Date	Payment Date	Dividend per Share
July 16, 2020	July 27, 2020	July 31, 2020	$0.20
October 15, 2020	October 26, 2020	October 30, 2020	$0.20
December 21, 2020	December 30, 2020	January 29, 2021	$0.26
Note 10.  Earnings Per Share
The following table sets forth the computation of basic and diluted earnings (loss) per common share for the years ended December 31, 2022, 2021 and 2020:

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
(Amounts in thousands, except share and per share amounts)
Net increase (decrease) in net assets resulting from operations	$11,416	$6,874	$1,886
Weighted average shares of common stock outstanding - basic and diluted	9,459,885	5,626,642	3,097,918
Earnings (loss) per share - basic and diluted	$1.21	$1.22	$0.61
Note 11.  Income Taxes
All of the dividends declared for the years ended December 31, 2022, 2021, and 2020 were derived from ordinary income, as determined on a tax basis.
Taxable income generally differs from net increase (decrease) in net assets resulting from operations due to temporary and permanent differences in the recognition of income and expenses, and generally excludes net unrealized gains or losses, as unrealized gains or losses are generally not included in taxable income until they are realized.
The Company makes certain adjustments to the classification of net assets as a result of permanent book-to-tax differences, which include differences in the book and tax basis of certain assets and liabilities, and nondeductible federal taxes or losses among other items. To the extent these differences are permanent, they are charged or credited to additional paid in capital or total distributable earnings (losses), as appropriate. For the year ended December 31, 2022, permanent differences were approximately $55,000, primarily related to net income from wholly-owned subsidiary. For the year ended December 31, 2021, permanent differences were approximately $415,000, consisting of nondeductible offering costs.

AG Twin Brook BDC, Inc.
Notes to Consolidated Financial Statements - Continued
The following reconciles the increase (decrease) in net assets resulting from operations to taxable income for the years ended December 31, 2022, 2021, and 2020, respectively:

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
(Amounts in thousands)
Net increase (decrease) in net assets resulting from operations	$11,416	$6,874	$1,886
Adjustments:
Net realized gain (loss) for tax not included in book realized income	(51)	36	—
Net change in unrealized gain (loss) from investments transactions excluding foreign currency forward contracts	(598)	(1,957)	150
Deferred organizational costs	(24)	(24)	(24)
Other nondeductible expenses and excise taxes	—	—	433
Net income from consolidated wholly-owned subsidiary	(55)	26	—
Taxable income(1)	$10,688	$4,955	$2,445
(1)Taxable income is an estimate and is not fully determined until the Company's tax return is filed.
The components of accumulated undistributed (over-distributed) earnings (losses) as calculated on a tax basis for the years ended December 31, 2022 and 2021 were as follows:

(Amounts in thousands)	December 31, 2022	December 31, 2021
Distributable capital gains	$—	$2
Other temporary book/tax differences	(603)	(590)
Net unrealized appreciation (depreciation) on investments	2,476	1,827
Total accumulated undistributed (over-distributed) earnings	$1,873	$1,239
The cost and unrealized gain (loss) of the Company’s investments, as calculated on a tax basis, as of December 31, 2022 and 2021 were as follows:

(Amounts in thousands)	December 31, 2022	December 31, 2021
Tax cost	$187,663	$157,280
Gross unrealized appreciation	4,466	2,567
Gross unrealized depreciation	(1,990)	(740)
Net unrealized appreciation/(depreciation) on investments	$2,476	1,827
For the year ended December 31, 2022, the percentage of total dividends paid that constituted net-capital gain was 3.86%.

AG Twin Brook BDC, Inc.
Notes to Consolidated Financial Statements - Continued
Note 12.  Financial Highlights
The following are financial highlights for a common share outstanding during the years ended December 31, 2022, 2021, 2020, and 2019:

(Amounts in thousands, except share and per share amounts)	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020	Period from May 6, 2019 (Inception) to December 31, 2019
Per share data:
Net asset value, beginning of period	$20.14	$19.75	$19.77	$—
Net investment income (loss)(1)	1.05	0.86	0.66	(0.62)
Net realized and unrealized gain (loss) on investment transactions(1)	0.16	0.36	(0.05)	0.08
Total from operations	1.21	1.22	0.61	(0.54)
Impact of issuance of common stock	(0.01)	(0.03)	0.03	20.31
Dividends declared	(1.12)	(0.80)	(0.66)	—
Total increase (decrease) in net assets	0.08	0.39	(0.02)	19.77
Net asset value, end of period	$20.22	$20.14	$19.75	$19.77
Shares outstanding, end of period	9,672,358	9,141,176	4,482,000	2,160,000
Total return(2)(3)	5.9%	6.0%	3.2%	(1.2)%
Ratios / supplemental data
Ratio of gross expenses to average net assets(3)(4)(5)	3.0%	3.4%	5.8%	7.6%
Ratio of net expenses to average net assets(3)(4)(6)	3.0%	3.4%	5.2%	6.7%
Ratio of net investment income (loss) to average net assets(3)(4)	5.1%	4.3%	3.4%	(2.4)%
Net assets, end of period	$195,587	$184,098	$88,501	$42,701
Weighted average shares outstanding	9,459,885	5,626,642	3,097,918	925,215
Total capital commitments, end of period	$216,000	$216,000	$216,000	$216,000
Ratio of total contributed capital to total committed capital, end of period	90.0%	85.0%	41.5%	20.0%
Portfolio turnover rate(7)	25.1%	42.3%	19.9%	26.2%
Asset coverage ratio(8)	N/A	N/A	N/A	756.9%
(1)The per share data was derived using the weighted average shares outstanding during the period.
(2)Total return is calculated as the change in net asset value ("NAV") per share during the period, plus distributions per share, if any, divided by the opening NAV per share at the beginning of the period. The total return for the period from May 6, 2019 (inception) to December 31, 2019 is calculated using the denominator of the offering price of $20.00 per share on the initial capital call from investors on July 29, 2019.
(3)The total return and ratios for the period from May 6, 2019 (inception) to December 31, 2019 were not annualized.
(4)Average net assets are computed using the average balance of net assets at the end of each month of the reporting period. Average net assets for the period from May 6, 2019 (inception) to December 31, 2019, are computed using the average balance of net assets at the end of each month of the reporting period, beginning with the first capital call on July 29, 2019.
(5)Ratio of gross expenses to average net assets is computed using expenses before waivers from the Administrator.
(6)Ratio of net expenses to average net assets is computed using total expenses net of waivers from the Administrator.

AG Twin Brook BDC, Inc.
Notes to Consolidated Financial Statements - Continued
(7)Portfolio turnover rate is calculated using the lesser of total sales or total purchases over the average of the investments at fair value for the periods reported.
(8)Asset coverage ratio is equal to (i) the sum of (A) net assets at the end of the period and (B) total debt outstanding at the end of the period, divided by (ii) total debt outstanding at the end of the period. The ratio is not applicable as of December 31, 2022, 2021, and 2020 as there was no debt outstanding at the end of those periods.
Note 13.  Subsequent Events
The Company’s management evaluated subsequent events through the date of issuance of these consolidated financial statements.  There have been no subsequent events that occurred that would require disclosure in, or would be required to be recognized in, these consolidated financial statements.

Report of Independent Registered Public Accounting Firm

To Management of AGTB Private BDC

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of assets and liabilities, including the consolidated schedule of investments, of AGTB Private BDC and its subsidiaries (the “Company”) as of December 31, 2022, and the related consolidated statements of operations, of changes in net assets and of cash flows for the period from January 27, 2022 (Inception) to December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations, changes in its net assets and its cash flows for the period from January 27, 2022 (Inception) to December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our procedures included confirmation of securities owned as of December 31, 2022 by correspondence with the custodian and underlying investee companies. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
New York, New York
March 16, 2023

We have served as the auditor of one or more investment companies in the AG Twin Brook BDC group since 2019.

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, New York 10017
T: (646) 471 3000, www.pwc.com/us

AGTB Private BDC
Consolidated Statement of Assets and Liabilities
(Amounts in thousands, except share and per share amounts)

December 31, 2022

Assets
Investments at fair value:
Non-controlled/non-affiliated investments at fair value (amortized cost of $795,429)	$797,019
Non-controlled/affiliated investments at fair value (amortized cost of $27,234)	27,468
Cash	22,659
Restricted cash	15,850
Deferred financing costs	7,892
Interest receivable	6,023
Deferred offering costs	459
Prepaid expenses	138
Total assets	$877,508
Liabilities
Debt (Note 5)	$323,200
Dividend payable	15,707
Interest payable	4,782
Income incentive fee payable	1,412
Management fees payable	1,397
Accrued expenses and other liabilities payable to affiliate	1,064
Deferred income	614
Capital gains incentive fee payable	249
Due to affiliate	188
Total liabilities	348,613
Commitments and contingencies (Note 7)
Net assets
Common shares $0.001 par value, unlimited shares authorized; 20,943,030 shares issued and outstanding	$21
Additional paid-in-capital	528,878
Total distributable earnings (loss)	(4)
Total net assets	528,895
Total liabilities and net assets	$877,508
Net asset value per share	$25.25

AGTB Private BDC
Consolidated Statements of Operations
(Amounts in thousands, except share and per share amounts)

Period from January 27, 2022 (Inception) to December 31, 2022
Investment income
Investment income from non-controlled, non-affiliated investments:
Interest	$26,386
Other	2,855
Total investment income from non-controlled, non-affiliated investments:	29,241
Total investment income	29,241
Expenses
Interest	$8,172
Management fees	2,253
Income incentive fees	2,061
Other	630
Administrative fees(1)	518
Professional fees	440
Accounting fees	413
Offering costs	401
Organizational costs	391
Insurance fees	264
Capital gains incentive fees	249
Trustees' fees	143
Total net expenses	15,935
Net investment income (loss)	13,306
Net realized and change in unrealized gain (loss) on investment transactions
Net realized gain (loss) on investment transactions:
Non-controlled, non-affiliated investments	172
Net change in unrealized gain (loss) on investment transactions:
Non-controlled, non-affiliated investments	1,590
Non-controlled, affiliated investments	234
Total net realized and change in unrealized gain (loss) on investment transactions	1,996
Net increase (decrease) in net assets resulting from operations	$15,302
Net investment income (loss) per share - basic and diluted	$1.56
Earnings (loss) per share - basic and diluted	$1.79
Weighted average shares outstanding - basic and diluted	8,534,410
(1)Refer to Note 6 - Agreements and Related Party Transactions

AGTB Private BDC
Consolidated Statements of Changes in Net Assets
(Amounts in thousands, except share amounts)

Period from January 27, 2022 (Inception) to December 31, 2022
Increase (decrease) in net assets resulting from operations
Net investment income (loss)	$13,306
Net change in realized gain (loss)	172
Net change in unrealized gain (loss)	1,824
Net increase (decrease) in net assets resulting from operations	15,302
Dividends
Dividends declared from earnings	(15,707)
Net decrease in net assets resulting from dividends	(15,707)
Capital share transactions
Issuance of common shares	529,300
Net increase (decrease) in net assets resulting from capital share transactions	529,300
Total increase (decreases) in net assets	528,895
Net assets, at beginning of period	—
Net assets, at end of period	$528,895

Capital share activity
Shares issued	20,943,030
Net increase in shares outstanding	20,943,030
Dividends declared per share	$0.75

AGTB Private BDC
Consolidated Statement of Cash Flows
(Amounts in thousands)

Period from January 27, 2022 (Inception) to December 31, 2022
Cash flows from operating activities
Net increase (decrease) in net assets resulting from operations	$15,302
Adjustments to reconcile net increase (decrease) in net assets resulting from operations to net cash provided by (used in) operating activities:
Net realized (gain) loss on investments	(172)
Net change in unrealized (appreciation) depreciation on investments	(1,824)
Net accretion on debt instruments	(1,139)
Net paydown gain on debt instruments	(188)
Purchases and drawdowns of investments	(909,087)
Proceeds from sales and paydowns of investments	87,923
Amortization of deferred financing costs	1,106
Amortization of deferred offering costs	401
Change in operating assets and liabilities:
(Increase) decrease in interest receivable	(6,023)
(Increase) decrease in prepaid expenses	(138)
Increase (decrease) in interest payable	4,782
Increase (decrease) in income incentive fees payable	1,412
Increase (decrease) in management fees payable	1,397
Increase (decrease) in accrued expenses and other liabilities payable to affiliate	1,064
Increase (decrease) in capital gains incentive fees payable	249
Increase (decrease) in deferred income	614
Increase (decrease) in due to affiliate	188
Net cash provided by (used in) operating activities	(804,133)
Cash flows from financing activities
Proceeds from issuance of common shares	529,300
Borrowings on debt	578,400
Payments on debt	(255,200)
Payments for deferred financing costs	(8,998)
Payments for deferred offering costs	(860)
Net cash provided by (used in) financing activities	842,642
Net change in cash and restricted cash	38,509
Cash and Restricted Cash
Cash, beginning of period	—
Cash, end of period	$38,509

Supplemental and non-cash information
Cash paid during the period for interest	$2,284

The following table provides a reconciliation of cash and restricted cash reported within the consolidated statement of assets and liabilities:
Cash	$22,659

Restricted cash	15,850
Total cash and restricted cash	$38,509

AGTB Private BDC
Consolidated Schedule of Investments
As of December 31, 2022
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread	Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Investments
Non-controlled/non-affiliated senior secured debt (5)
Air freight and logistics
Load One Purchaser Corporation (6)	First lien senior secured delayed draw term loan	S + 6.00%	10.84%	6/21/2028	$6,080	$(103)	$(101)	(0.02)%
Load One Purchaser Corporation	First lien senior secured revolving loan	S + 6.00%	10.84%	6/21/2028	3,482	285	291	0.06%
Load One Purchaser Corporation	First lien senior secured term loan	S + 6.00%	10.84%	6/21/2028	13,477	13,225	13,252	2.51%
Zipline Logistics, LLC (6)	First lien senior secured delayed draw term loan	S + 5.75%	10.59%	9/19/2027	4,527	(85)	(79)	(0.01)%
Zipline Logistics, LLC (6)	First lien senior secured revolving loan	S + 5.75%	10.59%	9/19/2027	1,687	(32)	(29)	(0.01)%
Zipline Logistics, LLC	First lien senior secured term loan	S + 5.75%	10.59%	9/19/2027	6,924	6,792	6,804	1.29%
						20,082	20,138	3.82%
Auto components
Raneys, LLC (6)	First lien senior secured revolving loan	S + 5.75%	10.59%	6/7/2027	$1,522	$(27)	$(25)	0.00%
Raneys, LLC	First lien senior secured term loan	S + 5.75%	10.59%	6/7/2027	7,364	7,231	7,243	1.37%
						7,204	7,218	1.37%
Chemicals
Custom Agronomics Holdings, LLC (6)	First lien senior secured revolving loan	S + 6.50%	11.34%	8/26/2027	$2,312	$(43)	$(40)	(0.01)%
Custom Agronomics Holdings, LLC	First lien senior secured term loan	S + 6.50%	11.34%	8/26/2027	3,930	3,853	3,863	0.73%
						3,810	3,823	0.72%
Commercial services and supplies
Industrial Air Flow Dynamics, Inc.	First lien senior secured revolving loan	P + 5.25%	12.75%	8/5/2028	$2,537	$376	$380	0.07%
Industrial Air Flow Dynamics, Inc.	First lien senior secured term loan	S + 6.25%	10.67%	8/5/2028	17,757	17,412	17,452	3.30%
						17,788	17,832	3.37%
Construction and engineering
Ironhorse Purchaser, LLC (6)	First lien senior secured delayed draw term loan	S + 6.50%	11.34%	9/30/2027	$9,413	$(82)	$(70)	(0.01)%
Ironhorse Purchaser, LLC	First lien senior secured revolving loan	S + 6.50%	11.33%	9/30/2027	4,210	1,960	1,968	0.37%
Ironhorse Purchaser, LLC	First lien senior secured term loan	S + 6.50%	11.34%	9/30/2027	30,605	30,312	30,376	5.74%
Rose Paving, LLC	First lien senior secured revolving loan	S + 5.75%	10.57%	11/7/2028	4,560	2,442	2,442	0.46%
Rose Paving, LLC	First lien senior secured term loan	S + 5.75%	10.55%	11/7/2028	16,853	16,439	16,439	3.11%
						51,071	51,155	9.67%
Containers and packaging
Bulk Lift International, LLC (6)	First lien senior secured revolving loan	S + 6.75%	11.28%	11/15/2027	$1,748	$(43)	$(43)	(0.01)%
Bulk Lift International, LLC	First lien senior secured term loan	S + 6.75%	11.28%	11/15/2027	5,816	5,673	5,673	1.07%
K-1 Packaging Group, LLC (6)	First lien senior secured revolving loan	S + 6.00%	10.84%	10/6/2027	6,748	(161)	(152)	(0.03)%
K-1 Packaging Group, LLC	First lien senior secured term loan	S + 6.00%	10.84%	10/6/2027	33,115	32,317	32,370	6.12%
Sixarp, LLC (6)	First lien senior secured delayed draw term loan	S + 5.50%	10.34%	8/5/2027	3,180	(57)	(54)	(0.01)%

AGTB Private BDC
Consolidated Schedule of Investments
As of December 31, 2022
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread	Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Sixarp, LLC (6)	First lien senior secured revolving loan	S + 5.50%	10.34%	8/5/2027	3,732	(69)	(63)	(0.01)%
Sixarp, LLC	First lien senior secured term loan	S + 5.50%	10.34%	8/5/2027	19,825	19,443	19,482	3.68%
						57,103	57,213	10.81%
Diversified consumer services
ACES Intermediate, LLC (6)	First lien senior secured revolving loan	S + 5.75%	10.63%	7/27/2027	$6,964	$(127)	$(117)	(0.02)%
ACES Intermediate, LLC	First lien senior secured term loan	S + 5.75%	10.63%	7/27/2027	31,376	30,789	30,859	5.83%
Esquire Deposition Solutions, LLC (6)	First lien senior secured delayed draw term loan	S + 6.50%	10.92%	12/30/2027	3,845	(115)	(115)	(0.02)%
Esquire Deposition Solutions, LLC (6)	First lien senior secured revolving loan	S + 6.50%	10.92%	12/30/2027	2,162	(65)	(65)	(0.01)%
Esquire Deposition Solutions, LLC	First lien senior secured term loan	S + 6.50%	10.92%	12/30/2027	13,458	13,054	13,054	2.47%
Yard-Nique, Inc (6)	First lien senior secured delayed draw term loan	S + 6.00%	9.71%	4/30/2026	6,086	(72)	(68)	(0.01)%
Yard-Nique, Inc	First lien senior secured revolving loan	S + 5.00%	8.71%	4/30/2026	870	250	251	0.05%
Yard-Nique, Inc	First lien senior secured term loan	S + 6.00%	9.71%	4/30/2026	6,739	6,651	6,661	1.26%
						50,365	50,460	9.55%
Electrical equipment
WCI Volt Purchaser, LLC (6)	First lien senior secured revolving loan	S + 5.75%	10.59%	9/15/2028	$2,249	$(43)	$(39)	(0.01)%
WCI Volt Purchaser, LLC	First lien senior secured term loan	S + 5.75%	10.59%	9/15/2028	10,035	9,841	9,859	1.86%
						9,798	9,820	1.85%
Electronic equipment, instruments and components
ITSavvy LLC (6)	First lien senior secured delayed draw term loan	S + 5.25%	8.76%	8/8/2028	$3,043	$(25)	$(22)	0.00%
ITSavvy LLC (6)	First lien senior secured revolving loan	S + 5.25%	9.68%	8/8/2028	1,741	(16)	(13)	0.00%
ITSavvy LLC	First lien senior secured term loan	S + 5.25%	8.76%	8/8/2028	11,244	11,138	11,162	2.11%
						11,097	11,127	2.11%
Food and staples retailing
Universal Pure, LLC (6)	First lien senior secured delayed draw term loan	S + 6.00%	10.24%	10/31/2028	$5,236	$(140)	$(140)	(0.03)%
Universal Pure, LLC (6)(8)	First lien senior secured revolving loan	S + 6.00%	10.24%	10/31/2028	6,992	(187)	(187)	(0.04)%
Universal Pure, LLC	First lien senior secured term loan	S + 6.00%	10.24%	10/31/2028	29,898	29,088	29,088	5.50%
						28,761	28,761	5.43%
Food products
BPCP WLF Intermedco LLC (6)	First lien senior secured delayed draw term loan	S + 6.00%	10.73%	8/19/2027	$5,846	$(108)	$(100)	(0.02)%
BPCP WLF Intermedco LLC	First lien senior secured revolving loan	S + 6.00%	10.75%	8/19/2027	3,383	1,291	1,295	0.24%
BPCP WLF Intermedco LLC	First lien senior secured term loan	S + 6.00%	10.73%	8/19/2027	23,326	22,883	22,923	4.33%
Sun Orchard, LLC	First lien senior secured revolving loan	S + 5.25%	9.69%	7/8/2027	5,223	254	261	0.05%
Sun Orchard, LLC	First lien senior secured term loan	S + 5.25%	10.09%	7/8/2027	9,456	9,279	9,297	1.76%
						33,599	33,676	6.36%
Health care equipment and supplies

AGTB Private BDC
Consolidated Schedule of Investments
As of December 31, 2022
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread	Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Medical Technology Associates, Inc. (6)	First lien senior secured revolving loan	S + 6.00%	10.84%	7/25/2028	$1,929	$(36)	$(33)	(0.01)%
Medical Technology Associates, Inc.	First lien senior secured term loan	S + 6.00%	10.84%	7/25/2028	6,713	6,585	6,599	1.25%
Nasco Healthcare Inc. (6)(7)	First lien senior secured revolving loan	S + 5.75%	10.48%	6/30/2025	3,322	(38)	(38)	(0.01)%
Nasco Healthcare Inc.	First lien senior secured term loan	S + 5.75%	10.48%	6/30/2025	17,811	17,605	17,605	3.33%
Surplus Solutions, LLC (6)	First lien senior secured revolving loan	S + 6.00%	10.66%	11/30/2027	1,771	(44)	(44)	(0.01)%
Surplus Solutions, LLC	First lien senior secured term loan	S + 6.00%	10.66%	11/30/2027	10,143	9,894	9,894	1.87%
						33,966	33,983	6.42%
Health care providers and services
ADVI Health, LLC (6)	First lien senior secured revolving loan	S + 7.00%	11.67%	11/29/2027	$1,062	$(26)	$(26)	0.00%
ADVI Health, LLC	First lien senior secured term loan	S + 7.00%	11.67%	11/29/2027	6,242	6,089	6,089	1.15%
Benefit Plan Administrators of Eau Claire, LLC (6)	First lien senior secured delayed draw term loan	S + 5.50%	9.19%	6/7/2026	7,318	(96)	(92)	(0.02)%
Benefit Plan Administrators of Eau Claire, LLC (6)	First lien senior secured revolving loan	S + 5.50%	9.19%	6/7/2026	1,672	(23)	(21)	0.00%
Benefit Plan Administrators of Eau Claire, LLC	First lien senior secured term loan	S + 5.50%	9.19%	6/7/2026	12,962	12,779	12,800	2.42%
Change Academy at Lake of the Ozarks, LLC (6)	First lien senior secured revolving loan	S + 5.25%	9.98%	8/2/2027	5,786	(106)	(98)	(0.02)%
Change Academy at Lake of the Ozarks, LLC	First lien senior secured term loan	S + 5.25%	9.98%	8/2/2027	29,547	28,992	29,043	5.49%
Endodontic Practice Partners, LLC	First lien senior secured delayed draw term loan	S + 5.75%	10.90%	11/2/2027	16,705	11,621	11,621	2.20%
Endodontic Practice Partners, LLC (6)	First lien senior secured revolving loan	S + 5.75%	10.64%	11/2/2027	1,918	(37)	(37)	(0.01)%
Endodontic Practice Partners, LLC	First lien senior secured term loan	S + 5.75%	10.64%	11/2/2027	14,927	14,636	14,636	2.77%
IPC Pain Acquistion, LLC (6)	First lien senior secured delayed draw term loan	S + 6.00%	10.44%	5/19/2027	10,830	(112)	(107)	(0.02)%
IPC Pain Acquistion, LLC (6)	First lien senior secured revolving loan	S + 6.00%	10.44%	5/19/2027	1,115	(15)	(13)	0.00%
IPC Pain Acquistion, LLC	First lien senior secured term loan	S + 6.00%	10.44%	5/19/2027	2,785	2,745	2,751	0.52%
NH Kronos Buyer, Inc. (6)	First lien senior secured revolving loan	S + 10.00%	14.24%	11/1/2028	12,443	(363)	(363)	(0.07)%
NH Kronos Buyer, Inc.	First lien senior secured term loan	S + 6.25%	10.49%	11/1/2028	68,063	66,054	66,365	12.55%
Propio LS, LLC	First lien senior secured revolving loan	S + 5.50%	10.46%	8/2/2027	3,619	2,648	2,653	0.50%
Propio LS, LLC	First lien senior secured term loan	S + 5.50%	10.38%	8/2/2027	19,840	19,470	19,503	3.69%
Purpose Home Health Acquisition, LLC (6)	First lien senior secured delayed draw term loan	S + 6.25%	11.19%	11/3/2027	6,682	(145)	(145)	(0.03)%
Purpose Home Health Acquisition, LLC (6)	First lien senior secured revolving loan	S + 6.25%	11.19%	11/3/2027	1,918	(42)	(42)	(0.01)%
Purpose Home Health Acquisition, LLC	First lien senior secured term loan	S + 6.25%	11.19%	11/3/2027	7,961	7,788	7,786	1.47%
Spear Education Holdings, LLC (6)	First lien senior secured revolving loan	S + 7.50%	11.94%	12/15/2027	4,463	(122)	(122)	(0.02)%
Spear Education Holdings, LLC	First lien senior secured term loan	S + 7.50%	11.94%	12/15/2027	18,858	18,340	18,339	3.47%
US Foot and Ankle Specialists, LLC	First lien senior secured delayed draw term loan	S + 5.25%	9.69%	9/15/2026	16,598	5,908	5,913	1.12%
US Foot and Ankle Specialists, LLC	First lien senior secured revolving loan	S + 5.25%	9.69%	9/15/2026	2,699	631	635	0.12%
US Foot and Ankle Specialists, LLC	First lien senior secured term loan	S + 5.25%	9.69%	9/15/2026	21,020	20,672	20,705	3.91%
						217,286	217,773	41.18%
Health care technology

AGTB Private BDC
Consolidated Schedule of Investments
As of December 31, 2022
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread	Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
AHR Intermediate, Inc (6)	First lien senior secured delayed draw term loan	S + 5.75%	10.19%	7/29/2027	$5,202	$(31)	$(47)	(0.01)%
AHR Intermediate, Inc	First lien senior secured revolving loan	S + 5.75%	10.19%	7/29/2027	7,708	630	697	0.13%
AHR Intermediate, Inc	First lien senior secured term loan	S + 5.75%	10.19%	7/29/2027	24,292	24,012	24,050	4.55%
						24,611	24,700	4.67%
Household durables
CPS Power Buyer, LLC (6)	First lien senior secured delayed draw term loan	S + 6.50%	10.89%	9/26/2027	$3,018	$(57)	$(53)	(0.01)%
CPS Power Buyer, LLC (6)	First lien senior secured revolving loan	S + 6.50%	10.89%	9/26/2027	1,687	(32)	(29)	(0.01)%
CPS Power Buyer, LLC	First lien senior secured term loan	S + 6.50%	10.89%	9/26/2027	5,118	5,019	5,028	0.95%
Kwalu, LLC (6)	First lien senior secured revolving loan	S + 6.00%	10.84%	9/23/2027	5,061	(96)	(88)	(0.02)%
Kwalu, LLC	First lien senior secured term loan	S + 6.00%	10.84%	9/23/2027	24,836	24,363	24,405	4.61%
MacKenzie Childs Acquisition, Inc.	First lien senior secured revolving loan	S + 6.00%	10.73%	9/2/2027	3,374	2,877	2,883	0.55%
MacKenzie Childs Acquisition, Inc.	First lien senior secured term loan	S + 6.00%	10.73%	9/2/2027	18,063	17,807	17,842	3.37%
						49,881	49,988	9.44%
IT services
ARC Healthcare Technologies, LLC	First lien senior secured delayed draw term loan	S + 5.25%	10.09%	6/22/2025	$7,340	$661	$668	0.13%
ARC Healthcare Technologies, LLC (6)	First lien senior secured revolving loan	S + 5.25%	10.09%	6/22/2025	3,341	(34)	(30)	(0.01)%
ARC Healthcare Technologies, LLC	First lien senior secured term loan	S + 5.25%	10.09%	6/22/2025	23,421	23,173	23,210	4.39%
Icreon Holdings, LLC (6)	First lien senior secured revolving loan	S + 6.50%	10.94%	10/26/2027	1,049	(25)	(25)	0.00%
Icreon Holdings, LLC	First lien senior secured term loan	S + 6.50%	10.94%	10/26/2027	8,265	8,063	8,063	1.52%
						31,838	31,886	6.03%
Machinery
Double E Company, LLC (6)	First lien senior secured delayed draw term loan	S + 6.00%	10.55%	6/21/2028	$1,969	$(17)	$(14)	0.00%
Double E Company, LLC	First lien senior secured revolving loan	P + 5.00%	12.50%	6/21/2028	3,044	671	677	0.13%
Double E Company, LLC	First lien senior secured term loan	S + 6.00%	10.55%	6/21/2028	17,455	17,290	17,337	3.28%
						17,944	18,000	3.41%
Media
Optimized Marketing Acquisition, LLC	First lien senior secured revolving loan	S + 5.75%	10.97%	8/19/2027	$3,383	$1,460	$1,465	0.28%
Optimized Marketing Acquisition, LLC	First lien senior secured term loan	S + 5.75%	10.97%	8/19/2027	26,168	25,664	25,717	4.86%
RKD Group, LLC (6)	First lien senior secured revolving loan	S + 6.00%	10.73%	8/17/2028	4,905	(69)	(60)	(0.01)%
RKD Group, LLC	First lien senior secured term loan	S + 6.00%	10.73%	8/17/2028	33,676	33,191	33,260	6.29%
WTWH Buyer, LLC (6)	First lien senior secured revolving loan	S + 6.50%	11.26%	12/16/2027	1,638	(41)	(41)	(0.01)%
WTWH Buyer, LLC	First lien senior secured term loan	S + 6.50%	11.26%	12/16/2027	10,196	9,942	9,941	1.88%
						70,147	70,282	13.29%
Professional services
Helpware, Inc.	First lien senior secured revolving loan	S + 5.75%	10.59%	9/8/2026	$5,061	$1,792	$1,800	0.34%
Helpware, Inc.	First lien senior secured term loan	S + 5.75%	10.41%	9/8/2026	14,114	13,934	13,956	2.64%

AGTB Private BDC
Consolidated Schedule of Investments
As of December 31, 2022
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread	Interest Rate	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
						15,726	15,756	2.98%
Software
Shasta Buyer, LLC	First lien senior secured revolving loan	S + 6.25%	11.09%	8/9/2028	$2,199	$196	$199	0.04%
Shasta Buyer, LLC	First lien senior secured term loan	S + 6.25%	11.09%	8/9/2028	11,663	11,436	11,462	2.17%
						11,632	11,661	2.21%

Specialty retail
Soccer Post Acquisition, LLC	First lien senior secured delayed draw term loan	S + 5.75%	10.91%	6/30/2027	$1,520	$1,420	$1,422	0.27%
Soccer Post Acquisition, LLC	First lien senior secured revolving loan	S + 5.75%	10.59%	6/30/2027	1,741	1,017	1,020	0.19%
Soccer Post Acquisition, LLC	First lien senior secured term loan	S + 5.75%	10.59%	6/30/2027	7,590	7,465	7,480	1.41%
						9,902	9,922	1.87%
Trading companies and distributors
Ascent Lifting, Inc. (6)	First lien senior secured revolving loan	S + 6.50%	10.17%	9/9/2027	$1,350	$(25)	$(23)	0.00%
Ascent Lifting, Inc.	First lien senior secured term loan	S + 6.50%	10.17%	9/9/2027	5,118	5,019	5,029	0.95%
NEFCO Holding Company, LLC	First lien senior secured delayed draw term loan	S + 6.50%	9.87%	8/5/2028	2,631	2,611	2,585	0.49%
NEFCO Holding Company, LLC	First lien senior secured delayed draw term loan	S + 6.50%	9.87%	8/5/2028	2,192	124	122	0.02%
NEFCO Holding Company, LLC (6)	First lien senior secured delayed draw term loan	S + 6.50%	11.30%	8/5/2024	2,192	(40)	(38)	(0.01)%
NEFCO Holding Company, LLC (6)	First lien senior secured revolving loan	S + 6.50%	11.30%	8/5/2028	3,045	(57)	(52)	(0.01)%
NEFCO Holding Company, LLC	First lien senior secured term loan	S + 6.50%	11.30%	8/5/2028	14,469	14,186	14,222	2.69%
						21,818	21,845	4.13%
Total non-controlled/non-affiliated senior secured debt						$795,429	$797,019	150.70%

Non-controlled/affiliated investments
Multisector holdings
Twin Brook Equity Holdings, LLC(9)(10)	Equity - 5.09% membership interest					$27,234	$27,468	5.19%
Total non-controlled/affiliated investments						$27,234	$27,468	5.19%
Total investments						$822,663	$824,487	155.89%
(1)Unless otherwise indicated, all investments are considered Level 3 investments. Under section 55(a) of the 1940 Act, we may not acquire any non-qualifying asset unless, at the time such acquisition is made, qualifying assets represent at least 70% of our total assets. The status of these assets under the 1940 Act is subject to change. The Company monitors the status of these assets on an ongoing basis. As of December 31, 2022, there were no non-qualifying assets.
(2)Unless otherwise indicated, all investments represent co-investments made with the Company’s affiliates in accordance with the terms of the exemptive relief that the Company received from the U.S. Securities and Exchange Commission. Refer to Note 6 for further information.
(3)Principal/par amount is denominated in U.S. Dollars (“$”) unless otherwise noted.
(4)The amortized cost represents the original cost adjusted for the amortization of discounts and premiums, as applicable, on debt investments using the effective interest method.

AGTB Private BDC
Consolidated Schedule of Investments
As of December 31, 2022
(Amounts in thousands)
(5)Unless otherwise indicated, the interest rate on the principal balance outstanding for all floating rate loans is indexed to the Term Secured Overnight Financing Rate (“Term SOFR” or “S”) and/or an alternate base rate (e.g. prime rate (“P”)), which typically resets semiannually, quarterly, or monthly at the borrower’s option. The applicable base rate may be subject to a floor. The borrower may also elect to have multiple interest reset periods for each loan. For each of these loans, the applicable margin has been provided over Term SOFR based on each respective credit agreement. As of December 31, 2022, the reference rates for the floating rate loans were the Term SOFR of 4.30% and the Prime Rate of 7.50%.
(6)Represents revolvers and delayed draw term loans where the entire balance is unfunded as of December 31, 2022. The negative fair value is a result of the commitment being valued below par. Refer to Note 7 for further information.
(7)Principal balance includes reserve for letter of credit of $265,760 on which the borrower pays 5.75%.
(8)Principal balance includes reserve for letter of credit of $156 on which the borrower pays 6.00%.
(9)As a practical expedient, the Company uses net asset value (“NAV”) to determine the fair value of this investment. Consistent with FASB guidance under ASC 820, these investments are excluded from the hierarchical levels. This represents an investment in an affiliated fund.
(10)Securities exempt from registration under the Securities Act of 1933 (the “Securities Act”), and may be deemed to be “restricted securities” under the Securities Act. As of December 31, 2022, the aggregate fair value of these securities is $27,468 or 5.19% of the Company's net assets.

AGTB Private BDC
Notes to Consolidated Financial Statements
Note 1.  Organization

AGTB Private BDC (the “Company” or “Private BDC”) is a Delaware statutory trust which was formed on January 27, 2022 (date of inception). The Company has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). In addition, for tax purposes, the Company will elect to be treated as a Regulated Investment Company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). The Company is a specialty finance company focused on lending to U.S. middle market companies with between $3 million and $50 million in annual earnings before interest, taxes, depreciation and amortization (“EBITDA”); however, the Company intends to focus its investing in companies with EBITDA of less than $25 million. The Company’s investment objective is to generate attractive, consistent, total returns, predominantly in the form of current income and, to a lesser extent, capital appreciation, by targeting investment opportunities with favorable risk-adjusted returns. The Company invests primarily in senior secured debt, and may also take advantage of opportunistic investments in other parts of the capital structure, including senior secured stretch and unitranche facilities, second lien loans, mezzanine and mezzanine-related loans, and equity investments.

AGTB Fund Manager, LLC (the “Adviser”), a wholly-owned subsidiary of Angelo, Gordon & Co., L.P. (“Angelo Gordon”), serves as the investment adviser of the Company. The Adviser is registered as an investment adviser with the U.S. Securities and Exchange Commission (the “SEC”) under the Investment Advisers Act of 1940.

The Company conducts private offerings (each, a “Private Offering”), where investors make a capital commitment to purchase the Company’s common shares of beneficial interest (“the common shares”) pursuant to a subscription agreement entered into with the Company. Investors will be required to make capital contributions to purchase the Company’s common shares each time the Company delivers a drawdown notice. The initial closing of the Private Offering occurred on April 19, 2022 (the “Initial Closing”), and additional closings of the Private Offering are expected to occur from time to time as determined by the Company, until and including the twelve-month anniversary of the Initial Closing. The Adviser does not intend to list the common shares on any securities exchange and the common shares will not be publicly traded.

The Company commenced its loan origination and investment activities with the initial drawdown from investors in a Private Offering on May 10, 2022 (the commencement of operations). The Company made its first portfolio company investment in May 2022 .

On January 1, 2023, the Company, completed its merger (the “Merger”) with AG Twin Brook Capital Income Fund, a Delaware statutory trust (“TCAP”), with TCAP continuing as the surviving company and the Company continuing as the accounting survivor. The Merger was completed pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated December 30, 2022, by and between TCAP and Private BDC. TCAP is a public, non-exchange traded BDC, with the same investment manager and investment objective as Private BDC.

The Boards of Trustees of both TCAP and Private BDC (each, a “Board” and together the “Boards”), in each case, including the majority of the trustees who are not “interested persons” (as such term is defined in the Investment Company Act of 1940, as amended (the “1940 Act”)), approved the Merger Agreement and the transactions contemplated thereby, consistent with the requirements under Rule 17a-8 of the 1940 Act. As a result, and as previously disclosed in TCAP’s registration statement on Form N-2, the Merger did not require shareholder approval by the shareholders of either TCAP or Private BDC for the Merger to be effected. The Merger Agreement contains customary representations and warranties by each of TCAP and Private BDC. The Merger Agreement also contains customary covenants, including, among others, covenants relating to the operation of each of TCAP’s and Private BDC’s businesses during the period prior to the closing of the Merger. Pursuant to the Merger Agreement, TCAP and Private BDC intend the Merger to be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and each received an opinion to that effect from Simpson, Thacher & Bartlett LLP in connection with the closing.

AGTB Private BDC
Notes to Consolidated Financial Statements
Pursuant to the Merger Agreement, TCAP and Private BDC caused the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware on December 30, 2022. The Merger became effective on January 1, 2023 (the “Effective Time”), as agreed to by the parties and specified in the Certificate of Merger. Pursuant to the Merger Agreement, Private BDC withdrew its BDC election and deregistered its common shares of beneficial interest, par value $0.001 per share (“AGTB Common Shares”) by filing forms N-54C and 15-12G with the SEC on January 5, 2023.

At the Effective Time, common shares of beneficial interest, par value $0.001 per share, of Private BDC outstanding immediately prior to the Effective Time were converted into a number of Class I common shares of beneficial interest, par value $0.001 per share, of TCAP (the “TCAP Common Shares”) equal to a ratio of one to one. As a result, TCAP issued an aggregate of approximately 20,943,030 TCAP Common Shares to former Private BDC shareholders. The TCAP Common Shares issued and outstanding immediately prior to the Effective Time remained outstanding upon the Effective Time and were unaffected by the Merger. As a result, immediately following the Merger, TCAP had approximately 20,945,030 Class I Common Shares outstanding, and no Class S or D Common Shares outstanding.
Note 2.  Significant Accounting Policies
Basis of Accounting
The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).  The Company is an investment company and accordingly follows the investment company accounting and reporting guidance of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (“ASC”) Topic 946, Financial Services – Investment Companies. These consolidated financial statements reflect adjustments that in the opinion of management are necessary for the fair statement of the financial position and results of operations for the periods presented herein. The Company commenced operations on May 10, 2022 and its fiscal year ends on December 31.
Principles of Consolidation
The Company conducts certain of its activities through its wholly-owned subsidiaries Twin Brook Capital Funding XXXIII, LLC, Twin Brook Equity XXXIII Corp.,Twin Brook Capital Funding XXXIII MSPV, LLC, and Twin Brook Capital Funding XXXIII ASPV, LLC. The Company consolidates subsidiaries that are controlled by the Company. All intercompany balances and transactions have been eliminated in consolidation.
Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
Cash
Cash is comprised of cash on deposit with major financial institutions. The Company places its cash with high credit quality institutions to minimize credit risk exposure.

Restricted Cash
Restricted cash represents cash held through certain of the Company’s wholly-owned subsidiaries that may only be used to purchase additional collateral loans, pay accrued interest on advances, fund certain expenses, and prepay outstanding advances in connection with the Company’s asset facilities.

AGTB Private BDC
Notes to Consolidated Financial Statements
Investment Related Transactions, Revenue Recognition and Expenses
Investment transactions and the related revenue and expenses are recorded on a trade-date basis. Realized gains and losses on investment transactions are determined using the specific identification method. All costs associated with consummated investments are included in the cost of such investments. Broken deal expenses incurred in connection with investment transactions which are not successfully consummated are expensed as a component of “Other” expense on the consolidated statement of operations.
Interest income and interest expense are recognized on an accrual basis. Interest income on debt instruments is accrued and recognized for those issuers who are currently paying in full or expected to pay in full. For those issuers who are in default or expected to default, interest is not accrued and is only recognized when received. Interest income and expense include discounts accreted and premiums amortized on certain debt instruments as determined in good faith by the Company and calculated using the effective interest method. Loan origination fees, original issue discounts and market discounts or premiums are capitalized as part of the underlying cost of the investments and accreted or amortized over the life of the investment as interest income.
Paydown gains and losses on investments in debt instruments are reported in “Interest” income on the consolidated statement of operations. Interest received in-kind, computed at the contractual rate specified in each investment agreement, is added to the principal balance of the investment and reported as “Interest” income on the consolidated statement of operations. The Company records dividend income from private securities pursuant to the terms of the respective investments.
The Company may earn various fees during the life of the loans. Such fees include, but are not limited to, syndication, commitment, administration, prepayment and amendment fees, some of which are paid to the Company on an ongoing basis. These fees and any other income are recognized as earned as a component of "Other" income on the consolidated statement of operations.
Investments at Fair Value
The Company applies Financial Accounting Standards Board Accounting Standards Codification Topic 820, Fair Value Measurements (“ASC 820”), as amended, which establishes a framework for measuring fair value in accordance with U.S. GAAP and required disclosures of fair value measurements. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. In accordance with ASC 820, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). ASC 820 establishes three levels of the fair value hierarchy as follows:
Level 1Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;
Level 2Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;
Level 3Inputs that are unobservable.
Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, interest rates, specific and broad credit data, liquidity statistics, and other factors. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement; however, the determination of what constitutes “observable” requires significant judgment by the Company. The Company considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is

AGTB Private BDC
Notes to Consolidated Financial Statements
based upon the pricing transparency of the instrument and does not necessarily correspond to the Company’s perceived risk of that instrument.
The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company, the Board, and the Adviser in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy.
Investments in investment funds include vehicles structured for the purpose of investing in privately held common and preferred equity interests. Fair values are generally determined utilizing the net asset value (“NAV”) supplied by, or on behalf of, management of each investment fund, which is net of management and incentive fees or allocations charged by the investment fund, if applicable, and is in accordance with the “practical expedient”, as defined by FASB Accounting Standards Update (“ASU”) 2009-12, Investments in Certain Entities that Calculate NAV per Share. NAVs received by, or on behalf of, management of each investment fund are based on the fair value of the investment funds’ underlying investments in accordance with policies established by management of each investment fund, as described in each of their financial statements and offering memorandum. Withdrawals and distributions from investments in investment funds are at the discretion of the Adviser and may depend on the liquidation of underlying assets. Investments which are valued using NAV as a practical expedient are excluded from the above hierarchy.

The Board has designated the Adviser as its “valuation designee” pursuant to Rule 2a-5 under the 1940 Act (“Rule 2a-5”), and in that role, the Adviser is responsible for performing fair value determinations relating to all of the Company’s investments, including periodically assessing and managing any material valuation risks and establishing and applying fair value methodologies, in accordance with valuation policies and procedures that have been approved by the Board. Even though the Board designated the Adviser as “valuation designee” the Board is ultimately responsible for fair value determinations under the 1940 Act.
Under the valuation policies and procedures that have been approved by the Board, the Adviser conducts a multi-step valuation process, which includes, among other procedures, the following:
•The valuation process begins with each investment being initially valued using certain inputs provided by the investment professionals responsible for the portfolio investment in conjunction with the portfolio management team.
•The Adviser’s management reviews the preliminary valuations with the investment professionals.
•The Adviser determines the fair value of each investment; valuations that are not based on readily available market quotations are valued in good faith, based on, among other things, the input of the Adviser and, where applicable, other third parties. Valuation determinations are presented to the Board.
When determining the fair value of Level 3 investments, the Adviser may take into account the following factors, where relevant: recent transactions, the enterprise value of the underlying company, the nature and realizable value of any collateral, the underlying company’s ability to make payments and its earnings and discounted cash flows, the markets in which the underlying company does business, financial covenants, the seniority of the financial instrument in the capital structure of the company, comparisons to publicly traded securities, and changes in the interest rate environment and the credit markets generally that may affect the price at which similar investments may be made and other relevant factors. The primary method for determining enterprise value uses a multiple analysis whereby appropriate multiples are applied to the portfolio company’s net income before net interest expense, income tax expense, depreciation and amortization (“EBITDA”). The enterprise value analysis is performed to determine the value of equity investments and to determine if debt investments are credit impaired. If debt investments are credit impaired, the Adviser will use the enterprise value analysis or a liquidation basis analysis to determine fair value. For debt investments that are not determined to be credit impaired, the Adviser uses a market interest rate yield analysis to determine fair value.

AGTB Private BDC
Notes to Consolidated Financial Statements
The Company’s investments trade infrequently and when they are traded, the price may be unobservable, and as a result, multiple external pricing sources may not be available. In such instances, the Adviser may use an internal pricing model as either a corroborating or sole data point in determining the price. Pricing models take into account the contractual terms of the financial instrument, as well as relevant inputs, including where applicable, equity prices, interest rate yield curves, credit curves, correlation, and the creditworthiness of the counterparty. The Adviser generally engages third party firm(s) to assist in validating certain financial instruments where multiple external prices cannot be obtained. The third party firm(s) either independently determine prices or assess the reasonableness of the Adviser’s prices. The analyses provided by such third party firm(s) are reviewed and considered by the Adviser. As part of the risk management process, the Adviser reviews and analyzes the prices obtained from external pricing sources to evaluate their reliability and accuracy, which includes identifying and excluding vendor prices and broker quotations that the Adviser believes does not reflect fair value. In addition, the Adviser’s valuation committee meets regularly and engages in ongoing reviews of the valuation processes and procedures including reviews of methodology, ongoing accuracy, source quality and independence. Such reviews include, but are not limited to, comparison of current vendor prices and broker quotations against ongoing daily trading activity, vendor due diligence, and back testing.
Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.
Foreign Currency Translation
Amounts denominated in foreign currencies are translated into USD on the following basis: (i) investments and other assets and liabilities denominated in foreign currencies are translated into USD based upon currency exchange rates effective on the last business day of the period; and (ii) purchases and sales of investments, borrowings and repayments of such borrowings, income, and expenses denominated in foreign currencies are translated into USD based upon currency exchange rates prevailing on the transaction dates.
The Company does not isolate the portion of the results of operations resulting from changes in foreign exchange rates on investments from fluctuations arising from changes in market prices of securities held. Such fluctuations are included within net realized and change in unrealized gain (loss) on investments on the consolidated statement of operations. Unrealized gains and losses on foreign currency holdings and non-investment assets and liabilities attributable to the changes in foreign currency exchange rates are included in the net change in unrealized gain (loss) on foreign currency translation on the consolidated statements of operations. Net realized gains and losses on foreign currency holdings and non-investment assets and liabilities attributable to changes in foreign currency exchange rates are included in net realized gain (loss) on foreign currency transactions on the consolidated statements of operations.
Foreign security and currency translations may involve certain considerations and risks not typically associated with investing in U.S. companies and U.S. government securities. These risks include, but are not limited to, currency fluctuations and revaluations and future adverse political, social and economic developments, which could cause investments in foreign markets to be less liquid and prices more volatile than those of comparable U.S. companies or U.S. government securities.
Organizational Costs
Organizational costs to establish the Company are charged to expense as incurred. These expenses consist primarily of legal fees and other costs of organizing the Company.
Offering Costs
Offering costs in connection with the offering of common shares of the Company are capitalized as a deferred charge and amortized to expense on a straight-line basis over a twelve-month period. These expenses consist

AGTB Private BDC
Notes to Consolidated Financial Statements
primarily of legal fees and other costs incurred with the Company’s share offerings, the preparation of the Company’s registration statement, and registration fees.
Deferred Financing Costs
Deferred financing costs consist of financing costs incurred in connection with obtaining the Company’s financing facilities.  Such financing costs are capitalized and amortized over the life of the facility utilizing the straight-line method.  For the period from January 27, 2022 (Inception) to December 31, 2022, the Company paid approximately $9.0 million of financing costs. For the period from January 27, 2022 (Inception) to December 31, 2022, the Company amortized approximately $1.1 million of financing costs, which have been included in “Interest” expense on the consolidated statements of operations.
Deferred Income
Deferred income consists of annual administrative agent fees received in connection with the servicing of certain loan investments. Such fees are deferred when received and recognized as earned over the applicable period.  For the period from January 27, 2022 (Inception) to December 31, 2022, the Company received approximately $728,000 of agent fees. For the period from January 27, 2022 (Inception) to December 31, 2022, approximately $114,000 of agent fees have been recognized as earned and included in “Other” income on the consolidated statements of operations.
Income Taxes
The Company has elected to be regulated as a BDC under the 1940 Act. The Company also intends to be treated as a Regulated Investment Company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended. As a RIC, the Company generally will not have to pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that it distributes timely to its shareholders as dividends. To the extent the Company qualifies as a RIC, any tax liability related to income earned and distributed by the Company represents obligations of the Company’s investors and will not be reflected in the consolidated financial statements of the Company.
To qualify as a RIC, the Company must, among other things, meet certain source-of-income and asset diversification requirements. In addition, to qualify for RIC tax treatment, the Company must distribute to its shareholders, for each taxable year, at least 90% of its “investment company taxable income” for that year, which is generally its ordinary income plus the excess of its realized net short-term capital gains over its realized net long-term capital losses. The Company will generally be subject to a 4% non-deductible U.S. federal excise tax on certain undistributed income or gains in respect of any calendar year, unless it distributes annually an amount at least equal to the sum of (i) 98% of its net ordinary income (taking into account certain deferrals and elections) for the calendar year, (ii) 98.2% of its capital gain net income (adjusted for certain ordinary losses) for the one-year period ending on October 31 in such calendar year and (iii) any net ordinary income and capital gain net income recognized, but not distributed, in preceding years. The Company, at its discretion, may carry forward taxable income for distribution in the following taxable year and pay the applicable U.S. federal excise tax. For the period from January 27, 2022 (Inception) to December 31, 2022, the Company did not accrue U.S. federal excise tax.
The Company conducts certain of its activities through its wholly-owned subsidiary, Twin Brook Equity XXXIII Corp., a Delaware C corporation. Twin Brook Equity XXXIII Corp. is treated as a corporation for United States federal income tax purposes and is subject to U.S. federal, state or local income tax. For the period from January 27, 2022 (Inception) to December 31, 2022, the Company accrued $217,000 of U.S. federal tax expense related to Twin Brook Equity XXXIII Corp., which is included in “Other” expense on the consolidated statement of operations.
The Company evaluates tax positions taken or expected to be taken in the course of preparing its financial statements to determine whether the tax positions are “more-likely-than-not” to be sustained by the applicable tax authority. Tax positions not deemed to meet the “more-likely-than-not” threshold are reserved and recorded as a tax benefit or expense in the current year. All penalties and interest associated with income taxes are included in income tax expense. Conclusions regarding tax positions are subject to review and may be adjusted at a later date

AGTB Private BDC
Notes to Consolidated Financial Statements
based on factors including, but not limited to, on-going analyses of tax laws, regulations and interpretations thereof. There were no tax penalties, and no interest associated with income taxes incurred through December 31, 2022.
Loan Syndications and Participations
The Company may originate certain loans and then syndicate all or a portion of those loans to a third party. For the period from January 27, 2022 (Inception) to December 31, 2022, the Company earned approximately $2.7 million of syndication and other origination fee income, which is included in “Other” income on the consolidated statement of operations.
The Company follows the guidance in Accounting Standards Codification (“ASC”) Topic 860 Transfers and Servicing when accounting for loan participations and other partial loan sales. Such guidance requires a participation or other partial loan sale to meet the definition of a “participating interest,” as defined in the guidance, in order for sale treatment to be allowed. Participations or other partial loan sales that do not meet the definition of a participating interest remain on the consolidated statement of assets and liabilities and the proceeds are recorded as a secured borrowing until the definition is met. Secured borrowings are carried at fair value to correspond with the related investments, which are carried at fair value. There were no participations that were accounted for as secured borrowings during the period.
Distributions
Distributions to common shareholders are recorded on the record date. The amount to be distributed, if any, is determined by the Board each quarter. The Company intends to distribute net capital gains (i.e., net long-term capital gains in excess of net short-term capital losses), if any, at least annually out of the assets legally available for such distributions. However, the Company may decide in the future to retain such capital gains for investment, incur a corporate-level tax on such capital gains, and elect to treat such capital gains as deemed distributions to stockholders.
Note 3.  Investments
Under the 1940 Act, the Company is required to separately identify non-controlled investments where it owns 5% or more of a portfolio company’s outstanding voting securities and/or had the power to exercise control over the management or policies of such portfolio company as investments in “affiliated” companies. In addition, under the 1940 Act, the Company is required to separately identify investments where it owns more than 25% of a portfolio company’s outstanding voting securities and/or had the power to exercise control over the management or policies of such portfolio company as investments in “controlled” companies. Under the 1940 Act, "non-affiliated investments" are defined as investments that are neither controlled investments nor affiliated investments. Detailed information with respect to the Company’s non-controlled, non-affiliated; non-controlled, affiliated; and controlled affiliated investments is contained in the consolidated financial statements, including the consolidated schedule of investments. The information in the tables below is presented on an aggregate portfolio basis, without regard to whether they are non-controlled, non-affiliated; non-controlled, affiliated; or controlled affiliated investments.
Investments at fair value and amortized cost consisted of the following as of December 31, 2022:

	December 31, 2022
(Amounts in thousands)	Amortized Cost	Fair Value
First lien senior secured debt	$795,429	$797,019
Investment in affiliated funds	27,234	27,468
Total investments	$822,663	$824,487

AGTB Private BDC
Notes to Consolidated Financial Statements
The industry composition of investments based on fair value as of December 31, 2022 was as follows:

December 31, 2022
Air freight and logistics	2.4%
Auto components	0.9%
Chemicals	0.5%
Commercial services and supplies	2.2%
Construction and engineering	6.2%
Containers and packaging	6.9%
Diversified consumer services	6.1%
Electrical equipment	1.2%
Electronic equipment, instruments and components	1.3%
Food and staples retailing	3.5%
Food products	4.1%
Health care equipment and supplies	4.1%
Health care providers and services	26.4%
Health care technology	3.0%
Household durables	6.1%
IT services	3.9%
Machinery	2.2%
Media	8.5%
Multisector holdings	3.3%
Professional services	1.9%
Software	1.4%
Specialty retail	1.2%
Trading companies and distributors	2.7%
Total	100.0%
As of December 31, 2022, 100% of investments held were based in the United States.
Note 4.  Fair Value of Investments
Fair Value Disclosures
The following table presents the fair value hierarchy of financial instruments as of December 31, 2022:

	Assets at Fair Value as of December 31, 2022
(Amounts in thousands)	Level 1	Level 2	Level 3	Total
First lien senior secured debt	$—	$—	$797,019	$797,019
Total	$—	$—	$797,019	$797,019
Investments measured at net asset value(1)				$27,468
Total financial instruments, at fair value				$824,487
(1)Certain investments that are measured at fair value using NAV have not been categorized in the fair value hierarchy. The fair value amounts presented in the table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Consolidated Statement of Assets and Liabilities.

AGTB Private BDC
Notes to Consolidated Financial Statements
The following tables present changes in the fair value of investments for which Level 3 inputs were used to determine the fair value for the period from January 27, 2022 (Inception) to December 31, 2022:

	Level 3 Assets at Fair Value for the Period from January 27, 2022 (Inception) to December 31, 2022*
(Amounts in thousands)	Balance 1/27/2022	Purchases and Drawdowns	Sales and Paydowns	Other**	Realized Gains/ (Losses)	Change in Unrealized Appreciation/(Depreciation)	Balance 12/31/2022	Change in Unrealized Appreciation/ (Depreciation) for Level 3 Assets Still Held as of 12/31/2022
First lien senior secured debt	$—	$881,853	$(87,923)	$1,327	$172	$1,590	$797,019	$1,590
Total	$—	$881,853	$(87,923)	$1,327	$172	$1,590	$797,019	$1,590
*Gains and losses are included in their respective captions in the consolidated statement of operations.
**Includes accretion, paydown gains/(losses) and interest received in-kind on debt instruments, where applicable.
Significant Unobservable Inputs
In accordance with ASC 820, the following tables provide quantitative information about the significant unobservable inputs of the Company’s Level 3 investments as of December 31, 2022. The table is not intended to be all-inclusive but instead capture the significant unobservable inputs relevant to the Company’s determination of fair value.

Asset Class	Fair Value as of 12/31/22	Valuation Techniques	Significant Unobservable Inputs	Input Ranges	Weighted Average (1)	Impact to Valuation from an Increase in Input
	(Amounts in thousands)
First lien senior secured debt	$529,200	Discounted cash flow	Yield	9.7% - 13.0%	10.7%	Decrease
	$529,200
(1)Weighted average is calculated by weighing the significant unobservable input by the relative fair value of each investment in the category.
The Company’s other Level 3 investments have been valued primarily using recent transactions. The significant unobservable input used in the discounted cash flow is the yield. The yield is used to discount the estimated future cash flows expected to be received from the underlying investment. The Company considers the portfolio company performance since close, the leverage used by the portfolio company relative to its total enterprise value and other risks associated with an investment in determining the yield.
Note 5.  Debt
In accordance with the 1940 Act, the Company can borrow amounts such that its asset coverage, as defined in the 1940 Act, is at least 150% after such borrowings, subject to certain limitations.
On June 10, 2022, the Company entered into a revolving credit facility (the “Subscription Facility”) with Morgan Stanley Asset Funding Inc., as the administrative agent and sole lead arranger, and Morgan Stanley Bank, N.A. as the letter of credit issuer and a lender.  The Subscription Facility enabled the Company to request loans from the administrative agent up to a maximum commitment of $75 million.  The borrowings under the Subscription Facility were collateralized by the eligible unfunded capital commitments of investors in the Company.  The total amount available under the Subscription Facility may be reduced as a result of decreases in the unfunded capital commitments of investors in the Company as well as other provisions of the Subscription Facility.

AGTB Private BDC
Notes to Consolidated Financial Statements
Borrowings under the Subscription Facility bear interest at either (a) if the borrowing is a Term SOFR loan with an interest period of one-month, Term SOFR plus 226.448 basis points (2.26448%) per annum, (b) if the borrowing is a Term SOFR loan with an interest period of three-months, Term SOFR plus 241.161 basis points (2.4161%) per annum, or (c) if the borrowing is a base rate loan, 215 basis points (2.15%) per annum. The Company may also draw letters of credit with a fee set at 215 basis points (2.15%) per annum.   In addition, the Company accrued an unused commitment fee to the administrative agent at the rate of (a) from June 10, 2022 until December 31, 2022 (the “Trigger Date”), 25 basis points (0.25%) per annum multiplied by the unused portion of the maximum commitment and (b) after the Trigger Date, (i) 35 basis points (0.35%) per annum multiplied by the unused portion of the maximum commitment when the unused commitment of the lenders is greater than fifty percent (50%) of the maximum commitment or (ii) 25 basis points (0.25%) per annum multiplied by the unused portion of the maximum commitment when the unused commitment of the lenders is less than or equal to fifty percent (50%) of the maximum commitment. On October 21, 2022, the Company terminated the Subscription Facility with Morgan Stanley Asset Funding Inc.
On June 17, 2022, Twin Brook Capital Funding XXXIII MSPV, LLC, as borrower (the “MSPV Borrower”), an indirect, wholly-owned subsidiary of the Company, entered into a new loan and servicing agreement (as amended, supplemented or otherwise modified from time to time, the “MSPV Credit Facility”) with Twin Brook Capital Funding XXXIII, LLC, as the transferor (the “Transferor”), AGTB Fund Manager, LLC, as the servicer, Morgan Stanley Asset Funding, Inc., as administrative agent, the lenders from time to time party thereto and The Bank of New York Mellon Trust Company, National Association, as the collateral agent, account bank and collateral custodian.
From time to time, the Transferor expects to sell and/or contribute certain investments to the MSPV Borrower. Proceeds from the MSPV Credit Facility will be used to finance the origination and acquisition of loans by the MSPV Borrower, including the purchase of such assets from the Transferor. The Company retains a residual interest in assets contributed to or acquired by the MSPV Borrower through its ownership of the MSPV Borrower.
The MSPV Credit Facility created a revolving loan facility with an initial maximum principal amount of $300 million, subject to availability under a borrowing base which consists primarily of commercial loans acquired by the MSPV Borrower from the Transferor, a wholly-owned subsidiary of the Company. The MSPV Borrower may, subject to the applicable prepayment premium, prepay the loans and/or terminate or reduce the revolving commitments under the MSPV Credit Facility at any time without penalty. The obligation of the lenders to make revolving commitments under the MSPV Credit Facility will terminate on June 17, 2025 (the “Reinvestment Period”) with a scheduled final maturity date of June 17, 2027. The revolving loans are subject to an interest rate, during the Reinvestment Period, of Term SOFR plus 2.25% per annum and thereafter, term SOFR plus 2.75% per annum.

On October 28, 2022, the MSPV Borrower entered into Amendment No. 1 of the MSPV Credit Facility, that increased the borrowing capacity by $200 million to an aggregate principal amount of $500 million, subject to availability under the borrowing base. With this amendment, the revolving loans will be subject to an interest rate, during the Reinvestment Period, of Term SOFR plus 2.50% per annum and thereafter, Term SOFR plus 3.00% per annum. The other material terms of the agreement were unchanged.

On December 13, 2022, Twin Brook Capital Funding XXXIII ASPV, LLC, as borrower (the “ASPV Borrower”), an indirect, wholly-owned subsidiary of the Company, entered into a new Loan, Security and Collateral Management Agreement (as amended, supplemented or otherwise modified from time to time, the “ASPV Credit Facility”), with the Transferor, AGTB Fund Manager, LLC, as the collateral manager, Ally Bank, as administrative agent and arranger, Computershare Trust Company, National Association, as the collateral custodian, and the lenders from time to time party thereto.

From time to time, the Transferor expects to sell and/or contribute certain investments to the ASPV Borrower. Proceeds from the ASPV Credit Facility will be used to finance the origination and acquisition of loans by the ASPV Borrower, including the purchase of such assets from the Transferor. The Company retains a residual interest in assets contributed to or acquired by the ASPV Borrower through its ownership of the ASPV Borrower.

AGTB Private BDC
Notes to Consolidated Financial Statements

The ASPV Credit Facility created a revolving loan facility with an initial maximum principal amount of $300 million, subject to availability under a borrowing base which consists primarily of commercial loans acquired by the ASPV Borrower from the Transferor, a wholly-owned subsidiary of the Company. The ASPV Borrower may, subject to the applicable prepayment premium, prepay the loans and/or terminate or reduce the revolving commitments under the ASPV Credit Facility at any time without penalty. The obligation of the lenders to make revolving commitments under the ASPV Credit Facility will terminate on December 12, 2025 (the “Reinvestment Period”) with a scheduled final maturity date of December 12, 2027. The revolving loans will be subject to an interest rate of daily simple SOFR plus 2.875% per annum.

The ASPV Credit Facility is secured by all of the assets of the ASPV Borrower and a pledge of equity interests in the ASPV Borrower. Borrowings under the ASPV Credit Facility are considered the Company’s borrowings for purposes of complying with the asset coverage requirements under the Investment Company Act of 1940, as amended.

As of December 31, 2022, there are approximately $20 million in borrowings outstanding on the ASPV Credit Facility, and $303.2 borrowings outstanding on the MSPV Credit Facility. The Company incurred approximately $6.7 million of interest and unused commitment fees for the period from January 27, 2022 (Inception) to December 31, 2022, which is included in interest expense on the consolidated statement of operations. The carrying values of borrowings outstanding under the debt facilities approximate fair value. As of December 31, 2022, the asset coverage ratio was 263.6%.

Debt obligations consisted of the following as of December 31, 2022:

	As of December 31, 2022
(Amounts in thousands)	Maximum Principal Amount Committed	Principal Amount Outstanding	Principal Amount Available(1)	Carrying Value
ASPV Credit Facility	$300,000	$20,000	$311	$20,000
MSPV Credit Facility	500,000	303,200	130,417	303,200
Total debt	$800,000	$323,200	$130,728	$323,200
(1)The amount available reflects any limitations related to the facilities borrowing bases.
For the period from January 27, 2022 (Inception) to December 31, 2022, the components of interest expense were as follows:

(Amounts in thousands)	Period from January 27, 2022 (Inception) to December 31, 2022
Interest expense	$7,066
Amortization of deferred financing costs	1,106
Total interest expense	$8,172
Average interest rate	5.54%
Average daily borrowings	$114,023

AGTB Private BDC
Notes to Consolidated Financial Statements
Note 6.  Agreements and Related Party Transactions
Administration Agreement
On April 19, 2022, the Company entered into an Administration Agreement (the “Administration Agreement”) with AGTB Fund Manager, LLC (the “Administrator”). Under the terms of the Administration Agreement, the Administrator performs, or oversees the performance of, required administrative services, which include providing office space, equipment and office services, maintaining financial records, preparing reports to shareholders and reports filed with the SEC, and managing the payment of expenses and the performance of administrative and professional services rendered by others.
The Company reimburses the Administrator for services performed for it pursuant to the terms of the Administration Agreement. In addition, pursuant to the terms of the Administration Agreement, the Administrator may delegate its obligations under the Administration Agreement to an affiliate or to a third party and the Company will reimburse the Administrator for any services performed for it by such affiliate or third party.

Unless earlier terminated as described below, the Administration Agreement will remain in effect until March 17, 2024 and from year to year thereafter if approved annually by the vote of the Board of Trustees of the Company and the vote of a majority of the Company’s Independent Trustees. The Administration Agreement may be terminated by either party without penalty upon not less than 60 days’ written notice to the other. For the avoidance of doubt, pursuant to the Merger Agreement, the Administration Agreement terminated at the Effective Time of the Merger.
No person who is an officer, director, or employee of the Administrator or its affiliates and who serves as a trustee of the Company receives any compensation from the Company for his or her services as a trustee. However, the Company reimburses the Administrator (or its affiliates) for an allocable portion of the compensation paid by the Administrator or its affiliates to the Company’s officers who provide operational and administrative services, as well as their respective staffs and other professionals who provide services to the Company, who assist with the preparation, coordination and administration of the foregoing or provide other “back office” or “middle office”, financial or operational services to the Company (based on the percentage of time those individuals devote, on an estimated basis, to the business and affairs of the Company). Trustees who are not affiliated with the Administrator receive compensation for their services and reimbursement of expenses incurred to attend meetings.

For the period from January 27, 2022 (Inception) to December 31, 2022, the Administrator charged approximately $518,000 for certain costs and expenses allocable to the Company under the terms of the Administration Agreement.
Investment Management Agreement
On April 19, 2022, the Company entered into an Investment Management Agreement (the “Investment Management Agreement”) with the Adviser. Under the terms of the Investment Management Agreement, the Adviser is responsible for originating prospective investments, conducting research and due diligence investigations on potential investments, analyzing investment opportunities, negotiating and structuring the Company’s investments and monitoring the Company’s investments and portfolio companies on an ongoing basis.

Unless earlier terminated as described below, the Investment Management Agreement will remain in effect until March 17, 2024 and from year to year thereafter if approved annually by the vote of the Board of Trustees of the Company or by the vote of a majority of the outstanding voting securities of the Company, and the vote of a majority of the Company’s Independent Trustees. The Investment Management Agreement will automatically terminate in the event of assignment. The Investment Management Agreement may be terminated by any of the following: (1) the Company without penalty on 60 days’ written notice (2) by the vote of a majority of the outstanding voting securities of the Company or by the vote of the Company’s trustees or (3) by the Adviser on 120 days’ written notice. For the avoidance of doubt, pursuant to the Merger Agreement, the Investment Management Agreement terminated at the Effective Time of the Merger.

AGTB Private BDC
Notes to Consolidated Financial Statements
From time to time, the Adviser may pay amounts owed by the Company to third-party providers of goods or services, including the Board, and the Company will subsequently reimburse the Adviser for such amounts paid on its behalf. Amounts payable to the Adviser are settled in the normal course of business without formal payment terms.
The Investment Management Agreement also provides that the Company reimburses the Adviser for certain organizational costs incurred prior to the commencement of the Company’s operations, and for certain offering costs. The Company has agreed to repay the Adviser for initial organizational and offering costs up to a maximum of $1.25 million, with the Adviser bearing any organizational and offering costs in excess of such amount.

As of December 31, 2022, the Company has approximately $1.3 million payable to the Adviser for organizational, offering and operating costs, which is included in “accrued expenses and other liabilities payable to affiliate” and “due to affiliate” on the statement of assets and liabilities.
Under the terms of the Investment Management Agreement, the Company will pay the Adviser a base management fee and may also pay to it certain incentive fees. The cost of both the base management fee and the incentive fee will ultimately be borne by the Company’s shareholders.
The base management fee is calculated at an annual rate of 1.25% of the Company’s net assets. For services rendered under the Investment Management Agreement, the base management fee is payable monthly in arrears. The base management fee is calculated based on the Company’s net assets at the first business day of the applicable month. For the first calendar month in which the Company has operations, net assets will be measured as the beginning net assets as of the date on which the Company begins operations. Base management fees for any partial month or quarter will be appropriately pro-rated.
For the period from January 27, 2022 (Inception) to December 31, 2022, the Company accrued approximately $2.3 million of base management fees payable to the Adviser. As of December 31, 2022, base management fees payable by the Company to the Adviser were approximately $1.4 million.
Pursuant to the Investment Management Agreement, the Adviser is entitled to an incentive fee (“Incentive Fee”), which consists of two components; an incentive fee based on income and an incentive fee based on capital gains.
The portion based on the Company’s income is based on Pre-Incentive Fee Net Investment Income Returns. “Pre-Incentive Fee Net Investment Income Returns” means, as the context requires, either the dollar value of, or percentage rate of return on the value of the Company’s net assets at the end of the immediate preceding quarter from, interest income, dividend income and any other income (including any other fees), such as commitment, origination, structuring, diligence and consulting fees or other fees that the Company receives from portfolio companies accrued during the calendar quarter, minus the Company’s operating expenses accrued for the quarter (including the management fee, expenses payable under the Administration Agreement entered into between the Company and the Administrator, and any interest expense or fees on any credit facilities or outstanding debt and dividends paid on any issued and outstanding preferred shares, but excluding the incentive fee and any shareholder servicing and/or distribution fees).
Pre-Incentive Fee Net Investment Income Returns include, in the case of investments with a deferred interest feature (such as original issue discount (“OID”), debt instruments with payment-in-kind (“PIK”) interest and zero coupon securities), accrued income that the Company has not yet received in cash. Pre-Incentive Fee Net Investment Income Returns do not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The impact of expense support payments and recoupments are also excluded from Pre-Incentive Fee Net Investment Income Returns.
Pre-Incentive Fee Net Investment Income Returns, expressed as a rate of return on the value of the Company’s net assets at the end of the immediate preceding quarter, is compared to a “hurdle rate” of return of 1.25% per quarter (5.0% annualized).

AGTB Private BDC
Notes to Consolidated Financial Statements
The Company will pay the Adviser an incentive fee quarterly in arrears with respect to the Company’s Pre-Incentive Fee Net Investment Income Returns in each calendar quarter as follows:
No incentive fee based on Pre-Incentive Fee Net Investment Income Returns in any calendar quarter in which the Company’s Pre-Incentive Fee Net Investment Income Returns do not exceed the hurdle rate of 1.25% per quarter (5.0% annualized) (the “hurdle rate” or “Hurdle”);
100% of the dollar amount of the Company’s Pre-Incentive Fee Net Investment Income Returns with respect to that portion of such Pre-Incentive Fee Net Investment Income Returns, if any, that exceeds the Hurdle but is less than a rate of return of 1.43% (5.72% annualized). The Company refers to this portion of its Pre-Incentive Fee Net Investment Income Returns (which exceeds the hurdle rate but is less than 1.43%) as the “catch-up.” The “catch-up” is meant to provide the Adviser with approximately 12.5% of the Company’s Pre-Incentive Fee Net Investment Income Returns as if a hurdle rate did not apply if this net investment income exceeds 1.43% in any calendar quarter; and 12.5% of the dollar amount of the Company’s Pre-Incentive Fee Net Investment Income Returns, if any, that exceed a rate of return of 1.43% (5.72% annualized). This reflects that once the Hurdle is reached and the catch-up is achieved, 12.5% of all Pre-Incentive Fee Net Investment Income Returns thereafter are allocated to the Adviser.
These calculations are pro-rated for any period of less than three months and adjusted for any share issuances or repurchases during the relevant quarter.
The second component of the incentive fee, the capital gains incentive fee, is payable at the end of each calendar year in arrears. The amount payable equals 12.5% of cumulative realized capital gains from inception through the end of such calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid incentive fee on capital gains as calculated in accordance with GAAP. We will accrue, but will not pay, a capital gains incentive fee with respect to unrealized appreciation because a capital gains incentive fee would be owed to the Adviser if we were to sell the relevant investment and realize a capital gain.
For the period from January 27, 2022 (Inception) to December 31, 2022, the Company accrued approximately $2.1 million of income based incentive fees. As of December 31, 2022, the Company had approximately $1.4 million of income incentive fees payable. For the period from January 27, 2022 (Inception) to December 31, 2022, the Company accrued capital gains incentive fees of $249,000, of which $249,000 were unpaid as of December 31, 2022, and none of which were payable to the Advisor.

Expense Support and Conditional Reimbursement Agreement

The Company entered into an expense support and conditional reimbursement agreement (the “Expense Support Agreement”) with the Adviser on April 19, 2022. The Adviser may elect to pay certain expenses (each, an “Expense Payment”), provided that no portion of the payment will be used to pay any interest or distributions and/or shareholder servicing fees of the Company. Any Expense Payment that the Adviser has committed to pay must be paid by the Adviser to the Company in any combination of cash or other immediately available funds no later than forty-five days after such commitment was made in writing, and/or offset against amounts due from the Company to the Adviser or its affiliates.

Following any calendar month in which Available Operating Funds (as defined below) exceed the cumulative distributions accrued to the Company’s shareholders based on distributions declared with respect to record dates occurring in such calendar month (the amount of such excess being hereinafter referred to as “Excess Operating Funds”), the Company shall pay such Excess Operating Funds, or a portion thereof, to the Adviser until such time as all Expense Payments made by the Adviser to the Company within three years prior to the last business day of such calendar month have been reimbursed. Any payments required to be made by the Company shall be referred to herein as a “Reimbursement Payment”. “Available Operating Funds” means the sum of (i) net investment company taxable income (including net short-term capital gains reduced by net long-term capital losses), (ii) net capital gains (including the excess of net long-term capital gains over net short-term capital losses) and (iii) dividends and other

AGTB Private BDC
Notes to Consolidated Financial Statements
distributions paid on account of investments in portfolio companies (to the extent such amounts listed in clause (iii) are not included under clauses (i) and (ii) above).

No Reimbursement Payment for any month will be made if: (1) the “Effective Rate of Distributions Per Share” (as defined below) declared by the Company at the time of such Reimbursement Payment is less than the Effective Rate of Distributions Per Share at the time the Expense Payment was made to which such Reimbursement Payment relates, or (2) the “Operating Expense Ratio” (as defined below) at the time of such Reimbursement Payment is greater than the Operating Expense Ratio at the time the Expense Payment was made to which such Reimbursement Payment relates. Pursuant to the Expense Support Agreement, “Effective Rate of Distributions Per Share” means the annualized rate (based on a 365 day year) of regular cash distributions per share exclusive of returns of capital, distribution rate reductions due to distribution and shareholder fees, and declared special dividends or special distributions, if any. The “Operating Expense Ratio” is calculated by dividing operating expenses, less organizational and offering expenses, base management and incentive fees owed to Adviser, and interest expense, by net assets.

The Company’s obligation to make a Reimbursement Payment shall automatically become a liability of the Company on the last business day of the applicable calendar month, except to the extent the Adviser has waived its right to receive such payment for the applicable month.

For the period from January 27, 2022 (Inception) to December 31, 2022, no such Expense Payments were made by the Adviser. For the avoidance of doubt, pursuant to the Merger Agreement, the Expense Support Agreement terminated at the Effective Time of the Merger.
Affiliated Transactions
The Company may be prohibited under the 1940 Act from participating in certain transactions with its affiliates without prior approval of the Company’s Independent Trustees, and in some cases, the prior approval of the SEC. The Company intends to rely on exemptive relief that has been granted by the SEC to the Company, the Adviser, and Angelo Gordon to permit the Company to co-invest with other funds managed by the Adviser or Angelo Gordon, in a manner consistent with the Company’s investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors.
Pursuant to such exemptive relief, the Company is generally permitted to co-invest with certain of its affiliates if a “required majority” (as defined in Section 57(o) of the 1940 Act) of the Board make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Company and its shareholders and do not involve overreaching of the Company or its shareholders on the part of any person concerned, (2) the transaction is consistent with the interests of the Company’s shareholders and is consistent with its investment objective and strategies, and (3) the investment by its affiliates would not disadvantage the Company, and the Company’s participation would not be on a basis different from or less advantageous than that on which its affiliates are investing. In certain situations where co-investment with one or more funds managed by Angelo Gordon is not permitted or appropriate, Angelo Gordon will need to decide which funds will proceed with the investment. Angelo Gordon will make these determinations based on its policies and procedures, which are designed to reasonably ensure that investment opportunities are allocated fairly and equitably among affiliated funds over time and in a manner that is consistent with applicable laws, rules and regulations.

AGTB Private BDC
Notes to Consolidated Financial Statements
Investment in Affiliated Funds
Fair value as of December 31, 2022 and transactions for the period from January 27, 2022 (Inception) to December 31, 2022 of the Company’s investments in affiliates were as follows:

	Investment in Affiliated Funds at Fair Value for the Period from January 27, 2022 (Inception) to December 31, 2022
(Amounts in thousands)	Fair Value as of January 27, 2022 (Inception)	Gross Additions	Gross Reductions	Net Realized Gain (Loss)	Net Change in Unrealized Appreciation (Depreciation)	Fair Value as of December 31, 2022	Dividend, Interest, PIK and Other Income
Non-controlled/affiliated investments
Twin Brook Equity Holdings, LLC	$—	$27,234	$—	$—	$234	$27,468	$—
Total non-controlled/affiliated investments	$—	$27,234	$—	$—	$234	$27,468	$—
Note 7.  Commitments and Contingencies
Commitments
The Company’s investment portfolio contains debt investments that are in the form of revolving lines of credit and unfunded delayed draw commitments, which require the Company to provide funding when requested by portfolio companies in accordance with the terms of the underlying loan agreements.
Unfunded portfolio company commitments and funded debt investments are presented on the consolidated schedule of investments and are fair valued. Unrealized appreciation or depreciation, if any, is included in the consolidated statement of assets and liabilities and consolidated statement of operations.
As of December 31, 2022, the Company had the following outstanding commitments to fund investments in current portfolio companies:

Portfolio Company	December 31, 2022
First lien senior secured debt	(Amounts in thousands)
ACES Intermediate, LLC	$6,964
ADVI Health, LLC	1,062
AHR Intermediate, Inc	12,139
ARC Healthcare Technologies, LLC	9,947
Ascent Lifting, Inc.	1,345
Benefit Plan Administrators of Eau Claire, LLC	8,990
BPCP WLF Intermedco LLC	7,876
Bulk Lift International, LLC	1,748
Change Academy at Lake of the Ozarks, LLC	5,786
CPS Power Buyer, LLC	4,705

AGTB Private BDC
Notes to Consolidated Financial Statements

Portfolio Company	December 31, 2022
Custom Agronomics Holdings, LLC	2,312
Double E Company, LLC	4,314
Endodontic Practice Partners, LLC	6,696
Esquire Deposition Solutions, LLC	6,007
Helpware, Inc.	3,205
Icreon Holdings, LLC	1,049
Industrial Air Flow Dynamics, Inc.	2,114
IPC Pain Acquistion, LLC	11,945
Ironhorse Purchaser, LLC	11,624
ITSavvy LLC	4,784
K-1 Packaging Group, LLC	6,748
Kwalu, LLC	5,061
Load One Purchaser Corporation	9,214
MacKenzie Childs Acquisition, Inc.	445
Medical Technology Associates, Inc.	1,929
Nasco Healthcare Inc.	3,322
NEFCO Holding Company, LLC	7,270
NH Kronos Buyer, Inc.	12,443
Optimized Marketing Acquisition, LLC	1,861
Propio LS, LLC	905
Purpose Home Health Acquisition, LLC	8,600
Raneys, LLC	1,522
RKD Group, LLC	4,905
Rose Paving, LLC	2,006
Shasta Buyer, LLC	1,962
Sixarp, LLC	6,912
Soccer Post Acquisition, LLC	772
Spear Education Holdings, LLC	4,463
Sun Orchard, LLC	4,875
Surplus Solutions, LLC	1,771
Universal Pure, LLC	12,228
US Foot and Ankle Specialists, LLC	12,467
WCI Volt Purchaser, LLC	2,249
WTWH Buyer, LLC	1,638
Yard-Nique, Inc	6,695
Zipline Logistics, LLC	6,214
Total unfunded portfolio company commitments	$243,089
Investor Commitments
As of December 31, 2022, the Company had $529.3 million in total capital commitments from investors including a $4.0 million commitment from Angelo Gordon, all of which were drawn.

AGTB Private BDC
Notes to Consolidated Financial Statements
Two investors in the Company have ownership representing an aggregate of approximately 61.0% of the Company’s total shares outstanding. Such concentration of share ownership could have a material effect on the Company.
Other Commitments and Contingencies
From time to time, the Company may become a party to certain legal proceedings during the normal course of business. As of December 31, 2022, management was not aware of any material pending or threatened litigation.
Note 8.  Net Assets
Subscriptions and Drawdowns
As of December 31, 2022, the Company had 20,943,030 shares issued and outstanding with a par value of $0.001 per share.
The Company has entered into subscription agreements with investors providing for the private placement of the Company’s common shares. Under the terms of the subscription agreements, investors are required to fund drawdowns to purchase the Company’s common shares up to the amount of their respective capital commitment on an as-needed basis each time the Adviser delivers a drawdown notice to such investors.

On February 17, 2022, the Adviser contributed $1,500 of capital to the company for the initial 60 common shares. During the period from January 27, 2022 (Inception) to December 31, 2022, the Adviser delivered the following capital call notices to investors:

Period from January 27, 2022 (Inception) to December 31, 2022
Capital Drawdown Notice Date	Common Share Issuance Date	Number of Common Shares Issued	Aggregate Offering Price ($ in millions)
April 26, 2022	May 10, 2022	3,999,940	$100.00
June 15, 2022	June 30, 2022	3,000,000	$75.00
August 1, 2022	August 15, 2022	1,992,270	$50.00
August 17, 2022	August 31, 2022	3,020,428	$76.00
September 30, 2022	October 14, 2022	2,943,485	$75.00
October 12, 2022	October 26, 2022	4,031,627	$103.00
November 9, 2022	November 23, 2022	1,955,220	$50.30
Total		20,942,970	$529.30
Dividends
The following table reflects dividends declared on AGTB Common Shares during the period from January 27, 2022 (Inception) to December 31, 2022:

AGTB Private BDC
Notes to Consolidated Financial Statements

Period from January 27, 2022 (Inception) to December 31, 2022
Date Declared	Record Date	Payment Date	Dividend per Share
December 19, 2022	December 30, 2022	January 31, 2023	$0.75

Note 9.  Earnings Per Share
The following table sets forth the computation of basic and diluted earnings (loss) per common share for the period from January 27, 2022 (Inception) to December 31, 2022:

(Amounts in thousands, except share and per share amounts)	Period from January 27, 2022 (Inception) to December 31, 2022
Net increase (decrease) in net assets resulting from operations	$15,302
Weighted average shares of common stock outstanding - basic and diluted	8,534,410
Earnings (loss) per common share - basic and diluted	$1.79
Note 10.  Income Taxes
All of the dividends declared for the years ended December 31, 2022 were derived from ordinary income, as determined on a tax basis.

Taxable income generally differs from net increase (decrease) in net assets resulting from operations due to temporary and permanent differences in the recognition of income and expenses, and generally excludes net unrealized gains or losses, as unrealized gains or losses are generally not included in taxable income until they are realized.
The Company makes certain adjustments to the classification of net assets as a result of permanent book-to-tax differences, which include differences in the book and tax basis of certain assets and liabilities, and nondeductible federal taxes or losses among other items. To the extent these differences are permanent, they are charged or credited to additional paid in capital or total distributable earnings (losses), as appropriate. There were $403,000 of permanent differences, primarily related to nondeductible offering costs, for the period from January 27, 2022 (Inception) to December 31, 2022.

The following reconciles the increase (decrease) in net assets resulting from operations to taxable income for the year ended December 31, 2022:

(Amounts in thousands)	Period from January 27, 2022 (Inception) to December 31, 2022
(Amounts in thousands)
Net increase (decrease) in net assets resulting from operations	$15,302
Adjustments:
Net realized gain (loss) for tax not included in book realized income	—
Net change in unrealized gain (loss) from investments transactions	(1,824)
Deferred organizational costs	372
Other nondeductible expenses	401

AGTB Private BDC
Notes to Consolidated Financial Statements

Net income from consolidated wholly-owned subsidiary	2
Taxable income(1)	$14,253

(1) Taxable income is an estimate and is not fully determined until the Company's tax return is filed.

The component of accumulated undistributed (over-distributed) earnings (losses) as calculated on a tax basis for the year ended December 31, 2022 was as follows:

(Amounts in thousands)	December 31, 2022
(Over)/Underdistributed ordinary income	$(1,454)
Distributable capital gains	—
Other temporary book/tax differences	(372)
Net unrealized appreciation (depreciation) on investments	1,824
Total accumulated undistributed (over-distributed) earnings	$(2)

The cost and unrealized gain (loss) of the Company’s investments, as calculated on a tax basis, as of December 31, 2022 was as follows:

(Amounts in thousands)	December 31, 2022
Tax cost	$822,663
Gross unrealized appreciation	2,067
Gross unrealized depreciation	(244)
Net unrealized appreciation/(depreciation) on investments	$1,824

AGTB Private BDC
Notes to Consolidated Financial Statements
Note 11.  Financial Highlights
The following are financial highlights for a common share outstanding for the period from January 27, 2022 (Inception) to December 31, 2022:

(Amounts in thousands, except share and per share amounts)	Period from January 27, 2022 (Inception) to December 31, 2022
Per share data:
Net asset value, beginning of period	$25.00
Net investment income (loss)(1)	1.56
Net realized and unrealized gain (loss)(2)	(0.56)
Total from operations	1.00
Dividends declared	(0.75)
Total increase (decrease) in net assets	0.25
Net asset value, end of period	$25.25
Shares outstanding, end of period	20,943,030
Total return(3)(4)	4.0%
Ratios / supplemental data
Ratio of net expenses to average net assets(4)(5)(6)	5.6%
Ratio of net investment income (loss) to average net assets(4)(5)	4.6%
Net assets, end of period	$528,895
Weighted average shares outstanding	8,534,410
Total capital commitments, end of period	$529,300
Ratio of total contributed capital to total committed capital, end of period	100.0%
Portfolio turnover rate(7)	10.7%
Asset coverage ratio(8)	263.6%
(1)The per share data was derived using the weighted average shares outstanding during the period.
(2)The amount shown at this caption includes the balancing amount derived from other figures in the schedule. The amount shown does not correspond with the aggregate amount for the period due to the effect of the timing of capital transactions.
(3)Total return is calculated as the change in net asset value ("NAV") per share during the period, plus distributions per share, if any, divided by the opening NAV per share of $25.00.
(4)Not annualized.
(5)Average net assets are computed using the average balance of net assets at the end of each month of the reporting period, beginning with the first capital call on May 10, 2022.
(6)Ratio of net expenses to average net assets is computed using total expenses net of waivers from the Administrator, if applicable.
(7)Portfolio turnover rate is calculated using the lesser of total sales or total purchases over the average of the investments at fair value for the periods reported.
(8)Asset coverage ratio is equal to (i) the sum of (A) net assets at the end of the period and (B) total debt outstanding at the end of the period, divided by (ii) total debt outstanding at the end of the period.
Note 12.  Subsequent Events
The Company’s management evaluated subsequent events through the date of issuance of these consolidated financial statements. Other than the Merger as described in Note 1 - Organization, there have been no subsequent events that occurred that would require disclosure in, or would be required to be recognized in, these consolidated financial statements.

APPENDIX A: FORM OF SUBSCRIPTION AGREEMENT

Not for Execution
Subscription Agreement for Shares of
AG Twin Brook Capital Income Fund

1. Your Investment
A. Investment Information
Investment Amount $
B. Investment Method
☐    By mail: Please make checks payable to AG TWIN BROOK CAPITAL INCOME FUND and attach to this agreement.*
☐    By wire: Please wire funds according to the instructions below.
Name: AG TWIN BROOK CAPITAL INCOME FUND
Bank Name: [    ]
ABA: [    ]
DDA: [    ]
☐ Broker / Financial advisor will make payment on your behalf
* Cash, cashier’s checks/official bank checks, temporary checks, foreign checks, money orders, third party checks, or travelers checks are not accepted.
C. Share Class Selection

☐ Share Class S	☐ Share Class D **	☐ Share Class I **
(The minimum investment is $2,500 (unless waived))	(The minimum investment is $2,500 (unless waived))	(The minimum investment is $1,000,000 (unless waived))
**    Available for certain fee-based wrap accounts and other eligible investors as disclosed in the prospectus, as amended and supplemented.

2. Ownership Type (Select only one)

A. Taxable Accounts

Brokerage Account Number
☐    Individual or Joint Tenant With Rights of Survivorship
☐    Transfer on Death (Optional Designation. Not Available for Louisiana Residents. See Section 3C.)
☐    Tenants in Common
☐    Community Property
☐    Uniform Gift/Transfer to Minors
State of
Date of Birth
☐    Trust (Include Certification of Investment Powers Form or 1st and Last page of Trust Documents)
☐    C Corporation
☐    S Corporation
☐    Profit-Sharing Plan
☐    Non-Profit Organization
☐    Limited Liability Corporation
☐    Corporation / Partnership / Other (Corporate Resolution or Partnership Agreement Required)

B. Non-Taxable Accounts

Custodian Account Number
☐    IRA (Custodian Signature Required)
☐    Roth IRA (Custodian Signature Required)
☐    SEP IRA (Custodian Signature Required)
☐    Rollover IRA (Custodian Signature Required)
☐    Inherited IRA
☐    Pension Plan (Include Certification of Investment Powers Form)
☐    Other

C. Custodian Information (To Be Completed By Custodian) Custodian Name Custodian Tax ID # Custodian Phone #
Custodian Stamp Here

D. Entity Name – Retirement Plan / Trust / Corporation / Partnership / Other
Trustee(s) and/or authorized signatory(s) information MUST be provided in Sections 3A and 3B

Entity Name	Tax ID Number	Date of Formation	Exemptions (See Form W-9 instructions at www.irs.gov)

Entity Address (Legal Address. Required)
Entity Type (Select one. Required)
☐ Retirement Plan     ☐ Trust      ☐ S-Corp      ☐ C-Corp      ☐ LLC      ☐ Partnership              Exempt payee code (if any)

☐ Other	☐ Jurisdiction (if Non-U.S.) (Attach a completed applicable Form W-8)
Exemption from FATCA reporting code (if any)

3. Investor Information
A. Investor Name (Investor / Trustee / Executor / Authorized Signatory Information)
Residential street address MUST be provided. See Section 4 if mailing address is different than residential street address

First Name (MI)	Last Name		Gender
Social Security Number / Tax ID	Date of Birth (MM/DD/YYYY)	Daytime Phone Number
Residential Street Address	City	State	Zip Code
Email Address
If you are a non-U.S. citizen, please specify your country of citizenship (required):

☐ Resident Alien	☐ Non-Resident Alien (Attach a completed Form W-8BEN, Rev. October 2021)
Country of Citizenship

Please specify if you are an Angelo Gordon (“AG”) employee/officer/director/affiliate (required):

☐ AG Employee	☐ AG Officer/Director	☐ Immediate Family Member of AG Officer or Director	☐ AG Affiliate	☐ Not Applicable

B. Co-Investor Name (Co-Investor / Co-Trustee / Co-Authorized Signatory Information, if applicable)

First Name (MI)	Last Name		Gender
Social Security Number / Tax ID	Date of Birth (MM/DD/YYYY)	Daytime Phone Number
Residential Street Address	City	State	Zip Code
Email Address
If you are a non-U.S. citizen, please specify country of citizenship (required):

☐ Resident Alien	☐ Non-Resident Alien (Attach a completed Form W-8BEN, Rev. October 2021)
Country of Citizenship

Please specify if you are an Angelo Gordon (“AG”) employee/officer/director/affiliate (required):

☐ AG Employee	☐ AG Officer/Director	☐ Immediate Family Member of AG Officer or Director	☐ AG Affiliate	☐ Not Applicable

C. Transfer on Death Beneficiary Information (Individual or Joint Account with rights of survivorship only. Not available for Louisiana residents. Beneficiary date of birth required. Whole percentages only; must equal 100%.)

First Name	(MI)	Last Name	SSN	Date of Birth (MM/DD/YYYY)	☐ Primary ☐ Secondary %
First Name	(MI)	Last Name	SSN	Date of Birth (MM/DD/YYYY)	☐ Primary ☐ Secondary %
First Name	(MI)	Last Name	SSN	Date of Birth (MM/DD/YYYY)	☐ Primary ☐ Secondary %
First Name	(MI)	Last Name	SSN	Date of Birth (MM/DD/YYYY)	☐ Primary ☐ Secondary %
Custodian/Guardian for a minor Beneficiary (required, cannot be same as Investor or Co-Investor):

D. ERISA Plan Asset Regulations
All investors are required to complete Appendix B attached hereto.

4. Contact Information (If different than provided in Section 3A)

Mailing Address	City	State	Zip Code

5. Select How You Want to Receive Your Distributions (Please Read Entire Section and Select only one)
You are automatically enrolled in our Distribution Reinvestment Plan, unless you are a resident of ALABAMA, ARKANSAS, CALIFORNIA, IDAHO, KANSAS, KENTUCKY, MAINE, MARYLAND, MASSACHUSETTS, NEBRASKA, NEW JERSEY, NORTH CAROLINA, OHIO (Class I only), OKLAHOMA, OREGON, VERMONT OR WASHINGTON.
☐ If you are not a resident of the states listed above, you are automatically enrolled in the Distribution Reinvestment Plan; please check here if you DO NOT wish to be enrolled in the Distribution Reinvestment Plan and complete the Cash Distribution Information section below.
☐ If you ARE a resident of Ohio and a holder of Class S or Class D Shares, please check here. You are NOT eligible to participate in our Distribution Reinvestment Plan.
ONLY complete the following information if you do not wish to enroll in the Distribution Reinvestment Plan. Residents of Ohio who are holders of Class S or Class D shares are required to complete the following information. For custodial held accounts, if you elect cash distributions the funds must be sent to the custodian.
A.    ☐  Check mailed to street address in 3A (only available for non-custodial investors).
B.    ☐  Check mailed to secondary address in 3B (only available for non-custodial investors).
C.    ☐  Direct Deposit by ACH (only available for non-custodial investors). PLEASE ATTACH A PRE-VOIDED CHECK
D.    ☐  Check mailed to Third party Financial Institution (complete section below)
☐ If you ARE a resident of Alabama, Arkansas, California, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, North Carolina, Oklahoma, Ohio (Class I only), Oregon, Vermont or Washington, you are not automatically enrolled in the Distribution Reinvestment Plan. Please check here if you wish to enroll in the Distribution Reinvestment Plan. You will automatically receive cash distributions unless you elect to enroll in the Distribution Reinvestment Plan.
I authorize AG Twin Brook Capital Income Fund or its agent to deposit my distribution into my checking or savings account. This authority will remain in force until I notify AG Twin Brook Capital Income Fund in writing to cancel it. In the event that AG Twin Brook Capital Income Fund deposits funds erroneously into my account, they are authorized to debit my account for an amount not to exceed the amount of the erroneous deposit.

Financial Institution Name	Mailing Address	City	State	Zip Code

Your Bank’s ABA Routing Number		Your Bank Account Number

6. Broker / Financial Advisor Information (Required Information. All fields must be completed.)
The Financial Advisor must sign below to complete the order. The Financial Advisor hereby warrants that he/she is duly licensed and may lawfully sell shares in the state designated as the investor’s legal residence.

Broker	Financial Advisor Name

Advisor Mailing Address

City	State	Zip Code

Financial Advisor Number	Branch Number	Telephone Number

E-mail Address	Fax Number

Operations Contact Name	Operations Contact Email Address

Please note that unless previously agreed to in writing by AG Twin Brook Capital Income Fund, all sales of securities must be made through a Broker, including when an RIA has introduced the sale. In all cases, Section 6 must be completed.
The undersigned confirm(s), which confirmation is made on behalf of the Broker with respect to sales of securities made through a Broker, that they (i) have reasonable grounds to believe that the information and representations concerning the investor identified herein are true, correct and complete in all respects; (ii) have discussed such investor’s prospective purchase of shares with such investor; (iii) have advised such investor of all pertinent facts with regard to the lack of liquidity and marketability of the shares; (iv) have delivered or made available a current prospectus and related supplements, if any, to such investor; (v) have reasonable grounds to believe that the investor is purchasing these shares for his or her own account; (vi) have reasonable grounds to believe that the purchase of shares is a suitable investment for such investor, taking into account such investor’s age, investment objectives, investment experience, income, net worth, financial situation and other investments of the prospective investor, as well as any other pertinent factors, that such investor meets the suitability standards applicable to such investor set forth in the prospectus and related supplements, if any, and that such investor is in a financial position to enable such investor to realize the benefits of such an investment and to suffer any loss that may occur with respect thereto; and (vii) have advised such investor that the shares have not been registered and are not expected to be registered under the laws of any country or jurisdiction outside of the United States except as otherwise described in the prospectus. The undersigned Broker, Financial Advisor or Financial Representative listed in Section 6 further represents and certifies that, in connection with this subscription for shares, he/she has complied with and has followed all applicable policies and procedures of his or her firm relating to, and performed functions required by, federal and state securities laws, rules promulgated under the Securities Exchange Act of 1934, as amended, including, but not limited to Rule 15l-1 (“Regulation Best Interest”) and FINRA rules and regulations including, but not limited to Know Your Customer, Suitability and PATRIOT Act (Anti Money Laundering, Customer Identification) as required by its relationship with the investor(s) identified on this document.
THIS SUBSCRIPTION AGREEMENT AND ALL RIGHTS HEREUNDER SHALL BE GOVERNED BY, AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.
If you do not have another broker or other financial intermediary introducing you to AG Twin Brook Capital Income Fund, then Foreside Financial Services, LLC (“Foreside”) may be deemed to act as your broker of record in connection with any investment in AG Twin Brook Capital Income Fund. Foreside is not a full-service broker-dealer and may not provide the kinds of financial services that you might expect from another financial intermediary, such as holding securities in an account. If Foreside is your broker of record, then your shares will be held in your name on the books of AG Twin Brook Capital Income Fund. Foreside will not monitor your investments, and has not and will not make any recommendation regarding your investments. If you want to receive financial advice regarding a prospective investment in the shares, contact your broker or other financial intermediary.

X			X
	Financial Advisor Signature	Date		Branch Manager Signature (If required by Broker)	Date

7. Electronic Delivery Opt-Out Form (Optional)
Instead of receiving paper copies of the prospectus, prospectus supplements, annual reports, proxy statements, and other shareholder communications and reports, you will receive electronic delivery of shareholder communications from AG Twin Brook Capital Income Fund. If you would like to opt out of electronic delivery, including pursuant to email, please check the box below for this election.
We encourage you to reduce printing and mailing costs and to conserve natural resources by receiving electronic delivery of shareholder communications and statement notifications. By leaving the box below blank, you consent to electronically receive shareholder communications, including your account-specific information, and you authorize said offering(s) to either (i) email shareholder communications to you directly or (ii) make them available on our website and notify you by email when and where such documents are available.
You will not receive paper copies of these electronic materials unless specifically requested, the delivery of electronic materials is prohibited or we, in our sole discretion, elect to send paper copies of the materials.
By consenting to electronic access, you will be responsible for certain costs, such as your customary internet service provider charges, and may be required to download software in connection with access to these materials. You understand this electronic delivery program may be changed or discontinued and that the terms of this agreement may be amended at any time. You understand that there are possible risks associated with electronic delivery such as emails not transmitting, links failing to function properly and system failure of online service providers, and that there is no warranty or guarantee given concerning the transmissions of email, the availability of the website, or information on it, other than as required by law.

Initial here to opt out of electronic delivery

E-mail Address
If blank, the email provided in Section 4 will be used.

8. Subscriber Signatures
AG Twin Brook Capital Income Fund is required by law to obtain, verify and record certain personal information from you or persons on your behalf in order to establish the account. Required information includes name, date of birth, permanent residential address and social security/taxpayer identification number. We may also ask to see other identifying documents. If you do not provide the information, AG Twin Brook Capital Income Fund may not be able to open your account. By signing the Subscription Agreement, you agree to provide this information and confirm that this information is true and correct. If we are unable to verify your identity, or that of another person(s) authorized to act on your behalf, or if we believe we have identified potentially criminal activity, we reserve the right to take action as we deem appropriate which may include closing your account.
Please separately initial each of the representations below. Except in the case of fiduciary accounts, you may not grant any person a power of attorney to make the representations on your behalf. In order to induce AG Twin Brook Capital Income Fund to accept this subscription, I hereby represent and warrant to you as follows:
8.a. Please Note: All Items in this section 8.a. must be read and initialed

	Primary Investor Initials	Co- Investor Initials
(i) I have received the prospectus (as amended or supplemented) for AG Twin Brook Capital Income Fund at least five business days prior to the date hereof.
	Initials	Initials

(ii)    I have (A) a minimum net worth (not including home, home furnishings and personal automobiles) of at least $250,000, or (B) a minimum net worth (as previously described) of at least $70,000 and a minimum annual gross income of at least $70,000.

	Initials	Initials
(iii)    In addition to the general suitability requirements described above, I meet the higher suitability requirements, if any, imposed by my state of primary residence as set forth in the prospectus under “SUITABILITY STANDARDS.”

	Initials	Initials
(iv) If I am an entity that was formed for the purpose of purchasing shares, each individual that owns an interest in such entity meets the general suitability requirements described above.
	Initials	Initials
(v) I acknowledge that there is no public market for the shares, shares of this offering are not liquid and appropriate only as a long-term investment.
	Initials	Initials
(vi)    I acknowledge that the shares have not been registered and are not expected to be registered under the laws of any country or jurisdiction outside of the United States except as otherwise described in the prospectus.

	Initials	Initials
(vii)    I am purchasing the shares for my own account, or if I am purchasing shares on behalf of a trust or other entity of which I am a trustee or authorized agent, I have due authority to execute this subscription agreement and do hereby legally bind the trust or other entity of which I am trustee or authorized agent.

	Initials	Initials
(viii) I acknowledge that AG Twin Brook Capital Income Fund may enter into transactions with AG affiliates that involve conflicts of interest as described in the prospectus.
	Initials	Initials
(ix)    I acknowledge that subscriptions must be submitted at least five business days prior to first day of each month my investment will be executed as of the first day of the applicable month at the NAV per share as of the day preceding day. I acknowledge that I will not know the NAV per share at which my investment will be executed at the time I subscribe and the NAV per share will generally be made available at www.AGTBCAP.com as of the last day of each month within 20 business days of the last day of each month.

	Initials	Initials
(x)    I acknowledge that my subscription request will not be accepted any earlier than two business days before the first calendar day of each month. I acknowledge that I am not committed to purchase shares at the time my subscription order is submitted and I may cancel my subscription at any time before the time it has been accepted as described in the previous sentence. I understand that I may withdraw my purchase request by notifying the transfer agent, through my financial intermediary or directly on AG Twin Brook Capital Income Fund’s toll-free, automated telephone line, 1-844-298-1372.

	Initials	Initials
(xi)    If I am a New Jersey investor, I acknowledge that,assuming a constant NAV per share of $25.00, AG Twin
Brook Capital Income Fund expects that a one-time investment in 400 shares of each class of shares of
AG Twin Brook Capital Income Fund (representing an aggregate net asset value of $10,000 for each class)
over a course of 5 years would be subject to the following shareholder servicing and/or distribution fees:
$425 for Class S shares, $125 for Class D shares and $0 for Class I shares. In addition, although neither
AG Twin Brook Capital Income Fund nor the Intermediary Manager will charge an upfront sales load with respect to Class S shares, Class D shares or Class I shares, if I buy Class S shares or Class D shares through certain financial intermediaries, they may directly charge me transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a 1.5% cap on NAV for Class D shares and 3.5% cap on NAV for Class S shares.
Selling agents will not charge such fees on Class I shares..

	Initials	Initials

8.b. If you live in any of the following states, please complete Appendix A to AG Twin Brook Capital Income Fund Subscription Agreement: Alabama, California, Idaho, Iowa, Kansas, Kentucky, Maine, Massachusetts, Missouri, Nebraska, New Jersey, New Mexico, North Dakota, Ohio, Oklahoma, Oregon, Puerto Rico, Tennessee and Vermont
In the case of sales to fiduciary accounts, the minimum standards in Appendix A shall be met by the beneficiary, the fiduciary, account, or, by the donor or grantor, who directly or indirectly supplies the funds to purchase the shares if the donor or grantor is the fiduciary.
If you do not have another broker or other financial intermediary introducing you to AG Twin Brook Capital Income Fund, then Foreside may be deemed to be acting as your broker of record in connection with any investment in AG Twin Brook Capital Income Fund. For important information in this respect, see Section 6 above. I declare that the information supplied in this Subscription Agreement is true and correct and may be relied upon by AG Twin Brook Capital Income Fund. I acknowledge that the Broker / Financial Advisor (Broker / Financial Advisor of record) indicated in Section 6 of this Subscription Agreement and its designated clearing agent, if any, will have full access to my account information, including the number of shares I own, tax information (including the Form 1099) and redemption information. Investors may change the Broker / Financial Advisor of record at any time by contacting AG Twin Brook Capital Income Fund Investor Relations at the number indicated below.
SUBSTITUTE IRS FORM W-9 CERTIFICATIONS (required for U.S. investors):
Under penalties of perjury, I certify that:
(1)    The number shown on this Subscription Agreement is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and

(2)    I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
(3)    I am a U.S. citizen or other U.S. person (including a resident alien) (defined in IRS Form W-9); and
(4)    The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.
Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.
The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

X			X
	Signature of Investor	Date		Signature of Co-Investor or Custodian (If applicable)	Date
(MUST BE SIGNED BY CUSTODIAN OR TRUSTEE IF PLAN IS ADMINISTERED BY A THIRD PARTY)

9. Miscellaneous
If investors participating in the Distribution Reinvestment Plan or making subsequent purchases of shares of AG Twin Brook Capital Income Fund experience a material adverse change in their financial condition or can no longer make the representations or warranties set forth in Section 8 above, they are asked to promptly notify AG Twin Brook Capital Income Fund and the Broker in writing. The Broker may notify AG Twin Brook Capital Income Fund if an investor participating in the Distribution Reinvestment Plan can no longer make the representations or warranties set forth in Section 8 above, and AG Twin Brook Capital Income Fund may rely on such notification to terminate such investor’s participation in the Distribution Reinvestment Plan.
No sale of shares may be completed until at least five business days after you receive the final prospectus. To be accepted, a subscription request must be made with a completed and executed subscription agreement in good order and payment of the full purchase price at least five business prior to the first calendar day of the month (unless waived). You will receive a written confirmation of your purchase.
All items on the Subscription Agreement must be completed in order for your subscription to be processed. Subscribers are encouraged to read the prospectus in its entirety for a complete explanation of an investment in the shares of AG Twin Brook Capital Income Fund.

Return the completed Subscription Agreement to:
AG Twin Brook Capital Income Fund 245 Park Avenue, 26th Floor New York, NY 10167
AG Twin Brook Capital Income Fund Investor Relations: 1-844-298-1372

APPENDIX B: SUPPLEMENTAL PERFORMANCE INFORMATION OF THE ADVISER

The Fund is a recently organized, non-diversified, closed-end management investment company with limited operating history that has elected to be regulated as a BDC under the 1940 Act. The performance information presented below is for funds and accounts currently or previously advised by the Adviser or its affiliates that have investment strategies that are substantially similar to the investment strategies of the Fund (“Similar Accounts”). Performance information is presented for funds and accounts that invest primarily, including through the use of leverage proceeds, in secured debt investments with a focus on originated transactions, including first-lien senior secured loans, stretch senior loans, and unitranche loans and, to a lesser extent, in second-lien loans, mezzanine and mezzanine-related loans, and equity investments. The Similar Accounts represent all funds and accounts managed by Adviser or its affiliates that have substantially similar investment strategies as the investment strategies of the Fund.

This supplemental performance information is provided to illustrate the past performance of the Adviser and its affiliates, in managing funds and accounts with investment strategies that are substantially similar to the investment strategies of the Fund.

The performance of the Similar Accounts presented below is not the performance record of the Fund and should not be considered a substitute for the Fund’s own performance. Past returns are not indicative of future performance.

Certain of the Similar Accounts are not subject to the same investment limitations, leverage restrictions, diversification requirements and other restrictions imposed on BDCs by the 1940 Act and on RICs under the Code. If these accounts were operated as BDCs and/or RICs their returns might have been lower. The fees of the Fund are lower than those of the Similar Accounts. The expenses of the Fund may be higher than those of the Similar Accounts. Had the Similar Accounts’ performance reflected the anticipated fees and expenses of the Fund, their performance may have been higher or lower. In addition, although the Similar Accounts have substantially similar investment strategies to the investment strategies of the Fund, the Fund will not always make the same investments as any Similar Accounts, and, therefore, the investment performance of the Fund will differ from the investment performance of the Similar Accounts.

The following table sets forth the historical “net” and “gross” annualized total returns of the Similar Accounts for periods ending June 30, 2023.

Similar Accounts

	1 year	3 year	5 year	Since Inception (June 2015)
Net	11.02%	12.75%	10.93%	10.97%
Gross	12.53%	16.26%	14.02%	14.13%

Returns for periods over one year are annualized. The Similar Accounts include drawdown and non-drawdown funds with returns for drawdown funds calculated on an internal rate of return basis and returns for non-drawdown funds calculated on a total return basis. Annualized returns for the Similar Accounts are calculated by geometrically linking weighted fund quarterly returns. The historical performance presented above does not reflect the impact of any sales load, transaction or other fees, distribution fees or servicing fees. As of the date of this prospectus, the Similar Accounts consisted of only drawdown funds.

“Net” performance data reflects returns for limited partners (excluding affiliates) after all fund expenses, organizational expenses, management fees and performance-based compensation (but before any taxes or tax withholding incurred by investors) for each of the Similar Accounts.

“Gross” performance data reflects returns for limited partners (excluding affiliates) after all fund expenses and organizational expenses (but before management fees, performance-based compensation and any taxes or tax withholding incurred by investors) for each of the Similar Accounts.
B-1

AG Twin Brook Capital
Income Fund
Maximum Offering of $5,000,000,000 in Common Shares

PROSPECTUS

You should rely only on the information contained in this prospectus. No intermediary, salesperson or other person is authorized to make any representations other than those contained in this prospectus and supplemental literature authorized by AG Twin Brook Capital Income Fund and referred to in this prospectus, and, if given or made, such information and representations must not be relied upon. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of these securities. You should not assume that the delivery of this prospectus or that any sale made pursuant to this prospectus implies that the information contained in this prospectus will remain fully accurate and correct as of any time subsequent to the date of this prospectus.
September 22, 2023

PART C
Other Information
Item 25. Financial Statements And Exhibits

(1) Financial Statements

The following financial statements of AG Twin Brook Capital Income Fund, AG Twin Brook BDC, Inc. and AGTB Private BDC are included in Part A of this Registration Statement.

INDEX TO FINANCIAL STATEMENT
AG Twin Brook Capital Income Fund

PAGE
Consolidated Financial Statements	F-3
Consolidated Statements of Assets and Liabilities as of June 30, 2023 (Unaudited) and December 31, 2022	F-3
Consolidated Statements of Operations for the Three and Six Months Ended June 30, 2023 and for the Three Months Ended June 30, 2022 and for the Period January 27, 2022 (Inception) through June 30, 2022 (Unaudited)
F-4
Consolidated Statements of Changes in Net Assets for the Three and Six Months Ended June 30, 2023 and for the Three Months Ended June 30, 2022 and for the Period January 27, 2022 (Inception) through June 30, 2022 (Unaudited)
F-5
Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2023 and for the Period January 27, 2022 (Inception) through June 30, 2022 (Unaudited)	F-6
Consolidated Schedules of Investments as of June 30, 2023 (Unaudited) and December 31, 2022	F-8
Notes to Consolidated Financial Statements (Unaudited)	F-21

AG Twin Brook BDC, Inc.

Consolidated Schedules of Investments as of December 31, 2022 and December 31, 2021	F-128
Notes to Consolidated Financial Statements	F-159

AGTB Private BDC

(2) Exhibits

(a)(1)	Third Amended and Restated Declaration of Trust of the Registrant(6)
(b)	Second Amended and Restated Bylaws of the Registrant(6)
(d)	Form of Subscription Agreement (included in the Prospectus as Appendix A)
(e)	Distribution Reinvestment Plan of the Registrant, dated October 25, 2022(1)
(g)	Amended and Restated Investment Management Agreement by and between the Fund and the Adviser, dated September 6, 2023(6)
(h)(1)	Form of Intermediary Manager Agreement(2)
(h)(2)	Form of Selected Intermediary Agreement(2)
(h)(3)	Distribution and Shareholder Servicing Plan of the Registrant, dated October 25, 2022(1)
(j)	Form of Custodian Agreement(2)
(k)(1)	Amended and Restated Administration Agreement by and between the Fund and the Administrator, dated September 6, 2023(6)
(k)(2)	Transfer Agent Agreement by and between the Fund and DST Systems, Inc., dated October 24, 2022(1)
(k)(3)	Multi-Class Plan of the Registrant, dated October 25, 2022(1)
(k)(4)	Expense Support and Conditional Reimbursement Agreement by and between the Registrant and the Adviser, dated October 25, 2022(1)
(k)(5)
Loan and Servicing Agreement, dated as of June 17, 2022, by and among Twin Brook Capital Funding XXXIII MSPV, LLC, Twin Brook Capital Funding XXXIII, LLC, AGTB Fund Manager, LLC, the Lenders (as defined therein) party thereto, Morgan Stanley Asset Funding Inc. and The Bank of New York Mellon Trust Company, National Association(3)

(k)(6)
Amendment No. 1 to Loan and Servicing Agreement, dated as of October 28, 2022, by and among Twin Brook Capital Funding XXXIII MSPV, LLC, Twin Brook Capital Funding XXXIII, LLC, AGTB Fund Manager, LLC, the Lenders (defined therein) party thereto, Morgan Stanley Asset Funding Inc. and The Bank of New York Mellon Trust Company, National Association(4)

(k)(7)
Loan, Security and Collateral Management Agreement, dated as of December 13, 2022, by and among Twin Brook Capital Funding XXXIII ASPV, LLC, Twin Brook Capital Funding XXXIII, LLC, AGTB Fund Manager, LLC, the Lenders (defined therein) party thereto, Ally Bank and Computershare Trust Company, National Association(5)

(l)	Opinion of Richards, Layton & Finger, P.A.(2)
(n)(1)	Consent of Independent Registered Public Accounting Firm for the Fund*
(n)(2)	Power of Attorney(1)
(n)(3)	Consent of Independent of Registered Public Accounting Firm for AG Twin Brook BDC, Inc.*
(n)(4)	Consent of Independent Registered Public Accounting Firm for AGTB Private BDC*
(n)(5)	Report of Independent Registered Accounting Firm with respect to the “Senior Securities” table*

(p)	Subscription Agreement for Seed Capital, dated February 17, 2022(1)
(r)	Joint Code of Ethics of the Fund and the Adviser(1)
(s)	Calculation of Filing Fee Tables(1)
*	Filed herewith.
(1)	Previously filed as an exhibit to the Registration Statement on Form N-2 (File No. 333-268405), filed on November 16, 2022 and incorporated herein by reference.
(2)	Previously filed as an exhibit to the Registration Statement on Form N-2 (File No. 333-268405), filed on December 12, 2022 and incorporated herein by reference.
(3)	Previously filed as an exhibit to AGTB Private BDC’s Current Report on Form 8-K (File No. 814-01520), filed on June 24, 2022 and incorporated herein by reference.
(4)	Previously filed as an exhibit to AGTB Private BDC’s Current Report on Form 8-K (File No. 814-01520), filed on November 1, 2022 and incorporated herein by reference.
(5)	Previously filed as an exhibit to AGTB Private BDC’s Current Report on Form 8-K (File No. 814-01520), filed on December 19, 2022 and incorporated herein by reference.
(6)	Previously filed as an exhibit to AG Twin Brook Capital Income Fund’s Current Report on Form 8-K (File No. 814-01523), filed on September 8, 2023 and incorporated herein by reference.

Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference.

Item 27. Other Expenses Of Issuance And Distribution

SEC registration fee	$551,000
FINRA filing fee	$225,500
Legal	$3,000,000
Printing	$700,000
Accounting	$60,000
Blue Sky Expenses	$350,000
Advertising and sales literature	$700,000
Due Diligence	$300,000
Miscellaneous fees and expenses	$850,000
Total	$6,736,500

Item 28. Persons Controlled By Or Under Common Control

None.

Item 29. Number Of Holders Of Securities

The following table sets forth the number of record holders of the Registrant’s common shares at June 30, 2023.

Title of Class	Number of Record Holder
Class I Common shares of beneficial interest, $0.001 par value............................	80

Item 30. Indemnification

The information contained under the heading “Description of our Shares.” “Investment Management Agreement and Administration Agreement” and “Plan of Distribution—Indemnification” in this Registration Statement is incorporated herein by reference.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person in the successful defense of an action suit or proceeding) is asserted by a Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is again public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Prior to the date on which we consummate the initial sales pursuant to this offering, the Registrant expects to obtain liability insurance for the benefit of its Trustees and officers (other than with respect to claims resulting from the willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office) on a claims-made basis.

Item 31. Business and Other Connections of Adviser

A description of any other business, profession, vocation or employment of a substantial nature in which AGTB Fund Manager, LLC, and each managing director, director or executive officer of AGTB Fund Manager, LLC, is or has been, during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the section entitled “Management of the Fund.” Additional information regarding AGTB Fund Manager, LLC and its officers and managing member is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-123304), and is incorporated herein by reference.

Item 32. Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

4) the Registrant;
5) the transfer agent;
6) the Custodian;
7) the Adviser; and
8) the Administrator.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

We hereby undertake:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;
(ii) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and
(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time will be deemed to be the initial bona fide offering thereof;

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4) that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C 17 CFR 230.430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act 17 CFR 230.497(b), (c), (d) or (e) as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act 17 CFR 230.430A, will be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(5) that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities. The undersigned Registrant undertakes that in an offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act 17 CFR 230.497;
(ii) the portion of any advertisement pursuant to Rule 482 under the Securities Act 17 CFR 230.482 relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and
(iii) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on the 22nd day of September, 2023.

AG TWIN BROOK CAPITAL INCOME FUND

By:	/s/ Trevor Clark
Name:	Trevor Clark
Title:	Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form N-2 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Trevor Clark	Chairman, Chief Executive Officer and President	September 22, 2023
Trevor Clark

/s/ Terrence Walters	Trustee, Chief Financial Officer and Treasurer	September 22, 2023
Terrence Walters

/s/ James E. Bowers*	Trustee	September 22, 2023
James E. Bowers

/s/ James N. Hallene*	Trustee	September 22, 2023
James N. Hallene

/s/ Lance A. Ludwick*	Trustee	September 22, 2023
Lance A. Ludwick

*By:	/s/ Terrence Walters
Terrence Walters
As Agent or Attorney-in-Fact
September 22, 2023

The original powers of attorney authorizing Trevor Clark, Terrence Walters and Jenny B. Neslin to execute the Registration Statement, and any amendments thereto, for the trustees of the Registrant on whose behalf this Amendment is filed have been executed and filed as an Exhibit to the Registration Statement on Form N-2 (File No. 333-268405), filed on November 16, 2022 and incorporated herein by reference.